Filed Pursuant To Rule 424(B)(3)
Registration No. 333-177264

Dear Toreador Stockholder,

On August 9, 2011, the board of directors of Toreador Resources Corporation (“Toreador”) unanimously approved Toreador’s entry into a merger agreement with ZaZa Energy, LLC (“ZaZa”). Pursuant to the merger agreement, Toreador and ZaZa will become wholly owned subsidiaries of a newly-formed company to be known as ZaZa Energy Corporation (and referred to in this proxy statement/prospectus as “New ZaZa”).

The merger will create an international resources-focused exploration and production company with a portfolio comprising three areas — the Eagle Ford core and the emerging Eagle Ford/Woodbine resource plays in Texas and the Paris Basin in France, with a current total of approximately 435,000 net acres.

In the merger, you will receive one share of common stock of New ZaZa for each share of Toreador common stock you own. Immediately following completion of the transactions, Toreador stockholders will own 25% of the outstanding shares of common stock of New ZaZa, and the current holders of the limited liability company interests of ZaZa will own the remaining 75%. The shares of New ZaZa common stock will trade on the Nasdaq Capital Market under the symbol “ZAZA.”

Toreador will hold a Special Meeting of its stockholders to consider and vote on a proposal to approve the merger agreement, which is described in this proxy statement/prospectus. Information about the Special Meeting, the proposed transactions and related matters is contained in this proxy statement/prospectus, which we urge you to read in its entirety, including the annexes and exhibits.

For a discussion of risk factors related to the proposed transactions, please carefully review “Risk Factors” beginning on page 19 of the attached proxy statement/prospectus.

The board of directors of Toreador unanimously supports the combination of Toreador and ZaZa and recommends that you vote “FOR” the approval of the merger agreement.

Sincerely,	Sincerely,
Adam Kroloff Chairman of the Board	Craig M. McKenzie President and Chief Executive Officer

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January 17, 2012 and is first being mailed to Toreador stockholders on or about January 17, 2012.

Toreador Resources Corporation 5 rue Scribe 75009 Paris, France +33 1 47 03 34 24 Fax +33 1 47 03 33 71

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on February 15, 2012

To Our Stockholders:

A Special Meeting of the Stockholders of Toreador Resources Corporation will be held on February 15, 2012 at 11:00 a.m., local time, at The St. Regis Houston, The Ambassador Room, 1919 Briar Oaks Lane, Houston, Texas 77027. The purposes of the Special Meeting are to:

1. Consider and vote on a proposal to approve the Agreement and Plan of Merger and Contribution, dated as of August 9, 2011, by and among Toreador Resources Corporation, ZaZa Energy, LLC, ZaZa Energy Corporation and Thor Merger Sub Corporation, as it may be amended (the “merger agreement”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The board unanimously recommends a vote “FOR” this proposal.

2. Consider and vote on a proposal to approve, on a non-binding and advisory basis, golden parachute compensation that may be payable to executive officers of Toreador in connection with the proposed merger. The board unanimously recommends a vote “FOR” this proposal.

3. Consider and vote upon an adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the Special Meeting to vote in favor of the approval of the merger agreement. The board unanimously recommends a vote “FOR” this proposal, if necessary.

4. Transact such other business that may properly come before the Special Meeting.

The board of directors of Toreador has fixed January 11, 2012 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof. Only holders of record of shares of Toreador common stock at the close of business on January 11, 2012 are entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof.

For more information about the proposals and the Special Meeting, please review carefully the accompanying proxy statement/prospectus.

Your vote is important. Whether or not you expect to attend the Special Meeting in person, please submit a proxy by telephone or over the internet as instructed in these materials, or complete, date, sign and return the enclosed proxy card, as promptly as possible in order to ensure that we receive your proxy with respect to your shares of Toreador stock. Instructions are shown on the enclosed proxy card and a return envelope (postage pre-paid if mailed in the United States) is enclosed for your convenience.

Please do not send documents or certificates representing your ownership of Toreador common stock at this time. If the merger is consummated, we will notify you of the procedures for exchanging your shares of Toreador common stock.

By Order of the Board of Directors,

Craig M. McKenzie
President and Chief Executive Officer

Paris, France
January 17, 2012

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Toreador from documents previously filed with the Securities and Exchange Commission (“SEC”) that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” on page 170. This information is available for you to review at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can obtain these documents through the SEC website at http://www.sec.gov. You can also obtain these documents at no charge by requesting them in writing or by telephone from Toreador at the following address and telephone number:

Toreador Resources Corporation
13760 Noel Road, Suite 1100
Dallas, Texas 75240-1383
(214) 559-3933
Attn: Shirley Z. Anderson, Corporate Secretary

You may also obtain these documents at no charge by requesting them in writing or by telephone from Toreador’s proxy solicitor.

If you have questions or need assistance voting your shares please contact:

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

MacKenzie Partners is not affiliated with Toreador’s President and Chief Executive Officer, Craig McKenzie.

If you would like to request documents from Toreador, please do so no later than February 1, 2012 to receive them before the Special Meeting.

The information provided in this proxy statement/prospectus with respect to Toreador was provided by Toreador and the information provided in this proxy statement/prospectus with respect to ZaZa was provided by ZaZa.

See “Where You Can Find More Information” beginning on page 170 for more information about the documents referenced in this proxy statement/prospectus.

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QUESTIONS AND ANSWERS ABOUT THE VOTING PROCEDURES FOR THE SPECIAL MEETING

The following are brief answers to common questions that you may have regarding the Special Meeting of stockholders of Toreador, which we refer to as the “Special Meeting.” Toreador urges you to read carefully this entire proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 170.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to approve a merger agreement providing for the combination of Toreador and ZaZa under a newly-formed Delaware corporation known as ZaZa Energy Corporation (and referred to in this proxy statement/prospectus as “New ZaZa”). This combination will be effected by means of a merger of Thor Merger Sub with and into Toreador and the direct or indirect contribution to New ZaZa of all of the outstanding limited liability company interests and net profits interests of ZaZa.

The merger will create an international resources-focused exploration and production company with a portfolio comprising three areas — the Eagle Ford core and the emerging Eagle Ford/Woodbine resource plays in Texas and the Paris Basin in France, with a current total of approximately 435,000 net acres.

In order to complete the merger, Toreador stockholders must vote to approve the merger agreement and the merger. Toreador will hold a Special Meeting to obtain this approval. The enclosed proxy card or voting instruction card allows you to vote your Toreador shares without attending the Special Meeting.

Q:	When and where is the Special Meeting?

A:	The Special Meeting is scheduled to be held at 11:00 a.m., local time, on February 15, 2012, at The St. Regis Houston, The Ambassador Room, located at 1919 Briar Oaks Lane, Houston, Texas 77027.

Q:	Who is entitled to vote at the Special Meeting?

A:	The board of directors of Toreador has fixed January 11, 2012, as the record date for the Special Meeting. If you were a Toreador stockholder at the close of business on the record date, you are entitled to vote your Toreador shares at the Special Meeting.

Q:	What constitutes a quorum for the Special Meeting?

A:	One-third of the outstanding Toreador shares of common stock entitled to vote, present at the Special Meeting in person or by proxy, will constitute a quorum for the Special Meeting.

Q:	Who can attend the Special Meeting?

A:	All Toreador stockholders as of the record date may attend the Special Meeting. If you are a beneficial owner of Toreador shares held in street name, you must provide evidence of your ownership of Toreador shares, which you can obtain from your broker, banker or nominee.

Q:	How many votes do I have?

A:	You are entitled to one vote at the Special Meeting for each share of Toreador common stock that you owned as of the record date. As of the close of business on the record date, there were approximately 25,325,617 shares of Toreador common stock outstanding. As of that date, 2.84% of the outstanding shares of Toreador common stock were held by the directors and executive officers of Toreador.

Q:	What vote is required to approve the proposals being presented at the Special Meeting?

A:	Proposal No. 1: The affirmative vote of the holders of at least a majority of the outstanding shares of Toreador common stock is required to approve the merger agreement.

Proposal No. 2: Approval of the non-binding golden parachute proposal will require the affirmative vote of the holders of a majority of the shares of Toreador common stock present in person or represented by proxy at the Special Meeting and entitled to vote on that proposal.

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Proposal No. 3: Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Toreador common stock present in person or represented by proxy at the Special Meeting and entitled to vote on that proposal.

Q:	What if my bank, broker or other nominee holds my shares of Toreador in “street name”?

A:	If a bank, broker or other nominee holds your Toreador shares for your benefit but not in your own name, your Toreador shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use for your Toreador shares. The availability of telephone and Internet voting depends on the voting procedures of your bank, broker or other nominee. Please follow your instructions on the voting instruction form they send you. If your Toreador shares are held in the name of your bank, broker or other nominee and you wish to vote in person at the Special Meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the Special Meeting in order to vote in person.

Q:	How do I vote?

A:	After reading and carefully considering the information contained in this proxy statement/prospectus, please vote promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as set forth below as soon as possible even if you plan to attend the Special Meeting.

Internet. You can vote over the Internet by following the instructions included with your proxy card. If you vote over the Internet, do not return your proxy card. The availability of Internet voting for beneficial owners holding Toreador shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Telephone. You can vote by telephone by following the instructions included with your proxy card. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card. The availability of telephone voting for beneficial owners holding Toreador shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Mail. You can vote by mail by simply completing, signing, dating and mailing your proxy card or voting instruction card in the postage-paid envelope included with this proxy statement/prospectus.

In addition, all stockholders may vote in person at the Special Meeting. You may also be represented by another person at the meeting by executing a proper proxy designating that person. If you are a beneficial owner of Toreador shares held in street name, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

For additional information on voting procedures, see “The Special Meeting,” beginning on page 47.

Q:	What do I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Toreador shares in more than one brokerage account, you will receive a separate instruction card for each brokerage account in which you hold shares. If you are a holder of record and your Toreador shares are held in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card you receive, or you may cast your vote by telephone or Internet by following the instructions on your proxy card.

Q:	How will my proxy be voted?

A:	If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your Toreador shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your Toreador shares will be voted in favor of that proposal.

Q:	What if I mark “abstain” when voting or do not vote on the proposals?

A:	If you mark abstain when voting, your Toreador shares will still be counted in determining whether a quorum is present at the Special Meeting. However, if you fail to vote in person or by proxy any Toreador shares for which you are the record owner or fail to instruct your broker or other nominee on how to vote the Toreador shares you hold in street name, your Toreador shares will not be counted in determining whether a quorum is present at the Special Meeting.

Proposal No. 1: Because adoption of the merger agreement requires the affirmative vote of the majority of the outstanding shares of common stock of Toreador as of the record date, if you mark “abstain” or fail to vote on the proposed merger, it will have the same effect as a vote “AGAINST” the merger.

Proposal No. 2: If you mark “abstain” with respect to the golden parachute proposal, it will have the same effect as a vote “AGAINST” the proposal. If you fail to vote in person or by proxy with respect to any Toreador shares for which you are the record owner or fail to instruct your broker or other nominee on how to vote the Toreador shares you hold in street name with respect to the golden parachute proposal, your Toreador shares will not be voted, or treated as present at the Special Meeting and entitled to vote, on that proposal, and as such, your failure to vote or to instruct your broker or nominee how to vote will not have the effect of a “FOR” or “AGAINST” vote with respect to that proposal.

Proposal No. 3: If you mark “abstain” with respect to the adjournment, it will have the same effect as a vote “AGAINST” that proposal. If you fail to vote in person or by proxy with respect to any Toreador shares for which you are the record owner or fail to instruct your broker or other nominee on how to vote the Toreador shares you hold in street name with respect to the adjournment proposal, your Toreador shares will not be voted, or treated as present at the Special Meeting and entitled to vote, on that proposal, and as such, your failure to vote or to instruct your broker or nominee how to vote will not have the effect of a “FOR” or “AGAINST” vote with respect to that proposal.

Q:	Can I change my vote after I have submitted a proxy or voting instruction card?

A:	Yes. If you are a stockholder of record you can change your vote at any time before your proxy is voted at the Special Meeting. You can do this in one of three ways:

• you can send a signed notice of revocation to the Corporate Secretary of Toreador;

• you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above; or

• you can attend the Special Meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, though your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the Special Meeting. If you are a beneficial owner of Toreador shares held in street name, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Special Meeting if you obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

Additional information on changing your vote is located on page 50.

Q:	Are Toreador stockholders entitled to exercise dissenters’ or appraisal rights in connection with the merger?

A:	No. Toreador stockholders are not entitled to any dissenters’ or appraisal rights in connection with the merger.

Q:	Should I send in my Toreador stock certificates now?

A:	No. If you hold Toreador stock certificates, after we have completed the merger, you will receive written instructions informing you how to exchange your Toreador stock certificates.

Q:	How does the board of directors of Toreador recommend that I vote with respect to the proposed merger and the other proposals being presented at the Special Meeting?

A:	Toreador’s board of directors recommends that the stockholders of Toreador vote “FOR” the proposal to approve the merger agreement and the other proposals being presented at the Special Meeting. Additional information on the recommendation of Toreador’s board of directors is set forth in “The Transactions — Toreador’s Reasons for the Transactions and Recommendation of Toreador’s Board of Directors” beginning on page 65.

Q:	When do you expect the merger to be completed?

A:	The transaction is expected to close in the first quarter of 2012. However, the consummation of the transaction is subject to conditions other than Toreador stockholder approval, and it is possible that factors outside the control of Toreador and ZaZa could result in the merger being completed at a later time, or not at all.

Q:	Are there any risks that I should consider?

A:	Yes. There are risks associated with all business combinations, including the proposed merger. There are also risks associated with New ZaZa’s business and the ownership of New ZaZa shares. We have described certain of these risks and other risks in more detail under “Risk Factors” beginning on page 19.

Q:	Where can I find more information about Toreador?

A:	Toreador files periodic reports and other information with the SEC. You may read and copy this information at the SEC’s public reference facility. Please call the SEC at 1-800-SEC-0330 for information about this facility. Toreador maintains a website and you can obtain Toreador’s SEC filings at http://www.toreador.net. The information contained or accessible on its website is not part of this proxy statement/prospectus, other than those documents that Toreador files with the SEC that are incorporated by reference into this proxy statement/prospectus.

Q:	Who can answer my questions I may have about the Special Meeting or the transactions?

A:	If you have more questions about the merger, please call Tony Vermeire of Toreador at +33 1 47 03 34 24. Toreador stockholders who have any questions or require assistance regarding the method of exercising your proxy or requests for additional copies of documents, and banks and brokers may contact Toreador’s proxy solicitor, MacKenzie Partners, Inc., at 105 Madison Avenue, New York, NY 10016 or by telephone at (800) 322-2885 (toll free) Monday through Friday (except bank holidays), between 7:00 a.m. and 7:00 p.m., New York City time, or by email at proxy@mackenziepartners.com. MacKenzie Partners is not affiliated with Toreador’s President and Chief Executive Officer, Craig McKenzie.

SUMMARY

The following summary highlights only selected information contained elsewhere in this proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, you are encouraged to read this proxy statement/prospectus carefully and in its entirety, including its annexes and the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 170. In addition, definitions for certain terms relating to the oil and gas business can be found in “Glossary of Oil and Gas Terms” beginning on page 171.

References to “we” or “our” and other first person references in this proxy statement/prospectus refer to both Toreador and ZaZa, before completion of the transactions. We refer to the new holding company in this proxy statement/prospectus as “New ZaZa.”

Parties to the Transactions

ZaZa Energy, LLC

ZaZa, a Texas limited liability company, is a privately-held independent exploration and production company focused on the exploration and development of unconventional onshore oil and gas resources in the United States of America. Entities controlled by Todd Alan Brooks, John E. Hearn Jr. and Gaston L. Kearby, the managing partners of ZaZa, each own one-third of the outstanding limited liability company interests of ZaZa. ZaZa’s operations are concentrated in South Texas, including its largest exploration area in the core area of the Eagle Ford shale formation and in the eastern extension of the Eagle Ford/Woodbine formation, which we refer to as the “Eaglebine.” As of September 30, 2011, ZaZa had accumulated lease acreage through a joint venture with Hess Corporation of approximately 122,000 gross acres (approximately 12,200 net acres), and had also accumulated approximately 82,000 gross acres (approximately 60,000 net acres) in the Eaglebine formation, which acreage is not part of its joint venture. ZaZa was formed in March 2009 primarily to acquire and develop unconventional oil and gas resources. ZaZa has grown its existing property base by developing and exploring its acreage, purchasing new undeveloped leases, and acquiring oil and gas producing properties and drilling prospects from third parties. ZaZa’s headquarters are located at 1301 McKinney Street, Suite 2850, Houston, Texas 77010 (telephone number: (713) 595-1900). ZaZa also has a field office in Corpus Christi, Texas.

Toreador Resources Corporation

Toreador is an independent energy company engaged in the exploration and production of crude oil with interests in developed and undeveloped oil properties in the Paris Basin, France. Toreador currently operates solely in the Paris Basin, which covers approximately 170,000 km2 of northeastern France, centered 50 to 100 km east and south of Paris. At September 30, 2011, Toreador held interests in approximately 997,000 gross exploration acres (awarded and pending publication). According to Gaffney, Cline & Associates Ltd, an independent petroleum and geological engineering firm, or Gaffney Cline, as of December 31, 2010, Toreador’s proved reserves were 5.5 MMbbls, Toreador’s proved plus probable reserves were 9.1 MMbbls and Toreador’s proved plus probable plus possible reserves were 13.9 MMbbls. As of September 30, 2011, production from Toreador’s two conventional oilfield areas in the Paris Basin — the Neocomian Complex and Charmottes oil fields — represented a majority of its total revenue and substantially all of its sales and other operating revenue. Toreador intends to maintain production from these mature assets using suitable enhanced oil recovery techniques. In addition to this production base, Toreador has identified several additional conventional targets on all exploration permits, including the La Garenne field, which is the first of these targets, and for which Toreador intends to formulate a development plan. Toreador is also focused on executing with a subsidiary of Hess Corporation (“Hess”), Toreador’s strategic partner, a proof of concept program by drilling, completing and testing pilot wells to evaluate the geological and economic potential of the source rocks in the Paris Basin Liassic. The proof of concept program is the plan by which Toreador and Hess expect to drill and test six or more exploration wells to determine the commercial viability of oil production from the Liassic source rock in the Paris Basin.

A French law that went into effect on July 13, 2011 bans the use of hydraulic fracturing for oil and gas extraction. This law does not, however, prevent implementation of the proof of concept program being executed by Toreador and Hess as this program does not call for hydraulic fracturing. Toreador believes, however, that at the current level of technical know-how, there are significant uncertainties associated with extraction technologies that can be used for production in the Paris Basin Liassic and, as such, hydraulic fracturing is the most economically viable extraction method for production in the Paris Basin Liassic. Although the French hydraulic fracturing ban is expected to be reviewed on an annual basis by the French parliament, a new law would need to be enacted to allow for hydraulic fracturing in France. Unless the French government repeals its ban on hydraulic fracturing or another economically viable extraction method is developed or improved, Toreador believes it will be difficult to commercially produce any oil it finds in the Paris Basin Liassic.

Toreador’s common stock is traded on the Nasdaq Global Market under the trading symbol “TRGL.” Toreador’s principal executive office is located at c/o Toreador Holding SAS, 5 rue Scribe, 75009 Paris, France (telephone number: +33 1 47 03 34 24). Toreador’s office in the United States is located at 13760 Noel Road, Suite 1100, Dallas, Texas, 75240-1383 (telephone number: (214) 559-3933).

Additional information about Toreador and its subsidiaries is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 170.

ZaZa Energy Corporation

New ZaZa was formed for the purpose of being a holding company of both Toreador and ZaZa from and after completion of the transactions contemplated by the merger agreement (“closing”). New ZaZa is currently owned one-half by Toreador and one-half by ZaZa. New ZaZa has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

New ZaZa’s principal executive offices are located at c/o ZaZa Energy, LLC, 1301 McKinney Street, Suite 2850, Houston, Texas 77010 (telephone number: (713) 595-1900).

Thor Merger Sub Corporation

Thor Merger Sub Corporation, a Delaware corporation and a direct, wholly owned subsidiary of New ZaZa (“Thor Merger Sub”), was formed solely for the purpose of consummating the merger of Thor Merger Sub with and into Toreador. Thor Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Thor Merger Sub’s office is located at c/o Toreador Holding SAS, 5 rue Scribe, 75009 Paris, France (telephone number: +33 1 47 03 34 24).

The Merger and Contributions

On August 9, 2011, Toreador entered into the merger agreement with ZaZa, New ZaZa and Thor Merger Sub. Pursuant to the merger agreement, Thor Merger Sub will merge with and into Toreador, with Toreador as the surviving corporation and becoming a wholly owned subsidiary of New ZaZa. In the merger, each outstanding share of Toreador common stock will be converted into the right to receive one share of New ZaZa common stock.

Simultaneously with the merger, pursuant to a contribution agreement entered into concurrently with the merger agreement, the three holders of the limited liability company interests of ZaZa will together contribute to New ZaZa, directly or indirectly, all of the outstanding limited liability company interests of ZaZa in exchange for a total of approximately 75,976,851 shares of New ZaZa common stock and $45.2 million in cash and/or newly issued subordinated secured promissory notes of New ZaZa. Each of the three holders of the ZaZa limited liability company interests will receive approximately 25,325,617 shares of New ZaZa common stock as a result of the contribution and $15.067 million in cash and/or newly issued subordinated secured promissory notes of New ZaZa. The subordinated secured promissory notes will bear interest at a rate of 8% per annum, will require New ZaZa to make monthly interest payments on the last day of each calendar month and will mature on the fourth anniversary of the closing, subject to mandatory prepayments in specified circumstances. They will also be secured by the limited liability company interests of ZaZa held by New ZaZa after the transactions and subordinated to up to $150 million of future senior indebtedness of New ZaZa. In this proxy statement/prospectus, we refer to the $45.2 million in cash and/or subordinated secured promissory note consideration as the “ZaZa non-equity consideration.” As described below under “Key Terms of Transaction Agreements — Covenant with Respect to the Minimum Cash Condition,” the ZaZa non-equity consideration will be paid in the form of subordinated secured promissory notes, rather than in the form of cash, if and to the extent that the payment of the ZaZa non-equity consideration in cash would give rise to a failure of the minimum cash condition described below under “Description of the Merger Agreement — Conditions to the Transactions.” The ZaZa non-equity consideration will be paid in the form of cash only if and to the extent that the payment of the ZaZa non-equity consideration in cash would not give rise to a failure of the minimum cash condition.

Simultaneously with the merger, pursuant to a contribution agreement entered into concurrently with the merger agreement, the holders of net profits interests in ZaZa have agreed to exchange all of the outstanding net profits interests in ZaZa in exchange for $4.8 million in cash.

Immediately following the merger and contributions described above, Toreador and ZaZa will be wholly owned subsidiaries of New ZaZa. After completion of the transactions, the former Toreador stockholders and the former holders of limited liability company interests in ZaZa will own 25% and 75%, respectively, of the outstanding shares of New ZaZa common stock. For additional information on the transactions, see “The Transactions” beginning on page 53, and for additional information on the merger agreement and the related transaction documents, see “The Agreements” beginning on page 86.

Strategy of New ZaZa

New ZaZa’s strategic objectives for the 24 months after closing consist of three key components:

•	Execute on its existing portfolio of drilling opportunities;

•	Expand its portfolio; and

•	Consolidate and integrate its operations.

Execution of New ZaZa’s Existing Portfolio of Drilling Opportunities

New ZaZa expects to maintain financial discipline and prudent leverage ratios to allow it to execute on its existing portfolio of drilling opportunities while seeking to maximize returns. Subject to the limitations of our agreements with our joint venture partners, in the case of the Paris Basin and the Eagle Ford, and the availability of financing or pursuing a joint venture in the Eaglebine, we intend to do the following:

•	New ZaZa plans to apply its experienced staff to solidify its land position by acquiring additional acreage that is adjacent to, or within close proximity of, the acreage in which ZaZa already holds an ownership position and/or increasing ZaZa’s net acreage position in acreage in which ZaZa already holds an ownership position by acquiring additional interests in that acreage. New ZaZa also plans to use its in-house technical skills in geoscience, drilling, and unconventional completion technology to aim to maximize returns in the Eagle Ford, the Eaglebine and the Paris Basin. New ZaZa’s management has specifically identified and scheduled drilling locations to plan its future multi-year drilling activities on its existing acreage position in the United States and France. These identified drilling locations represent a significant part of New ZaZa’s growth strategy. Over the next twelve months, New ZaZa plans to:

•	Commence a conventional drilling one-rig program in the Paris Basin;

•	Commence drilling a six well program targeting the Paris Basin Liassic source rock, operated by its joint venture partner;

•	Expand to eight rigs drilling in the Eagle Ford (including the rigs active as of December 31, 2011) and drill an additional 100 carried wells, in addition to the 23 carried wells and 4 wells in progress as of December 31, 2011, by year-end 2012; and

•	Start a one rig program in the Eaglebine.

•	New ZaZa intends to explore ways to accelerate the drilling program on its approximately 82,000 gross acres in the Eaglebine by pursuing a joint venture with a third party.

For additional information about our current joint venture agreements, see “ZaZa Business, Industry & Properties — ZaZa’s Area of Operations — Eaglebine Shale” on page 122. For additional information about our plans to raise additional financing or identify new joint venture partners, see “ZaZa Management’s Discussion and Analysis — Liquidity and Capital Resources — Capital Resources After the Completion of the Transactions with Toreador” beginning on page 141.

We expect the costs of the foregoing programs (other than the contemplated conventional drilling one rig program in the Paris Basin and the contemplated one rig program in the Eaglebine) to be funded, or “carried,” by Toreador’s and ZaZa’s current joint venture partner under their existing joint venture arrangements. We expect the costs associated with the contemplated one rig programs in the Paris Basin and the Eaglebine to be between $25 million and $35 million during 2012. New ZaZa’s ability to implement these one rig programs will be dependent on the availability of cash flow from operations or bonus income it receives from its joint venture with Hess or its ability to obtain financing through borrowings, capital market transactions or agreements with joint venture partners. We can provide no assurance that New ZaZa will be able to successfully obtain the necessary financing or joint venture partners for the one rig programs.

Expansion of New ZaZa’s Existing Portfolio

New ZaZa’s growth strategy includes acquiring oil and gas properties, subject to the availability of financing, including:

•	In the Eagle Ford, New ZaZa intends to acquire additional acreage, either with its joint venture partner (expecting to increase its acreage to 160,000 gross acres) or as wholly owned adjacent acreage.

•	In the Eaglebine, New ZaZa expects to build out its position to reach over 100,000 gross acres in early 2012.

•	In the Paris Basin, New ZaZa will consider farming-in and/or acquiring additional acreage, either with its joint venture partner or as wholly owned adjacent acreage.

•	New ZaZa will selectively evaluate and pursue emerging resource plays in the Americas or Europe on an opportunity-by-opportunity basis.

The cost of implementing the forgoing programs will depend on the extent to which acquisition or farm-in opportunities become available. However, if such opportunities do become available, the cost of pursuing them could be significant. New ZaZa’s ability to pursue any such opportunities that become available will be dependent on its ability to obtain financing through borrowings, capital market transactions or agreements with joint venture partners. We can provide no assurance that New ZaZa will have the necessary cash available or be able to successfully obtain the necessary financing or joint venture partners to pursue such opportunities.

Consolidation and Integration of New ZaZa’s Operations

•	New ZaZa intends to become an industry resource play aggregator by establishing footholds or acquiring acreage positions in several geographically diverse resource basins, increasing its technical capabilities, and managing its acreage portfolio through swaps, joint ventures and selective acquisitions throughout its area of operations. To achieve this, it is expected that New ZaZa will start high grading and continuously consolidating its properties worldwide.

•	New ZaZa expects to integrate the organizations, procedures and operations of Toreador and ZaZa, and it is expected that such integration will result in increased operational efficiencies.

Toreador Board Reasons & Recommendations

After careful consideration, the members of Toreador’s board of directors unanimously approved the merger agreement and the related transaction agreements. For factors considered by the Toreador board of directors in reaching its decision to approve the merger agreement and the related transaction agreements, see “The Transactions — Toreador’s Reasons for the Transactions and Recommendation of Toreador’s Board of Directors” beginning on page 65. The board of directors of Toreador unanimously recommends that Toreador stockholders vote “FOR” the approval of the merger agreement.

Opinion of Toreador’s Financial Advisor

On August 8, 2011, RBC Capital Markets, LLC, or RBC, delivered its oral opinion, subsequently confirmed in a written opinion dated August 9, 2011, to the Toreador board of directors to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth in its written opinion, the exchange ratio of one share of New ZaZa for each outstanding Toreador share in the merger was fair, from a financial point of view, to holders of Toreador common stock. The full text of RBC’s written opinion, dated August 9, 2011, which, among other things, sets forth the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC in connection with its opinion, is attached to this proxy statement/prospectus as Annex B. RBC provided its opinion for the information and assistance of the Toreador board of directors in connection with its consideration of the proposed transactions. All advice and opinions (written and oral) rendered by RBC were intended for the use and benefit of the Toreador board of directors. The RBC opinion was not a recommendation to any stockholder as to how such stockholder should vote with respect to the merger or any other proposal to be voted upon by the stockholders of Toreador in connection with the transactions. Toreador encourages its stockholders to read the RBC opinion in its entirety. See “The Transactions — Opinion of Toreador’s Financial Advisor” beginning on page 68.

Key Terms of Transaction Agreements

As more fully described in this proxy statement/prospectus and as set forth in the merger agreement, the consummation of the transactions depends on a number of conditions being satisfied or waived. These conditions include:

•	the approval of the merger agreement by the holders of a majority of the outstanding shares of Toreador common stock;

•	the absence of orders or injunctions of U.S. or French courts prohibiting the consummation of the transactions;

•	the declaration of the effectiveness by the SEC of the registration statement of which this proxy statement/prospectus is a part;

•	the listing of New ZaZa common stock on the Nasdaq Capital Market (we obtained approval of such listing on December 22, 2011); and

•	the obtaining of required clearance from the French Bureau of Exploration and Production of Hydrocarbons (we obtained this clearance as of October 25, 2011).

Toreador’s obligation to consummate the merger and the obligation of the equity holders of ZaZa to consummate the contribution transactions contemplated by the merger agreement are subject to certain additional customary conditions, including material accuracy of representations and warranties of the other party, performance by the other party of its covenants in all material respects and that no material adverse effect with respect to Toreador or ZaZa has occurred.

In addition, each of Toreador’s and ZaZa’s obligations to consummate the transactions contemplated by the merger agreement is subject to the condition that the sum of the following amounts is not less than $10 million:

•	Toreador’s and ZaZa’s cash immediately before closing, plus

•	the amount of Toreador’s and ZaZa’s borrowing capacity immediately before closing that will remain in effect after closing, plus

•	the amount of any cash of New ZaZa, Toreador and ZaZa reasonably expected to be funded (whether by borrowings, issuance or equity interests or otherwise) prior to or substantially concurrently with closing, plus

•	any borrowing capacity reasonably expected to be available to New ZaZa, Toreador and ZaZa within five business days of closing after giving effect to any prepayment obligations under any of New ZaZa’s subordinated secured promissory notes triggered by any such obligation, minus

•	any cash amounts payable by New ZaZa, Toreador and ZaZa in connection with the closing.

We refer to this condition as the “minimum cash condition.” Toreador and ZaZa estimate that New ZaZa, Toreador and/or ZaZa may need to raise up to $66.5 million of financing, less cash on hand at the closing, for the minimum cash condition to be satisfied. The pro forma combined balance sheet shows approximately $17.7 million of unrestricted cash (excluding cash committed to financing for ZaZa’s joint venture partner) as of September 30, 2011. However, cash on hand fluctuates during the course of the year and, as such, the amount of cash that Toreador and ZaZa will have on hand at closing is subject to a variety of factors, many of which are beyond the control of Toreador and ZaZa. Accordingly, the cash on hand at closing may be substantially less than estimated. Although we believe we should be able to raise any required financing at or prior to closing, we cannot provide any assurance that we will be successful in doing so, or that, if we are able to raise this financing, it will be on favorable terms.

For additional information relating to the conditions to the consummation of the transactions, see “The Agreements — Description of the Merger Agreement — Conditions to the Transactions” beginning on page 97.

Covenant with Respect to the Minimum Cash Condition

Toreador and ZaZa have agreed to use their reasonable best efforts to retain cash as reasonably necessary to satisfy the minimum cash condition. In addition, under the terms of the contribution agreement with the holders of the ZaZa limited liability company interests, the ZaZa non-equity consideration will be paid in the form of subordinated secured promissory notes, rather than in the form of cash, if and to the extent that the payment of the ZaZa non-equity consideration in cash would give rise to a failure of the minimum cash condition.

Since its formation in March 2009, ZaZa has been classified as a partnership for tax purposes and all of ZaZa’s net income for federal income tax purposes is allocable to, and reportable on the federal income tax returns of, the holders of ZaZa’s limited liability company interests. ZaZa’s limited liability company agreement contemplates that ZaZa would make tax distributions to holders of ZaZa’s limited liability company interests in an amount equal to 35% of ZaZa’s net income. However, ZaZa has not made all of these tax distributions.

Under the terms of the merger agreement, ZaZa is permitted at any time to make tax distributions to the holders of ZaZa’s limited liability company interests with respect to the net income of ZaZa for the period from March 2009 through December 31, 2010, even if such distributions would result in a failure to satisfy the minimum cash condition. Such unpaid tax distributions are estimated by ZaZa to be approximately $1.1 million in the aggregate. In addition, on or after January 14, 2012, ZaZa is permitted to make tax distributions to the holders of ZaZa’s limited liability company interests with respect to the net income of ZaZa for the periods after December 31, 2010 and prior to closing, even if such distributions would result in a failure to satisfy the minimum cash condition. The tax distributions in respect of the period from January 1, 2011 through December 31, 2011 are estimated by ZaZa to be approximately $1.5 million in the aggregate.

For additional information on these provisions and other covenants contained in the merger agreement, see “The Agreements — Description of the Merger Agreement — Conduct of ZaZa’s and Toreador’s Businesses Pending the Merger” beginning on page 90.

No Solicitation

Toreador, ZaZa and their respective subsidiaries and representatives, among other things:

•	may not solicit any inquiries or the making of any acquisition proposal for Toreador or ZaZa; and

•	must cease or terminate any existing discussions or negotiations with third parties.

Termination of the Merger Agreement; Termination Fee; Reimbursement of Expenses

The merger agreement provides for certain termination rights for Toreador and ZaZa, including the right of either party to terminate if the transactions have not been consummated by June 30, 2012, the stockholders of Toreador do not approve the merger agreement, the proposed transactions are prohibited by a permanent order or injunction of a U.S. or French court, or the other party breaches any of its representations, warranties or covenants in the merger agreement, and, as a result, the closing conditions relating to the accuracy of the other party’s representations and warranties or its compliance with its covenants cannot be satisfied and such breach is not curable or cured within a certain period.

If the board of directors of Toreador fails to recommend that Toreador’s stockholders vote to approve the merger agreement or withdraws its recommendation in favor of the merger agreement, then ZaZa has the right to terminate the merger agreement and Toreador will be required to pay ZaZa a termination fee of $3.5 million. Prior to the vote of its stockholders at the Special Meeting, Toreador has the right to terminate the merger agreement and enter into an agreement for an unsolicited alternative business combination transaction that the board of directors of Toreador determines to be superior to the proposed transactions, so long as Toreador complies with certain notice and other requirements set forth in the merger agreement and Toreador pays ZaZa a termination fee of $3.5 million. A “superior proposal” for Toreador means a bona fide written proposal or offer made by a third party, that if consummated would result in such third party owning, directly or indirectly, more than 50% of the shares of Toreador common stock then outstanding (or of the surviving entity or its direct or indirect parent) or all or substantially all of the assets of Toreador, which the board of directors of Toreador determines in good faith, after consultation with outside counsel and a financial advisor, to be more favorable to the Toreador stockholders than the transactions with ZaZa, taking into account the terms and conditions of such proposal and the merger agreement and any proposal or offer of ZaZa to amend the terms of the merger agreement or the merger, and believes is reasonably capable of being completed, taking into account all relevant factors.

In addition, if Toreador or ZaZa terminates the merger agreement because the other party breaches any of its representations, warranties or covenants in the merger agreement, and, as a result, the closing conditions relating to the accuracy of the other party’s representations and warranties or the other party cannot comply with its covenants, then the breaching party will be required to reimburse the terminating party’s out of pocket expenses up to a maximum of $750,000.

For additional information on Toreador’s right to terminate the merger agreement in connection with a superior proposal, see “The Agreements — Description of the Merger Agreement — Termination by Toreador in Connection with a Superior Proposal” beginning on page 95. For additional information on termination fees and reimbursement of expenses, see “The Agreements — Description of the Merger Agreement — Termination Fee and Expenses” beginning on page 99.

Regulatory Approvals

Toreador and ZaZa have agreed to use their reasonable best efforts to obtain as promptly as practicable all third party or governmental consents, approvals, permits or authorizations required for the consummation of the transactions. These approvals include the clearance of the French Bureau of Exploration and Production of Hydrocarbons in accordance with article 43.2 and 43.4 of Decree no. 2006-648, dated June 2, 2006, regarding hydrocarbon permits and underground storage permits. We obtained this clearance on October 25, 2011. In using their reasonable best efforts, neither Toreador nor ZaZa will be required to agree to material divestitures, licenses, hold separate agreements or similar actions.

For additional information relating to the regulatory approvals, see “The Agreements — Description of the Merger Agreement — Other Covenants and Agreements — Efforts to Consummate” beginning on page 96.

Tax Consequences to Toreador Stockholders

The Internal Revenue Service has issued to New ZaZa a private letter ruling, dated November 30, 2011, that provides, among other, things that for U.S. federal income tax purposes, the receipt of New ZaZa common stock in exchange for Toreador common stock pursuant to the merger will qualify as a nonrecognition transaction under Section 351 of the Internal Revenue Code of 1986, as amended. This ruling also states that a holder of shares of Toreador common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon receipt of shares of New ZaZa common stock in exchange for shares of Toreador common stock in the merger, except with respect to any cash received in lieu of a fractional share of New ZaZa common stock.

All holders of shares of Toreador common stock should read the section entitled “Material U.S. Federal Tax Consequences” beginning on page 83 for a more complete discussion of the U.S. federal income tax consequences of the merger, as well as the consequences of owning and disposing of shares of New ZaZa common stock. In addition, all holders of shares of Toreador common stock are urged to consult with their tax advisors regarding the tax consequences of the merger to them, including the effects of U.S. federal, state and local, non-U.S. and other tax laws.

Differences with Respect to Rights of Toreador Stockholders and New ZaZa Stockholders

The rights of Toreador stockholders are governed by Toreador’s restated certificate of incorporation, as amended, its fourth amended and restated bylaws and the laws of the State of Delaware. Upon consummation of the transactions contemplated by the merger agreement, the Toreador stockholders will become stockholders of New ZaZa and, accordingly, their rights will be governed by the restated certificate of incorporation of New ZaZa that will be adopted at such time, and the amended and restated bylaws that will be adopted at such time, and the laws of the State of Delaware. Although the rights and privileges of Toreador stockholders are, in many instances, comparable to those of New ZaZa stockholders, there are some differences. For a summary of the material differences between the rights of Toreador stockholders and the rights of New ZaZa stockholders, see “Comparison of Stockholder Rights” beginning on page 163.

Officers and Directors of New ZaZa

Upon the closing, New ZaZa’s initial board of directors will consist of nine directors, with seven to be designated by ZaZa and two to be designated by Toreador. It is expected that Toreador will designate Adam Kroloff, the current Chairman of the Board of Toreador, and Bernard de Combret, a current independent director of Toreador, as its designees. It is expected that ZaZa will designate as its designees Todd Alan Brooks, John E. Hearn Jr. and Gaston L. Kearby, the three current managing partners of ZaZa; Craig M. McKenzie, the current President and Chief Executive Officer of Toreador; Travis H. Burris; Fred S. Zeidman; and Herbert C. Williamson III, a current independent director of Toreador.

After the closing, the board of directors will be determined as set forth in a stockholders’ agreement entered into between New ZaZa and the three current holders of the limited liability company interests of ZaZa, which we refer to as the “current ZaZa owners” in this proxy statement/prospectus. Under the stockholders’ agreement, for three years after the closing, the board of directors will consist of nine members (unless changed by a vote of at least 75% of the directors). During the three years following the closing, the current ZaZa owners will be entitled to designate a proportional number of directors to the board (but not more than seven) based upon the current ZaZa owners’ (and their permitted transferees’) percentage ownership of New ZaZa. During such period, as long as the current ZaZa owners (and their permitted transferees) own at least 72.2% of the outstanding shares of New ZaZa common stock, they will continue to have the right to designate seven directors. The remaining directors of New ZaZa will be nominated by a nominating committee consisting of two directors selected by the Toreador designees (and their successors) and one independent director selected by the current ZaZa owners. During the three years after closing, the current ZaZa owners will be required to vote their ZaZa shares in favor of the nominees of the nominating committee. After the third anniversary of the closing, there will be no limitation on the number of directors of New ZaZa that the current ZaZa owners may nominate and elect.

Since the current ZaZa owners will beneficially own more than a majority of the voting power for the election of directors, New ZaZa will be deemed to be a “controlled company” for purposes of Nasdaq Rule 5615(c)(2). As a result, New ZaZa may elect under the Nasdaq rules to be exempt from certain corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors.

It is expected that, upon consummation of the transactions, Craig M. McKenzie, the current President and Chief Executive Officer of Toreador, will serve as the President and Chief Executive Officer of New ZaZa.

For more information on the new directors and management of New ZaZa, see “New ZaZa Executive Officers and Directors” beginning on page 155.

Interests of the Current ZaZa Owners and the ZaZa Managing Partners in the Transactions

Each of the entities that comprise the three current ZaZa owners is controlled by one of the three current managing partners of ZaZa, each of whom will serve as a director and executive officer of New ZaZa.

Pursuant to a contribution agreement entered into in connection with the merger agreement, each of the current ZaZa owners will contribute, directly or indirectly, to New ZaZa one-third of the outstanding limited liability company interests of ZaZa in exchange for approximately 25,325,617 shares of New ZaZa common stock representing 25% of the outstanding shares of New ZaZa immediately after the transactions and $15.067 million (or $45.2 million in the aggregate) in cash and/or newly issued subordinated secured promissory notes of New ZaZa.

In addition, under the terms of the merger agreement, prior to the consummation of the proposed transactions, ZaZa is permitted to:

•	make distributions of up to $13.9 million, in the aggregate, as a return of capital, to the holders of ZaZa’s limited liability company interests, which we refer to as “return of capital distributions,” unless making such distributions would reasonably be expected to cause the minimum cash condition to fail to be satisfied, and, provided that any return of capital distributions will result in a corresponding decrease in the ZaZa non-equity consideration;

•	make tax distributions to the holders of ZaZa’s limited liability company interests with respect to the net income of ZaZa for the period from March 2009 through December 31, 2010 even if such distributions would result in a failure to satisfy the minimum cash condition; such unpaid tax distributions are estimated by ZaZa to be approximately $1.1 million in the aggregate;

•	make tax distributions on or after January 14, 2012 to the holders of ZaZa’s limited liability company interests with respect to the net income of ZaZa for the period from January 1, 2011 through closing even if such distributions would result in a failure to satisfy the minimum cash condition; the tax distributions in respect of the period from January 1, 2011 through December 31, 2011 are estimated by ZaZa to be approximately $1.5 million in the aggregate;

•	pay to the managing partners of ZaZa back salary, bonuses, incentive compensation or other compensation payable to them in respect of periods prior to closing or in connection with the proposed transactions, unless paying these amounts would reasonably be expected to cause the minimum cash condition to fail to be satisfied; we refer to these amounts, excluding ordinary course base salary and benefits, as “additional compensation” and, assuming the closing occurs in February 2012, estimate that the additional compensation will be approximately $17.5 million in the aggregate; and

•	repay approximately $3 million of personal loans made to ZaZa by the holders of ZaZa’s limited liability company interests, which we refer to as the “member loans,” unless such repayments would reasonably be expected to cause the minimum cash condition to fail to be satisfied.

To the extent that any portion of the member loans are not made or paid by ZaZa prior to closing, at closing ZaZa will issue secured subordinated promissory notes to the holders of ZaZa’s limited liability company interests with an aggregate outstanding principal amount equal to the unpaid member loans. In addition, to the extent that the additional compensation is not paid by ZaZa prior to closing, at closing New ZaZa will issue secured subordinated promissory notes to the managing partners with an aggregate principal amount equal to the unpaid additional compensation. These secured subordinated promissory notes will have the same terms as the up to $45.2 million of secured subordinated promissory notes that New ZaZa may issue in exchange for the contribution of the limited liability company interests of ZaZa, except that the secured subordinated promissory notes issued by ZaZa in respect of unpaid member loans will be secured by ZaZa’s assets (other than assets relating to oil and gas production) and the secured subordinated promissory notes issued by New ZaZa in respect of ZaZa’s unpaid additional compensation will be secured by all of the outstanding shares of Toreador common stock acquired by New ZaZa in the merger (in addition to the limited liability company interest of ZaZa contributed to New ZaZa). New ZaZa estimates that, if New ZaZa, Toreador and ZaZa raise no more than the minimum amount of financing necessary to satisfy the minimum cash condition and the closing occurs in February 2012, New ZaZa and ZaZa will be required to issue at closing secured subordinated promissory notes in an aggregate principal amount of approximately $20.5 million, in addition to the $45.2 million of secured subordinated promissory notes.

For additional information on the interests of ZaZa Management in the transaction, see “The Transactions — Interests of the Current ZaZa Owners and the ZaZa Managing Partners in the Transactions” beginning on page 80.

Non-Competition Agreements

Simultaneously with the execution of the merger agreement, each of the three ZaZa managing partners (referred to as a “restricted person”) entered into a separate non-competition agreement with New ZaZa. The non-competition agreements provide, among other things and with certain exceptions, that each of the restricted persons and his controlled affiliates may not engage in, carry on or assist in, any oil or gas business in specified areas on the Eagle Ford and Eaglebine resource plays in Texas and the Paris Basin in France or acquire oil and gas interests in, or acquire interests in any businesses with oil and gas interests in, those specified areas. The non-competition agreement with each restricted person lasts only until the later of the termination of the restricted person’s employment with New ZaZa or three years after the consummation of the transaction. For additional information on the non-competition agreements, see “The Agreements — Description of the Non-Competition Agreements” beginning on page 106.

Interests of Toreador Management in the Transactions

Certain members of Toreador’s management and the board of directors may be deemed to have interests in the transactions contemplated by the merger agreement that are different from or in addition to their interests as Toreador stockholders generally. As of January 11, 2012, the directors and executive officers of Toreador beneficially owned, in the aggregate, 141,536 Toreador restricted shares, which will vest upon completion of the merger. In addition, assuming that the transactions are completed on February 15, 2012 and the executive officers experience a qualifying termination immediately thereafter, (A) the amount of cash severance that will be payable to Craig McKenzie, President and Chief Executive Officer of Toreador, and Marc Sengès, Chief Financial Officer of Toreador, is approximately $1,732,920 and $592,303, respectively; and (B) the value of the continued or enhanced medical and other welfare benefits that will be payable to Mr. McKenzie is approximately $35,736. Mr. McKenzie and Mr. Sengès have 104,869 shares and 36,667 of unvested restricted stock, respectively, which would also entitle them to approximately $361,798 and

$126,501, respectively, representing the value of their restricted stock awards that are to be accelerated upon the consummation of the transactions (regardless of whether there is a qualifying termination).

For additional information on interests of Toreador directors and management in the transactions, see “The Transactions — Interests of Toreador Directors and Officers in the Transactions” beginning on page 78.

Voting by Toreador’s Directors and Executive Officers

For information on the percentage of outstanding shares entitled to vote at the Special Meeting that are held by Toreador’s directors and executive officers as of the record date and their present intentions with regard to how such shares will be voted at the Special Meeting, see “The Special Meeting — Voting by Toreador’s Directors and Executive Officers” beginning on page 49.

No Dissenters’ or Appraisal Rights

Under Delaware law, the holders of shares of Toreador common stock are not entitled to any dissenters’ rights or rights of appraisal in connection with the merger.

SELECTED HISTORICAL FINANCIAL DATA

ZaZa and Toreador are providing the following financial information to aid you in your analysis of the financial aspects of the transaction. The selected historical financial data of ZaZa as of December 31, 2010 and as of December 31, 2009, and for the year ended December 31, 2010 and for the period from March 4, 2009 (inception) to December 31, 2009, and of Toreador as of, and for the years ended, December 31, 2010, 2009, 2008, 2007 and 2006 have been derived from ZaZa’s and Toreador’s respective audited historical financial statements. The audited historical financial statements of ZaZa are included in this proxy statement/prospectus, and Toreador’s historical audited financial statements for the years ended December 31, 2010, 2009 and 2008, and as of December 31, 2010 and 2009 are incorporated by reference into this proxy statement/prospectus. The following selected historical financial data for ZaZa as of, and for the nine months ended, September 30, 2011 and 2010, has been derived from ZaZa’s unaudited interim financial statements contained in this proxy statement/prospectus and the following selected historical financial data for Toreador as of, and for the nine months ended, September 30, 2011 and 2010 have been derived from Toreador’s unaudited interim consolidated financial statements contained in Toreador’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which is incorporated by reference into this proxy statement/prospectus. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. In the opinion of Toreador management, the unaudited consolidated financial statements referenced above include all adjustments consisting of normal recurring adjustments necessary for a fair statement of the results for the interim periods. In the opinion of ZaZa management, the unaudited financial statements referenced above include all adjustments consisting of normal recurring adjustments necessary for a fair statement of the results for the interim periods. This information is only a summary, and you should read it in conjunction with the historical financial statements of ZaZa and the related notes included in this proxy statement/prospectus and the historical consolidated financial statements of Toreador and the related notes that Toreador has previously filed with the SEC and which are incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information” on page 170.

Selected Historical Financial Data of ZaZa

				Period from
				March 4, 2009
	Nine Months Ended	Nine Months Ended	Year Ended	(Inception) to
	September 30,	September 30,	December 31,	December 31,
	2011	2010	2010	2009
	(Unaudited)	(Unaudited)

Statements of Income:
Total revenues	$16,325,580	$6,660,976	$10,495,367	$100,000
Operating expenses	11,167,084	1,921,000	3,881,411	334

Operating income	5,158,496	4,739,976	6,613,956	99,666
Interest income (expense), net	(152,525)	—	4,340	—

Income before income tax	5,005,971	4,739,976	6,618,296	99,666
Income tax expense	55,599	52,645	73,507	—

Net income	$4,950,372	$4,687,331	$6,544,789	$99,666

	As of	As of	As of
	September 30,	December 31,	December 31,
	2011	2010	2009
	(Unaudited)

Balance Sheets:
Current assets	$42,787,997	$24,800,924	$117,666
Total property and equipment, net	14,808,457	6,926,153	—

Total assets	57,596,454	31,727,077	117,666

Total current liabilities	46,317,615	24,329,622	15,000
Total noncurrent liabilities	131,012	—	—
Total members’ equity	11,147,827	7,397,455	102,666

Total liabilities and members’ equity	$57,596,454	$31,727,077	$117,666

Selected Historical Consolidated Financial Data of Toreador

On June 14, 2007, the Board of Directors of Toreador authorized management to sell all of Toreador’s oil and gas properties in the United States. The sale of these properties completed the divestiture of Toreador’s non-core U.S. assets and allowed Toreador to focus exclusively on its non-U.S. operations. The sale was closed on September 1, 2007 for $19.1 million, which resulted in a pre-tax gain of $9.2 million.

In the fourth quarter of 2008 and during the first quarter of 2009, Toreador farmed out or sold all of its working interests in Romania to three different companies and closed its office; thus, Toreador no longer has any operational involvement in Romania. This resulted in a gain of $5.8 million, which was recorded in the first quarter of 2009.

On March 3, 2009, Toreador completed the sale of a 26.75% interest in the South Akcakoca Sub-Basin project associated licenses located in the Black Sea offshore Turkey, to Petrol Ofisi for $55 million. In accordance with the revised assignment announced on February 3, 2009, $50 million of the proceeds was paid by Petrol Ofisi on March 3, 2009, and the remaining $5 million was paid on September 1, 2009. There was no gain or loss resulting from this sale.

On September 30, 2009, Toreador entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Tiway Oil BV, a company organized under the laws of the Netherlands (“Tiway”), and Tiway Oil AS, a company organized under the laws of Norway, pursuant to which Toreador agreed to sell 100% of the outstanding shares of Toreador Turkey Ltd. (“Toreador Turkey”) to Tiway for total consideration consisting of: (1) a cash payment of $10.5 million to be paid at closing, (2) exploration success payments dependent upon certain future commercial discoveries as provided in the Share Purchase Agreement, up to a maximum aggregate consideration of $40 million, and (3) future quarterly 10% pre-tax net profit interest payments if a field goes into production that was discovered by an exploration well drilled within four years of closing on certain of the licenses then still held by Tiway. The sale of Toreador Turkey was completed on October 7, 2009 and resulted in a gain of $1.8 million.

On September 30, 2009, Toreador entered into a Quota Purchase Agreement (the “Quota Purchase Agreement”) with RAG (Rohöl-Aufsuchungs Aktiengesellschaft), a corporation organized under the laws of Austria (“RAG”), pursuant to which Toreador agreed to sell 100% of its equity interests in Toreador Hungary Limited (“Toreador Hungary”) to RAG for total consideration consisting of (1) a cash payment of $5.4 million (€3.7 million) paid at closing, (2) $435,000 (€300,000), which was held back subject to a post-closing adjustment and was paid to us on November 5, 2009 and (3) a contingent payment of $2.9 million (€2 million) to be paid upon post-transaction completion of agreements relating to certain assets of Toreador Hungary. The sale of Toreador Hungary was completed on September 30, 2009 and resulted in a loss of $4.1 million.

The results of the operations of Toreador’s assets in the United States, Turkey, Hungary and Romania for 2006 to 2009 have been presented as discontinued operations.

On May 10, 2010, Toreador Energy France S.C.S. (“TEF”), a company organized under the laws of France and an indirect subsidiary of Toreador, entered into an Investment Agreement (the “Investment Agreement”) with Hess Oil France S.A.S. (“Hess Oil”), a company organized under the laws of France and a wholly owned subsidiary of Hess, pursuant to which (x) Hess Oil became a 50% holder of TEF’s working interests in its awarded and pending exploration permits in the Paris Basin, France (the “Permits”) subject to fulfillment of Work Program (as described in (y) (2) hereafter) and (y) (1) Hess Oil made a $15 million upfront payment to TEF, (2) Hess Oil will have the right to invest up to $120 million in fulfillment of a two-phase work program (the “Work Program”) and (3) TEF is entitled to receive up to a maximum of $130 million of success fees based on reserves and upon the achievement of an oil production threshold, each as described more fully below.

Pursuant to the Investment Agreement, TEF has transferred 50% of its working interest in each Permit to Hess Oil (collectively, the “Transfer Working Interests”) and, on June 10, 2010, Hess Oil paid TEF $15 million plus VAT, i.e., an aggregate amount of $17.9 million (such payment having been recorded as other income for the year ended December 31, 2010 as this revenue is not subject to any further obligation or performance by Toreador nor is it dependent upon any approval).

Under the terms of the Investment Agreement, TEF is entitled to invoice Hess Oil for all personal general and administrative costs associated with its activities as operator of the Permits until such time as Hess Oil becomes the operator of the Permits. Such amounts are recorded as “Other operating income.”

	As of and for	As of and for
	the Nine Months	the Nine Months
	Ended September 30,	Ended September 30,	As of and for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)
	(Unaudited)	(Unaudited)

Statements of Operations:
Revenues	$27,970	$33,020	$40,764	$19,236	$34,150	$25,907	$27,294
Operating costs and expenses	(31,212)	(20,174)	(33,496)	(35,415)	(32,586)	(29,473)	(20,552)

Operating income (loss)	(3,242)	12,846	7,268	(16,179)	1,564	(3,566)	6,742
Other income (expense)	(2,701)	(9,958)	(9,888)	397	(3,082)	(2,384)	3,373

Income (loss) from continuing operations before income tax	(5,943)	2,888	(2,620)	(15,782)	(1,518)	(5,950)	10,115
Income tax benefit (provision)	2,181	5,683	(6,130)	450	(5,502)	1,402	(3,236)
Income (loss) from continuing operations, net of tax	(8,124)	(2,795)	(8,750)	(15,332)	(7,020)	(4,548)	6,879
Income (loss) from discontinued operations, net of tax	(3,203)	(1,113)	(740)	(10,080)	(101,585)	(69,873)	(4,301)
Dividends on preferred shares	—	—	—	—	—	(162)	(162)

Income (loss) available to common shares	(11,327)	(3,908)	(9,490)	(25,412)	(108,605)	(74,583)	2,416
Basic income (loss) available to common shares per share	(0.43)	(0.17)	(0.35)	(1.24)	(5.48)	(4.07)	0.16
Diluted income (loss) available to common shares per share	(0.43)	(0.17)	(0.35)	(1.24)	(5.48)	(4.07)	0.15
Weighted average shares outstanding
Basic	25,989	24,393	25,153	20,564	19,831	18,358	15,527
Diluted	25,989	24,393	25,165	20,564	19,831	18,358	15,884

Balance Sheets:
Total Assets	83,150	132,278	100,299	97,155	207,156	323,111	317,204
Debt, including current portion	33,702	67,101	34,394	54,616	110,275	116,250	112,800
Stockholders’ equity	16,597	31,214	24,068	6,137	52,560	163,825	147,151

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information presented below has been derived from the ZaZa historical financial statements included in this proxy statement/prospectus and from the Toreador historical financial statements incorporated by reference into this proxy statement/prospectus. The pro forma adjustments give effect to the merger of Toreador with and into Thor Merger Sub (a wholly owned subsidiary of New ZaZa) and the direct or indirect contribution of limited liability company interests by the current ZaZa owners to New ZaZa. The unaudited pro forma condensed combined financial information should be read in conjunction with (1) “ZaZa Management’s Discussion & Analysis” and the historical financial statements of ZaZa and the notes thereto and Toreador Management’s Discussion & Analysis of Financial Condition and Result of Operations and the historical financial statements and notes of Toreador included in Toreador’s Forms 10-K/A for the year ended December 31, 2010 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 incorporated by reference into this proxy statement/prospectus and (2) the detailed unaudited pro forma combined financial statements and footnotes included herein. See “Pro Forma Financial Information” on page 108.

The unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2011 has been prepared as though the merger occurred as of January 1, 2011 and the unaudited pro forma condensed combined statement of income for the year ended December 31, 2010 has been prepared as though the merger occurred as of January 1, 2010. The unaudited pro forma condensed combined balance sheet information at September 30, 2011 has been prepared as though the merger occurred on September 30, 2011. The pro forma adjustments are based on available information and assumptions that ZaZa and Toreador believe are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the merger. In addition, such adjustments are estimates and are subject to change.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and does not purport to represent what the actual combined results of operations or the combined financial position of New ZaZa would have been had the transactions occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position.

The transactions will be treated by New ZaZa as a reverse merger under the purchase method of accounting in accordance with generally accepted accounting principles in the United States (“GAAP”). For accounting purposes, ZaZa will be considered to be acquiring Toreador in this transaction. Under the purchase method of accounting, the assets and liabilities of Toreador will be recorded at their respective fair values and added to those of ZaZa.

All unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the purchase method to account for the transactions. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the assigned fair values of Toreador’s tangible and identifiable intangible assets and liabilities. In addition, estimates related to merger-related charges are subject to final decisions related to combining Toreador and ZaZa. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments, which could have a material effect on the pro forma results of operations.

The actual amounts recorded as of the completion of the transactions may differ materially from the information presented in its unaudited pro forma condensed combined financial information as a result of several factors, including the following:

•	changes in Toreador’s net assets between the pro forma balance sheet date of September 30, 2011 and the closing of the transactions, which could impact the preliminary estimated purchase price or the preliminary estimated fair values as of the effective date of the transactions;

•	the value of New ZaZa as of the effective date of the transactions;

•	the timing of the completion of the transactions; and

•	other changes in net assets that may occur prior to completion of the transactions, which could cause material differences in the information presented.

The unaudited pro forma condensed combined financial information does not reflect any cost savings or other synergies that the management of Toreador and ZaZa believe could have been achieved had the transactions been completed on the dates indicated and are not necessarily indicative of the financial position or results of operations presented as of the dates or for the periods indicated, or the results of operations or financial position that may be achieved in the future.

The unaudited pro forma condensed combined statements of income information do not include adjustments for all of the costs of operating as a combined company, including possible higher information technology, tax, accounting, treasury, investor relations, insurance and other expenses related to being a larger multinational company versus amounts historically reflected. Such possible increased costs are not included in the unaudited pro forma condensed combined financial information as such increases are subject to change.

The unaudited pro forma condensed consolidated financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.

Pro Forma Combined Income Statement Data

ZaZa Energy Corporation
(Unaudited)

	For the	For the
	Nine Months	Year Ended
	Ended September 30,	December 31,
	2011	2010
	(In thousands,	(In thousands,
	except per share	except per share
	amounts)	amounts)

Total revenues	$41,377	$49,490
Total operating expenses	41,188	39,914
Operating Income (loss)	189	9,576
Net (loss) income from continuing operations	(8,431)	(8,762)
Net (loss) income per common share	(0.08)	(0.09)

Pro Forma Combined Balance Sheet Data

ZaZa Energy Corporation
(Unaudited)

As of
September 30,
2011
(In thousands)

Total current assets	$72,060
Total Assets	235,723
Total current liabilities	95,006
Long-term debt	96,164
Total Liabilities	228,203
Total Stockholders Equity	7,520

COMPARATIVE PER SHARE DATA

The following table summarizes unaudited per share information for Toreador, unaudited equivalent per share information for ZaZa calculated by dividing the applicable historical financial results of ZaZa by 75,976,851, which is the number of new shares of New ZaZa expected to be issued in the transaction to the holders of the ZaZa limited liability company interests, unaudited per share information for New ZaZa on an unaudited pro forma combined basis and unaudited per share information for Toreador on an equivalent pro forma per share basis. This information is only a summary, and you should read it in conjunction with the historical financial statements of ZaZa and the related notes included in this proxy statement/prospectus and the historical consolidated financial statements of Toreador and the related notes that Toreador has previously filed with the SEC and which are incorporated in this proxy statement/prospectus by reference. See “Where You Can Find More Information” on page 170. The pro forma information is presented for informational purposes only and is not intended to represent or to be indicative of the actual operating results or financial position that would have resulted if the transaction had occurred at the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of New ZaZa.

	As of and for the	As of and for the
	Nine Months	Year Ended
	Ended September 30,	December 31,
	2011	2010

Toreador Historical Per Share Data:
Total income (loss) available to common shares per share	$(0.43)	$(0.35)
Cash dividends per share of common stock	$—	$—
Book value per share of common stock	$0.76	$0.96
ZaZa Historical Per Share Data:(1)
Net income per share	$0.07	$0.09
Cash distributions per share	$—	$—
Book value per share	$0.15	$0.10
New ZaZa Pro Forma Per Share Data:(2)
Net income (loss) per share	$(0.08)	$(0.09)
Cash dividends per share	$—	$—
Book value per share	$0.00	$ N/A
Toreador Equivalent Pro Forma Per Share Data:(3)
Net income (loss) per share	$(0.08)	$(0.09)
Cash dividends per share of common stock	$—	$—
Book value per share of common stock	$0.00	$ N/A

(1)	The ZaZa per share data was calculated by dividing ZaZa’s net income, cash distributions and book value as of and for the applicable time or period by 75,976,851, which is the number of new shares of New ZaZa expected to be issued in the transaction to the holders of the ZaZa limited liability company interests.

(2)	The New ZaZa per share pro forma per share data was calculated by assuming 101,302,468 shares of New ZaZa are outstanding and the impact of other pro forma adjustments discussed further in “Pro Forma Financial Information” on page 108 and the impact for income taxes as if ZaZa were subject to federal income taxes.

(3)	The Toreador equivalent pro forma per share data was computed by multiplying the New ZaZa pro forma per share data above by a ratio of 1 to 1. The ratio represents the number of shares of New ZaZa common stock which a Toreador stockholder would receive for each Toreador share in the merger.

MARKET PRICE AND DIVIDEND INFORMATION

There is no established trading market for New ZaZa’s common stock. Toreador’s common stock is traded on the Nasdaq Global Market under the trading symbol “TRGL.” New ZaZa’s common stock will trade on the Nasdaq Capital Market under the symbol “ZAZA.” The following table sets forth the high and low sales prices of shares of Toreador common stock on the NASDAQ Global Market Toreador’s three most recent full fiscal years and any subsequent fiscal quarters.

	Price Range of
	Common Stock
	High	Low

2009 Fiscal Year
First Fiscal Quarter	$4.74	$1.96
Second Fiscal Quarter	7.26	2.39
Third Fiscal Quarter	10.79	4.50
Fourth Fiscal Quarter	11.58	7.66
2010 Fiscal Year
First Fiscal Quarter	13.69	7.02
Second Fiscal Quarter	9.84	5.31
Third Fiscal Quarter	11.56	5.34
Fourth Fiscal Quarter	16.38	11.04
2011 Fiscal Year
First Fiscal Quarter	18.97	10.28
Second Fiscal Quarter	10.92	3.14
Third Fiscal Quarter	4.31	2.62
Fourth Fiscal Quarter	5.15	2.90
2012 Fiscal Year
First Fiscal Quarter (through January 12, 2012)	5.49	4.39

In addition, Toreador’s common stock traded on the Professional Segment of NYSE Euronext Paris under the trading symbol “TOR” from December 17, 2010 until November 14, 2011, when, at Toreador’s election, the Toreador common stock ceased trading on the Professional Segment of NYSE Euronext Paris. We do not expect New ZaZa’s common stock to trade on the Professional Segment of NYSE Euronext Paris.

On August 9, 2011, the last trading day before the merger agreement was announced, the high and low sale prices of shares of Toreador common stock as reported on the NASDAQ Global Market were $3.16 and $2.62, respectively. On January 12, 2012, the last date before printing this proxy statement/prospectus for which it was practicable to obtain this information, the high and low sale prices of shares of Toreador common stock as reported on the NASDAQ Global Market were $4.80 and $4.39, respectively.

As of January 11, 2012, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately 358 registered holders of Toreador common stock.

Toreador stockholders are advised to obtain current market quotations for Toreador common stock. The market price of Toreador common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Toreador common stock before or after the effective time of the merger.

New ZaZa is a newly formed corporation and has not paid dividends on its common stock. Toreador has not declared or paid cash dividends on its common stock since 2000. New ZaZa intends to retain earnings to finance the growth of its business. As a result, New ZaZa does not anticipate paying cash dividends on its common stock for the foreseeable future.

RISK FACTORS

In addition to the other information included in, incorporated by reference in, and found in the Annexes attached to, this proxy statement/prospectus, including the matters addressed in the “Cautionary Statement Regarding Forward — Looking Statements” on page 45, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find More Information” on page 170. Additional risks and uncertainties not presently known to Toreador or ZaZa or that are not currently believed to be important also may materially adversely affect the transactions and New ZaZa following the transactions. In addition, definitions for certain terms relating to the oil and gas business can be found in “Glossary of Certain Oil and Gas Terms” beginning on page 171.

Risks Related to the Transactions

The consummation of the merger agreement is contingent on Toreador, ZaZa and New ZaZa having at least $10 million in available cash, cash equivalents and/or borrowing capacity.

Under the merger agreement, the obligations of the parties to consummate the transactions is subject to the condition that the sum of the following amounts is not less than $10 million:

•	Toreador’s and ZaZa’s cash immediately before closing, plus

•	the amount of Toreador’s and ZaZa’s borrowing capacity immediately before closing that will remain in effect after closing, plus

•	the amount of any cash of New ZaZa, Toreador and ZaZa reasonably expected to be funded (whether by borrowings, issuance or equity interests or otherwise) prior to or substantially concurrently with closing, plus/

•	any borrowing capacity reasonably expected to be available to New ZaZa, Toreador and ZaZa within five business days of closing after giving effect to any prepayment obligations under any of the subordinated secured promissory notes triggered by any such obligation, minus

•	any cash amounts payable by New ZaZa, Toreador and ZaZa in connection with the closing.

We refer to this condition as the “minimum cash condition.” Toreador and ZaZa estimate that New ZaZa, Toreador and/or ZaZa may need to raise up to $66.5 million of financing, less cash on hand at the closing, for the minimum cash condition to be satisfied. The pro forma combined balance sheet shows approximately $17.7 million of unrestricted cash (excluding cash committed to financing for ZaZa’s joint venture partner) as of September 30, 2011. However, cash on hand fluctuates during the course of the year and, as such, the amount of cash that Toreador and ZaZa will have on hand at closing is subject to a variety of factors, many of which are beyond the control of Toreador and ZaZa. Accordingly, the cash on hand at closing may be substantially less than estimated.

Toreador’s, ZaZa’s and New ZaZa’s ability to raise the necessary financing may be hindered by the uncertain nature of the credit and capital markets as well as by the fact that, upon consummation of the transaction, New ZaZa and ZaZa may issue an aggregate principal amount of up to $65.7 million of secured subordinated promissory notes to the holders of the limited liability company interests of ZaZa and the managing partners of ZaZa. Accordingly, we cannot provide any assurance that we will be successful in raising the necessary financing. In addition, if we are able to raise the necessary financing, the terms of any such financing may not be favorable to New ZaZa.

If the transactions are consummated, New ZaZa will likely have significant leverage at closing.

Toreador and ZaZa estimate that New ZaZa, Toreador and/or ZaZa may need to raise up to $66.5 million of financing, less cash on hand at the closing, for the minimum cash condition to be satisfied. The pro forma combined balance sheet shows approximately $17.7 million of unrestricted cash (excluding cash committed to financing for ZaZa’s joint venture partner) as of September 30, 2011. However, cash on hand fluctuates during the course of the year and, as such, the amount of cash that Toreador and ZaZa will have on hand at closing is subject to a variety of factors, many of which are beyond the control of Toreador and ZaZa. Accordingly, the cash on hand at closing may be substantially less than estimated. Toreador is seeking to raise debt financing, and, after the closing, New ZaZa may seek to raise additional capital, if and when necessary. In addition, under the terms of the transactions, New ZaZa and ZaZa may issue to the holders of the limited liability company interests of ZaZa and the managing partners of ZaZa, upon consummation of the transaction, secured subordinated promissory notes with aggregate principal amount of up to $65.7 million. Under the terms of the transactions the aggregate principal amount of the secured subordinated promissory notes would be reduced to the extent that ZaZa or New ZaZa has cash available to pay to the holders of the limited liability company interests of ZaZa and the managing partners of ZaZa without causing the minimum cash condition to fail to be satisfied. However, such cash is likely to be available only to the extent that ZaZa, Toreador and/or New ZaZa are able to secure financing.

Whether through the issuance of new indebtedness to satisfy the minimum cash closing condition or otherwise, New ZaZa is expected to have a high degree of leverage after the transactions that could have important consequences, including:

•	increasing New ZaZa’s vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the indebtedness (including up to $5 million per year to make interest payments to the secured subordinated promissory notes to the current ZaZa owners), therefore reducing New ZaZa’s ability to use cash flow to fund operations, capital expenditures and future business opportunities;

•	restricting New ZaZa from making strategic acquisitions or causing New ZaZa to make non-strategic divestitures;

•	limiting New ZaZa’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting New ZaZa’s flexibility in planning for, or reacting to, changes in its business or market conditions and placing New ZaZa at a competitive disadvantage compared to competitors who are less highly leveraged and who therefore may be able to take advantage of opportunities that New ZaZa’s leverage prevents it from exploiting.

In addition, the terms of any financing that may be obtained by New ZaZa, ZaZa or Toreador will likely subject them to a number of financial or operational covenants as well as compliance with certain financial ratios. For example, the covenants may impose restrictions on them, including the ability to incur additional indebtedness and liens, make loans and investments, make capital expenditures, sell assets, engage in mergers, acquisitions and consolidations, enter into transactions with affiliates, enter into sale and leaseback transactions and pay dividends on New ZaZa’s common stock. A breach of any of the covenants imposed on New ZaZa, Toreador or ZaZa by the terms of any indebtedness, including any financial or operational covenants, could result in a default under such indebtedness. In the event of a default, the lenders could terminate their commitments to ZaZa, Toreador or New ZaZa, and could accelerate the repayment of all of ZaZa’s, Toreador’s and New ZaZa’s indebtedness. In such case, New ZaZa (and ZaZa and Toreador) may not have sufficient funds to pay the total amount of accelerated obligations, and the lenders could proceed against the collateral securing the facilities, which will likely consist of substantially all of the assets of ZaZa, Toreador and New ZaZa. Any acceleration in the repayment of indebtedness or related foreclosure could have a material adverse effect on New ZaZa’s business.

New ZaZa’s results of operations and financial condition following the transactions may materially differ from the pro forma information presented in this proxy statement/prospectus.

The pro forma financial information included in this proxy statement/prospectus is derived from Toreador’s and ZaZa’s separate historical audited and unaudited consolidated financial statements, as well as from certain internal, unaudited financial statements. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that Toreador and ZaZa believe are reasonable. This pro forma information may be materially different from what New ZaZa’s actual results of operations and financial condition would have been had the transactions occurred during the periods presented or what New ZaZa’s results of operations and financial position will be after the consummation of the proposed transactions. For example, the pro forma financial statements assume that New ZaZa will obtain $52 million of new financing although we may need to raise up to $66.5 million, less cash on hand at closing.

The consideration payable to Toreador stockholders in the merger is based on a fixed exchange ratio, and so the value of New ZaZa common stock received in the merger may be less than the value of the Toreador common stock as of the date of the merger agreement, the date of this proxy statement/prospectus or the date of the Special Meeting.

Toreador stockholders will receive one share of New ZaZa common stock for each share of Toreador common stock, and this exchange ratio is fixed and will not be adjusted in the event of any changes in the price of Toreador common stock prior to the merger. The market price of Toreador common stock at the time of consummation of the merger may vary significantly from the price on the date the merger agreement, the date of this proxy statement/prospectus or the date of the special meeting of Toreador stockholders. These variations may be caused by, among other things, changes in the businesses, operations, results or prospects of Toreador or ZaZa, market expectations of the likelihood that the transactions will be completed and the timing of completion, the prospects of post-merger operations, the effect of any conditions or restrictions imposed on or proposed with respect to the combined company by regulatory agencies and authorities, general market and economic conditions and other factors. Because the exchange ratio will not be adjusted in the event of any changes in the market value of Toreador common stock, the market value of New ZaZa common stock issued in the merger may be less than the value of the Toreador common stock at the consummation of the merger or on such earlier dates.

The merger will result in a significant dilution of the interests of the Toreador stockholders and further issuance by New ZaZa of equity securities to satisfy the minimum cash condition or otherwise will further dilute the interests of the Toreador stockholders.

The consummation of the merger and related transactions will result in a significant dilution of the interests of the holders of the outstanding shares of Toreador common stock. Since Toreador stockholders in the aggregate will own 25% of New ZaZa, each such stockholder will have a significantly smaller percentage ownership of New ZaZa than such stockholder owned of Toreador. In addition, New ZaZa is having preliminary discussions with various potential investors to raise the necessary financing to satisfy the minimum cash condition. Such financing is likely to involve the issuance of significant additional equity securities. The issuance of these equity securities will further dilute the ownership interests of the Toreador stockholders.

The majority of New ZaZa’s common stock will be owned by the current ZaZa owners, whose interests may not be aligned with the interests of Toreador stockholders.

After the consummation of the transactions, the former holders of Toreador common stock will own 25% of the outstanding New ZaZa common stock and the current ZaZa owners will own the remaining 75%. Under the stockholders’ agreement entered into between the current ZaZa owners and New ZaZa, during the three years following the closing, the current ZaZa owners will be entitled to designate a proportional number of directors to the Board (but not more than seven) based upon the current ZaZa owners’ (and their permitted transferees’) percentage ownership of New ZaZa. During such period, as long as the current ZaZa owners (and their permitted transferees) own at least 72.2% of the outstanding shares of New ZaZa common stock, they will continue to have the right to designate seven directors. The remaining directors of New ZaZa will be nominated by a nominating committee consisting of two directors selected by the Toreador designees on the Board (and their successors) and one independent director selected by the current ZaZa owners. During the three years after closing, the current ZaZa owners will be required to vote their ZaZa shares in favor of the nominees of the nominating committee. However, after the third anniversary of the closing, there will be no limitation on the number of directors of New ZaZa that the current ZaZa owners may nominate and elect and, as such, they may be able to nominate and elect the entire Board and remove any directors, including directors who were Toreador designees or nominated by the Board’s nominating committee. In addition, as a result of their share ownership in New ZaZa, the current ZaZa owners will be able to control all matters requiring approval by New ZaZa stockholders, including, but not limited to: mergers, consolidations or acquisitions; the sale of all or substantially all of New ZaZa’s assets and other decisions affecting New ZaZa’s capital structure; the amendment of New ZaZa’s certificate of incorporation and bylaws, and New ZaZa’s liquidation, winding up and dissolution. Finally, under the stockholders’ agreement, the current ZaZa owners are subject to a three-year standstill period starting on the date of the consummation of the transactions. However, once the stand-still period ends, there will be no contractual restriction on the current ZaZa owners’ ability to purchase additional shares of New ZaZa common stock or take New ZaZa private on terms that may not be favorable to the other stockholders of New ZaZa. The interests of the current ZaZa owners may not be aligned with the interests of the former Toreador stockholders. This concentration of share ownership may have a material adverse effect on the trading price of New ZaZa’s common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders.

There is a potential market overhang that could depress the value of New ZaZa’s common stock, and future sales of its common stock could put a downward pressure on the price of your shares and could have a material adverse effect on the price of your shares.

After the consummation of the transaction, the current ZaZa owners will own 75% of the outstanding New ZaZa common stock and may dispose of a substantial percentage of their stock from time to time after the six month anniversary of closing, including in open-market transactions and underwritten offerings. In that regard, the stockholders’ agreement provides that, after the six-month anniversary of the consummation of the transactions, the holders of at least 25% of New ZaZa common stock will have the right to request, up to ten separate times, that New ZaZa file a registration statement, which may be a shelf registration statement, under the Securities Act of 1933, for New ZaZa common stock representing not less than the lesser of $10 million and 2.5% of the then-outstanding shares of New ZaZa common stock. Once registered, shares of New ZaZa common stock generally can be freely sold in the public market. In addition, the current ZaZa owners will have the right to require that New ZaZa effect for them up to two underwritten offerings per year. The possibility that substantial amounts of our outstanding common stock may be sold by the current ZaZa owners, or the perception that such sales could occur, could materially adversely affect the market price of New ZaZa’s common stock and impair the ability of New ZaZa to raise additional capital through the sale of equity securities in the future. In addition, this selling activity could decrease the level of public interest in New ZaZa common stock, inhibit buying activity that might otherwise help support the market price of New ZaZa common stock, and prevent possible upward price movements in New ZaZa common stock.

The integration of Toreador and ZaZa following the transactions will present significant challenges that may reduce the anticipated potential benefits of the transactions.

Toreador and ZaZa will face significant challenges in consolidating functions and integrating their organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. The integration of Toreador and ZaZa will be complex and time-consuming due to the locations of their corporate headquarters and the size and complexity of each organization. The principal challenges will include the following:

•	integrating accounting systems and internal controls over accounting and financial reporting;

•	integrating Toreador’s and ZaZa’s existing businesses; and

•	preserving customer, supplier and other important business relationships.

The respective managements of Toreador and ZaZa will have to dedicate substantial effort to integrating the businesses. These efforts could divert management’s focus and resources from the company’s business, corporate initiatives or strategic opportunities during the integration process.

Toreador and ZaZa will incur significant transaction and merger-related integration costs in connection with the transactions.

Toreador and ZaZa expect to pay transaction costs of approximately $17.8 million in the aggregate, excluding change of control severance payments to some of their departing employees. These transaction fees include investment banking, legal and accounting fees and expenses, expenses associated with the financing of the transactions, SEC filing fees, printing expenses, mailing expenses and other related charges. These amounts are preliminary estimates that are subject to change. Approximately $5.7 million of the transaction costs have been already incurred as of September 30, 2011 and additional transaction costs will be incurred regardless of whether the transactions are consummated. Toreador and ZaZa will each pay its own transaction costs, except that Toreador will pay the costs, expenses and filing fees for its regulatory filings and for printing and distributing the registration statement and this proxy statement/prospectus. Toreador and ZaZa also expect to incur costs associated with integrating the operations of the two companies and these costs could be significant and could have a material adverse effect on New ZaZa’s future operating results.

Toreador’s and ZaZa’s actual production could differ materially from the forecasts presented in this proxy statement/prospectus.

Toreador and ZaZa have included forecasts of expected quantities of future oil and gas production, as well as certain financial information in this proxy statement/prospectus. These forecasts are based on a number of estimates, including expectations of production from existing wells and the outcome of future drilling activity. Should these estimates prove inaccurate, because of the risks summarized herein, including facility or equipment malfunctions, adverse weather effects, or downturns in commodity prices or significant increases in costs, which could make certain drilling activities or production uneconomical, actual production could be materially adversely affected and the forecasted production as well as financial information could differ materially from the forecasted amounts contained in this proxy statement/prospectus.

While the transactions are pending, Toreador and ZaZa will be subject to business uncertainties and contractual restrictions that could have a material adverse effect on their businesses.

Uncertainty about the effect of the transactions on customers and suppliers may have a material adverse effect on Toreador and ZaZa and, consequently, on New ZaZa. These uncertainties could cause customers, suppliers and others who deal with Toreador and ZaZa to seek to change existing business relationships with Toreador and ZaZa. In addition, the merger agreement restricts Toreador and ZaZa, without the other party’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the transactions occur or the merger agreement terminates. These restrictions may prevent Toreador and ZaZa from pursuing otherwise attractive business opportunities that may arise prior to completion of the transactions or termination of the merger agreement and from making other changes to their businesses.

Failure to complete the transactions could negatively impact the stock price and the future business and financial results of Toreador.

The stockholders of Toreador may not approve the transactions, or the parties may not satisfy the other conditions to the completion of the transactions. If the transactions are not completed for any reason, Toreador could be subject to several risks, including the following:

•	being required to pay ZaZa a termination fee of up to $3.5 million in certain circumstances;

•	having Toreador’s management’s focus directed toward the transactions and integration planning instead of on Toreador’s core business and other opportunities that could have been beneficial to Toreador; and

•	incurring substantial transaction costs related to the transactions.

Further, Toreador would not realize any of the expected benefits of having completed the transactions.

In addition, if the agreement is terminated because Toreador breaches any of its representations, warranties or covenants in the merger agreement, and, as a result, the closing conditions relating to the accuracy of its representations and warranties or its compliance with its covenants cannot be satisfied, Toreador will be required to pay ZaZa its out of pocket expenses up to $750,000.

If the transactions are not completed, the price of Toreador common stock may decline to the extent that the current market price of that stock reflects a market assumption that the transactions will be completed and that the related benefits will be realized, or a market perception that the transactions were not consummated due to an adverse change in Toreador’s business. In addition, Toreador’s business may be harmed, and the price of its stock may decline as a result, to the extent that customers, suppliers and others believe that Toreador cannot compete in the marketplace as effectively without the transactions or otherwise remain uncertain about Toreador’s future prospects in the absence of the transactions. Similarly, current and prospective employees of Toreador may experience uncertainty about their future roles with the resulting company and choose to pursue other opportunities, which could have a material adverse effect on Toreador if the transactions are not completed. The realization of any of these risks may materially adversely affect the business, financial results, financial condition and stock price of Toreador.

Some of the directors and executive officers of Toreador have interests in the transactions that are different from the interests of Toreador’s stockholders.

When considering the recommendation of their board of directors with respect to the transactions, stockholders should be aware that some directors and executive officers of Toreador have interests in the transactions that are different from, or in addition to, the interests of the Toreador stockholders. These interests include (1) their designation as New ZaZa directors or executive officers following the completion of the transactions, (2) the fact that the completion of the transaction will result in the acceleration of vesting of restricted stock awards held by the executive officers of Toreador and (3) the fact that the two executive officers of Toreador have employment agreements with change of control provisions that will entitle them to cash payments and other benefits if the transactions are completed and their employment is terminated or if the executive in question resigns or terminates his employment under certain specified circumstances. The Toreador stockholders should consider these interests in conjunction with the recommendation of the board of directors of Toreador that the stockholders approve the transactions.

Upon the expiration of the non-competition agreements and under certain other circumstances, the three ZaZa managing partners will be able to directly compete with New ZaZa.

On August 9, 2011, each of the three ZaZa managing partners (referred to as a “restricted person”) entered into a separate non-competition agreement with New ZaZa. The non-competition agreements provide that each of the restricted persons and his controlled affiliates may not engage in, carry on or assist any oil or gas business in specified areas in the Eagle Ford and Eagle Ford/Woodbine resource plays in Texas and the Paris Basin in France or acquire oil and gas interests in, or acquire interests in any businesses with oil and gas interests in, those specified areas, subject to certain exceptions. The restricted persons also agreed not to advise, request, induce, attempt to induce or otherwise divert any customer, supplier, licensee or other business relation of New ZaZa, ZaZa and Toreador and their present and future subsidiaries, and further agreed not to materially curtail, limit or cease doing business with any such entities or materially interfere with the customer, supplier and other business relationships of, or oil and gas interests or the businesses of, New ZaZa, and its present and future subsidiaries. The non-competition agreement with each restricted person lasts only until the later of the termination of the restricted person’s employment with New ZaZa or three years after the consummation of the transaction.

In addition, the non-competition agreements will not apply to any opportunity in which the restricted persons would be prohibited from participating, if such opportunity is first offered to New ZaZa and a majority of the full board of directors of New ZaZa, including a majority of the disinterested directors, declines to pursue such opportunity, or a majority of the disinterested directors fails to make a determination as to whether New ZaZa will pursue such opportunity within ten business days following such offer. Upon the expiration of the non-competition agreements, or during the term of the non-competition agreements if the New ZaZa board of directors declines or fails to determine whether to pursue a corporate opportunity within ten business days, the current ZaZa owners will be free to pursue competitive activities or such corporate opportunities, which could create conflicts of interest and limit New ZaZa’s ability to acquire additional assets or pursue its businesses and could have a material adverse effect on New ZaZa.

New ZaZa will be a “controlled company” within the meaning of the Nasdaq rules and expects to qualify for, and rely on, exemptions from certain corporate governance standards, which may limit the presence of independent directors on the board of directors or board committees of New ZaZa.

Following the consummation of the transactions, the current ZaZa owners will beneficially own shares of New ZaZa capital stock which would represent approximately 75% of the outstanding voting power of New ZaZa’s capital stock. Accordingly, the current ZaZa owners will have the ability to elect New ZaZa’s board of directors and thereby control the management and affairs of New ZaZa. Therefore, New ZaZa will be deemed to be a “controlled company” for purposes of Nasdaq Rule 5615(c)(2). Under this rule, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect to be exempt from certain corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. Accordingly, New ZaZa’s stockholders will not have the same protections afforded to stockholders of other companies that are required to fully comply with the Nasdaq rules.

Risks Related to the Business of ZaZa

The risk factors listed herein under the heading “Risks Related to the Business of ZaZa” similarly apply to New ZaZa and its subsidiaries after the transactions.

ZaZa’s development and exploration operations require substantial capital and ZaZa may be unable to obtain needed capital or financing on satisfactory terms or at all, which could lead to a loss of properties and a decline in ZaZa’s oil and gas reserves.

The oil and gas exploration and development industry is capital intensive. ZaZa makes and expects to continue making substantial capital expenditures in its business and operations for the purpose of exploration for, and development, production and acquisition of, oil and gas reserves. To date, ZaZa has financed capital expenditures primarily with cash generated by operations, loans and capital contributions from its current members and contributions, bonus payments and cost reimbursements by Hess pursuant to the Exploration and Development Agreement between Hess and ZaZa. ZaZa’s cash flow from operations and access to capital are subject to a number of variables that may or may not be within its control, including:

•	the level of oil and gas ZaZa is able to produce from existing wells;

•	the prices at which ZaZa’s oil and gas production is sold;

•	the results of ZaZa’s development programs associated with proved and unproved reserves;

•	ZaZa’s ability to acquire, locate and produce new economically recoverable reserves;

•	exhaustion of leasing funds, well carry funds, and cost reimbursement funding obligations by Hess pursuant to the Exploration and Development Agreement;

•	global credit and securities markets; and

•	the ability and willingness of lenders and investors to provide capital and the cost of that capital.

ZaZa, Toreador and New ZaZa are seeking to raise financing. If financing and joint venture partnerships are not available on acceptable terms, in addition to up to $66.5 million of financing (less cash on hand at closing) being sought to satisfy the minimum cash condition, or at all, New ZaZa may have limited ability to obtain the capital necessary to sustain ZaZa’s operations at current levels or to implement the strategy of New ZaZa, including executing on New ZaZa’s portfolio of drilling opportunities or expanding New ZaZa’s existing portfolio. New ZaZa may, from time to time, need to seek additional financing. However, any indebtedness of New ZaZa, including up to $65.7 million of subordinated secured promissory notes expected to be issued by New ZaZa at closing, or Toreador or ZaZa may limit the ability of New ZaZa to seek additional financing. There can be no assurance as to the availability or terms of any additional or alternative financing.

The failure to obtain additional financing on acceptable terms could result in an inability to implement New ZaZa’s strategy to purchase additional oil and gas properties and a curtailment of ZaZa’s operations relating to exploration and development of its prospects, which in turn could lead to possible write-downs in the carrying value of its properties, a material decline in ZaZa’s oil and gas reserves as well as its revenues and results of operations.

ZaZa currently relies on funds from Hess for acquisition of properties in the Eagle Ford shale. If ZaZa is unable to receive funds from Hess, it may need to find alternative sources of capital, which may not be available on favorable terms, or at all.

Pursuant to an existing Exploration and Development Agreement between ZaZa and Hess, Hess is required to fund all of the acquisition costs for acquiring new properties in the Eagle Ford shale. Hess has previously provided financing for the acquisition of approximately 122,000 gross acres, however, ZaZa’s business plan contemplates the acquisition of approximately 160,000 gross acres in the aggregate in the Eagle Ford shale. Hess has the right to approve any property that will be subject to the joint venture, and its total commitment is limited to $500 million, of which approximately $366 million has already been financed as of September 30, 2011. If Hess does not approve a property or fund its commitments, ZaZa may need to find alternative sources of capital to carry out ZaZa’s business plan, which may be on less favorable terms. The failure to identify acceptable alternative financing could prevent ZaZa from acquiring new properties in the Eagle Ford shale and materially adversely affect New ZaZa’s operations and prospects.

ZaZa currently relies on funds from Hess to finance the drilling of wells in the Eagle Ford shale. If ZaZa is unable to receive funds from Hess, it may need to find alternative sources of capital, which may not be available on favorable terms, or at all.

Pursuant to the Exploration and Development Agreement, Hess is required to fund all of the costs associated with wells drilled in the Eagle Ford shale, subject to a cap on such number of “carried” wells in each Eagle Ford shale prospect area. The number of wells for which ZaZa is entitled to be carried is calculated by dividing the acres in a prospect area by 640. For example, if a prospect area has 19,200 acres, ZaZa is entitled to be carried through the first 30 wells, and must pay its proportionate share of expenses (10% based on its 10% working interest in such prospects under the Exploration and Development Agreement with ZaZa) for wells after such first 30 wells. If additional wells are drilled in a prospect area, ZaZa may need to find alternative sources of capital to fund its portion of these wells. The failure to identify acceptable alternative financing to fund these wells could materially adversely affect ZaZa’s operations and prospects.

If ZaZa is unable to find a joint venture partner in the Eaglebine to finance acquisition and development, it may need to find alternative sources of capital, which may not be available on favorable terms, or at all.

ZaZa is currently having discussions with potential joint venture partners to acquire and develop properties in the Eaglebine trend. ZaZa currently holds approximately 60,000 net acres in the Eaglebine, but expects to acquire 100,000 net acres in the aggregate. There can be no assurances that ZaZa will identify a joint venture partner, that such partner will provide funding on acceptable terms to develop the existing properties or acquire new properties, or that ZaZa will be able to increase its net acreage in the Eaglebine. If ZaZa cannot identify a joint venture partner, ZaZa will need to utilize cash flow from other operations or will need to find alternative sources of capital to finance operations in the Eaglebine, which may slow the acquisition and development of the Eaglebine properties and have a material adverse effect on ZaZa’s operations and prospects.

ZaZa’s joint venture agreement with Hess and other agreements that ZaZa may enter into present a number of challenges that could have a material adverse effect on its business, financial condition and results of operations.

The joint venture agreement with Hess represents an important part of ZaZa’s business. In addition, ZaZa is seeking a joint venture partner in the Eaglebine. Joint venture arrangements typically present financial, managerial and operational challenges, including potential disputes, liabilities or contingencies and may involve risks not otherwise present when exploring and developing properties directly, including, for example:

•	the joint venture partners may share certain approval rights over major decisions, including the acquisition of oil and gas properties;

•	the joint venture partners may not pay their share of the joint venture’s obligations, potentially leaving ZaZa liable for their share of such obligations;

•	the joint venture partners may have options to assume the operation of the properties acquired by the joint venture;

•	the joint venture partners may terminate the agreements under certain circumstances;

•	ZaZa may incur liabilities or losses as a result of an action taken by the joint venture partners; and

•	disputes between ZaZa and the joint venture partners may result in delays, litigation or operational impasses.

The risks described above or the failure to continue any joint venture or to resolve disagreements with the joint venture partners could materially adversely affect ZaZa’s ability to transact the business that is the subject of such joint venture, which would in turn negatively affect ZaZa’s financial condition and results of operations.

The unavailability or high cost of drilling rigs, equipment, raw materials, supplies, personnel and oil field services could materially adversely affect ZaZa’s ability to execute its exploration and development plans on a timely basis and within its budget.

ZaZa’s industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, raw materials (particularly sand, cement and other proppants), supplies or qualified personnel. During these periods, the costs and delivery times of rigs, equipment, raw materials and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. If oil and gas prices increase in the future, increasing levels of exploration, development and production could result in response to these stronger prices, and as a result, the demand and the costs of oilfield services, drilling rigs, raw materials, supplies and equipment could increase, while the quality of these services and supplies may suffer. In addition, ZaZa’s exploration, development and production operations also require local access to large quantities of water supplies and disposal services for produced water in connection with our hydraulic fracture stimulations due to prohibitive transportation costs. Existing shortages of drilling rig service providers for pressure pumping and other services required for well completion in the Eagle Ford shale have delayed ZaZa’s development and production operations and caused ZaZa to incur additional expenditures that were in excess of those provided for in its capital budget. ZaZa cannot determine the magnitude or length of these shortages or future shortages or price increases, which could have a material adverse effect on its business, cash flows, financial condition or results of operations. In addition, shortages and price increases could restrict ZaZa’s ability to drill wells and conduct ordinary operations.

Drilling for and producing oil and gas are high-risk activities with many uncertainties that could materially adversely affect ZaZa’s financial condition and results of operations.

ZaZa’s success will depend on the results of its exploration, development and production activities. Oil and gas exploration, development and production activities are subject to numerous risks beyond ZaZa’s control, including the risk that drilling will not result in commercially viable oil or gas production. Decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data, and engineering studies, the results of which are often inconclusive or inaccurate or subject to varying interpretations or uncertainty. Costs of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Furthermore, many factors may curtail, delay or cancel drilling, and such work stoppage may not be covered by ZaZa’s insurance, including:

•	shortages of or delays in obtaining equipment and qualified personnel;

•	pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and gas prices;

•	issues associated with property titles;

•	unexpected drilling conditions;

•	environmental hazards, such as gas leaks, oil spills, pipeline rupture and discharges of toxic gases;

•	unavailability or high cost of drilling rigs, equipment or labor;

•	lost or damaged oil field development and service tools;

•	limitations on takeaway capacity or the market for oil and gas;

•	possible federal, state, regional and municipal regulatory moratoriums on new permits, delays in securing new permits, changes to existing permit requirements without “grandfathering” of existing permits and possible prohibition and limitations with regard to certain completion activities;

•	delays imposed by or resulting from compliance with environmental and other regulatory requirements; and

•	public opposition related to environmental concerns.

ZaZa’s future drilling activities may not be successful and, if unsuccessful, such failure could have a material adverse effect on ZaZa’s future results of operations and financial condition.

Part of ZaZa’s strategy involves drilling in new or emerging plays; therefore, ZaZa’s drilling results in these areas are not certain, and unsuccessful drilling results could result in material write-downs of unevaluated properties or a decline in value of its undeveloped acreage.

The results of ZaZa’s drilling in new or emerging plays are more uncertain than drilling results in areas that are more developed and have a history of established production. Since new or emerging plays and new formations have limited or no production history, ZaZa is less able to use past drilling results in those areas to help predict its future drilling results. In addition, the use of horizontal drilling and completion techniques used in ZaZa’s drilling operations in shale formations involve certain risks and complexities that do not exist in conventional wells. Accordingly, ZaZa’s drilling projections and results are subject to greater risks in these areas and could be unsuccessful. ZaZa may be unable to execute its expected drilling program in these areas because of disappointing drilling results, capital constraints, lease expirations, inadequate access to gathering systems or limitations on pipeline take-away capacity, unavailability of drilling rigs and other services or otherwise, and/or oil, gas and natural gas liquids price declines. To the extent ZaZa is unable to execute its expected drilling program in these areas, its return on investment may not be as attractive as anticipated. ZaZa could incur material write-downs of unevaluated properties, and the value of its undeveloped acreage could decline in the future if its drilling results are unsuccessful.

Development and exploration drilling activities do not ensure reserve replacement and thus ZaZa’s ability to produce revenue.

Exploration and development drilling and strategic acquisitions are the main methods of replacing reserves. However, exploration and development drilling operations may not result in any increases in reserves for various reasons. ZaZa’s future oil and gas production depends on ZaZa’s success in finding or acquiring additional reserves. If ZaZa fails to replace reserves through drilling or acquisitions, its level of production and cash flows will be materially adversely affected. In general, production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. In the absence of reserve replacements, ZaZa’s total proved reserves will decline as reserves are produced. ZaZa’s ability to make the necessary capital investment to maintain or expand its asset base of oil and gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. ZaZa may not be successful in exploring for, developing or acquiring additional reserves.

When ZaZa presents oil and gas reserve information in the future, numerous uncertainties will be inherent in those estimates of oil and gas reserves and estimated reserve quantities, and the present value calculations presented in the future relating to such reserves may not be accurate. Any material inaccuracies in future reserve estimates or underlying assumptions will affect materially the estimated quantities and present value of ZaZa’s reserves.

As discussed in “ZaZa Business, Industry & Properties — Oil and Gas Reserves,” ZaZa did not have material reserves as of December 31, 2010. Consequently, ZaZa did not have internal or third party reserve reports prepared as of December 31, 2010, and no oil and gas reserve information is included in this proxy statement/prospectus as of such date, since oil and gas producing activities were not material to ZaZa as of such date. By virtue of its drilling success during 2011, New ZaZa expects to report proved oil and gas reserves as of December 31, 2011. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and cash flows attributable to such reserves, including factors beyond ZaZa’s engineers’ control (or the third party preparing the reserve report). Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and gas prices, expenditures for future development and exploration activities, engineering and geological interpretation and judgment. In addition, accurately estimating reserves in shale formations such as ZaZa’s can be even more difficult than estimating reserves in more traditional hydrocarbon bearing formations given the complexities of the projected decline curves and economics of shale gas wells. Reserves and future cash flows may be subject to material downward or upward revisions, based upon production history, development and exploration activities and prices of oil and gas. In addition, different reserve engineers may make different estimates of reserves and cash flows based on the same available data.

The present value of future net revenues from ZaZa’s proved reserves referred to in any future reserve report will not necessarily be the actual current market value of ZaZa’s estimated oil and gas reserves at such time. In accordance with SEC requirements, ZaZa will base the estimated discounted future net cash flows from its proved reserves using the un-weighted arithmetic average of the first day of the month for each month within a twelve month period.

Unless ZaZa replaces its reserves, its reserves and production will decline, which would adversely affect its financial condition, results of operations and cash flows.

Producing oil and gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Decline rates are typically greatest early in the productive life of a well. Estimates of the decline rate of an oil or gas wells, and those in shale formations, in particular are inherently imprecise, and are less precise with respect to new or emerging oil and gas formations with limited production histories than for more developed formations with established production histories. ZaZa’s production levels and the reserves that ZaZa may recover from its wells will change if production from its existing wells declines in a different manner than ZaZa has estimated. Thus, ZaZa’s future oil and gas reserves and production and, therefore, ZaZa’s future cash flow and results of operations are highly dependent upon ZaZa’s success in efficiently developing and exploiting its current properties and economically finding or acquiring additional recoverable reserves. ZaZa may not be able to develop, find or acquire additional reserves or future production at acceptable costs. If ZaZa is unable to replace ZaZa’s current or future production, ZaZa’s cash flows and the value of ZaZa’s reserves may decrease, and have a material adverse effect on ZaZa’s business, financial condition and results of operations.

ZaZa’s strategy as an onshore unconventional resource player has resulted in operations concentrated in one geographic area, which increases its exposure to many of the risks enumerated herein.

Currently, ZaZa’s operations are highly concentrated in the Eagle Ford shale and the Eaglebine. This concentration increases the potential impact that many of the risks stated herein may have upon ZaZa’s ability to perform. For example, ZaZa has greater exposure to regulatory actions impacting Texas, natural disasters in the geographic area, competition for equipment, services and materials available in the area and access to infrastructure and markets.

ZaZa may not be able to obtain access to pipelines, gas gathering, transmission, storage and processing facilities to market its oil and gas production and its ability to sell its production and/or receive market prices for its production may be materially adversely affected by transportation capacity constraints and interruptions.

The marketing of oil and gas production depends in large part on the availability, proximity and capacity of pipelines and storage facilities, gas gathering systems and other transportation, processing and refining facilities, as well as the existence of adequate markets. If there were insufficient capacity available on these systems, or if these systems were unavailable to ZaZa, the price offered for ZaZa’s production could be significantly depressed, or ZaZa could be forced to shut-in some production or delay or discontinue drilling plans and commercial production following a discovery of hydrocarbons while it constructs its own facility. ZaZa also relies (and expects to rely in the future) on facilities developed and owned by third parties in order to store, process, transmit and sell its oil and gas production. ZaZa’s plans to develop its oil and gas reserves could be materially and adversely affected by the inability or unwillingness of third parties to provide sufficient transmission, storage or processing facilities to ZaZa, especially in areas of planned expansion where such facilities do not currently exist.

If the amount of oil, gas or condensate being produced by ZaZa and others exceeds the capacity of the various transportation pipelines and gathering systems currently available in ZaZa’s operating areas, it will be necessary for new transportation pipelines and gathering systems to be built. Or, in the case of oil and condensate, it will be necessary for ZaZa to rely more heavily on trucks to transport its production, which is more expensive and less efficient than transportation by pipeline. Currently, ZaZa anticipates that additional pipeline capacity will be required in the Eagle Ford shale to transport oil and condensate production, which increased substantially during 2010 and is expected to continue to increase. The construction of new pipelines and gathering systems is capital intensive and construction may be postponed, interrupted or cancelled in response to changing economic conditions and the availability and cost of capital. In addition, capital constraints could limit ZaZa’s ability to build gathering systems to transport its production to transportation pipelines. In such event, costs to transport our production may increase materially or ZaZa might have to shut-in its wells awaiting a pipeline connection or capacity and/or sell its production at much lower prices than market or than ZaZa currently projects, which would materially adversely affect its results of operation.

A portion of ZaZa’s production may also be interrupted, or shut-in, from time to time for numerous other reasons, including as a result of weather conditions, loss of pipeline or gathering system access, field labor issues or strikes, or ZaZa might voluntarily curtail production in response to market conditions. If a substantial amount of ZaZa’s production is interrupted at the same time, it could materially adversely affect ZaZa’s cash flow.

ZaZa’s identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

ZaZa’s management has specifically identified and scheduled drilling locations as an estimation of its future multi-year drilling activities on its existing acreage. These identified drilling locations represent a significant part of ZaZa’s growth strategy. ZaZa’s ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil and gas prices, negotiation of agreements with third parties, costs, access to and availability of equipment, services and personnel and drilling results. Because of these uncertainties, ZaZa cannot give any assurance as to the timing of these activities, if the potential drilling locations ZaZa has identified will ever be drilled or if it will be able to economically produce oil or gas from these or any other potential drilling locations. As such, ZaZa’s actual drilling activities may materially differ from ZaZa’s current expectations, which could materially adversely affect ZaZa’s business, results of operations and financial condition.

Competition in the oil and gas industry is intense, and many of ZaZa’s competitors have resources that are greater than ZaZa’s.

ZaZa operates in a highly competitive environment for acquiring prospects and productive properties, marketing oil and gas and securing equipment and trained personnel. ZaZa’s competitors include major and large independent oil and gas companies that possess financial, technical and personnel resources substantially greater than ZaZa’s resources. Those companies may be able to develop and acquire more prospects and productive properties at a lower cost and more quickly than ZaZa’s financial or personnel resources permit. ZaZa’s ability to acquire additional prospects and discover reserves in the future will depend on its ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment. Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than ZaZa can, which could materially adversely affect its competitive position. ZaZa may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

A failure to attract and retain qualified personnel could have a material adverse effect on ZaZa’s business, financial position, results of operations, cash flows and future growth.

ZaZa’s success is largely dependent upon its ability to attract and retain personnel with the technical expertise, specialized knowledge and training, skills and experience required for ZaZa’s business. An inability to sufficiently staff its operations or the loss of the services of one or more members of its senior management or of numerous employees with technical skills could have a material adverse effect on its business, financial position, results of operations, cash flows and future growth. While a number of senior executives and consultants have employment or consulting agreements with ZaZa or New ZaZa, there can be no assurances they will remain with ZaZa or New ZaZa.

ZaZa may incur substantial losses and be subject to substantial liability claims as a result of its oil and gas operations.

Oil and gas exploration, drilling and production activities are subject to numerous operating risks, including the possibility of:

•	blowouts, fires and explosions;

•	personal injuries and death;

•	uninsured or underinsured losses;

•	unanticipated, abnormally pressured formations;

•	uncontrollable flows of oil, gas or well fluids;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapses; and

•	environmental hazards, such as uncontrollable flows of oil, gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination.

Any of these operating hazards could cause damage to properties, serious injuries, fatalities, oil spills, discharge of hazardous materials, remediation and clean-up costs, and other environmental damages, which could expose ZaZa to liabilities. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, and acquisition or could result in a loss of ZaZa’s properties. ZaZa is not fully insured against all risks, including development and completion risks that are generally not recoverable from third parties or insurance. In addition, ZaZa’s insurance policies provide limited coverage for losses or liabilities relating to sudden and accidental pollution, but not for other types of pollution. ZaZa’s insurance might be inadequate to cover its liabilities. ZaZa’s energy package is written on reasonably standard terms and conditions that are generally available to the exploration and production industry. The insurance market in general and the energy insurance market in particular have been difficult markets over the past several years. Insurance costs could increase in the future as the insurance industry adjusts to difficult exposures and ZaZa may decrease coverage and retain more risk to mitigate future cost increases. If ZaZa incurs substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if ZaZa incurs a liability for a risk at a time when ZaZa does not have liability insurance, then ZaZa’s business, financial position, results of operations and cash flows could be materially adversely affected.

Shortage and competition in hydraulic fracturing services could impede ZaZa’s ability to develop its shale plays.

The unavailability or high cost of high pressure pumping services (or hydraulic fracturing services), chemicals, proppant, water, and related services and equipment could limit ZaZa’s ability to execute its exploration and development plans on a timely basis and within its budget. ZaZa’s industry is experiencing a growing emphasis on the exploitation and development of shale gas and shale oil resource plays, which are dependent on hydraulic fracturing for economically successful development. Hydraulic fracturing in shale plays requires high pressure pumping service crews. A shortage of service crews or proppant, chemical, or water, especially if this shortage occurred in South Texas, could materially and adversely affect ZaZa’s operations and the timeliness of executing its development plans within its budget.

ZaZa does not own all of the land on which its transportation pipelines and gathering and treating systems are located, which could materially disrupt its operations.

ZaZa does not own all of the land on which its gathering and treating systems have been constructed, and ZaZa is therefore subject to the possibility of increased costs to retain necessary land use. ZaZa obtains the rights to construct and operate its gathering and treating systems on land owned by third parties and governmental agencies for a specific period of time. ZaZa’s loss of these rights, through its inability to renew right-of-way contracts or otherwise, could have a material adverse effect on its business, results of operations and financial condition.

Title to the properties in which ZaZa has an interest may be impaired by title defects.

ZaZa generally obtains title opinions on significant properties that it drills or acquires. Additionally, undeveloped acreage has greater risk of title defects than developed acreage. Generally, under the terms of the operating agreements affecting ZaZa’s properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which ZaZa holds an interest, ZaZa could suffer a material financial loss.

ZaZa’s property acquisition strategy could fail or present unanticipated problems for its business in the future, which could materially adversely affect its ability to make property acquisitions or realize anticipated benefits of those acquisitions.

ZaZa’s growth strategy includes acquiring oil and gas properties. ZaZa may not be able to identify suitable acquisition opportunities or finance and complete any particular acquisition successfully. Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	ability or impediments to conducting thorough due diligence activities;

•	an increase in ZaZa’s expenses and working capital requirements;

•	the validity of ZaZa’s assumptions about reserves, future production, revenues, capital expenditures, and operating costs, including synergies;

•	a decrease in ZaZa’s liquidity by using a significant portion of its available cash or borrowing capacity, if any, to finance acquisitions;

•	a significant increase in interest expense or financial leverage if ZaZa incurs additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses, or costs for which ZaZa is not indemnified or for which indemnity is inadequate; and

•	the incurrence of other significant charges, such as impairment of oil and gas properties, asset devaluation, or restructuring charges.

ZaZa’s decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses, and seismic and other information, the results of which are often inconclusive and subject to various interpretations.

Also, ZaZa’s reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition given time constraints imposed by sellers. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to fully access their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

ZaZa faces risks associated with hurricanes and other natural disasters in connection with its operations near coastal areas in Texas.

A portion of ZaZa’s oil and gas properties are located near coastal areas of the Texas Gulf Coast. As a result, in the event of damage due to hurricanes, tropical storms, flooding or similar natural disasters, ZaZa could be subject to production curtailments in the future resulting from hurricane damage to certain fields or, even in the event that producing fields are not damaged, production could be curtailed due to damage to facilities and equipment owned by oil and gas purchasers, or vendors and suppliers.

Volatile oil and gas prices could materially adversely affect ZaZa’s financial condition and results of operations.

ZaZa’s most significant market risk is the pricing of oil and gas. Management expects energy prices to remain volatile and unpredictable. Moreover, oil and gas prices depend on factors that are outside of ZaZa’s control, including:

•	actions of the Organization of Petroleum Exporting Countries and state controlled oil companies relating to oil prices and production controls;

•	impact of energy conservation efforts;

•	consumer demand;

•	domestic and foreign governmental regulations, actions and taxes;

•	refining capacity;

•	seasonal variations in oil and gas prices;

•	economic and energy infrastructure disruptions caused by actual or threatened acts of war, or terrorist activities;

•	weather conditions, such as hurricanes, including energy infrastructure disruptions resulting from those conditions and natural disasters;

•	changes in the global oil and gas supply, demand and inventories;

•	changes in domestic gas supply, demand and inventories;

•	the price and quantity of foreign imports of oil and gas;

•	the price and availability of liquefied gas imports;

•	political conditions in or affecting other oil-producing and gas producing countries, including the current conflicts in the Middle East and North Africa;

•	general economic conditions in the United Stated and worldwide;

•	the level of worldwide oil and gas exploration and production activity;

•	technological advances affecting energy production and consumption; and

•	the price and availability of alternative fuels.

Further, oil and gas prices do not necessarily fluctuate in direct relation to each other. Lower oil and gas prices not only decrease revenues on a per unit basis, but also may reduce the amount of oil and gas that ZaZa can economically produce. Lower prices could also negatively impact estimates of ZaZa’s proved reserves. ZaZa’s revenues, profitability and cash flow depend upon the price of and demand for oil and gas, and a drop in prices can significantly affect ZaZa’s financial results and impede its growth.

If oil and gas prices decrease or exploration efforts are unsuccessful, ZaZa may be required to write-down the capitalized cost of individual oil and gas properties.

A write-down of the capitalized cost of individual oil and gas properties could occur when oil and gas prices are low or if ZaZa has substantial downward adjustments to its estimated proved oil and gas reserves, if operating costs or development costs increase over prior estimates, or if exploratory drilling is unsuccessful.

ZaZa uses the successful efforts accounting method. All property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending the determination of whether proved reserves are discovered. If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed. All geological and geophysical costs on exploratory prospects are expensed as incurred.

To the extent that ZaZa has proved reserves in the future, the capitalized costs of ZaZa’s proved oil and gas properties, on a field-by-field basis, may exceed the estimated undiscounted future cash flows of that field. If so, we will adjust the carrying value of the field to its fair value in the current period. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. Unproved properties are reviewed to determine if there has been an impairment of the carrying value, with any such impairment charged to expense. Given the complexities associated with oil and gas reserves estimates and the history of price volatility in the oil and gas market, events may arise that will require us to record an impairment of our oil and gas properties and there can be no assurance that such impairments will not be required in the future nor that they will not be material.

ZaZa is subject to regulations that are evolving and may cause it to incur substantial costs.

ZaZa’s activities are subject to federal, state, regional and local laws and regulations. Extensive laws, regulations and rules regulate activities and operations in the oil and gas industry. For example, matters subject to regulation and the types of permits required include:

•	drilling permits;

•	water discharge and disposal permits for drilling operations;

•	the amounts and types of substances and materials that may be released into the environment;

•	drilling and operating bonds;

•	environmental matters and reclamation;

•	spacing of wells;

•	the use of underground injection wells, which affects the disposal of water from its wells;

•	occupational safety and health;

•	unitization and pooling of properties;

•	air quality, noise levels and related permits;

•	rights-of-way and easements;

•	reports concerning operations to regulatory authorities;

•	calculation and payment of royalties;

•	gathering, transportation and marketing of oil and gas;

•	taxation; and

•	waste disposal.

Under these laws and regulations, ZaZa could be liable for:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge or disposal of hazardous materials;

•	well reclamation costs;

•	surface remediation and clean-up costs;

•	fines and penalties;

•	natural resource damages; and

•	other environmental protection and damages issues.

Environmental and other governmental laws and regulations also increase the costs to plan, permit, design, drill, install, operate and abandon oil and gas wells. A major risk inherent in ZaZa’s drilling plans is the need to obtain drilling permits from applicable federal, state and local authorities. Delays in obtaining regulatory approvals or drilling permits for producing and water injection wells, the failure to obtain a drilling permit for a well, or the receipt of a permit with excessive conditions or costs could have a material adverse effect on ZaZa’s ability to explore or develop its properties. Additionally, the oil and gas regulatory environment could change in ways that might substantially increase the financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect ZaZa’s profitability. Furthermore, ZaZa may be put at a competitive disadvantage to larger companies in its industry that can spread these additional costs over a greater number of wells and larger operating area. Any or all of these contingencies could delay or halt ZaZa’s drilling activities or the construction of ancillary facilities necessary for production, which would prevent ZaZa from developing its property interests as planned. Conditions, delays or restrictions imposed on the management of groundwater produced during drilling could severely limit its operations or make them uneconomic.

Changes in laws and regulations could affect ZaZa’s costs of operations, production levels, royalty obligations, price levels, environmental requirements, and other aspects of its business, including ZaZa’s general profitability. ZaZa is unable to predict changes to existing laws and regulations. For example, in response to the April 2010 fire and explosion onboard the semisubmersible drilling rig Deepwater Horizon, and the resulting oil spill in the Gulf of Mexico, the federal government has limited certain drilling activities in the U.S. Gulf of Mexico. While ZaZa does not conduct any offshore activities, the U.S. Environmental Protection Agency, or the “EPA,” has recently focused on public concerns about the risk of water contamination and public health problems from drilling and hydraulic fracturing activities. This renewed focus could lead to additional federal and state regulations affecting the oil and gas industry. There can be no assurance that present or future regulations will not materially adversely affect ZaZa’s business and operations, including that ZaZa may be required to suspend drilling operations or shut-in production pending compliance. Additional regulations or other changes to or reinterpretations of existing laws and regulations could significantly impact ZaZa’s business, results of operations, cash flows, financial position and future growth.

Environmental matters and costs can be significant.

ZaZa’s oil and gas exploration and production operations are subject to stringent and complex federal, state and local laws and regulations governing health and safety aspects of ZaZa’s operations, the discharge of materials into the environment, the generation, storage, transportation and handling of hazardous materials or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations that are applicable to ZaZa’s operations including the acquisition of a permit before conducting drilling or underground injection activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from operations. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of ZaZa’s operations.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of ZaZa’s operations due to its handling of petroleum hydrocarbons and wastes, because of air emissions and wastewater discharges related to its operations, and as a result of historical industry operations and waste disposal practices. The exploration and production of oil and gas involves many risks concerning equipment and human operational problems that could lead to leaks or spills of petroleum products. Under certain environmental laws and regulations, ZaZa could be subject to strict, joint and several liability for the removal or remediation of previously released materials or property contamination regardless of whether ZaZa was responsible for the release or contamination or whether the operations were in compliance with all applicable laws at the time those actions were taken. Private parties, including the owners of properties upon which ZaZa’s wells are drilled and facilities where ZaZa’s petroleum hydrocarbons or wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Contamination of groundwater by oil and gas drilling, production and related operations may result in fines, penalties, and remediation costs. In addition, the risk of accidental spills or releases could expose ZaZa to significant liabilities that could have a material adverse effect on its business, financial condition or results of operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste control, handling, storage, transport, disposal or cleanup requirements could require ZaZa to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on its own results of operations, competitive position or financial condition.

Possible legislation and regulations related to global warming and climate change could have a material adverse effect on ZaZa’s operations and the demand for oil and gas.

In December 2009, the EPA determined that emissions of carbon dioxide, methane, and other greenhouse gases, or “GHGs,” present an endangerment to public health and the environment because emissions of such gasses are contributing to the warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA recently adopted regulations under existing provisions of the Clean Air Act that require a reduction in emissions of GHGs from motor vehicles and that regulate emissions of GHGs from certain large stationary sources, effective January 2, 2011. The EPA has published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration, or “PSD,” and Title V permitting programs, pursuant to which these permitting programs have been “tailored” to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources subject to permitting first. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards, which will be established by the states or, in some instances, by the EPA on a case-by-case basis. The EPA’s rules relating to emissions of GHGs from large stationary sources of emissions are currently subject to a number of legal challenges, but the federal courts have thus far declined to issue any injunctions to prevent the EPA from implementing or requiring state environmental agencies to implement the rules. Although ZaZa’s current operations do not require PSD or Title V air permits and are not affected by the tailoring rule, the rule may affect ZaZa in the future as its operations grow. Finally, the EPA is considering additional rulemaking to apply these requirements to broader classes of emission sources by 2012, which may apply to some of ZaZa’s facilities. These EPA rulemakings could materially adversely affect ZaZa’s operations and restrict or delay its ability to obtain air permits for new or modified facilities. As a result of these regulatory initiatives, ZaZa’s operating costs may increase in compliance with these programs. The EPA has also adopted regulations requiring the reporting of GHG emissions from specified large GHG emission sources in the United States including certain onshore and offshore oil and gas production facilities, which may include certain of ZaZa’s operations, beginning in 2012 for emissions occurring in 2011.

In addition, Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. These allowances would be expected to escalate significantly in cost over time. The adoption of legislation or regulatory programs to reduce emissions of GHGs could require ZaZa to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and gas it produces. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have a material adverse effect on ZaZa’s business, financial condition and results of operations. Finally, some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have a material adverse effect on ZaZa’s financial condition and results of operations.

Recent legislative proposals could materially lessen the economic viability of domestic exploration and production companies, including ZaZa.

The budgetary proposals of the Obama Administration, if enacted into law by Congress, could have a material adverse impact on the domestic oil and gas industry and on exploration and production companies in particular. The proposals would eliminate the so called “oil and gas company preferences” and raise other taxes on the industry. The proposed budget would eliminate tax mechanisms critical to capital formation for drilling, such as expensing of intangible drilling costs and eliminating the percentage depletion allowance. This, or similar legislation, if enacted, would have a significant adverse impact on domestic drilling for oil and gas. The proposals also seek to eliminate the deduction for certain U.S. production activities and extend the amortization period for certain geological and geophysical expenditures. The proposed budget would also charge producers user fees for processing permits to drill on federal lands and increase royalty rates of minerals produced from federal lands. While the budget as proposed will not be adopted by the current congress, some of the proposals will likely be discussed by the new bipartisan committee recently authorized to make proposals to reduce the federal debt. ZaZa cannot predict the outcome of the deliberations by this committee or new budgets or other legislation that will be proposed in the coming years, but the enactment of any of these proposals or similar proposals or changes to U.S. federal income tax law would likely adversely affect the domestic oil and gas exploration and production business and affect ZaZa’s results of operations and financial condition.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays and inability to book future reserves.

Hydraulic fracturing involves the injection of water, sand and additives under pressure into rock formations to stimulate hydrocarbon (oil and gas) production. ZaZa engages third parties to provide hydraulic fracturing or other well stimulation services to us in connection with several wells or proposed wells for which it is the operator. ZaZa finds that the use of hydraulic fracturing is necessary to produce commercial quantities of oil and gas from many reservoirs where ZaZa has significant acreage. The process is typically regulated by state oil and gas commissions. However, Congress is currently considering two companion bills in connection with the proposed “Fracturing Responsibility and Awareness of Chemicals Act,” or the “FRAC Act.” If enacted, the bills would repeal an exemption in the federal SDWA for the underground injection of hydraulic fracturing fluids near drinking water sources and require the disclosure of chemicals used by the oil and gas industry in the hydraulic fracturing process. Sponsors of the FRAC Act have asserted that chemicals used in the fracturing process may be adversely impacting drinking water supplies. If enacted, the legislation would result in additional regulatory burdens, including requiring the reporting and public disclosure of chemicals used in the fracturing process to state and federal regulatory authorities, who would then make this information publicly available. The availability of this information could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. Further, if enacted, the FRAC Act could result in additional regulatory burdens such as permitting, construction, financial assurance, monitoring, recordkeeping, and plugging and abandonment requirements.

Hydraulic fracturing impacts and practices have also been the subject of a number of governmental and private studies. The Secretary of Energy Advisory Board Subcommittee on Shale Gas Production recently issued two reports, which contain a number of recommendations for producers and regulatory agencies that would create additional regulatory burdens. These include the disclosure of water flow and fracturing fluid used in the fracturing and well completion process and the adoption of best practices in well development and construction, requirements for background water quality measurements, and air emission limits for sources of GHGs, air toxics, ozone precursors and other air pollutants. In addition, the Energy and Commerce Committee of the United States House of Representatives is conducting an investigation of hydraulic fracturing practices. Similarly, the EPA is conducting an investigation of hydraulic fracturing practices. On November 3, 2011, the EPA released its study plan on the effects of hydraulic fracturing on human health and the environment to the EPA’s Science Advisory Board for comment. The EPA expects to make public its initial findings by the end of 2012 and an additional report with further research in 2014. Further, certain members of Congress have asked for further investigation through the U.S. Government Accountability Office, the SEC and the U.S. Energy Information Administration. These ongoing and proposed studies could lead to initiatives to further regulate hydraulic fracturing. Additional requirements could be imposed, including permitting requirements, financial assurances, public disclosure obligations, monitoring and reporting requirements. New requirements could increase operating costs and any disclosure requirements could increase the possibility of third-party or governmental legal challenges to hydraulic fracturing.

The EPA has also begun to assert regulatory authority over certain aspects of hydraulic fracturing. Recently, the EPA asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the SDWA’s Underground Injection Control Program, or the “UIC,” and is currently developing UIC permitting guidance for hydraulic fracturing activities that use diesel fuel in fracturing fluids. While the EPA has yet to take any action to enforce or implement this newly asserted regulatory authority, industry groups have filed suit challenging the EPA’s recent decision. In addition, the EPA recently proposed new emission standards to reduce VOC emissions from oil and gas exploration and production operations including specific limitations for emissions associated with hydraulic fracturing. Further, the agency has announced that one of its enforcement initiatives for its 2011 to 2013 fiscal years would be to focus on environmental compliance by the energy extraction sector, and has already commenced one potential enforcement matter in Texas. Finally, on October 20, 2011, the EPA announced its plan to propose pretreatment standards for wastewater generated during the hydraulic fracturing process. These governmental studies of hydraulic fracturing impacts and practices and the EPA’s regulatory and enforcement initiatives could make it more difficult to perform hydraulic fracturing and increase ZaZa’s costs of compliance and doing business. If hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA, ZaZa’s fracturing activities could become subject to additional permitting requirements and also to attendant permitting delays and potential increases in costs. If such permitting requirements delay ZaZa’s drilling activity, ZaZa’s ability to present reserves, and once presented, book reserves, will be delayed as well.

In addition, some states have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations. For example, Pennsylvania, Colorado, and Wyoming have each adopted a variety of well construction, set back, and disclosure regulations limiting how fracturing can be performed and requiring various degrees of chemical disclosure. Texas recently passed a law requiring public disclosure of certain information about chemicals used in the hydraulic fracturing process, and the Texas Railroad Commission has issued a proposed rule setting forth requirements for such public disclosure. In addition, the Texas Commission on Environmental Quality recently adopted more stringent air emission and permitting requirements for oil and gas exploration operations in the Barnett Shale. More stringent air emissions and permitting requirements may be imposed on the areas in which ZaZa operates sometime in the future. These regulations, if adopted, would affect ZaZa’s operations, increase ZaZa’s costs of exploration and production and limit the quantity of oil and gas that ZaZa can economically produce. A major risk inherent in ZaZa’s drilling plans is the need to obtain drilling permits from state and local authorities on a timely basis following leasing. Delays in obtaining regulatory approvals, drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on ZaZa’s ability to explore or develop its properties. Additionally, the oil and gas regulatory environment could change in ways that might substantially increase ZaZa’s financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, materially adversely affect ZaZa’s profitability. Furthermore, these additional costs may put us at a competitive disadvantage compared to larger companies in the industry which can spread such additional costs over a greater number of wells and larger operating staff.

Any increased costs for fracturing or restrictions on the use of fracturing could result in ZaZa being unable to economically produce hydrocarbons that it discovers, resulting in its inability to book reserves, and materially adversely affecting its future results of operations.

Access to water to conduct hydraulic fracturing may not be available if water sources become scarce.

The availability of sources of water is crucial to conduct hydraulic fracturing. Approximately 80,000-100,000 gallons of water are necessary for drilling and completing one well in the Eagle Ford shale and in the Eaglebine. Texas is currently experiencing a severe drought that has limited the water supplies that are necessary to conduct hydraulic fracturing. ZaZa has been sourcing its water from deeper aquifers that have not yet been impacted by the drought. ZaZa can make no assurances that sufficient water resources will be available in the short or long term to carry out ZaZa’s current business plan.

Global financial and economic circumstances may have impacts on ZaZa’s business and financial condition that ZaZa currently cannot predict.

Global financial markets may have a material adverse impact on ZaZa’s business and its financial condition, and it may face challenges if conditions in the financial markets are inadequate to finance ZaZa’s activities at a reasonable cost of capital. While the current economic situation has improved since 2008, continuing concerns over the worldwide economic outlook, geopolitical issues, the availability and costs of credit, and the sovereign debt crisis have contributed to increased volatility in the global financial markets and commodity prices and diminished expectations for the global economy and these conditions could make it more difficult for ZaZa to access capital. In addition, adverse economic circumstances could cause customers, joint owners or other parties with whom ZaZa transacts business to fail to meet their obligations to ZaZa. Also, worldwide economic conditions could lead to reduced demand for oil and gas, or lower prices for oil and gas, or both, which could have a material negative impact on ZaZa’s revenues, results of operations and financial conditions.

ZaZa has historically depended on two customers and a loss of either customer or a decrease in demand would adversely affect ZaZa’s business and operating results.

ZaZa’s customer base is highly concentrated. Since ZaZa began producing crude oil in commercial quantities in 2011, Hess has sold the crude oil produced by the joint venture to two major purchasers, Shell Oil and Superior Oil Company, pursuant to an oral agreement between Hess and ZaZa. Under this oral agreement, Hess markets all of the crude oil produced by the Hess joint venture and remits payment to ZaZa for its share of such sales, but does not provide detail of what percentage is sold to each of these producers. ZaZa expects that revenue from a small number of customers will continue to account for a high percentage of ZaZa’s revenue for the foreseeable future. The loss of either of these customers or a decrease in demand, and the related impact on ZaZa’s future anticipated revenue, would materially and adversely affect ZaZa’s business, financial condition or results of operations, and there can be no assurance that ZaZa will be able to replace the business from these customers. In addition, this type of loss could cause significant fluctuations in ZaZa’s results of operations because ZaZa’s expenses are fixed in the short term and its sales and development cycle to obtain new customers is long.

Risks Related to the Business of Toreador

You should read and consider the risks associated with the business of Toreador described below in addition to the risks described in Item 1A — Risk Factors, in Toreador’s Annual Report on Form 10-K/A for the year ended December 31, 2010 and Item 1A-Risk Factors, in Toreador’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, which have been filed with the SEC and are incorporated by reference in this proxy statement/prospectus.

The recent ban in France on hydraulic fracturing, unless lifted or modified, will likely impair Toreador’s ability to economically produce oil in commercial quantities from the Liassic source rock in the Paris Basin and may materially adversely affect its results of operations.

A French law that went into effect on July 13, 2011 bans the use of hydraulic fracturing for oil and gas extraction. This law does not prevent implentation of the proof of concept program under which Toreador and its strategic partner plan to drill and test six or more exploration wells to determine the commercial viability of oil production from the Liassic source rock in the Paris Basin as this program does not call for hydraulic fracturing. However, if this proof of concept program is successful, Toreador and its strategic partner will need to consider the feasibility of commercial production of oil from the Liassic source rock in the Paris Basin. Toreador believes that at the current level of technical know-how, hydraulic fracturing is required to have economically viable oil production from the Liassic source rock in the Paris Basin. Unless the French government repeals its ban on hydraulic fracturing or another economically viable extraction method for production from the Paris Basin Liassic is developed or improved, Toreador may be unable to commercially produce any oil that it may discover in the Paris Basin Liassic, resulting in its inability to book reserves, and materially adversely affecting its future results of operations.

Toreador may not be able to maintain or renew its existing exploration permits or exploitation concessions or obtain new ones, which could reduce its proved reserves.

Toreador does not hold title to its properties in France but holds exploration permits and exploitation concessions granted by the French government. Under French law, each exploration permit is an exclusive right to explore for liquid and/or gaseous hydrocarbons and requires Toreador to commit expenditures of a certain amount and is subject to renewal being granted after the initial term of between three to five years. Renewal can be granted twice, each time for a similar duration as the initial term and based on a similar financial commitment. Under French law, each exploitation concession is subject to renewal after an initial term of up to 50 years. Renewal is subject to having the requisite operational capabilities to continue operations in accordance with French regulations.

Toreador currently holds ten exploration permits and has filed renewal applications for four exploration permits that expired in 2010 or 2011 (Aufferville, Mairy, Rigny le Ferron and Joigny). These renewal applications are currently pending with the French government. However, the revised French regulations are unclear as to whether such exploration will still be possible after 15 months following the date of filing of the renewal application. Under previous regulations, which were not repealed in their entirety, the lack of answer to a renewal application for more than 15 months following the date of filing of the renewal application was construed as an implicit refusal to grant the renewal of an exploration permit. For all four expired permits (other than the Mairy permit), 15 months have elapsed since the submission of a renewal application (and, in the case of the Mairy permit, the 15 month period will elapse in May 2012). Although we believe that, under revised French regulations, we are permitted to operate under expired permits until an express decision is issued with respect to their renewal, this position is not entirely free from doubt.

Toreador currently holds three exploitation concessions covering two producing oil areas in the Paris Basin — the Neocomian Complex (the Chateaurenard and St. Firmin Des Bois concession) and Charmottes fields (the Charmottes concession, producing from the Dogger and Trias horizons). The production from these oil fields currently represents substantially all of Toreador’s sales and other operating revenue. Toreador obtained a renewal of the Chateaurenard and St. Firmin Des Bois concessions in February 2011, extending the expiration date of each to January 1, 2036. Toreador filed a renewal application in February 2011 for the

Charmottes concession, which concession expires in October 2013. Toreador has not yet received a response as to whether its Charmottes concession will be renewed.

There can be no assurance that Toreador will be able to renew any of its ten exploration permits or concessions when they expire, convert exploration permits into exploitation concessions or obtain additional permits or concessions in the future. If Toreador does not satisfy the French government that Toreador has the financial and technical capacities necessary to operate under such permits or concessions, such permits or concessions may be withdrawn and/or not renewed. If Toreador cannot renew some or all of these permits or concessions when they expire or convert exploration permits into exploitation concessions, Toreador will not be able to include the proved reserves associated with the permit or concession and Toreador will be unable to engage in production to recover reserves, which production currently represents substantially all of its revenue. Any such negative developments with respect to Toreador’s permits would have a material adverse effect on Toreador’s ability to conduct its business.

Risks Related to the Ownership of New ZaZa Common Stock

New ZaZa does not intend to pay cash dividends on its common stock in the foreseeable future.

Toreador has not declared or paid dividends on its common stock since paying a cash dividend on its common stock in 2000. New ZaZa does not anticipate paying dividends in the foreseeable future, but expects to retain earnings to finance the growth of its business. Therefore, any return on investments will only occur if the market price of New ZaZa common stock appreciates. In addition, the terms of any financing may restrict New ZaZa’s ability to pay dividends on its common stock.

There has been no prior public market for New ZaZa common stock.

Prior to the completion of the merger, no public market will have existed for the shares of New ZaZa common stock that you will receive in the merger. Your shares of New ZaZa common stock will be listed on the Nasdaq Capital Market. However, an active public market for New ZaZa common stock may not develop or be sustained, which could affect your ability to sell, or depress the market price of, the New ZaZa common stock. We are unable to predict whether an active trading market for New ZaZa common stock will develop or will be sustained.

The public price and trading volume of New ZaZa common stock may be volatile.

The price and volume of New ZaZa common stock may be volatile and subject to fluctuations. Some of the factors that could cause fluctuations in the stock price or trading volume of New ZaZa common stock include:

•	general market and economic conditions and market trends, including in the energy and oil industries and the financial markets generally;

•	the political, economic and social situation in the United States and France, including legislation in France that bans the use of hydraulic fracturing in oil and gas wells;

•	actual or expected variations in operating results;

•	variations in quarterly operating results;

•	inability to meet projections in production and revenue;

•	announcements by New ZaZa or New ZaZa’s competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, or other business developments, such as oil or gas discoveries;

•	adoption of new accounting standards affecting the industry in which New ZaZa operates;

•	operations and stock performance of competitors;

•	litigation or governmental action involving or affecting New ZaZa or its subsidiaries;

•	changes in financial estimates and recommendations by securities analysts;

•	recruitment or departure of key personnel;

•	purchase or sales of blocks of New ZaZa common stock;

•	volatility in exchange rates between the U.S. dollar and the Euro; and

•	operating and stock performance of the companies that investors may consider to be comparable.

There can be no assurance that the price of New ZaZa common stock will not fluctuate or decline significantly. The stock market in recent years has experienced considerable price and volume fluctuations that has often been unrelated or disproportionate to the operating performance of individual companies and that could materially adversely affect the price of New ZaZa common stock, regardless of New ZaZa’s operating performance. The market prices of stock in exploration stage companies have been especially volatile. You should also be aware that price volatility might be worse if the trading volume of shares of the common stock is low. Furthermore, stockholders may initiate securities class action lawsuits if the market price of New ZaZa’s stock declines significantly, which may cause New ZaZa to incur substantial costs and could divert the time and attention of New ZaZa’s management.

New ZaZa will have the ability to issue “blank check” preferred stock, which could affect the rights of holders of New ZaZa common stock.

Following the consummation of the merger, New ZaZa’s certificate of incorporation will be restated to allow the board of directors of New ZaZa to issue 25 million shares of preferred stock and to set the terms of such preferred stock. The terms of such preferred stock may materially adversely impact the dividend and liquidation rights of holders of New ZaZa common stock.

New ZaZa may need to raise financing through the issuance of equity securities, including common stock, which could dilute the holders of New ZaZa Common Stock.

We may need to raise capital to fund the development of our business plan. Any equity financing may have a significant dilutive effect to the holders of New ZaZa Common Stock.

The controlling persons of ZaZa have economic interests in ZaZa’s properties and their interests may not be aligned with the interests of New ZaZa or of the Toreador stockholders.

Each of the managing partners of ZaZa is also the controlling person of each of the three ZaZa members that collectively own all the outstanding membership interests in ZaZa. These individuals will also be board members of New ZaZa, and they will collectively beneficially own 75% of the common stock of New ZaZa. In addition to their interests as equity owners of the current ZaZa owners, each of these individuals also has a direct or indirect overriding royalty interest relating to certain of ZaZa’s properties. These overriding royalty interests generally entitle them to three percent of the net revenue interest associated with sales of oil and gas produced from these properties, without any corresponding responsibility for payment of any expenses, as described in “ZaZa Related-Party Transactions.” The overriding royalty interests may present a potential conflict of interest with the interests of New ZaZa or the former stockholders of Toreador. See “ZaZa Related-Party Transactions” on page 152. In addition, ZaZa’s joint venture agreement with Hess requires that the joint venture have at least a 72% net revenue interest in all leases included in the joint venture. To the extent that an acquired lease includes less than a 72% net revenue interest, ZaZa may be required to satisfy the overriding royalty interests held directly or indirectly by the ZaZa managing partners out of its own 10% interest in the joint venture.

The requirements of being a public company, including the requirements of the Sarbanes-Oxley Act of 2002, may strain New ZaZa’s resources, increase its costs and distract management; and New ZaZa may be unable to comply with these requirements in a timely or cost-effective manner.

New ZaZa has no history operating as a publicly-traded company. Following consummation of the merger, as a public company with listed equity securities, New ZaZa will need to comply with certain laws and regulations and public reporting requirements, including the reporting obligations of the Securities Exchange Act of 1934, as amended, or the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, laws, and regulations and rules of the SEC and the Nasdaq, all of which New ZaZa and ZaZa are not required to comply with as a private company. Complying with these statutes, regulations and requirements will increase New ZaZa’s general and administrative costs as a result of higher expenses associated with director and officer liability insurance, audit work, regulatory requirements and the establishment and maintenance of heightened corporate governance measures and management oversight. Compliance will occupy a significant portion of New ZaZa’s board of directors’ and management’s time.

New ZaZa will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	establish internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	prepare and file periodic and annual reports; and

•	establish an investor relations function.

If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our public reporting requirements and other rules that apply to public companies could be impaired, and we may be subject to sanction or investigation by the SEC or the Nasdaq.

After the merger, New ZaZa’s failure to achieve and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act could result in a restatement of its financial statements, cause investors to lose confidence in its financial statements and New ZaZa and have a material adverse effect on New ZaZa’s business and stock price.

Neither New ZaZa nor ZaZa is currently required to evaluate its internal control over financial reporting in the manner that is currently required of certain public companies in the United States. ZaZa produces its consolidated financial statements in accordance with the requirements of GAAP, and as a public company New ZaZa’s internal accounting controls will need to meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for New ZaZa to provide reliable financial reports, to help mitigate the risk of fraud and to operate successfully as a publicly traded company. As a public company, New ZaZa will be required to document and test its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC, the Public Company Accounting Oversight Board, including annual management assessments of the effectiveness of New ZaZa’s internal control over financial reporting and a report by New ZaZa’s independent registered public accounting firm that addresses its internal control over financial reporting. The requirement for such auditor report will apply starting with the annual report for the year ended December 31, 2013 if we have $75 million or more in public float as of June 30, 2013.

As New ZaZa prepares to comply with Section 404 of the Sarbanes-Oxley Act with respect to internal control over financial reporting, it may identify significant deficiencies or errors that it may not be able to remediate in time to meet its deadline for compliance. Testing and maintaining internal control over financial reporting can divert New ZaZa’s management’s attention from other matters that are important to its business. New ZaZa may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act or New ZaZa’s independent registered public accounting firm may not be able or willing to issue a favorable assessment if New ZaZa concludes that its internal control over financial reporting is ineffective. If either New ZaZa is unable to conclude that it has effective internal control over financial reporting or New ZaZa’s independent registered public accounting firm is unable to provide New ZaZa with an unqualified report, investors could lose confidence in New ZaZa’s reported financial information and New ZaZa itself, which could result in a decline in the market price of

New ZaZa’s shares, and cause New ZaZa to fail to meet its future reporting obligations, which in turn could impact its ability to raise additional financing if needed in the future.

Once New ZaZa is a public company, if it fails to implement the requirements of Section 404 of the Sarbanes-Oxley Act with respect to internal control over financial reporting in a timely manner, it may also be subject to sanctions or investigation by regulatory authorities such as the SEC or the Nasdaq.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents that are incorporated into this proxy statement/prospectus by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. We consider such statements to be “forward-looking statements.” You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “aim,” “seek,” “forecast” and other similar words. These include, but are not limited to, statements relating to the strategy of New ZaZa, the synergies and the benefits that we expect to achieve in the transaction discussed herein, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, ZaZa’s additional drilling locations, acreage, projections related to future production and financial information of ZaZa and Toreador, including future carry under joint venture agreements, and other statements that are not historical facts. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside the control of New ZaZa, ZaZa and Toreador, and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described under “Risk Factors” beginning on page 19, those factors include:

•	those identified and disclosed in public filings with the SEC made by Toreador;

•	New ZaZa’s ability to execute its business strategy, including executing its existing portfolio of drilling opportunities and the cost of those programs, expansion of its existing portfolio and the cost of those programs and consolidation and integration of its operations;

•	ZaZa’s and Toreador’s dependence on Hess for funding;

•	ZaZa’s ability to locate a joint venture partner in the Eaglebine;

•	ZaZa’s geographic concentration in South Texas and Toreador’s geographic concentration in the Paris Basin;

•	New ZaZa’s, Toreador’s and ZaZa’s need and ability to raise additional capital and enter into joint venture arrangements to implement its business strategy and to close the merger;

•	certain risks and uncertainties inherent in petroleum exploration, development and production;

•	Toreador’s ability to maintain or renew its existing exploration permits or exploitation concessions or obtain new ones;

•	Toreador’s and ZaZa’s ability to replace reserves;

•	the loss of the purchaser of Toreador’s or ZaZa’s oil production;

•	results of Toreador’s hedging activities;

•	the loss of senior management or key employees;

•	political, legal and economic risks associated with having international operations;

•	disruptions in production and exploration activities in the Paris Basin or in the Eagle Ford shale;

•	indemnities granted by Toreador in connection with dispositions of its assets;

•	assessing and integrating acquisition prospects;

•	declines in prices for crude oil;

•	Toreador’s and ZaZa’s ability to obtain equipment and personnel;

•	extensive regulation to which Toreador and/or ZaZa is subject, including regulation of hydraulic fracturing;

•	terrorist activities;

•	Toreador’s and ZaZa’s success in exploration and development activities including successful development of new drilling locations;

•	inaccuracy of reserves estimates;

•	differences between the present value and market value of Toreador’s reserves and other risks and uncertainties described in Toreador’s filings with the SEC;

•	obtaining the stockholder approval required for the Toreador merger;

•	satisfying the conditions to the closing, in particular the minimum cash condition;

•	successfully integrating the Toreador and ZaZa businesses and avoiding problems which may result in the combined company not operating as effectively and efficiently as expected;

•	unexpected costs or unexpected liabilities, or the effects of purchase accounting varying from the companies’ expectations;

•	the effects on the businesses of the companies resulting from uncertainty surrounding the merger;

•	adverse outcomes of pending or threatened litigation or government investigations;

•	the effects on the businesses of the companies of future regulatory or legislative actions;

•	conduct and changing circumstances related to third-party relationships on which Toreador and ZaZa rely;

•	the extremely volatile and unpredictable current stock market and credit market conditions;

•	market risks from fluctuations in currency exchange rates and interest rates;

•	adverse weather conditions, including droughts and hurricanes; and

•	other economic, business, and/or competitive factors.

The areas of risk and uncertainty described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this proxy statement/prospectus by Toreador or ZaZa or anyone acting for any or all of them.

Toreador and New ZaZa also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Neither Toreador nor New ZaZa undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect actual outcomes.

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

The Special Meeting is scheduled to be held at 11:00 a.m., local time, on February 15, 2012, at The St. Regis Houston, The Ambassador Room, located at 1919 Briar Oaks Lane, Houston, Texas 77027.

Purpose of the Special Meeting

At the Special Meeting, Toreador stockholders will be asked to:

•	consider and act on a proposal to approve the merger agreement;

•	consider and act on a proposal to approve, on a non-binding advisory basis, golden parachute compensation payable to Toreador executives in connection with the merger;

•	consider and act on a proposal to adjourn the Special Meeting, if necessary, to permit the further solicitation of proxies if there are not sufficient votes at the Special Meeting to vote in favor of the approval and adoption of the merger agreement; and

•	transact any other business that may properly come before the Special Meeting or any reconvened meeting following an adjournment or postponement of the Special Meeting.

Record Date; Outstanding Shares Entitled to Vote

The board of directors of Toreador has fixed January 11, 2012, as the record date for the Special Meeting. If you were a Toreador stockholder at the close of business on the record date, you are entitled to vote your Toreador shares at the Special Meeting.

As of the record date, there were 25,325,617 shares of Toreador common stock, par value $0.15625 per share, outstanding and entitled to vote at the Special Meeting.

Ownership of Toreador Shares

If your Toreador shares are registered directly in your name with Toreador’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those Toreador shares, the “stockholder of record.” This proxy statement/prospectus and the enclosed proxy card have been sent directly to you by Toreador.

If your Toreador shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of Toreador shares held in “street name.” This proxy statement/prospectus has been forwarded to you by your broker, bank or nominee who is considered, with respect to those Toreador shares, the stockholder of record. As the beneficial owner of Toreador shares held in street name, you have the right to direct your broker, bank or nominee how to vote your Toreador shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or the Internet.

Quorum

In order to transact business at the Special Meeting, a quorum of Toreador stockholders must be present. A quorum will exist if holders of one-third of the outstanding shares of Toreador common stock entitled to vote on a matter are present in person, or represented by proxy, at the Special Meeting. Accordingly, the presence at the Special Meeting, either in person or by proxy, of holders of at least 8,441,873 shares of Toreador common stock will be required to establish a quorum. If a quorum is not present, the Special Meeting may be adjourned, pending stockholder approval, to a later date.

Holders of shares of Toreador common stock present in person at the Special Meeting but not voting, and shares of Toreador common stock for which Toreador has received proxies indicating that their holders have abstained, will be counted as present at the Special Meeting for purposes of determining whether a quorum is established.

Vote Required

Under Delaware law, the affirmative vote of the holders of at least a majority of the outstanding shares of Toreador common stock is required to approve the merger agreement.

The affirmative vote of the holders of at least a majority of the outstanding shares of Toreador common stock who are present at the meeting, in person or by proxy, and entitled to vote on the applicable matter is required to approve:

•	the golden parachute compensation that may be payable to Toreador executive officers in connection with the merger;

•	an adjournment, if any, of the Special Meeting; and

•	such other business that may properly come before the Special Meeting.

Because approval of the merger agreement requires the affirmative vote of the majority of the outstanding shares of common stock of Toreador as of the record date, if you mark “abstain” or fail to vote on the proposed merger, it will have the same effect as a vote “AGAINST” the merger. If you mark “abstain” with respect to the golden parachute proposal, it will have the same effect as a vote “AGAINST” the proposal. If you fail to vote in person or by proxy with respect to any Toreador shares for which you are the record owner or fail to instruct your broker or other nominee on how to vote the Toreador shares you hold in street name with respect to the golden parachute proposal, your Toreador shares will not be voted, or treated as present at the Special Meeting and entitled to vote, on that proposal, and as such, your failure to vote or to instruct your broker or nominee how to vote will not have the effect of a “FOR” or “AGAINST” vote with respect to that proposal. If you mark “abstain” with respect to the adjournment, it will have the same effect as a vote “AGAINST” that proposal. If you fail to vote in person or by proxy with respect to any Toreador shares for which you are the record owner or fail to instruct your broker or other nominee on how to vote the Toreador shares you hold in street name with respect to the adjournment proposal, your Toreador shares will not be voted, or treated as present at the Special Meeting and entitled to vote, on that proposal, and as such, your failure to vote or to instruct your broker or nominee how to vote will not have the effect of a “FOR” or “AGAINST” vote with respect to that proposal.

Recommendation of Toreador’s Board of Directors

Proposal No. 1:  Toreador’s board of directors unanimously determined that the merger agreement is advisable, fair and in the best interests of Toreador and its stockholders and unanimously approved the merger agreement. The Toreador board of directors recommends that the stockholders of Toreador vote “FOR” the proposal to approve the merger agreement. Additional information on the recommendation of Toreador’s board of directors is set forth in “The Transactions — Toreador’s Reasons for the Transactions and Recommendation of Toreador’s Board of Directors” beginning on page 65.

Toreador stockholders should carefully read this proxy statement/prospectus in its entirety for additional information concerning the merger agreement and the proposed transaction. In addition, Toreador stockholders are directed to the merger agreement, as amended, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Proposal No. 2:  Toreador’s board of directors unanimously recommends that the stockholders of Toreador vote “FOR” the non-binding proposal regarding golden parachute compensation in connection with the merger.

Proposal No. 3:  Toreador’s board of directors unanimously recommends that the stockholders of Toreador vote “FOR” the adjournment of the Special Meeting to permit further solicitation of proxies if there are not sufficient proxies at the Special Meeting to vote in favor of the approval of the merger agreement.

Voting by Toreador’s Directors and Executive Officers

As of the record date, Toreador’s directors and executive officers and certain of their affiliates beneficially owned 718,378 shares of Toreador common stock entitled to vote at the Special Meeting. This represents less than 3% of the total votes entitled to be cast at the Special Meeting. Each Toreador director and executive officer and certain of their affiliates have indicated his or her present intention to vote, or cause to be voted, the shares of Toreador common stock owned by him or her for the approval of the merger agreement.

How to Vote

After reading and carefully considering the information contained in this proxy statement/prospectus, please vote promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as instructed below as soon as possible, even if you plan to attend the Special Meeting.

Internet.  You can vote over the Internet by following the instructions included with your proxy card. If you vote over the Internet, do not return your proxy card. The availability of Internet voting for beneficial owners holding Toreador shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Telephone.  You can vote by telephone by following the instructions included with your proxy card. You will then be prompted to enter the control number printed on your proxy card and to follow subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card. The availability of telephone voting for beneficial owners holding Toreador shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Mail.  You can vote by mail by simply completing, signing, dating and mailing your proxy card or voting instruction card in the postage-paid envelope included with this proxy statement/prospectus. In addition, all stockholders may vote in person at the special meeting. You may also be represented by another person at the meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares held in street name, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

Attending the Special Meeting

All Toreador stockholders as of the record date may attend the Special Meeting. If you are a beneficial owner of Toreador shares held in street name, you must provide evidence of your ownership of Toreador shares, which you can obtain from your broker, banker or nominee.

Voting of Proxies

If you vote by Internet, telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your Toreador shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your Toreador shares will be voted “FOR” the approval of the merger agreement, “FOR” the approval of the golden parachute proposal and “FOR” the approval of the adjournment proposal.

Voting of Toreador Shares Held in Street Name

Toreador stockholders who hold Toreador shares of Toreador common stock in a stock brokerage account or through a bank, broker or other nominee (referred to in this proxy statement/prospectus as “street name” stockholders) who wish to vote at the Special Meeting should be provided a voting instruction card by the institution that holds their Toreador shares. If this has not occurred, contact the institution that holds your Toreador shares. A number of banks and brokerage firms participate in a program that also permits stockholders whose Toreador shares are held in “street name” to direct their vote by telephone or over the Internet. If your Toreador shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these Toreador shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. eastern time on February 14, 2012. Directing the voting of your Toreador shares will not affect your right to vote in person if you decide to attend the Special Meeting; however, you must first obtain a signed and properly executed legal proxy from your bank, broker or other nominee to vote your Toreador shares held in “street name” at the Special Meeting. Requesting a legal proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your Toreador shares.

Revoking your Proxy

If you are a stockholder of record you can revoke your vote at any time before your proxy is voted at the Special Meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation to the Corporate Secretary of Toreador;

•	you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above; or

•	you can attend the Special Meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, though your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the Special Meeting. If you are a beneficial owner of Toreador shares held in street name, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Special Meeting if you obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

Proxy Solicitations

Toreador is soliciting proxies for the Special Meeting from Toreador stockholders. Toreador will bear the cost of soliciting proxies from Toreador stockholders, including the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. In addition to this mailing, Toreador’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.

Toreador has also engaged the services of MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist in the distribution of the proxies. Toreador estimates that it will pay MacKenzie Partners a fee of approximately $15,000 plus reasonable out-of-pocket expenses. MacKenzie Partners is not affiliated with Toreador’s President and Chief Executive Officer, Craig McKenzie.

Toreador will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials the beneficial owners of Toreador common stock.

Other Business

Toreador’s board of directors is not aware of any other business to be acted upon at the Special Meeting.

Adjournments and Postponements

Adjournments or postponements may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time with the approval of a majority of the votes present in person at the Special Meeting or represented by proxy at the time of the vote, whether or not a quorum exists. Toreador is not required to notify stockholders of any adjournment if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

In addition, at any time prior to convening the Special Meeting, the Special Meeting may be postponed without the approval of Toreador stockholders. If postponed, Toreador will publicly announce the new meeting date.

At any adjourned or postponed meeting, Toreador may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned or postponed meeting. Proxies submitted by Toreador stockholders for use at the Special Meeting will be used at any adjournment or postponement of the meeting. References to the Special Meeting in this proxy statement/prospectus are to the Special Meeting as adjourned or postponed.

PROPOSAL NO. 1 — APPROVAL OF THE MERGER AGREEMENT

As discussed in the proxy statement/prospectus, Toreador is asking its stockholders to approve the merger agreement. Toreador stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, as amended, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus is a part. Please see the section entitled “The Agreements — Description of the Merger Agreement” beginning on page 86 for additional information and a summary of certain terms of the merger agreement. You are urged to read carefully the entire merger agreement, as amended, included in Annex A before voting on this proposal.

Approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the merger will not occur.

The vote on this Proposal No. 1 is a vote separate and apart from the vote on Proposal No. 2, a non-binding advisory vote to approve compensation to be received by the Toreador named executive officers. Accordingly, you may vote to approve Proposal No. 1 on the merger agreement and vote not to approve Proposal No. 2 on the compensation to be received by the Toreador named executive officers and vice versa.

Vote Required for Approval

The merger agreement will be approved if the holders of at least a majority of the outstanding shares of Toreador common stock vote “FOR” this proposal.

Recommendation of the Toreador Board of Directors

THE TOREADOR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE TOREADOR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT.

PROPOSAL NO. 2 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

Toreador is requesting the Toreador stockholders’ approval on a non-binding advisory basis of the golden parachute compensation that may be payable to the Toreador named executive officers in connection with the merger and therefore is asking stockholders to approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the Toreador named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion in the section of this proxy statement/prospectus entitled “Interests of Toreador Directors and Officers in the Transaction — Golden Parachute Compensation,” and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on this Proposal No. 2 is a vote separate and apart from the vote on Proposal No. 1 to approve the merger. Accordingly, you may vote to approve this Proposal No. 2 on executive compensation and vote not to approve Proposal No. 1 on the merger and vice versa. Because the vote is advisory in nature only, it will not be binding on Toreador, ZaZa or New ZaZa regardless of whether the merger is approved. Accordingly, as the compensation to be paid in connection with the merger is contractual with the executives, regardless of the outcome of this advisory vote, such compensation will be payable, subject only to the conditions applicable thereto, if the merger is approved.

Vote Required for Approval

The advisory vote on the compensation to be received by the Toreador named executive officers in connection with the merger will be approved if the holders of at least a majority of the outstanding shares of Toreador common stock who are present at the meeting, in person or by proxy, and entitled to vote on this proposal vote “FOR” this proposal.

Recommendation of the Toreador Board of Directors

THE TOREADOR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL, ON AN ADVISORY BASIS, OF THE GOLDEN PARACHUTE COMPENSATION TO BE RECEIVED BY TOREADOR NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

PROPOSAL NO. 3 — ADJOURNMENT OF SPECIAL MEETING

Toreador is requesting the Toreador stockholders’ approval on a proposal to adjourn the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient proxies at the Special Meeting to vote for the approval of the merger agreement.

Vote Required for Approval

The vote to adjourn the Special Meeting, if necessary, to permit the further solicitation of proxies if there are not sufficient proxies at the Special Meeting to vote for the approval of the merger agreement will be approved if the holders of at least a majority of the outstanding shares of Toreador common stock who are present at the meeting, in person or by proxy, and entitled to vote on this proposal vote “FOR” this proposal.

Recommendation of the Toreador Board of Directors

THE TOREADOR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY, TO PERMIT FURTHER SOLICITATION OF PROXIES IF THERE ARE NOT SUFFICIENT PROXIES AT THE SPECIAL MEETING TO VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

THE TRANSACTIONS

The following is a description of certain material aspects of the transactions. While we believe that the following description covers the material terms of the transactions, the description may not contain all of the information that may be important to you. The discussion of the transactions in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, as amended, which is attached to the proxy statement/prospectus as Annex A, the contribution agreement, as amended, with the members of ZaZa, which is attached to this proxy statement/prospectus as Annex C, the net profits interests contribution agreement with the holders of net profits interests of ZaZa, which is attached to this proxy statement/prospectus as Annex D, the stockholders’ agreement, which is attached to this proxy statement/prospectus as Annex E, and the form of the non-competition agreement, which is attached to this proxy statement/prospectus as Annex F, all of which are provided for the purpose of providing you with information regarding their terms and are incorporated by reference into this proxy statement/prospectus. We encourage you to read carefully this entire proxy statement/prospectus, including the merger agreement, the contribution agreements, the stockholders’ agreement and the non-competition agreements for a more complete understanding of the transactions. In addition, definitions for certain terms relating to the oil and gas business can be found in “Glossary of Oil and Gas Terms” beginning on page 171.

General Description of the Transactions

On August 9, 2011, Toreador entered into the merger agreement with ZaZa, New ZaZa and Thor Merger Sub, a wholly owned subsidiary of New ZaZa. The merger agreement and related contribution agreements provide for (i) the merger of Thor Merger Sub with and into Toreador with Toreador continuing as the surviving entity in that merger, (ii) the direct or indirect contribution by the holders of limited liability company interests in ZaZa of 100% of those interests to New ZaZa, and (iii) the contribution by the holders of net profits interests in ZaZa of 100% of those interests to New ZaZa. Upon the consummation of the transactions, Toreador and ZaZa will be wholly owned subsidiaries of New ZaZa.

In the merger of Thor Merger Sub and Toreador, each outstanding share of Toreador common stock will be converted into the right to receive one share of common stock of New ZaZa. Upon completion of the direct or indirect contribution by the three holders of limited liability company interests in ZaZa of those interests to New ZaZa, the three ZaZa members will receive an aggregate of three times the number of shares of New ZaZa common stock issuable to the Toreador stockholders in the merger and $45.2 million in cash and/or newly issued subordinated secured promissory notes of New ZaZa. The subordinated secured promissory notes will bear interest at a rate of 8% per annum, will require New ZaZa to make monthly interest payments on the last day of each calendar month and will mature on the fourth anniversary of the closing, subject to mandatory prepayments in specified circumstances. They will also be secured by the limited liability company interests of ZaZa held by New ZaZa after the transactions and subordinated to up to $150 million of future senior indebtedness of New ZaZa. In this proxy statement/prospectus, we refer to the $45.2 million in cash and/or subordinated secured promissory note consideration as the “ZaZa non-equity consideration.” Each of Toreador’s and ZaZa’s obligations to consummate the transactions is subject to the condition that the sum of the following amounts is not less than $10 million:

•	Toreador’s and ZaZa’s cash immediately before closing, plus

•	the amount of Toreador’s and ZaZa’s borrowing capacity immediately before closing that will remain in effect after closing, plus

•	the amount of any cash of New ZaZa, Toreador and ZaZa reasonably expected to be funded (whether by borrowings, issuance or equity interests or otherwise) prior to or substantially concurrently with closing, plus

•	any borrowing capacity reasonably expected to be available to New ZaZa, Toreador and ZaZa within five business days of closing after giving effect to any prepayment obligation under any subordinated secured promissory notes triggered by any such borrowing, minus

•	any cash amounts payable by New ZaZa, Toreador and ZaZa in connection with the closing.

We refer to this condition as the “minimum cash condition.” The ZaZa non-equity consideration will be paid in the form of subordinated secured promissory notes, rather than in the form of cash, if and to the extent that the payment of the ZaZa non-equity consideration in cash would give rise to a failure of the minimum cash condition described below. The ZaZa non-equity consideration will be paid in the form of cash only if and to the extent that the payment of the ZaZa non-equity consideration in cash would not give rise to a failure of the minimum cash condition.

The four holders of net profits interests in ZaZa will exchange those interests with New ZaZa for an aggregate of $4.8 million in cash.

Immediately after the transactions, the former stockholders of Toreador and the three holders of limited liability company interests of ZaZa will own 25% and 75%, respectively, of New ZaZa’s outstanding common stock.

At the Special Meeting of stockholders, the holders of Toreador common stock will be asked to vote upon a proposal to approve the merger agreement.

The shares of New ZaZa common stock will be listed on the Nasdaq Capital Market under the symbol “ZAZA.”

Background of the Transactions

At the end of 2008, Toreador was experiencing significant operational and financial challenges. Toreador was encumbered by significant debt, inefficient corporate overhead, significant capital commitments and a portfolio that was neither strategic nor material in Hungary, Romania and Turkey. Moreover, Toreador was headquartered in Dallas, Texas, while its operations were being conducted in Europe.

In December 2008, a large stockholder of Toreador, which we refer to as Stockholder A, publicly announced significant concerns it had with Toreador’s strategic direction and inability to meet its capital requirements. Stockholder A demanded that Toreador, among other things, take steps to focus its portfolio, reduce its debt, improve core operations and reduce overhead by relocating Toreador’s headquarters to Europe.

In January 2009, following the failure of a proposed divestiture of Toreador’s interest in a project in the Black Sea offshore of Turkey, Stockholder A announced the commencement of a proxy contest in which Stockholder A sought to replace a majority of the Board of Directors of Toreador, which for purposes of this “Background of the Transactions” section we refer to as the Board, at Toreador’s 2009 annual meeting.

Toreador entered into a settlement agreement with Stockholder A in late January 2009, under which Stockholder A appointed three new directors (a majority of the Board), the Chief Executive Officer resigned and Craig M. McKenzie was appointed as interim President and Chief Executive Officer. The reconstituted Board immediately commenced a review of strategic alternatives available to Toreador.

Thereafter, in February 2009, Toreador’s Board announced a strategy to cut overhead, divest non-core assets, reduce debt and improve core operations. The plan also included combining Toreador’s corporate headquarters with its operating base in Paris, France.

Pursuant to the new strategy, Toreador sold a majority of its interests in Turkey in March 2009 and used much of the sale proceeds to reduce debt. Additionally, it discontinued business in Romania by the end of the first quarter of 2009 and appointed Mr. McKenzie President and Chief Executive Officer.

In June 2009, three new directors were elected to the Board and the company presented its strategic vision of becoming a distinctive, fast-growing, pan-European exploration and production company. Toreador would focus on four strategic steps: (1) an efficient base business, (2) a focused portfolio through mergers, acquisitions, joint ventures and other transactions that would create value for Toreador’s stockholders, (3) growth from its conventional production and (4) the phased development of the Paris Basin Liassic resource.

Throughout the summer of 2009, Toreador held preliminary discussions and entered into confidentiality agreements with several United States-based potential strategic partners who were interested in partnering with the company to develop the Liassic shale resource.

In October 2009, Toreador announced its exit from Turkey and Hungary. To further Toreador’s growth strategy, the Board determined to seek a strategic partnership and cash investment to accelerate development and exploration of the Liassic resource play in Toreador’s acreage in the Paris Basin.

On November 12, 2009, after interviewing several banks, Toreador engaged Royal Bank of Canada Europe Limited and its U.S. affiliate, RBC Capital Markets Corporation, which together we refer to as RBC Affiliates, to provide investment banking and financial advisory services in connection with the potential issuance of equity, the identification of potential strategic partners, evaluating proposals regarding a possible transaction and the potential repurchase of Toreador’s then outstanding convertible bonds. At the direction of the Board, RBC Affiliates commenced a formal partner identification process in late November 2009, contacting multiple oil and gas companies based in Europe and the United States, as well as potential financial investors.

In early 2010, having focused the portfolio on the core conventional production and exploration inventory and the Liassic shale resource, the Board determined that to optimize stockholder value Toreador should consider opportunities to both diversify and seek a strategic partnership to accelerate development of the Liassic resource play.

On May 10, 2010, Toreador entered into a joint venture agreement to develop the Liassic shale resource with a subsidiary of Hess Corporation, whereby part of Toreador’s investments were to be carried in return for a working interest in its exploration permits. Pursuant to the joint venture agreement, in June 2010, Toreador and Hess began the preparations for a proof of concept program to evaluate the geological and economic potential of the Liassic resource play in the Paris Basin. The proof of concept program is the plan by which Toreador and Hess plan to drill and test six or more exploration wells to determine the commercial viability of oil production from the Liassic source rock in the Paris Basin. In October 2010, Toreador and Hess received approval from the French authorities for an initial four drilling permits.

With the launch of the Liassic shale resource development work, Toreador’s strategic focus turned to diversification of the portfolio in pursuit of growth and greater stockholder value. In late May, 2010, Toreador began preliminary discussions in London, England with a company focused on the exploration and development of unconventional oil and gas resources (in particular shale gas in Central Europe), which we refer to as Company A, regarding a potential merger of equals. On June 2, 2010, Toreador and Company A entered into a confidentiality agreement and began to exchange information. These discussions were temporarily put on hold because Toreador and Company A could not agree on the structure of a potential transaction.

On June 11, 2010, representatives of Toreador met with representatives from an oil and gas exploration, development and production company with interests in Africa, Europe and the United States, which we refer to as Company B, regarding a possible business combination transaction.

Early on June 14, 2010, Tony Vermeire, Toreador’s commercial director, sent an e-mail to representatives of Company B outlining key points from the June 11 meeting and describing the potential benefits of a business combination transaction between Toreador and Company B.

On June 17, 2010, Company B responded to Toreador’s June 14 email to decline Toreador’s request to continue discussions, indicating valuation differences and Company B’s lack of experience in unconventional resource plays.

On July 15, 2010, Toreador entered into a confidentiality agreement with an independent, public company active in Europe, Africa and Asia, which we refer to as Company C, relating to a possible acquisition of certain Company C assets that were seen as strategic to Toreador. Thereafter, the two companies began to exchange information.

On August 5, 2010, Toreador entered into a confidentiality agreement with an energy company with operations in strategic locations around the world, which we refer to as Company D, relating to a potential business combination. Thereafter, the two parties conducted mutual due diligence.

In the fourth quarter of 2010, Toreador began formal discussions with an international energy producer, with historic activities in France, which we refer to as Company E, regarding a possible business combination. Thereafter, the two companies entered into a confidentiality agreement and engaged in a bi-lateral technical due diligence review.

On September 10, 2010, Mr. McKenzie met with the CEO of Company C to discuss a potential acquisition of certain Company C assets through a merger and a subsequent secondary listing on a European stock exchange.

On September 24, 2010, Mr. McKenzie and the CFO of Company C discussed exchanging due diligence information.

On October 6, 2010, Mr. McKenzie reported to the Board on the possible transaction with Company C, including analysis undertaken by Toreador management and the risks to completion. Mr. McKenzie estimated that, because of the stock exchange rules and both parties’ stockholder approval process, the time table for completing the potential transaction would likely be five to seven months, which each of Company C, the Board and management determined to be unacceptable at the time. Mr. McKenzie explained that management was working to develop a transaction structure that would simplify and accelerate the completion of a transaction with Company C.

On October 7, 2010, a representative of Company D, who had been a participant in the formal partner process conducted in late 2009, contacted Mr. McKenzie to resume discussions regarding a possible transaction.

During the period from October 14 to 19, 2010, representatives of Company D engaged in preliminary due diligence of Toreador. Ultimately, Company D chose to pursue another opportunity and discontinue discussions with Toreador.

In late October 2010, Company E determined that a transaction with Toreador presented too much valuation risk because of the increase in Toreador’s stock price and withdrew its interest in pursuing a transaction with Toreador.

On October 25, 2010, Mr. McKenzie reported to the Board on the status of potential external transactions important to Toreador’s growth strategy, including transactions with Companies C, D and E. Mr. McKenzie informed the Board that Companies D and E had notified Toreador that they were no longer interested in pursuing a transaction.

On November 3, 2010, at Toreador’s Paris office, representatives of Company C and Toreador discussed a potential sale of a subset of Company C’s assets, which both companies believed could shorten the time table for completing the potential transaction because Toreador stockholder approval would not be necessary. However, approval of Company C’s stockholders would be required. Thereafter, Toreador concluded that it would not proceed with a transaction with Company C because the risk that Company C shareholder approval would not be obtained and, as a result, that such a transaction would not be consummated was too great.

On November 19, 2010, Toreador entered into a confidentiality agreement with a major integrated oil & gas company with worldwide operations, which we refer to as Company F, regarding a possible offer for Toreador and the two companies began to exchange information.

During the period from November 22 to 24, 2010, representatives of Company F conducted due diligence on Toreador. Ultimately, based on this initial review and its own internal criteria, Company F chose not to proceed with a transaction.

In early 2011, the Board continued to seek acceleration of Toreador’s growth strategy, including possible external growth by means of acquisitions of oil shale and/or conventional oil and gas exploration and production, which would underpin the long term potential of the Paris Basin and provide more immediate value realization to stockholders. The Board instructed management to actively continue pursuing transactions to diversify Toreador’s business.

In February 2011, France’s Ministry of Environment and Ministry of Energy announced its intention to conduct a study of the economic, social and environmental impacts of the possible development of shale gas and shale oil in France. Together with the other operators in the Paris Basin, Toreador subsequently suspended drilling in connection with its Liassic shale proof of concept program pending the results of this study.

On February 21, 2011, Toreador began preliminary discussions with a publicly traded multi-national oil & gas company, which we refer to as Company G. On February 24, 2011, Toreador and Company G entered into a confidentiality agreement relating to a potential acquisition by Toreador of certain assets of Company G.

In early March 2011, Toreador management began preliminary discussions with a North American publicly-traded oil and gas exploration company, which we refer to as Company H, regarding a potential combination.

In March 2011, the French National Assembly launched a study of the development of shale gas and shale oil in France, in addition to the government study commissioned in February.

On March 14, 2011, at a meeting of the Board, management reported to the Board on its discussions with Company H. The Board discussed an overview of Company H prepared by RBC Affiliates and provided to the Board prior to the meeting. The Board instructed management to continue discussions with Company H. Thereafter, Toreador and Company H entered into a confidentiality agreement.

On March 20 and March 22, 2011, the Board held meetings to review and discuss proposed terms of a potential transaction with Company H. The Board discussed the advantages and disadvantages of a transaction with Company H, including significant differences that existed between Company H and Toreador with respect to the value of Toreador and Company H and the issues relating to Company H’s portfolio and capabilities.

On March 23, 2011, the Chairman of the Board and the Chairman of the Audit Committee of Toreador met with the Chairman of Company H to discuss the proposed transaction and to better understand, among other outstanding issues, Company H’s capabilities, portfolio and position on the relative value of Company H and Toreador.

On March 25, 2011, in light of differences with respect to relative value, portfolio and capabilities, the Board determined not to move forward with a transaction with Company H.

On April 1, 2011, following the termination of the Company H negotiations, the Board met to discuss the necessity of diversification and the options available. The Board directed management to focus its efforts on companies focused on shale resource development in the United States.

In April 2011, Toreador and a public oil and gas exploration and production company active in the onshore development of mature fields and with principal operations in the United States, which we refer to as Company I, began preliminary discussions with respect to a potential combination.

Also, in April 2011, Toreador began preliminary discussions with a company, which we refer to as Company J, for a potential acquisition of all of Company J’s assets located in the Eagle Ford area of Texas.

On April 4, 2011, Toreador submitted a bid letter for the acquisition of the French upstream assets of Company G. On April 8, 2011, representatives of Toreador participated in a telephone discussion with representatives of Company G regarding Toreador’s bid for such assets.

On April 9, 2011, Toreador and Company J entered into a confidentiality agreement and began to exchange information.

On April 12, 2011, Messrs. McKenzie and Vermeire, met in New York with representatives of ZaZa’s financial advisors, Rodman & Renshaw, LLC, an investment banking firm in New York. At the meeting, Messrs. McKenzie and Vermeire discussed with Rodman & Renshaw generally the oil and gas exploration and production industry and potential diversification options that may be available to Toreador.

On April 13, 2011, Mr. McKenzie and the Chief Executive Officer of Company I met to discuss a possible business combination between the two companies. Following the meeting, the Chief Executive Officer of Company I informed Mr. McKenzie that Company I had a continued interest in pursuing a potential business combination with Toreador. The Chief Executive Officer of Company I then sent Mr. McKenzie a draft of a confidentiality agreement for the two companies to execute.

On April 14, 2011, Messrs. McKenzie, Sengès and Vermeire met with representatives of Company G to discuss Toreador’s bid for the French upstream assets of Company G and to clarify the bid’s terms and conditions.

On April 20, 2011, Toreador and Company I entered into a confidentiality agreement, representatives of Toreador made a presentation to the management team of Company I and the companies proceeded to exchange certain business and financial information, including reserve reports.

On April 21, 2011, France’s Ministry of Environment and Ministry of Energy released an interim report of its study of the economic, social and environmental issues relating to the development of shale gas and shale oil in France. The interim report suggested the launch of a scientific research program on the techniques of hydraulic fracturing and their impact on the environment and promoted the development of a limited number of experimental wells with additional measures being put in place in order to ensure the safety of the environment. The interim report also suggested that such activity must be strictly regulated by a to-be-created National Scientific Committee.

On April 22, 2011, Toreador submitted a revised bid for its acquisition of certain assets of Company G in Europe.

On May 3, 2011, Messrs. McKenzie and Vermeire met with a representative of an investment bank to discuss strategic opportunities for Toreador, including a combination with part or all of a private exploration and gas company with production and operations in the United States, which we refer to as Company K.

On May 4, 2011, Toreador concluded it would not proceed with a transaction with Company J as a result of a failure to agree on the value of Company J’s Eagle Ford assets.

On May 9, 2011, Toreador submitted a revised bid letter to Company G.

On May 11, 2011, the French National Assembly passed a bill to ban hydraulic fracturing of oil and gas wells in France. The French Senate passed an amended bill on June 9, 2011 that allowed hydraulic fracturing under a regulated framework of scientific experimentation. However, on June 17, 2011, a committee of representatives from both the Senate and National Assembly recommended a combined bill that banned hydraulic fracturing, including in the context of scientific experimentation. This revised bill was passed by the Senate on June 30, 2011 and became law on July 13, 2011.

On May 18, 2011, Messrs. McKenzie and Vermeire discussed potential opportunities with a representative of Rodman & Renshaw, who introduced Messrs. McKenzie and Vermeire to Todd A. Brooks, John Hearn and Gaston Kearby, the managing partners of ZaZa, and described a potential opportunity to merge Toreador with ZaZa. The participants then discussed general issues regarding such a potential transaction.

On May 19, 2011, Messrs. McKenzie and Vermeire held a telephonic meeting with the Chief Executive Officer of Company K to explore strategic options. Approximately one month later, Company K proposed to only combine a portion of its portfolio with Toreador, which Toreador found to be a less desirable opportunity. Toreador ended negotiations with Company K.

On May 20, 2011, representatives of Toreador held a telephonic meeting with the Chief Executive Officer and Chief Operating Officer of a private, diversified energy and exploration and production company with assets in the United States and Europe, which we refer to as Company L, to discuss a possible business combination. Company L was interested in potentially increasing its exposure to the French Liassic resource play. The Chief Executive Officer of Company L requested that representatives of Toreador submit a written proposal.

Also, on May 20, 2011, Toreador began preliminary discussions regarding a potential acquisition or joint venture with a public global energy company focused on the exploration and development of major shale plays throughout Europe, which we refer to as Company M.

On May 24, 2011, Company G responded to Toreador’s revised bid and informed Toreador that Company G preferred to enter into exclusive negotiations with another bidder because the Toreador bid appeared to include relatively higher closing risks than the competing bidder.

On May 25, 2011, Mr. McKenzie sent to Company L a non-binding proposal outlining general terms of a proposed business combination of the two companies.

On May 26, 2011, Toreador and ZaZa entered into mutual confidentiality agreements.

Also, on May 26, 2011, Mr. McKenzie received a response from Company L stating Company L’s desire to meet at a mutually convenient date and focus discussions on valuation.

On May 31, 2011, the Board of Toreador held a meeting. Representatives from RBC Affiliates were in attendance. At the meeting, Mr. McKenzie detailed numerous strategic options for the Board’s consideration, which included potential merger-of-equals, acquisitions, joint ventures, reverse mergers and sale transactions. As part of his presentation, Mr. McKenzie discussed the execution risk associated with each option, including whether stockholder approval would be necessary, whether regulatory agencies in the U.S. and/or France would need to approve a transaction and whether intermediate funding or accessing the capital markets was necessary to complete the transaction. With respect to the execution risks, Mr. McKenzie discussed with the Board that a transaction with Company C would be difficult to achieve because the time required to reach completion and list the combined company on a US stock exchange would be longer than was acceptable to Company C; a transaction with Company G would require a capital raise, the ability of which to complete was uncertain, and which, if completed, would likely have resulted in significant dilution to the Toreador stockholders; and it would be difficult to reach agreement on a transaction with Company L because of differences in valuation perspectives of Toreador and Company L. In addition, Mr McKenzie updated the Board on recently held meetings and discussions with Company L, Company M and ZaZa and provided a brief overview of each of the companies and their synergies with Toreador. The Board directed Mr. McKenzie to meet with ZaZa for preliminary discussions. Also, at the meeting, James Thornton, Toreador’s Senior Counsel, and representatives of RBC Affiliates discussed the current M&A environment, Toreador’s defensive status and the possibility of Toreador adopting a shareholder rights plan.

On June 1, 2011, representatives of Toreador met with the Chief Executive Officer of Company L to discuss Toreador’s May 25, 2011 letter, Company L’s response and possible business combinations for either part or all of the Company L business. The Chief Executive Officer of Company L undertook to revert to Toreador once he had been able to discuss Company L’s strategic plan with its financial advisors.

Also on June 1, 2011, Messrs. McKenzie and Vermeire met with Messrs. Brooks, Hearn and Kearby, managing partners of ZaZa, and other ZaZa executives in Houston. At the meeting, the ZaZa executives described their backgrounds and discussed ZaZa’s business and strategy. Messrs. McKenzie and Vermeire described Toreador, its history and the current French regulatory issues.

On June 2, 2011, during a telephonic meeting of the Board, Mr. McKenzie reported to the Board on his meeting with the ZaZa representatives and the Chief Executive Officer of Company L. The Board directed Mr. McKenzie to continue exploring a potential transaction with ZaZa and took note of Company L’s interest.

On June 3, 2011, Mr. McKenzie and Messrs. Brooks, Hearn and Kearby held a telephonic meeting to discuss next steps and agreed to move forward on exploration of a potential transaction.

Between June 3, 2011 and June 10, 2011, Toreador management engaged in a preliminary due diligence review of ZaZa and began discussions with representatives of ZaZa regarding a potential non-binding letter of intent, which we refer to as the LOI.

On June 6, 2011, Messrs. McKenzie and Vermeire met with Messrs. Brooks, Hearn and Kearby in New York to discuss potential terms of the LOI.

On June 10, 2011, the Board held a telephonic meeting to discuss the possibility of a transaction with ZaZa and proposed terms of an LOI. Representatives from RBC Affiliates were in attendance. Mr. McKenzie advised the Board that the potential merger with ZaZa would offer Toreador a significant position in a major United

States shale oil resource play, diversification, near-term production and the potential for additional investors and increased liquidity. The Board discussed with representatives of RBC Affiliates the proposed merger transaction as well as selected recent transactions in areas near the ZaZa acreage, Toreador’s share price performance, and recent research analyst views on the potential hydraulic fracturing ban in France and its impact on Toreador. The Board reviewed the proposed terms of the LOI, which proposed the percentage of the combined company’s initially outstanding shares that Toreador stockholders and ZaZa members would receive, the number of members of the Board of the combined company that each of Toreador and ZaZa would have the right to designate and a 30-day mutual exclusivity provision. After taking into consideration the input of management and RBC Affiliates and considering other potential options, the Board agreed to a thirty day exclusivity period in light of the potential advantages of the potential transaction. At the meeting, the Board directed management to finalize negotiations, execute the LOI and proceed with due diligence and drafting the definitive documents.

During June 11 through 14, 2011, Mr. McKenzie and Mr. Brooks met in Paris to finalize the terms of the LOI and discuss Mr. Brooks’ concerns about the risks of entering an uncertain French regulatory environment.

On June 14, 2011, Toreador and ZaZa entered into the LOI.

Also on June 14, 2011, Toreador engaged RBC as its exclusive financial advisor to provide investment banking services in connection with the structure, strategy and negotiation of a possible transaction, including providing to the Board a written opinion as to the fairness, from a financial point of view, of the consideration paid or received in connection with a transaction. This engagement followed Toreador’s prior engagement with RBC Affiliates, which had expired.

On June 15, 2011, Mr. Thornton delivered a draft merger agreement to representatives of ZaZa.

On June 16, 2011, Messrs. McKenzie, Vermeire and Thornton, Marc Sengès, Chief Financial Officer of Toreador, representatives of RBC and Fried, Frank, Harris, Shriver & Jacobson LLP, outside legal counsel to Toreador, which we refer to as Fried Frank, met in New York with Mr. Brooks, other ZaZa executives, representatives of Rodman & Renshaw and representatives of Andrews Kurth LLP (who attended by telephone), outside counsel to ZaZa, which we refer to as Andrews Kurth. At the meeting, representatives of ZaZa presented an overview of ZaZa’s business and strategy and representatives of Toreador presented an overview of Toreador’s business and strategy. The parties also discussed exchanging information in electronic data rooms and agreed on a potential time table for mutual due diligence.

Also, on June 17, 2011, Mr. McKenzie had a call with Mr. Brooks to discuss Toreador’s recent share price performance, and the French legislation with respect to the ban on hydraulic fracturing, its impact on the LOI due to potential changes in the relative values of Toreador and ZaZa, the valuation methodologies for a potential merger, such as the number of trading days to use to determine Toreador’s average price for purposes of determining its value relative to ZaZa’s, and other matters relating to Toreador’s operations.

On June 19, 2011, the Board held a special meeting. Representatives of Fried Frank were in attendance. At the meeting, members of management discussed with the Board the recent regulatory and legislative developments in France relating to shale resource development and the effect on the share price. A representative of Fried Frank discussed with the Board the terms of a proposed short-term shareholder rights plan and the Board’s fiduciary duties in connection with its consideration of a rights plan. After discussion, the Board approved the adoption of a short-term shareholder rights plan expiring on December 31, 2011 to ensure that all of Toreador’s stockholders would be treated fairly at a time when Toreador’s shares were trading at a 52-week low and to protect against any person or group seeking to gain control of Toreador by open market accumulation or other opportunistic tactics without paying full and fair value to all stockholders.

On June 20, 2011, Toreador announced the adoption of its shareholder rights plan.

On June 27, 2011, Messrs. McKenzie, Vermeire and Adam Kroloff, independent Chairman of the Board, along with representatives of RBC, met with Messrs. Brooks, Hearn and Kearby and representatives of Rodman & Renshaw to discuss terms of a ZaZa-Toreador combination, including strategy of the combined company, advantages of the transaction relative to an IPO for ZaZa, French legislative risks and the relative ownership of the combined company. After the discussion, Messrs. McKenzie, Vermeire and the ZaZa owners agreed in principle, and subject to Board approval, that in any transaction, the current ZaZa owners would receive shares representing 75%, and the Toreador stockholders would receive shares representing 25%, of the combined company.

On June 27 and 28, 2011, Mr. Sengès and other representatives of Toreador met with representatives of ZaZa in Houston to conduct financial due diligence of ZaZa and provide the ZaZa accounting team with responses to their initial due diligence questions on Toreador.

Also on June 27 and 28, 2011, Mr. Kroloff and other representatives of Toreador met with representatives of RBC in Houston to discuss the evaluation of ZaZa.

On June 28 and 29, 2011, Messrs. McKenzie, Sengès, Vermeire and Thornton and representatives of RBC attended due diligence sessions in Houston, Texas with representatives of ZaZa and Rodman & Renshaw.

On July 3, 2011, the Board held a telephonic meeting to discuss the potential ZaZa transaction. Representatives of Fried Frank and RBC were also in attendance. At the meeting, management updated the Board on the discussions with ZaZa, including the proposed 75%/25% equity split, and the on-going financial and legal due diligence review of ZaZa. A representative of Fried Frank discussed with the Board its fiduciary duties in connection with its consideration of a potential transaction with ZaZa. The Board directed management to continue discussion with ZaZa regarding a transaction.

On July 7, 2011, Andrews Kurth sent to Fried Frank a markup of the draft merger agreement. The markup provided that, in the transaction, the current ZaZa owners would receive shares in the combined company representing 75% of the company’s initially outstanding shares plus $50 million in cash and the Toreador stockholders would receive shares representing 25% of the combined company. In addition, the markup indicated that additional shares of the combined company would need to be issued in exchange for ZaZa’s outstanding net profits interests. The draft agreement also provided for the payment of a termination fee of 3.5% (and, in certain circumstances, 5.0%) of Toreador’s enterprise value in the event Toreador terminated the agreement to accept a superior proposal.

On July 7 and 8, 2011, Toreador held a meeting of its Board in Houston, Texas. Representatives of RBC were in attendance. The Board discussed with a representative of RBC exploration activity in the Eagle Ford and recent Eagle Ford transactions and discussed with a representative of RBC the methodologies for valuing Toreador. As part of this discussion, it was noted that there had been significant acquisitions of exploration and production acreage in the Eagle Ford and successful oil and gas exploration activity in the Eagle Ford, ZaZa’s primary project areas are favorably situated, ZaZa’s strategic partnership with Hess, the carry by Hess for a significant number of Eagle Ford locations, the amount still available to spend on acreage acquisitions under ZaZa’s joint venture arrangement with Hess, and ZaZa’s Eaglebine acreage. The Board also received an update from Mr. Vermeire on the likelihood of a transaction with several third parties, including Company A (which had resumed discussions from June 2010), Company I and Company M. As part of his update, Mr. Vermeire discussed with the Board the execution risks associated with the transactions with these third parties. With respect to the execution risks, Mr. McKenzie discussed with the Board that reaching an agreement for a transaction with Company A at a valuation level acceptable to Toreador was unlikely because Company A had increased in value expectations for its company; reaching an agreement for a transaction with Company I at a valuation level acceptable to Toreador was unlikely because Company I had significantly reduced its view of Toreador’s value; and a transaction with Company M posed significant “flow-back” concerns because Company M was listed on a non-U.S. stock exchange and the combined company was proposed to be listed in the U.S. Mr. McKenzie discussed with the Board the issues arising from the Andrews Kurth markup of the merger agreement. After discussion, and in light of the execution risks associated with the other potential transactions, the Board determined that the ZaZa merger had the highest likelihood of closing, and, therefore offered the greatest likelihood of achieving the best value to the stockholders. The Board directed management to continue to pursue discussions with ZaZa and not to continue discussion of Companies A, I or M. At that time, the Board also authorized Mr. Kroloff to work with Mr. McKenzie in negotiating the potential merger terms with ZaZa, and to act as the Board’s liaison to management and to direct negotiations.

Also on July 7 and 8, 2011, the directors of Toreador met in Houston with Messrs. Brooks, Hearn and Kearby and other members of ZaZa management to discuss strategy for a potential combined company and open merger agreement issues.

On July 11, 2011, Fried Frank sent to Andrews Kurth a revised draft of the merger agreement reflecting prior discussions. The revised draft provided that the current ZaZa owners would receive $50 million in cash in the transaction only in the event that the combined company was able to raise necessary financing; otherwise, the current ZaZa owners would receive $50 million in promissory notes. In addition, the revised draft indicated that additional shares of the combined company that would need to be issued in exchange for ZaZa’s outstanding net profits interests would reduce the number of shares received by the current ZaZa owners in the transaction. This draft also provided for the payment of a termination fee of 3.0% (and, in certain circumstances, 2.0%) of Toreador’s equity value in the event Toreador terminated the agreement to accept a superior proposal.

On July 12, 2011, Mr. McKenzie met with Messrs. Brooks, Hearn and Kearby to discuss open merger agreement items and financing options.

On July 13, 2011, Mr. Vermeire, representatives of RBC and representatives of ZaZa held a telephonic due diligence meeting to discuss the financial results of Toreador and ZaZa.

On July 14, 2011, the Board held a meeting. At the meeting, the Board discussed the status of the proposed transaction with ZaZa, including the open merger agreement issues, the status of the ongoing due diligence review and a potential timeline to announcement. At the meeting, the Board authorized the retention of McKenna, Long & Aldridge LLP, which we refer to as McKenna Long, as counsel to the Board, in connection with the proposed transaction. Additionally, the board directed management to continue negotiations with ZaZa.

Also on July 14, 2011, Mr. McKenzie met with the members of the ZaZa finance team to discuss financing issues and cash flow projections and modeling. That same day, representatives of Toreador, ZaZa, Fried Frank and Andrews Kurth had a telephone call to discuss open issues on the merger agreement.

Later on July 14, 2011, Andrews Kurth sent to Fried Frank a markup of the draft merger agreement. The markup provided for the payment of a termination fee of 3.0% of Toreador’s enterprise value and reimbursement of ZaZa’s expenses in the event Toreador terminated the agreement to accept a superior proposal.

On July 18, 2011, Mr. McKenzie received a call from a representative of an international oil and gas company, which we refer to as Company N, asking whether Toreador might be interested in a transaction with Company N. The representative of Company N indicated that Company N would be in a position to make a proposal after conducting due diligence on Toreador, which Company N could not begin for at least two weeks. At this time, Company N did not express interest in a specific type of transaction and possible structures included, without limitation, a partial sale, an exploration carry and a business combination. Mr. McKenzie indicated that he would report Company N’s interest to the Board of Toreador.

On July 19 and 20, 2011, representatives of Toreador, ZaZa and RBC met in Paris, France for financial due diligence meetings.

On July 19 and 20, 2011, Mr. Kroloff met with representatives of ZaZa in Houston, Texas to discuss open issues in the merger agreement, including timing, process, governance, valuation, the termination fee, go-shop terms and related matters.

On July 20, 2011, the Board held a telephonic special meeting. Representatives of Fried Frank, McKenna Long and RBC were in attendance. At the meeting, members of Toreador management reported to the Board on the status of their due diligence review of ZaZa. Mr. McKenzie reported to the Board on the call he received from a representative of Company N, regarding a potential transaction with Toreador by Company N, including that Company N’s approach had not included an offer and that the representative of Company N had indicated that an offer, if any, would only be presented after due diligence, which Company N was not in a position to commence for weeks. Mr. McKenzie described various prior conversations between representatives of Toreador and Company N regarding a wide range of potential transactions over a period of approximately eighteen months and that none of the discussions resulted in any offer from Company N. In light of the foregoing, Mr. McKenzie indicated that, in his view, the approach was not likely to result in a definitive offer, if at all, for several weeks. Mr. McKenzie noted that the transaction with ZaZa would be ready for signing by the first week in August. At the meeting, Fried Frank and McKenna Long discussed with the Board its fiduciary duties in the context of the proposed transaction with ZaZa and the indication received from Company N. After discussion, the Board instructed Fried Frank and McKenna Long to contact Andrews Kurth and request that Toreador be given an opportunity after signing of the merger agreement to solicit alternative proposals. The Board also directed management to continue negotiations with ZaZa.

On July 22, 2011, representatives of Fried Frank and McKenna Long contacted representatives of Andrews Kurth to request that Toreador be given an opportunity for 45-days after signing of the merger agreement to solicit alternative proposals. Andrews Kurth responded on behalf of ZaZa by rejecting the proposed post-signing solicitation period and proposed a 30-day period prior to signing of the merger agreement during which both parties could solicit and consider alternative transactions.

On July 25, 2011, Mr. Kroloff, Mr. McKenzie and a representative of McKenna Long received an e-mail from representatives of ZaZa indicating that ZaZa had concluded that, it was withdrawing its prior thirty day solicitation proposal and would not proceed with a transaction with Toreador in the event that the Toreador Board engaged in discussions with third parties regarding potential alternative proposals.

On July 25, 2011, the Board held a telephonic meeting. Representatives of RBC, Fried Frank and McKenna Long were also in attendance. The Board discussed ZaZa’s position and possible alternatives, including continuing to move forward on the proposed transaction with ZaZa, and approaching Company N and other strategic third parties to solicit interest in a potential transaction. The Board discussed the advantages and disadvantages of each alternative, including the risk to the completion of a transaction with ZaZa and the lack of success in finding a suitable alternative transaction notwithstanding the numerous alternatives pursued in the previous year and a half. The Board determined to pursue the proposed transaction with ZaZa and not approach Company N or other third parties. The Board instructed representatives of Fried Frank and McKenna Long to negotiate a reduction in the proposed termination fee to $3.5 million, payable in the event that the Board changed its recommendation to vote for a ZaZa merger transaction.

On July 25 and July 26, 2011, Mr. Kearby conducted due diligence in connection with the potential ZaZa transaction in Toreador’s Paris, France office.

On July 26, 2011, Fried Frank sent to Andrews Kurth a markup of the draft merger agreement. The markup removed (i) the previously proposed termination fee amount of 3.0% of Toreador’s enterprise value (leaving the termination fee amount open for further negotiation by the parties) and (ii) the obligation to reimburse ZaZa’s expenses in connection with the termination of the merger agreement under certain circumstances.

Also on July 27, 2011, Mr. McKenzie received a letter from Company L informing him that Company L had discussed the potential opportunity with its advisors and would not pursue any form of business combination in the short term. Company L indicated that there were various reasons for this conclusion, but in particular it perceived the French political environment as too tenuous to obtain value from increased exposure to the Paris Basin.

On July 28, 2011, Messrs. Kroloff, McKenzie, Vermeire and Thornton, Messrs. Brooks, Hearn and Kearby, representatives of Andrews Kurth, Fried Frank, McKenna Long and Rodman & Renshaw met to discuss the remaining open issues. At the meeting, the parties resolved a number of open issues and agreed to a termination fee of $3.5 million.

On July 29, 2011, Andrews Kurth sent to Fried Frank a markup of the draft merger agreement. The markup provided that the holders of ZaZa’s net profit interests would receive cash consideration or secured promissory notes (rather than shares in the combined company), which would reduce the $50 million of cash or secured promissory notes that would be received in the transaction by the current ZaZa owners.

On July 31, 2011, Mr. McKenzie and Messrs. Brooks, Hearn and Kearby met to discuss open merger agreement terms and financing options.

On August 2, 2011, Fried Frank sent to Andrews Kurth a markup of the draft merger agreement. The markup included a limitation of $7.5 million on the amount of cash that could be distributed by ZaZa to the current ZaZa members as a return of a member’s capital between signing and closing.

On August 4 and 5, 2011, Toreador held a meeting of the Board. Representatives of Fried Frank, McKenna Long and RBC were in attendance. At the meeting, members of Toreador management reported to the Board on the results of their due diligence review of ZaZa. Representatives of RBC discussed with the board RBC’s preliminary financial analysis of the proposed transaction; representatives of McKenna Long discussed with the Board its fiduciary duties in connection with the proposed transaction; and representatives of Fried Frank discussed with the Board the proposed terms of the transaction agreements as well as the remaining open items. At that time, the Board also discussed the working capital that the combined company would need after closing, and directed management to finalize the remaining deal terms and include in the transaction agreements a condition precedent and other provisions necessary to ensure that the combined company would have a minimum level of working capital at closing.

On August 4, 2011, Andrews Kurth sent to Fried Frank a markup of the draft merger agreement. This markup provided that, in the event that Toreador terminated the transaction to accept a superior proposal, it would be required to reimburse ZaZa for expenses, in addition to paying the agreed $3.5 million termination fee. The draft also provided that the holders of ZaZa’s net profit interests would receive cash consideration for their interests (rather than secured promissory notes).

On August 7 and 8, 2011, ZaZa, Andrews Kurth, Toreador and Fried Frank continued to negotiate the terms of the merger agreement, including the terms of the minimum cash condition and the provisions of the ancillary documents.

On August 8, 2011, the Board held a telephonic meeting. Representatives of Fried Frank, McKenna Long and RBC were also in attendance. At the meeting, Fried Frank and McKenna Long reviewed for the Board the status of open issues. RBC presented its financial analysis of the proposed transaction and delivered its oral opinion (subsequently confirmed in a written opinion dated August 9, 2011) to the Board to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to holders of Toreador common stock, as discussed in the section entitled “The Transaction — Opinion of Toreador’s Financial Advisor” beginning on page 68 (such opinion is attached to this proxy statement/prospectus as Annex B). After discussion, the Board approved the execution of the merger agreement, subject to satisfactory resolution of the remaining issues.

On August 8 and 9, 2011, Messrs. Kroloff, McKenzie, Vermeire and Thornton, Messrs. Brooks, Hearn and Kearby, representatives of Andrews Kurth, Fried Frank, McKenna Long and Rodman & Renshaw met to discuss the remaining open deal points.

On August 9, 2011, the Board held a telephonic meeting to discuss the status of the negotiations, the remaining open issues in the transaction agreements. Toreador senior management and representatives of McKenna Long, Fried Frank and RBC also participated on the call. The Board determined that the proposed resolution of the remaining issues was acceptable and directed management to finalize the definitive documents in accordance with such resolution.

On the evening of August 9, 2011, representatives of Toreador (including Mr. Kroloff) and ZaZa and their legal advisors finalized the merger agreement, which was then approved by the Board and executed by the parties.

On August 10, 2011, Toreador and ZaZa issued a joint press release announcing their entry into a definitive agreement to combine the companies.

Toreador’s Reasons for the Transactions and Recommendation of Toreador’s Board of Directors

Following discussions with Toreador’s management, outside legal counsel and financial advisors, the members of Toreador’s board unanimously approved the merger agreement and all agreements and documents related thereto, and determined that the transactions contemplated by the merger agreement and all agreements and documents related thereto were in the best interests of Toreador and its stockholders and recommended that the merger agreement be approved by the stockholders of Toreador.

The board of directors considered various factors, discussed in more detail below, in making its determination and recommendation.

•	Diversified Oil and Gas Interests. The proposed transactions will result in a combined company with a portfolio of oil and gas interests that is diversified beyond the Paris Basin to include U.S. oil and gas interests in the shale plays of the Eagle Ford core and the Eagle Ford eastern extension (which we refer to as Eaglebine).

•	New ZaZa, through ZaZa, will hold interests in approximately 122,000 gross acres in the Eagle Ford core, with the near-term expectation of expanding to approximately 160,000 gross acres, and in approximately 82,000 gross acres in the Eaglebine, with leasing underway to expand to approximately 100,000 gross acres.

•	New ZaZa, through Toreador, will maintain its presence in the Paris Basin, where Toreador owns interests in approximately 780,000 gross acres, will be able to continue Toreador’s conventional production, and will be able to pursue attractive opportunities to develop convention reserves and shale production (other than by means of hydraulic fracturing) and explore and maintain long-term exposure to the potential of the Liassic shale play of the Paris Basin.

•	Carry of general and administrative expenses and drilling costs. As part of its joint venture in the Eagle Ford, ZaZa receives partial reimbursement of general and administrative expenses from its partner, which includes reimbursements for payroll and allocated overhead (e.g., rent) for employees assigned to the Hess joint venture, but does not include sales costs and other general costs not related to the joint venture. For the nine month period ended September 30, 2011, ZaZa received reimbursement from its partner of approximately $6.7 million of ZaZa’s $16.8 million of total general and administrative expenses resulting in ZaZa’s general and administrative expenses of $10.1 million. In addition, the joint venture partner is required to fund all of the costs associated with wells drilled in the Eagle Ford shale, subject to a cap of the number of “carried” wells determined by dividing the number of gross acres in each prospect area by 640 acres. If, as currently expected, the joint venture’s acreage is expanded to 160,000 gross acres pursuant to leases acceptable to our joint venture partner, this would equal 250 “carried” wells. Assuming an average cost of $8 million per well, the 250 wells would represent a total carry of $2 billion ($200 million carry to ZaZa).

•	Increased Near Term Production. The combination of Toreador and ZaZa is expected to provide New ZaZa with rapidly increasing production in the near term (as a result of ZaZa’s exploration and production activities in the Eagle Ford), with total estimated production by ZaZa in the Eagle Ford shale projected to reach approximately 1,600 barrels of oil equivalent per day (boe/d) in 2012, approximately 4,000 boe/d in 2013, and approximately 8,750 boe/d in 2016.

•	Rapid Growth in Operational Capacity. ZaZa has an aggressive drilling program in the Eagle Ford shale, with one rig currently in operation, four rigs projected to be in operation by the end of 2011 and eight rigs projected to be in operation by the end of 2012. ZaZa completed its first well in 2010 and has completed an additional 14 wells as of August 31, 2011.

•	Potential for Increased Operating Efficiencies as a Result of Common Joint Venture Partner. The combination has the potential to result in increased operational efficiencies as a result of ZaZa’s existing joint venture with Hess in the Eagle Ford shale, and Toreador’s existing joint venture with Hess Oil France, SAS in the Paris Basin.

•	Strengthened Operations Teams and Operational Capability. New ZaZa will benefit from the strength and experience of ZaZa’s team of professionals, who have an average of 25 years of experience and have completed over 6,000 horizontal wells. This experience can be employed to maximize the production from the Liassic section in the Paris Basin, to the extent permitted under French law.

Other Considerations

Toreador’s board of directors considered the following additional factors as generally supporting its determination and recommendation:

•	the recent French ban against fracking, which has implications for the near term exploration and production in the Liassic section of the Paris Basin, where geologic modeling indicates potential upside to be realized through unconventional methods such as fracking. A French law that went into effect on July 13, 2011 bans the use of hydraulic fracturing for oil and gas extraction. Toreador believes at the current level of technical know-how, there are significant uncertainties associated with extraction technologies that can be used for production in the Paris Basin Liassic and, as such, hydraulic fracturing is the most economically viable extraction method for production. Unless the French government repeals its ban on hydraulic fracturing or another economically viable extraction method is developed or improved, Toreador believes it will be difficult to commercially produce any oil it finds in the Paris Basin Liassic.

•	historical and current market prices of Toreador common stock and the downward trend since the French ban on hydraulic fracking;

•	Toreador’s need to diversify, in light of the French ban and the resulting uncertainty of future realization of value in the Liassic section of the Paris Basin and the low likelihood of Toreador diversifying through acquisitions of any scale in light of Toreador’s limited available cash and its low share price;

•	with Toreador’s low share price, a cash sale of Toreador to a third party would likely result in a correspondingly low sales price;

•	the activity undertaken by Toreador to explore transaction alternatives as described above under “Background of the Transactions” above;

•	the board’s view that soliciting or engaging in further discussion with potential third party acquirers would have run the risk of losing the transaction with ZaZa;

•	the recommendation of Toreador’s management in favor of the proposed transactions;

•	RBC’s opinion rendered to the Toreador board of directors orally on August 8, 2011 and subsequently confirmed in a written opinion, dated August 9, 2011, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC in connection with its opinion, the exchange ratio of one share of New ZaZa for each outstanding Toreador share in the merger was fair, from a financial point of view, to holders of Toreador common stock, as more fully described below in “The Transactions — Opinion of Toreador’s Financial Advisor” below;

•	the scope and results of Toreador’s due diligence investigation of ZaZa, which included the reviews of ZaZa’s title to its oil and gas interests, drilling program, internal reserve estimates, historical financial results and projections, existing agreements, legal and other matters;

•	the expectation that the merger will qualify as a nonrecognition transaction for U.S. federal income tax purposes and that the exchange by Toreador stockholders of Toreador common stock for New ZaZa common stock generally will be tax-free to the Toreador stockholders;

•	certain terms of the transaction agreements, including:

•	the right of Toreador to discuss and negotiate with a third party who submits an unsolicited alternative acquisition proposal that the board of directors determines could reasonably be expected to lead to a superior proposal;

•	the right of Toreador to terminate the merger agreement to enter into a transaction representing a superior proposal;

•	the fixed $3.5 million termination fee payable by Toreador to ZaZa if Toreador terminates the merger agreement for a transaction representing a superior proposal, which amount the board of directors believes will not be a significant barrier to entering into such a transaction;

•	ZaZa’s inability to discuss or negotiate an alternative acquisition proposal or to terminate the merger agreement to enter into a competing transaction;

•	the obligation of Toreador and ZaZa to use their reasonable best efforts to consummate the proposed transactions;

•	the current ZaZa owners have executed a stockholders’ agreement with New ZaZa under which they will be subject to standstill restrictions for three years after closing, which will preclude them from increasing their ownership interest in New ZaZa above 75% during that period; and

•	the stockholders’ agreement restricts the current ZaZa owners from selling shares in New ZaZa for six months after closing and from transferring New ZaZa shares to any person or group who would, to the transferor’s knowledge, beneficially own 10% or more of New ZaZa’s outstanding shares.

Toreador’s board of directors also considered the following potentially negative factors, including the following:

•	Toreador and ZaZa estimate that New ZaZa, Toreador and/or ZaZa may need to raise up to $66.5 million of financing, less cash on hand at the closing, for the minimum cash condition to be satisfied, and their ability to raise the necessary financing may be hindered by the uncertain nature of the credit and capital markets as well as by the fact that, upon consummation of the transaction, New ZaZa and ZaZa may issue secured subordinated promissory notes to the holders of the limited liability company interests of ZaZa and the managing partners of ZaZa and any financing that is obtained may not be on favorable terms;

•	New ZaZa is likely to initially have significant leverage as a result of the financing that will need to be obtained to satisfy the minimum cash condition, the up to $65.7 million of secured subordinated promissory notes that will be issued by New ZaZa and ZaZa to the holders of the limited liability company interests of ZaZa and the managing partners of ZaZa in connection with the transactions and any other indebtedness that New ZaZa, Toreador and/or ZaZa are able to secure;

•	the Toreador stockholders’ exposure to the Paris Basin, including to the potentially significant upside associated with the Liassic section of the Paris Basin, will be significantly diluted by the transaction;

•	the Toreador stockholders will own shares in New ZaZa, a company in which the current ZaZa owners will (i) own 75% of the outstanding shares, (ii) be able to elect a majority of the New ZaZa Board of Directors, and (iii) have the ability to veto major transactions;

•	the fact that RBC’s financial analysis described below under “The Transactions — Opinion of Toreador’s Financial Advisor” below, attributed no value to Toreador’s Paris Basin shale acreage in light of the recent French ban against fracking;

•	the risk that Toreador and ZaZa might not meet their respective production and financial projections;

•	the risk that the combination of Toreador and ZaZa might not result in the benefits mentioned above;

•	the risk that the Toreador stockholders may fail to approve the merger agreement;

•	the fact that the completion of the merger will result in the acceleration of vesting of restricted stock awards held by the executive officers of Toreador and that two executive officers of Toreador have employment agreements with change of control provisions that will entitle them to cash payments and other benefits if the transactions are completed and their employment is terminated or if the executive in question resigns or terminates his employment under certain specified circumstances, as described below under “Interests of Toreador Directors and Officers in the Transaction”;

•	the fact that no comprehensive independent reserve audit has been conducted of ZaZa’s internal engineers’ reserve estimates;

•	certain terms of the transaction agreements, including:

•	the restrictions on Toreador’s operations until the consummation of the transactions;

•	the requirement that Toreador obtain the clearance from the French Bureau of Exploration and Production of Hydrocarbons to consummate the merger;

•	New ZaZa will have no recourse for post-closing indemnification in the event of inaccuracies in the representations and warranties of ZaZa contained in the merger agreement;

•	that after six months from closing, there will be no restriction under the stockholders’ agreement on the ability of the current ZaZa owners to dispose of New ZaZa shares into the market and potentially adversely impact the New ZaZa share price;

•	that after the third anniversary of closing, the New ZaZa stockholders will not be subject to any standstill restrictions under the stockholders’ agreement on their ability to acquire additional New ZaZa shares or take New ZaZa private;

•	the risks described under “Risk Factors” beginning on page 19; and

•	the risks of not satisfying the closing conditions in the merger agreement.

Toreador’s board of directors believed that, overall, the potential benefits of the proposed transactions to Toreador and its stockholders outweighed the risks, many of which are mentioned above. Toreador’s board of directors realized, however, that there can be no assurance about future results, including results considered or expected as described in the factors listed above. This explanation of the reasoning of the Toreador board and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

In view of the variety of factors described above and the quality and amount of information considered, Toreador’s board of directors did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the specific factors considered in reaching its determination. Individual members of Toreador’s board of directors may have given different weights to different factors.

Opinion of Toreador’s Financial Advisor

On June 14, 2011, Toreador retained RBC to serve as financial advisor to the Toreador board of directors in connection with the transactions and, if requested by the Toreador board of directors, to evaluate the fairness, from a financial point of view, of the exchange ratio of one share of New ZaZa for each outstanding Toreador share in the merger. On August 8, 2011, RBC delivered its oral opinion, subsequently confirmed in a written opinion dated August 9, 2011, to the Toreador board of directors to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth in its written opinion, the exchange ratio of one share of New ZaZa for each outstanding Toreador share in the merger was fair, from a financial point of view, to the holders of Toreador common stock.

The full text of RBC’s written opinion, dated August 9, 2011, which, among other things, sets forth the factors and assumptions made, procedures followed, matters considered, and limits of the review undertaken by RBC in connection with the opinion, is attached to this proxy statement/prospectus as

Annex B. RBC provided its opinion for the information and assistance of the Toreador board of directors in connection with its consideration of the transactions. All advice and opinions (written and oral) rendered by RBC were intended for the use and benefit of the Toreador board of directors. The RBC opinion was not a recommendation to any stockholder as to how such stockholder should vote with respect to the transactions or any other proposal to be voted upon by the Toreador stockholders in connection with the transactions. Toreador encourages its stockholders to read the RBC opinion in its entirety.

For the purposes of rendering its opinion, RBC undertook such review and inquiries as it deemed necessary or appropriate under the circumstances, including the following:

•	reviewed the financial terms of a draft of the merger agreement dated August 9, 2011 and the draft contribution agreements each dated August 9, 2011;

•	reviewed and analyzed certain publicly available financial and other data with respect to ZaZa and Toreador and certain other relevant historical operating data relating to ZaZa and Toreador made available to RBC from published sources and from the internal records of ZaZa and Toreador;

•	reviewed financial projections and forecasts of ZaZa prepared by ZaZa’s management and confirmed for RBC’s use by Toreador’s management;

•	reviewed financial projections and forecasts of Toreador prepared by Toreador’s management;

•	conducted discussions with members of the senior managements of ZaZa and Toreador with respect to the business prospects and financial outlook of ZaZa and Toreador as standalone entities as well as the strategic rationale and potential benefits of the transactions;

•	reviewed the reported prices and trading activity for Toreador common stock; and

•	performed other studies and analyses as it deemed appropriate.

In arriving at its opinion, RBC performed the following analyses in addition to the review, inquiries and analyses referred to in the preceding paragraph:

•	performed a discounted cash flow analysis with respect to Toreador; and

•	performed a discounted cash flow analysis with respect to ZaZa.

Every analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. RBC’s overall conclusions were based on all the analyses and factors presented, taken as a whole, and also on application of RBC’s own experience and judgment. Such conclusions may have involved significant elements of subjective judgment and qualitative analysis. RBC therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of all the information that was publicly available to it and all of the financial, legal, tax, operating and other information provided to or discussed with it by Toreador and ZaZa (including, without limitation, the financial statements and related notes thereto of Toreador and ZaZa, respectively), and did not assume responsibility for independently verifying and did not independently verify such information. RBC assumed that all projections and forecasts provided to it by Toreador were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Toreador or ZaZa, as the case may be, as standalone entities. RBC did not receive a reserve engineering report relating to ZaZa or its assets, and at the direction of Toreador’s board of directors relied solely upon the projections and forecasts provided to RBC by ZaZa and confirmed for RBC’s use by Toreador’s management in RBC’s evaluation of ZaZa. RBC expressed no opinion as to such projections and forecasts or the assumptions upon which they were based. RBC also assumed that (i) the merger would qualify as either a tax-free reorganization under the provisions of Section 368(a) of the Code or a non-recognition transaction under the provisions of Section 351 of the Code and (ii) the membership interest contribution would qualify as a non-recognition transaction under the provisions of Section 351 of the Code.

In rendering its opinion, RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of Toreador or ZaZa, and RBC was not furnished with any such valuations or appraisals. RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Toreador or ZaZa. RBC did not investigate, and made no assumption regarding, any litigation or other claims affecting Toreador or ZaZa.

RBC assumed, in all respects material to its analysis, that all conditions to the consummation of the transactions would be satisfied without waiver thereof. RBC further assumed that the executed versions of the merger agreement and contribution agreements would not differ, in any respect material to RBC’s opinion, from the latest drafts reviewed by RBC.

RBC’s opinion speaks only as of the date thereof, is based on the conditions as they existed and information which RBC was supplied as of the date thereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. RBC did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date thereof and does not have an obligation to update, revise or reaffirm its opinion. RBC did not express any opinion as to the prices at which Toreador common stock has traded or would trade following announcement of the transactions or the prices at which New ZaZa common stock would trade following consummation of the transactions.

RBC’s opinion was provided for the information and assistance of the Toreador board of directors in connection with the transactions. RBC expressed no opinion and made no recommendation to any Toreador stockholder as to how such stockholder should vote with respect to the transactions or any other proposal to be voted upon by stockholders in connection with the transactions. All advice and opinions (written and oral) rendered by RBC were intended for the use and benefit of the Toreador board of directors.

RBC’s opinion did not address the merits of the underlying decision by Toreador to engage in the transactions or the relative merits of the transactions compared to any alternative business strategy or transaction in which Toreador might engage.

RBC’s opinion addressed solely the fairness of the exchange ratio, from a financial point of view, to the holders of Toreador common stock. RBC’s opinion did not in any way address other terms or arrangements of the transactions, the merger agreement or the contribution agreements, including, without limitation, the financial or other terms of any other agreement contemplated by, or entered into in connection with, the merger agreement or the contribution agreements. Further, in rendering its opinion, RBC expressed no opinion about the fairness of the amount or nature of the compensation to any of Toreador’s officers, directors or employees, or any class of such persons, relative to the compensation to be paid to any other person.

Set forth below is a summary of the material financial analyses performed by RBC in connection with its opinion and reviewed with the Toreador board of directors at its meeting on August 8, 2011. The following summary, however, does not purport to be a complete description of the financial analyses performed by RBC. The order of analyses described does not represent relative importance or weight given to those analyses by RBC. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of RBC’s financial analyses.

Transaction Overview

In the merger, holders of Toreador common stock will receive one share of New ZaZa common stock for each share of Toreador common stock held. Based on this exchange ratio, immediately following the closing, former holders of Toreador common stock will own, on an aggregate basis, 25% of the common stock of New ZaZa on a pro forma basis (such ownership percentage being referred to in this proxy statement/prospectus as the “Implied Ownership Percentage”).

RBC did not perform public company or precedent transaction analyses with respect to Toreador or ZaZa because it did not believe there were any publicly traded companies, or publicly announced transactions involving any publicly traded companies, that for purposes of such analyses were considered to possess sufficiently similar financial or operating characteristics to that of Toreador or ZaZa.

Discounted Cash Flow Analysis

RBC performed a discounted cash flow, or DCF, analysis of each of Toreador and ZaZa to determine the relative implied contributions of each to their combined free cash flows. RBC then compared Toreador’s relative implied contribution to the combined free cash flows to the Implied Ownership Percentage.

Toreador Discounted Cash Flow Analysis

RBC performed a DCF analysis of Toreador using financial forecasts through the year 2050 provided by Toreador’s management and two commodity pricing scenarios, the Brent forward pricing curve for oil, referred to as the Toreador Strip Price Case, and research analyst consensus Brent forward pricing estimates for oil, referred to as the Toreador Consensus Case.

Conventional Production.  RBC calculated the estimated present value of the total stand-alone revenues that Toreador was projected to generate from existing production in the Neocomian Complex and Charmottes fields during the forecast period. RBC then calculated the estimated present value of Toreador’s associated operating costs, including corporate general and administrative expenses, or G&A, and taxes and royalties payable, during the forecast period and subtracted such figures from Toreador’s estimated revenue calculation described above to derive an implied value for Toreador based on its current production. This implied value was then adjusted by adding Toreador’s cash and subtracting Toreador’s indebtedness to derive an implied equity value for Toreador based on its production activities, referred to as the Toreador Implied Core Value. Using discount rates ranging from 13.7% to 17.7% based on an estimate of Toreador’s weighted-average cost of capital, or WACC, this DCF analysis indicated the following ranges of Toreador Implied Core Value:

Toreador Implied Core Value — Conventional Production

Case	Toreador Implied Core Value

Toreador Strip Price Case	$16 million - $20 million
Toreador Consensus Case	$30 million - $40 million

Conventional Exploration.  RBC also calculated the estimated present value of the total standalone revenues that Toreador was forecasted to generate during the forecast period from its exploration activities risked at 20% (with the exception of one well which Toreador’s management informed RBC it had a significantly lower risk profile, and therefore was risked at 70%). RBC then calculated the estimated present value of Toreador’s associated operating costs, including taxes and royalties payable, and subtracted such figure from Toreador’s estimated revenue resulting from Toreador’s exploration activities. The resulting figure was added to the Toreador Implied Core Value to derive an aggregate implied equity value for Toreador based on both its production and exploration activities, referred to as the Toreador Implied Aggregate Value. Using discount rates ranging from 13.7% to 17.7% based on an estimate of Toreador’s WACC, this DCF analysis indicated the following ranges of Toreador Implied Aggregate Value:

Toreador Implied Aggregate Value — Conventional Production and Exploration

Toreador Implied
Case	Aggregate Value

Toreador Strip Price Case	$13 million - $28 million
Toreador Consensus Case	$41 million - $67 million

For purposes of this analysis, RBC did not attribute a value to Toreador’s unconventional exploration activities in the Paris Basin due to the ban on hydraulic fracturing imposed by France’s government.

ZaZa Discounted Cash Flow Analysis

RBC performed a DCF analysis of ZaZa using financial forecasts through the year 2050 provided by ZaZa’s management and confirmed for RBC’s use by Toreador’s management and two commodity pricing scenarios, the WTI forward pricing curve for oil and the Henry Hub forward pricing curve for natural gas, collectively referred to as the ZaZa Strip Price Case, and research analyst consensus WTI and Henry Hub forward pricing estimates for oil and natural gas, respectively, collectively referred to as the ZaZa Consensus Case.

Eagle Ford.  RBC calculated the estimated present value of the total standalone revenues that ZaZa was projected to generate during the forecast period from its Eagle Ford acreage. RBC then calculated the estimated present value of ZaZa’s associated operating costs, including corporate G&A and taxes and royalties payable, during the forecast period. Such figures were then subtracted from ZaZa’s estimated revenues to derive an implied value for ZaZa’s Eagle Ford position. This implied value was adjusted by adding ZaZa’s cash and subtracting ZaZa’s total indebtedness (including the subordinated secured promissory notes of New ZaZa issued at closing) to derive an implied equity value for ZaZa, referred to as the ZaZa Implied Core Value. Using discount rates ranging from 12.7% to 16.7% based on an estimate of ZaZa’s WACC, this DCF analysis indicated the following ranges of ZaZa Implied Core Value:

ZaZa Implied Core Value — Eagle Ford

Case	ZaZa Implied Core Value

ZaZa Strip Price Case	$130 million - $176 million
ZaZa Consensus Case	$203 million - $267 million

Eaglebine.  To take into account ZaZa’s exploration activities, RBC then added the value of ZaZa’s Eaglebine acreage, determined as ZaZa’s total cost to acquire such acreage, to derive an aggregate implied equity value for ZaZa, referred to as the ZaZa Implied Aggregate Value. This DCF analysis indicated the following ranges of ZaZa Implied Aggregate Value:

ZaZa Implied Aggregate Value — Eagle Ford and Eaglebine

Case	ZaZa Implied Aggregate Value

ZaZa Strip Price Case	$137 million - $183 million
ZaZa Consensus Case	$210 million - $274 million

Relative Contribution Analysis

Using the DCF valuations for Toreador and ZaZa described above and taking into account the present value of Toreador’s United States net operating losses expected to be utilized by New ZaZa on a pro forma basis and each party’s post-transaction compensation payments, RBC then performed a relative contribution analysis by adding the Toreador DCF valuations calculated as described above to the corresponding ZaZa DCF valuations and dividing the applicable Toreador DCF valuation by the resulting sum to determine the percentage such applicable Toreador DCF valuation constituted of the sum of the two DCF valuations, with the resulting percentage being referred to as the Toreador Implied DCF Percentage. RBC calculated the Toreador Implied DCF Percentages as follows:

•	adding the Toreador Implied Core Value using the Toreador Strip Price Case to the ZaZa Implied Core Value using the ZaZa Strip Price Case and dividing the Toreador Implied Core Value using the Toreador Strip Price Case by the resulting sum;

•	adding the Toreador Implied Core Value using the Toreador Consensus Case to the ZaZa Implied Core Value using the ZaZa Consensus Case and dividing the Toreador Implied Core Value using the Toreador Consensus Case by the resulting sum;

•	adding the Toreador Implied Aggregate Value using the Toreador Strip Price Case to the ZaZa Implied Aggregate Value using the ZaZa Strip Price Case and dividing the Toreador Implied Aggregate Value using the Toreador Strip Price Case by the resulting sum; and

•	adding the Toreador Implied Aggregate Value using the Toreador Consensus Case to the ZaZa Implied Aggregate Value using the ZaZa Consensus Case and dividing the Toreador Implied Aggregate Value using the Toreador Consensus Case by the resulting sum.

After performing the calculations described above, RBC compared both (i) the midpoints of the applicable DCF valuations for Toreador and ZaZa and (ii) the lowest DCF valuation for Toreador to the highest DCF valuation for ZaZa to arrive at the low end of the Toreador Implied DCF Percentage and compared the highest DCF valuation for Toreador to the lowest DCF valuation for ZaZa to arrive at the high end of the Toreador Implied DCF Percentage. This relative contribution analysis indicated the Toreador Implied DCF Percentages set forth below:

Toreador Implied DCF Percentages

	Toreador Low/	Toreador Midpoint/	Toreador High/
	ZaZa High	ZaZa Midpoint	ZaZa Low

Toreador Implied Core Value
Toreador Strip Price Case	12.8%	15.9%	19.5%
Toreador Consensus Case	13.3%	16.7%	20.6%
Toreador Implied Aggregate Value
Toreador Strip Price Case	10.9%	16.1%	22.9%
Toreador Consensus Case	16.1%	21.6%	28.2%

Using the high and low Toreador Implied DCF Percentages set forth above, this analysis indicated a range of Toreador Implied DCF Percentages of 10.9% to 28.2%, compared to the Implied Ownership Percentage of 25.0%. Stated differently, this analysis indicated that although Toreador could be expected to contribute between 10.9% and 28.2% of the total DCF of the two entities on a combined basis, holders of Toreador common stock would receive 25.0% of the outstanding capital stock of New ZaZa.

General

The foregoing summary describes all the analyses and factors that RBC deemed material in its presentation to the Toreador board of directors, but is not a comprehensive description of all analyses performed or factors considered by RBC in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. RBC believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all of such analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, RBC did not assign specific weights to any particular analyses.

RBC’s analyses were prepared for the purpose of enabling RBC to provide its opinion to the Toreador board of directors as to the fairness, from a financial point of view, of the exchange ratio to the holders of Toreador common stock in the merger, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, RBC made, and was provided by Toreador management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or Toreador. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Toreador or its advisors, neither Toreador nor RBC nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger agreement were determined through arm’s length negotiations between ZaZa and Toreador and were approved by the Toreador board of directors. The decision to enter into the merger agreement was solely that of the Toreador board of directors. As described above, the opinion and presentation of RBC to the Toreador board of directors were among a number of factors taken into consideration by the Toreador board of directors in making its determination to approve the merger agreement.

Toreador selected RBC to provide the opinion based on RBC’s qualifications, expertise, reputation and experience in mergers and acquisitions. Toreador retained RBC pursuant to a letter agreement, dated June 14, 2011, which is referred to below as the “engagement letter.” RBC has received fees in the amount of $50,000 per month for services relating to the transactions and earned an additional fee in the amount of $600,000 payable upon delivery of its opinion, which fees are not contingent upon the successful completion of the transactions. In addition, for RBC’s services as financial advisor to Toreador in connection with the transactions if the transactions are successfully completed, RBC will receive a fee in the amount of approximately $2.1 million. If, in connection with the transactions not being completed, Toreador receives a termination or other similar fee, RBC will be entitled to a specified percentage of that fee in cash, when it is received by Toreador. In addition, Toreador has agreed to indemnify RBC for certain liabilities that may arise out of RBC’s engagement and to reimburse RBC for reasonable out-of pocket expenses incurred in connection with RBC’s services.

In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of Toreador and receive customary compensation, and may also actively trade securities of Toreador for its own account and the accounts of its customers. Accordingly, RBC and its affiliates may hold a long or short position in such securities.

RBC and the RBC affiliates have provided investment banking and financial advisory services to Toreador in the past, for which they received fees, including, in the past two years, fees in the amount of approximately Canadian $1.6 million for services as a joint book-runner in connection with Toreador’s public offering of Toreador common stock and certain other securities and as financial advisor to Toreador in connection with its joint venture arrangements with an affiliate of Hess.

Financial Projections

ZaZa does not release information regarding its future performance. Toreador only publicly releases limited information regarding its future performance. Neither Toreador nor ZaZa has historically published projections as to long-term future financial performance. However, for internal purposes and in connection with the process leading up to the merger agreement, certain financial projections were prepared by the management of each of Toreador and ZaZa. The projections were prepared by Toreador and ZaZa on a stand-alone basis and are not anticipated to be representative of the financial and operating performance of New ZaZa going forward, which may differ materially from the assumptions underlying the projections for the individual companies on a stand-alone basis. Toreador provided its non-public projections to its board of directors in the context of its evaluation of the potential transactions, and to RBC, Toreador’s financial advisor, in connection with the preparation of its opinion. A summary of these projections is included below in this proxy statement/prospectus in order to give Toreador stockholders access to certain non-public unaudited projections that were made available to RBC, for purposes of evaluating the merger and preparing its financial analysis and opinion to Toreador’s board of directors. Similarly, in connection with Toreador’s evaluation of the proposed merger, ZaZa provided Toreador and RBC its non-public unaudited projections with respect to ZaZa. Toreador and ZaZa caution that these projections are subjective in many respects and that uncertainties are inherent in prospective financial information of any kind. Neither Toreador nor ZaZa nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation or can give any assurance to any Toreador stockholder or any other person regarding the ultimate performance of Toreador, ZaZa or New ZaZa in relation to the summarized information set forth below.

The summary projections set forth below summarize the most recent projections provided prior to the execution of the merger agreement to RBC and the Toreador board of directors. The inclusion of the following summary projected financial information in this proxy statement/prospectus should not be regarded as an indication that Toreador, ZaZa or their respective representatives considered or consider the projections to be an accurate prediction of future performance or events, and the summary projected financial information set forth below should not be relied upon as such, nor regarded as a representation that such performance will be achieved. The projections summarized below were prepared by the management of Toreador and ZaZa in connection with the evaluation of the proposed merger or for internal planning purposes only and not with a view toward public disclosure or compliance with GAAP, the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants.

Neither Ernst & Young Audit (France) nor Ernst & Young LLP (USA) nor any other registered accounting firm has compiled, examined or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any other form of assurance on such projections or their achievability, and assume no responsibility for, and disclaim any association with, these projections. The respective board of directors of New ZaZa and Toreador did not prepare, and do not give any assurance regarding, the projections.

The internal financial forecasts of ZaZa and Toreador (upon which the projected information is based) are, in general, prepared solely for internal use to assist in various management decisions, including with respect to capital budgeting. Such internal financial forecasts are inherently subjective in nature and susceptible to interpretation and the effects of intervening events and accordingly, such forecasts may not be achieved. The projections reflect numerous and varying assumptions made by management, including various estimates and assumptions that may not be realized, and are subject to significant variables, uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of the preparing party. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time in the future over which these assumptions apply. The assumptions in early periods have a compounding effect on the projections shown for the later periods. Thus, any failure of an assumption to be reflective of actual results in an early period would have a greater effect on the projected results failing to be reflective of actual events in later periods. Important factors that may affect or cause the information below to materially vary from actual results include, but are not limited to, industry performance, general business, economic, political, market and financial conditions, and other matters such as those referenced in the “Cautionary Statement Regarding Forward-Looking Statements” of this proxy statement/prospectus beginning on page 45 and the “Risk Factors” in this proxy statement/prospectus beginning on page 19. These financial projections are forward-looking statements, and in light of the uncertainties inherent in forward-looking information of any kind, Toreador and ZaZa caution you against relying on this information. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the foregoing projected financial information was based will prove accurate.

The following chart depicts Toreador’s projections with respect to production and summary income statement and free cash flow for the years 2011 through 2025. Net Revenue projections are based on the Brent forward pricing curve for oil with a $3/bbl discount applied to account for transportation costs (the Toreador Strip Price case). Production, operating expenses and capital expenditures assumptions for the Neocomian and Charmottes fields are based on Toreador’s reserves attributed to such fields in the reserve report for Toreador issued by Gaffney Cline as at December 31, 2010. Toreador projections reflect increases in its projected costs at a rate 2% per annum. Further, the drilling schedule, Production, operating expenses and capital expenditures assumptions relating to future exploration drilling were risked at a 20% chance of success (with the exception of one appraisal well, which was risked at a 70% chance of success). In arriving at Net Revenue, oil revenue is subject to a royalty payment and French local mining, or RCDM (redevance communale et départementale des mines), taxation. In addition to operating expenses and Exploration capital expenditures, G&A of $7.9 million per annum (projected to increase at rate of 2% per annum) has also been deducted from Net Revenue to calculate Toreador’s EBITDA. The projections assume that Toreador pays a corporate tax rate of 34.33%.

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E

Production (bbl/d)
Neocomian	759	717	743	707	702	697	666	638
Charmottes	107	113	108	101	95	90	87	83
Exploration (20% CoS)	—	98	311	431	590	800	964	987
Total Production	866	928	1,162	1,239	1,387	1,588	1,717	1,708
Financial Summary ($ millions)
Net Revenue(1)	29	34	42	44	48	54	57	56
Opex	(6)	(6)	(7)	(8)	(9)	(14)	(15)	(15)
Exploration Capex	(5)	(12)	(13)	(12)	(11)	—	—	—
G&A	(8)	(8)	(8)	(8)	(9)	(9)	(9)	(9)
EBITDA	11	9	14	16	20	31	33	32
Depreciation	(5)	(5)	(6)	(7)	(8)	(9)	(10)	(11)

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E

Operating Profit	6	4	9	9	12	22	23	21
Tax Payable	(2)	(1)	(3)	(3)	(4)	(8)	(8)	(7)
Net Income	4	2	6	6	8	15	15	14
Development Capex	(2)	(6)	(13)	(9)	(18)	(22)	(18)	(8)
Free Cash Flow	7	1	(2)	4	(2)	1	7	17

	2019E	2020E	2021E	2022E	2023E	2024E	2025E

Production (bbl/d)
Neocomian	612	588	565	544	524	506	488
Charmottes	80	78	75	72	71	69	67
Exploration (20% CoS)	993	982	884	795	718	648	587
Total Production	1,685	1,648	1,524	1,411	1,313	1,222	1,142
Financial Summary ($ millions)
Net Revenue(1)	55	55	52	50	47	45	43
Opex	(16)	(15)	(15)	(14)	(14)	(13)	(13)
Exploration Capex	—	—	—	—	—	—	—
G&A	(9)	(9)	(10)	(10)	(10)	(10)	(10)
EBITDA	31	30	28	26	23	21	20
Depreciation	(12)	(12)	(10)	(10)	(9)	(9)	(8)
Operating Profit	19	18	18	16	14	13	12
Tax Payable	(6)	(6)	(6)	(6)	(5)	(4)	(4)
Net Income	12	12	12	11	9	8	8
Development Capex	(5)	(10)	(2)	(4)	(6)	—	—
Free Cash Flow	19	14	19	16	13	17	15

(1)	Net revenue shown after deduction of Royalty and RCDM taxation.

The following chart depicts ZaZa’s management’s projections of its production and financial results for the years 2011 through 2025. Net Revenue projections are based on the WTI forward pricing curve for oil and the Henry Hub forward pricing curve for gas. With respect to the WTI forward pricing curve, ZaZa’s management applied a $5/bbl discount to account for transportation costs and a $2/bbl premium to account for superior API of produced oil. With respect to the Henry Hub forward pricing curve, a $1.3/mcf premium was applied to account for commingling natural gas liquids (collectively, the ZaZa Strip Price case). The drilling schedule, production, operating expenses and capital expenditures assumptions were provided by ZaZa management based on data relating to analogous wells drilled in the Eagle Ford shale formation. In arriving at Net Revenue, ZaZa’s oil and gas revenue is subject to Ad Valorem, Oil Severance Tax and Gas Severance Tax. In addition to operating expenses, G&A has also been deducted from Net Revenue to calculate ZaZa’s EBITDA. ZaZa’s annual G&A has been assumed to be $14.4 million per annum (projected to increase at a rate of 2% per annum) with 85% recharged to Hess during the period in which ZaZa acts as operator of the joint venture and 50% recharged to Hess when Hess assumes operatorship of the joint venture. Operatorship is assumed to be fully transferred to Hess by December 2013. The projections reflect a tax rate of 35%.

		2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E

Eagleford Production
Average Contracted Rigs	#	3	8	13	14	14	14	4	0	0
Wells Drilled	#	30	100	150	168	168	168	50	0	0
Oil Window	(boe/d)	127	646	1,620	2,424	2,946	3,302	3,206	1,974	1,456
Gas/Condensate Window	(boe/d)	181	957	2,486	3,829	4,772	5,447	5,466	3,670	2,806

Total Production(1)	(boe/d)	308	1,603	4,105	6,252	7,719	8,750	8,672	5,644	4,261

Financial Summary ($ millions)
Net Revenue(2)	6	33	88	137	172	196	195	127	97
Opex	(0)	(0)	(2)	(3)	(5)	(7)	(8)	(9)	(9)
G&A	(2)	(3)	(6)	(8)	(8)	(8)	(8)	(8)	(8)
EBITDA	4	30	81	127	159	181	179	111	80
Depreciation	—	—	(12)	(121)	(124)	(126)	(51)	—	—
Operating Profit	4	30	68	5	35	55	127	111	80
Tax Payable	(1)	(10)	(24)	(2)	(12)	(19)	(44)	(39)	(28)

Net Income	3	19	44	3	23	36	83	72	52

Capex	—	—	(15)	(143)	(146)	(149)	(61)	—	—

Free Cash Flow	3	19	42	(18)	1	13	74	72	52

		2020E	2021E	2022E	2023E	2024E	2025E

Eagleford Production
Average Contracted Rigs	#	0	0	0	0	0	0
Wells Drilled	#	0	0	0	0	0	0
Oil Window	(boe/d)	1,177	996	868	770	694	632
Gas/Condensate Window	(boe/d)	2,320	1,996	1,761	1,581	1,438	1,321

Total Production(1)	(boe/d)	3,497	2,992	2,629	2,351	2,132	1,954

Financial Summary ($ millions)
Net Revenue(2)	82	72	64	59	55	52
Opex	(9)	(9)	(9)	(10)	(10)	(10)
G&A	(9)	(9)	(9)	(9)	(9)	(10)
EBITDA	64	54	46	40	36	32
Depreciation	—	—	—	—	—	—
Operating Profit	64	54	46	40	36	32
Tax Payable	(22)	(19)	(16)	(14)	(13)	(11)

Net Income	42	35	30	26	24	21

Capex	—	—	—	—	—	—

Free Cash Flow	42	35	30	26	24	21

(1)	Represents production in Eagleford only.

(2)	Net revenue shown after deduction of ad valorem and severance tax.

Furthermore, the summary projections do not necessarily reflect revised prospects for Toreador’s or ZaZa’s business, changes in general business or economic conditions, or any other transactions or events that have occurred since the date the information was prepared or that may occur and that were not anticipated at the time the information was prepared. The summary projections herein do not reflect the effects of the merger or any related financing, which is likely to cause actual results to differ materially.

NEITHER TOREADOR NOR ZAZA HAS UPDATED OR REVISED NOR INTENDS TO UPDATE OR REVISE THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR, EXCEPT TO THE EXTENT REQUIRED BY LAW.

Interests of Toreador Directors and Officers in the Transactions

The consummation of the transactions will constitute a change in control of Toreador for the purposes of determining the entitlements due to certain executive officers and directors of Toreador with respect to severance and certain other benefits, as more fully described below.

As described in more detail below, Toreador’s executive officers, Craig McKenzie and Marc Sengès, are eligible under Toreador’s equity incentive plans and individual agreements to receive severance and other benefits in connection with the completion of the transactions or upon a qualifying termination following completion of the transactions.

Effect of Merger and Contribution Agreements and Transactions on Outstanding Shares.  The merger agreement provides that, upon consummation of the transactions, each share of Toreador common stock will be converted into the right to receive one share of New ZaZa common stock. As of January 9, 2012, the executive officers of Toreador beneficially owned, in the aggregate, 576,842 shares of Toreador common stock.

Effect of Transactions on Restricted Stock.  Under the merger agreement, all outstanding restricted shares of Toreador will vest upon completion of the merger and each such share will be converted, like all other outstanding shares of common stock of Toreador, into the right to receive one share of New ZaZa common stock. As of January 11, 2012, the directors and executive officers of Toreador beneficially owned, in the aggregate, 141,536 Toreador restricted shares, which will vest upon completion of the merger.

Individual Agreements with Named Executive Officers.  Under Mr. McKenzie’s existing employment agreement with Toreador, if Mr. McKenzie is terminated without “Cause” or he terminates his employment with or without “Good Reason” within one year following the consummation of the proposed transactions, he will be entitled to receive the following payments and/or benefits:

•	accrued obligations;

•	any earned but unpaid short-term incentive award;

•	a pro rata portion of his short-term incentive award for the year in which the termination occurs;

•	immediate vesting of any unvested shares of common stock;

•	lump sum payment for two times base salary and two times his target short-term incentive award payment; and

•	continuation of health benefits for two years following termination.

Mr. McKenzie’s employment agreement contains a tax equalization provision which provides that in the event that the compensation received by McKenzie pursuant to such agreement becomes subject to taxation in France, Mr. McKenzie will be paid an additional amount so that he will be left in the same after-tax position as if his compensation had only been subject to any applicable U.S. federal, state and local taxes.

Under Mr. Sengès’ employment agreement with Toreador, if Mr. Sengès is terminated without “Cause” or he terminates his employment with “Good Reason” within one year following the consummation of the transactions, he will be entitled to receive the following payments and/or benefit:

•	accrued obligations;

•	any earned but unpaid short-term incentive award;

•	a pro rata portion of his short-term incentive award for the year in which termination occurs;

•	pro rata vesting of any unvested shares of common stock held by Mr. Sengès; and

•	a lump sum payment in an amount equal to his base salary for twenty-four months following termination.

Under the employment agreements, “Good Reason” is defined as, without the executive’s consent:

•	a diminution in the executive’s title, duties, or responsibilities;

•	a reduction in base salary or bonus;

•	the failure of Toreador to pay any compensation when due or to perform any other obligation of Toreador under the employment agreement;

•	the relocation of the executive’s principal place of employment to a country other than France; or

•	the failure of Toreador to obtain a written agreement from any successor or assign of Toreador to assume the obligations of Toreador under the employment agreement upon a “Change in Control.”

Under the employment agreements, “Change in Control” is defined as a “change of control event” within the meaning of Treas. Reg. 1.409A-3(i)(5). The proposed transactions will constitute a Change of Control for purposes of the employment agreements.

The foregoing summary is qualified in its entirety by reference to the employment agreements filed as exhibits to the registration statement of which this proxy statement/prospectus is a part and incorporated herein by reference.

Effect of the Merger Agreement on Employee Benefits.  The merger agreement provides that, from and after the effective time of the merger, New ZaZa will honor all employment and severance agreements and all benefits and obligations under other Toreador employee benefit plans and all benefits and obligations under the plans and arrangements in which current and former directors participate. The foregoing summary is qualified in its entirety by reference to the merger agreement, as amended, which is attached as Annex A hereto, the terms of which are incorporated herein by reference.

Golden Parachute Compensation.

The following table sets forth an estimate of the benefits that our named executive officers would be entitled to receive in the event that the transactions are consummated, in each case assuming the applicable triggering event occurred on February 15, 2012. Accordingly, all payments set forth below, other than those resulting from the effect of the transactions on restricted stock, are considered double trigger benefits meaning that in order for any of our named executive officers to receive such payment, such named executive officer would have to be terminated (the conditions upon which such a termination would result in a double trigger are described above under the heading “Individual Agreements with Named Executive Officers”). The equity awards are single-trigger, meaning the unvested restricted stock awards will immediately vest upon the consummation of the transactions (the treatment of restricted stock upon the consummation of the transactions is described above under the heading “Effect of Transactions on Restricted Stock”).

			Pension/	Perquisites/	Tax
	Cash	Equity	NDQC	Benefits	Reimbursement	Total
Name	($)(1)	($)(3)	($)	($)(4)	($)	($)

Craig McKenzie	$1,732,920	$361,798	—	$35,736	—	$2,130,454
Marc Sengès	$592,303 (2)	$126,501	—	0	—	$718,804

(1)	For Mr. McKenzie, this amount represents $840,000, an amount equal to two times base salary, $840,000, an amount equal to two times his target short-term incentive award payment, and $52,920, an amount equal to his target short-term incentive award for the year in which termination occurs, pro-rated for the period he worked prior to the termination. For Mr. Sengès, this amount represents $565,580, an amount equal to twenty-four (24) months of his base salary and $26,724, an amount equal to his target short-term incentive award for the year in which termination occurs, pro-rated for the period he worked prior to termination.

(2)	This amount was converted from Euros to United States dollars using the exchange rate as of January 5, 2012.

(3)	Represents the value of restricted stock awards which are to be accelerated upon the consummation of the transactions. As described in the narrative preceding the table, such accelerated vesting is a “single trigger” benefit and will occur solely as a result of the completion of the transactions, without regard to whether there is a corresponding termination of employment. Consistent with the requirements of Instruction 1 to Item 402(t)(2) of Regulation S-K, the aggregate values of the accelerated restricted stock are based on a price of $3.45 per share of Toreador common stock, which was the average closing market price of Toreador’s common stock on the Nasdaq Global Market over the first five business days following the first public announcement of the merger on August 10, 2011.

(4)	Represents the estimated value of the continuation of Mr. McKenzie’s health benefits for two years.

Effect of the Merger Agreement on Employee Benefits.  The merger agreement provides that, from and after the effective time of the merger, New ZaZa will honor all employment and severance agreements and all benefits and obligations under other Toreador employee benefit plans and all benefits and obligations under the plans and arrangements in which current and former directors participate. The foregoing summary is qualified in its entirety by reference to the merger agreement, as amended, which is attached as Annex A hereto, the terms of which are incorporated herein by reference.

Interests of the Current ZaZa Owners and the ZaZa Managing Partners in the Transactions

Each of the entities that comprise the three current ZaZa owners is controlled by one of the three current managing partners of ZaZa, each of whom will serve as a director and executive officer of New ZaZa.

Pursuant to a contribution agreement entered into in connection with the merger agreement, each of the current ZaZa owners will contribute, directly or indirectly, to New ZaZa one-third of the outstanding limited liability company interests of ZaZa in exchange for approximately 25,325,617 shares of New ZaZa common stock representing 25% of the outstanding shares of New ZaZa immediately after the transactions and $15.067 million (or $45.2 million in the aggregate) in cash and/or newly issued subordinated secured promissory notes of New ZaZa.

In addition, under the terms of the merger agreement, prior to the consummation of the proposed transactions, ZaZa is permitted to:

•	make distributions of up to $13.9 million, in the aggregate, as a return of capital, to the holders of ZaZa’s limited liability company interests, which we refer to as “return of capital distributions,” unless making such distributions would reasonably be expected to cause the minimum cash condition to fail to be satisfied, and, provided that any return of capital distributions will result in a corresponding decrease in the ZaZa non-equity consideration;

•	make tax distributions to the holders of ZaZa’s limited liability company interests with respect to the net income of ZaZa for the period from March 2009 through December 31, 2010 even if such distributions would result in a failure to satisfy the minimum cash condition; such unpaid tax distributions are estimated by ZaZa to be approximately $1.1 million in the aggregate;

•	make tax distributions on or after January 14, 2012 to the holders of ZaZa’s limited liability company interests with respect to the net income of ZaZa for the period from January 1, 2011 through closing, even if such distributions would result in a failure to satisfy the minimum cash condition; the tax distributions in respect of the period from January 1, 2011 through December 31, 2011 are estimated by ZaZa to be approximately $1.5 million in the aggregate;

•	pay to the managing partners of ZaZa back salary, bonuses, incentive compensation or other compensation payable to them in respect of periods prior to closing or in connection with the proposed transactions, unless paying these amounts would reasonably be expected to cause the minimum cash condition to fail to be satisfied; we refer to these amounts, excluding ordinary course base salary and benefits, as “additional compensation” and estimate that the additional compensation will be approximately $17.5 million in the aggregate if the closing occurs in February, 2012; and

•	repay approximately $3 million of personal loans made to ZaZa by the holders of ZaZa’s limited liability company interests, which we refer to as the “member loans,” unless such repayments would reasonably be expected to cause the minimum cash condition to fail to be satisfied.

To the extent that any portion of the member loans are not made or paid by ZaZa prior to closing, at closing ZaZa will issue secured subordinated promissory notes to the holders of ZaZa’s limited liability company interests with an aggregate outstanding principal amount equal to the unpaid member loans. In addition, to the extent that the additional compensation is not paid by ZaZa prior to closing, at closing New ZaZa will issue secured subordinated promissory notes to the managing partners with an aggregate principal amount equal to the unpaid additional compensation. These secured subordinated promissory notes will have the same terms as the up to $45.2 million of secured subordinated promissory notes that New ZaZa may issue in exchange for the contribution of the limited liability company interests of ZaZa, except that the secured subordinated promissory notes issued by ZaZa in respect of unpaid member loans will be secured by ZaZa’s assets (other than assets relating to oil and gas production) and the secured subordinated promissory notes issued by New ZaZa in respect of ZaZa’s unpaid additional compensation will be secured by all of the outstanding shares of Toreador common stock acquired by New ZaZa in the merger (in addition to the limited liability company interest of ZaZa contributed to New ZaZa). New ZaZa estimates that, if New ZaZa, Toreador and ZaZa raise no more than the minimum amount of financing necessary to satisfy the minimum cash condition and the closing occurs in February, 2012, New ZaZa and ZaZa will be required to issue at closing secured subordinated promissory notes in an aggregate principal amount of approximately $20.5 million, in addition to the $45.2 million of secured subordinated promissory notes.

Accounting Treatment of the Transactions

The transactions will be treated by New ZaZa as a reverse merger under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, ZaZa will be considered to be acquiring Toreador in this transaction. Under the purchase method of accounting, the assets and liabilities of Toreador will be recorded at their respective fair values and added to those of ZaZa.

All unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the purchase method to account for the transactions. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the assigned fair values of Toreador’s tangible and identifiable intangible assets and liabilities. In addition, estimates related to restructuring and merger-related charges are subject to final decisions related to combining Toreador and ZaZa. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments.

Listing of New ZaZa Common Stock

New ZaZa expects to obtain approval to list on the Nasdaq Capital Market the shares of New ZaZa common stock to be issued pursuant to the merger agreement, which approval is a condition to the merger. The New ZaZa common stock will be listed under the symbol “ZAZA.”

Delisting and Deregistration of Toreador Common Stock

Upon completion of the merger, Toreador common stock currently listed on the Nasdaq Global Market will cease to be listed on the Nasdaq Global Market and there will be no longer be a trading market for such stock. In addition, promptly following the closing, Toreador common stock will be deregistered under the Exchange Act and Toreador will no longer file periodic reports with the SEC. In addition, Toreador’s common stock traded on the Professional Segment of NYSE Euronext Paris under the trading symbol “TOR” from December 17, 2010 until November 14, 2011, when, at Toreador’s election, the Toreador common stock ceased trading on the Professional Segment of NYSE Euronext Paris. We do not expect New ZaZa’s common stock to trade on the Professional Segment of NYSE Euronext Paris.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of the merger and the ownership and disposition of shares of New ZaZa common stock to certain holders of Toreador common stock. This discussion applies only to shares of Toreador common stock owned as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Toreador common stock, other than an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes, that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of that income, or (iv) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “Non-U.S. Holder” is a beneficial owner of Toreador common stock that is neither a U.S. Holder nor a partnership or other type of pass-through entity for U.S. federal income tax purposes. If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purpose holds Toreador common stock, the tax treatment of a partner or beneficial owner of such entity or arrangement may depend on the status of the partner or beneficial owner and the activities of the partnership or entity. Partners and beneficial owners in such entities or arrangements holding Toreador common stock should consult their own advisors as to the particular U.S. federal income tax consequences applicable to them.

This discussion is based upon the Code, applicable United States Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions, all as in effect as of the date hereof. Subsequent developments in the tax laws of the United States, including changes in, or differing interpretations of the foregoing authorities, which may be applied retroactively, could have a material effect on the tax consequences described below. This is not a complete description of all the tax consequences of the merger or the ownership and disposition of shares of New ZaZa common stock and may not address U.S. federal income tax considerations applicable to Toreador stockholders subject to special treatment under U.S. federal income tax law. Stockholders subject to special treatment include, for example, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, sovereign or international intergovernmental organizations, tax-exempt entities, entities or arrangements treated as partnerships and other pass-through entities for U.S. federal income tax purposes, and holders who hold Toreador common stock as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. In addition, this discussion does not address the tax consequences of these transactions under applicable U.S. federal estate, gift or alternative minimum tax laws, or any U.S. state, local or non-U.S. tax laws.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES DESCRIBED BELOW ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE MERGER OR THE OWNERSHIP AND DISPOSITION OF SHARES OF NEW ZAZA COMMON STOCK. HOLDERS OF SHARES OF TOREADOR COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, NON-U.S. AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Merger to Holders of Toreador Common Stock

The IRS has issued to New ZaZa a private letter ruling (the “Ruling”), dated November 30, 2011, that provides, among other things, that for U.S. federal income tax purposes, the receipt of New ZaZa common stock in exchange for Toreador common stock pursuant to the merger will qualify as a nonrecognition transaction under Section 351 of the Code. The Ruling is based, in part, on assumptions and representations regarding factual matters made by ZaZa, New ZaZa, the ZaZa members, and Toreador, as requested by the IRS. If any of those assumptions or representations is inaccurate as of the effective time of the merger, the tax consequences of the merger may be materially different from those described herein.

U.S. Holders.  The Ruling also addresses the material U.S. federal income tax consequences of the merger to a U.S. Holder of shares of Toreador common stock:

•	no gain or loss will be recognized by a U.S. Holder upon receipt of New ZaZa common stock in the merger, except with respect to any cash received in lieu of a fractional share of New ZaZa common stock;

•	the aggregate basis of New ZaZa common stock received in the merger will equal a U.S. Holder’s aggregate tax basis in the shares of Toreador common stock surrendered in exchange therefor;

•	the holding period of the New ZaZa common stock received by a U.S. Holder will include the holding period of the Toreador common stock surrendered in exchange therefor; and

In addition, a U.S. Holder that receives cash in lieu of a fractional share of New ZaZa common stock in the merger will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss measured by the difference between the amount of cash received and such U.S. Holder’s basis in the fractional share.

Non-U.S. Holders.  The material U.S. federal income tax consequences of the merger to a Non-U.S. Holder of Toreador common stock will generally be the same as those to a U.S. Holder, except any gain recognized on the deemed sale of a fractional share will not be subject to U.S. federal income unless (1) the gain is effectively connected with the conduct of a United States trade or business by the Non-U.S. Holder, (2) in the case of a gain realized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, or (3) Toreador is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during the five-year period preceding the merger (or, if shorter, the period the Non-U.S. Holder has held such shares of Toreador common stock) and, during that period, the Non-U.S. Holder has beneficially owned (actually or constructively) more than 5% of the outstanding shares of Toreador common stock. Toreador does not believe it is, or has ever been, a “United States real property holding corporation;” however, no assurances can be provided.

All Holders.  Any holder of Toreador common stock that receives shares of New ZaZa common stock as a result of the merger will be required to retain records pertaining to the merger and its shares of Toreador common stock. Any holder who owns at least 5% (by vote or value) of the total outstanding shares of Toreador common stock before the merger will be required to file a statement with their U.S. federal income tax returns for the year in which the merger takes place, setting forth certain facts relating to the merger, including the fair market value of and the aggregate tax basis in the shares of Toreador common stock surrendered in the merger.

Payments of cash in lieu of a fractional share of New ZaZa common stock made in connection with the merger may be subject to “backup withholding,” unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and Non-U.S. Holders will generally be exempt from backup withholding, but may be required to provide certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the Internal Revenue Service.

The Contribution by ZaZa Members

The merger agreement contemplates that the members of ZaZa will contribute, directly or indirectly, all of the limited liability company interests in ZaZa to New ZaZa in connection with the proposed transactions. A holder of shares of Toreador common stock will not recognize gain or loss upon such contribution.

Tax Consequences of Owning New ZaZa Common Stock

A distribution of cash with respect to shares of New ZaZa common stock will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of current or accumulated earnings and profits of New ZaZa. To the extent that the amount of a distribution exceeds the earnings and profits of New ZaZa, it will be treated first as a tax-free return of capital to the extent of the Holder’s adjusted tax basis in the shares of New ZaZa common stock and thereafter as capital gain.

U.S. Holders.  In general, dividends paid to a U.S. Holder with respect to shares of New ZaZa common stock will be taxed as ordinary income; however, dividends paid to an individual are currently taxed at reduced rates. The income tax rate at which U.S. individuals pay tax on dividends is scheduled to increase in 2013. Certain corporate recipients of dividends may be eligible for a dividends received deduction.

Non-U.S. Holders.  In general, dividends paid to a Non-U.S. Holder, with respect to shares of New ZaZa common stock, will be subject to withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States or, if certain tax treaties apply, are attributable to a U.S. permanent establishment, are not subject to withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, any such effectively connected dividend received may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Tax Consequences of Disposing of Shares of New ZaZa Common Stock

U.S. Holders.  A U.S. Holder of shares of New ZaZa common stock generally will recognize capital gain or loss on a sale or exchange of shares of New ZaZa common stock equal to the difference between the amount realized upon the sale or exchange and the Holder’s adjusted tax basis in the shares sold or exchanged. Any capital gain or loss will be long-term capital gain or loss if the Holder’s holding period for the shares sold or exchanged is more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders.  A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or exchange of shares of New ZaZa common stock unless (1) the gain is effectively connected with the conduct of a United States trade or business by the Non-U.S. Holder, (2) in the case of a gain realized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, or (3) New ZaZa is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during the five-year period preceding the sale or exchange (or, if shorter, the period the Non-U.S. Holder has held such shares of New ZaZa common stock) and, during that period, the Non-U.S. Holder has beneficially owned (actually or constructively) more than 5% of the outstanding shares of New ZaZa common stock. New ZaZa cannot provide any assurance that it will not be a United States real property holding corporation upon consummation of the transactions contemplated by the merger and contribution agreement or that it will not become a United States real property holding company at some future date.

THE AGREEMENTS

The following summary describes certain material provisions of the merger agreement, the contribution agreements, the stockholders’ agreement and the non-competition agreements entered into in connection with the transactions and is qualified in its entirety by reference to those agreements. Copies of the merger agreement, as amended, the contribution agreement with the members of ZaZa, as amended, the stockholders agreement, the contribution agreement with the holders of the net profits interests of ZaZa and the form of the non-competition agreements are attached to this proxy statement/prospectus as annexes and are incorporated by reference into this proxy statement/prospectus. Copies of the remaining transactions agreements are included as exhibits to the registration statement on Form S-4 filed by New ZaZa with the SEC of which this proxy statement/prospectus is a part. This summary may not contain all of the information about the agreements that may be important to you. We encourage you to carefully read each of the agreements and in its entirety for a more complete understanding of the transactions.

Description of the Merger Agreement

This section of the proxy statement/prospectus describes certain material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, as amended, which is incorporated by reference and attached as Annex A to this proxy statement/prospectus. We urge you to read the full text of the merger agreement.

The Merger and Other Transactions

On August 9, 2011, Toreador entered into the merger agreement with ZaZa, New ZaZa and Thor Merger Sub, a wholly owned subsidiary of New ZaZa. The merger agreement and related contribution agreements provide for (i) the merger of Thor Merger Sub with and into Toreador with Toreador continuing as the surviving entity in that merger, and (ii) the direct or indirect contribution by the holders of limited liability company interests in ZaZa of 100% of those interests to New ZaZa and (iii) the contribution by the holders of net profits interests in ZaZa of 100% of those interests to New ZaZa. Upon the consummation of the transactions, Toreador and ZaZa will be wholly owned subsidiaries of New ZaZa.

In the merger of Thor Merger Sub and Toreador, each outstanding share of Toreador common stock will be converted into the right to receive one share of common stock of New ZaZa. Upon completion of the direct or indirect contribution by the three holders of limited liability company interests in ZaZa of those interests to New ZaZa, the three ZaZa members will receive an aggregate of three times the number of shares of New ZaZa common stock issuable to the Toreador stockholders in the merger, for a total of approximately 75,976,85 shares and $45.2 million in cash and/or newly issued subordinated secured promissory notes of New ZaZa. The subordinated secured promissory notes will bear interest at a rate of 8% per annum, will require New ZaZa to make monthly interest payments on the last day of each calendar month and will mature on the fourth anniversary of the closing, subject to mandatory prepayments in specified circumstances. They will also be secured by the limited liability company interests of ZaZa held by New ZaZa after the transactions and subordinated to up to $150 million of future senior indebtedness of New ZaZa. In this proxy statement/prospectus, we refer to the $45.2 million in cash and/or subordinated secured promissory note consideration as the “ZaZa non-equity consideration.” Each of Toreador’s and ZaZa’s obligations to consummate the transactions is subject to the condition that the sum of the following amounts is not less than $10 million:

•	Toreador’s and ZaZa’s cash immediately before closing, plus

•	the amount of Toreador’s and ZaZa’s borrowing capacity immediately before closing that will remain in effect after closing, plus

•	the amount of any cash of New ZaZa, Toreador and ZaZa reasonably expected to be funded (whether by borrowings, issuance or equity interests or otherwise) prior to or substantially concurrently with closing, plus

•	any borrowing capacity reasonably expected to be available to New ZaZa, Toreador and ZaZa within five business days of closing after giving effect to any prepayment obligations under any of the subordinated secured promissory notes triggered by any such borrowing, minus

•	any cash amounts payable by New ZaZa, Toreador and ZaZa in connection with the closing.

We refer to this condition as the “minimum cash condition.” The ZaZa non-equity consideration will be paid in the form of subordinated secured promissory notes, rather than in the form of cash, if and to the extent that the payment of the ZaZa non-equity consideration in cash would give rise to a failure of the minimum cash condition described below. The ZaZa non-equity consideration will be paid in the form of cash only if and to the extent that the payment of the ZaZa non-equity consideration in cash would not give rise to a failure of the minimum cash condition.

Upon completion of the contribution by the four holders of net profits interests in ZaZa of those interests to New ZaZa, such holders will receive an aggregate of $4.8 million in cash.

Immediately after the transactions, the former stockholders of Toreador and the three holders of limited liability company interests of ZaZa will own 25% and 75%, respectively, of New ZaZa’s outstanding common stock.

Immediately following the effective time of the merger and contributions, Toreador and ZaZa will recontribute to New ZaZa, and New ZaZa will redeem for par value, all of the shares of New ZaZa common stock held by Toreador and ZaZa. As a result of the merger, contribution and recontribution, Toreador and ZaZa will become wholly owned subsidiaries of New ZaZa.

Effective Time

The consummation of the merger and contributions will take place at 10:00 a.m., local time in New York City, on the second business day after satisfaction or waiver of the conditions set forth in the merger agreement (other than those conditions which relate to actions to be taken at the closing, but subject to the satisfaction or waiver of such conditions at the time of the closing), unless another time or date is agreed on by Toreador and ZaZa. See “Conditions to the Transactions” beginning on page 97.

Directors and Officers of New ZaZa

Prior to the closing, the board of directors of New ZaZa will be comprised of two directors, one designee of Toreador and one designee of ZaZa.

Upon the closing, New ZaZa’s initial board of directors will consist of nine directors, with seven to be designated by ZaZa and two to be designated by Toreador. It is expected that Toreador will designate Adam Kroloff, the current Chairman of the Board of Toreador and Bernard de Combret, a current independent director of Toreador. It is expected that ZaZa will designate as its designees Todd Alan Brooks, John E. Hearn Jr. and Gaston L. Kearby, the three current managing partners of ZaZa; Craig M. McKenzie, the current President and Chief Executive Officer of Toreador; Travis H. Burris; Fred S. Zeidman; and Herbert C. Williamson III, a current independent director of Toreador. The board of directors of New ZaZa will elect the officers of New ZaZa in accordance with the bylaws of New ZaZa. It is expected that, upon consummation of the transactions, Craig M. McKenzie, the current President and Chief Executive Officer of Toreador, will serve as the Chief Executive Officer of New ZaZa. See “New ZaZa Executive Officers and Directors” beginning on page 155.

Consideration

Conversion of Toreador Common Stock in the Merger

At the effective time of the merger, each issued and outstanding share of Toreador common stock (other than shares to be cancelled in accordance with the merger agreement) will be converted into one validly issued, fully paid and nonassessable share of common stock of New ZaZa.

Contribution of ZaZa Limited Liability Company Interests

Simultaneously with the closing, the current ZaZa owners will contribute, directly or indirectly, all of the limited liability company interests to New ZaZa and will receive in exchange shares of New ZaZa common stock representing 75% of the outstanding shares of New ZaZa and an aggregate of $45.2 million in cash and/or newly issued subordinated secured promissory notes of New ZaZa. See “— Description of the Contribution Agreement with the ZaZa Members” beginning on page 100.

Contribution of ZaZa Net Profits Interests

The holders of net profits interests in ZaZa have agreed that, simultaneously with the closing, they will exchange such interests with New ZaZa for $4.8 million in cash. The exchange of the net profits interests in ZaZa is not, however, a condition to the closing. See “— Description of the Contribution Agreement with the Holders of Net Profits Interests” beginning on page 104.

Treatment of Toreador Restricted Stock and Stock Options

At the effective time of the transactions, each restricted share of Toreador common stock outstanding under Toreador and its subsidiaries’ stock incentive plans will vest and be treated as a share of Toreador common stock under the merger agreement.

At the effective time of the transactions, each outstanding option to acquire Toreador common stock pursuant to any of Toreador and its subsidiaries’ stock incentive plans shall be cancelled and extinguished and the holders thereof shall not have any rights to acquire any securities of New ZaZa or Toreador.

Exchange and Payment Procedures in the Merger

New ZaZa will appoint an exchange agent jointly selected by Toreador and ZaZa. After the effective time, New ZaZa will deposit, or cause to be deposited, with the exchange agent certificates or book-entry shares representing the shares of New ZaZa common stock to be issued in the merger for outstanding shares of Toreador common stock, and cash necessary for payments of cash in lieu of fractional shares. Promptly after the effective time of the merger, New ZaZa will cause the exchange agent to mail to each holder of record of certificates representing shares of Toreador common stock a letter of transmittal and instructions for use in surrendering the certificates in exchange for shares of New ZaZa common stock and cash in lieu of fractional shares.

Upon surrender of a certificate representing shares of Toreador common stock for cancellation to the exchange agent, together with a duly executed letter of transmittal, the holder of such certificate shall be entitled to receive a certificate representing shares of New ZaZa common stock and a check for cash to be in paid in lieu of fractional shares, if any (net of required tax withholdings) and the certificates representing Toreador common stock will be cancelled. Promptly after the effective time of the merger, the exchange agent will issue and deliver to each holder of book-entry shares of Toreador common stock notice that such shares have been converted into book-entry shares of New ZaZa common stock, together with a check for cash to be paid in lieu of fractional shares, if any (net of required tax withholdings). Any shares of New ZaZa common stock and any cash consideration held by the exchange agent that remains unclaimed for twelve months after the effective time of the merger will be delivered to New ZaZa, and any holder of Toreador common stock after such period must look to New ZaZa for exchanging such shares of Toreador common stock for shares of New ZaZa common stock or cash in lieu of fractional shares.

New ZaZa will not issue any fractional shares of its common stock upon the surrender of certificates representing Toreador common stock or in exchange for book-entry shares of Toreador common stock.

Dividends or other distributions declared or made on shares of New ZaZa common stock with a record date after the effective time of the merger will not be paid to holders of certificates representing shares of Toreador common stock until the holder surrenders such certificates. At the time of surrender of certificates representing Toreador common stock, the holder thereof will receive the dividends or other distributions on shares of New ZaZa common stock with a record date after the effective time of the merger payable and not paid with respect to such whole shares of New ZaZa common stock (net of required withholding taxes) and, at the appropriate payment date, the dividends or other distributions with a record date after the effective time and a payment date after such surrender, payable with respect to such whole shares of New ZaZa common stock (net of required withholding taxes).

Certain Representations and Warranties

The merger agreement contains customary representations and warranties made by Toreador and ZaZa to each other. These representations and warranties are subject to qualifications and limitations agreed to by Toreador and ZaZa in connection with negotiating the terms of the merger agreement. Some of the more significant of the mutual representations and warranties relate to:

•	valid existence, good standing and corporate authority to conduct business;

•	corporate authority to enter into the merger agreement and other agreements contemplated by the merger agreement, and to consummate the transactions contemplated by the merger agreement;

•	capital stock or equity interests;

•	subsidiaries;

•	absence of violation of organizational documents of the party or its subsidiaries, certain agreements, applicable law or order, and possession of, and compliance with, necessary permits;

•	absence of conflict with or breach of the party’s organizational documents, certain contracts and law, resulting from the execution and delivery of the merger agreement and the consummation of the transactions;

•	required governmental approvals;

•	financial statements;

•	litigation;

•	absence of changes or events that have had or would be reasonably expected to have a material adverse effect;

•	taxes and other tax matters;

•	certain employee benefits and labor matters;

•	compliance with environmental laws and certain other environmental matters;

•	intellectual property;

•	title to properties;

•	insurance;

•	brokers’ and finders’ fees;

•	inapplicability of state anti-takeover statutes and rights agreements;

•	relationships with related parties;

•	internal controls;

•	existence and validity of, and compliance with, material contracts;

•	compliance with laws, including the Foreign Corrupt Practices Act;

•	written estimates of their respective oil and gas reserves; and

•	certain other matters with respect to their respective oil and gas interests.

Toreador has made additional representations to ZaZa relating to:

•	SEC filings and compliance with the Sarbanes-Oxley Act of 2002;

•	the board of directors of Toreador’s approval of the merger agreement and transactions contemplated thereby and their recommendation that the Toreador stockholders approve the merger agreement and transactions contemplated thereby;

•	opinion of its financial advisors;

•	the required vote of Toreador stockholders to approve the merger agreement, the merger and the transactions contemplated by the merger agreement; and

•	actions affecting the tax-free nature of the transactions with respect to the Toreador stockholders.

ZaZa has made additional representations to Toreador relating to:

•	the condition of ZaZa’s books and records;

•	ZaZa’s ownership of shares of Toreador common stock; and

•	actions affecting the tax-free nature of the transactions with respect to the ZaZa members.

For purposes of the merger agreement, “material adverse effect” with respect to Toreador, ZaZa or New ZaZa, is defined to mean any change, effect, occurrence, state of facts or development that, individually or in the aggregate, materially and adversely affects the business, assets and liabilities (taken together), financial condition or results of operation of the party and its subsidiaries, on a consolidated basis (in the case of New ZaZa, after giving effect to the combination of Toreador and ZaZa), except to the extent that such change, effect, occurrence, state of facts or development results from:

•	general economic, regulatory or political conditions or changes in the United States, France or the other countries in which such party operates (except to the extent that any such matter adversely affects the business of such party in a manner that is materially disproportionate to the degree to which such matter adversely affected similarly situated businesses);

•	fluctuations or conditions in the financial or securities markets;

•	changes in, or events or conditions affecting, the oil and gas exploration and development industry generally (except to the extent that any such matter adversely affects the business of such party in a manner that is materially disproportionate to the degree to which such matter adversely affected similarly situated businesses);

•	any failure to achieve any revenue, earnings or other projections (however, this exception shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure that has resulted in, or contributed to, a material adverse effect);

•	the announcement or pendency of the combination of Toreador and ZaZa (with certain exceptions);

•	with respect to Toreador, any change in the market price or trading volume of the Toreador common stock (however, this exception shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such change that has resulted in, or contributed to, a material adverse effect with respect to Toreador); or

•	any change in applicable law, regulation or GAAP (or authoritative interpretation thereof) (except to the extent that any such change adversely affects the business of such party in a manner that is materially disproportionate to the degree to which such matter adversely affected similarly situated businesses).

Conduct of ZaZa’s and Toreador’s Businesses Pending the Merger

Prior to the effective time of the transactions, except as expressly permitted by the merger agreement or unless otherwise consented to in writing by the other party (such consent not to be unreasonably withheld, delayed or conditioned), each of Toreador and ZaZa have agreed to conduct their respective operations in the ordinary course and to use reasonable best efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them. Each of Toreador and ZaZa have also agreed to cause each of their respective subsidiaries to do the same.

Unless otherwise permitted under the merger agreement, or to the extent the other party shall otherwise consent in writing, each of Toreador and ZaZa has generally agreed that it will:

•	not amend its certificate of incorporation or certificate of formation, as applicable, or bylaws or similar governing document, or effect any split or reverse split of its capital stock or equity interests;

•	not issue shares of capital stock or equity interests, except pursuant to the exercise of options, warrants, conversion and other contractual rights or, in the case of Toreador, for issuances of restricted stock, upon settlement of restricted stock or pursuant to conversion of 8.00%/7.00% convertible notes; grant any option, warrant, conversion or other right to acquire shares of capital stock or equity interests, except, in the case of Toreador, for grants of restricted stock; increase any compensation or benefits of employees, officers or directors, except for non-material increases in benefits in the ordinary course of business consistent with past practice, or enter into or amend any employment, severance, change in control, retention or similar plans or agreements with present or future officers or directors, except for certain exceptions; or adopt any new employee benefit plan or amend any existing employee benefit plan in any material respect, except to the extent required by law;

•	not sell, lease, encumber or otherwise dispose of any of its assets including capital stock or equity interests of its subsidiaries or other properties, except for sales of inventory or products in the ordinary course of business and sales of surplus or obsolete equipment;

•	not enter into any joint venture outside of the ordinary course of business, enter into any partnership or elect to treat any third party venture as a partnership, make or commit capital expenditures, or acquire, or agree to acquire, by merger or consolidation or the purchase of a substantial equity interest in or substantial portion of the assets of, any business or entity, except for capital expenditures and acquisitions relating to the exploration, production or development of oil and gas properties that don’t exceed, in the case of Toreador, $2 million in the aggregate and, in the case of ZaZa, $10 million in the aggregate;

•	not change any of its accounting principles or practices, except as may be required by a change in law or GAAP;

•	use reasonable efforts to maintain customary insurance with financially responsible insurance companies;

•	not institute, settle or agree to settle any pending or threatened action, suit, litigation, investigation or proceeding for amounts in excess of $100,000 individually or $200,000 in the aggregate;

•	not waive, release or assign any claims or rights having a value in excess of $100,000 individually or $200,000 in the aggregate;

•	complete and file, consistent with past practice, all tax returns required to be filed and pay all amounts shown due on such tax returns;

•	not make or rescind any material tax election unless it is reasonably expected that such action will not individually or in the aggregate materially and adversely affect Toreador, ZaZa or New ZaZa; settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, except where such settlement or compromise will not individually or in the aggregate materially and adversely affect Toreador, ZaZa or New ZaZa; amend any tax return; consent to any extension or waiver of the limitation period applicable to any tax claim or assessment other than in the ordinary course of business; or change in any material respect any of its methods of reporting any items for federal income tax purposes from those most recently employed, except as may be required by law and except for changes that are reasonably expected not to individually or in the aggregate materially and adversely affect Toreador, ZaZa or New ZaZa;

•	not incur any indebtedness in excess of $2 million in the aggregate, except for permitted indebtedness of $66 million in the case of Toreador and $100 million in the case of ZaZa; except in the ordinary course of business, enter into any material lease or create any material mortgages, liens, security interests or other encumbrances on its properties, except for liens securing permitted indebtedness; or make any loans, advances or capital contributions to, or investments in, any other person, other than to itself or any of its subsidiaries and other than for cash management purposes in the ordinary course of business;

•	except in the ordinary course of business, not enter into, amend, modify, extend or terminate any material contract, or waive any rights or claims thereunder;

•	not enter into new contracts to sell oil, gas and natural gas liquids other than in the ordinary course of business, but in no event having a duration of more than six months;

•	not engage in any exploration, development, drilling, well completion or other development activities, other than in the ordinary course of business; or create or incur any royalty interests, overriding royalty interests, production payments, net profits interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of crude oil, natural gas and natural gas liquids, on its or its subsidiaries’ direct and indirect interests in and rights with respect to crude oil, natural gas, natural gas liquids and related properties and assets or other properties and assets with a cost-free interest in any given year in excess of 30%;

•	not enter into any commitment or new agreement to license or purchase seismic data that will cost in excess of $200,000;

•	not non-consent or agree to non-consent with respect to any direct and indirect interests in and rights with respect to oil, gas, natural gas liquids and related properties and assets;

•	subject to the terms of the merger agreement, not take any action that would reasonably be expected to delay materially or adversely affect the ability of any of the parties thereto to obtain any governmental consent, authorization, order, or approval or consummate the combination of Toreador and ZaZa;

•	enforce to the fullest extent permitted by law, and not terminate, amend, modify or waive any provision of, any confidentiality agreement to which it is a party;

•	not cause the acceleration of rights, benefits or payments under any equity incentive plan other than, in the case of Toreador, acceleration resulting from the consummation of the transactions contemplated by the merger agreement;

•	except in the ordinary course of business, not enter into forward sales contracts, fixed price contracts, fixed price swaps, collars, options or other hedging arrangements, except as permitted by programs in effect as of the date of the merger agreement and approved by the board of directors of Toreador or the managers of ZaZa, as applicable;

•	not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the transactions and other then a merger among its wholly owned subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by it or its subsidiaries;

•	use its reasonable best efforts to retain cash and cash equivalents as reasonably necessary to satisfy the minimum cash condition; or

•	not agree in writing or otherwise to take any of the foregoing prohibited actions.

Unless otherwise permitted under the merger agreement, or to the extent ZaZa shall otherwise consent in writing, Toreador has generally agreed that it will not declare, set aside or pay any dividend or distribution with respect to any shares of capital stock other than dividends paid by a subsidiary of Toreador to Toreador or any of its subsidiaries; or, except pursuant to the merger agreement, redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of its subsidiaries or any option, warrant, conversion right or other right to acquire such shares, or make any commitment for any such action.

Unless otherwise permitted under the merger agreement, or to the extent Toreador shall otherwise consent in writing, ZaZa has generally agreed that it will not declare or pay any dividend or distribution with respect to any limited liability company interests in ZaZa other than:

•	dividends and distributions paid by a subsidiary of ZaZa to ZaZa;

•	distributions to the members of ZaZa as a return of their capital in ZaZa, not to exceed $13.9 million in the aggregate; provided, that such distributions shall only be permitted if such distributions together with all payments by ZaZa to be made prior to, as of or in connection with the consummation of the transactions would not reasonably be expected to cause the minimum cash condition not to be satisfied;

•	distributions necessary for the members of ZaZa to pay taxes allocable to net gain and net income of ZaZa in accordance with ZaZa’s organizational documents for any period ending on or before December 31, 2010; and

•	distributions on or after January 14, 2012 necessary for the members of ZaZa to pay taxes allocable to net gain and net income of ZaZa in accordance with ZaZa’s organizational documents for any period beginning after December 31, 2010 and preceding the effective time of the transactions.

Unless otherwise permitted under the merger agreement, or to the extent Toreador shall otherwise consent in writing, ZaZa has generally agreed that it will not:

•	pay to any member of ZaZa or the controlling person of such member any compensation, including back salary, bonuses, incentive compensation and other compensation payable in respect of periods prior to the consummation of the transactions or in connection with the transactions contemplated by the merger agreement other than base salary and benefits in the ordinary course of business consistent with past practice; provided, that such compensation may be paid if and to the extent that such payments together with all payments by ZaZa to be made prior to, as of or in connection with the consummation of the transactions would not reasonably be expected to cause the minimum cash condition not to be satisfied;

•	repay any of the loans made to ZaZa prior to the date of the merger agreement by any member of ZaZa or the controlling person of any such member; provided, that such loans may be repaid to the extent that such repayments together with all payments by ZaZa to be made prior to, as of or in connection with the consummation of the transactions would not reasonably be expected to cause the minimum cash condition to not be satisfied; and

•	redeem, purchase or otherwise acquire any of its limited liability company interests or equity interests of its subsidiaries or any option, warrant, conversion right or other right to acquire such company interests or shares, or make any commitment for such action.

Restrictions on ZaZa’s and Toreador’s Solicitation of Third Party Acquisition Proposals

Toreador, ZaZa and their respective subsidiaries and representatives agree:

•	not to initiate, solicit or knowingly encourage or facilitate any inquiry, proposal or offer relating to or that could reasonably be expected to lead to an acquisition proposal, or provide any information or data (non-public in the case of Toreador) in connection therewith; and

•	to immediately cease and cause to be terminated any existing discussions, solicitations or negotiations with any third parties conducted prior to the date of the merger agreement.

Notwithstanding the foregoing, at any time prior to obtaining the approval of its stockholders, Toreador may take the following actions in response to a bona fide written unsolicited acquisition proposal that did not result from or arise in connection with a breach of any of the foregoing actions and that its board of directors determines could reasonably be expected to lead to a superior proposal for Toreador:

•	furnish information to the person, and its representatives and financing sources, making the acquisition proposal pursuant to a confidentiality agreement, an executed copy of which will be provided to ZaZa prior to or simultaneously with such furnishing; provided, that if Toreador provides any material non-public information about Toreador or its subsidiaries to the person, or its representatives or financing sources making the acquisition proposal that was not previously made available to ZaZa, then Toreador shall simultaneously make such information available to ZaZa; and

•	participate in discussions or negotiations with the person making the acquisition proposal;

if its board of directors determines in good faith after consultation with outside counsel that the failure to take such actions could be inconsistent with its fiduciary duties under law.

The board of directors of Toreador or any committee thereof may not:

•	withdraw or change its approval, recommendation or declaration of advisability of the merger agreement and transactions;

•	approve any letter of intent, memorandum of understanding, agreement in principle or other agreement relating to any acquisition proposal for Toreador; or

•	approve or recommend, or resolve to approve, endorse or recommend any acquisition proposal for Toreador.

Notwithstanding the foregoing, the board of directors of Toreador may take any of the actions prohibited by the previous sentence if:

•	the board of directors of Toreador determines in good faith, after consultation with its outside counsel and financial advisors, that the failure to do so would be inconsistent with its fiduciary duties;

•	the board of directors of Toreador provides ZaZa with advance written notice of the intent to take any of such actions; and

•	if the taking of such actions resulted from the receipt of an acquisition proposal for Toreador and such proposal did not result from a breach of the restrictions in the merger agreement on solicitation of acquisition proposals.

The managers and the members of ZaZa may not recommend, adopt or approve any acquisition proposal for ZaZa or approve or recommend or instruct ZaZa or any of its subsidiaries to enter into any letter of intent, memorandum of understanding or agreement relating to any acquisition proposal for ZaZa. Prior to the effective time of the transactions, unless Toreador gives it written consent, no member of ZaZa may sell, transfer, dispose or incur any lien in respect of any limited liability company interest in ZaZa or permit any limited liability company interest in ZaZa beneficially owned by him to be sold, transferred, disposed of or for any lien to be incurred in respect thereof.

In addition, Toreador, on the one hand, and ZaZa and each member of ZaZa, on the other hand, are required to advise the other party orally and in writing, within 24 hours in the case of a proposal received by Toreador and promptly, and in any event within two (2) business days, in the case of a proposal received by ZaZa or a member of ZaZa, of the receipt of any acquisition proposal for Toreador or ZaZa, as applicable, any request for non-public information relating to Toreador or ZaZa or their respective subsidiaries which is reasonably likely in the good faith judgment of the board of directors of Toreador or the members of ZaZa, as applicable, to lead to an acquisition proposal for Toreador or ZaZa, as applicable, and the identity of the person making such acquisition proposal and the material terms of any such proposal, and to keep the other party reasonably informed on a current basis of any material change to the terms of any such acquisition proposal.

An “acquisition proposal” for Toreador or ZaZa, as applicable, means an inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase of assets or businesses that constitute 20% or more of the revenues, net income or assets of Toreador or ZaZa and their respective subsidiaries or 20% or more of any class of equity securities of Toreador or ZaZa or their respective significant subsidiaries, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Toreador or ZaZa, as applicable, or any of their respective significant subsidiaries, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction pursuant to which any person would own 20% or more of any class of equity security of Toreador or ZaZa, as applicable, or any of their respective significant subsidiaries.

A “superior proposal” for Toreador means a bona fide written proposal or offer made by a third party, which if consummated would result in such third party owning, directly or indirectly, more than 50% of the shares of Toreador common stock then outstanding (or of the surviving entity or its direct or indirect parent) or all or substantially all of the assets of Toreador, which the board of directors of Toreador determines in good faith, after consultation with outside counsel and a financial advisor, to be more favorable to the Toreador stockholders than the transactions with ZaZa, taking into account all the terms and conditions of such proposal and the merger agreement and any proposal or offer of ZaZa to amend the terms of the merger agreement or the merger, and believes is reasonably capable of being completed, taking into account all relevant factors.

Termination by Toreador in Connection with a Superior Proposal

Toreador may terminate the merger agreement in connection with a superior proposal if, prior to the approval of the merger agreement by Toreador’s stockholders:

•	the board of directors of Toreador receives a superior proposal that did not result from a violation of the restrictions described in “Restrictions on ZaZa’s and Toreador’s Solicitation of Third Party Acquisition Proposals” above;

•	the board of directors of Toreador determines in good faith, after consultation with its outside counsel and financial advisors, that the failure to terminate the merger agreement would be inconsistent with its fiduciary duties and notifies ZaZa in writing of such determination and of the party making the superior proposal, the material terms and conditions of the superior proposal;

•	Toreador has provided ZaZa with a copy of the proposed transaction agreement with respect to the superior proposal;

•	the board of directors of Toreador engages in good faith negotiations with ZaZa during the five business day period following ZaZa’s receipt of Toreador’s notice of its determination and following such period, and taking into account any revised proposal made by ZaZa, the superior proposal remains a superior proposal;

•	Toreador has paid or concurrently pays ZaZa a termination fee of $3,500,000; and

•	the board of directors of Toreador has approved or concurrently approves entering into a definitive agreement for the superior proposal.

Director and Officer Indemnification and Insurance

New ZaZa will indemnify and hold harmless all past and present directors and officers of Toreador and ZaZa and their respective subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses by Toreador or ZaZa, as applicable, as of the date of the merger agreement and to the fullest extent under law for acts or omissions occurring at or prior to the effective time of the transactions (including in connection with the approval of the merger agreement and the consummation of the transactions), and advance to such persons their legal and other expenses, subject to an undertaking by such person to reimburse New ZaZa all advanced amounts in the event of a final non-appealable determination by a court that such person was not entitled to such advancement. In addition, New ZaZa will cause to be maintained, for six years after the effective time of the transactions, the current policies (or substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Toreador and ZaZa with respect to claims arising from facts or events that occurred on or before the effective time of the transactions. None of Toreador, ZaZa or New ZaZa will be required to pay in any one year an annual premium that is more than 300% of the last annual premium paid for such insurance and if the annual premiums of such insurance exceed such cap, then Toreador or ZaZa, as applicable, will obtain a policy with the greatest coverage available for a cost up to 300% of the last annual premium. Toreador’s and ZaZa’s obligation to maintain this insurance may be fulfilled by obtaining a six-year “tail” policy prior to the consummation of the transactions on terms and conditions no less advantageous than Toreador’s or ZaZa’s existing policy, as applicable.

The organizational documents of the surviving entity in the merger between Toreador and Thor Merger Sub, and the organizational documents of ZaZa following the transactions, will include provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are no less advantageous than the corresponding provisions in the current organizational documents of Toreador and ZaZa, as applicable.

From and after the effective time of the transactions, New ZaZa will guarantee the obligations of Toreador and ZaZa described in this section.

Employee Benefits

The merger agreement provides that, from and after the effective time of the transactions, New ZaZa will honor, and cause Toreador and ZaZa to honor, all employment and severance agreements and all benefits and obligations under other Toreador employee benefit plans and ZaZa employee benefit plans and all benefits and obligations under the plans and arrangements in which current and former directors of Toreador and ZaZa participate. No employee of Toreador will be eligible to participate in a ZaZa employee benefit plan after the effective time of the transactions and no employee of ZaZa will be eligible to participate in a Toreador employee benefit plan after the effective time of the transactions.

Furthermore, New ZaZa shall cause employees to receive full credit for purposes of eligibility, vesting and determination of level of benefits under any employee benefit plans or arrangements to the same extent as recognized immediately prior to the effective time of the merger and shall cause the waiver of all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements under any medical or dental plan, other than limitations or waiting periods already in effect.

New ZaZa will adopt prior to or at the effective time of the transactions a new equity compensation plan providing for the granting of stock options and other equity awards to the employees of New ZaZa, Toreador, ZaZa and their respective subsidiaries.

Other Covenants and Agreements

Stockholders Meeting

Toreador will hold a meeting of its stockholders to consider and vote on the approval of the merger agreement as promptly as practicable after this proxy statement/prospectus is declared effective, and, subject to the specified exceptions described in “Restrictions on ZaZa’s and Toreador’s Solicitation of Third Party Acquisition Proposals” above, the board of directors of Toreador will include its recommendation that Toreador’s stockholders vote to approve the merger agreement and the transactions contemplated thereby.

Efforts to Consummate

Each of Toreador and ZaZa will use its reasonable best efforts to:

•	take, or cause to be taken, all actions, and do or cause to be done all things necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including to obtain as promptly as practicable all third party or governmental consents, approvals, permits or authorizations and to avoid the entry of, or to have vacated, any order or judgment that would restrain, prevent or delay the consummation of the transactions;

•	avoid or eliminate each impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental authority with respect to the transactions; and

•	cause the receipt of New ZaZa common stock in exchange for (i) Toreador common stock to qualify either as a reorganization under Section 368(a) of the Code or as a nonrecognition transaction under Section 351 of the Code or (ii) limited liability company interests of ZaZa to qualify as a nonrecognition transaction under Section 351 of the Code.

Notwithstanding the foregoing, neither Toreador nor ZaZa will be required to take any material actions, or agree to material divestitures, licenses, hold separate arrangements or similar matters, including material covenants affecting their respective business operating practices.

Financing

Prior to the effective time of the transactions, ZaZa will be permitted to incur indebtedness up to $100 million on terms and conditions reasonably acceptable to Toreador, the proceeds of which will be used solely for the purchase or lease of oil and gas interests, to engage in exploration, development, drilling or well completion activities, to license or purchase seismic data, to finance working capital needs or to pay costs and expenses incurred by ZaZa in connection with the merger agreement and the transactions contemplated thereby. Prior to the effective time of the transactions, Toreador will be permitted to incur indebtedness up to $66 million on terms and conditions reasonably acceptable to ZaZa.

ZaZa and Toreador will use their reasonable best efforts to cause New ZaZa to enter a definitive financing agreement for the incurrence of indebtedness, at or prior to the effective time of the transactions, of up to $50 million, the proceeds of which will be used by New ZaZa to fund the cash amounts to be paid at the closing to the members of ZaZa.

Conditions to the Transactions

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Toreador and ZaZa to consummate the transactions:

•	Toreador stockholder approval of the merger agreement and the merger between Toreador and Thor Merger Sub;

•	expiration or termination of any mandatory waiting periods under any foreign antitrust laws;

•	absence of any decree, order or judgment of a U.S. or French court that prohibits or makes unlawful the merger or the contribution by the members of ZaZa;

•	effectiveness of the registration statement of which this proxy statement/prospectus is a part and the absence of a stop order and the absence of actual or threatened proceedings for the purpose of suspending such effectiveness;

•	the approval for listing on the Nasdaq Capital Market of the shares of New ZaZa common stock to be issued to holders of Toreador common stock and the members of ZaZa (we obtained this approval on December 22, 2011);

•	the filing of a restated certificate of incorporation of New ZaZa with the secretary of state of the state of Delaware;

•	the clearance from the French Bureau of Exploration and Production of Hydrocarbons, which was obtained as of October 25, 2011, and any other required oil and gas related foreign governmental consents, approvals and authorizations, the failure to obtain which would reasonably be expected to have a material adverse effect on New ZaZa, shall have been obtained or the related waiting periods, where the failure to observe such waiting period would reasonably be expected to have a material adverse effect on New ZaZa, shall have expired or terminated;

•	either (i) the IRS has issued a private letter ruling that the receipt of New ZaZa common stock in exchange for Toreador common stock and limited liability company interests in ZaZa will qualify as a nonrecognition transaction under Section 351 of the Code, and such ruling is reasonably satisfactory to Toreador or ZaZa, or (ii) in the case of Toreador, Toreador shall have received an opinion of its counsel that the receipt of New ZaZa common stock in exchange for Toreador common stock will qualify as a nonrecognition transaction under Section 351 of the Code or a reorganization under Section 368(a) of the Code (which condition shall not be waivable by Toreador after the approval of the merger agreement by its stockholders) and, in the case of ZaZa, ZaZa shall have received an opinion of its counsel that the receipt of New ZaZa common stock in exchange for limited liability company interests in ZaZa will qualify as a nonrecognition transaction under Section 351 of the Code;

•	the performance in all material respects of the other party with its covenants and agreements in the merger agreement and receipt of an officer’s certificate to that effect;

•	the accuracy of the representations and warranties of the other party (with certain exceptions for inaccuracies that are de minimis or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties) and receipt of an officer’s certificate to that effect;

•	the absence of the occurrence of a material adverse effect with respect to the other party; and

•	the sum of the following amounts is not less than $10 million:

•	Toreador’s and ZaZa’s cash immediately before closing, plus

•	the amount of Toreador’s and ZaZa’s borrowing capacity immediately before closing that will remain in effect after closing, plus

•	the amount of any cash of New ZaZa, Toreador and ZaZa reasonably expected to be funded (whether by borrowings, issuance or equity interests or otherwise) prior to or substantially concurrently with closing, plus

•	any borrowing capacity reasonably expected to be available to New ZaZa, Toreador and ZaZa within five business days of closing after giving effect to any prepayment obligation under any subordinated secured promissory notes triggered by any such borrowing, minus

•	any cash amounts payable by New ZaZa, Toreador and ZaZa in connection with the closing.

In addition, the obligation of Toreador to consummate the merger will be conditioned on the satisfaction or waiver of the following conditions:

•	the performance in all material respects of the current ZaZa owners with their covenants and agreements in their contribution agreement; and

•	the accuracy in all material respects of the representations and warranties of the current ZaZa owners in their contribution agreement.

Termination

The merger agreement may be terminated at any time prior to the consummation of the transactions:

•	by mutual written consent of Toreador and ZaZa;

•	by either Toreador or ZaZa if the transactions contemplated by the merger agreement have not been consummated by June 30, 2012;

•	by either Toreador or ZaZa if at the meeting of the Toreador stockholders, the Toreador stockholders vote against the approval of the merger agreement;

•	by either Toreador or ZaZa if a French or U.S. court shall have issued a final, non-appealable order, decree or injunction permanently prohibiting or making unlawful the transactions contemplated by the merger agreement;

•	by Toreador if:

•	there has been a breach by ZaZa or any of its member of any of their respective representations, warranties or covenants in the merger agreement or the contribution agreement or any of their representations or warranties become untrue such that the relevant closing conditions relating to the accuracy of ZaZa’s and its members’ representations and warranties or their compliance with their covenants, as the case may be, cannot be satisfied; or

•	in connection with a superior proposal, as described in “Termination by Toreador in Connection with a Superior Proposal” above.

•	by ZaZa if:

•	there has been a breach by Toreador of any of its representations, warranties or covenants in the merger agreement or any of its representations or warranties become untrue such that the relevant closing conditions relating to the accuracy of Toreador’s representations and warranties or its compliance with its covenants cannot be satisfied; or

•	prior to the meeting of Toreador’s stockholders, the board of directors of Toreador withdraws or modifies its recommendation that Toreador’s stockholders approve the merger agreement, approves any letter of intent, memorandum of understanding or agreement relating to any acquisition proposal for Toreador, or approves or recommends any acquisition proposal for Toreador.

Termination Fee and Expenses

Other than as set forth below, whether or not the transactions contemplated by the merger agreement are consummated, all costs and expenses incurred in connection with the merger agreement and the consummation of the transactions contemplated thereby will be borne by the party incurring such expenses. Notwithstanding the foregoing, the costs, expenses and filing fees for printing and distributing this proxy statement/prospectus shall be borne by Toreador and the costs, expenses and filing fees for any filings, consents, approvals and authorizations incurred in connection with the $50 million of indebtedness permitted to be incurred by New ZaZa will be shared equally by Toreador and ZaZa.

Toreador will pay ZaZa a termination fee of $3,500,000 if:

•	Toreador terminates the merger agreement to enter into a definitive transaction agreement for a superior proposal, in accordance with the description in “Termination by Toreador in Connection with a Superior Proposal” above;

•	ZaZa terminates the merger agreement because, prior to the meeting of Toreador’s stockholders, the board of directors of Toreador withdraws or modifies its recommendation that Toreador’s stockholders approve the merger agreement, approves any letter of intent, memorandum of understanding, agreement relating to any acquisition proposal for Toreador; or approves or recommends any acquisition proposal for Toreador;

•	an acquisition proposal for Toreador has been made to Toreador or been publicly disclosed, either Toreador or ZaZa terminates the merger agreement because the transactions contemplated thereby have not been consummated by June 30, 2012 and as of the date of such termination, the closing conditions relating to the accuracy of representations and warranties or compliance with covenants have been satisfied with respect to ZaZa but not Toreador, and within 12 months after such termination, Toreador enters into, or consummates, a definitive agreement for an acquisition proposal for Toreador (where references in the definition of acquisition proposal to 20% or more are deemed to be references to 50% or more); or

•	an acquisition proposal for Toreador has been made to Toreador or been publicly disclosed, either Toreador or ZaZa terminates the merger agreement because the Toreador stockholders have voted on, but not approved, the merger agreement, and within 12 months after such termination, Toreador enters into, or consummates, a definitive agreement for an acquisition proposal for Toreador (where references in the definition of acquisition proposal to 20% or more are deemed to be references to 50% or more).

Toreador will reimburse ZaZa’s out of pocket expenses up to a maximum of $750,000 if ZaZa terminates the merger agreement because there has been a breach by Toreador of any of its representations, warranties or covenants in the merger agreement or any of its representations or warranties become untrue such that the relevant closing conditions relating to the accuracy of Toreador’s representations and warranties or its compliance with its covenants cannot be satisfied.

ZaZa will reimburse Toreador’s out of pocket expenses up to a maximum of $750,000 if Toreador terminates the merger agreement because there has been a breach by ZaZa or any of its members of any of their respective representations, warranties or covenants in the merger agreement or the contribution agreement or any of their representations or warranties become untrue such that the relevant closing conditions relating to the accuracy of ZaZa’s and its members’ representations and warranties or their compliance with their covenants, as the case may be, cannot be satisfied.

Tax Distributions

The merger agreement contemplates that certain tax distributions will be made to the current ZaZa owners prior to the closing, subject to the minimum cash condition. Following the closing and based on the Schedule K-1 for ZaZa prepared by Mohle Adams (the accounting firm that has prepared Schedule K-1s for ZaZa in the past) if it is determined that the amount of the tax distributions for any period ending on or before the closing were underestimated prior to the closing (including any tax distributions paid pursuant to a note issued by ZaZa), ZaZa shall promptly pay to the current ZaZa owners the amount of such shortfall. In the event that it is determined that the amount of the tax distributions were overestimated prior to the closing (including any tax distributions paid pursuant to a note), the current ZaZa owners shall promptly pay ZaZa for the amount of such excess.

Amendment and Waiver

The merger agreement may be amended at any time by a written instrument signed on behalf of each of the parties to the merger agreement, but after the approval of the merger by Toreador’s stockholders, no amendment will be made which by law requires the further approval of stockholders unless such amendment is approved by Toreador’s stockholders.

Except as provided in the merger agreement, no action taken by any party to the merger agreement as a result of any breach or default thereunder by any other party thereto shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements in the merger agreement.

Description of the Contribution Agreement with the ZaZa Members

This section of the proxy statement/prospectus describes the material terms of the contribution agreement, as amended. The following summary is qualified in its entirety by reference to the complete text of the contribution agreement, which is incorporated by reference and attached as Annex C to this proxy statement/prospectus. We urge you to read the full text of the contribution agreement.

On August 9, 2011, in connection with the execution of the merger agreement, the holders of limited liability company interests of ZaZa (referred to as “current ZaZa owners” in this proxy statement/prospectus) entered into a contribution agreement with New ZaZa.

Pursuant to the contribution agreement, simultaneously with the consummation of the merger, each of the current ZaZa owners will contribute all of its outstanding limited liability company interests in ZaZa to New ZaZa, free and clear of all liens. Prior to the effective time of the contribution, one of the current ZaZa owners will contribute one percent of the outstanding ZaZa limited liability company interests to a wholly-owned subsidiary, and at the effective time will contribute all of the shares of common stock in such subsidiary to New ZaZa.

Under the terms of the contribution agreement, in exchange for the contribution of the limited liability company interests of ZaZa, the current ZaZa owners will receive New ZaZa common stock and $45.2 million in cash and/or newly issued subordinated secured promissory notes of New ZaZa. In this proxy statement/prospectus, we refer to the $45.2 million in cash and/or subordinated secured promissory note consideration as the “ZaZa non-equity consideration.”

Under the terms of the merger agreement, ZaZa is permitted to:

•	make distributions of up to $13.9 million, in the aggregate, as a return of capital, to the holders of ZaZa’s limited liability company interests, which we refer to as “return of capital distributions,” unless making such distributions would reasonably be expected to cause the minimum cash condition to fail to be satisfied, provided that any return of capital distributions will result in a corresponding decrease in the ZaZa non-equity consideration;

•	make tax distributions to the current ZaZa owners with respect to the net income of ZaZa for the period from March 2009 through December 31, 2010 even if such distributions would result in a failure to satisfy the minimum cash condition;

•	make tax distributions on or after January 14, 2012 to the current ZaZa owners with respect to the net income of ZaZa for the period from January 1, 2011 through closing, even if such distributions would result in a failure to satisfy the minimum cash condition; and

•	repay approximately $3 million of personal loans made to ZaZa by the current ZaZa owners, which we refer to as the “member loans,” unless such repayments would reasonably be expected to cause the minimum cash condition to fail to be satisfied.

To the extent that any portion of member loans are not made or paid by ZaZa prior to closing, at closing ZaZa will issue secured subordinated promissory notes to the holders of ZaZa’s limited liability company interests with an aggregate outstanding principal amount equal to the unpaid member loans. In addition, to the extent that the additional compensation is not paid by ZaZa prior to closing, at closing New ZaZa will issue secured subordinated promissory notes to the managing partners with an aggregate principal amount equal to the unpaid additional compensation. These secured subordinated promissory notes will have the same terms as the up to $45.2 million of secured subordinated promissory notes that New ZaZa may issue in exchange for the contribution of the limited liability company interests of ZaZa, except that the secured subordinated promissory notes issued by ZaZa in respect of unpaid member loans will be secured by ZaZa’s assets (other than assets relating to oil and gas production) and the secured subordinated promissory notes issued by New ZaZa in respect of ZaZa’s unpaid additional compensation will be secured by all of the outstanding shares of Toreador common stock acquired by New ZaZa in the merger (in addition to the limited liability company interest of ZaZa contributed to New ZaZa). New ZaZa estimates that, if New ZaZa, Toreador and ZaZa raise no more than the minimum amount of financing necessary to satisfy the minimum cash condition and the closing occurs in February, 2012, New ZaZa and ZaZa will be required to issue at closing secured subordinated promissory notes in an aggregate principal amount of approximately $20.5 million, in addition to the $45.2 million of secured subordinated promissory notes.

New ZaZa will also deliver a certificate representing fully paid and nonassessable shares of New ZaZa common stock to each of the ZaZa members. Each certificate will be for one-fourth of 101,302,468 shares, equal to the number of shares of Toreador estimated to be outstanding immediately prior to the closing multiplied by four. New ZaZa will deliver to the ZaZa members, cash in lieu of fractional shares of New ZaZa common stock for an amount equal to the value of such fractional shares. More information regarding the New ZaZa common stock is set forth in “Description of New ZaZa Capital Stock” beginning on page 159.

In the contribution agreement, each of the ZaZa members and New ZaZa made customary representations and warranties, including that (i) each of the ZaZa members and New ZaZa is in good standing and has the authority to enter into the contribution agreement and (ii) none of the ZaZa members or the New ZaZa has entered into an arrangement with a broker to pay any fees in connection with the negotiations for the contribution. The ZaZa members made covenants in the contribution agreement, including (a) not to transfer, assign or otherwise dispose of any of the limited liability company interests in ZaZa and (b) to comply with ZaZa’s covenants in the merger agreement not to initiate, solicit or knowingly facilitate any inquiries relating to alternative business combination transactions for ZaZa.

Under the terms of the contribution agreement, consummation of the contribution is subject to several conditions, including (i) the satisfaction or waiver of the conditions to closing contained in the merger agreement, (ii) material accuracy of the representations and warranties of the other parties to the contribution agreement and (iii) the performance by the other parties to the contribution agreement of their respective covenants in all material respects.

The contribution agreement may be terminated by either ZaZa or any of the ZaZa members if any of the ZaZa members or New ZaZa, respectively, materially breaches the contribution agreement, which breach is not cured or curable within a certain period. The contribution agreement shall automatically terminate if the merger agreement is validly terminated for any reason.

Unless terminated pursuant to the terms of the contribution agreement, and subject to the satisfaction or waiver of the conditions contained therein, the contribution will occur simultaneously with the closing.

Description of the Secured Subordinated Promissory Notes to be Issued to the Current ZaZa Owners

This section of the proxy statement/prospectus describes the material terms of the secured subordinated promissory notes to be issued to the current ZaZa owners. The following summary is qualified in its entirety by reference to the complete text of the notes, the form of which is attached as an exhibit to the contribution agreement. We urge you to read the full text of the notes.

Pursuant to their contribution agreement with New ZaZa, the current ZaZa owners will be entitled to $45.2 million in cash and/or newly issued subordinated secured promissory notes of New ZaZa. Each of Toreador’s and ZaZa’s obligations to consummate the transactions is subject to the condition that the sum of the following amounts is not less than $10 million:

•	Toreador’s and ZaZa’s cash immediately before closing, plus

•	the amount of Toreador’s and ZaZa’s borrowing capacity immediately before closing that will remain in effect after closing, plus

•	the amount of any cash of New ZaZa, Toreador and ZaZa reasonably expected to be funded (whether by borrowings, issuance or equity interests or otherwise) prior to or substantially concurrently with closing, plus

•	any borrowing capacity reasonably expected to be available to New ZaZa, Toreador and ZaZa within five business days of closing after giving effect to any payment obligations under the subordinated secured promissory notes triggered by any such borrowing, minus

•	any cash amounts payable by New ZaZa, Toreador and ZaZa in connection with the closing.

We refer to this condition as the “minimum cash condition.” The ZaZa non-equity consideration will be paid in the form of subordinated secured promissory notes, rather than in the form of cash, if and to the extent that the payment of the ZaZa non-equity consideration in cash would give rise to a failure of the minimum cash condition described below. The ZaZa non-equity consideration will be paid in the form of cash only if and to the extent that the payment of the ZaZa non-equity consideration in cash would not give rise to a failure of the minimum cash condition.

In addition, under the terms of the merger agreement, prior to the consummation of the proposed transactions, ZaZa is permitted to:

•	make distributions of up to $13.9 million, in the aggregate, as a return of capital, to the holders of ZaZa’s limited liability company interests, which we refer to as “return of capital distributions,” unless making such distributions would reasonably be expected to cause the minimum cash condition to fail to be satisfied, provided that any return of capital distributions will result in a corresponding decrease in the ZaZa non-equity consideration;

•	make tax distributions to the holders of ZaZa’s limited liability company interests with respect to the net income of ZaZa for the period from March 2009 through December 31, 2010 even if such distributions would result in a failure to satisfy the minimum cash condition; such unpaid tax distributions are estimated by ZaZa to be approximately $1.1 million in the aggregate;

•	make tax distributions on or after January 14, 2012 to the holders of ZaZa’s limited liability company interests with respect to the net income of ZaZa for the period from January 1, 2011 through closing, even if such distributions would result in a failure to satisfy the minimum cash condition; the tax distributions in respect of the period from January 1, 2011 through December 31, 2011 are estimated by ZaZa to be approximately $1.5 million in the aggregate;

•	pay to the managing partners of ZaZa back salary, bonuses, incentive compensation or other compensation payable to them in respect of periods prior to closing or in connection with the proposed transactions, unless paying these amounts would reasonably be expected to cause the minimum cash condition to fail to be satisfied; we refer to these amounts, excluding ordinary course base salary and benefits, as “additional compensation” and estimate that the additional compensation will be approximately $17.5 million in the aggregate if the closing occurs in February, 2012; and

•	repay approximately $3 million of personal loans made to ZaZa by the holders of ZaZa’s limited liability company interests, which we refer to as the “member loans,” unless such repayments would reasonably be expected to cause the minimum cash condition to fail to be satisfied.

To the extent that any portion of the member loans are not made or paid by ZaZa prior to closing, at closing ZaZa will issue secured subordinated promissory notes to the holders of ZaZa’s limited liability company interests with an aggregate outstanding principal amount equal to the unpaid member loans. In addition, to the extent that the additional compensation is not paid by ZaZa prior to closing, at closing New ZaZa will issue secured subordinated promissory notes to the managing partners with an aggregate principal amount equal to the unpaid additional compensation. New ZaZa estimates that, if New ZaZa, Toreador and ZaZa raise no more than the minimum amount of financing necessary to satisfy the minimum cash condition and the closing occurs in February, 2012, New ZaZa and ZaZa will be required to issue at closing secured subordinated promissory notes in an aggregate principal amount of approximately $20.5 million, in addition to the $45.2 million of secured subordinated promissory notes.

These secured subordinated promissory notes will bear simple interest at a rate of 8% per annum and will require New ZaZa and/or ZaZa to make monthly interest payments on the last day of each calendar month.

The secured subordinated promissory notes will mature on the fourth anniversary of the closing, subject to mandatory prepayments in specified circumstances. Except for the mandatory prepayments described below, there are no principal payments prior to maturity. New ZaZa and/or ZaZa may prepay all or a portion of the principal and interest amounts, in whole or in part and at any time. If after closing of the merger, New ZaZa or any of its subsidiaries consummates a debt or equity financing, within five days of the closing of that financing, New ZaZa and/or ZaZa must prepay the lesser of (a) the principal amount under the notes and all accrued interest or (b) 20% of the net cash proceeds of the financing multiplied by a fraction, the numerator being the outstanding balance of the notes payable to the holder of the applicable note, and the denominator being the aggregate outstanding balance of all of the secured subordinated promissory notes described above.

The secured subordinated promissory notes issued by New ZaZa in respect of the ZaZa non-equity consideration will be secured by all of the outstanding limited liability company interests of ZaZa contributed to New ZaZa at closing by the ZaZa member holding the note, the secured subordinated promissory notes issued by ZaZa in respect of unpaid member loans will be secured by ZaZa’s assets (other than assets relating to oil and gas production) and the secured subordinated promissory notes issued by New ZaZa in respect of unpaid compensation will be secured by all of the outstanding shares of Toreador common stock acquired by New ZaZa in the merger and all of the outstanding limited liability company interests of ZaZa contributed to New ZaZa at closing. The secured subordinated promissory notes also will be subordinated to up to $150 million of senior indebtedness of New ZaZa.

New ZaZa will retain its voting and consent rights in the limited liability company interests so long as no event of default has occurred.

Each of the secured subordinated promissory notes provides that if there is an event of default under the note, including if New ZaZa or ZaZa, as applicable, fails to (i) make any payment under the note when due, (ii) create or continue a valid, perfected security interest in the applicable collateral or (iii) observe or perform any covenant, condition or agreement in the pledge agreement or security agreement and such default remains unremedied for 30 days, then the holder has the right to declare the entire principal balance and all accrued interest due and payable.

Under the terms of the pledge agreement or security agreement, New ZaZa or ZaZa, respectively, will perfect such ZaZa member’s or ZaZa managing partner’s security interest in the pledged collateral to create a valid, perfected security interest in each ZaZa member’s or ZaZa managing partner’s favor. Upon an event of default of the note, among other things, (i) each note holder may exercise any of its rights as a secured creditor against the collateral pursuant to the Uniform Commercial Code as in effect in the State of New York, and (ii) the voting and consent rights in the membership interests pass from New ZaZa to the note holder (where such membership interests constitute collateral). The pledge agreement or security agreement shall terminate upon the full payment and performance of the notes and the applicable note holder shall return the pledged membership interests to New ZaZa.

Description of the Contribution Agreement with the Holders of Net Profits Interests

This section of the proxy statement/prospectus describes certain material terms of the net profits interests contribution agreement. The following summary is qualified in its entirety by reference to the complete text of the net profits interests contribution agreement, which is incorporated by reference and attached as Annex D to this proxy statement/prospectus. We urge you to read the full text of the net profits interests contribution agreement.

On August 9, 2011, in connection with the execution of the merger agreement, the holders of net profits interests in ZaZa entered into a contribution agreement with ZaZa and New ZaZa, referred to as the “net profits interests contribution agreement” in this proxy statement/prospectus.

Pursuant to the terms of the net profits interests contribution agreement, the holders of all of the net profits interests in ZaZa will exchange 100% of such interests to New ZaZa, free and clear of all liens.

Under the terms of the net profits interests contribution agreement, in exchange for and in consideration of the exchange by each of the holders of the net profits interests in ZaZa to New ZaZa, New ZaZa will deliver the holders of such interests an aggregate amount in cash of $4.8 million.

In the net profits interests contribution agreement, each of the holders of ZaZa net profits interests and New ZaZa made customary representations and warranties, including that (i) it is in good standing and has the authority to enter into the net profits interests contribution agreement and (ii) it has not entered into an arrangement with a broker to pay any fees in connection with the negotiations for the contribution. The holders of net profits interests in ZaZa made certain covenants in the net profits interests contribution agreement, including to not transfer, assign or otherwise dispose of any of the net profits interests in ZaZa.

Consummation of the net profits interests contribution is subject to conditions, including (i) the satisfaction or waiver of the conditions to closing contained in the merger agreement, (ii) material accuracy of the representations and warranties of the other parties to the net profits interests contribution agreement and

(iii) the performance by the other parties to the net profits interests contribution agreement of their respective covenants in all material respects.

The net profits interests contribution agreement may be terminated by any of ZaZa or the holders of net profits interests in ZaZa if any of such holders or New ZaZa, respectively, materially breaches the net profits interests contribution agreement, which breach is not cured or curable within a certain period. The net profits interests contribution agreement automatically terminates if the merger agreement is validly terminated for any reason.

Unless terminated pursuant to the terms of the net profits interests contribution agreement, and subject to the satisfaction or waiver of the conditions contained therein, the contribution of net profits interests in ZaZa will occur simultaneously with the closing.

Description of the Stockholders’ Agreement

This section of the proxy statement/prospectus describes certain material terms of the stockholders’ agreement. The following summary is qualified in its entirety by reference to the complete text of the stockholders’ agreement, which is incorporated by reference herein and attached as Annex E to this proxy statement/prospectus. We urge you to read the full text of the stockholders’ agreement.

On August 9, 2011, in connection with the execution of the merger agreement, New ZaZa and the ZaZa members entered into a stockholders’ agreement. The stockholders’ agreement will become effective upon the consummation of the transactions.

Pursuant to the stockholders’ agreement and the form of amended and restated bylaws of New ZaZa, for the three years following the closing, the current ZaZa owners will be entitled to designate a proportional number of directors to the Board (but not more than seven) based upon the current ZaZa owners’ (and their permitted transferees’) percentage ownership of New ZaZa. During such period, as long as the current ZaZa owners (and their permitted transferees) own at least 72.2% of the outstanding shares of New ZaZa common stock, they will continue to have the right to designate seven directors, two of which will be designated by a nominating committee consisting of two directors selected by the Toreador designees (and their successors) and one of which will be an independent director selected by the current ZaZa owners. Pursuant to the stockholders’ agreement, for three years after closing, in connection with each annual meeting of the stockholders of New ZaZa, or special meeting calling for the election of directors, the current ZaZa owners and their permitted transferees will have the right to nominate a number of directors of New ZaZa in proportion to their percentage ownership of New ZaZa common stock, and a three member nominating committee, two of the members of which will be the initial Toreador designees or their successors, will nominate the remaining number of directors for election at the annual meeting. The current ZaZa owners have agreed to vote their shares in favor of the individuals nominated and not to vote in favor of the removal of any such individuals in accordance with the foregoing. If, prior to the third anniversary of the closing, there is a death, resignation, retirement or removal of a director or other vacancy on the board of directors of New ZaZa, ZaZa will have the right to fill the vacancy if such director was appointed by ZaZa and ZaZa and its permitted transferees maintain ownership of at least 72.2% of the outstanding shares of New ZaZa common stock, and the nominating committee will have the right to fill any other vacancy.

The stockholders’ agreement provides that, after the six-month anniversary of the consummation of the transactions, the holders of at least 25% of New ZaZa common stock will have the right to request, up to ten separate times, that New ZaZa file a registration statement (including a shelf registration statement) under the Securities Act of 1933, subject to certain limitations and conditions described in the stockholder’s agreement, for New ZaZa common stock representing the lesser of $10 million and 2.5% of the then-outstanding shares of New ZaZa common stock. New ZaZa is not obligated to effect more than two registration statements (including under a shelf registration statement) in any twelve month period.

The stockholders’ agreement also provides the holders of New ZaZa certain “piggyback” registration rights after the six-month anniversary of the consummation of the transactions, if New ZaZa proposes to sell any of its equity securities in a registered offering for its own account or the account of any holder of shares, subject to certain limitations and conditions described therein. Pursuant to the stockholders’ agreement, certain conditions must be satisfied prior to the filing of any registration statement, including that all stockholders participating in the offering comply with securities laws and provide certain information to New ZaZa upon New ZaZa’s reasonable request.

The stockholders’ agreement provides that, upon the request of the lead underwriter in connection with a registration statement, New ZaZa and its stockholders shall not effect any offer or transfer of the shares being registered or offered (with certain exceptions) for a period of seven days prior to and up to ninety days after the effective date of the registration. The stockholders agreement sets forth additional procedural and timing provisions and indemnification and contribution obligations of the stockholders and New ZaZa relating to the registration rights. The registration rights terminate on the date that the shares are no “registrable securities,” meaning that the shares have been sold under a registration statement or Rule 144 of the Securities Act of 1933 or are no longer subject to the volume restrictions contained in Rule 144, and, with respect to any holder of shares of New ZaZa common stock, when such holder no longer owns any shares of New ZaZa common stock.

Pursuant to the stockholders’ agreement, the current ZaZa owners will be subject to certain standstill limitations (which, among other things, prohibit additional purchases of New ZaZa common stock if such purchases would result in any of the current ZaZa owners beneficially owning in excess of the percentage of the shares of New ZaZa common stock that such current ZaZa owner will beneficially own immediately after closing) until the earlier of (i) such time at which such current ZaZa owner and its permitted transferees (and any group any of them is a part of that is formed for the purpose of acquiring, holding, voting, or disposing of the capital stock entitled to vote in an election of directors) beneficially owns less than 15% of more of the voting stock of New ZaZa, (ii) such time at which all current ZaZa owners beneficially own less than 25% of the voting stock of New ZaZa in the aggregate and (iii) the third anniversary of the date of consummation of the transactions. The stockholders of New ZaZa will also be subject to a prohibition on transfers for the six-month period following the closing, and a prohibition on transfers following the six-month anniversary of the date of consummation of the transactions, except sales (subject to certain conditions described in the stockholders’ agreement) pursuant to a registration statement, Rule 144, or a private sale exempt from registration where the transferee will not, after the transfer, own more than 10% of the voting power of New ZaZa. The restrictions on transfer in the stockholders’ agreement shall not apply to a transfer by a stockholder of New ZaZa to a permitted transferee of such stockholder.

Description of the Non-Competition Agreements

This section of the proxy statement/prospectus describes certain material terms of the non-competition agreements. The following summary is qualified in its entirety by reference to the complete text of the form of non-competition agreement, which is incorporated by reference and attached as Annex F to this proxy statement/prospectus. We urge you to read the full text of the form of non-competition agreement.

On August 9, 2011, in connection with and as required by the execution of the merger agreement, New ZaZa and the controlling person of each ZaZa member, referred to as a “restricted person” in this proxy statement/prospectus, entered into separate non-competition agreements.

Under the terms of the non-competition agreements, each restricted person has agreed that, for the period that is the later of (a) the date of termination of such person’s employment with ZaZa or (b) the third anniversary of the date of consummation of the transactions, and without the prior written consent of New ZaZa, the restricted person and its controlled affiliates will not engage in, carry on or assist any oil or gas business that competes with New ZaZa, ZaZa and Toreador and their present and future subsidiaries, in specified areas or acquire oil and gas interests in, or acquire interests in any businesses with oil and gas interests in, specified areas. The restricted persons also agree not to advise, request, induce, attempt to induce or otherwise divert any customer, supplier, licensee or other business relation of New ZaZa, ZaZa, Toreador, or their present and future subsidiaries, to materially curtail, limit or cease doing any business with any such entities or materially interfere with the customer, supplier and other business relationships of, or oil and gas interests or the businesses of, New ZaZa, ZaZa, Toreador or their present and future subsidiaries.

The non-competition agreements extend to such activities in the Eagle Ford and the Eaglebine regions and the Paris Basin. The restricted persons agree that the geographic, activity and time limitations of the non-

competition agreements are fair, reasonable, necessary and properly required for the adequate and legitimate protection of the business interests of New ZaZa.

The non-competition agreements do not prohibit the restricted persons or their controlled affiliates from acquiring equity interests in a company as a passive investor if such equity interest is not publicly traded or if such equity interest is publicly traded and the restricted persons do not otherwise have beneficial ownership of 5% or greater of the issued and outstanding voting stock of New ZaZa, so long as in each case, the restricted persons do not otherwise control such company. The non-competition agreements also do not prohibit the restricted persons and their controlled affiliates from owning or managing its oil and gas interests in certain entities owned or leased by the restricted persons prior to the date of the non-competition agreements.

The restrictions in the non-competition agreements will not apply to any opportunity in which the restricted persons would otherwise be prohibited from participating if such opportunity is first offered to New ZaZa and a majority of the full board of directors of New ZaZa, including a majority of the disinterested directors, decline to pursue such opportunity, or a majority of the disinterested directors fails to determine as to whether New ZaZa will pursue such opportunity within ten business days following such offer.

Description of the Letter Agreements

This section of the proxy statement/prospectus describes certain material terms of the letter agreements. The following summary is qualified in its entirety by reference to the complete text of the form of letter agreement, which is incorporated by reference and attached as Annex G to this proxy statement/prospectus. We urge you to read the full text of the form of letter agreement.

On August 9, 2011, in connection with the execution of the merger agreement and the contribution agreements, the ZaZa managing partners each entered into a separate letter agreement with ZaZa and New ZaZa.

The letter agreements provide that ZaZa and the ZaZa managing partners will terminate each of the ZaZa managing partners’ employment agreements with ZaZa at closing. Upon termination of the employment agreements at closing, New ZaZa will assume ZaZa’s obligation to pay to each ZaZa managing partner any compensation, including back salary, bonuses, incentive compensation and other compensation payable in respect of periods prior to the closing or in connection with the transactions contemplated by the closing (other than base salary and benefits in the ordinary course of business consistent with past practice), less any amounts previously paid (such amounts, “additional compensation,” which ZaZa expects will be approximately $17.5 million if the closing occurs in February, 2012). To the extent that ZaZa does not pay any portion of the additional compensation prior to closing in order to meet the minimum cash condition, New ZaZa will issue a promissory note to each ZaZa managing partner upon termination of such ZaZa managing partner’s employment agreement for the additional compensation. Each promissory note will be subordinate to the liens in favor of New ZaZa’s senior debt (as defined in the form of promissory note) on terms reasonably requested by the senior lender and pursuant to the terms of a security agreement. See “— Description of the Secured Subordinated Promissory Notes to be Issued to the Current ZaZa Owners” beginning on page 102.

PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma combined financial information of New ZaZa presented below has been derived from the ZaZa historical financial statements included in this proxy statement/prospectus and from the Toreador historical financial statements incorporated by reference into this proxy statement/prospectus. The pro forma adjustments give effect to the merger of Toreador with and into Thor Merger Sub (a wholly owned subsidiary of New ZaZa) and the contribution of membership interests by the current ZaZa owners to New ZaZa. The unaudited pro forma combined financial information should be read in conjunction with the “ZaZa Management’s Discussion & Analysis” and the historical financial statements of ZaZa and the notes thereto included in this proxy statement/prospectus and the Management’s Discussion and Analysis of Financial Condition and Result of Operations of Toreador and the historical financial statements and the notes thereto included in Toreador’s Form 10-K/A for the year ended December 31, 2010 and the Form 10-Q for the quarterly period ended September 30, 2011 incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma combined statement of income for the nine months ended September 30, 2011 has been prepared as though the combination occurred as of January 1, 2011 and the unaudited pro forma combined statement of income for the year ended December 31, 2010 has been prepared as though the combination occurred as of January 1, 2010. The unaudited pro forma combined balance sheet at September 30, 2011 has been prepared as though the combination occurred on September 30, 2011. The pro forma adjustments are based on available information and assumptions that ZaZa and Toreador management believe are reasonable; however, such adjustments are subject to change based on the debt financing available and required at the closing. In addition, such adjustments are estimates and are subject to change.

The unaudited pro forma combined financial statements are provided for informational purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of New ZaZa would have been had the transactions occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position.

The transactions will be treated by New ZaZa as a reverse merger under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, ZaZa will be considered to be acquiring Toreador in this transaction. Under the purchase method of accounting, the assets and liabilities of Toreador will be recorded at their respective fair values and added to those of ZaZa.

All unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the purchase method to account for the transactions. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the assigned fair values of Toreador’s tangible and identifiable intangible assets and liabilities. In addition, estimates related to merger-related charges are subject to final decisions related to combining Toreador and ZaZa. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments, which could have a material effect on the pro forma results of operations.

The actual amounts recorded as of the completion of the transactions may differ materially from the information presented in these unaudited pro forma combined financial statements as a result of several factors, including the following:

•	changes in Toreador’s net assets between the pro forma balance sheet date of September 30, 2011 and the closing of the transactions, which could impact the preliminary estimated purchase price or the preliminary estimated fair values as of the effective date of the transactions;

•	the value of New ZaZa as of the effective date of the transactions;

•	the timing of the completion of the transactions; and

•	other changes in ZaZa’s net assets that may occur prior to completion of the transactions, which could cause material differences in the information presented.

The unaudited pro forma combined financial statements do not reflect any cost savings or other synergies that the management of Toreador and ZaZa believe could have been achieved had the transactions been completed on the dates indicated and are not necessarily indicative of the financial position or results of operations presented as of the dates or for the periods indicated, or the results of operations or financial position that may be achieved in the future.

The pro forma adjustments include the following items:

•	the issuance of one-fourth of the anticipated shares of New ZaZa to the common stockholders of Toreador and three-fourths of the shares to the holders of ZaZa’s limited liability company interests;

•	the issuance of subordinated secured promissory notes with an aggregate principal amount of $45.2 million to the holders of ZaZa’s limited liability company interests in connection with their contribution to New ZaZa of their limited liability company interests in ZaZa;

•	the issuance of additional subordinated secured promissory notes with an aggregate principal amount of $18.3 million to the holders of ZaZa’s limited liability company interests and the ZaZa managing partners in respect of tax distributions and, back salary, bonuses, incentive compensation or other compensation and personal loans made to ZaZa by the holders of ZaZa’s limited liability company interests;

•	tax distributions in the amount of $1.1 million in cash expected to be made to the holders of ZaZa’s limited liability company interests prior to closing;

•	payment of $4.8 million in cash in exchange for the contribution to New ZaZa of the net profits interests;

•	the assumed incurrence of debt financing of $52 million prior to completion of the transactions, the assumed refinancing of the $35 million of Toreador’s convertible debt, including accrued interest, and the funding of transaction costs and other severance and bonus payments to be made to both ZaZa and Toreador employees;

•	adjustment to the Toreador historical balance sheet amounts to their estimated fair value;

•	adjustments to reflect income taxes as if ZaZa were subject to federal income taxes;

•	adjustment to depreciation, depletion and amortization based on the increase in basis as a result of revaluing the Toreador assets to their estimated fair value; and

•	adjustment to interest expense based on the debt outstanding after giving effect to assumed debt financing, the refinancing of Toreador’s convertible debt and the issuance of the secured subordinated promissory notes as discussed above.

Our unaudited pro forma consolidated statements of income do not include adjustments for all of the costs of operating as a combined company, including possible higher information technology, tax, accounting, treasury, investor relations, insurance and other expenses related to being a larger multinational company versus amounts historically reflected for these items in Toreador and ZaZa’s historical financial statements. Such possible increased costs are not included in the unaudited pro forma consolidated financial statements as their impact is not factually supportable in accordance with GAAP.

The unaudited pro forma consolidated financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.

ZaZa Energy Corporation

Pro-Forma Combined Balance Sheet
As of September 30, 2011
(Unaudited)

			Pro Forma	Pro Forma
	ZaZa	Toreador	Adjustments	Combined
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$13,287	$6,856	$14,457	$34,600
Restricted cash	1	750	—	751
Accounts receivable	28,191	3,152	—	31,343
Accounts receivable — related party	55	—	—	55
Prepayments and other current assets	1,254	4,057	—	5,311

Total current assets	42,788	14,815	14,457	72,060
Oil and gas properties	13,475	111,151	36,004	160,630
Property and equipment	2,159	—	950	3,109
Less accumulated depreciation	(826)	(48,227)	48,227	(826)

Net property and equipment	14,808	62,924	85,181	162,913
Investments	—	200	(200)	—
Goodwill	—	3,724	(3,724)	—
Other assets	—	1,374	(624)	750

TOTAL ASSETS	$57,596	$83,037	$95,090	$235,723

LIABILITIES AND MEMBERS’ EQUITY/STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable-trade	$18,240	$9,579	$12,850	$40,669
Advances from joint interest owner	2,452	—	—	2,452
Accounts payable-related parties	341	—	—	341
Accrued liabilities	17,228	—	11,900	29,128
Deferred lease payable — current portion	—	118	—	118
Derivatives	—	518	—	518
Income taxes payable	56	813	—	869
Notes payable to banks	5,000	—	11,811	16,811
Notes payable to members	3,000	—	1,100	4,100

Total current liabilities	46,317	11,028	37,661	95,006
Long-term accrued liabilities	—	223	(223)	—
Deferred lease payable — net of current portion	—	241	(241)	—
Asset retirement obligations	131	7,355	2,576	10,062
Deferred income tax	—	14,004	12,967	26,971
Long-term debt	—	33,702	62,462	96,164

Total liabilities	46,448	66,553	115,202	228,203
Members’/stockholders’ equity:
Member contributions, net	(447)	—	447	—
Retained earnings (accumulated deficit)	11,595	(197,396)	115,571	(70,230)
Common stock	—	4,070	(3,057)	1,013
Additional paid in capital	—	203,120	(126,383)	76,737
Accumulated other comprehensive income	—	9,224	(9,224)	—
Treasury stock	—	(2,534)	2,534	—

Total members’/stockholders’ equity	11,148	16,484	(20,112)	7,520

TOTAL LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY	$57,596	$83,037	$95,090	$235,723

ZaZa Energy Corporation

Pro-Forma Combined Statement of Income
For the Year Ended December 31, 2010
(Unaudited)

			Pro Forma	Pro Forma
	ZaZa	Toreador	Adjustments	Combined
	(In thousands, except per share data)

Revenues:
Bonus Income	$9,778	$—	$—	$9,778
Oil and gas revenues	358	23,994	—	24,352
Other income (expense)	360	16,770	(1,770)	15,360

Total Revenues	10,496	40,764	(1,770)	49,490
Operating expenses:
Lease operating expense and production taxes	23	11,597	—	11,620
Exploration expense	—	1,977	—	1,977
Depletion, depreciation and amortization	341	4,390	4,271	9,002
Accretion on discounted assets and liabilities	—	(89)	35	(54)
General and administrative expense, net	3,518	15,177	(1,770)	16,925
Loss on commodity derivatives	—	444	—	444

Total operating expenses	3,882	33,496	2,536	39,914
Operating income (loss)	6,614	7,268	(4,306)	9,576
Interest (income) expense, net of capitalized	(4)	4,758	2,330	7,084
Foreign currency exchange loss	—	874	—	874
Loss on early extinguishment of debt	—	4,256	—	4,256
Income tax expense	74	6,130	(80)	6,124

Net income (loss) from continuing operations:	$6,544	$(8,750)	$(6,556)	$(8,762)

Pro forma loss per share
Basic loss per share available to common shares				$(0.09)

Diluted loss per share available to common shares				$(0.09)

Pro forma shares outstanding				101,302

ZaZa Energy Corporation

Pro-Forma Combined Statement of Income
For the Nine Months Ended September 30, 2011
(Unaudited)

			Pro Forma	Pro Forma
	ZaZa	Toreador	Adjustments	Combined
	(In thousands, except per share data)

Revenues:
Bonus Income	$15,049	$—	$—	$15,049
Oil and gas revenues	1,277	25,051	—	26,328
Other income (expense)	—	2,919	(2,919)	—

Total Revenues	16,326	27,970	(2,919)	41,377
Operating expenses:
Lease operating expense and production taxes	627	8,505	—	9,132
Exploration expense	—	870	—	870
Depletion, depreciation and amortization	485	4,751	1,750	6,986
Accretion on discounted assets and liabilities	1	175	(22)	154
General and administrative expense, net	10,054	14,862	(2,919)	21,997
Loss on commodity derivatives	—	2,049	—	2,049

Total operating expenses	11,167	31,212	(1,191)	41,188
Operating income (loss)	5,159	(3,242)	(1,728)	189
Interest expense, net of capitalized	152	1,565	3,751	5,468
Foreign currency exchange loss	—	1,136	—	1,136
Income tax expense	56	2,181	(221)	2,016

Net income (loss) from continuing operations:	$4,951	$(8,124)	$(5,258)	$(8,431)

Pro forma loss per share
Basic loss per share available to common shares				$(0.08)

Diluted loss per share available to common shares				$(0.08)

Pro forma shares outstanding				101,302

ZAZA ENERGY CORPORATION

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Overview

On August 9, 2011, Toreador, ZaZa, New ZaZa and Thor Merger Sub, a wholly owned subsidiary of New ZaZa, entered into a merger agreement and the holders of limited liability company interests in ZaZa and the net profits interests in ZaZa entered into related contribution agreements with New ZaZa that provide for (i) the merger of Thor Merger Sub with and into Toreador with Toreador continuing as the surviving entity in that merger, (ii) the direct or indirect contribution by the holders of limited liability company interests in ZaZa of 100% of those interests to New ZaZa, and (iii) the contribution by the holders of net profits interests in ZaZa of 100% of those interests to New ZaZa. Upon the consummation of the transactions, Toreador and ZaZa will be wholly owned subsidiaries of New ZaZa.

In the merger of Thor Merger Sub and Toreador, each outstanding share of Toreador common stock will be converted into the right to receive one share of common stock of New ZaZa.

Upon completion of the direct or indirect contribution by the three holders of limited liability company interests in ZaZa of those interests to New ZaZa, the three ZaZa members will receive an aggregate of three times the number of shares of New ZaZa common stock issuable to the Toreador stockholders in the merger and $45.2 million in cash and/or newly issued subordinated secured promissory notes of New ZaZa. The subordinated secured promissory notes will bear interest at a rate of 8% per annum, will require New ZaZa to make monthly interest payments on the last day of each calendar month and will mature on the fourth anniversary of the closing, subject to mandatory prepayments in specified circumstances. We refer to the $45.2 million in cash and/or subordinated secured promissory note consideration as the “ZaZa non-equity consideration.” The ZaZa non-equity consideration will be paid in the form of subordinated secured promissory notes, rather than in the form of cash, if and to the extent that the payment of the ZaZa non-equity consideration in cash would give rise to a failure of a minimum cash condition contained in the merger agreement. The ZaZa non-equity consideration will be paid in the form of cash only if and to the extent that the payment of the ZaZa non-equity consideration in cash would not give rise to a failure of the minimum cash condition. For purposes of these pro forma financial statements, we have assumed that the ZaZa non-equity consideration will be paid in the form of subordinated secured promissory notes.

Upon completion of the contribution by the four holders of net profits interests in ZaZa of those interests to New ZaZa, such holders will receive an aggregate of $4.8 million in cash.

Immediately after the transactions, the former stockholders of Toreador and the three holders of limited liability company interests of ZaZa will own 25% and 75%, respectively, of New ZaZa’s outstanding common stock

The fair value of the merger consideration to be received by the Toreador stockholders is determined based on closing stock price of $3.04 for the Toreador common stock on the day prior to the execution of the merger agreement (August 8, 2011) and the number of Toreador shares outstanding because the stock price of Toreador common stock provides a more reliable basis for measuring the merger consideration to be received by the Toreador stockholders rather than the estimated fair value of the shares in ZaZa.

The estimate of the fair value of the merger consideration was determined as follows (in thousands (except per share amounts)):

Shares of Toreador as of the date of merger(A)	25,326
Close price August 8, 2011(B)	$3.04

Total estimated purchase price	$76,990

A. Based on 25,325,617 outstanding or deemed outstanding shares of Toreador common stock.

B. Represents the closing price of Toreador stock on August 8, 2011.

ZAZA ENERGY CORPORATION

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

Balance Sheet

The fair value of the merger consideration to be received by the Toreador stockholders is estimated to be approximately $76,990 in the aggregate. This amount will be allocated to Toreador’s tangible and intangible assets and liabilities based on an estimate of the fair value of Toreador’s assets and liabilities. The following allocation (in thousands) of the aggregate fair value is preliminary and subject to adjustment based on the final determination of the value of the merger consideration and the fair value of the assets and liabilities of Toreador.

(in thousands)

Current assets	$6,856
Oil and gas properties	147,155
Furniture, fixtures, and equipment	950
Current liabilities	(11,028)
Long term debt	(35,000)
Severance and other	(3,000)
ARO	(9,931)
Deferred tax liabilities	(26,971)

$76,990

1. Pro forma adjustments to assets consists of the following (in thousands):

	Cash and		Furniture,
	Cash	Oil and Gas	Fixtures &			Other
	Equivalents	Properties	Equipment	Investments	Goodwill	Assets

Net cash received from assumed debt financing	$14,457	$—	$—	$—	$—	$—
Elimination of historical intangibles and goodwill	—	—	—	(200)	(3,724)	(1,374)
Elimination of historical property and equipment, net	—	(62,924)	—	—	—	—
Estimated fair value of properties and equipment	—	147,155	950	—	—	—
Capitalize debt issuance costs on new debt	—	—	—	—	—	750

	$14,457	$84,231	$950	$(200)	$(3,724)	$(624)

ZAZA ENERGY CORPORATION

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

2. Pro forma adjustments to liabilities consists of the following (in thousands):

					Deferred	Asset	Deferred	Long
	Accounts	Accrued	Notes	Long term	Lease	Retirement	Income	Term
	Payable	Liabilities	Payable	Liabilities	Payable	Obligations	Taxes	Debt

To accrue for transaction and debt issuance costs	$12,850	$—	$—	$—	$—	$—	$—	$—
To accrue for net profits interests contribution and severance payments	—	10,800	—	—	—	—	—	—
To accrue for members for tax distributions	—	1,100	—	—	—	—	—	—
Reclass members notes payable to long term	—	—	(3,000)	—	—	—	—	3,000
Elimination of historical long term liabilities	—	—	—	(223)	(241)	(7,355)	(14,004)	(33,702)
Estimated fair value of asset retirement obligations	—	—	—	—	—	9,931	—	—
Estimated value of New ZaZa deferred taxes	—	—	—	—	—	—	26,971	—
Distributions to members as notes for $45.2mm, plus $11.9 mm in members additional compensation	—	—	4,100	—	—	—	—	52,975
Issuance of new debt to replace convertible notes	—	—	11,811	—	—	—	—	40,189

	$12,850	$11,900	$12,911	$(223)	$(241)	$2,576	$12,967	$62,462

3. Pro forma adjustments to members’/stockholders’ equity consists of the following (in thousands):

				Additional
	Members	Retained	Common	Paid in		Treasury
	Contributions	Earnings	Stock	Capital	AOCI	Stock

Elimination of historical equity balances — Toreador	$—	$197,396	$(4,070)	$(203,120)	$(9,224)	$2,534
Elimination of historical equity balances — ZaZa	447	—	—	—	—	—
Issuance of New ZaZa Shares	—	—	1,013	76,737	—	—
Distributions to members	—	(46,300)	—	—	—	—
Nonrecurring transaction costs (see Note (a))	—	(35,525)	—	—	—	—

	$447	$115,571	$(3,057)	$(126,383)	$(9,224)	$2,534

(a) Nonrecurring transaction costs include $4.8 million for net profits interest contribution, $6.0 million for severance, $11.9 million in incentive compensation for the members, and $12.1 million in transaction costs.

ZAZA ENERGY CORPORATION

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

4. Pro forma statements of income of ZaZa have been prepared as if the acquisition had occurred as of the beginning of the period and consist of the following adjustments (in thousands):

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2011	2010

To eliminate other income and reclass to G&A	$(2,919)	$(1,770)
To reclassify G&A expenses billed to Hess as net G&A as opposed to income	2,919	1,770
To adjust depletion expense for new book value of properties	1,750	4,271
To record accretion on ARO	22	35
To adjust interest expense at 5.48% for new debt and 8% for member debt (Note (a))	3,751	2,330
To record combined income tax expense (Note (b))	221	80

	$5,258	$6,556

(a) Assumed rate of 5.48% is based on the LIBOR strip as of September 30, 2011 plus 525 basis points for the assumed debt and 8% on the member notes. An increase in the average interest rate applicable to the assumed debt and member notes of one-eighth of one percent (0.125%) would result in additional interest expense of less than $98,000 and $131,000 for the nine months ended September 30, 2010 and for the year ended December 31, 2010, respectively.

(b) Pro forma income taxes were calculated for ZaZa and the pro forma adjustments based on a statutory federal tax rate of 35%.

SECURITY OWNERSHIP OF TOREADOR MANAGEMENT AND
CERTAIN TOREADOR STOCKHOLDERS

The following table sets forth as of January 11, 2012, the beneficial ownership of Toreador common stock by (i) each named executive officer, each director and each nominee for director of Toreador, (ii) each person who was known to Toreador to be the beneficial owner of more than 5% of the outstanding shares of Toreador common stock and (iii) directors and executive officers of Toreador as a group (seven persons). Except as otherwise indicated, the address for each beneficial owner is 13760 Noel Road #1100, Dallas, Texas 75240. The applicable percentage ownership is based on 25,325,617 shares of Toreador common stock issued and outstanding as of January 11, 2012, and includes, on an individual basis, the number of shares of Toreador common stock that could be acquired by options exercisable within 60 days of January 11, 2012. All information is based upon ownership of record as reflected on the stock transfer books of Toreador or as reported on Schedule 13G or Schedule 13D filed under Rule 13d-1 under the Exchange Act or has been furnished by the respective officers or directors of Toreador. Upon consummation of the transactions, each of the Toreador stockholders will own the same number of shares in New ZaZa that such stockholder owned in Toreador prior to the consummation of the transactions, as shown in the table below. However, since Toreador stockholders in the aggregate will own 25% of New ZaZa, each such stockholder will have a significantly smaller percentage ownership of New ZaZa than such stockholder owned of Toreador.

	Toreador Common Stock
	Beneficially Owned
	Number of		Percent of
	Shares		Class

Directors and Executive Officers:
Bernard de Combret	66,342		*
Adam Kroloff	88,738		*
Ian Vann	80,350		*
Herbert C. Williamson III	79,341		*
Craig McKenzie	318,607	(1)	1.26%
Marc Sengès(2)	85,000	(3)	*
All directors and executive officers as a group (6 persons)	718,378		2.84%
Beneficial owners of 5% or more:
Samana Capital, L.P.	2,060,256	(4)	8.14%
35 Ocean Reef Drive, Suite 142 Key Largo, FL 33037
Zazove Associates, LLC	3,061,666	(5)	12.09%
1001 Tahoe Blvd. Incline Village, NV 89451
David M. Brewer and Joseph E. Griesedieck, III	1,317,261	(6)	5.20%
c/o The Madison Group P.O. Box 613 Summit, NJ 07902

*	Less than one percent

(1)	Includes 104,869 restricted shares of common stock that have not yet vested that will immediately vest upon the consummation of the transactions.

(2)	Mr. Sengès is the current Chief Financial Officer of Toreador, and does not serve as a director of Toreador.

(3)	Includes 36,667 restricted shares of common stock that have not yet vested that will immediately vest upon the consummation of the transactions.

(4)	The amount shown and the following information is derived from Amendment No. 1 to the Schedule 13G filed by Samana Capital, L.P. (“Samana”), reporting beneficial ownership as of December 31, 2010.

Samana reported beneficial ownership of all of the shares, and shared voting and dispositive power with Morton Holdings, Inc., its general partner, and Philip B. Korsant with respect to all of the shares.

(5)	The amount shown and the following information is derived from Amendment No. 3 to the Schedule 13G filed by Zazove Associates, LLC (“Zazove”), reporting beneficial ownership as of December 31, 2011. Zazove, a registered investment advisor, reported beneficial ownership of all of the shares, which include 3,061,666 shares of common stock issuable upon conversion of certain convertible debt securities. Zazove has sole voting and dispositive power with respect to all of the shares. Zazove has discretionary authority with regard to certain accounts that hold the convertible securities. No single account has a more than five percent interest in any class of Toreador’s securities.

(6)	The amount shown and the following information is derived from Amendment No. 6 to the Schedule 13D filed by David M. Brewer and Joseph E. Griesedieck, III, reporting beneficial ownership as of November 14, 2011. Messrs. Brewer and Griesedieck reported beneficial ownership of all of the shares. Mr. Brewer reported sole voting and dispositive power of 1,200,000 shares and shared dispositive power of 117,261 of the shares with Herbert L. Brewer and Mr. Griesedieck. Mr. Griesedieck reported no sole voting and dispositive power with respect to the shares and shared dispositive power of 67,261 of the shares with Mr. Brewer.

Except as otherwise indicated above, all shares shown in the above table are owned directly, and the holder thereof has sole voting and investment power with respect to such shares.

POST-TRANSACTION PRO FORMA SECURITY OWNERSHIP BY
THE CURRENT ZAZA OWNERS

The following table sets forth the expected beneficial ownership of New ZaZa common stock immediately following completion of the transactions by the pre-transaction holders of ZaZa limited liability company interests. The applicable percentage ownership is based on 101,302,468 shares of New ZaZa common stock expected to be outstanding immediately after closing.

	Number of	Percent of
	Shares	Class

Blackstone Oil & Gas, LLC (1)	25,325,617	25%
Omega Energy Corp. (2)	25,325,617	25%
Lara Energy, Inc. (3)	25,325,617	25%

(1)	Todd Alan Brooks, one of the managing partners of ZaZa, is the holder of all of the outstanding equity interests and President of Blackstone Oil & Gas, LLC.

(2)	Gaston L. Kearby, one of the managing partners of ZaZa, is the holder of all of the outstanding shares and President of Omega Energy Corp.

(3)	John E. Hearn Jr., one of the managing partners of ZaZa, is the holder of all of the outstanding shares and President of Lara Energy, Inc.

ZAZA BUSINESS, INDUSTRY & PROPERTIES

General

ZaZa is a privately-held independent exploration and production company focused on the exploration and development of unconventional onshore oil and gas resources in the United States of America. ZaZa’s operations are concentrated in South Texas, including its largest exploration area in the core area of the Eagle Ford shale formation and in the eastern expansion of the Eagle Ford, known as the Woodbine or the “Eaglebine” formation. ZaZa’s headquarters are located at 1301 McKinney Street, Suite 2850, Houston, Texas 77010. ZaZa also has a field office in Corpus Christi, Texas.

ZaZa was formed in March 2009 primarily to acquire and develop unconventional oil and gas resources. Prior to entering into its joint venture arrangement with Hess Corporation in April 2010, ZaZa had limited capital resources and therefore did not make any significant oil and gas property acquisitions. As a result of the capital available to it after entering into the Hess joint venture, ZaZa began leasing oil and gas properties in its core Eagle Ford shale areas in South Texas in 2010. ZaZa first focused its efforts on lease acquisitions under the Hess joint venture, leasing approximately 98,413 gross acres (approximately 9,841 net acres) by December 31, 2010, and generating lease bonus revenues from this leasing activity under the Hess joint venture in 2010 of approximately $9.8 million. As of September 30, 2011, ZaZa had accumulated lease acreage in the Hess joint venture of approximately 122,000 gross acres (approximately 12,200 net acres), and had also amassed approximately 82,000 gross acres (approximately 60,000 net acres) in the Eaglebine formation, which Eaglebine acreage is not part of the Hess joint venture.

ZaZa turned its focus to drilling operations under the Hess joint venture in late 2010, drilling its first well in December 2010. As of December 28, 2011, ZaZa had completed an additional 22 wells and was drilling four more wells under the Hess joint venture. As a result of this staging of its business plan, ZaZa did not yet have material proved oil and gas reserves as of December 31, 2010, and oil and gas producing activities were not material to its operations or financial position as of that date. By virtue of its drilling success during 2011, ZaZa expects to report material proved oil and gas reserves as of December 31, 2011.

ZaZa operates in a single segment and all of its revenues are generated from external customers. For more information on ZaZa’s measure of profit or loss and total assets, see the historical consolidated financial statements of ZaZa and the related notes included in this proxy statement/prospectus.

Joint Venture with Hess Corporation

ZaZa’s operations in the Eagle Ford are conducted under an Exploration and Development Agreement and Joint Operating Agreement with Hess, which we refer to as the Hess joint venture. ZaZa currently operates three of the twenty three wells under the Hess joint venture. ZaZa retains a 10% working interest in all acreage acquired on behalf of the joint venture and also earns a cash bonus of 10% on all acreage acquired on behalf of the joint venture. Under the terms of the joint venture, Hess has a right to participate in all leases acquired by ZaZa in the Eagle Ford and the Eaglebine. If Hess elects to participate in a lease, the lease becomes part of the joint venture and Hess pays all of the acquisition costs up to a cap, and pays all of the exploration and development costs for a specified number of wells on the leased acreage until production. ZaZa also receives a partial reimbursement of general and administrative expenses while it is the operator of wells under the joint venture. ZaZa’s 10% working interest in each well in the joint venture is “carried” by Hess (Hess pays ZaZa’s 10% share of the expenses of each well), subject to a cap on the number of carried wells in each prospect area that is calculated by dividing the total gross leased acreage in such prospect area by 640. If, as currently expected, the joint venture’s acreage is expanded to 160,000 gross acres pursuant to leases acceptable to our joint venture partner, this would equal 250 “carried” wells. Assuming an average cost of $8 million per well, the 250 wells would represent a total carry of $2 billion ($200 million carry to ZaZa). For any wells drilled above the carried number, the joint venture’s costs for such wells are shared in proportion to each party’s working interest.

ZaZa’s Strengths

ZaZa believes it has the following key strengths that will enable it to pursue its growth strategy.

Early Entry and Highly Competitive Position in the Eagle Ford Shale.  ZaZa holds an acreage position in the Eagle Ford shale that it believes will provide a foundation for future growth. As of September 30, 2011, the Hess joint venture has spent approximately $366 million of its $500 million acreage acquisition budget and, as of September 30, 2011, has amassed acreage in the Eagle Ford core comprising approximately 122,000 gross (12,200 net) acres, with plans to expand its acreage under lease to approximately 160,000 gross acres. Mineral leases acquired by the Hess joint venture in 2010 were obtained at a highly competitive average price of approximately $2,700 per acre, all of the costs of which were funded by Hess. By comparison, recently reported transactions completed by ZaZa’s competitors have involved average lease prices of over $17,000 per acre in the Eagle Ford. Pursuant to the carried working interest calculation set forth in the Exploration and Development Agreement with Hess, and taking together the gross acreage acquired in all prospect areas of the Eagle Ford as of September 30, 2011, ZaZa is projected to earn a carried working interest in up to the first 188 of such wells, based on its current gross holdings of approximately 122,000 acres. After the joint venture carry is exhausted, ZaZa must bear the costs per well equal to its percentage working interest of 10%. As of December 28, 2011, ZaZa had drilled 23 wells, with fourteen wells currently producing. An additional four wells were being drilled as of December 28, 2011. ZaZa began drilling operations in late 2010 with two rigs and added a third rig in the second quarter of 2011. It intends to expand to eight rigs by the end of 2012 and to 12 rigs by the end of 2013. As a result, during the first eight months of 2011, the Eagle Ford shale became the largest producing area for ZaZa of this drilling activity. Approximately 69% of the production from this area is comprised of oil and 31% is comprised of condensate and natural gas liquids (“NGLs”). As of August 31, 2011, ZaZa was not selling any of the natural gas produced in this play pending completion of gathering facilities. ZaZa completed gathering facilities for a portion of the natural gas produced by its drilling activities during the third quarter of 2011, and commenced selling natural gas production from one well in the late third quarter of 2011. As of December 28, 2011, ZaZa marketed approximately 76% of the gas it produced. ZaZa intends to gather and market the production from additional wells if economically viable, but does not expect revenues from such sales to be significant in comparison to revenues for the sale of crude oil. Gas production that is not gathered and sold is flared.

Lease Acreage Identification.  ZaZa seeks to exploit and develop oil and gas properties by using state-of-the-art technology. ZaZa’s explorationists utilize various techniques, including modern well log analysis and seismic imaging, to identify potential new oil and gas plays. ZaZa’s geologists, geophysicists, reservoir engineers, and petrophysicists systematically analyze geologic and geophysical data and compare available data to other proved unconventional reservoirs to identify new unconventional opportunities. As such opportunities are identified, ZaZa seeks to acquire leases at attractive prices and be a first mover in new areas.

First Mover in the Eaglebine Formation.  As of September 30, 2011, ZaZa had accumulated approximately 82,000 gross (60,000 net) acres in the eastern expansion of the Eagle Ford, known as the “Eaglebine” formation. Leasing is underway to expand to approximately 100,000 gross acres. While no drilling has yet commenced in the Eaglebine, ZaZa plans to test the commercial viability of the Eaglebine in 2012 by drilling three wells, taking cores, and acquiring up to 100 square miles of 3-D seismic surveys. Once the commercial viability of the formation is established, ZaZa plans to move into the development phase of the project by the close of the first quarter of 2012 and, thereafter, to drill approximately one well per month, subject to capital resource availability. ZaZa intends to explore ways to accelerate the drilling program on its Eaglebine acreage by selectively partnering with others.

Operational Control.  ZaZa is the initial operator for wells drilled in the Eagle Ford acreage pursuant to the Hess joint venture, and Hess has the option to take over the operation of any well drilled pursuant to the Hess joint venture. As of December 28, 2011, ZaZa was the operator for 3 of the 23 wells drilled under the Hess joint venture. ZaZa also operates the acreage it leases in the Eaglebine. ZaZa believes that controlling operations allows it to more effectively manage expenses and timing of capital spending on exploration and development operations. ZaZa controls costs through detailed budgeting and planning, maintaining strong relationships with vendors and suppliers that allow it timely access to supplies and equipment, and employing an industry-leading team of professionals that have an average of 25 years experience who based on their experience can facilitate the efficient drilling of wells.

Experienced Management and Technical Team.  ZaZa’s executive management team averages over 25 years of service in the energy industry and has a broad knowledge of the exploration and production business with specific expertise in the areas where it operates. Executive management, together with the company’s team of geologists, geophysicists, engineers and petrophysicists, have drilled and completed over 6,000 horizontal wells prior to joining ZaZa, including in the Barnett, Marcellus, Fayetteville, Eagle Ford, and other unconventional fields. In addition, this team has developed proprietary stimulation programs and methods using readily-available hydraulic fracturing fluids manufactured by third parties. ZaZa believes that this collective ability is a competitive advantage in the execution of its business strategy. ZaZa believes its technological expertise has helped it achieve a net drilling success rate of 100% since its inception in 2009. ZaZa considers drilling success to mean a well that is found to contain commercially producible quantities of oil and gas. ZaZa uses advanced geophysical technologies, detailed petrophysical analyses, advanced reservoir engineering and sophisticated drilling, completion and stimulation techniques to commercially extract reserves and production from its properties.

ZaZa’s Areas of Operation

ZaZa owns producing and non-producing oil and gas properties in proven or prospective basins that are primarily located in South Texas, including its largest producing area in the Eagle Ford shale. ZaZa also owns prospect acreage in the Eaglebine formation. All of ZaZa’s assets, including long-lived assets other than financial instruments, long term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets are located within the United States. The following is a summary of its major operating areas.

Eagle Ford Shale.  For the year ended December 31, 2010, ZaZa drilled 1 gross (0.10 net) well in the Eagle Ford shale, which was successful. In addition, for the nine months ended September 30, 2011, ZaZa drilled an additional ten gross (1.0 net) wells, all of which were successful. ZaZa’s Eagle Ford operations are all conducted through the Hess joint venture, although, ZaZa may pursue Eagle Ford opportunities that may not fit the Hess joint venture objectives.

Eaglebine Shale.  The Eaglebine is an expansion area of the Eagle Ford shale, but is also prospective for the Woodbine shale as well as other conventional sands, hence the industry term “Eaglebine.” ZaZa initially plans to drill three wells and acquire 100 square miles of 3-D seismic surveys to demonstrate the commercial viability of the play. Once demonstrated, ZaZa plans to move into the development phase, where it may drill up to one well per month, subject to availability of capital resources to do so. The company exercised approximately $5.1 million in options on the Eaglebine leases in August of 2011, increasing its total leasehold in the Eaglebine to approximately 82,000 gross (60,000 net) acres. Leasing is underway to expand to an expected 100,000 gross acres in the Eaglebine. ZaZa’s Eaglebine operations are not part of the Hess joint venture, but ZaZa intends to explore ways to accelerate the drilling program on its Eaglebine acreage by selectively partnering with others. ZaZa is currently in discussions with several potential partners and hopes to select a partner by early 2012. In the event that ZaZa is not able to select a suitable partner, ZaZa expects to finance its current Eaglebine program with cash flow from operations and bonus income from its Hess joint venture. If cash flow from operations and bonus income from its Hess joint venture are not sufficient to fund this program, ZaZa would be required to seek additional financing to maintain and expand this program.

Other Onshore Domestic Plays.

As of December 28, 2011, ZaZa owns non-operating working interests in four producing wells located in Gonzales County, all of which are outside the Hess joint venture. ZaZa’s management intends to continue to acquire non-operating working interests in both prospective and producing wells when the opportunity arises to acquire such properties at attractive valuations. Such interests may be in wells that are considered either conventional or unconventional.

Title to Properties

ZaZa believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and gas industry. As is customary in the oil and gas industry, ZaZa makes title investigations and receives title opinions of local counsel not on acquisition but only before it commences drilling operations. ZaZa believes that it has satisfactory title to all of its other assets. ZaZa’s properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. Although title to its properties is subject to encumbrances in certain cases, ZaZa believes that none of these burdens will materially detract from the value of its properties or from its interest therein or will materially interfere with its use of the properties in the operation of its business.

Oil and Gas Operations

ZaZa did not produce any oil or gas prior to 2010. For the year ended December 31, 2010, ZaZa was in the process of drilling its first wells in the Eagle Ford shale and, therefore, did not have significant production in that field. The only production of oil and gas during 2010 came from the four conventional wells in South Texas for which ZaZa holds an approximate 2.5% non-operating working interest.

The following tables present certain information with respect to its production data for the periods presented:

	For the Year Ended
	December 31, 2010
	Gas	Oil	Equivalents
	(Mcf)	(Bbls)	(BOE)(1)

Other Onshore	4,247	4,331	5,038

Total	4,247	4,331	5,038

	For the Nine Months Ended
	September 30, 2011
	Gas	Oil	Equivalents
	(Mcf)	(Bbls)	(BOE)(1)

Eagle Ford	13,932	11,097	13,420
Other Onshore	1,783	2,402	2,699

Total	15,715	13,499	16,118

(1)	Oil equivalents are determined under the relative energy content method by using the ratio of 1.0 Bbl of oil or natural gas liquid to 6.0 Mcf of gas.

For additional information regarding its oil and gas production, production prices and production costs, see “ZaZa Management’s Discussion & Analysis” beginning on page 133.

Oil and Gas Reserves

ZaZa began making significant acquisitions of leasehold interests in oil and gas exploration properties in 2010 after it had entered into the Exploration and Development Agreement with Hess. During 2010, ZaZa focused its efforts on acquiring significant leasehold positions before commencing drilling operations in late 2010. As a result of this staging of its business plan, ZaZa did not have material proved oil and gas reserves as of December 31, 2010, and oil and gas producing activities were not material to its operations or financial position as of that date. ZaZa did not have internal or third party reserve reports prepared as of December 31, 2010, and no oil and gas reserve information is included herein as of such date. By virtue of its drilling success during 2011, ZaZa expects to report material proved oil and gas reserves as of December 31, 2011.

Capital Expenditures

The following table summarizes information regarding ZaZa’s development and exploration capital expenditures for the nine months ended September 30, 2011, for the year ended December 31, 2010 and for the period from March 4, 2009 (inception) to December 31, 2009:

			For the Period from
	Nine Months Ended	For the Year Ended	March 4, 2009 (inception)
	September 30, 2011	December 31, 2010	to December 31, 2009
	(In thousands)	(In thousands)	(In thousands)

Capital Expenditures
Acquisitions	$6,909	$6,436	$—
Other corporate	1,328	831	—

Total capital expenditures	$8,237	$7,267	$—

All of ZaZa’s drilling costs in the Eagle Ford have been carried under its joint venture.

Productive Wells and Acreage

The following table sets forth ZaZa’s interest in undeveloped acreage, developed acreage and productive wells in which it owns a working interest as of September 30, 2011. “Gross” represents the total number of acres or wells in which ZaZa owns a working interest. “Net” represents its proportionate working interest resulting from its ownership in the gross acres or wells. Productive wells are wells in which ZaZa has a working interest and that are capable of producing oil or gas.

					Productive Wells
	Undeveloped Acres		Developed Acres		Gross		Net
	Gross	Net	Gross	Net	Gas	Oil	Gas	Oil

Eagle Ford	121,260	12,126	740	74	1	9	0.1	0.9
Eaglebine	82,000	60,000	—	—	—	—	—	—
Other Onshore	—	—	—	—	—	4	—	0.1

Total	203,260	72,126	740	74	1	13	0.1	1.0

The following table shows its interest in undeveloped acreage as of September 30, 2011 that is subject to expiration in 2011, 2012, 2013 and thereafter:

2011		2012		2013		Thereafter
Gross	Net	Gross	Net	Gross	Net	Gross	Net

—	—	4,835	483	87,088	16,468	111,237	55,175

Drilling Activity

The following table sets forth the number of gross exploratory and development wells ZaZa drilled or in which it participated during 2010 and the first nine months of 2011. ZaZa did not participate in the drilling of any wells in 2009. Productive wells are either producing wells or wells capable of production.

	Exploratory			Development
	Productive	Dry	Total	Productive	Dry	Total

For the nine months ended September 30, 2011	—	—	—	10	—	10
For the year ended December 31, 2010	—	—	—	5	—	6

The following table sets forth, for 2010 and the first nine months of 2011, the number of net exploratory and net development wells drilled by ZaZa based on its proportionate working interest in such wells.

	Net Wells
	Exploratory			Development
	Productive	Dry	Total	Productive	Dry	Total

For the nine months ended September 30, 2011	—	—	—	1.0	—	1.0
For the year ended December 31, 2010	—	—	—	0.2	—	0.2

On September 30, 2011, ZaZa had an additional four wells being drilled as part of its continuous development program. These wells were located in the South Texas Eagle Ford shale, where it owned a 10% working interest in each well pursuant to the Exploration and Development Agreement with Hess.

Marketing and Customers

Since ZaZa’s inception, Hess has marketed to two purchasers, Shell Oil and Superior Oil Company, the crude oil produced by ZaZa under the Hess joint venture pursuant to an oral agreement between Hess and ZaZa. Under this oral agreement, Hess markets all of the crude oil produced by the Hess joint venture and remits payment to ZaZa for its share of such sales, but does not provide detail of what percentage is sold to each of these purchasers. One hundred percent (100%) of revenue derived from crude oil sales is attributable to domestic customers and not to foreign customers. In the future, ZaZa may develop sales relationships with other purchasers. The sales prices for crude oil are tied to industry standard posted prices subject to negotiated price adjustments. The production from the four wells in Gonzales County, which are outside the Hess joint venture, is marketed by the operator, Riley-Huff Energy Group, LLC.

Throughout its short history, ZaZa has been dependent upon Hess for all of its oil sales revenue, which to date has been delivered from two purchasers, Shell Oil and Superior Oil Company. This concentration of purchasers may increase ZaZa’s overall exposure to credit risk, and its purchasers will likely be similarly affected by changes in economic and industry conditions. ZaZa’s financial condition and results of operations could be materially adversely affected if one or both of its significant purchasers fails to pay or ceases to acquire its production on terms that are favorable to ZaZa, or if such purchasers decrease their demand. However, ZaZa believes its current purchasers could be replaced by other purchasers under contracts with similar terms and conditions, although a loss of this type could cause significant fluctuations in ZaZa’s results of operations because ZaZa’s expenses are fixed in the short term and its sales and development cycle to obtain new customers is long.

Until recently, ZaZa has not sold any of its gas production pending completion of gas gathering facilities. Consequently, almost all gas produced by ZaZa to date has been flared. However, ZaZa completed gathering facilities for a portion of its gas production during the third quarter of 2011 and commenced the sale of gas in the late third quarter of 2011. Since completion of the gathering facility, ZaZa has begun selling the gas production from one well, which accounted for approximately 76% of the gas produced as of December 28, 2011, to Texla Energy Management, Inc. ZaZa intends to gather and market the gas from additional wells if economically viable, but does not expect revenues from the sale of gas to be significant in comparison to revenues from the sale of crude oil. One hundred percent (100%) of revenue derived from gas sales is attributable to domestic customers and not foreign customers. Gas production that is not sold to Texla Energy Management is flared.

Competition

The oil and gas industry is highly competitive, and ZaZa competes with a substantial number of other companies that have greater resources than those of ZaZa. Many of these companies explore for, produce and market oil and gas, carry on refining operations and market the resulting products on a worldwide basis. The primary areas in which ZaZa encounters substantial competition are in locating and acquiring desirable leasehold acreage for its drilling and development operations, locating and acquiring attractive producing oil and gas properties, and obtaining purchasers and transporters of the oil and gas it produces. There is also competition between producers of oil and gas and other industries producing alternative energy and fuel.

Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the federal, state and local government. It is not possible to predict the nature of any such legislation or regulation that may ultimately be adopted or its effects upon its future operations. Such legislation and regulations may, however, substantially increase the costs of exploring for, or the development, production or marketing of oil and gas and may prevent or delay the commencement or continuation of a given operation. The effect of these risks cannot be accurately predicted.

Seasonal Nature of Business

Generally, but not always, the demand for gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters or abnormally hot summers sometimes lessen this fluctuation. In addition, certain gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. Seasonal weather conditions and lease stipulations can limit drilling and production activities and other oil and gas operations in certain areas. These seasonal anomalies can increase competition for equipment, supplies and personnel.

Government Regulation

The oil and gas industry is subject to extensive laws that are subject to change. These laws have a significant impact on oil and gas exploration, production and marketing activities and increase the cost of doing business, and consequently, affect profitability. Some of the legislation and regulation affecting the oil and gas industry carry significant penalties for failure to comply. While there can be no assurance that it will not incur fines or penalties, ZaZa believes it is currently in material compliance with the applicable federal, state and local laws. Because enactment of new laws affecting the oil and gas business is common and because existing laws are often amended or reinterpreted, ZaZa is unable to predict the future cost or impact of complying with such laws. ZaZa does not expect that any of these laws would affect it in a materially different manner than any other similarly sized oil and gas company operating in the United States. The following are significant types of legislation affecting its business.

Exploration and Production Regulation.  Oil and gas production is regulated under a wide range of federal, state and local statutes, rules, orders and regulations, including laws related to the location, drilling and casing of wells; well production limitations; spill prevention plans; surface use and restoration; platform, facility and equipment removal; the calculation and disbursement of royalties; the plugging and abandonment of wells; bonding; permits for drilling operations; and production, severance and ad valorem taxes. The availability of a ready market for oil, gas and natural gas liquids production depends upon numerous factors beyond ZaZa’s control. These factors include regulation of natural gas, crude oil and natural gas liquids production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by well or proration unit, the amount of oil, gas and natural gas liquids available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be “shut-in” because of an oversupply of natural gas or lack of an available gas pipeline in the areas in which ZaZa may conduct operations. State and federal regulations generally are intended to prevent waste of oil, gas and natural gas liquids, protect rights to produce oil, gas and natural gas liquids between owners in a common reservoir, control the amount of oil, gas and natural gas liquids produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies. ZaZa is also subject to changing and extensive tax laws, the effects of which cannot be predicted.

The following discussion summarizes the regulation of the United States oil and gas industry. ZaZa believes that it is in substantial compliance with the various statutes, rules, regulations and governmental orders to which its operations may be subject, although there can be no assurance that this is or will remain the case. Moreover, such statutes, rules, regulations and government orders may be changed or reinterpreted from time to time in response to economic or political conditions, and there can be no assurance that such changes or reinterpretations will not materially adversely affect its results of operations and financial condition.

The following discussion is not intended to constitute a complete discussion of the various statutes, rules, regulations and governmental orders to which ZaZa’s operations may be subject.

Regulation of Gas, Oil and Natural Gas Liquids Exploration and Production.  ZaZa’s operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. ZaZa’s operations are also subject to various conservation laws and regulations. These include the unitization or pooling of oil and gas properties, the regulation of the size of drilling and spacing or proration units and the density of wells that may be drilled in gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units, and therefore more difficult to develop a project, if the operator owns less than 100% of the leasehold. In addition, state conservation laws, which establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil, gas and natural gas liquids ZaZa may produce from its wells and may limit the number of wells or the locations at which it may drill. The regulatory burden on the oil and gas industry increases its costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended and reinterpreted, ZaZa is unable to predict the future cost or impact of complying with such regulations.

Regulation of Sales and Transportation of Natural Gas.  Federal legislation and regulatory controls have historically affected the price of natural gas produced by ZaZa and the manner in which such production is transported and marketed. Under the Natural Gas Act of 1938, or “NGA,” the Federal Energy Regulatory Commission, or the “FERC,” regulates the interstate transportation and the sale in interstate commerce for resale of natural gas. Effective January 1, 1993, the Natural Gas Wellhead Decontrol Act, or the “Decontrol Act,” deregulated natural gas prices for all “first sales” of natural gas, including all sales by ZaZa of its own production. As a result, all of ZaZa’s domestically produced natural gas may now be sold at market prices, subject to the terms of any private contracts that may be in effect. However, the Decontrol Act did not affect the FERC’s jurisdiction over natural gas transportation.

Under the provisions of the Energy Policy Act of 2005, or the “2005 Act,” the NGA has been amended to prohibit market manipulation by any person, including marketers, in connection with the purchase or sale of natural gas, and the FERC has issued regulations to implement this prohibition. The Commodity Futures Trading Commission, or the “CFTC,” also holds authority to monitor certain segments of the physical and futures energy commodities market including oil and gas. With regard to physical purchases and sales of natural gas and other energy commodities, and any related hedging activities that it undertakes, ZaZa is thus required to observe anti-market manipulation laws and related regulations enforced by the FERC and/or the CFTC. These agencies hold substantial enforcement authority, including the ability to assess civil penalties of up to $1 million per day per violation.

Under the 2005 Act, the FERC has also established regulations that are intended to increase natural gas pricing transparency through, among other things, new reporting requirements and expanded dissemination of information about the availability and prices of gas sold. To the extent that ZaZa enters into transportation contracts with interstate pipelines that are subject to FERC regulation, it is subject to FERC requirements related to use of such interstate capacity. Any failure on ZaZa’s part to comply with the FERC’s regulations or an interstate pipeline’s tariff could result in the imposition of civil and criminal penalties.

ZaZa’s natural gas sales are affected by intrastate and interstate gas transportation regulation. Following the Congressional passage of the Natural Gas Policy Act of 1978, or the “NGPA,” the FERC adopted a series of regulatory changes that have significantly altered the transportation and marketing of natural gas. Beginning with the adoption of Order No. 436, issued in October 1985, the FERC has implemented a series of major restructuring orders that have required pipelines, among other things, to perform “open access” transportation of gas for others, “unbundle” their sales and transportation functions, and allow shippers to release their unneeded capacity temporarily and permanently to other shippers. As a result of these changes, sellers and buyers of gas have gained direct access to the particular pipeline services they need and are better able to conduct business with a larger number of counterparties. ZaZa believes these changes generally have improved its access to markets while, at the same time, substantially increasing competition in the natural gas marketplace. It remains to be seen, however, what effect the FERC’s other activities will have on access to markets, the fostering of competition and the cost of doing business. ZaZa cannot predict what new or different regulations the FERC and other regulatory agencies may adopt, or what effect subsequent regulations may have on its activities. ZaZa does not believe that it will be affected by any such new or different regulations materially differently than any other seller of natural gas with which it competes.

In the past, Congress has been very active in the area of gas regulation. However, as discussed above, the more recent trend has been in favor of deregulation, or “lighter handed” regulation, and the promotion of competition in the gas industry. There are other legislative proposals regularly pending in the federal and state legislatures that, if enacted, would significantly affect the petroleum industry. At the present time, it is impossible to predict which proposals, if any, might actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals might have on ZaZa. Similarly, and despite the trend toward federal deregulation of the natural gas industry, ZaZa cannot predict whether or to what extent that trend will continue, or what the ultimate effect will be on its sales of gas.

Oil Price Controls and Transportation Rates.  Sales prices of crude oil, condensate and gas liquids by ZaZa are not currently regulated and are made at market prices. ZaZa’s sales of these commodities are, however, subject to laws and to regulations issued by the Federal Trade Commission, or the “FTC,” prohibiting manipulative or fraudulent conduct in the wholesale petroleum market. The FTC holds substantial enforcement authority under these regulations, including the ability to assess civil penalties of up to $1 million per day per violation. ZaZa’s sales of these commodities and any related hedging activities it may undertake from time to time are also subject to CFTC oversight as discussed above.

The price ZaZa receives from the sale of these products may be affected by the cost of transporting the products to market. Much of the transportation is through interstate common carrier pipelines. Effective as of January 1, 1995, the FERC implemented regulations generally grandfathering all previously approved interstate transportation rates and establishing an indexing system for those rates by which adjustments are made annually based on the rate of inflation, subject to certain conditions and limitations. The FERC’s regulation of crude oil transportation rates may tend to increase the cost of transporting oil and natural gas liquids by interstate pipelines, although the annual adjustments may result in decreased rates in a given year. Every five years, the FERC must examine the relationship between the annual change in the applicable index and the actual cost changes experienced in the oil pipeline industry. ZaZa is not able at this time to predict the effects of these regulations or FERC proceedings, if any, on the transportation costs associated with crude oil production from its crude oil producing operations.

Environmental Regulation

General.  Various federal, state and local authorities regulate ZaZa’s operations with regard to air and water quality, release of substances and other environmental matters. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, regulate water use and disposal of water used in drilling and completion, limit or prohibit drilling activities on certain lands within wilderness, wetlands and other protected areas, require remedial measures to mitigate pollution from current or former operations, such as pit closure and plugging abandoned wells, and impose substantial liabilities for pollution resulting from production and drilling operations. In addition, various laws and regulations require that inactive well, pipeline, and facility sites be abandoned and reclaimed. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the oil and gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that further restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, ZaZa’s business and prospects could be materially adversely affected. Failure to comply with applicable laws, permits or regulations can result in project or operational delays, civil or in some cases criminal fines and penalties and remedial obligations.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as “CERCLA” or the “Superfund” law, and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of potentially responsible persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These potentially responsible persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to strict, joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Even though the so called “petroleum exclusion” under CERCLA covers much of the waste by ZaZa, some materials generated in the course of its operations may be regulated as hazardous substances.

ZaZa generates wastes that may be subject to the federal Resource Conservation and Recovery Act, or “RCRA,” and comparable state statutes. The United States Environmental Protection Agency, or the “EPA,” and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, certain wastes generated by ZaZa’s oil and gas operations that are currently exempt from regulation as “hazardous wastes” may in the future be designated as “hazardous wastes,” and therefore be subject to more rigorous and costly operating and disposal requirements.

ZaZa currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and gas. Although ZaZa believes that it has used good operating and waste disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed of or released on or under the properties owned or leased by ZaZa or on or under locations where such wastes have been taken for recycling or disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons or wastes was not under ZaZa’s control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws as well as state laws governing the management of crude oil and natural gas wastes. Under such laws, which may impose strict, joint and several liability, ZaZa could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

ZaZa’s operations may be subject to the Clean Air Act, or the “CAA,” and comparable state and local requirements. Amendments to the CAA adopted in 1990 contain provisions that have resulted in the gradual imposition of pollution control requirements with respect to air emissions from ZaZa’s operations. The EPA and states have developed, and continue to develop, regulations to implement these requirements. On August 23, 2011, the EPA published new emissions standards that, if adopted, will reduce VOC emissions from oil and gas exploration and production operations. The proposed rules specifically cover air emissions from hydraulic fracturing operations and require a 95% reduction in VOCs emitted during construction or modification of hydraulically-fractured wells. The rules were proposed pursuant to a court ordered consent decree that requires the EPA to take final action by February 28, 2012. The Texas Commission on Environmental Quality recently passed rules that tighten requirements associated with air emissions from oil and gas operations in the Barnett Shale. These requirements may be extended to other areas of the state sometime in the future. While ZaZa may be required to incur capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing air emission-related issues, it does not believe that its operations will be materially adversely affected by any such requirements.

The Federal Water Pollution Control Act, or the “Clean Water Act,” the Oil Pollution Act, or the “OPA,” and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into navigable waters. Pursuant to the Clean Water Act and analogous state laws, permits must be obtained to discharge pollutants into state waters or waters of the United States. Any such discharge of pollutants into regulated waters must be performed in accordance with the terms of the permit issued by the EPA or the analogous state agency. Spill prevention, control and countermeasure plan requirements under federal law require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities.

The OPA subjects owners of facilities to strict, joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. Noncompliance with the CAA and the OPA may result in varying civil and criminal penalties and liabilities.

ZaZa is also subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, or the “OSHA,” and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in ZaZa’s operations and that this information be provided to employees, state and local government authorities and citizens. ZaZa believes that it is in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Climate Change.  Some scientists have concluded that increasing concentrations of greenhouse gases, or “GHG,” in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have in adverse effect on ZaZa’s assets and operations.

In addition, current and future regulatory initiatives directed at climate change may increase ZaZa’s operating costs and may, in the future, reduce the demand for some of its produced materials. The United States Congress has considered, and may in the future consider, legislation on climate change. In substance, most legislative proposals contain a “cap and trade” approach to GHG regulation. Under such an approach, companies would be required to hold sufficient emission allowances to cover their GHG emissions. Over time, the total number of allowances would be reduced or expire, thereby relying on market-based incentives to allocate investment in emission reductions across the economy. As the number of available allowances declines, the cost would presumably increase. In addition to the prospect of federal legislation, several states have adopted or are in the process of adopting GHG reporting or cap-and-trade programs. Therefore, while the outcome of the federal and state legislative processes is currently uncertain, if such an approach were adopted (either by domestic legislation, international treaty obligation or domestic regulation), ZaZa would expect its operating costs to significantly increase as it buys additional allowances or embarks on emission reduction programs.

Even without further federal legislation, the EPA has begun to regulate GHG emissions. In December 2009, the EPA released an Endangerment and Cause or Contribute Findings for Greenhouse Gases, which became effective in January 2010. This regulatory finding sets the foundation for EPA GHG regulation under the CAA. The EPA promulgated a new GHG reporting rule, which became effective in December 2009, and which requires facilities that emit more than 25,000 tons per year of carbon dioxide-equivalent emissions to prepare and file certain emission reports. On November 8, 2010, the EPA adopted rules expanding the industries subject to GHG reporting to include certain petroleum and gas facilities. These rules require data collection beginning in 2011 and reporting beginning in 2012. Some of ZaZa’s facilities are subject to these rules.

In addition to the GHG reporting requirements, the EPA recently adopted regulations under existing provisions of the CAA that require a reduction in emissions of GHGs from motor vehicles and that regulate emissions of GHGs from certain large stationary sources, effective January 2, 2011. The EPA has published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration, or “PSD,” and Title V permitting programs, pursuant to which these permitting programs have been “tailored” to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources subject to permitting first. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards, which will be established by the states or, in some instances, by the EPA on a case-by-case basis. The EPA’s rules relating to emissions of GHGs from large stationary sources of emissions are currently subject to a number of legal challenges, but the federal courts have thus far declined to issue any injunctions to prevent the EPA from implementing or requiring state environmental agencies to implement the rules. ZaZa’s current operations do not require PSD or Title V air permits and are not affected by the tailoring rule, but the rule may affect ZaZa in the future as its operations grow. Finally, the EPA is considering additional rulemaking to apply these requirements to broader classes of emission sources by 2012, which may apply to some of ZaZa’s facilities. These EPA rulemakings could materially adversely affect ZaZa’s operations and restrict or delay its ability to obtain air permits for new or modified facilities. As a result of these regulatory initiatives, ZaZa’s operating costs may increase in compliance with these programs, although it is not situated differently in this respect from its competitors in the industry.

Hydraulic Fracturing.  Federal and state legislation and regulatory initiatives relating to hydraulic fracturing are expected to result in increased costs and additional operating restrictions for oil and gas explorers and producers. ZaZa engages third parties to provide hydraulic fracturing or other well stimulation services to us in connection with several wells or proposed wells for which we are the operator. Hydraulic fracturing involves the injection of water, sand and additives under pressure into rock formations to stimulate hydrocarbon (oil and gas) production. The process is typically regulated by state oil and gas commissions. The 112th session of Congress is currently considering two companion bills in connection with the proposed FRAC Act. If enacted, the bills would repeal an exemption in the SDWA for the underground injection of hydraulic fracturing fluids near drinking water sources and require the disclosure of chemicals used by the oil and gas industry in the hydraulic fracturing process. Recently, the EPA asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the SDWA’s Underground Injection Control, or “UIC,” Program and is currently developing UIC permitting guidance for hydraulic fracturing activities that use diesel fuel in fracturing fluids. In addition, the EPA has announced plans to propose pretreatment standards for wastewater generated during the hydraulic fracturing process. Even without such federal legislation or regulation, hydraulic fracturing has come under increased regulatory scrutiny in several states. For example, Texas passed a law in June 2011 requiring public disclosure of certain information about chemicals used in the hydraulic fracturing process, and the Texas Railroad Commission has issued a proposed rule setting forth requirements for such public disclosure. Local ordinances have also been passed restricting hydraulic fracturing in some areas. In addition, the EPA is conducting an investigation of hydraulic fracturing practices. On November 3, 2011, the EPA released its study plan on the effects of hydraulic fracturing on human health and the environment to the EPA’s Science Advisory Board for comment. An interim report is expected at the end of 2012 and the final report is due in 2014. The U.S. House of Representatives Committee on Energy and Commerce is conducting an ongoing investigation of hydraulic fracturing impacts and practices and the Secretary of Energy Advisory Board Subcommittee on Shale Gas Production recently released two reports that present recommendations to reduce potential environmental impacts from shale gas production. Further, certain members of Congress have asked for further investigation through the U.S. Government Accountability Office, the SEC and the U.S. Energy Information Administration. These ongoing and proposed studies could lead to initiatives to further regulate hydraulic fracturing. Additional requirements could be imposed, including permitting requirements, financial assurances, public disclosure obligations, monitoring and reporting requirements. New requirements could significantly increase operating costs and any disclosure requirements could increase the possibility of third-party or governmental legal challenges to hydraulic fracturing.

Insurance Matters

As is common in the oil and gas industry, ZaZa does not insure fully against all risks associated with its business either because such insurance is unavailable or because premium costs are considered prohibitive. A material loss not fully covered by insurance could have material adverse effect on its financial position, results of operations or cash flows. ZaZa maintains insurance at levels it believes to be customary in the industry to limit its financial exposure in the event of a substantial environmental claim resulting from sudden, unanticipated and accidental discharges of certain prohibited substances into the environment. Such insurance might not cover the complete amount of such a claim and would not cover fines or penalties for a violation of an environmental law.

Legal Proceedings

From time to time, ZaZa may be involved in litigation relating to claims arising out of ZaZa’s operations in the normal course of business. At September 30, 2011, ZaZa was not engaged in any legal proceedings that were expected, individually or in the aggregate, to have a material adverse effect on ZaZa.

ZaZa’s former chief financial officer, who joined ZaZa in April 2011, departed from the company in September 2011. His departure did not result from any disagreement regarding ZaZa’s financial accounting practices or policies or its financial statements. This former employee alleges that, under the terms of his offer letter with ZaZa, he is entitled to certain amounts as severance and certain net profits interests in ZaZa. ZaZa believes that this former employee is not entitled to any severance or net profits interest, and intends to vigorously defend any claims for such amounts or interests that may be brought by this former employee. On September 23, 2011, ZaZa initiated proceedings in the District Court of Harris County, Texas seeking a temporary restraining order against this former employee to enjoin him from contacting ZaZa’s financing sources and from disclosing any of ZaZa’s confidential information. In lieu of this temporary restraining order, ZaZa obtained a court-sanctioned agreement of the former employee not to disclose any of ZaZa’s confidential information, which period was recently extended until the earlier of (i) the execution of a new agreement, (ii) the entry of a court order or (iii) the conclusion of the trial of this matter. ZaZa also is seeking in the same action a declaratory judgment that the former employee is not entitled to any net profits or equity interest of ZaZa.

Employees

ZaZa has no full time employees, but has entered into a management agreement (the “Management Agreement”) with Sequent Petroleum Management, LLC (“SPM”) pursuant to which SPM provides ZaZa with approximately 40 contractors and consultants and their related benefits programs in exchange for a monthly fee for managing such personnel. In addition, ZaZa directly engages an additional approximately 77 independent contractors. Pursuant to the terms of the Hess Exploration and Development Agreement, Hess reimburses ZaZa for the costs of these full-time contractors to the extent that they perform services relating to the Hess joint venture. ZaZa reimburses SPM for the costs of the personnel under the Management Agreement, including for the costs of their insurance and other benefits. SPM handles all payroll, tax, accounting and benefit services for the contractors and consultants provided under the Management Agreement.

ZAZA MANAGEMENT’S DISCUSSION & ANALYSIS

The following is a discussion of the financial condition, results of continuing operations, liquidity and capital resources of ZaZa Energy, LLC, which we refer to herein as ZaZa. This discussion should be read in conjunction with ZaZa’s Financial Statements and the Notes thereto included elsewhere in this proxy statement/prospectus.

General

ZaZa is a privately-held independent exploration and production company focused on the exploration and development of unconventional onshore oil and gas resources in the United States of America. ZaZa began leasing oil and gas properties in its core Eagle Ford shale areas in South Texas in 2010. ZaZa first focused its efforts on lease acquisitions under the Hess joint venture, leasing approximately 98,413 gross acres (approximately 9,841 net acres) by December 31, 2010, and generating lease bonus revenues from this leasing activity under the Hess joint venture in 2010 of approximately $9.8 million. As of September 30, 2011, ZaZa had accumulated Eagle Ford lease acreage in the Hess joint venture of approximately 122,000 gross acres (approximately 12,200 net acres). ZaZa is the operator and holds a 10% working interest in the Hess joint venture properties. Under the terms of the joint venture, Hess pays all of the acquisition costs, up to a cap of $500 million (of which approximately $366 million had been spent as of September 30, 2011), and all of the exploration and development costs for a specified number of wells (currently 188 wells, based on current acreage in the joint venture) until production. Assuming expenditure of the remaining approximately $134 million for acquisition of additional acreage through the joint venture, the number of carried wells for ZaZa under the joint venture is forecast to reach approximately 280.

ZaZa’s acreage position also includes approximately 82,000 gross acres (approximately 60,000 net acres) in the Eagle Ford eastern extension, known as the “Eaglebine.” These properties are not part of the joint venture with Hess.

The Hess joint venture is currently operating three rigs in the Eagle Ford, with the expectation of adding a fourth rig in the Eagle Ford by the end of 2011. ZaZa has drilled 23 wells under the Hess joint venture as of December 28, 2011. Subject to availability of capital, ZaZa intends to begin drilling its first well in the Eaglebine in the first quarter of 2012.

While ZaZa attained positive net income as of December 31, 2010 and September 30, 2011, there can be no assurance that operating income and net earnings will be achieved in future periods. ZaZa’s results of operations depend upon many factors including the following:

•	the sale prices of oil and gas;

•	the level of total sales volumes of oil and gas;

•	the availability of, and ZaZa’s ability to raise, additional capital resources;

•	ZaZa’s ability to provide liquidity to meet cash flow needs;

•	the level of and interest rates on borrowings; and

•	the level and success of exploration and development activity.

In addition, please see “Risks Related to the Business of ZaZa,” beginning on page 25.

Commodity Prices.  The results of ZaZa’s operations are highly dependent upon the prices received for its oil and gas production. The price ZaZa receives for its production is dependent upon spot market prices and price differentials. ZaZa does not currently hedge any of its production, but to the extent that ZaZa enters into hedging transactions for any of its production in the future, ZaZa will realize gains or losses on those hedges. While ZaZa may enter into long term sales contracts for oil and gas in the future, to date, all of ZaZa’s sales of oil have been made in the spot market, not pursuant to long-term, fixed-price contracts, and no gas has been sold. Accordingly, the price ZaZa receives for its oil and gas production is dependent upon numerous factors beyond its control. Significant declines in prices for oil and gas could have a material adverse effect on ZaZa’s financial condition, results of operations, cash flows and quantities of reserves recoverable on an economic basis.

During the first nine months of 2011, the price of oil increased significantly while the average price of gas decreased from the levels experienced during the first nine months of 2010. During the first nine months of 2011, the New York Mercantile (NYMEX) price for West Texas Intermediate (WTI) averaged $95.47 per Bbl compared to $77.69 per Bbl for the same period of 2010. NYMEX Henry Hub spot prices for gas averaged $4.54 per MMBtu for the first nine months of 2011 compared to $4.37 for the same period of 2010. Prices closed on September 30, 2011 at $79.20 per Bbl of oil and $3.68 per MMBtu of gas. The realized prices that ZaZa receives for its production differ from NYMEX futures and spot market prices, principally due to:

•	quality and basis differentials which are dependent on actual delivery location;

•	adjustments for BTU content;

•	gathering, processing and transportation costs; and

•	the effects of hedging transactions, if any.

During the first nine months of 2011, differentials averaged ($6.22) per Bbl of oil and ($0.65) per Mcf of gas as compared to ($7.11) per Bbl of oil and ($0.43) per Mcf of gas during the first nine months of 2010. Increases in the differential between the benchmark prices for oil and gas and the wellhead price ZaZa receives have in the past and could in the future significantly reduce its revenues and cash flow from operations.

Exploration and Development Activity.  ZaZa believes that its high quality asset base, high degree of operational control and inventory of drilling projects position it for future growth. ZaZa’s properties are concentrated in locations that facilitate substantial economies of scale in drilling and production operations and more efficient reservoir management practices. ZaZa has identified 234 additional drilling locations on its existing properties. If these drilling locations are successfully developed, ZaZa believes its production and proved reserves could significantly increase. ZaZa estimates that total wells could reach 1,125 based on 160 acre well spacing for its current acreage position of approximately 200,000 gross acres, and subject to capital availability, identification of drilling sites, requisite partner consents, and other factors. No assurance can be given that ZaZa will be able to achieve successful drilling locations or the total wells it expects.

ZaZa’s success is highly dependent upon its future oil and gas production, which in turn is highly dependent upon its ability to find, acquire and develop additional reserves that are profitable to produce. The rate of production from ZaZa’s oil and gas properties and its proved reserves will decline as reserves are produced unless ZaZa acquires additional properties containing proved reserves, conducts successful development and exploration activities or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves. ZaZa cannot assure you that its exploration and development activities will result in increases in ZaZa’s proved reserves. If ZaZa’s proved reserves decline in the future, its production may also decline and, consequently, ZaZa’s cash flow from operations, and the amount that it is able to borrow under available credit facilities, will also decline. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. ZaZa may be unable to acquire additional reserves or develop its undeveloped reserves, in which case ZaZa’s results of operations and financial condition could be materially adversely affected.

Comparison of Nine-Months Ended September 30, 2011 to Nine-Months Ended September 30, 2010

The following table sets forth certain operating data of ZaZa for the nine months ended September 30, 2011 and 2010:

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2011	2010
	(Unaudited)	(Unaudited)

Revenues:
Bonus income	$15,048,598	$6,070,453
Oil and gas revenues	1,276,982	230,523
Other income	—	360,000

Total revenues	16,325,580	6,660,976
Operating expenses:
Lease operating expense and production taxes	626,734	17,467
ARO accretion	773	—
Depletion, depreciation, and amortization	485,122	223,949
General and administrative expenses, net	10,054,455	1,679,584

Total operating expenses	11,167,084	1,921,000
Operating income	5,158,496	4,739,976
Interest income	37,961	—
Interest expense, net	190,486	—
Income tax expense	55,599	52,645

Net income	$4,950,372	$4,687,331

Production:
Oil (bbl)	13,499	2,871
Gas (mcf)	15,715	2,895

Revenues

Total revenue increased from $6.7 million for the nine months ended September 30, 2010 to $16.3 million for the nine months ended September 30, 2011. Revenue generated from the bonus paid to ZaZa under the Hess joint venture was $15 million for the nine months ended September 30, 2011 versus $6.1 million for the comparable period in 2010. The bonus is based on completed lease acquisitions during the period, represents 10% of the total lease acquisition cost and is recognized as revenue after all leases are obtained, title is cured and transferred to Hess, and recorded with the appropriate county. During the nine months ended September 30, 2011, operating revenue from the sale of oil and gas was $1.3 million, an increase of $1 million over the comparable period in 2010. In addition, production in the Hess joint venture commenced as the Bridwell and Briggs wells came online in May of 2011. ZaZa operates these two wells as part of the Hess joint venture and maintains an approximate 7.2% net revenue interest in such wells. The oil and gas production volumes for all wells for the nine months ended September 30, 2011 were 13.5 MBbls and 15.7 MMcf, respectively.

For the first nine months of 2011 and 2010, the average prices received for oil were $89.15 per Bbl and $75.34 per Bbl of oil, respectively.

Other income for the nine months ended September 30, 2011 was $0, decreasing from $360,000 for the same period in 2010. Other income is generated from the forfeiture by counterparties of earnest money paid to ZaZa in connection with ZaZa arranging leases for such counterparties, is unpredictable, and is recognized when the forfeit occurs. The earnest money is a deposit towards the purchase price of a lease to demonstrate that the buyer is serious about wanting to complete the purchase. If the offer is rejected, the earnest money is usually returned, since no binding contract has been entered into. If the buyer retracts the offer or does not fulfill its obligations under the contract, the earnest money is forfeited. Income is recognized when the earnest money is forfeited. For the nine months ended September 30, 2010, one such forfeiture occurred.

Operating Expenses

Lease Operating Expense (“LOE”) and Production Taxes

LOE and production taxes for the nine months ended September 30, 2010 was $17,467, of which approximately $6,000 was attributable to production taxes and approximately $11,000 LOE was attributable to the non-operating properties, and increased for the nine months ended September 30, 2011 to $626,734, of which approximately $570,000 was LOE primarily related to lifting and labor costs and approximately $56,000 of which was production taxes. The increase in production taxes is directly attributable to an increase in production due to the drilling of new wells. LOE and production tax on a per BOE basis for the nine months ended September 30, 2010 and 2011 was $5.21 and $38.80 per BOE, respectively.

Depletion, Depreciation and Amortization (“DD&A”)

DD&A expense was $485,122 for the nine months ended September 30, 2011 compared to $223,949 for the nine months ended September 30, 2010. ZaZa’s DD&A expense per BOE for the first nine months of 2011 was $30.10, compared to a DD&A expense per BOE of $54.07 in the first nine months of 2010, as production levelled off and no further production costs have been incurred.

General and Administrative (“G&A”) Expenses

G&A expenses increased from $1.7 million for the nine months ended September 30, 2010 to $10.1 million for the nine months ended September 30, 2011. G&A expense for the nine months ended September 30, 2011 included approximately $1.2 million paid to four executives of ZaZa pursuant to net profit agreements between ZaZa and each such executive. The increase in G&A expense was primarily due to increased operating activity and start up costs associated with initial development activities in connection with the commencement of operations. ZaZa has also incurred expenses of approximately $2 million related to merger costs. In addition, in the first nine months of 2011, G&A expense was offset by $6.7 million for reimbursements made under the terms of the Hess joint venture for expenses related to acquisition costs.

Interest Expense

Interest expense for the nine months ended September 30, 2011 was $152,525 and was largely attributable to accrued interest on promissory notes payable to ZaZa’s members. There was no interest income or expense for the comparable period in 2010.

Income Taxes

Because ZaZa is a limited liability company, income for federal income tax purposes is reportable on the tax returns of the individual partners. Accordingly, no recognition was made for federal income taxes in the financial statements of ZaZa for the nine months ended September 30, 2010 or 2011, respectively. Provision has been made for the Texas Margin Tax which, although applied like a franchise tax to limited liability companies operating in Texas, has been determined under GAAP to be treated as an income tax.

Comparison of Year Ended December 31, 2010 to the Period From March 4, 2009 (inception) to December 31, 2009

The following table sets forth certain operating data of ZaZa for the following periods of 2010 and 2009:

		For the Period
	For the Year	from March 4,
	Ended	2009 (Inception) to
	December 31,	December 31,
	2010	2009

Revenues:
Bonus income	$9,777,646	$—
Oil and gas revenues	357,721	—
Other income	360,000	100,000

Total revenues	10,495,367	100,000
Operating expenses:
Lease operating expense and production taxes	22,580	—
Depletion, depreciation, and amortization	340,891	—
General and administrative expenses, net	3,517,940	334

Total operating expenses	3,881,411	334
Operating income	6,613,956	99,666
Interest income, net	4,340	—
Income tax expense	73,507	—

Net income	$6,544,789	$99,666

Production:
Oil (Bbl)	4,331	—
Gas (Mcf)	4,247	—

Revenues

Total revenue increased from $100,000 for the period from March 4, 2009 (inception) to December 31, 2009 to $10.5 million for the year ended December 31, 2010.

In April 2010, ZaZa entered into a joint venture agreement with Hess, pursuant to which ZaZa identifies certain geographical areas in the Eagle Ford shale trend that are available for leasing and subsequently conducts exploration and production activities thereon. Under the joint venture agreement, Hess pays all acquisition costs up to a cap of $500 million, and also pays ZaZa’s portion of exploration and development expenditures on a specified number of wells (based on acreage position) in the Eagle Ford until production. After production, Hess retains a 90% working interest and ZaZa, as the operator, retains a 10% working interest in each subject well. Hess also pays ZaZa a 10% cash bonus per net acre for each lease purchased, which is recognized as revenue after all leases are obtained, title is cured and transferred to Hess, and recorded with the appropriate county. Cash bonuses under the Hess joint venture amounted to approximately $9.8 million of total revenue for 2010. For the year ended December 31, 2010, there was no production from the properties inside the Hess joint venture.

ZaZa’s four non-operated properties outside the Hess joint venture, for which ZaZa owns an approximate 2.5% interest, began production in 2010, with two wells coming online in each of the first and fourth quarters of 2010. During the year ended December 31, 2010, operating revenue from the sale of oil and gas production from these four non-operated properties was $357,721. The oil and gas production volumes for these wells over the period were 4.3 MBbls and 4.2 MMcf, respectively.

For the year ended December 31, 2010, the average prices received for oil were $77.80 per Bbl of oil and $4.88 per Mcf of gas. In 2009, ZaZa did not have oil and gas sales.

Other income increased by $260,000 for the year ended December 31, 2010 over 2009, from $100,000 for the period from March 4, 2009 (inception) to December 31, 2009 to $360,000 for the year ended December 31, 2010. Other income is generated from the forfeiture by counterparties of earnest money paid to ZaZa in connection with ZaZa arranging leases for such counterparties and does not occur according to a predictable schedule. For each of 2010 and 2009, one forfeiture occurred.

Operating Expenses

LOE and Production Taxes

There was no LOE or production taxes for the period from March 4, 2009 (inception) to December 31, 2009. For the year ended December 31, 2010, LOE and production taxes were approximately $23,000, of which approximately $5,000 was attributable to LOE primarily related to lifting and labor costs and approximately $18,000 of which was attributable to production taxes. LOE and production taxes on a per barrel of oil equivalent (“BOE”) basis for the year ended December 31, 2010 was $4.48 per BOE.

DD&A

There was no DD&A expense for the period from March 4, 2009 (inception) to December 31, 2009. DD&A expense was $340,891 for the year ended December 31, 2010, $235,642 of which was related to ZaZa’s oil and gas properties outside of the Hess joint venture. ZaZa’s DD&A expense per BOE for the year ended December 31, 2010 was $46.77 due to the steep production declines in ZaZa’s four non-operated properties outside the Hess joint venture.

G&A Expenses

G&A expense increased from $334 for the period from March 4, 2009 (inception) to December 31, 2009 to $3.5 million for the year ended December 31, 2010. G&A expense for 2010 included $792,928 paid to four executives of ZaZa pursuant to net profit agreements between ZaZa and each such executive. The increase in G&A expense was primarily due to increased operating activity and start up costs associated with initial development activities in connection with the commencement of operations. In addition, for the year ended December 31, 2010, G&A expense was offset by $2.9 million for reimbursements made under the terms of the Hess joint venture for expenses related to acquisition costs.

Interest Income

Interest income for the year ended December 31, 2010 was $4,340 and was attributable to interest earned on its cash sweep account. There was no interest income or expense for the comparable period ended December 31, 2009.

Income Taxes

Because ZaZa is a limited liability company that has elected to be taxed as a partnership for federal income tax purposes, income for federal income tax purposes is reportable on the tax returns of the individual partners. Accordingly, no recognition has been made for federal income taxes in the financial statements of ZaZa. Provision of approximately $74,000 has been made for the Texas Margin Tax, which has been determined to be an income tax applicable to limited liability companies operating in Texas.

Liquidity and Capital Resources

At September 30, 2011, ZaZa’s current assets of approximately $42.8 million were less than current liabilities of $46.3 million, resulting in a working capital deficit of $3.5 million. This compares to working capital of approximately $0.5 million at December 31, 2010. Current liabilities at September 30, 2011 primarily consisted of $2.5 million of cash received from cash calls to Hess under the joint venture agreement and reserved for drilling activities, notes payable to founding members of $3 million, current debt of $5 million and trade payables and other accrued liabilities of $35.9 million. Current assets primarily consist of cash and accounts receivable, primarily due from Hess. At September 30, 2011, cash was $13.3 million, of which $2.5 million was related to cash prepaid by Hess. At December 31, 2010, cash was $16.8 million, of which $9.9 million was related to cash prepaid by Hess.

The net funds provided by and/or used in each of the operating, investing and financing activities are summarized in the following table and discussed in further detail below:

	For the Period from
	March 4, 2009
	(Inception) to	Year Ended	Nine Months Ended
	December 31, 2009	December 31, 2010	September 30, 2011

Net cash provided by (used in) operating activities	$(15,838)	$20,315,578	$938,790
Net cash used in investing activities	—	(7,267,044)	(8,237,187)
Net cash provided by financing activities	18,000	3,735,000	3,800,000

Total	$2,162	$16,783,534	$(3,498,397)

Operating activities for the period from March 4, 2009 (inception) to December 31, 2009 used $15,838 of cash, but provided $20.3 million of cash for the year ended December 31, 2010. The increase in cash provided by operating activities in 2010 was attributable to net income and changes in operating assets and liabilities due to an increase in accounts receivable, primarily from Hess. Our cash flows from operating activities for the year ended December 31, 2010 includes a net increase in advances from Hess related to exploration and development activities of $9.9 million. For the nine months ended September 30, 2011, operating activities provided $938,790 of cash, reflecting net changes in operating assets and liabilities also due to an increase in accounts receivable, primarily from Hess. Our cash flows from operating activities for the period ended September 30, 2011 includes a net decrease of $7.4 million in advances from Hess related to exploration and development activities.

Net cash used in investing activities in 2009 was zero and in 2010 increased to approximately $7.3 million, which included $6.4 million of cash used for the acquisition of acreage in the Eaglebine area and approximately $0.8 million for furniture and fixtures as operations were established. Investing activities for the nine months ended September 30, 2011 used approximately $8.2 million, primarily for leasehold costs and furniture and fixtures.

Financing activities in 2009 were $18,000, consisting of $15,000 of proceeds from short term borrowings and $3,000 of member contributions, while financing activities in 2010 were $3.7 million, primarily consisting of borrowings from members and member equity contributions.

Since ZaZa was formed in March 2009, ZaZa’s primary sources of capital have been cash generated from cash bonuses and reimbursable expenses paid by Hess, cash generated by operations, and short term loans from ZaZa’s founding members.

The balance of the short term loans provided by ZaZa’s founding members was $3 million at September 30, 2011. To the extent that any portion of the short term loans are not paid by ZaZa prior to closing, ZaZa will issue secured subordinated promissory notes to ZaZa’s founding members at closing with an outstanding principal amount that includes the unpaid short-term loans. The subordinated secured promissory notes will bear interest at a rate of 8% per annum and mature on the fourth anniversary of the closing. They will also be secured by ZaZa’s assets (other than assets relating to oil and gas production) and subordinated to up to $150 million of future senior indebtedness of New ZaZa. See “The Agreements — Description of the Secured Subordinated Promissory Notes to be Issued to the Current ZaZa Owners” beginning on page 102.

The oil and gas industry is a highly capital intensive and cyclical business. ZaZa’s capital requirements are driven principally by its obligations to fund the following:

•	the development of existing properties, including drilling and completion costs of wells;

•	acquisition of interests in additional oil and gas properties; and

•	the development of production and transportation facilities.

ZaZa’s primary cash requirements are for capital expenditures, working capital, operating expenses, and acquisitions. The amount of capital expenditures that ZaZa is able to make has a direct impact on its ability to increase cash flow from operations and, thereby, will directly affect its ability to service any debt obligations it may incur and to grow the business through the development of existing properties and the acquisition of new properties.

ZaZa’s principal sources of capital are cash flow from operations, cash bonus income and reimbursable expenses from the Hess joint venture, cash on hand, potential borrowings under any credit facility it may enter into and, if an appropriate opportunity presents itself, proceeds from the sale of properties and sales of debt or equity securities. Cash from operating activities is dependent upon commodity prices, which can be extremely volatile (see “Commodity Prices” above). ZaZa’s cash flow from operations will also depend upon the volume of oil and gas that ZaZa produces. Unless it otherwise expands reserves, ZaZa’s production volumes and cash flow from operations may decline as reserves are produced.

To offset the loss in production volumes resulting from natural field declines and sales of producing properties, ZaZa must conduct successful exploration and development activities, acquire additional producing properties or identify additional behind-pipe zones or secondary recovery reserves. ZaZa believes its numerous drilling opportunities will allow it to increase production volumes; however, ZaZa’s drilling activities are subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be found. In the future, if an appropriate opportunity presents itself, ZaZa may sell producing properties, which could further reduce ZaZa’s production volumes.

ZaZa has primarily funded its operations and capital expenditures to date through cash bonus income from the Hess joint venture. ZaZa entered into the Hess joint venture in May 2010. Since its formation and through September 30, 2011, the Hess joint venture has funded the acquisition of approximately 119,626 gross acres for approximately $366 million, leaving approximately $134 million of the initial $500 million acreage acquisition budget remaining. In some cases, ZaZa may not have billed Hess for acreage which Hess will accept as part of the joint venture once title transfer has occurred and all related assignments are complete, which accounts for the difference between the 119,626 gross acres referenced above and the 122,000 gross acres referenced elsewhere herein. Through September 30, 2011, ZaZa has recorded cash bonus income of $23.0 million for acquiring this acreage on behalf of the Hess joint venture. In addition, ZaZa expects to record in the remainder of 2011 or in early 2012 approximately $13.3 million in cash bonus income representing the balance of the bonus due for the acreage already acquired on behalf of the Hess joint venture. The bonus income is recognized as revenue after all leases are obtained, title is cured and transferred to Hess, and recorded with the appropriate county. Although there is no guarantee, ZaZa anticipates earning additional cash bonus income as ZaZa acquires more acreage in the Eagle Ford with the remaining $134 million of the initial acreage acquisition budget.

ZaZa’s portion of exploration and development expenditures in the Eagle Ford have been carried to date entirely by Hess in each of the five prospect areas established under the terms of the Hess joint venture. ZaZa’s exploration and development costs will continue to be entirely carried by Hess for each well in each prospect area, subject to a cap on the number of carried wells in each prospect area calculated by dividing the total gross leased acreage in such prospect area by 640. For any wells drilled in a given prospect area above such number, ZaZa will have the right but not the obligation to participate in ZaZa’s pro rata share of each well in that particular prospect area. ZaZa charges a portion of its G&A expenses and other related costs directly to Hess pursuant to the terms of the Hess joint venture agreement.

The table below sets forth the components of the capital expenditures for the period from March 4, 2009 (inception) to December 31, 2009, for the year ended December 31, 2010 and for the nine months ended September 30, 2011.

	For the Period		For the
	from March 4,	For the Year	Nine Months
	2009 (Inception)	Ended	Ended
	to December 31,	December 31,	September 30,
	2009	2010	2011

Expenditure category:
Exploration/Development	$—	$—	$—
Acquisition	—	6,435,702	6,909,351
Facilities	—	831,342	1,327,836

Total	$0	$7,267,044	$8,237,187

Capital expenditures for the period from March 4, 2009 (inception) to December 31, 2009 and for the year ended December 31, 2010 were $0, and $7.3 million, respectively, and capital expenditures for the nine months ended September 30, 2011 were $8.2 million. During 2010, capital expenditures were primarily related to the acquisition of acreage in the Eaglebine. ZaZa recorded no exploration or development expenditures for 2009 and 2010 in the Eagle Ford because all of ZaZa’s capital expenditures were carried by Hess pursuant to the terms of the joint venture agreement. During the nine months ended September 30, 2011, capital expenditures were $8.2 million, primarily related to extending and renewing leases on ZaZa’s existing properties in the Eaglebine. ZaZa’s capital budget for 2011 includes $10 million for acquiring additional acreage in the Eaglebine. The amount of capital expenditures for the remainder of 2011 is subject to ZaZa having adequate cash flow from operations, accessing capital markets, and operating and commodity price performance. If ZaZa does not have access to adequate capital, ZaZa may be required to reduce its 2011 capital budget and/or cancel projects entirely. ZaZa’s ability to make all of its budgeted capital expenditures will also be subject to the availability of drilling rigs and other field equipment and services. ZaZa’s capital expenditures could also include expenditures for the acquisition of producing properties if such opportunities arise. Additionally, the level of capital expenditures will vary during future periods depending on market conditions and other related economic factors. Should the prices of oil and gas decline, and if ZaZa’s costs of operations increase or if its production volumes decrease, ZaZa’s cash flows will decrease, which may result in a reduction of its capital expenditures budget. If ZaZa decreases its capital expenditures budget, it may not be able to offset oil and gas production decreases caused by natural field declines and sales of producing properties, if any.

On September 26, 2011, ZaZa drew down on the full amount of a $5 million revolving line of credit that was recently provided by Texas Champion Bank. The line of credit bears interest at 5.5%, matures on September 25, 2012, and is secured by a first lien on ZaZa’s interests in certain of its oil and gas properties. The line of credit will be used to finance working capital purposes.

Capital Resources After Completion of the Transactions with Toreador.  After the closing, ZaZa’s management expects that the principal sources of capital for New ZaZa will be cash flow from operations, cash bonus income and reimbursable expenses from the Hess joint venture, cash on hand, potential borrowings under any credit facility it may enter into and, if an opportunity presents itself, proceeds from the sale of properties and debt and equity securities. In addition, ZaZa is currently in discussions with several potential joint venture partners and hopes to select a partner by early 2012 for its operations in the Eaglebine. In the event that ZaZa is not able to select a suitable partner, ZaZa expects to finance its current Eaglebine program with cash flow from operations and bonus income from its Hess joint venture. If cash flow from operations and bonus income from its Hess joint venture are not sufficient to fund this program, ZaZa may be required to seek additional debt financing to maintain and expand this program.

The consummation of the merger agreement is contingent on Toreador, ZaZa and New ZaZa having at least $10 million in available cash, cash equivalents and/or borrowing capacity. Toreador and ZaZa estimate that New ZaZa, Toreador and/or ZaZa may need to raise up to $66.5 million of financing, less cash on hand at the closing, for the minimum cash condition to be satisfied. The pro forma combined balance sheet shows approximately $17.7 million of unrestricted cash (excluding cash committed to financing for ZaZa’s joint venture partner) as of September 30, 2011. However, cash on hand fluctuates during the course of the year and, as such, the amount of cash that Toreador and ZaZa will have on hand at closing is subject to a variety of factors, many of which are beyond the control of Toreador and ZaZa. Accordingly, the cash on hand at closing may be substantially less than estimated. See “Risk Factors — Risks Related to the Transactions” beginning on page 19.

We are seeking financing necessary to satisfy the minimum cash condition. In addition, we are seeking financing in excess of the funds necessary to satisfy the minimum cash condition that, if obtained, will be used to reduce the Company’s obligations and finance the Company’s operations. We may also seek to raise additional capital for New ZaZa if and when necessary. We are having preliminary discussions with various potential investors to raise such financing, which could include a new credit facility, convertible notes and/or issuance of equity securities, but any such financing will likely include the issuance of additional equity securities. We have not received any binding commitment for any debt or equity financing. Accordingly, no assurance can be given that any such financing will be obtained. New ZaZa’s ability (and Toreador’s and ZaZa’s ability) to raise the necessary financing may be hindered by the uncertain nature of the credit and capital markets as well as by the fact that upon consummation of the transactions, New ZaZa may have substantial debt in the form of secured subordinated promissory notes discussed below. In addition, if New ZaZa is able to raise the necessary financing, the terms of any such financing may not be favorable to New ZaZa.

In addition, under the terms of the merger agreement, ZaZa will issue to the holders of the limited liability company interests of ZaZa and the managing partners of ZaZa, upon consummation of the merger, secured subordinated promissory notes with aggregate principal amount of up to $65.7 million. Under the terms of the merger agreement, the aggregate principal amount of the secured subordinated promissory notes would be reduced to the extent that ZaZa or New ZaZa has cash available to pay to the holders of the limited liability company interests of ZaZa and the managing partners of ZaZa without causing the minimum cash condition to fail to be satisfied. However, such cash is likely to be available only to the extent that ZaZa, Toreador and/or New ZaZa are able to secure additional financing.

The oil and gas industry is a highly capital intensive and cyclical business. Our capital requirements are driven principally by our obligations to service debt and fund the development of existing properties, including drilling and completion costs of wells, acquisition of interests in additional oil and gas properties, and production and transportation facilities. The amount of capital expenditures we are able to make has a direct impact on our ability to increase cash flow from operations, and thereby, will directly affect our ability to service our debt obligations and to grow the business through the development of existing properties and the acquisition of new properties.

The amount of capital expenditures we will be able to incur after completion of the merger is subject to ZaZa’s having adequate cash flow from operations and bonus income from its Hess joint venture and ZaZa’s ability to access capital markets, as well as to operating and commodity price performance. If ZaZa does not have access to adequate capital, ZaZa may be required to reduce its capital budget and/or cancel projects entirely. ZaZa’s ability to make all of its budgeted capital expenditures will also be subject to the availability of drilling rigs and other field equipment and services. ZaZa’s capital expenditures could also include expenditures for the acquisition of producing properties if such opportunities arise. Additionally, the level of capital expenditures will vary during future periods depending on market conditions and other related economic factors. Should the prices of oil and gas decline, and if ZaZa’s costs of operations increase or if its production volumes decrease, ZaZa’s cash flows will decrease, which may result in a reduction of its capital expenditures budget. If ZaZa decreases its capital expenditures budget, it may not be able to offset oil and gas production decreases caused by natural field declines and sales of producing properties, if any.

If New ZaZa successfully closes a new credit facility, New ZaZa may be required to enter into hedging arrangements for specified oil and gas production volumes. Such hedging arrangements would likely be priced at then-current market prices and may be significantly lower than the existing hedges Toreador currently has in place. By removing a significant portion of price volatility on the future oil and gas production of New ZaZa, ZaZa management believes that such measures would mitigate, but not eliminate, the potential effects of changing commodity prices on cash flow from operations for New ZaZa. However, when prevailing market prices are higher than the contract prices under the new hedging arrangements, New ZaZa will not realize increased cash flow on the portion of the production that has been hedged. In the future, New ZaZa will sustain realized and unrealized losses on its derivative contracts if market prices are higher than the contract prices under the new hedging arrangements. Conversely, when prevailing market prices are lower than the contract prices, New ZaZa will sustain realized and unrealized gains on such derivative contracts.

Contractual Obligations

ZaZa is committed to making cash payments in the future on the following types of agreements:

•	Operating leases;

•	Long-term debt (to the extent such long term debt is incurred); and

•	Interest on long-term debt (to the extent such long term debt is incurred).

ZaZa has no off-balance sheet debt or unrecorded obligations and has not guaranteed the debt of any other party. Below is a schedule of the future payments that ZaZa is obligated to make based on agreements in place as of December 31, 2010:

	Payments Due in Twelve Month Periods Ending December 31,:
Contractual Obligations	Total	2011	2012	2013	2014	2015	Thereafter

Notes payable	$3,000,000	$3,000,000	$—	$—	$—	$—	$—
Interest on notes payable	240,000	240,000	—	—	—	—	—
Operating leases	1,220,285	337,884	403,388	246,997	43,503	43,503	145,010

Total	$4,460,285	$3,577,884	$403,388	$246,997	$43,503	$43,503	$145,010

ZaZa maintains a reserve for costs associated with the retirement of tangible long-lived assets. At September 30, 2011, ZaZa’s reserve for these obligations totaled $131,012 but was not subject to contractual commitments.

Off-Balance Sheet Arrangements.  At September 30, 2011, ZaZa had no existing off-balance sheet arrangements (as defined under SEC regulations) that have, or are reasonably likely to have, a current or future effect on ZaZa’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contingencies.  From time to time, ZaZa may be involved in litigation relating to claims arising out of ZaZa’s operations in the normal course of business. At September 30, 2011, ZaZa was not engaged in any legal proceedings that were expected, individually or in the aggregate, to have a material adverse effect on ZaZa.

Related Party Transactions.  For the year ended December 31, 2010, ZaZa received revenue totaling $75,125 from Neuhaus Brooks Investment, LLC, which is owned by a member of ZaZa, as oil and gas production revenue. ZaZa also entered into $3 million notes payable with its founding members in December 2010. These notes bear 8% interest per annum. Effective May 1, 2010, ZaZa and its members entered into a compensation agreement in which base salary, discretionary bonus and incentive compensation were defined. Incentive compensation is based on the fulfillment of certain performance metrics and a “Company liquidity event,” defined therein as an initial public offering, merger, reverse merger, financing or other availability of capital deemed financially beneficial to ZaZa. As of December 31, 2010 and September 30, 2011, ZaZa had an outstanding commitment to its members in the amount of $4.6 million and $11.9 million, respectively, related to performance metrics achieved.

Each of the three ZaZa managing partners has a direct or indirect interest in an overriding royalty interest generally equal to one percent (1%) (for a total of three percent (3%)) in:

•	each leasehold estate located within the boundaries of the “area of mutual interest” map attached to the Exploration and Development Agreement between ZaZa and Hess (the “EDA”) that has been or may be acquired by ZaZa prior to April 2016 (or such later date if extended pursuant to the EDA), with or without the participation of Hess, including the Eagle Ford shale trend and the Eaglebine trend; and

•	each leasehold estate located within the boundaries of an “expansion area” covering certain counties in Alabama, Florida, Louisiana and Mississippi that may be acquired by ZaZa prior to April 2016, unless a longer period of time is stated in any area of mutual interest agreement that may be entered into between ZaZa and a third party.

In March 2010, ZaZa entered into an agreement with the ZaZa members and Eli Smith & Associates, which we refer to as Smith, to acquire 100% working interests in any unproved acreage identified in a defined area of mutual interest located in the Colorado and Lavaca counties of Texas. During the year ended December 31, 2010, ZaZa acquired acreage totaling approximately $28.9 million pursuant to this agreement; $6.2 million of the purchase price was in the form of the $3 million notes payable due to the ZaZa members described above and $3.2 million in accounts payable due to ZaZa members, which was paid in January 2011. During the nine months ended September 30, 2011, ZaZa received approximately $5.4 million pursuant to this agreement. The ZaZa managing partners and Smith retain a direct or indirect reserved overriding royalty interest generally equal to three percent (3%) in each property sold to ZaZa, which is divided pro-rata among the four sellers in the transactions. Simultaneously with each purchase, ZaZa pursuant to a separate agreement sells 90% of the acquired working interests to Hess, retaining a 10% working interest in each property.

One of ZaZa’s expected designees to the new ZaZa initial board of directors, Travis H. Burris, currently owns a 45% interest in, and serves as Chairman and President of, Texas Champion Bank. ZaZa currently has a $5 million revolving line of credit with Texas Champion Bank under which the full amount was drawn on September 26, 2011. The line of credit bears interest at 5.5%, matures on September 25, 2012, and is secured by a first lien on ZaZa’s interests in certain of its oil and gas properties.

Environmental Regulations.  ZaZa’s oil and gas exploration, development and production operations are subject to various federal, provincial, state and local laws and regulations covering the discharge of materials into the environment, health and safety matters, or otherwise relating to the protection of the environment.

Compliance with such laws and regulations increases ZaZa’s overall cost of business, but has not had, to date, a material adverse effect on its operations, financial condition, results of operations or competitive position. ZaZa does not currently expect, given current laws and regulations, that ZaZa will be required in the near future to expend amounts (whether for environmental control facilities or otherwise) that are material in relation to its total exploration and development expenditure program in order to comply with such laws and regulations. However, laws and regulations frequently change, and ZaZa is unable to predict the ultimate cost of compliance or the effect of any new laws or regulations on its operations, financial condition, results of operations and competitive position, see “Risk Factors — Risks Related to the Business of ZaZa — Environmental matters and costs can be significant” on page 35. See “ZaZa Business, Industry & Properties — Environmental Regulation” beginning on page 128.

Climate Change.  There has been increasing focus of local, state, national and international regulatory bodies on greenhouse emissions and climate change issues. For additional information about climate change issues, see “Risk Factors — Risks Related to the Business of ZaZa — Possible legislation and regulations related to global warming and climate change could have a material adverse effect on ZaZa’s operations and the demand for oil and gas” on page 36. ZaZa is unable to predict the timing, scope and effect of any such proposed laws, regulations and treaties, but the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect its business, results of operations, financial condition and competitive position. See “ZaZa Business, Industry & Properties — Environmental Regulation — Climate Change” on page 130.

The adoption of legislation or regulatory programs to reduce emissions of greenhouse gases could require ZaZa to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and gas ZaZa produces. Consequently, legislation and regulatory programs to reduce emissions of greenhouse gases could have a material adverse effect on ZaZa’s business, financial condition and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have a material adverse effect on ZaZa’s financial condition and results of operations.

In terms of opportunities, the regulation of greenhouse gas emissions and the introduction of alternative incentives, such as enhanced oil recovery, carbon sequestration and low carbon fuel standards could benefit ZaZa in a variety of ways. For example, although climatic change legislation could reduce the overall demand for the oil and gas that ZaZa produces, the relative demand for gas may increase since the burning of natural gas produces lower levels of emissions than other readily available fossil fuels such as oil and coal. In addition, if renewable resources, such as wind or solar power become more prevalent, natural gas-fired electric plants may provide an alternative backup to maintain consistent electrical supply. Also, if states adopt low-carbon fuel standards, natural gas may become a more attractive transportation fuel. In 2010, approximately 31% of ZaZa’s production was NGLs on an BOE basis, although all gas production was flared and not sold until late in the third quarter of 2011, when ZaZa completed construction of natural gas gathering facilities. ZaZa did not have oil and gas sales in 2009. Market-based incentives for the capture and storage of carbon dioxide in underground reservoirs, particularly in oil and gas reservoirs, could also benefit ZaZa through the potential to obtain greenhouse gas emission allowances or offsets from or government incentives for the sequestration of carbon dioxide.

Hydraulic Fracturing.  Federal and state legislation and regulatory initiatives relating to hydraulic fracturing are expected to result in increased costs and additional operating restrictions for oil and gas explorers and producers. ZaZa engages third parties to provide hydraulic fracturing or other well stimulation services to us in connection with several wells or proposed wells for which we are the operator. For additional information on hydraulic fracturing, see “Risk Factors — Risks Related to the Business of ZaZa — Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays and inability to book future reserves” beginning on page 37. See “ZaZa Business, Industry & Properties — Environmental Regulation — Hydraulic Fracturing” on page 131.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires that management apply accounting policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. The following represents those policies that management believes are particularly important to the financial statements and that require the use of estimates and assumptions to describe matters that are inherently uncertain.

Revenue Recognition and Imbalances.  Oil and gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectibility of the revenue is probable. The amount of oil or gas sold may differ from the amount to which ZaZa is entitled based on its working interest or net revenue interest in the properties. Revenue is recorded when title is transferred based on ZaZa’s nominations and net revenue interests. Pipeline imbalances occur when production delivered into the pipeline varies from the gas ZaZa nominated for sale. Pipeline imbalances are settled with cash approximately thirty days from date of production and are recorded as a reduction of revenue or increase of revenue depending upon whether ZaZa is over-delivered or under-delivered. Settlements of oil and gas sales occur after the month in which the product was produced. ZaZa estimates and accrues for the value of these sales using information available at the time financial statements are generated. Differences are reflected in the accounting period during which payments are received from the purchaser. ZaZa also derives revenue from a bonus paid by Hess on leasehold amounts that ZaZa leases on behalf of the Hess joint venture. The bonus amount is equal to 10% of the sum of all direct costs associated with acquiring the net mineral acres as defined in the Hess joint venture agreement and is recognized as revenue after all leases are obtained, title is cured and transferred to Hess, and recorded with the appropriate county.

Successful Efforts Method of Accounting for Oil and Gas Activities.  ZaZa accounts for its gas and crude oil exploration and production activities under the successful efforts method of accounting. Oil and gas lease acquisition costs are capitalized when incurred. Lease rentals are expensed as incurred. Oil and gas exploration costs, other than the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether they have discovered proved commercial reserves. Exploratory drilling costs are capitalized when drilling is complete if it is determined that there is economic producibility supported by either actual production or a conclusive formation test. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed. Such exploratory well drilling costs may continue to be capitalized if the reserves quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and the economic and operating viability of the project is being made. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of oil and gas, are capitalized. Unproved properties with individually significant acquisition costs are amortized over the lease term for such properties and analyzed on a property-by-property basis for any impairment in value. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive is amortized over the remaining lease term. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties.

ZaZa’s engineers estimate proved oil and gas reserves, which directly impact financial accounting estimates, including depreciation, depletion, and amortization. Proved reserves represent estimated quantities of oil and condensate, natural gas liquids and gas that geological and engineering data demonstrate, with reasonable certainly, to be recovered in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. The process of estimating quantities of proved oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving producing history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time.

Depreciation, depletion and amortization of the cost of proved oil and gas properties are calculated using the unit-of-production method. The reserves base used to calculate depreciation, depletion and amortization for leasehold acquisition costs and the cost to acquire proved properties is the sum of proved developed reserves and proved undeveloped reserves. With respect to lease and well equipment costs, which include development costs and successful exploration drilling costs, the reserve base includes only proved developed reserves. Estimated future dismantlement, restoration and abandonment costs, net of salvage values, are taken into account. Certain other assets, including gathering and processing facilities, are depreciated on a straight-line basis over the estimated useful life of the asset.

Assets are grouped in accordance with the Extractive Industries Oil and Gas Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The basis for grouping is a reasonable aggregation of properties with a common geological structural feature or stratigraphic condition, such as a reservoir or field.

Amortization rates are updated quarterly to reflect: (i) the addition of capital costs, (ii) reserves revisions (upwards or downwards) and additions, (iii) property acquisitions and/or property dispositions and (iv) impairments. When circumstances indicate that an asset may be impaired, ZaZa compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on ZaZa’s estimate of future gas and oil prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Reserves Estimate.  Proved reserves are estimated quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward recoverable in future years from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Proved undeveloped reserves on undrilled acreage are limited (i) to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances and (ii) to other undrilled locations if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates. Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project. Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves. We emphasize that the volume of reserves are estimates that, by their nature are subject to revision.

The estimates are made using geological and reservoir data, as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data. These reserve revisions result primarily from improved or a decline in performance from a variety of sources such as an addition to or a reduction in recoveries below or above previously established lowest known hydrocarbon levels, improved or a decline in drainage from natural drive mechanisms, and the realization of improved or declined drainage areas. If the estimates of proved reserves were to decline, the rate at which we record depletion expense would increase.

Impairment of Oil Properties.  We review our proved oil properties for impairment on an annual basis or whenever events and circumstances indicate a potential decline in the recoverability of their carrying value. We estimate the expected future cash flows from our proved oil properties and compare these future cash flows to the carrying value of the oil properties to determine if the carrying value is recoverable. If the carrying value exceeds the estimated undiscounted future cash flows, we will adjust the carrying value of the oil properties to its fair value in the current period. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, with any such impairment charged to expense in the period. Given the complexities associated with oil reserve estimates and the history of price volatility in the oil market, events may arise that will require us to record an impairment of our oil properties and there can be no assurance that such impairments will not be required in the future nor that they will not be material.

Future Development and Abandonment Costs.  Future development costs include costs to be incurred to obtain access to proved reserves, including drilling costs and the installation of production equipment. Future abandonment costs include costs to dismantle and relocate or dispose of our production equipment, gathering systems, wells and related structures and restoration costs of land. We develop estimates of these costs for each of our properties based upon the type of production structure, depth of water, reservoir characteristics, depth of the reservoir, market demand for equipment, currently available procedures and consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make estimates and judgments that are subject to future revisions based upon numerous factors, including changing technology, the ultimate settlement amount, inflation factors, credit adjusted discount rates, timing of settlement and changes in the political, legal, environmental and regulatory environment. We review our assumptions and estimates of future abandonment costs on an annual basis. The accounting for future abandonment costs changed on January 1, 2003, with the adoption of FASB ASC 410 Asset Retirement and Environmental Obligations.” ASC 410 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost be capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Holding all other factors constant, if our estimate of future abandonment costs is revised upward, earnings would decrease due to higher depreciation, depletion and amortization expense. Likewise, if these estimates were revised downward, earnings would increase due to lower depreciation, depletion and amortization expense.

Quantitative and Qualitative Disclosure About Market Risk

ZaZa is exposed to market risk, including the effects of adverse changes in commodity prices and, potentially, interest rates as described below.

The primary objective of the following information is to provide quantitative and qualitative information about ZaZa’s potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of ZaZa’s market risk sensitive agreements were entered into for purposes other than speculative trading.

Commodity Price Risk.  ZaZa’s major market risk exposure is in the pricing it receives for its oil and gas production. Realized pricing is primarily driven by the prevailing price for oil and the spot market prices applicable to natural gas production. Pricing for oil and gas has been volatile and unpredictable for several years, and this volatility is expected to continue in the future. The prices ZaZa receives for its oil and gas production depend on many factors outside of its control, such as the strength of the global economy.

To reduce the impact of fluctuations in oil and gas prices on its revenues, or to protect the economics of property acquisitions, ZaZa in the future may periodically enter into derivative contracts with respect to a portion of its projected oil and gas production through various transactions that fix or, through options, modify the future prices realized. These transactions may include price swaps whereby ZaZa would receive a fixed price for its production and pay a variable market price to the contract counterparty. Additionally, ZaZa may enter into collars, whereby it would receive the excess, if any, of the fixed floor over the floating rate or pay the excess, if any, of the floating rate over the fixed ceiling price. In addition, ZaZa may in the future enter into option transactions, such as puts or put spreads, as a way to manage its exposure to fluctuating prices. Such hedging activities are intended to manage exposure to oil and gas price fluctuations.

Interest Rate Risk.  ZaZa historically has not had any long term debt, but may seek additional debt in the future. If ZaZa incurs significant debt in the future, it may enter into interest rate derivative contracts on a portion of its then outstanding debt to mitigate the risk of fluctuating interest rates.

Counterparty and Customer Credit Risk.  ZaZa is subject to credit risk due to the concentration of its oil and gas receivables with only a few significant customers. Please read “ZaZa Business, Industry & Properties — Marketing and Customers” on page 125 for further detail about ZaZa’s significant customers. ZaZa’s inability, or the failure of its significant customers to meet their obligations to ZaZa or their insolvency or liquidation may materially adversely affect ZaZa’s financial results. In addition, any oil and gas derivative contracts that ZaZa may enter into in the future may expose ZaZa to credit risk in the event of nonperformance by counterparties.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

On August 29, 2011, ZaZa formally informed KPMG LLP (“KPMG”), ZaZa’s independent registered public accounting firm, of its dismissal. KPMG had served as ZaZa’s independent registered public accounting firm since 2010. The decision to dismiss KPMG as ZaZa’s independent registered public accounting firm was approved by all of ZaZa’s members, who together serve as ZaZa’s management. The reports of KPMG on ZaZa’s financial statements as of December 31, 2010 and 2009 and for the fiscal year ended December 31, 2010 and for the period from March 4, 2009 (inception) to December 31, 2009 did not contain an adverse opinion or a disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period from March 4, 2009 (inception) to December 31, 2009, ZaZa’s most recent fiscal year ended December 31, 2010, and the subsequent interim period prior to the date of KPMG’s dismissal, there were no: (a) disagreements between ZaZa and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years; or (b) “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

On August 29, 2011, ZaZa engaged Ernst & Young LLP (“E&Y”) to reaudit and issue opinions for the period from March 4, 2009 (inception) to December 31, 2009 and for the fiscal year ended December 31, 2010, and to serve as its independent registered public accounting firm for ZaZa’s fiscal year ended December 31, 2011. The decision to engage E&Y as ZaZa’s independent registered public accounting firm was approved by all of ZaZa’s members. During the period from March 4, 2009 (inception) to December 31, 2009, ZaZa’s most recent fiscal year ended December 31, 2010, and the subsequent interim period up to the date of E&Y’s engagement, ZaZa did not consult with E&Y regarding matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K, although E&Y did perform due diligence into the books and records of Toreador on behalf of ZaZa in anticipation of the transaction between ZaZa and Toreador.

ZaZa provided KPMG with a copy of this disclosure as required by Item 304(a)(3) of Regulation S-K, and requested KPMG to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the letter from KPMG is attached as an exhibit to this registration statement to which this proxy statement/prospectus is a part.

ZAZA MEMBERS

The outstanding membership interests in ZaZa are owned by three members: Blackstone Oil & Gas, LLC (which we refer to as Blackstone), Omega Energy Corp. (which we refer to as Omega) and Lara Energy Inc. (which we refer to as Lara). Each ZaZa member owns one-third of the outstanding membership interests in ZaZa. Other than such membership interests and the net profits interests, there are no outstanding equity interests in ZaZa.

Blackstone is a Texas limited liability company that is owned by the Todd Alan Brooks Non Exempt Trust. Mr. Brooks is the President of Blackstone and the Trustee of the Todd Alan Brooks Non Exempt Trust. Mr. Brooks is currently a Managing Partner of ZaZa and will be a director and executive officer of New ZaZa. Blackstone owns non-operating working interests in oil and gas properties, primarily located in McMullen County (shallow Wilcox production) and in Cherokee County (shallow Eaglebine production).

Omega is a Texas corporation that is owned by Gaston L. Kearby. Mr. Kearby is the president and chief executive officer of Omega. Mr. Kearby is currently a Managing Partner of ZaZa and will be a director and executive officer of New ZaZa. Omega owns and operates a collection of operating, non-operating and royalty generating oil and gas properties and projects across Texas and adjoining states.

Lara is a Texas corporation that is owned by John E. Hearn, Jr. Mr. Hearn is the founder and president of Lara. Mr. Hearn is currently a Managing Partner of ZaZa and will be a director and executive officer of New ZaZa. Lara owns interests in oil and gas exploration and development projects in the Texas Gulf Coast region.

The ZaZa Members and their controlling persons have also entered into certain transactions with ZaZa, as described in “ZaZa Related-Party Transactions” on page 152.

ZAZA RELATED-PARTY TRANSACTIONS

The ZaZa members have helped finance the operations of ZaZa by making capital contributions and loans to ZaZa. In 2010, the members lent ZaZa $3.0 million in the aggregate, with each of Blackstone, Lara and Omega lending $1.0 million through notes (the “member notes”). The member notes bear interest at 8% per annum and mature on December 21, 2011. ZaZa has not made any payments in respect of the member notes, and may not repay the member notes unless repayment of the notes would not cause ZaZa to fail to meet the minimum cash condition. In addition, the ZaZa members have agreed not to seek repayment of the notes if the repayment of the loans would cause ZaZa to fail to meet the minimum cash condition. At the closing, the member notes will be discharged, however, concurrently with such discharge, ZaZa will issue secured subordinated promissory notes to the current ZaZa owners in an amount equal to the unpaid amounts owing under the member notes pursuant to the contribution agreement, as amended, as described in “Description of the Secured Subordinated Promissory Notes to be Issued to the current ZaZa owners” beginning on page 102.

Each of the three ZaZa managing partners has a direct or indirect interest in an overriding royalty interest generally equal to one percent (1%) (for a total of three percent (3%)) in:

•	each leasehold estate located within the boundaries of the “area of mutual interest” map attached to the Exploration and Development Agreement between ZaZa and Hess (the “EDA”) that has been or may be acquired by ZaZa prior to April 2016 (or such later date if extended pursuant to the EDA), with or without the participation of Hess, including the Eagle Ford shale trend and the Eaglebine trend; and

•	each leasehold estate located within the boundaries of an “expansion area” covering certain counties in Alabama, Florida, Louisiana and Mississippi that may be acquired by ZaZa prior to April 2016, unless a longer period of time is stated in any area of mutual interest agreement that may be entered into between ZaZa and a third party.

In March 2010, ZaZa entered into an agreement with the ZaZa members and Eli Smith & Associates, which we refer to as Smith, to acquire 100% working interests in any unproved acreage identified in a defined area of mutual interest located in the Colorado and Lavaca counties of Texas. During the year ended December 31, 2010, ZaZa acquired acreage totaling approximately $28.9 million pursuant to this agreement; $6.2 million of the purchase price was in the form of the $3 million notes payable due to the ZaZa members described above and $3.2 million in accounts payable due to ZaZa members, which was paid in January 2011. During the nine months ended September 30, 2011, ZaZa received approximately $5.4 million pursuant to this agreement. The ZaZa managing partners and Smith retain a direct or indirect reserved overriding royalty interest generally equal to three percent (3%) in each property sold to ZaZa, which is divided pro-rata among the four sellers in the transactions. Simultaneously with each purchase, ZaZa pursuant to a separate agreement sells 90% of the acquired working interests to Hess, retaining a 10% working interest in each property.

One of ZaZa’s expected designees to the New ZaZa initial board of directors, Travis H. Burris, currently owns a 45% interest in, and serves as Chairman and President of, Texas Champion Bank. ZaZa currently has a $5 million revolving line of credit with Texas Champion Bank under which the full amount was drawn on September 26, 2011. The line of credit bears interest at 5.5%, matures on September 25, 2012, and is secured by a first lien on ZaZa’s interests in certain of its oil and gas properties.

Effective May 1, 2010, ZaZa entered into compensation and bonus agreements with each of Todd Alan Brooks, John E. Hearn Jr. and Gaston L. Kearby. See “Compensation of ZaZa Managing Partners” beginning on page 153.

ZaZa is a closely held private company and has not adopted any policies governing related party transactions. The loans and overriding royalty interests and compensation agreements described above were approved by all of the members.

New ZaZa expects that related party transactions following the closing will be subject to the approval of New ZaZa’s Board of Directors or a committee thereof pursuant to a written policy with respect to the review, approval or ratification of related-party transactions to be adopted following the closing.

COMPENSATION OF ZAZA MANAGING PARTNERS

Summary of Compensation of ZaZa Executive Officers

The following table illustrates the compensation for the executive officers of ZaZa in 2010 who are expected to be the named executive officers of New ZaZa.

Summary Compensation Table

							Change in
							Pension Value
							and Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	Any Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Todd Alan Brooks, Managing Partner	2010	$272,273	$110,000	—	—	—	—	—	$382,273
John E. Hearn, Jr., Managing Partner	2010	$272,273	$110,000	—	—	—	—	—	$382,273
Gaston L. Kearby, Managing Partner	2010	$272,273	$110,000	—	—	—	—	—	$382,273

Compensation Agreements

Base and Bonus

ZaZa entered into compensation and bonus agreements with each of the executive officers described above. While each executive officer received $272,273 in base salary and $110,000 in bonus, the compensation and bonus agreements provide that each executive officer was entitled to an annual base salary of $350,000 as of May 1, 2010 and total annual compensation of $850,000 (including the discretionary bonus). Under the terms of the compensation and bonus agreements, ZaZa will pay the full amount of the discretionary bonus less any base salary actually paid, when ZaZa has the liquidity to make such payment.

On August 9, 2011, in connection with the execution of the merger agreement, each of the executive officers entered into a separate letter agreement. The letter agreements provide that, upon the consummation of the transactions, New ZaZa will assume ZaZa’s obligation to pay to each of the executive officers any compensation, including back salary, bonuses, incentive compensation and other compensation payable in respect of periods prior to the closing or in connection with the transactions contemplated by the closing (other than base salary and benefits in the ordinary course of business consistent with past practice), less any amounts previously paid (which ZaZa expects will be approximately $17.5 million if the closing occurs in February 2012). This amount includes the discretionary bonuses discussed above. To the extent that ZaZa does not pay any portion of the additional compensation prior to closing, New ZaZa will issue a promissory note to each of the executive officers for the additional compensation. See “Description of the Letter Agreements” beginning on page 107.

Incentive Compensation

ZaZa has also agreed to pay these executive officers the following performance bonuses, if the executive officer is with ZaZa at the time the performance set forth below is achieved, and such performance bonus shall be paid upon specified events, which would include the consummation of the transactions under the merger agreement:

•	$1,000,000, upon leasing 100,000 acres (this goal was achieved in the first quarter of 2011);

•	$1,000,000, upon leasing 200,000 acres (this goal was achieved in the third quarter of 2011);

•	$500,000, upon leasing 250,000 acres;

•	$250,000, upon first oil production (this goal was achieved in the first quarter of 2011); and

•	$100,000 per well drilled, up to fifteen wells (ZaZa drilled its 23rd well in the fourth quarter of 2011).

Payments in the Transaction

If the transactions are completed, all earned base, discretionary bonus and incentive compensation earned at such time shall be payable. If the closing occurred on February 15, 2012 and if ZaZa continues to pay timely base salary in 2011 at the annual amount of $350,000, each executive officer is expected to receive approximately $5.8 million under the compensation and bonus agreements. The merger agreement contains restrictions on the ability of ZaZa to pay all such amounts in cash. ZaZa has the unrestricted ability to pay the executive officers any unpaid base salary. No further amounts can be paid to the executive officers if such payment would cause ZaZa to fail to satisfy the minimum cash condition. Any amounts that are unpaid as of the closing, in excess of base salary and benefits, will be paid to the executive officers in the form of a note, which note shall have substantially similar terms to the notes issuable to the ZaZa Members pursuant to the contribution agreement.

Termination of Compensation Agreements

Upon payment of the combination of cash and notes described above at the closing, the compensation and bonus agreements shall terminate. Accordingly, if any of the metrics for the incentive compensation are not achieved, the executive officers shall have no further entitlement to the receipt of any incentive compensation under such agreements in respect of such metric. The executive officers of New ZaZa will receive compensation following the closing pursuant to policies adopted by the board of directors and/or compensation committee of New ZaZa.

Payments Under Management Agreement

All of the compensation paid to the ZaZa executive officers described above is paid to SPM pursuant to the Management Agreement with SPM. None of these payments are or will be reimbursed by Hess pursuant to the Hess joint venture.

NEW ZAZA EXECUTIVE OFFICERS AND DIRECTORS

Directors of New ZaZa

Upon the closing, New ZaZa’s initial board of directors will consist of nine directors, with seven to be designated by the current ZaZa owners and two to be designated by Toreador. It is expected that Toreador will designate Adam Kroloff, the current Chairman of the Board of Toreador, and Bernard de Combret, a current independent director of Toreador. It is expected that ZaZa will designate as its designees Todd Alan Brooks, John E. Hearn Jr. and Gaston L. Kearby, the three current managing partners of ZaZa; Craig M. McKenzie, the current President and Chief Executive Officer of Toreador; Travis H. Burris; Fred S. Zeidman; and Herbert C. Williamson III, a current independent director of Toreador.

Toreador Designees

Bernard de Combret, age 68. Mr. de Combret has served as a director of Toreador since September 2009. Mr. de Combret, a French citizen, is the former Deputy Chairman of the Executive Committee of Total. Mr. de Combret is currently non-executive director of Winstar Resources Ltd. and of Calvalley Petroleum Inc. He is also a member of the International Advisory Board of Banco Santander. Mr. de Combret spent 24 years from 1978 to 2002 (until he retired) with Elf and then Total S.A. where he held several executive positions, including but not limited to, Chief Executive for Refining/Marketing, Chief Executive for Gas, Power, and New Energy, and Chief Executive for Trading and Transportation. Mr. de Combret has also served as a member of the board of directors for various public companies including, among others, CEPSA, Intercontinental Exchange, Banco Central Hispano, Maurel & Prom, Petrofac Ltd. and Coastal Energy Company, and for subsidiaries of public companies, including Atochem, Axa Re, Renault VI. Prior to joining the oil industry, Mr. de Combret was a high civil servant in France, holding senior positions in the Ministry of Finance and in the Ministry of Foreign Affairs. Mr. de Combret graduated from Ecole Polytechnique and Ecole Nationale d’Administration. Mr. de Combret brings to the board of directors a wealth of multi-national leadership and corporate governance experience, as well as strong financial and public policy track records.

Bernard de Combret has been involved with an inquiry concerning Total S.A.’s conduct in the “Oil-for-Food” program. This matter dates back to before Mr. de Combret retired from Total S.A. Notwithstanding the Public Prosecutor’s two previous recommendations that charges not be filed, the Investigating Magistrate has decided that Mr. de Combret, together with Total S.A. and other current and former employees of Total S.A., will face charges related to this matter.

Adam Kroloff, age 49. Mr. Kroloff served as a director of Toreador since June 2009 and has served as the Chairman of the Board since May 31, 2011 until December 31, 2011. Mr. Kroloff was a Vice President (strategic projects) of BP plc. With 20 years of experience in the oil and gas business, Mr. Kroloff worked internationally for BP for more than a decade in roles at group-level and across each business division. His focus was governance, strategy and law. Prior to joining BP, Mr. Kroloff was a litigator. He holds a Juris Doctorate from the University of California, Hastings College of the Law and a Bachelor of Arts degree from Claremont McKenna College, and is a member of the California (inactive) and Alaska (active) bars. Mr. Kroloff currently serves as a member of Toreador’s Compensation Committee and Chairman of Toreador’s Nominating and Corporate Governance Committee. Mr. Kroloff brings to the board of directors extensive global industry experience in governance, strategy and the law, as well as a background in complex litigation.

ZaZa Designees

Todd Alan Brooks, age 37. Mr. Brooks graduated from Vanderbilt University in 1997 with a degree in Economics. Immediately thereafter, he earned a Doctor of Jurisprudence from South Texas College of Law in 2000. Mr. Brooks worked as a production analyst for L.J. Melody & Co, one of the largest real estate investment banking firms in the U.S., from 2000 to 2003. Mr. Brooks worked in the field as a land man for OGM Land, based in Houston, from 2004 until 2006, where he delivered title work and negotiated oil & gas leases on behalf of OGM’s clients in East Texas, Arkansas, and the Gulf Coast. In 2006, Mr. Brooks became trustee for his family’s mineral trusts. Mr. Brooks is also the principal of Neuhaus Brooks Investments, LLC, a company focused on making energy investments in multiple geographic regions. Mr. Brooks formed ZaZa in 2009 with Messrs. Kearby and Hearn, and is currently a Managing Partner of ZaZa. Mr. Brooks brings to the board of directors his experience in asset evaluation, capital markets, and acquiring oil and gas leases in the Eagle Ford shale on behalf of ZaZa, and other leases on behalf of Blackstone and OGM.

Travis H. Burris, age 50. From April 2008 to the present, Mr. Burris has been a director of Forbes Energy Services, and oilfield services company, where he has served as a member of the Audit Committee and as the Chairman of the Compensation Committee of the board of directors. Mr. Burris also serves as the Chairman of the Board for several private companies, including: Agrow Credit Corporation, Inc., where he has been a director since 1995; Cash Box Pawn, Inc., where he has been a director since 2000; Producers Ag Finance, where he has been a director since 2001; and Resonant Finance, where he has been a director since 2007. Mr. Burris’ past service on boards of director includes service as the Chairman of the Board of Falfurrias State Bank from 2001 to 2010, as a director of Mesquite Helicopter Service, Inc. from 1994 to 2008, as a director of Mesquite Aviation from 1998 to 2008, as a director of Resonant Technology since 2006, and, from 1990 to 2007, as the founder and Chairman of the Board of Alice Loan Company, a real estate development company. In addition, as a serial entrepreneur, Mr. Burris has been President, Chief Executive Officer and a director of Texas Champion Bank since 1987, Founder, and President of G. and G. Loan Company since 1991, and has significant ownership stakes in various ranching and real estate investment businesses. Mr. Burris received a Bachelor of Business Administration degree in Finance from Texas A&M University in 1983. ZaZa’s management believes that Mr. Burris’ experience as a director at numerous businesses including those in the oilfield services and banking industries provides him with valuable expertise to serve on the board of directors of New ZaZa.

John E. Hearn, Jr., age 53. From 1984 until 1990, Mr. Hearn was a staff geologist and then a member of the Major Play Exploration Team with Texas Oil & Gas in Corpus Christi. Mr. Hearn founded Lara Energy Inc. in 1991. Mr. Hearn formed ZaZa in 2009 with Messrs. Brooks and Kearby, and is currently a Managing Partner of ZaZa. Since founding ZaZa, Mr. Hearn has managed ZaZa’s technical team and evaluated drilling during development for ZaZa in the Eagle Ford shale. Mr. Hearn received a Bachelor of Science Degree in Geology in 1980 from the University of Houston. Mr. Hearn brings to the board of directors more than 30 years of technical background and experience in the oil and gas industry.

Gaston L. Kearby, age 51. Mr. Kearby founded Omega Energy Corp. in 1988 and today serves as its President and Chief Executive Officer. Omega is a privately held, Corpus Christi-based oil and gas company that owns a portfolio of interests in operated and non-operated oil and gas properties in Texas and adjoining states. Mr. Kearby began his career in the oil and gas industry in 1984, buying and selling drilling pipe to oil well operators in South Texas. Over time, his business expanded to include capping, salvaging and reselling drilling pipe reclaimed from unproductive wells, as well as purchasing and operating existing wells. In 2009, Mr. Kearby founded ZaZa with Messrs. Brooks and Hearn to pursue opportunities in the emerging Eagle Ford shale and elsewhere. He currently serves as one of ZaZa’s three Managing Partners and manages ZaZa’s production operations. Following the closing, Mr. Kearby will serve as Executive Director, Operations for the combined company and oversee New ZaZa’s worldwide operations. While Mr. Kearby’s experience has been primarily focused in oil and gas operations in South Texas, his experience includes overseeing production operations spanning a large part of North America. ZaZa’s management believes that Mr. Kearby’s depth of experience in evaluating, acquiring, enhancing and operating existing production wells will be of value to the board of New ZaZa.

Craig M. McKenzie, age 48. Mr. McKenzie currently serves as the President and Chief Executive Officer of Toreador since March 2009 and served as Toreador’s interim President and Chief Executive Officer and a director beginning in January 2009. From October 2007 to December 2008, he was the Chief Executive Officer and Director of Canadian Superior Energy, Inc., a Canadian oil and gas exploration and production company. From May 2004 to September 2007, he was the President of BG Trinidad & Tobago of BG Group plc, an integrated natural gas company. He was a member of the Atlantic LNG stockholders’ board from September 2004 to September 2007. From 1986 to May 2004, he was at BP plc (Amoco Corporation prior to the merger) where he held various senior level positions, including unit leader of North Sea Projects and Exploration, Executive Assistant in the office of the Group Chief Executive Officer and Negotiator within the Mergers and Acquisitions Group. He holds a BS degree in Petroleum Engineering from Louisiana State

University and a Masters in Management from the Kellogg School of Management, Northwestern University. Mr. McKenzie’s industry experience includes working in over 20 countries in both operations and commercial positions. Mr. McKenzie brings to the board of directors a strong history of global operational, commercial and mergers and acquisition leadership experience.

On March 5, 2009, Canadian Superior Energy, Inc. filed a voluntary petition for bankruptcy protection under the Company’s Creditors Arrangement Act (Canada) in the Court of Queen’s Bench of Alberta; the company emerged from bankruptcy protection in September 2009. Mr. McKenzie was the Chief Executive Officer of Canadian Superior Energy, Inc. from October 2007 to December 2008.

Herbert C. Williamson III, age 62. Mr. Williamson has served as a director of Toreador since January 2006. He is a private investor and has significant oil and gas experience with a strong focus on international activities. From July 2001 to June 2002, he was a part-time consultant to Petrie Parkman and Company for new business development. From April 1999 through July 2001 he was a Director and Interim Chief Financial Officer of Merlon Petroleum Company. From October 1998 through April 1999 he was a Director and Chief Financial Officer of Seven Seas Petroleum. From 1995 through 1998 he was a Director in the Energy Group of Credit Suisse. From 1985 until 1995, he was Vice Chairman and Executive Vice President at Parker & Parsley Petroleum Company. Mr. Williamson holds an MBA degree from Harvard Business School in 1977 and a BA degree from Ohio Wesleyan University in 1970. He also serves as a director of Merlon International, a private oil and gas exploration company with primary operations in onshore Egypt, and as a director of Eagle Rock Energy Partners, LLC, a domestic U.S. midstream and upstream oil and gas company. Mr. Williamson currently serves as a member of Toreador’s Nominating and Corporate Governance Committee and Chairman of Toreador’s Audit Committee. Mr. Williamson brings to the Board of Directors extensive industry experience as an executive and a consultant with a focus on finance, investment banking and general management.

Fred S. Zeidman, age 65. Mr. Zeidman has held leadership positions in a number of energy related companies and has extensive experience as both an officer and director of other public and private enterprises. Since December 2009, Mr. Zeidman has been a Principal at the turnaround and restructuring firm XRoads Solutions Group, and previously served as the Chief Restructuring Officer for Transmeridian Exploration, Inc. from August 2009 through November 2009. Since March 2009, Mr. Zeidman has been a Senior Director for Governmental Affairs at Ogilvy Government Relations in Washington D.C. In March 2008, Mr. Zeidman was appointed the Interim President of Nova Biosource Fuels, Inc. (“Nova”), a publicly traded biodiesel technology company, and served as a Nova director from June 2007 through April 2010. On March 30, 2009, Nova announced that it and certain of its subsidiaries had filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Mr. Zeidman has been Bankruptcy Trustee of AremisSoft Corp. since 2004. He has served as Vice Chairman of the University of Texas Health Science System since October 2008, as Chairman of the United States Holocaust Memorial Council from March 2002 to September 2010, and as Vice Chairman of Corporate Strategies, Inc. from July 2004 to December 2009. Other board experience includes serving as a director of: Compact Power, Inc., an energy storage systems company, from November 2007 to November 2009; of Prosperity Bank, where he has been a director for over 25 years; of Hyperdynamics Corporation, where he has served since December 2009 and is a member of the audit committee; of Gravis Oil Corporation, where he has served since November 2009; and of Petroflow Energy Ltd. (“Petroflow”), where he served on the audit committee. On August 20, 2010, Petroflow announced that it and two debtor affiliates had filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, and that it would seek recognition of the U.S. Chapter 11 proceedings from the Alberta Court of Queen’s Bench under the Companies’ Creditors Arrangement Act in Canada. Mr. Zeidman now serves as a director and Chairman of the Board of North American Petroleum Corporation USA, which is a former subsidiary of Petroflow that reorganized pursuant to a Chapter 11 Plan in September 2011. Mr. Zeidman also served as CEO, President, Chairman of the Board and member of the audit committee of Seitel Inc., an oil field services company, from June 2002 to February 2007. Mr. Zeidman served as a Managing Director of the law firm Greenberg Traurig, LLP from July 2003 to December 2008, where he served the firm’s clients as a lobbyist. Mr. Zeidman holds a Bachelor of Science in Business Administration degree from Washington University in St. Louis and a Master of Business Administration degree from New York University. ZaZa’s management believes that Mr. Zeidman’s experience as a director and executive officer at numerous public and private businesses, including those in the energy industry, as well as his financial management experience acquired as a member of multiple audit committees and as a restructuring officer, will bring valuable expertise to the board of directors of New ZaZa.

None of our officers or directors has been involved in any legal proceedings that would be required to be disclosed under Item 401(f) of Regulation S-K, except for the matters related to Messrs. de Combret, McKenzie and Zeidman described above and as otherwise described herein.

Management of New ZaZa

Currently, Todd Alan Brooks serves as the President and Assistant Secretary of New ZaZa; Craig M. McKenzie serves as the Vice President and Secretary of New ZaZa; and Charles J. Campise serves as the Interim Chief Financial Officer of New ZaZa.

The following table sets forth the name, age and title of each of the persons who are currently expected to be executive officers of New ZaZa upon the closing.

Name, Age	Position

Craig M. McKenzie, 48	President and Chief Executive Officer
Charles J. Campise, 60	Interim Chief Financial Officer
Todd Alan Brooks, 37	Executive Director, Land, Legal & Finance
John E. Hearn, Jr., 53	Executive Director, Geoscience
Gaston L. Kearby, 51	Executive Director, Operations

Charles Campise, age 60. Mr. Campise joined ZaZa in September 2011 as interim Chief Financial Officer. Mr. Campise was previously employed by Toreador from 2005 until his retirement in 2009. At Toreador, he served as Senior Vice President and Chief Financial Officer from June 2007 to August 2009, when the Company relocated its headquarters to Paris, France, and from May 2005 to June 2007 he served as Vice President and Chief Accounting Officer. Prior to his time with Toreador, Mr. Campise served as the Corporate Controller of Transmeridian Exploration from December 2003 until May 2005 and, from July 2002 until December 2003, he performed independent accounting and financial consulting. From April 2001 to June 2002, he served as the Finance Director and as a member of the board of directors of an Apache Corporation joint venture company located in Cairo, Egypt. From January 1998 to December 2001, he served as a Vice President of Finance and Administration for Ocean Energy Cote d’Ivoire. Mr. Campise received a Bachelor of Arts degree from the University of St. Thomas — Houston in 1973 and is a certified public accountant licensed in the State of Texas. ZaZa’s management believes that Mr. Campise’s many years of experience in the oil and gas industry in accounting and finance positions and, specifically, his prior years of service to Toreador as its Chief Financial Officer and his current service as ZaZa’s interim Chief Financial Officer, make Mr. Campise uniquely qualified to serve as the Chief Financial Officer of New ZaZa.

DESCRIPTION OF NEW ZAZA CAPITAL STOCK

The following description of material terms of the capital stock of New ZaZa is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the form of restated certificate of incorporation of New ZaZa, which is attached to this proxy statement/prospectus as Annex H, and the form of amended and restated bylaws of New ZaZa, which are attached to this proxy statement/prospectus as Annex I, each of which is also incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Authorized Shares of New ZaZa Capital Stock

Under the form of restated certificate of incorporation of New ZaZa to be effective upon closing, New ZaZa will be authorized to issue an aggregate of 275 million shares of capital stock, divided into classes as follows:

•	25 million shares of preferred stock, no par value per share, issuable in one or more series; and

•	250 million shares of common stock, par value $0.01 per share.

As of the record date there were 25,325,617 shares of Toreador common stock outstanding. Accordingly, if the transaction were completed as of that date, then upon completion of the transactions, there would be issued and outstanding an aggregate of 25,325,617 shares of New ZaZa common stock.

New ZaZa Common Stock

The holders of New ZaZa common stock shall have and possess all rights appertaining to capital stock of New ZaZa, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to each class of the capital stock of New ZaZa having any preference or priority over the New ZaZa common stock hereafter.

Stockholder Voting

The holders of shares of New ZaZa common stock are entitled to one vote per share for each share held of record on all matters voted on by stockholders, including the election of directors. The holders of one-third of the outstanding shares of New ZaZa common stock entitled to vote on a matter, that are present in person or by proxy will constitute a quorum. The vote of the holders of at least a majority of the outstanding shares of New ZaZa common stock entitled to vote, that are present in person or by proxy, shall decide any question or business brought at such meeting, subject to any contrary requirements in New ZaZa’s form of restated certificate of incorporation or form of amended and restated bylaws. A vote of the holders of a plurality of the outstanding shares of New ZaZa common stock will be required for the election of directors.

Dividends and Other Distributions

As a Delaware corporation, New ZaZa is subject to statutory limitations on the declaration and payment of dividends. Subject to the rights of the holders of any class or series of stock having a preference over the New ZaZa common stock, holders of New ZaZa common stock are entitled to participate in dividends when and as such dividends may be declared by the New ZaZa board of directors in its discretion. Dividends may be paid in cash, property or in shares of New ZaZa common stock.

In the event of a liquidation, dissolution or winding up of New ZaZa, holders of New ZaZa common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including the aggregate liquidation preferences of any outstanding shares of New ZaZa preferred stock. The holders of New ZaZa common stock have no conversion, redemption, preemptive or cumulative voting rights. All of the shares of New ZaZa common stock to be issued in the transactions will be, validly issued, fully paid and non-assessable.

Stock Incentive Plan

New ZaZa intends to adopt a new stock incentive plan promptly following the consummation of the transactions and submit the plan to the stockholders for approval at the next annual meeting, which the current ZaZa owners will have the necessary votes to approve. The stock incentive plan is expected to provide for the grant of incentive stock options and non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock, and other stock or performance-based awards to all employees, non-employee directors and service providers of New ZaZa and its subsidiaries. The selection of eligible individuals to whom awards will be granted will be within the discretion of the Compensation Committee of the board of directors of New ZaZa. The maximum number of shares of common stock that may be issued under the stock incentive plan is expected to be 10,000,000 shares. The stock incentive plan will terminate ten years after its effective date.

New ZaZa Preferred Stock

The form of restated certificate of incorporation of New ZaZa will provide that the New ZaZa preferred stock may be issued from time to time in one or more series by filing a certificate of designations pursuant to the DGCL. The New ZaZa board of directors will be specifically authorized to establish the number of shares in any series and to set the designation of any series and the powers, preferences and rights and the qualifications, limitations or restrictions on each series of New ZaZa preferred stock. The form of restated certificate of incorporation of New ZaZa will also provide that all shares of any one series of New ZaZa preferred stock will be identical with shares of all other series, except that shares of any one series issued at different times may differ as to the dates from which dividends will be cumulative.

Other Matters

Authorized Shares.  The form of New ZaZa’s restated certificate of incorporation provides for the issuance of up to 250 million shares of common stock and 25 million shares of preferred stock of New ZaZa. The board of directors will have the authority to determine the terms of any one or more series of preferred stock, including voting rights, dividend rates, conversion rates, and liquidation preferences.

Special Meetings of Stockholders.  A special meeting of stockholders may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President, or by holders representing at least 25% of the shares entitled to vote at such special meeting. Accordingly, the current ZaZa owners will be able to call special meetings of stockholders.

Action by Written Consent.  Stockholders of New ZaZa will be entitled to act by written consent without a meeting.

Advance Notice for Annual Meetings.  The form of amended and restated New ZaZa bylaws require that written notice of any stockholder proposal for business at an annual meeting of stockholders, or any stockholder director nomination for an annual meeting of stockholders, must be received not more than 180 days nor less than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event of a special meeting, or if the date for the annual meeting is changed by more than 30 days from the anniversary date of the preceding year’s annual meeting, such stockholder’s notice must be received no later than the close of business on the tenth day after the earlier of the date on which notice of the meeting date was mailed or public disclosure of the meeting date.

Business Combinations with Interested Stockholders.  Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any interested stockholder for a period of three years after the business combination (as defined in the DGCL) or transaction which resulted in the person becoming an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in certain cases, including if: (1) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (3) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder, approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (1) owns 15% or more of the outstanding voting stock of the corporation, or (2) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Board of Directors.  The form of New ZaZa’s restated certificate of incorporation, form of amended and restated bylaws and stockholders’ agreement provide that, subject to the rights of the holders of shares of any series of preferred stock then outstanding, for the period of three years after the closing, the number of directors comprising the board of directors will be nine (unless changed by a vote of at least 75% of the directors). During the three years following the closing, the current ZaZa owners will be entitled to designate a proportional number of directors to the Board (but not more than seven) based upon the current ZaZa owners’ (and their permitted transferees’) percentage ownership of New ZaZa. During such period, as long as the current ZaZa owners (and their permitted transferees) own at least 72.2% of the outstanding shares of New ZaZa common stock, they will continue to have the right to designate seven directors. The remaining directors of New ZaZa will be nominated by a nominating committee consisting of two directors selected by the Toreador designees (and their successors) and one independent director selected by the current ZaZa owners. During the three years after closing, the current ZaZa owners will be required to vote their ZaZa shares in favor of the nominees of the nominating committee. After the third anniversary of the closing, there will be no limitation on the number of directors of New ZaZa that the current ZaZa owners may nominate and elect. Pursuant to the stockholders’ agreement, the stockholders party to the stockholders’ agreement, which at the closing will be limited to the current ZaZa owners, will not vote for the removal of a director elected in accordance with the procedures in the stockholders’ agreement. Following the third anniversary of the closing, the board of the directors will consist of not less than five (5) nor more than fifteen (15) directors, and at and following such time, any or all of the directors may be removed for or without cause at any annual meeting or special meeting of the stockholders, upon the affirmative vote of the majority of the outstanding shares of each class of common stock entitled to vote.

Corporate Opportunities

The form of New ZaZa’s restated certificate of incorporation provides that, if approved by the board of directors in accordance with the DGCL, no contract or other transaction of New ZaZa with any other person in which New ZaZa has an interest, will not be affected because one or more directors or officers of New ZaZa has an interest. The form of New ZaZa’s bylaws provide that any contract or other transaction between the corporation and any of its directors, officers or stockholders (or any corporation or firm in which any of them are directly or indirectly interested) will be valid, notwithstanding the presence of such officer, director or stockholder at a meeting authorizing such transaction if the interest of such person (i) is known or disclosed to the board and the action is ratified by a majority of the directors present, counting such interested director for purposes of the quorum but not the vote, or (ii) is known or disclosed to the stockholders who authorize or ratify the contract or transaction by a majority of the shares present, counting the interested person for purposes of the quorum and the vote.

The form of restated certificate of incorporation of New ZaZa provides that Messrs. Brooks, Kearby and Hearn, as controlling persons of ZaZa, will not have a duty to refrain from directly or indirectly engaging in a corporate opportunity in the same or similar line of business as New ZaZa or to refrain from otherwise competing with New ZaZa as long as such persons comply with the non-competition agreement entered into between New ZaZa and each of Messrs. Brooks, Kearby and Hearn. These non-competition agreements expressly permit such persons to engage in other opportunities so long as such opportunities are first declined by a majority of the full board of directors of New ZaZa and a majority of disinterested directors. If such procedures are observed, each of Messrs. Brooks, Kearby and Hearn will be deemed not to have acted in bad faith and will not be liable to New ZaZa for a breach of fiduciary duty for engaging in such opportunities.

Limitation on Director’s Liability

The form of New ZaZa’s restated certificate of incorporation provides that New ZaZa will indemnify, to the fullest extent permitted by Delaware law, any of the directors and officers who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director or office of New ZaZa. New ZaZa will purchase director’s and officer’s insurance for its directors.

Transfer Agent and Registrar

The transfer agent and registrar for New ZaZa common stock will be American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Toreador stockholders are governed by Toreador’s restated certificate of incorporation, as amended, its fourth amended and restated bylaws, and the laws of the State of Delaware. Upon consummation of the proposed transactions, the Toreador stockholders will become stockholders of New ZaZa and accordingly, their rights will be governed by the form of New ZaZa’s restated certificate of incorporation that will be adopted at such time, the form of amended and restated bylaws that will be adopted at such time, and the laws of the State of Delaware. Although the rights and privileges of Toreador stockholders are, in many instances, comparable to those of New ZaZa stockholders, there are some differences.

The following is a summary discussion of the material differences, as of the date of this document, between the rights of Toreador stockholders and the rights of New ZaZa stockholders, as reflected in their respective certificates of incorporation and bylaws. The rights described with respect to Toreador stockholders and New ZaZa stockholders are the same unless otherwise indicated. Please consult the DGCL and the respective certificates of incorporation and bylaws of Toreador and New ZaZa for a more complete understanding of these differences.

The form of the restated certificate of incorporation and form of amended and restated bylaws of New ZaZa are incorporated by reference as exhibits to the registration statement of which this proxy statement/prospectus is a part. Toreador and New ZaZa have filed with the SEC their respective governing documents referenced in this summary of stockholder rights and will send copies of these documents to you without charge, upon your request. See “Where You Can Find More Information” on page 170.

Capitalization

Toreador

The total authorized shares of capital stock of Toreador consist of:

•	4,000,000 shares of preferred stock, par value $1.00 per share, issuable in one or more series as designated by the Toreador board; and

•	50,000,000 shares of common stock, par value $0.15625 per share.

As of the close of business on January 11, 2012, 25,325,617 shares of Toreador common stock were issued and outstanding and no shares of Toreador preferred stock were issued and outstanding.

The Toreador board is specifically authorized, subject to any limitations prescribed by law, to fix the designation, powers, preferences and rights of each such series to the extent not fixed or limited by the Toreador certificate of incorporation. The Toreador board authorized a certificate of designation for Toreador’s Series A-1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

New ZaZa

The total authorized shares of capital stock of New ZaZa will consist of:

•	25 million shares of preferred stock, no par value per share, issuable in one or more series as designated by the New ZaZa board; and

•	250 million shares of common stock, par value $0.01 per share.

It is expected that following the closing, there will be approximately 101,302,468 shares of New ZaZa common stock issued and outstanding.

Pursuant to the form of its restated certificate of incorporation, the New ZaZa board will be specifically authorized, subject to any limitations prescribed by law to provide for the issuance of a series or series of preferred stock and to fix the designation, powers, preferences and rights of each such series to the extent not fixed or limited by the New ZaZa certificate of incorporation.

Dividends and Other Distributions

Toreador

Toreador is subject to statutory limitations on the declaration and payment of dividends. Subject to the rights of the holders of any class or series of stock having a preference over the Toreador common stock, holders of Toreador common stock are entitled to participate in dividends when and as such dividends may be declared by the Toreador board of directors in its discretion. Dividends may be paid in cash, property or in shares of Toreador common stock.

In the event of a liquidation, dissolution or winding up of Toreador, holders of Toreador common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including the aggregate liquidation preferences of any outstanding shares of Toreador preferred stock. The holders of Toreador common stock have no conversion, redemption, preemptive or cumulative voting rights.

New ZaZa

New ZaZa is subject to statutory limitations on the declaration and payment of dividends. Subject to the rights of the holders of any class or series of stock having a preference over the New ZaZa common stock, holders of New ZaZa common stock will be entitled to participate in dividends when and as such dividends may be declared by the New ZaZa board of directors in its discretion. Dividends may be paid in cash, property or in shares of New ZaZa common stock.

In the event of a liquidation, dissolution or winding up of New ZaZa, holders of New ZaZa common stock will have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including the aggregate liquidation preferences of any outstanding shares of New ZaZa preferred stock. The holders of New ZaZa common stock have no conversion, redemption, preemptive or cumulative voting rights.

Number and Election of Directors

Toreador

The number of directors of Toreador must be a number not less than five nor more than fifteen, as fixed by the Toreador board of directors from time to time. The number of directors comprising the current board of directors of Toreador is five. Toreador’s bylaws provide that the directors are elected by a plurality of the outstanding shares of capital stock entitled to vote in the election of directors who are present in person or by proxy at a meeting of stockholders at which a quorum is present. Toreador’s bylaws provide that the Toreador board of directors may, from time to time, elect a Chairman of the Board from among its members, who will not hold an officer position of Toreador.

New ZaZa

The number of directors of New ZaZa will be required to be a number not less than five nor more than fifteen, as fixed by the New ZaZa board from time to time. Under the merger agreement, at the closing, the board of directors of New ZaZa will consist of nine members, seven of whom will be members designated by ZaZa and two of whom will be designated by Toreador. New ZaZa’s amended and restated bylaws will provide that the directors will be elected by a plurality of the outstanding shares of capital stock entitled to vote who are present in person or proxy at a meeting of the stockholders at which a quorum is present. Under the terms of the stockholders’ agreement executed by New ZaZa and the current ZaZa owners, for a period of three years after the closing, the board of directors of New ZaZa will continue to consist of nine members (unless changed by a vote of at least 75% of the directors) and the current ZaZa owners will be entitled to designate a proportional number of directors to the Board (but not more than seven) based upon the current ZaZa owners’ (and their permitted transferees’) percentage ownership of New ZaZa. During such period, as long as the current ZaZa owners (and their permitted transferees) own at least 72.2% of the outstanding shares of New ZaZa common stock, they will continue to have the right to designate seven directors. The remaining directors of New ZaZa will be nominated by a nominating committee consisting of two directors selected by the Toreador designees (and their successors) and one independent director selected by the current ZaZa owners. During the three years after closing, the current ZaZa owners will be required to vote their ZaZa shares in favor of the nominees designated by the nominating committee.

Following the third anniversary of the closing, there will be no limitation on the number of directors of New ZaZa that the current ZaZa owners may nominate and elect. For more information on the initial directors of New ZaZa, see “New ZaZa Executive Officers and Directors” beginning on page 155.

Removal of Directors

Toreador

Toreador’s bylaws provide that any director may be removed for any reason or for no reason at any annual meeting or special meeting of the Toreador stockholders. Any such removal requires the affirmative vote of the holders of a majority of the shares of each class of capital stock then entitled to vote at an election of directors.

New ZaZa

New ZaZa’s amended and restated bylaws will be identical to the Toreador bylaws with respect to the removal of directors. However, for a period of three years after the closing, each stockholder that is party to the stockholders’ agreement, which at the closing will be limited to the current ZaZa owners, will not vote for the removal of a director designated by Toreador or the nominating committee.

Vacancies on the Board of Directors

Toreador

Toreador’s bylaws provide that any vacancies on the board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal or other termination from office may be filled by a vote of a majority of the directors then in office, though less than a quorum, or by the affirmative vote, at a special meeting of the stockholders called for the purpose of filling such directorship, or the holders of a majority of the outstanding shares of capital stock then entitled to vote at such meeting. Each successor director will hold office until his respective successor will have been duly elected and qualified.

New ZaZa

New ZaZa’s amended and restated bylaws will be identical to the Toreador bylaws with respect to filling vacancies on the board of directors. However, for a period of three years after the closing, pursuant to the stockholders’ agreement:

•	Unless the vacancy is created as a result of a decline in the ownership of the current ZaZa owners, the current ZaZa owners will have the right to designate a replacement director or nominee in the event of a vacancy on the board of directors that was designated by the current ZaZa owners; and

•	The nominating committee of New ZaZa will have the full power and authority to recommend, by majority vote of the nominating committee, an individual or replacement nominee to fill any vacancy arising as a result of the departure of a director designated by Toreador or the nominating committee.

Nominations of Directors and Stockholder Proposals

Toreador

Toreador’s bylaws provide that the nominations for the election of directors may be made by the board of directors, or any duly authorized committee thereof, or by any stockholder entitled to vote for the election of directors at the annual stockholders meeting. Any stockholder entitled to vote at a meeting may make a stockholder proposal to be considered at such meeting. Any stockholder entitled to vote may nominate persons for election as directors or make a stockholder proposal only if they deliver written notice to the Secretary of the Corporation:

•	with respect to an annual meeting, not more than 180 days nor less than 120 days before the first anniversary of the preceding year’s annual meeting; and

•	with respect to a special meeting, or in the event the date of an annual meeting is changed by more than 30 days from the anniversary of the preceding year’s meeting, no later than the close of business on the tenth day following the earlier of the day on which notice of the meeting date was mailed or public disclosure of the meeting date was made.

Each notice must set forth:

•	with respect to each matter, if any, that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

•	with respect to each person whom the stockholder proposes to nominate for election as a director, all information relating to such person that is required under the Securities Exchange Act of 1934, including the consent of each nominee to serve as a director of Toreador, if so elected;

•	the name and address, as they appear on Toreador’s records, of the stockholder proposing such business or nominating such persons and the name and address of the beneficial owner, if any, on whose behalf the proposal or nomination is made;

•	the class and number of shares of Toreador capital stock that are owned beneficially and of record by such stockholder of record and by the beneficial owner, if any, on whose behalf the proposal or nomination is made; and

•	any material interest or relationship that such stockholder of record and/or the beneficial owner, if any, may have in such business or with the nominee.

New ZaZa

New ZaZa’s amended and restated bylaws will be identical to the Toreador bylaws with respect to the nomination of directors and stockholder proposals.

However, for three years after the closing, in connection with New ZaZa’s annual meeting of stockholders, the current ZaZa owners will have the right to collectively designate the number of individuals on the board of directors (in the aggregate and rounded up to the nearest whole number, not to exceed seven) equal to the product of (x) the percentage of all outstanding shares beneficially owned by the current ZaZa owners and their permitted transferees as of the date that is 90 days prior to the anniversary of New ZaZa’s annual meeting for the preceding year, multiplied by the (y) total number of directors. Pursuant to the stockholders’ agreement, if the current ZaZa owners are entitled to nominate four or more directors, then at least one of such directors must qualify as an audit committee independent member. For three years after the closing, the New ZaZa nominating committee will designate the remaining members of the board of directors of New ZaZa. After the third anniversary of the closing, there will be no limitation on the number of directors of New ZaZa that the current ZaZa owners may nominate and elect.

Voting by Stockholders

Toreador

Toreador’s bylaws provide that the holders of one-third of the outstanding shares of capital stock entitled to vote on a matter, present in person or by proxy, will constitute a quorum, unless otherwise provided by law or in the certificate of incorporation or bylaws. The holders of at least a majority of the outstanding shares of capital stock entitled to vote who are present will decide any business brought before the stockholders, unless otherwise provided by law or in the certificate of incorporation or bylaws. Election of directors requires the affirmative vote of the holders of a plurality of the outstanding shares of capital stock entitled to vote, that are present in person or by proxy.

New ZaZa

New ZaZa’s amended and restated bylaws will be identical to the Toreador bylaws with respect to the nomination of directors and stockholder proposals. However, during the three years after the closing, each stockholder party to the stockholders’ agreement, which at the closing will be limited to the current ZaZa owners, agrees to be present in person or proxy to constitute a quorum and to vote his or her shares in favor of the election of directors in accordance with the stockholders’ agreement and to vote or execute consents in respect of or against removal of any director nominated for election in accordance with the stockholders’ agreement.

Stockholder Rights Plan

Toreador

Toreador is a party to a shareholders rights plan providing each holder of shares of Toreador common stock a right (the “rights”) exercisable if affiliated persons, subject to certain exceptions, acquire (or if there is a public announcement following the commencement of a tender or exchange offer) 10% or more of the outstanding shares of Toreador common stock (each, an “acquiring person”). In such case, each holder of one share of Toreador common stock would be entitled to purchase from Toreador, the number of units (as defined below) at the time the person becomes an acquiring person, equal to two times the purchase price. A “unit” means one-one thousandth of a share of Series C Preferred Stock, par value $1.00 per share at a purchase price of $20.00 per unit. The rights of a holder of a unit are substantially equivalent to the rights of a holder of a share of Toreador common stock.

In the event of a public announcement or filing that a person has become an acquiring person, if, among other things, Toreador is acquired in a merger or other business combination, each registered holder of a right will have the right to receive, upon payment of the purchase price, in lieu of units, that number of shares of common stock of the acquiring company having a value at the time of the transaction equal to two times the per share purchase price.

Toreador may redeem the rights in whole, but not in part, until the close of business on the earlier of (i) December 31, 2011 and (ii) the day a public announcement or filing is made indicating that a person has become an acquiring person, or thereafter under certain circumstances, in each case, at a redemption price of $0.001 per right. Immediately upon an action of the board to redeem the rights, the right to exercise the rights will terminate, and holders of rights will only be entitled to receive, if applicable, the units (or shares of Toreador common stock) issuable in connection with the redemption price of $0.0001 per right.

Toreador will take all steps necessary to terminate the rights plan effective immediately prior to the closing.

New ZaZa

New ZaZa does not have a stockholder rights plan.

Amendment of Certificate of Incorporation

Toreador

An amendment to the certificate of incorporation requires board approval and the affirmative vote of a majority of the holders of the shares of capital stock entitled to vote thereon.

New ZaZa

An amendment to the form of restated certificate of incorporation requires board approval and the affirmative vote of a majority of the holders of the shares of capital stock entitled to vote thereon. However, for a period of three years following the closing, each stockholder party to the stockholders’ agreement, which at the closing will be limited to the current ZaZa owners, will vote or execute consents in respect of all of their shares of voting stock against any proposed amendment to the form of New ZaZa restated certificate of incorporation that are inconsistent in any material respect with the provisions of the stockholders’ agreement.

Amendment of Bylaws; New Bylaws

Toreador

Any amendment to the bylaws will be made by the board of directors by the affirmative vote of the directors then serving, subject to the right of the stockholders to vote thereon.

New ZaZa

Any amendment to the bylaws will be made by the board of directors by the affirmative vote of the directors then serving, subject to the right of the stockholders to vote thereon. For a period of three years following the closing, each stockholder party to the stockholders’ agreement, which at the closing will be limited to the current ZaZa owners, will vote, or execute consents in respect of, all of its shares of voting stock against any proposed amendment to the form of amended and restated bylaws that is inconsistent in any material respect with the provisions of the stockholders’ agreement. New ZaZa’s amended and restated bylaws will be identical to the Toreador bylaws with respect to amending the bylaws following the third anniversary of the closing.

Corporate Opportunities

Toreador

Toreador’s bylaws provide that any contract or other transaction between the corporation and any of its directors, officers or stockholders (or any corporation or firm in which any of them are directly or indirectly interested) will be valid, notwithstanding the presence of such officer, director or stockholder at a meeting authorizing such transaction, if the interest of such person (i) is known or disclosed to the board and the action is ratified by a majority of the directors present, including such interested director for purposes of the quorum but not the vote, or (ii) is known or disclosed to the stockholders who authorize or ratify the contract or transaction by a majority of the shares present, counting such interested person for purposes of the quorum and the vote.

New ZaZa

The form of New ZaZa’s restated certificate of incorporation provides that, if approved by the board of directors in accordance with the DGCL, no contract or other transaction of New ZaZa with any other person in which New ZaZa has an interest will be affected because one or more directors or officers of New ZaZa has an interest. The form of New ZaZa’s bylaws provide that any contract or other transaction between the corporation and any of its directors, officers or stockholders (or any corporation or firm in which any of them are directly or indirectly interested) will be valid, notwithstanding the presence of such officer, director or stockholder at a meeting authorizing such transaction if the interest of such person (i) is known or disclosed to the board and the action is ratified by a majority of the directors present, counting such interested director for purposes of the quorum but not the vote, or (ii) is known or disclosed to the stockholders who authorize or ratify the contract or transaction by a majority of the shares present, counting such interested person for purposes of the quorum and the vote.

The form of restated certificate of incorporation of New ZaZa provides that Messrs. Brooks, Kearby and Hearn, as controlling persons of ZaZa, will not have a duty to refrain from directly or indirectly engaging in a corporate opportunity in the same or similar line of business as New ZaZa or to refrain from otherwise competing with New ZaZa as long as such person’s comply with the non-competition agreement entered into between New ZaZa and each of Messrs. Brooks, Kearby and Hearn. These non-competition agreements expressly permit such persons to engage in other opportunities so long as such opportunities are first declined by a majority of the full board of directors of New ZaZa and a majority of disinterested directors. If such procedures are observed, each of Messrs. Brooks, Kearby and Hearn will be deemed not to have acted in bad faith and will not be liable to New ZaZa for a breach of fiduciary duty for engaging in such opportunities.

LEGAL MATTERS

The validity of the shares of New ZaZa common stock to be issued in the transactions has been passed upon by Andrews Kurth LLP.

EXPERTS

The consolidated financial statements of Toreador Resources Corporation at December 31, 2010 and for the year end, appearing in this proxy statement/prospectus have been audited by Ernst & Young Audit, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements and schedules incorporated by reference in this proxy/statement prospectus and elsewhere in the registration statement that this proxy statement/prospectus is a part have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The report dated February 18, 2011, containing the opinion on the proved, probable and possible reserves attributable to certain assets owned by Toreador, as of December 31, 2010 and the information about Toreador’s estimated proved, probable and possible reserves and future net cash flows attributable to such reserves included in Toreador’s Annual Report on Form 10-K/A for the year ended December 31, 2010, have been incorporated by reference into this proxy statement/prospectus in reliance upon the report of Gaffney Cline, as stated in its report, which is incorporated by reference herein upon such firm’s authority as experts in reserves and present values.

The financial statements of ZaZa Energy, LLC as of December 31, 2010 and 2009, and for the year ended December 31, 2010 and for the period from March 4, 2009 (inception) to December 31, 2009, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DEADLINE FOR 2012 TOREADOR STOCKHOLDER PROPOSALS

It is currently contemplated that Toreador’s 2012 Annual Meeting of Stockholders will take place on June 7, 2012, if the merger has not been consummated by such date. Any stockholder who intends to present a proposal at the 2012 Annual Meeting of Stockholders, and who wishes to have a proposal included in Toreador’s proxy statement for that meeting, must deliver the proposal to the office of the Corporate Secretary, Toreador Resources Corporation, 13760 Noel Road, Suite 1100, Dallas, Texas, 75240-1383, for receipt not later than December 29, 2011. A stockholder proposal submitted outside of the processes established in Rule 14a-8 of the Exchange Act will be considered untimely after February 1, 2012. All proposals must meet the requirements set forth in the rules and regulations of the SEC and/or our bylaws in order to be eligible for inclusion in the proxy statement for that meeting.

If the merger agreement is approved and the proposed transactions are completed prior to Toreador’s 2012 annual meeting of stockholders, then the Toreador 2012 annual meeting will not be held.

WHERE YOU CAN FIND MORE INFORMATION

Toreador files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Toreador’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov and under the heading “Investor Relations” on Toreador’s corporate website at http://www.toreador.net. By referring to Toreador’s website and the SEC’s website, Toreador does not incorporate such website or its contents into this proxy statement/prospectus. The shares of New ZaZa common stock will be listed on the Nasdaq Capital Market under the trading symbol of “ZAZA.”

Toreador may “incorporate by reference” certain information into this proxy statement/prospectus. This means that Toreador can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information updated or superseded by information in this document. This proxy statement/prospectus incorporates by reference the documents set forth below that Toreador has previously filed with the SEC. These documents contain important information about Toreador’s companies and their financial performance.

•	Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010, filed with the SEC on April 8, 2011;

•	Quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011 and filed with the SEC on May 10, 2011, August 9, 2011 and November 9, 2011, respectively;

•	Current Reports on Form 8-K filed with the SEC on March 17, 2011, April 19, 2011, April 21, 2011, May 23, 2011, June 3, 2011, June 20, 2011 and August 10, 2011; and

•	Proxy Statement on Schedule 14A filed with the SEC on April 27, 2011.

In addition, all reports and other documents that Toreador subsequently files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this proxy statement/prospectus and prior to the termination of the offering of securities hereunder will be deemed to be incorporated by reference into this proxy statement/prospectus and to be part of this proxy statement/prospectus from the date of the filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this proxy statement/prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

We have appointed MacKenzie Partners as proxy solicitor for the proxy statement/prospectus. Any questions about the merger, requests for additional copies of documents or assistance voting your Toreador shares may be directed to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016 or by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (banks and brokers). MacKenzie Partners is not affiliated with Toreador’s President and Chief Executive Officer, Craig McKenzie.

GLOSSARY OF OIL AND GAS TERMS

The terms defined in this section are used throughout this proxy statement/prospectus:

“3D” or “3D SEISMIC” — An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape, and depth of subsurface rock formations. 3D seismic lines are shot very close together. This allows for the ability for computers to generate seismic profiles in any direction and form 3D surfaces. 3D surveys are measured in square kilometers or square miles.

“Basin” — A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

“Bbl” — One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil, condensate or natural gas liquids.

“Bcf” — One billion cubic feet of natural gas.

“BOE” — Barrel of oil equivalent. Oil equivalents are determined herein using the relative energy content method, with a ratio of 1.0 Bbl of oil or natural gas liquid to 6.0 Mcf of gas.

“Btu” — British thermal unit.

“Completion” — The process of treating a drilled well followed by the installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

“DD&A” — Depreciation, depletion, amortization and accretion.

“Developed acreage” — The number of acres that are allocated or assignable to productive wells or wells capable of production.

“Development well” — A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

“Exploratory well” — A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

“Field” — An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

“Formation” — A layer of rock which has distinct characteristics that differs from nearby rock.

“Gross acres” or “gross wells” — The total acres or wells, as the case may be, in which a working interest is owned.

“Horizontal drilling” — A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

“Horizontal well” — A well drilled using horizontal drilling techniques.

“Hydraulic fracturing” — A stimulation treatment routinely performed on oil and gas wells in low-permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing a vertical fracture to open. Commonly referred to as “fracking.”

“Identified drilling locations” — Locations specifically identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves data on contiguous acreage and geologic formations. The availability of local infrastructure, drilling support assets and other factors as management may deem relevant, such as spacing requirements, easement restrictions and state and local regulations, are considered in determining such locations. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors.

“Liquids” — Describes oil, condensate and natural gas liquids.

“KM” — One kilometer.

“MBbls” — One thousand barrels of crude oil, condensate or natural gas liquids.

“MBOE” — One thousand barrels of oil equivalent.

“Mcf” — One thousand cubic feet of natural gas.

“MMBbl” — One million barrels of crude oil, condensate or natural gas liquids.

“MMBOE” — One million barrels of oil equivalent.

“MMBtu” — One million British thermal units.

“MMcf” — One million cubic feet of natural gas.

“Natural gas liquid” — Components of natural gas that are separated from the gas state in the form of liquids, which include propane, butanes and ethane, among others.

“Net acres” — The percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

“NYMEX” — The New York Mercantile Exchange.

“Productive well” — A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

“Proved developed reserves (“PDP”)” — Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

“Proved reserves” — The estimated quantities of oil, gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

“Proved undeveloped reserves (“PUD”)” — Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

“Reservoir” — A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is separate from other reservoirs.

“Spacing” — The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

“Standardized measure” — Discounted future net cash flows estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the oil and gas properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate.

“Undeveloped acreage” — Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

“Unit” — The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

“Working interest” — The right granted to the lessee of a property to explore for and to produce and own natural gas or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

Index to ZaZa Energy, LLC Financial Statements

Report of Independent Registered Public Accounting Firm

The Managing Partners
ZaZa Energy, LLC

We have audited the accompanying balance sheets of ZaZa Energy, LLC as of December 31, 2010 and 2009, and the related statements of income, members’ equity, and cash flows for the year ended December 31, 2010, and for the period from March 4, 2009 (inception) to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZaZa Energy, LLC at December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010, and for the period from March 4, 2009 (inception) to December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/
Ernst & Young, LLP

October 11, 2011
Houston, Texas

ZaZa Energy, LLC

Balance Sheets

	December 31
	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$16,785,696	$2,162
Restricted cash	4,986,666	—
Accounts receivable — joint interest owner	2,697,190	—
Accounts receivable — oil and gas revenue	103,621	—
Accounts receivable — related parties	38,588	115,504
Prepaids and other current assets	189,163	—

Total current assets	24,800,924	117,666
Property and equipment:
Oil and gas properties (successful efforts method of accounting)	6,435,702	—
Furniture, fixtures, and other	831,342	—

Total property and equipment	7,267,044	—
Less accumulated depreciation, depletion, and amortization	340,891	—

Net property and equipment	6,926,153	—

Total assets	$31,727,077	$117,666

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable — trade	$2,448,678	$—
Accounts payable — related parties	3,214,331	—
Advances from joint interest owner	14,871,530	—
Accrued liabilities	721,576	—
Notes payable to members	3,000,000	15,000
Income tax payable	73,507	—

Total current liabilities	24,329,622	15,000

Total liabilities	24,329,622	15,000
Total members’ equity	7,397,455	102,666

Total liabilities and members’ equity	$31,727,077	$117,666

See accompanying notes.

ZaZa Energy, LLC

Statements of Income

		Period From
		March 4, 2009
	Year Ended	(Inception) to
	December 31,	December 31,
	2010	2009

Revenues:
Bonus income	$9,777,646	$—
Oil and gas revenues	357,721	—
Other income	360,000	100,000

Total revenues	10,495,367	100,000
Operating expenses:
Lease operating expenses	22,580	—
Depreciation, depletion, and amortization	340,891	—
General and administrative expense, net	3,517,940	334

Total operating expenses	3,881,411	334

Operating income	6,613,956	99,666
Interest income, net	4,340	—

Income before income tax	6,618,296	99,666
Income tax expense	73,507	—

Net income	$6,544,789	$99,666

Unaudited pro forma income tax information:
Net income	$6,544,789
Unaudited pro forma provision for income taxes	2,290,676

Unaudited pro forma net income	$4,254,113
Basic and diluted:
Unaudited pro forma shares outstanding	75,976,851
Unaudited pro forma net earnings per share	$0.06

See accompanying notes.

ZaZa Energy, LLC

Statements of Members’ Equity

Balance — March 4, 2009 (Inception)	$—
Member contributions	3,000
Net income	99,666

Balance — December 31, 2009	102,666
Member contributions	750,000
Net income	6,544,789

Balance — December 31, 2010	$7,397,455

See accompanying notes.

ZaZa Energy, LLC

Statements of Cash Flows

		Period From
		March 4, 2009
	Year Ended	(Inception) to
	December 31,	December 31,
	2010	2009

Operating activities
Net income	$6,544,789	$99,666
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, depletion, and amortization	340,891	—
Changes in operating assets and liabilities:
(Increase) in accounts receivable — joint interest owner	(2,697,190)	—
(Increase) in accounts receivable — oil and gas revenue	(103,621)	—
(Increase) decrease in accounts receivable — related parties	76,916	(115,504)
(Increase) in prepaid and other current assets	(189,163)	—
(Increase) in restricted cash	(4,986,666)	—
Increase in accounts payable — trade	2,448,678	—
Increase in accounts payable — related parties	3,214,331	—
Increase in advances from joint interest owner	14,871,530	—
Increase in accrued liabilities	721,576	—
Increase in income tax payable	73,507	—

Net cash provided by (used in) operating activities	20,315,578	(15,838)

Investing activities
Payments to purchase oil and gas properties	(6,435,702)	—
Purchase of furniture, fixtures, and other	(831,342)	—

Cash used in investing activities	(7,267,044)	—
Financing activities
Member contributions	750,000	3,000
Proceeds from notes payable to members net	2,985,000	15,000

Cash provided by financing activities	3,735,000	18,000

Net increase in cash and cash equivalents	16,783,534	2,162
Cash and cash equivalents at beginning of period	2,162	—

Cash and cash equivalents at end of period	$16,785,696	$2,162

Supplemental disclosures of cash flow information
Cash paid during period for interest	$—	$—

Cash paid during period for income taxes	$—	$—

See accompanying notes.

ZaZa Energy, LLC

Notes to Financial Statements
December 31, 2010

1.	Organization and Description of Business Activities

Nature of Business

ZaZa Energy, LLC (ZaZa, we, our, us, or the Company) is a Texas limited liability company focused on the exploration development, production, and acquisition of unconventional onshore oil and gas reserves in the United States of America. Currently, ZaZa’s main focus is on exploiting the newly established Eagle Ford Shale Resource Play “ESRP” and on acquiring producing properties. The Company was formed and began operations on March 4, 2009. ZaZa Energy is headquartered in Houston, Texas with a field office in Corpus Christi, Texas.

Company Agreement

Under the provisions of the Company Agreement, the members of ZaZa equally participate in the Company’s profit and loss. In addition, members are entitled to nonliquidating distributions consisting of first, their preferred return, second unrecovered contributions, and finally any cash flow in excess of the preferred return and unrecovered contributions in proportion to the members’ respective general sharing ratios. Preferred return is defined as 12% of the member’s daily computational base, as defined in the agreement.

Exploration and Development Agreement (EDA)

In April 2010, the Company entered into an agreement with Hess Corporation (Hess) in which ZaZa will identify certain geographical areas in the Eagleford Shale trend that are available for leasing and subsequently conduct exploration and production activities thereon. Hess shall pay all acquisition costs including ZaZa’s interest until production up to $500 million. As of December 31, 2010, approximately $260 million in leases had been acquired pursuant to this agreement. After production, Hess will retain a 90% working interest and ZaZa, the operator, a 10% working interest. Hess will also pay ZaZa a 10% cash bonus per net acre for each lease purchased. The 10% cash bonus is recognized as revenue after all leases are obtained, title is cured and transferred to Hess, and recorded with the appropriate county.

In connection with the EDA, Hess periodically advances non-interest bearing funds to ZaZa to fund lease acquisitions, exploration and development activities, and reimburses ZaZa for certain general and administrative expenses incurred in performing theses activities. The funds received related to lease acquisitions are deemed restricted as to use pursuant to the EDA until the lease is acquired. Hess also approves all exploration and development activities based on the underlying approved authorization for expenditures (AFE) and has agreed to advance funds to ZaZa for such activities, usually 30 days in advance of actual expenditures being incurred. The funds, once received, are commingled with ZaZa’s own cash and are not restricted as to use. The amounts received by ZaZa for lease acquisitions and exploration and development activities in excess of the amounts incurred to date are recorded as advances from joint interest owner in the accompanying balance sheet. Given the nature of the EDA arrangement to ZaZa’s overall business activities, the cash flows from each of the above activities have been presented as operating cash flows in the accompanying statements of cash flows. Included in our cash flows from operating activities for the year ended December 31, 2010 of $20.3 million is a net increase in advances from Hess related to exploration and development activities of $9.9 million. The amount of such advances received, which, as of December 31, 2010 and 2009, are expected to be used within the next 30-45 days, is $9.9 million and zero, respectively. Reimbursements for general and administrative expenses are presented as a reduction to total general and administrative expenses in the accompanying financial statements. Amounts of general and administrative expenses reimbursed during the years ended December 31, 2010 and 2009 approximated $2.9 million and zero, respectively.

ZaZa Energy, LLC

Notes to Financial Statements — (Continued)

2.	Basis of Presentation

Proportional Consolidation

ZaZa’s interest in oil and gas exploration and production ventures and partnerships are proportionately consolidated.

Unaudited Pro Forma Information

The unaudited pro forma income tax information and earnings per share for the year ended December 31, 2010 presented in the income statement reflects federal income taxes calculated at the statutory rate of 35% as if ZaZa was a taxable entity and the number of shares the three members are to receive in ZaZa Energy Corporation in exchange for their membership interests.

Combination with Toreador

On August 9, 2011, ZaZa entered into a merger agreement with Toreador Resources Corporation. Upon completion of the merger, the members of ZaZa will own three-fourths and Toreador stockholders will own one-fourth of the combined entity’s outstanding public shares.

3.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers investments in all highly liquid instruments with original maturities of three months or less at date of purchase to be cash equivalents.

Revenue Recognition

The Company derives its oil and gas revenue primarily from the sale of produced oil and gas. As of December 31, 2010, substantially all of our oil and gas production had been marketed by Hess. The Company uses the sales method of accounting for the recognition of gas revenue whereby revenues, net of royalties are recognized as the production is sold to the purchaser. The amount of gas sold may differ from the amount to which the Company is entitled based on its working interest or net revenue interest in the properties. Revenue is recorded when title is transferred based on our nominations and net revenue interests. Pipeline imbalances occur when production delivered into the pipeline varies from the gas we nominated for sale. Pipeline imbalances are settled with cash approximately 30 days from date of production and are recorded as a reduction of revenue or increase of revenue depending upon whether we are overdelivered or underdelivered. Settlements of oil and gas sales occur after the month in which the product was produced. We estimate and accrue for the value of these sales using information available at the time financial statements are generated. Differences are reflected in the accounting period during which payments are received from the purchaser.

The Company also derives its bonus income revenue from a bonus on leasehold amounts that Hess agrees to participate in. The bonus amount is equal to 10% of the sum of all direct costs associated with acquiring the net mineral acres as defined in the EDA and is recognized after all leases are obtained, title is cured and transferred to Hess, and recorded with the appropriate county.

ZaZa Energy, LLC

Notes to Financial Statements — (Continued)

Other income represents earnest money forfeited by counterparties. The earnest money is a deposit towards the purchase price of a lease to demonstrate that the buyer is serious about wanting to complete a purchase. If the offer is rejected, the earnest money is usually returned, since no binding contract has been entered into. If the buyer retracts the offer or does not fulfill its obligations under the contract, the earnest money is forfeited. Income is recognized when the earnest money is forfeited.

Accounts Receivable

Accounts receivable include reimbursement amounts billed to Hess, oil and gas revenues, and related parties receivables. Management periodically assesses the Company’s accounts receivable and establishes an allowance for estimated uncollectible amounts. Accounts determined to be uncollectible are charged to operations when that determination is made. No allowance was recorded as of December 31, 2010 and 2009. The Company usually does not require collateral.

Concentration of Credit Risk

The Company maintains its cash balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation. The Company’s cash balances typically are in excess of the insured limit. A significant portion of accounts receivable are from one entity. This concentration may impact the Company’s overall credit risk, either positively or negatively, in that this entity may be similarly affected by changes in economic or other conditions. The Company has incurred no losses related to these accounts.

Oil and Gas Properties

The Company accounts for its natural gas and crude oil exploration and production activities under the successful efforts method of accounting. Oil and gas lease acquisition costs are capitalized when incurred. Lease rentals are expensed as incurred. Oil and gas exploration costs, other than the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether they have discovered proved commercial reserves. Exploratory drilling costs are capitalized when drilling is complete if it is determined that there is economic producibility supported by either actual production or a conclusive formation test. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed. Such exploratory well drilling costs may continue to be capitalized if the reserve quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and the economic and operating viability of the project is being made. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and crude oil, are capitalized. Unproved properties with individually significant acquisition costs are amortized over the lease term and analyzed on a property-by-property basis for any impairment in value. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive is amortized over the remaining lease term. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties.

ZaZa’s engineers estimate proved oil and gas reserves, which directly impact financial accounting estimates, including depreciation, depletion, and amortization. Proved reserves represent estimated quantities of crude oil and condensate, natural gas liquids, and natural gas that geological and engineering data demonstrate, with reasonable certainly, to be recovered in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. The process of estimating quantities of proved oil and gas reserves is very complex requiring significant subjective decisions in the evaluation of all available geological, engineering, and economic data for each reservoir. The data for a given reservoir may

ZaZa Energy, LLC

Notes to Financial Statements — (Continued)

also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving producing history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time.

Depreciation, depletion, and amortization of the cost of proved oil and gas properties are calculated using the unit-of-production method. The reserve base used to calculate depreciation, depletion, and amortization for leasehold acquisition costs is the sum of proved developed reserves and proved undeveloped reserves. With respect to lease and well equipment costs, which include development costs and successful exploration drilling costs, the reserve base includes only proved developed reserves. Estimated future dismantlement, restoration, and abandonment costs, net of salvage values are taken into account. Certain other assets, including gathering and processing facilities, are depreciated on a straight-line basis over the estimated useful life of the asset.

Amortization rates are updated quarterly to reflect: (1) the addition of capital costs, (2) reserve revisions (upwards or downwards) and additions, (3) property acquisitions and/or property dispositions, and (4) impairments. When circumstances indicate that an asset may be impaired, the Company compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on the Company’s estimate of future natural gas and crude oil prices, operating costs, anticipated production from proved reserves, and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Asset Retirement Obligations

We follow ASC 410-20 which applies to obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction and development of the assets. ASC 410-20 requires that we record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The Company’s estimated asset retirement obligation as of December 31, 2010 for the four non-operated wells is deemed immaterial to the financial statements.

Furniture, Fixtures, and Other

Furniture, fixtures, and other are stated at cost. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Office furniture and fixtures	2 — 5
Computing equipment	2 — 3
Vehicles	5 — 7

Income Taxes

ZaZa is a limited liability company. As a result, the Company’s income for federal income tax purposes is reportable on the tax returns of the individual partners. Accordingly, no recognition has been made for federal income taxes in the accompanying financial statements of the Company. Certain states directly tax limited liability companies and we therefore record state income tax expense in these jurisdictions.

4.	Consulting Agreements

On May 10, 2010, the Company entered into consulting agreements with four nonemployee consultants for periods of two years. As a portion of their compensation, they each are to receive a 3% net profits interest

ZaZa Energy, LLC

Notes to Financial Statements — (Continued)

in the net operating income of ZaZa, as defined in the agreement. The net profits interest is calculated and payable each fiscal quarter. For the year ended December 31, 2010, the Company recorded $792,928 in general and administrative expenses related to the net profits interest.

5.	Related Party Transactions

Each of the three ZaZa managing partners has a direct or indirect interest in an overriding royalty interest generally equal to one percent (1%) (for a total of three percent (3%)) in:

•	each leasehold estate located within the boundaries of the “area of mutual interest” map attached to the Exploration and Development Agreement between ZaZa and Hess (the “EDA”) that has been or may be acquired by ZaZa prior to April 2016 (or such later date if extended pursuant to the EDA), with or without the participation of Hess, including the Eagle Ford shale trend and the Eaglebine trend; and

•	each leasehold estate located within the boundaries of an “expansion area” covering certain counties in Alabama, Florida, Louisiana and Mississippi that may be acquired by ZaZa prior to April 2016, unless a longer period of time is stated in any area of mutual interest agreement that may be entered into between ZaZa and a third party.

In March 2010, ZaZa entered into an agreement with the ZaZa members and Eli Smith & Associates, which we refer to as Smith, to acquire 100% working interests in any unproved acreage identified in a defined area of mutual interest located in the Colorado and Lavaca counties of Texas. During the year ended December 31, 2010, ZaZa acquired acreage totaling approximately $28.9 million pursuant to this agreement; $6.2 million of the purchase price was in the form of $3 million notes payable due to the ZaZa members and $3.2 million in accounts payable due to ZaZa members, which was paid in January 2011. The ZaZa managing partners and Smith retain a direct or indirect reserved overriding royalty interest generally equal to three percent (3%) in each property sold to ZaZa, which is divided pro-rata among the four sellers in the transactions. Simultaneously with each purchase, ZaZa pursuant to a separate agreement sells 90% of the acquired working interests to Hess, retaining a 10% working interest in each property. No gain or loss was recognized on the sales to Hess.

Effective May 1, 2010, ZaZa and its members entered into a compensation agreement in which base salary, discretionary bonus and incentive compensation were defined. Incentive compensation is based on the fulfillment of certain performance metrics and the occurrence of a “Company liquidity event,” defined therein as an initial public offering, merger, reverse merger, financing or other availability of capital deemed financially beneficial to ZaZa. During the year ended December 31, 2010, no discretionary bonuses were approved by ZaZa. As of December 31, 2010, ZaZa had an outstanding commitment to its members in the amount of $4.6 million related to performance metrics achieved.

For the year ended December 31, 2010, ZaZa received revenue totaling $75,125 from Neuhaus Brooks Investment, LLC, which is owned by a member of ZaZa, as oil and gas production revenue.

6.	Notes Payable to Members

In 2009, the Company entered into $15,000 note payable agreements with its members; these notes bore no interest and were paid in full during 2010.

In December 2010, the Company entered into $3 million notes payable with its members; these notes bear interest at 8% and are expected to be paid in full in 2011. As such these amounts have been classified as current liabilities in the accompanying financial statements.

ZaZa Energy, LLC

Notes to Financial Statements — (Continued)

7.	Contingencies

The Company’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore, it is extremely difficult to reasonably quantify future environmental related expenditures. The Company, from time to time, may be subject to legal proceedings, claims, or environmental matters that arise in the ordinary course of its business. Although no assurance can be given, management believes, based on its experiences to date, that the ultimate resolution of such items will not have a material adverse impact on the Company’s business, financial position, or results of operations.

8.	Operating Leases

The Company has noncancelable office leases in Houston and Corpus Christi, Texas with lease terms until April 30, 2019. Rent expense for the year ended December 31, 2010 and the period from March 4, 2009 (inception) through December 31, 2009 totaled $186,915 and $0, respectively, before reimbursements.

Future minimum rental payments under all noncancelable operating leases as of December 31, 2010 were as follows:

2011	$337,884
2012	403,388
2013	246,997
2014	43,503
2015	43,503
Thereafter	145,010

Total minimum lease obligations	$1,220,285

9.	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents investments, accounts receivable, accounts payable and notes payable approximate fair value due to the short-term nature or maturity of the instruments.

10.	Income Taxes

In 2006, the Texas Governor signed into law a Texas margin tax (H.B. No. 3), which was amended in 2007. The new law restructured the state business tax by replacing the taxable capital and earned surplus components of the former franchise tax with a new “taxable margin” component. Since the tax is derived from an income-based measure, the margin tax is deemed as an income tax, and therefore, the provisions regarding the recognition of deferred taxes apply to the new margin tax. The Company has calculated its deferred tax assets and liabilities for Texas based on the margin tax in effect as of December 31, 2010 and 2009.

		Period From
		March 4, 2009
	Year Ended	(Inception) to
	December 31,	December 31,
	2010	2009

Current state income tax expense	$73,507	$—
Deferred income tax expense	—	—

Total	$73,507	$—

ZaZa Energy, LLC

Notes to Financial Statements — (Continued)

11.	Oil and Gas Producing Activities (Unaudited)

Capitalized Costs Related to Oil and Gas Producing Activities

	December 31
	2010	2009

Proved properties	$812,422	$—
Unproved properties	5,623,280	—

	6,435,702	—
Less accumulated depreciation, depletion, and amortization	235,642	—

Net oil and gas properties	$6,200,060	$—

Costs Incurred

Costs incurred in oil and gas property acquisition, exploration, and development activities, whether capitalized or expensed, are summarized as follows (in thousands):

		Period From
		March 4, 2009
	Year Ended	(Inception) to
	December 31,	December 31,
	2010	2009

Property acquisition cost:
Proved	$812,422	$—
Unproved	5,623,280	—
Exploration	—	—
Development costs	—	—

Total	$6,435,702	$—

Oil and Gas Reserves

At December 31, 2010, the Company’s only proved reserves related to nonoperated property interest and were deemed immaterial for disclosure purposes. The Company had no proved reserves at December 31, 2009.

12.	Subsequent Events

On September 23, 2011, ZaZa entered into a revolving credit agreement with Texas Champion Bank, establishing a revolving line of credit in the amount of $5 million. The line of credit bears interest at 5.5% and matures on September 25, 2012. It is secured by a first lien on ZaZa’s interests in certain of its oil and gas properties.

The accompanying financial statements reflect management’s evaluation of subsequent events as of October 11, 2011, the date of issuance of these financial statements.

ZaZa Energy, LLC

Balance Sheets

			Pro Forma
	September 30,	December 31,	Debt & Equity as of
	2011	2010	September 30, 2011
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$13,287,299	$16,785,696
Restricted cash	1,000	4,986,666
Accounts receivable — joint interest owner	27,888,761	2,697,190
Accounts receivable — oil and gas revenue	302,192	103,621
Accounts receivable — related parties	54,596	38,588
Prepaids and other current assets	1,254,149	189,163

Total current assets	42,787,997	24,800,924	—
Property and equipment:
Oil and gas properties (successful efforts method of accounting)	13,475,292	6,435,702
Furniture, fixtures, and other	2,159,178	831,342

Total property and equipment	15,634,470	7,267,044	—
Less accumulated depreciation, depletion, and amortization	826,013	340,891	—

Net property and equipment	14,808,457	6,926,153	—

Total assets	$57,596,454	$31,727,077	—

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable — trade	$18,239,652	$2,448,678
Accounts payable — related parties	340,683	3,214,331
Advances from joint interest owner	2,452,866	14,871,530
Accrued liabilities	17,228,815	721,576
Notes payable to members	3,000,000	3,000,000
Revolving line of credit	5,000,000	—	—
Income tax payable	55,599	73,507

Total current liabilities	46,317,615	24,329,622	—
Asset retirement obligations	131,012	—	—
Long-term debt	—	—	60,500,000

Total liabilities	46,448,627	24,329,622	106,948,627
Total members’ equity	11,147,827	7,397,455	(49,352,173)

Total liabilities and members’ equity	$57,596,454	$31,727,077	57,596,454

See accompanying notes.

ZaZa Energy, LLC

Statements of Income
(Unaudited)

	Nine Months Ended September 30,
	2011	2010

Revenues:
Bonus income	$15,048,598	$6,070,453
Oil and gas revenues	1,276,982	230,523
Other income	—	360,000

Total revenues	16,325,580	6,660,976
Operating expenses:
Lease operating expenses	626,734	17,467
Accretion expense	773	—
Depreciation, depletion, and amortization	485,122	223,949
General and administrative expense, net	10,054,455	1,679,584

Total operating expenses	11,167,084	1,921,000

Operating income	5,158,496	4,739,976
Interest income	37,961	—
Interest expense, net	190,486	—

Income before income tax	5,005,971	4,739,976
Income tax expense	55,599	52,645

Net income	$4,950,372	$4,687,331

Unaudited pro forma income tax information:
Net income	$4,950,372
Unaudited pro forma provision for income taxes	1,732,630

Unaudited pro forma net income	$3,217,742
Basic and diluted:
Unaudited pro forma shares outstanding	75,976,851
Unaudited pro forma net earnings per share	$0.04

See accompanying notes.

ZaZa Energy, LLC

Statement of Members’ Equity
(Unaudited)

Balance — December 31, 2010	$7,397,455
Member distributions	(1,200,000)
Net income	4,950,372

Balance — September 30, 2011	$11,147,827

See accompanying notes.

ZaZa Energy, LLC

Statements of Cash Flows
(Unaudited)

	Nine Months Ended,
	2011	2010

Operating activities
Net income	$4,950,372	$4,687,331
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, depletion, and amortization	485,122	223,949
Accretion of asset retirement obligations	773	—
Changes in operating assets and liabilities:
(Increase) in accounts receivable — joint interest owner	(25,191,571)	(4,497,216)
(Increase) in accounts receivable — oil and gas revenue	(198,571)	(74,041)
(Increase) decrease in accounts receivable — related parties	(16,008)	104,924
(Increase) in prepaid and other current assets	(1,064,986)	(278,232)
(Increase) decrease in restricted cash	4,985,666	(35,224,730)
Increase in accounts payable — trade	15,790,974	1,154,177
(Decrease) in accounts payable — related parties	(2,873,648)	—
Increase (decrease) in advances from joint interest owner	(12,418,664)	35,224,752
Increase in accrued liabilities	16,507,239	1,251,452
Increase (decrease) in income tax payable	(17,908)	52,645

Net cash provided by operating activities	938,790	2,625,011

Investing activities
Payments to purchase oil and gas properties	(6,909,351)	(4,377,100)
Purchase of furniture, fixtures, and other	(1,327,836)	(494,890)

Cash used in investing activities	(8,237,187)	(4,871,990)
Financing activities
Member contributions	—	750,000
Member distributions	(1,200,000)	—
Proceeds from revolving line of credit	5,000,000	—
Proceeds (payments) of notes payable to members, net	—	2,135,000

Cash provided by financing activities	3,800,000	2,885,000

Net increase (decrease) in cash and cash equivalents	(3,498,397)	638,021
Cash and cash equivalents at beginning of period	16,785,696	2,162

Cash and cash equivalents at end of period	$13,287,299	$640,183

Supplemental disclosures of cash flow information
Cash paid during period for interest	$—	$—

Cash paid during period for income taxes	$—	$—

See accompanying notes.

ZaZa Energy, LLC

Notes to Financial Statements
September 30, 2011
(Unaudited)

1.	Basis of Presentation

We prepared these interim financial statements under the rules and regulations of the United States Securities and Exchange Commission (SEC). As an interim period set of financial statements, it does not include all of the disclosures required by U.S. generally accepted accounting principles (GAAP) and should be read along with our annual financial statement included elsewhere in this registration statement. The financial statements as of September 30, 2011, and for the nine months ended September 30, 2011 and 2010, are unaudited. The balance sheet as of December 31, 2010 was derived from the audited balance sheet included elsewhere in this registration statement. In our opinion, we have made adjustments, all of which are of a normal, recurring nature, to fairly present our interim period results. Due to the seasonal nature and rapid growth of our business, information for interim periods may not be indicative of our operating results for the entire year.

Proportional Consolidation

ZaZa’s interest in oil and gas exploration and production ventures and partnerships are proportionately consolidated.

Unaudited Pro Forma Information

The unaudited pro forma debt and stockholders’ equity as of September 30, 2011 reflects the effect of $60.5 million in planned distributions that will be made by ZaZa and/or ZaZa Energy Corporation to members upon closing of the merger. The pro forma information resulted in an increase to total debt. The planned distributions consist of bonuses, incentive compensation and other compensation. The unaudited pro forma income tax information and earnings per share for the nine months ended September 30, 2011 reflects federal income taxes calculated at the statutory rate of 35% as if ZaZa was a taxable entity and the number of shares the three members are to receive in ZaZa Energy Corporation in exchange for their membership interests.

Combination with Toreador

On August 9, 2011, ZaZa entered into a merger agreement with Toreador Resources Corporation. Upon completion of the merger, the members of ZaZa will own three-fourths and Toreador stockholders will own one-fourth of the combined entity’s outstanding public shares.

2.	Organization and Description of Business Activities

Nature of Business

ZaZa Energy, LLC (ZaZa, we, our, us, or the Company) is a Texas limited liability company focused on the exploration development, production, and acquisition of unconventional onshore oil and gas reserves in the United States of America. Currently, ZaZa’s main focus is on exploiting the newly established Eagle Ford Shale Resource Play “ESRP” and on acquiring producing properties. The Company was formed and began operations on March 4, 2009. ZaZa Energy is headquartered in Houston, Texas with a field office in Corpus Christi, Texas.

Exploration and Development Agreement (EDA)

In April 2010, the Company entered into an agreement with Hess Corporation (Hess) in which ZaZa will identify certain geographical areas in the Eagleford Shale trend that are available for leasing and subsequently conduct exploration and production activities thereon. Hess shall pay all acquisition costs including ZaZa’s interest until production up to $500 million. As of September 30, 2011, $330 million in leases had been acquired pursuant to this agreement. After production, Hess will retain a 90% working interest and ZaZa, the operator, a 10% working interest. Hess will also pay ZaZa a 10% cash bonus per net acre for each lease purchased.

ZaZa Energy, LLC

Notes to Financial Statements — (Continued)
(Unaudited)

The 10% cash bonus is recognized as revenue after all leases are obtained, title is cured and transferred to Hess, and recorded with the appropriate county.

In connection with the EDA, Hess periodically advances non-interest bearing funds to ZaZa to fund lease acquisitions, exploration and development activities, and reimburses ZaZa for certain general and administrative expenses incurred in performing theses activities. The funds received related to lease acquisitions are deemed restricted as to use pursuant to the EDA until the lease is acquired. Hess also approves all exploration and development activities based on the underlying approved authorization for expenditures (AFE) and has agreed to advance funds to ZaZa for such activities, usually 30 days in advance of actual expenditures being incurred. The funds, once received, are commingled with ZaZa’s own cash and are not restricted as to use. The amounts received by ZaZa for lease acquisitions and exploration and development activities in excess of the amounts incurred to date are recorded as advances from joint interest owner in the accompanying balance sheet. Given the nature of the EDA arrangement to ZaZa’s overall business activities, the cash flows from each of the above activities have been presented as operating cash flows in the accompanying statements of cash flows. Included in our cash flows from operating activities for the nine-month period ended September 30, 2011 of $939,000 is a net decrease in advances from Hess related to exploration and development activities of $7.4 million. The amount of such advances received, which, as of September 30, 2011 and 2010, are expected to be used within the next 30-45 days, is $2.4 million and zero, respectively. Reimbursements for general and administrative expenses are presented as a reduction to total general and administrative expenses in the accompanying financial statements. Amounts of general and administrative expenses reimbursed during the periods ended September 30, 2011 and 2010 approximated $6.7 million and $1.2 million, respectively.

3.	Summary of Significant Accounting Policies

There were no changes in the significant accounting policies described in our annual financial statements included elsewhere in this registration statement and no significant accounting pronouncements issued but not yet adopted as of September 30, 2011.

4.	Consulting Agreement

On May 10, 2010, the Company entered into consulting agreements with four nonemployee consultants for periods of two years. As a portion of their compensation, they each are to receive 3% net profits interest in the net operating income of ZaZa, as defined in the agreement. The net profits interest is calculated and payable each fiscal quarter. For the nine months ended September 30, 2011 and 2010, the Company recorded $1,151,470 and $619,088, respectively, in general and administrative expenses related to the net profits interest.

5.	Related Party Transactions

Each of the three ZaZa managing partners has a direct or indirect interest in an overriding royalty interest generally equal to one percent (1%) (for a total of three percent (3%)) in:

•	each leasehold estate located within the boundaries of the “area of mutual interest” map attached to the Exploration and Development Agreement between ZaZa and Hess (the “EDA”) that has been or may be acquired by ZaZa prior to April 2016 (or such later date if extended pursuant to the EDA), with or without the participation of Hess, including the Eagle Ford shale trend and the Eaglebine trend; and

•	each leasehold estate located within the boundaries of an “expansion area” covering certain counties in Alabama, Florida, Louisiana and Mississippi that may be acquired by ZaZa prior to April 2016, unless a longer period of time is stated in any area of mutual interest agreement that may be entered into between ZaZa and a third party.

ZaZa Energy, LLC

Notes to Financial Statements — (Continued)
(Unaudited)

In March 2010, ZaZa entered into an agreement with the ZaZa members and Eli Smith & Associates, which we refer to as Smith, to acquire 100% working interests in any unproved acreage identified in a defined area of mutual interest located in the Colorado and Lavaca counties of Texas. During the year ended December 31, 2010, ZaZa acquired acreage totaling approximately $28.9 million pursuant to this agreement; $6.2 million of the purchase price was in the form of $3 million notes payable due to the ZaZa members and $3.2 million in accounts payable due to ZaZa members, which was paid in January 2011. During the nine months ended September 30, 2011, ZaZa received approximately $5.4 million pursuant to this agreement. The ZaZa managing partners and Smith retain a direct or indirect reserved overriding royalty interest generally equal to three percent (3%) in each property sold to ZaZa, which is divided pro-rata among the four sellers in the transactions. Simultaneously with each purchase, ZaZa pursuant to a separate agreement sells 90% of the acquired working interests to Hess, retaining a 10% working interest in each property. No gain or loss was recognized on the sales to Hess.

Effective May 1, 2010, ZaZa and its members entered into a compensation agreement in which base salary, discretionary bonus and incentive compensation were defined. Incentive compensation is based on the fulfillment of certain performance metrics and the occurrence of a “Company liquidity event,” defined therein as an initial public offering, merger, reverse merger, financing or other availability of capital deemed financially beneficial to ZaZa. As of September 30, 2011, and 2010, ZaZa had an outstanding commitment to its members in the amount of $11.9 million and zero, respectively, related to performance metrics achieved.

For the nine months ended September 30, 2011 and 2010, ZaZa received revenue totaling $0 and $0.1 million, respectively, from Neuhaus Brooks Investment, LLC, which is owned by a member of ZaZa, as oil and gas production revenue.

6.	Notes Payable to Members

In December 2010, the Company entered into $3 million notes payable with its members; these notes bear interest at 8% and are expected to be paid in full in 2011. As such these amounts have been classified as current liabilities in the accompanying financial statements.

7.	Revolving Credit Agreement

One of ZaZa’s expected designees to the new ZaZa initial board of directors, Travis H. Burris, currently owns a 45% interest in, and serves as Chairman and President of, Texas Champion Bank. ZaZa currently has a $5 million revolving line of credit with Texas Champion Bank under which the full amount was drawn on September 26, 2011. The line of credit bears interest at 5.5%, matures on September 25, 2012, and is secured by a first lien on ZaZa’s interests in certain of its oil and gas properties.

8.	Contingencies

The Company’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore, it is extremely difficult to reasonably quantify future environmental related expenditures. The Company, from time to time, may be subject to legal proceedings, claims, or environmental matters that arise in the ordinary course of its business. Although no assurance can be given, management believes, based on its experiences to date, that the ultimate resolution of such items will not have a material adverse impact on the Company’s business, financial position, or results of operations.

9.	Subsequent Events

The accompanying financial statements reflect management’s evaluation of subsequent events as of November 21, 2011, the date of issuance of these financial statements.

ANNEXES

Annex A:	Agreement and Plan of Merger and Contribution (conformed, as amended)
Annex B:	Opinion of RBC Capital Markets, LLC
Annex C:	Contribution Agreement (ZaZa Limited Liability Company Interests) (conformed, as amended)
Annex D:	Contribution Agreement (ZaZa Net Profits Interests)
Annex E:	Stockholders’ Agreement
Annex F:	Form of Non-Competition Agreement
Annex G:	Form of Letter Agreement (conformed, as amended)
Annex H:	Form of Restated Certificate of Incorporation of New ZaZa
Annex I:	Form of Amended and Restated Bylaws of New ZaZa

ANNEX A
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND
CONTRIBUTION
BY AND AMONG
TOREADOR RESOURCES CORPORATION,
ZAZA ENERGY, LLC,
ZAZA ENERGY CORPORATION,
AND
THOR MERGER SUB CORPORATION
DATED AS OF AUGUST 9, 2011

A-i

A-ii

A-iii

EXHIBITS

EXHIBIT A	Form of Promissory Note and Security Agreement/Pledge
EXHIBIT B	Form of the Stockholders Agreement
EXHIBIT C	Form of Non-Compete Agreement
EXHIBIT D	Form of Restated Certificate of Incorporation of the Company
EXHIBIT E	Form of Amended and Restated By-Laws of the Company
EXHIBIT F	Form of Contribution Agreement
EXHIBIT G	Amendments to Toreador Certificate of Incorporation
EXHIBIT H	Form of Net Profits Interest Contribution Agreement
EXHIBIT I	Form of Tax Certificate of Toreador
EXHIBIT J	Form of Tax Certificate of ZaZa

A-iv

INDEX OF DEFINED TERMS

8.00%/7.00% Convertible Notes	3.01(f)
Additional Compensation	6.02(e)
Affected Employees	6.15(b)
Affiliate	5.20(a)
Agreement	Preamble
Applicable Law	9.09(d)
BEPH	4.06(b)
Blackstone	Recitals
blue sky	4.06(b)
Book-Entry Shares	3.02(b)
Business Day	9.09(i)
Certificates	3.02(b)
Closing	2.02
Closing Date	2.02
Code	Recitals
Combination	Recitals
Company	Preamble
Company Bylaws	1.01
Company Certificate of Incorporation	1.01
Company Certificates	3.02(a)
Company Common Stock	Recitals
Company Material Adverse Effect	9.09(g)
Contract	5.20(a)
Contribution Agreement	2.01
Contribution Indebtedness	6.18(b)
control	5.20(a)
D&O Insurance	6.13(a)
Delaware Courts	9.06
DGCL	Recitals
Distribution Amount	6.14(h)
Distribution Date	6.14(h)
Effective Time	2.03
Environmental Claim	4.13(b)
Environmental Laws	4.13(b)
Environmental Permits	4.13(b)
ERISA	4.11
Exchange Act	3.04
Exchange Agent	3.02(a)
Exchange Fund	3.02(a)
Excluded Toreador Shares	3.01(a)(i)
Foreign Corrupt Practices Act	4.26(a)
GAAP	4.07(a)
good and defensible title	4.15(a)
Governmental Authority	4.05

A-v

Hazardous Materials	4.13(b)
Hydrocarbons	4.27
Indebtedness	9.09(e)
Indenture	3.01(f)
Initial Directors	2.06(a)
Lara	Recitals
Lara Sub	Recitals
Lara Sub Shares	Recitals
Letter of Transmittal	3.02(b)
Liens	4.04
Material Adverse Effect	9.09(g)
Members	Recitals
Member Loans	6.02(e)
NASDAQ	3.02(e)
Net Profits Interests Contribution	3.01(e)
Net Profits Interests Contribution Agreement	3.01(e)
New Equity Plan	6.15(d)
Non-Compete Agreement	Recitals
Non-U.S. Antitrust Laws	6.06(a)(i)
Notes	Recitals
Oil and Gas Interests	4.27
Omega	Recitals
Permitted Indebtedness	6.18(a)
Person	9.09(f)
Pre-Closing Distributions	6.02(e)
Private Letter Ruling	6.17(b)
Production Burdens	4.15(a)
Profits Interests Consideration	Recitals
Proxy Statement/Prospectus	6.10(a)
Recontribution	3.01(c)
Registration Statement	6.10(a)
Release	4.13(b)
Representatives	6.03(a)
Rights Plan	6.19
Sarbanes-Oxley Act	4.07(b)
SEC	3.04
Securities Act	4.06(b)
Security Agreement/Pledge	Recitals
Significant Subsidiary	4.04
Stockholders Agreement	Recitals
Subsidiaries	9.09(h)
Subsidiary	9.09(h)
Surviving Toreador Common Stock	Recitals
Takeover Law	6.07
Tax	4.10(b)

A-vi

Tax Certificate	6.17(a)
Tax Distributions	6.02(e)
Tax Returns	4.10(b)
Taxes	4.10(b)
Thor Merger Sub	Preamble
Toreador	Preamble
Toreador Acquisition Proposal	6.03(a)
Toreador Adverse Recommendation Change	6.03(b)
Toreador Certificate of Merger	2.03
Toreador Common Stock	Recitals
Toreador Cutoff Date	6.03(e)
Toreador Directors	2.06
Toreador Disclosure Letter	Article 4
Toreador Exchange Ratio	3.01(a)(ii)
Toreador Expenses	8.05(d)
Toreador Facilities	4.13(b)
Toreador Foreign Plans	4.11
Toreador Material Adverse Effect	9.09(g)
Toreador Material Contracts	4.25(a)
Toreador Merger	2.01
Toreador Options	3.01(d)
Toreador Permits	4.05
Toreador Plans	4.11
Toreador Preferred Stock	4.03(a)
Toreador Regulatory Filings	4.06(b)
Toreador Report Preparer	4.27
Toreador Reports	4.07(a)
Toreador Reserve Report	4.27
Toreador Restricted Shares	3.01(a)(ii)
Toreador Stock Plans	3.01(a)(ii)
Toreador Superior Proposal	6.03(a)
Toreador Surviving Corporation	2.01
Toreador Termination Amount	8.05(e)
Toreador Wells	4.28(c)
Toreador/ZaZa Confidentiality Agreements	6.08
to the knowledge of	9.09(c)
Willful and Material Breach	8.05(g)
ZaZa	Preamble
ZaZa Acquisition Proposal	6.04(a)
ZaZa Contribution	2.01
ZaZa Directors	2.06(a)
ZaZa Disclosure Letter	Article 5
ZaZa Expenses	8.05(c)
ZaZa Facilities	5.13(b)
ZaZa Financial Statements	5.07(a)

A-vii

ZaZa Foreign Plans	5.11
ZaZa Material Adverse Effect	9.09(g)
ZaZa Material Contracts	5.23(a)
ZaZa Membership Interests	Recitals
ZaZa Most Recent Audited Financial Statements	5.07(a)
ZaZa Most Recent Unaudited Financial Statements	5.07(a)
ZaZa Organizational Documents	5.01
ZaZa Permits	5.05
ZaZa Plans	5.11
ZaZa Profits Interests	3.01(e)
ZaZa Regulatory Filings	5.06(b)
ZaZa Report Preparer	5.25
ZaZa Reserve Report	5.25
ZaZa Share Consideration	Recitals
ZaZa Transfer Documents	2.03
ZaZa Wells	5.26(c)

A-viii

AGREEMENT AND PLAN OF MERGER AND CONTRIBUTION

THIS AGREEMENT AND PLAN OF MERGER AND CONTRIBUTION, dated as of August 9, 2011 (this “Agreement”), by and among Toreador Resources Corporation, a Delaware corporation (“Toreador”), ZaZa Energy, LLC, a Texas limited liability company (“ZaZa”), ZaZa Energy Corporation, a Delaware corporation (the “Company”), 50% of the outstanding capital stock of which is owned by Toreador and 50% of the outstanding capital stock of which is owned by ZaZa , and Thor Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (“Thor Merger Sub”).

RECITALS:

WHEREAS, the Board of Directors of Toreador, Blackstone Oil & Gas, LLC, a member of ZaZa (“Blackstone”), Omega Energy Corp., a member of ZaZa (“Omega”), and Lara Energy, Inc., a member of ZaZa (“Lara”, and together with Omega and Blackstone, the “Members”), have determined that it is consistent with and in furtherance of their respective long-term business strategies and in the best interests of their respective companies, the stockholders of Toreador and the Members to combine their respective businesses as set forth in this Agreement (the “Combination”);

WHEREAS, in furtherance of the foregoing, upon the terms and subject to the conditions of this Agreement, at the Effective Time, (a) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Thor Merger Sub will merge with and into Toreador, whereby, subject to the terms of Article 2, each share of common stock, par value $0.15625 per share, of Toreador (the “Toreador Common Stock”), will be converted into the right to receive one (1) share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), and (b) the Members will together contribute all of the outstanding limited liability company membership interests in ZaZa (the “ZaZa Membership Interests”) to the Company, other than the 1% of the ZaZa Membership Interests to be contributed by Lara to a wholly owned subsidiary of Lara (“Lara Sub”) prior to Closing, and Lara will contribute all of the outstanding shares of capital stock of Lara Sub (the “Lara Sub Shares”) to the Company, in exchange for, in accordance with the terms and conditions hereof and of the Contribution Agreement (as defined herein), (i) an amount of cash and/or secured promissory notes in the form attached as Exhibit A hereto (the “Notes”, which Notes shall be secured pursuant to a security agreement/pledge (the “Security Agreement/Pledge”) in the form also attached as Exhibit A hereto) with an initial outstanding aggregate principal amount, equal in the aggregate to $50,000,000 less the sum of (I) the Profits Interests Consideration (as defined herein) and (II) the amount of any Pre-Closing Distributions (as defined herein), as such aggregate amount may be adjusted in accordance with the Contribution Agreement, and (ii) a number of shares of Company Common Stock (such shares, the “ZaZa Share Consideration”) equal to the number of shares of Toreador Common Stock outstanding immediately prior to the Effective Time multiplied by three (3);

WHEREAS, immediately after the Effective Time (as defined in Section 2.03), all of the holders of the ZaZa Profits Interests (as defined in Section 3.01(e)) shall together contribute all of the outstanding ZaZa Profits Interests to the Company in exchange for an aggregate amount of cash equal to $4,800,000 (the “Profits Interests Consideration”);

WHEREAS, immediately after the Toreador Merger and the ZaZa Contribution (each as defined in Section 2.01), the Net Profits Interests Contribution (as defined in Section 3.01(d), and the Recontribution (as defined in Section 3.01(c)), the holders of Toreador Common Stock (including holders of Toreador Restricted Shares) and the Members, in each case immediately prior to the Toreador Merger, the ZaZa Contribution and the Net Profits Interests Contribution, will together own all of the outstanding shares of Company Common Stock (and the Company will, in turn, own all of the outstanding shares of common stock, par value $0.01 per share, of the surviving corporation in the Toreador Merger (the “Surviving Toreador Common Stock”) and all of the outstanding ZaZa Membership Interests, all of the Lara Sub Shares and all of the outstanding ZaZa Profits Interests;

WHEREAS, the Boards of Directors of each of Toreador, the Company and Thor Merger Sub (by unanimous approval by the members of each such Board of Directors), and the Members have each

(a) determined and declared that the Combination, the Toreador Merger, the ZaZa Contribution, the Net Profits Interests Contribution and the transactions contemplated by this Agreement, as applicable, are advisable to, and in the best interest of, each of Toreador, ZaZa, the Company and Thor Merger Sub, as applicable, and its respective stockholders or members, (b) authorized and approved this Agreement, the Combination, the Toreador Merger, the ZaZa Contribution and the transactions contemplated by this Agreement, as applicable, and (c) in the case of the Board of Directors of Toreador and Thor Merger Sub, resolved to recommend that each of Toreador’s and Thor Merger Sub’s stockholders, respectively, vote to adopt and approve this Agreement, the Combination and the Toreador Merger;

WHEREAS, the parties intend that as a result of the Toreador Merger and ZaZa Contribution and the utilization of the Company as a holding company: (a) Toreador and ZaZa will constitute separate subsidiaries of the Company so that each enterprise will continue to be solely responsible for its respective liabilities and contingent liabilities, (b) the assets of each of Toreador and ZaZa will not be exposed to creditor claims associated with the liabilities of the other, (c) neither Toreador nor the Members will recognize any gain or loss for federal income Tax purposes except with respect to the cash or Notes received by the Members in the ZaZa Contribution, (d) the receipt by the stockholders of Toreador of Company Common Stock in exchange for Toreador Common Stock either will qualify for such purposes as a reorganization under Section 368(a) and the related reorganization provisions of the Code or will qualify as a nonrecognition transaction under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and (e) the receipt by the Members of Company Common Stock in exchange for the ZaZa Membership Interests and Lara Sub Shares will qualify for such purposes as a nonrecognition transaction under Section 351 of the Code; and

WHEREAS, as an inducement to and condition of Toreador’s willingness to enter into this Agreement and the Members’ willingness to enter into the Contribution Agreement (as defined in Section 2.01), concurrently with the execution and delivery of this Agreement, (a) each of the Members are entering into a stockholders agreement with the Company dated as of the date hereof in the form attached as Exhibit B (the “Stockholders Agreement”) and (b) the controlling persons of each of the Members are entering into a non-competition agreement with the Company dated as of the date hereof in the form attached as Exhibit C (the “Non-Compete Agreement”), each to be effective as of the Effective Time.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE 1

The Company and Thor Merger Sub

Section 1.01  Organization of the Company.  Toreador and ZaZa have caused the Company to be organized under the laws of the State of Delaware. The authorized capital stock of the Company consists of 100 shares of Company Common Stock, of which 50 shares have been issued to Toreador and 50 shares have been issued to ZaZa. The Company has been formed solely to facilitate the Combination and shall conduct no business or activity prior to the Effective Time other than in connection with the Combination. Prior to the Closing (as defined in Section 2.02), Toreador and ZaZa shall take, and shall cause the Company to take, all requisite action to cause (a) the certificate of incorporation of the Company to be amended and restated to be in the form of Exhibit D (the “Company Certificate of Incorporation”) and (b) the by-laws of the Company to be amended and restated to be in the form of Exhibit E (the “Company Bylaws”).

Section 1.02  Directors and Officers of the Company.  Prior to the Effective Time, the directors and officers of the Company shall consist at all times of equal numbers of representatives of Toreador and ZaZa as designated and elected by Toreador and ZaZa. Toreador and ZaZa shall take, and shall cause the Company to take, all requisite action to cause the directors and officers of the Company, as of the Effective Time, to be as provided in Section 2.06.

Section 1.03  Organization of Thor Merger Sub.  The Company has caused Thor Merger Sub to be organized under the laws of the State of Delaware as a wholly-owned subsidiary of the Company. Thor Merger Sub has been formed solely to facilitate the Toreador Merger and shall conduct no business or activity other than in connection with the Toreador Merger. Prior to the Effective Time, the Company and Thor Merger Sub shall cause the directors and officers of Thor Merger Sub to consist of equal numbers of representatives of Toreador and ZaZa as designated by Toreador and ZaZa.

Section 1.04  Actions of the Company.  Immediately after the execution and delivery of this Agreement, the Company, as the sole stockholder of Thor Merger Sub, shall approve and adopt this Agreement in accordance with Sections 228 and 251(c) of the DGCL. Each of Toreador and ZaZa shall cause the Company, and the Company shall cause Thor Merger Sub, to perform their respective obligations under this Agreement.

ARTICLE 2

The Merger and Contribution

Section 2.01  Merger and Contribution.  Under the terms and conditions of this Agreement, at the Effective Time (a) in accordance with the DGCL, Thor Merger Sub shall be merged with and into Toreador (the “Toreador Merger”), and (b) each of Blackstone, Lara and Omega shall contribute the ZaZa Membership Interests held by it and Lara shall contribute the Lara Sub Shares (collectively, the “ZaZa Contribution”), such contributions to be effected pursuant to a contribution agreement entered into by and among the Company and the Members concurrently with the execution of this Agreement in the form of Exhibit F (the “Contribution Agreement”). At the Effective Time, the separate existence of Thor Merger Sub shall cease, and Toreador shall continue to exist as the surviving corporation of the Toreador Merger as a wholly-owned subsidiary of the Company (“Toreador Surviving Corporation”). The effects and the consequences of the Toreador Merger shall be as set forth in Section 2.04.

Section 2.02  Closing.  Unless this Agreement shall have been terminated pursuant to Article 8, and subject to satisfaction or waiver of the conditions in Article 7, the closing of the ZaZa Contribution and the Toreador Merger (the “Closing”) will occur at 10:00 a.m., local time, on the second Business Day after satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions which relate to actions to be taken at the Closing or conditions whose satisfaction is to be measured as of the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions) at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004 or at such other time or place as Toreador and ZaZa shall agree (the day on which the Closing occurs being the “Closing Date”).

Section 2.03  Effective Time.  On the Closing Date, as soon as practicable after the Closing, (a) Toreador shall cause to be duly filed with the Secretary of State of the State of Delaware a certificate of merger in customary form and substance for the Toreador Merger (the “Toreador Certificate of Merger”), executed in accordance with the applicable provisions of the DGCL, and the parties shall make all other filings or recordings required under the DGCL, and (b) each Member, in accordance with the Contribution Agreement, shall execute all stock powers, assignments and other documents (including amendments to the ZaZa Organizational Documents (as defined in Section 5.01)) reasonably necessary to effectuate such Member’s part of the ZaZa Contribution and deliver to the Company stock powers or similar documents, duly endorsed, together with certificates, if any, evidencing the ZaZa Membership Interests and the Lara Sub Shares held by such Member (the “ZaZa Transfer Documents”). The parties shall coordinate the filings of the Toreador Certificate of Merger and the execution and delivery of the ZaZa Transfer Documents and the effective time of the Toreador Merger or ZaZa Contribution, as applicable, reflected therein so that the effective times of the Toreador Merger and ZaZa Contribution shall occur simultaneously on the Closing Date, as soon as practicable after the Closing or at such other time as Toreador and ZaZa shall agree (such time when the Toreador Merger and ZaZa Contribution become simultaneously effective being the “Effective Time”).

Section 2.04  Effects of the Toreador Merger.  The Toreador Merger shall have the effects stated in the DGCL. At the Effective Time, (i) the certificate of incorporation of Toreador shall be amended to read in its entirety as set forth in Exhibit G hereto and, as so amended, such certificate of incorporation shall be the certificate of incorporation of Toreador Surviving Corporation until thereafter amended as provided therein or by Applicable Law (as defined in Section 9.09(d)) and (ii) the by-laws of Toreador, as in effect immediately prior to the Effective Time, shall be the by-laws of Toreador Surviving Corporation, until thereafter amended as provided therein, in the certificate of incorporation of Toreador Surviving Corporation or by Applicable Law.

Section 2.05  Directors and Officers of Toreador Surviving Corporation and ZaZa.  The directors of Thor Merger Sub immediately prior to the Effective Time shall be the directors of Toreador Surviving Corporation as of the Effective Time and until their successors are duly elected and qualified or designated, as applicable. The officers of Thor Merger Sub immediately prior to the Effective Time shall be the officers of Toreador Surviving Corporation as of the Effective Time and until their successors are duly appointed. Concurrent with the Effective Time, ZaZa shall take all action necessary so that the managers of ZaZa shall consist of equal numbers of representatives of Toreador and ZaZa as designated by Toreador and ZaZa, until their respective successors are duly elected and qualified or designated, as applicable. Toreador shall cause all officers and the members of its Board of Directors to tender his or her resignation as an officer or director of Toreador to be effective as of the Effective Time. ZaZa shall cause all of its managers to tender his or her resignation as a manager of ZaZa to be effective as of the Effective Time.

Section 2.06  Company Post-Merger Operations.

(a) Prior to the Closing, Toreador and ZaZa shall take, and shall cause the Company to take, all requisite action so that, at the Effective Time, the Board of Directors of the Company shall be comprised of two (2) directors designated by Toreador (collectively, the “Toreador Directors”) and seven (7) directors designated by ZaZa (collectively, the “ZaZa Directors”, and together with the Toreador Directors, the “Initial Directors”). From and after the Effective Time, each of the Initial Directors so designated shall serve as a director of the Company until such person’s successor shall be elected and qualified or such person’s earlier death, resignation or removal in accordance with the Company Certificate of Incorporation and the Company Bylaws.

(b) The Board of Directors of the Company shall elect all officers of the Company as required by the DGCL or as the Board of Directors of the Company determines to be appropriate in accordance with the Company Bylaws.

(c) From and after the Effective Time, the Company’s corporate name shall be ZaZa Energy Corporation. Within six months after the Effective Time, all Subsidiaries of the Company will be renamed as appropriate.

(d) From and after the Effective Time, the corporate headquarters of the Company shall be located in Houston, Texas, until otherwise determined by the Board of Directors of the Company.

ARTICLE 3

Conversion of Securities

Section 3.01  Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Toreador Merger and without any action on the part of any party hereto or any holder of shares of Toreador Common Stock, or any capital stock of Thor Merger Sub, the following shall occur:

(i) Each share of Toreador Common Stock that is owned by the Company, Toreador or ZaZa or any of their respective Subsidiaries (as defined in Section 9.09(h)) immediately prior to the Effective Time shall automatically be canceled and extinguished and shall cease to exist (“Excluded Toreador Shares”), and no consideration shall be delivered in exchange therefor.

(ii) Each issued and outstanding share of Toreador Common Stock (other than shares of Toreador Common Stock to be canceled in accordance with Section 3.01(a)(i)) shall be converted into the right to receive one (1) share of Company Common Stock (the “Toreador Exchange Ratio”). As of the Effective Time, all such shares of Toreador Common Stock shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and each holder of such shares of Toreador Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Company Common Stock to be issued in consideration therefor in accordance with Section 3.02, and any dividends or other distributions to which holders of Toreador Common Stock become entitled in accordance with this Article 3, in each case without interest thereon. All restricted shares of Toreador Common Stock (“Toreador Restricted Shares”) then outstanding under the stock option and equity incentive award plans of Toreador and its Subsidiaries (the “Toreador Stock Plans”) shall, in accordance with the terms thereof, vest at the Effective Time and be subject to this Section 3.01(a)(ii) as shares of Toreador Common Stock.

(iii) Each share of common stock of Thor Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of Surviving Toreador Common Stock.

(b) At the Effective Time, by virtue of the ZaZa Contribution and upon execution and delivery of the ZaZa Transfer Documents and delivery to the Company of the ZaZa Membership Interests, the Company shall deliver to each Member in exchange for such Member’s ZaZa Membership Interests and, as applicable, shares of Lara Sub, (i) an amount of cash, and/or a Note having an initial principal amount, equal in the aggregate to $16,666,666.67 less the sum of (I) one-third of the Profits Interests Consideration, and (II) one third of the amount of any Pre-Closing Distributions, as such aggregate amount may be adjusted in accordance with the terms of the Contribution Agreement, and (ii) subject to Section 3.02(e), a certificate representing one-third of the number of shares of Company Common Stock constituting the ZaZa Share Consideration. In the event of the delivery of Notes under this paragraph (b), the Company shall also execute and deliver to the Members Security Agreement/Pledges and take such actions as are necessary to provide to the Members a perfected security interest in the collateral thereunder.

(c) Immediately after the Effective Time, each of Toreador Surviving Corporation and ZaZa shall sell to the Company, and the Company shall purchase from each of Toreador Surviving Corporation and ZaZa, all of the shares of Company Common Stock then held by Toreador Surviving Corporation and ZaZa, for an amount in cash equal to the aggregate par value of all such shares of Company Common Stock (the “Recontribution”).

(d) The Board of Directors of Toreador (or the applicable committee of the Board of Directors of Toreador that has the authority with respect to stock options) shall take all action necessary so that, at the Effective Time, all options to acquire shares of Toreador Common Stock (“Toreador Options”) then outstanding under the Toreador Stock Plans shall be canceled and extinguished. No holder of Toreador Options shall have any rights under the Toreador Stock Plans or such Toreador Options to acquire any securities of the Company or Toreador Surviving Corporation.

(e) Concurrently with the execution of this Agreement, the four (4) holders of net profit interests (the “ZaZa Profits Interests”) in ZaZa are entering into a net profits interest contribution agreement with the Company (the “Net Profits Interests Contribution Agreement”) in the form of Exhibit H pursuant to which each holder of ZaZa Profits Interests shall contribute their ZaZa Profits Interests to the Company immediately following the Effective Time (the “Net Profits Interests Contribution”).

(f) At the closing under the Net Profits Interests Contribution Agreement, by virtue of the Net Profits Interests Contribution, the Company shall deliver to the holders of ZaZa Profits Interests cash representing the Profits Interests Consideration. The managers of ZaZa shall take all action necessary so that, following the consummation of the Net Profits Interests Contribution, all ZaZa Profits Interests shall be canceled and extinguished and shall thereafter cease to exist.

(g) The Company and Toreador shall take such action prior to the Closing as may be necessary to provide for the convertibility of the 8.00%/7.00% Convertible Notes (as defined below) into Company Common Stock, subject to the terms of the Indenture (as defined below). “Indenture” means the Indenture, dated as of February 1, 2010, between Toreador and The Bank of New York Mellon Trust Company, N.A., as trustee. “8.00%/7.00% Convertible Notes” shall mean Toreador’s 8.00%/7.00% Convertible Senior Notes due 2025 issued pursuant to the Indenture.

(h) In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Toreador Common Stock in connection with the Toreador Merger.

Section 3.02  Exchange of Certificates.

(a) Prior to the Effective Time, the Company will appoint a bank or trust company jointly selected by Toreador and ZaZa to act as exchange agent (the “Exchange Agent”). Promptly after the Effective Time, the Company shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Toreador Common Stock, for exchange in accordance with this Article 3, certificates or non-certificated book entries representing the shares of Company Common Stock to be issued pursuant to Section 3.01(a) in exchange for outstanding shares of Toreador Common Stock (such certificates, whether represented in certificated or non-certificated book-entry form, as applicable, the “Company Certificates”). In addition, the Company shall make available to the Exchange Agent from time to time funds necessary for payments of cash in lieu of fractional shares pursuant to Section 3.02(e) or to pay dividends or distributions pursuant to Section 3.02(c). The Company Certificates and cash deposited with the Exchange Agent are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Company shall cause the Exchange Agent to mail to each holder of record of one or more certificates (such certificates, the “Certificates”) representing shares of Toreador Common Stock (other than Excluded Toreador Shares): (A) a letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Toreador and ZaZa may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for Company Certificates and cash in lieu of fractional shares, if any. Upon surrender of a Certificate representing shares of Toreador Common Stock for cancellation to the Exchange Agent together with a Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a Company Certificate representing that number of whole shares of Company Common Stock, as determined by the Toreador Exchange Ratio, in respect of the Certificate surrendered pursuant to the provisions of this Article 3, together with a check for the cash to be paid in lieu of fractional shares, if any, after giving effect to any required withholding Tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares, if any, payable to holders of Certificates. In the event of a transfer of ownership of shares of Toreador Common Stock which is not registered in the transfer records of Toreador, a Certificate representing the proper number of shares of Company Common Stock, together with a check for the cash to be paid in lieu of fractional shares, if any, shall be issued to such transferee if the Certificate representing such Toreador Common Stock, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not payable. Promptly after the Effective Time, the Company shall cause the Exchange Agent to mail to each holder of record of shares of Toreador Common Stock represented by book-entry on the records of Toreador or Toreador’s transfer agent (“Book-Entry Shares”) (other than Excluded Toreador Shares), on behalf of the Company, notice that such holder has become the holder of record of the number of shares of Company Common Stock into which such Book-Entry Shares shall have been converted pursuant to Section 3.01(a)(ii), together with a check for the cash to be paid in lieu of fractional shares, if any, after giving effect to any required withholding Tax.

(c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to the shares of Company Common Stock with a record date after the Effective Time shall be paid with respect to the shares of Toreador Common Stock represented by any Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of Applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Company Certificates representing whole shares of Company Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions on shares of Company Common Stock with a record date after the Effective Time and theretofore payable with respect to such whole shares of Company Common Stock and not paid, less the amount of any withholding Taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender, payable with respect to such whole shares of Company Common Stock, less the amount of any withholding Taxes which may be required thereon.

(d) At or after the Effective Time, there shall be no transfers on the stock transfer books of Toreador Surviving Corporation of the shares of Toreador Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Company or Toreador Surviving Corporation, the presented Certificates shall be canceled and exchanged for Company Certificates and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 3.

(e) No fraction of a share of Company Common Stock will be issued, but in lieu thereof each holder of shares of Toreador Common Stock or, any Member entitled to receive a fraction of a share of Company Common Stock will be entitled to receive, in accordance with the provisions of this Section 3.02(e), from the Exchange Agent or the Company an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Toreador Common Stock held at the Effective Time by such holder) by (ii) the closing price of a share of Toreador Common Stock on the NASDAQ National Market (“NASDAQ”) on the last full trading day prior to the Effective Time.

(f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Company Common Stock) that remains unclaimed by the former stockholders of Toreador twelve months after the Effective Time shall be delivered to the Company. Any former stockholder of Toreador who has not theretofore complied with this Article 3 shall thereafter look only to the Company for payment of their shares of Company Common Stock or cash in lieu of fractional shares and unpaid dividends and distributions on Company Common Stock deliverable in respect of each Certificate such former stockholder holds as determined pursuant to this Agreement.

(g) None of the Company, Toreador Surviving Corporation, ZaZa, the Exchange Agent or any other person shall be liable to any former holder of shares of Toreador Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. If any Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any shares of Company Common Stock and any cash payable to the holder of such Certificate pursuant to this Article 3 would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 4.05)), any such shares of Company Common Stock and any such cash shall, to the extent permitted by Applicable Law, become the property of the Company, free and clear of all claims or interest of any person previously entitled thereto.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such person of a bond in such reasonable amount as the Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Company Common Stock and cash in lieu of fractional shares, if any, and unpaid dividends and distributions on shares of Company Common Stock deliverable in respect thereof pursuant to this Agreement.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Company on a daily basis; provided, that no such investment or loss thereon shall affect the amounts payable in respect of Toreador Common Stock pursuant to Article 2 and the other provisions of this Article 3. Any interest and other income resulting from such investments shall promptly be paid to the Company.

Section 3.03  Adjustment of the Toreador Exchange Ratio.  If Toreador changes the number of shares of Toreador Common Stock issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination or exchange of shares or other similar transaction, in each case only to the extent permitted by Section 6.01, and the record date for such an event is on or subsequent to the date of this Agreement but prior to the Effective Time, the Toreador Exchange Ratio, and other items dependent thereon shall be appropriately adjusted to provide the holders of Toreador Common Stock, as the case may be, the same economic effect as contemplated by this Agreement prior to such event.

Section 3.04  Rule 16b-3 Approval.  Prior to the Effective Time, Toreador and the Company, and their respective Boards of Directors or committees thereof, shall take all actions necessary or appropriate to cause any dispositions of Toreador Common Stock (including derivative securities with respect to Toreador Common Stock) or acquisitions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated hereby by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in no-action letters issued by the Securities and Exchange Commission (the “SEC”) in similar transactions.

Section 3.05  Withholding.  Each of Toreador Surviving Corporation, ZaZa, the Company, any Subsidiary thereof and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable under this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any other provision of U.S. federal, state, local or foreign Tax laws. Any such withheld amounts (i) shall be remitted by Toreador Surviving Corporation, ZaZa, the Company, any Subsidiary thereof or the Exchange Agent, as the case may be, to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 4

Representations and Warranties of Toreador

Except (i) as set forth in the applicable section of the disclosure letter delivered by Toreador to ZaZa on the date of this Agreement (the “Toreador Disclosure Letter”) (it being agreed that any information disclosed in a section of the Toreador Disclosure Letter with respect to a corresponding Section of this Agreement shall be deemed to have been disclosed with respect to any other Section of this Agreement to the extent the applicability thereto is reasonably apparent from the face of the disclosure), or (ii) other than with respect to Sections 4.01 and 4.03, as disclosed in reasonable detail in the Toreador Reports (as defined in Section 4.07(a)) (excluding the exhibits thereto) filed by Toreador with the SEC between December 31, 2010 and the date two Business Days prior to the date hereof (other than in any “risk factor” section of the Toreador Reports, any disclosures in any section of the Toreador Reports designated as relating to forward-looking statements or any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), Toreador hereby represents and warrants to ZaZa as follows:

Section 4.01  Existence; Good Standing; Corporate Authority.  Toreador is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Toreador is duly qualified to do business as a foreign corporation and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect (as defined in Section 9.09(g)). Toreador has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of Toreador’s certificate of incorporation and by-laws previously made available to ZaZa are true and correct and contain all amendments as of the date hereof.

Section 4.02  Authorization, Validity and Effect of Agreements.  Toreador has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is or will be a party. The consummation by Toreador of the transactions contemplated hereby has been duly authorized by all requisite corporate action, other than, with respect to the Toreador Merger, the approval and adoption of this Agreement by Toreador’s stockholders. This Agreement constitutes the valid and legally binding obligation of Toreador, enforceable against Toreador in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 4.03  Capitalization.

(a) The authorized capital stock of Toreador consists of 50,000,000 shares of Toreador Common Stock, and 4,000,000 shares of preferred stock, par value $1.00 per share, of Toreador (“Toreador Preferred Stock”). As of June 30, 2011, (i) there were 26,046,644 shares of Toreador Common Stock (including Toreador Restricted Shares) issued and outstanding and no shares of Toreador Preferred Stock issued and outstanding, (ii) 721,027 shares of Toreador Common Stock were held in treasury, (iii) 57,950 shares of Toreador Common Stock were reserved for issuance upon exercise of the outstanding Toreador Options. After June 30, 2011, Toreador has not issued shares of Toreador Preferred Stock, has not issued any shares of Toreador Common Stock other than grants of Toreador Restricted Shares, upon conversion of the 8.00%/7.00% Convertible Notes or upon exercise of outstanding Toreador Options, and has not granted any Toreador Options. All issued and outstanding shares of Toreador Common Stock (i) are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) were not issued in violation of the terms of any agreement or other understanding binding upon Toreador and (iii) were issued in compliance with the certificate of incorporation and by-laws of Toreador and all applicable federal and state securities laws, rules and regulations.

(b) Other than the 8.00%/7.00% Convertible Notes and the Toreador Options, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Toreador or any of its Subsidiaries is a party obligating Toreador or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Toreador or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement or (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests (including securities or obligations convertible into or exchangeable or exercisable for any shares of capital stock).

(c) There are no stockholder agreements, voting trusts or other agreements or understandings to which Toreador or any of its Subsidiaries is a party or of which Toreador is otherwise aware with respect to the voting of the capital stock or other equity interest of Toreador or any of its Subsidiaries.

(d) A complete and correct list of all the outstanding Toreador Restricted Shares and the Toreador Options granted under the Toreador Stock Plans and the names of the holders thereof as of the date hereof has been previously provided to ZaZa, and Toreador will promptly provide after any grant of Toreador Restricted Shares made after the date hereof (and in any case will so provide prior to Closing) a complete and correct list of all such grants and the names of the holders thereof. Toreador has not knowingly granted, and there is no and has been no Toreador policy or intentional practice to grant, Toreador Options prior to, or otherwise intentionally coordinated the grant of Toreador Options with, the release of material information regarding Toreador or its Subsidiaries.

Section 4.04  Significant Subsidiaries.  For purposes of this Agreement, “Significant Subsidiary” shall mean significant subsidiary as defined in Rule 1-02 of Regulation S-X of the SEC. Each of Toreador’s Significant Subsidiaries is a corporation, limited liability company, société par actions simplifiées or société en commandite simple duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the corporate, limited liability company, société par actions simplifiées or société en commandite or similar power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of Toreador’s Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, are owned, directly or indirectly, by Toreador free and clear of all liens, pledges, security interests, claims, preferential purchase rights or other rights, interests or encumbrances (“Liens”). There are no existing options, rights of first refusal, conversion rights, preemptive rights, calls, puts, commitments, arrangements or obligations of any character, including voting agreements, proxies or similar arrangements relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Subsidiary of Toreador. Toreador does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity that directly or indirectly conducts any activity which is material to Toreador and its Subsidiaries taken as a whole. The copies of Toreador’s Subsidiaries’ certificates of incorporation, by-laws and similar governing documents previously made available to ZaZa are true and correct and contain all amendments as of the date hereof. Exhibit 21.1 to Toreador’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC prior to the date hereof sets forth for each Significant Subsidiary of Toreador, its name and jurisdiction of incorporation or organization.

Section 4.05  No Violation.  Neither Toreador nor any of its Subsidiaries is, or has received notice or is otherwise aware that it would be with the passage of time, in violation of any term, condition or provision of (a) the certificate of incorporation or by-laws of Toreador, (b) the certificate of incorporation, by-laws or comparable governing documents of any Subsidiary of Toreador, (c) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, joint venture, lease, license, franchise, Toreador Permit (as defined below) or other instrument or (d) any order of any court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a “Governmental Authority”) or law, rule or regulation to which Toreador or any of its Subsidiaries or any of their respective properties or assets is subject, or is delinquent with respect to any report required to be filed with any Governmental Authority, except, in the case of matters described in clauses (c) or (d), as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect. Toreador and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses (the “Toreador Permits”), except where the failure so to hold would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect. Toreador and its Subsidiaries are in compliance with the terms of the Toreador Permits, except where the failure so to comply would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect. No investigation by any Governmental Authority with respect to Toreador or any of its Subsidiaries is pending or, to the knowledge of Toreador, threatened, other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

Section 4.06  No Conflict.

(a) Neither the execution and delivery by Toreador of this Agreement nor the consummation by Toreador of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of or create any rights in favor of any other party under the certificate of incorporation or by-laws of Toreador; (ii) conflict with or result in a breach of any provisions of or create any rights in favor of any other party under the certificate of incorporation, by-laws or similar governing documents of any Subsidiary of Toreador; (iii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Toreador or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Toreador or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, Toreador Permit, lease, contract, agreement, joint venture or other instrument or obligation to which Toreador or any of its Subsidiaries is a party, or by which Toreador or any of its Subsidiaries or any of their properties is bound or affected; or (iv) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Toreador or any of its Subsidiaries, except, in the case of matters described in clauses (iii) or (iv), as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

(b) Neither the execution and delivery by Toreador of this Agreement nor the consummation by Toreador of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Authority, other than (i) the filings provided for in Article 2 and (ii) filings, consents, approvals and authorization required under applicable foreign competition or antitrust laws, the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”) or other applicable U.S. state securities and “blue sky” laws or the rules of NASDAQ or Professional Segment of NYSE Euronext Paris or Article 43 of Decree 2006-648 with the French Bureau of Exploration and Production of Hydrocarbons (the “BEPH”) ((i) and (ii) collectively, the “Toreador Regulatory Filings”), and listing on NASDAQ of the Company Common Stock to be issued in the Toreador Merger and ZaZa Contribution, or pursuant to stock options or convertible or exchangeable securities of Toreador or ZaZa, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not prevent or materially delay the consummation of the Toreador Merger or the ZaZa Contribution or otherwise prevent Toreador from performing its obligations under this Agreement and would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

(c) Other than as contemplated by Section 4.06(b), no consents, assignments, waivers, authorizations or other certificates are necessary in connection with the transactions contemplated hereby to provide for the continuation in full force and effect of all of the Toreador Material Contracts or leases or for Toreador to consummate the transactions contemplated hereby, except where the failure to receive such consents, assignments, waivers, authorizations or other certificates would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

Section 4.07  SEC Documents.

(a) Since December 31, 2009, Toreador has filed all forms, reports and documents with the SEC that have been required to be filed by it under Applicable Laws prior to the date hereof, and Toreador will timely file prior to the Effective Time all forms, reports and documents with the SEC that are required to be filed by it under Applicable Laws prior to such time (all such forms, reports and documents, together with all exhibits and schedules thereto, the “Toreador Reports”). Each of the consolidated balance sheets included in or incorporated by reference into the Toreador Reports (including related notes and schedules) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the consolidated financial position of Toreador and its Subsidiaries (or such entities as indicated in such balance sheet) as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Toreador Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Toreador and its Subsidiaries (or such entities as indicated in such balance sheet) for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of Toreador and its Subsidiaries included in the most recent Toreador Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, as of the date of such balance sheet, neither Toreador nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Toreador or in the notes thereto prepared in accordance with GAAP consistently applied, other than liabilities or obligations which would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of the last such amendment or superseding filing) (i) each Toreador Report complied, or will comply, as the case may be, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended, or any successor statute, rules or regulations thereto (“Sarbanes-Oxley Act”) and the Dodd-Frank Act of 2010, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date such Toreador Report was or will be filed, and (ii) each Toreador Report did not, and will not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. True and correct copies of all Toreador Reports filed prior to the date hereof have been furnished to ZaZa or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Toreador has delivered or made available to ZaZa complete and correct copies of all material correspondence between the SEC, on the one hand, and Toreador, on the other hand, occurring since December 31, 2009. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Toreador Reports. To the knowledge of Toreador, as of the date hereof, none of the Toreador Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. None of Toreador’s Subsidiaries is required to file any forms, reports, registrations, statements or other documents with the SEC. No executive officer of Toreador has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Toreador Report, except as disclosed in certifications filed with the Toreador Reports. Neither Toreador nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. Except as previously disclosed in the Toreador Reports since the enactment of the Sarbanes-Oxley Act, Toreador and each of its officers and, to the knowledge of Toreador, each of its directors, have been and are in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder and (B) the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 4.08  Litigation.  There are no actions, suits or proceedings pending against Toreador or any of its Subsidiaries or, to Toreador’s knowledge, threatened against Toreador or any of its Subsidiaries, at law or in equity, or before or by any Governmental Authority, that would reasonably be expected to have, individually or in the aggregate, a Toreador Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against Toreador or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

Section 4.09  Absence of Certain Changes.  Since December 31, 2010, each of Toreador and its Subsidiaries has conducted their business according to their usual, regular and ordinary course consistent with past practice and there has not been any event that has had or would be reasonably expected to have, individually or in the aggregate, a Toreador Material Adverse Effect. Without limiting the generality of the foregoing, since December 31, 2010, neither Toreador nor any of its Subsidiaries has taken any action (or has failed to take any action) that would require the consent of ZaZa under Section 6.01 if taken (or failed to be taken) after the date of this Agreement and prior to the Effective Time.

Section 4.10  Taxes.

(a) Each of Toreador, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which Toreador or any of its Subsidiaries is a member has (i) duly filed (or there has been filed on its behalf) on a timely basis (taking into account any extensions of time to file on or before the date hereof) with appropriate Governmental Authorities all Tax Returns (as defined below) required to be filed at or before the Effective Time by or with respect to it and all such Tax Returns are complete and accurate in all respects and were prepared in compliance with all Applicable Laws, except to the extent that any failure to file would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect, (ii) duly paid or deposited in full on a timely basis or made adequate provisions in accordance with GAAP (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of all Taxes required to be paid by it at or before the Effective Time other than those being contested in good faith by Toreador or any of its Subsidiaries and except to the extent that any failure to pay or deposit or make adequate provision for the payment of such Taxes would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect and (iii) has timely collected or withheld all Taxes that Toreador or such respective Subsidiary has been required to collect or withhold, as applicable, and has timely paid, or will timely pay, such amounts to the proper Governmental Authority when due, except to the extent that any failure to make such withholding would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect. Neither Toreador nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return.

(b) (i) As of the date of this Agreement, there are no audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters, in each case, pending or, to the knowledge of Toreador, threatened, except to the extent as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect; (ii) except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any other examinations of Toreador and its Subsidiaries by any taxing authority have been paid fully, settled or adequately provided for in the financial statements included in the Toreador Reports; (iii) as of the date hereof, neither Toreador nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Tax Return of Toreador or any of its Significant Subsidiaries that will be outstanding as of the Effective Time; (iv) neither Toreador nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect; (v) there are no Liens for Taxes on any assets of Toreador or its Subsidiaries except for Taxes not yet currently due, with respect to matters being contested by Toreador in good faith for which adequate reserves are reflected in the financial statements and those that would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect; (vi) neither Toreador nor any of its Subsidiaries has received notice in writing of any claim made by any Governmental Authority in a jurisdiction where Toreador or such Subsidiary does not file Tax Returns that Toreador or such Subsidiary is or may be subject to taxation by that jurisdiction, except to the extent as would not, individually or in the aggregate, reasonably be expect to have a Toreador Material Adverse Effect; (vii) neither Toreador nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2), except to the extent that such participation would not, individually or in the aggregate, reasonably be expect to have a Toreador Material Adverse Effect; (viii) neither Toreador nor any of its Subsidiaries has any liability for Taxes of any Person (other than Toreador or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign law), except to the extent as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect and (ix) neither Toreador nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount that would constitute a “parachute payment” within the meaning of Section 280G of the Code.

For purposes of this Agreement, (i) “Tax” or “Taxes” means all United States federal, state, county, local, foreign or other net income, gross income, gross receipts, estimated, alternative minimum, add on minimum, registration, value added, natural resources, environmental, social security, sales, use, ad valorem, transfer, accumulated earnings, personal holding, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) in respect of the foregoing, and (ii) “Tax Returns” means any return, report, information return, form, declaration, property rendition statement or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax, including any attachments, amendment, or supplements thereto.

(c) Neither Toreador nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Effective Time;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Effective Time;

(iii) installment sale or open transaction disposition made on or prior to the Effective Time;

(iv) prepaid amount received on or prior to the Effective Time; or

(v) election under Section 108(i) of the Code.

(d) Neither Toreador nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(e) Neither Toreador nor any of its Subsidiaries has received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

Section 4.11  Employee Benefit Plans.  For purposes of this Section 4.11, Toreador’s Subsidiaries shall include any enterprise which, with Toreador, forms a controlled group of corporations, a group of trades or business under common control or an affiliated service group, within the meaning of Section 414(b), (c) or (m) of the Code. All employee benefit plans, programs, arrangements and agreements covering active, former or retired employees, consultants, independent contractors or directors of Toreador or its Subsidiaries which provide material benefits to such employees (other than any plans, programs, arrangements or agreements that provide benefits to such employees as required by applicable French law) are listed in Section 4.11 of the Toreador Disclosure Letter (the “Toreador Plans”). Toreador has made available to ZaZa true, complete and correct copies of each Toreador Plan, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (a) each Toreador Plan has been maintained and administered in material compliance with its terms and Applicable Law and is, to the extent required by Applicable Law or Contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (b) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and Applicable Law; (c) each Toreador Plan that is required or intended to be qualified under Applicable Law (including Section 401(a) of the Code) or registered or approved by a Governmental Authority is the subject of a favorable determination letter issued by the appropriate Governmental Authority or has otherwise been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last determination letter, qualification, registration or approval, as applicable, to adversely affect or cause the appropriate Governmental Authority to revoke such qualification, registration or approval; (d) to the extent applicable, the Toreador Plans comply, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and any other applicable Tax act and other laws; (e) no Toreador Plan is covered by Title IV of ERISA or Section 412 of the Code and Toreador and its Subsidiaries have never maintained an employee benefit plan that was subject to Title IV of ERISA or Section 412 of the Code; (f) there are no pending or anticipated material claims against or otherwise involving any of the Toreador Plans (other than routine claims brought for benefits) and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Toreador Plan activities) has been brought against or with respect to any Toreador Plan; (g) all material contributions, reserves or premium payments required to be made as of the date hereof to the Toreador Plans have been made or provided for; (h) neither Toreador nor any of its Subsidiaries has incurred or reasonably expects to incur any liability under subtitle C or D of Title IV of ERISA with respect to any “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Toreador or any of its Subsidiaries; (i) neither Toreador nor any of its Subsidiaries has incurred or reasonably expects to incur any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any “multi-employer plan” within the meaning of Section 4001(a)(3) of ERISA; (j) neither Toreador nor any of its Subsidiaries has any material obligations for retiree health and life or other employee welfare benefits under any Toreador Plan or otherwise; (k) there have been no “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Toreador Plan that would result in any material liability to Toreador, any of its Subsidiaries or any Toreador Plan; (l) there have been no acts or omissions by Toreador or any of its Subsidiaries which have given rise to or may give rise to fines, penalties, Taxes or related charges under Section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code that would result in any material liability to Toreador, any of its Subsidiaries or any Toreador Plan; and (m) the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, former employee, director or independent contractor of Toreador or any of its Subsidiaries to severance pay or forgiveness of Indebtedness (as defined in Section 9.09(e)) or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation, requirement or restriction pursuant to, any Toreador Plan. With respect to all employee benefit plans, programs, arrangements, agreements and contracts which provide material benefits to active, former or retired employees, consultants, independent contractors or directors of Toreador and its Subsidiaries that are maintained by Toreador and/or its Subsidiaries that are subject to the law of any jurisdiction outside of the United States (“Toreador Foreign Plans”), such Toreador Foreign Plans (i) have been established and maintained in accordance with all applicable requirements; (ii) if they are intended to qualify for special Tax treatment, meet all necessary requirements for such treatment; and (iii) if they are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with Applicable Law.

Section 4.12  Labor Matters.

(a) Except for the industry-specific collective bargaining agreement applicable to the employees of Toreador and its Subsidiaries pursuant to the Applicable Laws of France, neither Toreador nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.

(b) Neither Toreador nor any of its Subsidiaries is subject to a dispute, strike or work stoppage, lockout or other labor controversy and to the knowledge of Toreador, no such activity is threatened except, in any such case, as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

(c) To Toreador’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Toreador or any of its Subsidiaries except for those the formation of which would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

(d) Toreador and its Subsidiaries are in compliance in all material respects with all Applicable Laws respecting employment and employment practices, harassment, discrimination, retaliation, terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings, compensation and benefits, wages and hours, proper classification of employee and independent contractors, and the payment of social security and other Taxes.

(e) Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect, (i) neither Toreador nor any of its Subsidiaries has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any Applicable Law with respect to the employment of individuals by, or the employment practices of, Toreador or any of its Subsidiaries or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against Toreador or any of its Subsidiaries pending or, to Toreador’s knowledge, threatened, before any Governmental Authority by or concerning the employees working in their respective businesses.

Section 4.13  Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect: (i) Toreador and each of its Subsidiaries are and have been in compliance in all respects with all applicable Environmental Laws (as defined in Section 4.13(b)(ii)); (ii) Toreador and each of its Subsidiaries have obtained all Environmental Permits (as defined in Section 4.13(b)(iii)) necessary for their operations as currently conducted and are in compliance with all such Environmental Permits, have applied for issuance or reissuance of Environmental Permits in a timely fashion, and have no knowledge of any reason that would preclude renewal, issuance or reissuance of Environmental Permits; (iii) there are no Environmental Claims pending or, to the knowledge of Toreador, threatened against Toreador or any of its Subsidiaries;

(iv) neither Toreador nor any of its Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Authority or third party imposing any liability or obligation on Toreador or any of its Subsidiaries under any Environmental Law; (v) neither Toreador nor any of its Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim against, or any liability under any Environmental Law on, Toreador or any of its Subsidiaries; and (vi) Toreador has delivered, or made available to ZaZa, copies of any environmental assessments, reports, audits, studies, analyses, tests or monitoring possessed by, or reasonably available to, Toreador or any of its Subsidiaries pertaining to compliance with, or liability under, Environmental Laws relating to Toreador or any of its Subsidiaries, the Toreador Facilities, any real property formerly owned, leased or operated by Toreador or any of its Subsidiaries.

(b) For purposes of this Agreement:

(i) “Environmental Claims” means, in respect of any Person, any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, claims, liens, proceedings or notices of noncompliance or violation by any Governmental Authority or other third party, alleging (i) liability with respect to the potential presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, (ii) indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of, or exposure to, any Hazardous Materials, or (iii) any other liability arising under Environmental Laws.

(ii) “Environmental Laws” means all applicable federal, state, local and foreign laws (including international conventions, protocols and treaties), common law, rules, regulations, published and legally binding guidance documents, ordinances, orders, decrees, judgments, binding agreements or Environmental Permits issued, promulgated or entered into, by or with any Governmental Authority, relating to pollution, contamination, Hazardous Materials, natural resources, protection of the environment or human health or safety.

(iii) “Environmental Permits” means all permits, licenses, registrations and other governmental authorizations required under applicable Environmental Laws.

(iv) “Hazardous Materials” means (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, toxic molds, or radon; or (iii) any other substance that is the subject of regulatory action, or that could give rise to liability, under any Environmental Laws.

(v) “Release” means any spilling, leaking, pumping pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing, dispersing, leaching, or migrating into, onto, or through the environment or within or upon any building, structure, facility or fixture.

(vi) “Toreador Facilities” means all real property owned, leased, or operated by Toreador or any of its Subsidiaries and any buildings, facilities, machinery, equipment, furniture, leasehold and other improvements, fixtures, vehicles, structures, any related capital items and other tangible property located on, in, under, or above such real property of Toreador or any of its Subsidiaries.

Section 4.14  Intellectual Property.  Toreador and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, free and clear of Liens, except where the failure to own or possess such licenses and other rights would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing except as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect. Except in the ordinary course of business, neither Toreador nor any of its Subsidiaries has granted to any other person any license to use any of the foregoing. The conduct of Toreador’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others except as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to Toreador or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

Section 4.15  Title to Properties.

(a) Except for goods and other property sold, used or otherwise disposed of since December 31, 2010 in the ordinary course of business for fair value, Toreador or its Subsidiaries has (i) good and defensible title for oil and gas purposes to all of the Oil and Gas Interests reflected in the Toreador Reserve Report and in the consolidated financial statements of Toreador and its Subsidiaries dated as of December 31, 2010 and (ii) good and marketable title to all its or its Subsidiaries’ other assets, real and personal, reflected in the December 31, 2010 consolidated financial statements of Toreador and its Subsidiaries, in each case free and clear of any Lien, except: (A) Liens reflected in the consolidated balance sheet of Toreador and its Subsidiaries as of December 31, 2010; (B) Liens for current Taxes not yet due and payable; (C) such imperfections of title, easements and Liens as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect; and, (d) solely with respect to the assets referred to in clause (i) above, Production Burdens. For the purposes of this Agreement, “good and defensible title” means title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably and “Production Burdens” means all royalty interests, overriding royalty interests, production payments, net profits interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Authorities.

(b) Section 4.15(b)(i) of the Toreador Disclosure Letter sets forth, as of the date hereof, Toreador’s and its Subsidiaries’ average net revenue interests (working interest less Production Burdens) on an 8/8ths basis in the Toreador Wells. Section 4.15(b)(ii) of the Toreador Disclosure Letter set forth, as of the date hereof, Toreador’s and its Subsidiaries’ average lessor royalty burden with respect to leases entered into or renewed by Toreador or any of its Subsidiaries since December 31, 2009 in each of Toreador and its Subsidiaries’ shale plays.

(c) All leases and other agreements pursuant to which Toreador or any of its Subsidiaries leases or otherwise acquires or obtains operating rights affecting any real or personal property are in good standing, valid, and effective, and there is not, under any such leases or agreements, any existing or prospective default or event of default or event which, with notice or lapse of time, or both, would constitute a default by Toreador or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

(d) All major items of operating equipment of Toreador and its Subsidiaries are in good operating condition and in a state of reasonable maintenance and repair (ordinary wear and tear excepted), except as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect.

Section 4.16  Insurance.  Toreador and its Subsidiaries maintain insurance coverage reasonably adequate for the operation of their respective businesses (taking into account the cost and availability of such insurance).

Section 4.17  No Brokers.  Toreador has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Toreador, the Company or ZaZa to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Toreador has retained RBC Capital Markets to provide financial advice with respect to the Combination and to render the opinion referred to in Section 4.18. Toreador’s arrangements with such investment banks have been disclosed in writing to ZaZa prior to the date hereof.

Section 4.18  Opinion of Financial Advisor.  The Board of Directors of Toreador has received the written opinion of RBC Capital Markets to the effect that, as of the date of this Agreement, the Toreador Exchange Ratio is fair, from a financial point of view, to the holders of Toreador Common Stock, a copy of which opinion will be made available to ZaZa promptly following receipt thereof.

Section 4.19  Toreador Board Recommendation.  The Board of Directors of Toreador has, by unanimous vote of those directors present at a meeting duly called and held at which a quorum was present, and not subsequently rescinded or modified (subject to Section 6.03(b)): (a) approved the execution and delivery of this Agreement and the transactions contemplated hereby; (b) determined that this Agreement and the transactions contemplated hereby are in the best interests of the stockholders of Toreador and declared the advisability of this Agreement; and (c) recommended that such stockholders vote to approve and adopt this Agreement and the transactions contemplated hereby and directed that such matter be submitted for consideration by Toreador’s stockholders at a meeting of Toreador’s stockholders.

Section 4.20  Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of Toreador Common Stock, voting as a single class, at a meeting at which a quorum is present is the only vote of the holders of any class or series of Toreador capital stock necessary to approve this Agreement, the Toreador Merger and the transactions contemplated hereby.

Section 4.21  Certain Approvals.  Toreador’s Board of Directors has taken any and all necessary and appropriate action to render inapplicable to the Combination and the transactions contemplated by this Agreement the provisions of Section 203 of the DGCL. No other state takeover statute is applicable to this Agreement, the Toreador Merger or the other transactions contemplated hereby.

Section 4.22  Relationships with Related Parties.

(a) No officer or director of Toreador or any of its Subsidiaries or any Affiliate of any of the foregoing, (a) has any interest in any property (real, personal, or mixed and whether tangible or intangible), used in or pertaining to the business of Toreador or any of its Subsidiaries as currently conducted or contemplated to be conducted or (b) is a party to any Contract (except for employment, stock option, restricted stock and similar agreements, which are filed in the Toreador Reports) with Toreador or any of its Subsidiaries, including with respect to compensation or remuneration to be paid to such officer or director or Affiliate in connection with this Agreement or the transactions contemplated by this Agreement.

(b) Neither Toreador nor any of its Subsidiaries is indebted, directly or indirectly, to any Person who is an Affiliate, officer or director of Toreador or any of its Subsidiaries in any amount whatsoever, other than for salaries for services rendered or reimbursable business expenses, nor is any such Affiliate, officer or director indebted to Toreador or any of its Subsidiaries, except for advances made to employees of Toreador or any of its Subsidiaries in the ordinary course of business consistent with past practice to meet reimbursable business expenses reasonably anticipated to be incurred by such obligor.

Section 4.23  Internal Controls.

(a) Toreador and its Subsidiaries maintain disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act) that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all material information concerning Toreador (including its Subsidiaries) is made known on a timely basis to the chief executive officer and the chief financial officer of Toreador by others within those entities. To the knowledge of Toreador, there has not been any fraud that involves management or other employees who have a significant role in Toreador’s internal controls over financial reporting.

(b) Toreador maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act) designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect its transactions and dispositions of its assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of its financial statements in accordance with GAAP, and that its receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements.

(c) Since December 31, 2010, Toreador has not identified or been made aware of any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Toreador’s ability to record, process, summarize and report financial information of Toreador and its Subsidiaries on a consolidated basis.

(d) Neither Toreador nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract or arrangement relating to any transaction, arrangement or relationship between or among Toreador or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Toreador or any of its Subsidiaries in Toreador’s consolidated financial statements.

Section 4.24  Qualification as a Reorganization for Tax Purposes.  Neither Toreador nor any of its Subsidiaries has taken any action (or failed to take any action) which action or failure would prevent the receipt by Toreador’s stockholders of Company Common Stock in exchange for Toreador Common Stock from qualifying either as a reorganization under Section 368(a) of the Code or, together with the ZaZa Contribution, as a nonrecognition transaction under Section 351 of the Code.

Section 4.25  Certain Contracts.

(a) Except for this Agreement, except as set forth in Section 4.25(a) of the Toreador Disclosure Letter and except as filed or incorporated by reference as an exhibit to the Toreador Reports filed since December 31, 2010, neither Toreador nor any of its Subsidiaries is a party to or bound by any contract that is:

(i) a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) a non-competition agreement or any other agreement or obligation which purports to limit the manner in which, or the localities in which, Toreador or any of its Subsidiaries or Affiliates conduct or may conduct business,

(iii) an agreement providing for the sale by Toreador or any of its Subsidiaries of Hydrocarbons which contains a material “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(iv) a transportation, processing or treating agreement of more than 100 barrels (equivalent) of Hydrocarbons per day;

(v) a Contract that creates a partnership or joint venture or similar arrangement pursuant to which Toreador or any of its Subsidiaries is a party;

(vi) a joint development agreement, exploration agreement, or acreage deduction agreement (excluding, in respect of each of the foregoing, customary joint operating agreements) that is material to the operation of Toreador and its Subsidiaries, taken as a whole);

(vii) a settlement or similar agreement with any Governmental Authority or any order or consent of a Governmental Authority involving future performance by Toreador or any of its Subsidiaries that is material to Toreador and its Subsidiaries taken as a whole; or

(viii) any lease for any Toreador Well.

All Contracts of the type described in this Section 4.25(a) (including those described in Section 4.25(a) of the Toreador Disclosure Letter and those filed or incorporated by reference as an exhibit to the Toreador Reports filed since December 31, 2010) are referred to herein as the “Toreador Material Contracts”).

(b) As of the date of this Agreement, each Toreador Material Contract is in full force and effect, and Toreador and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Toreador Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably expected to have a Toreador Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Toreador Material Adverse Effect, neither Toreador nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Toreador, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Toreador Material Contract or (y) has received written notice of the desire of the other party or parties to any such Toreador Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each Toreador Material Contract is enforceable by Toreador or a Subsidiary of Toreador in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a Toreador Material Adverse Effect.

Section 4.26  Foreign Corrupt Practices Act.  Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect, as of the date of this Agreement:

(a) In connection with Toreador’s and its Subsidiaries’ compliance with the Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”), there have been no voluntary disclosures under the Foreign Corrupt Practices Act.

(b) No Governmental Authority has notified Toreador or any of its Subsidiaries in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act or any other similar Applicable Law.

(c) Neither Toreador nor any of its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Authority and relating to Toreador’s or its Subsidiaries’ compliance with the Foreign Corrupt Practices Act or any other similar Applicable Law, and to Toreador’s knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records by a Governmental Authority.

(d) Neither Toreador nor any of its Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to Toreador’s knowledge, investigation, alleging noncompliance with the Foreign Corrupt Practices Act or any other similar Applicable Law, nor, to Toreador’s knowledge, is there any basis for any such charge, indictment or investigation.

(e) Neither Toreador nor any of its Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Foreign Corrupt Practices Act or any other similar Applicable Law, nor, to Toreador’s knowledge, is there any basis for any such proceeding.

(f) Neither Toreador nor any of its Subsidiaries, nor any of their Affiliates, directors, officers and employees nor any other Person acting on behalf of any of them has made any offer, payment, promise to pay, or authorization for the payment of any money, or any offer, gift, promise to give, or authorization of the giving of anything in value, which would cause Toreador or any of its Subsidiaries, or any of its or their Affiliates, directors, officers or employees or any other Person acting on behalf of any of them, to have violated or be in violation of the Foreign Corrupt Practices Act or any other similar Applicable Law.

Section 4.27  Reserve Report.  Toreador has delivered or made available to ZaZa true and correct copies of all reports requested or commissioned by Toreador or its Subsidiaries and delivered to Toreador or its Subsidiaries in writing estimating Toreador’s and its Subsidiaries’ proved oil and gas reserves prepared by the independent engineering firm Gaffney, Cline & Associates Ltd. (the “Toreador Report Preparer”), concerning the Oil and Gas Interests (as defined below) of Toreador and its Subsidiaries as of December 31, 2010 (the “Toreador Reserve Report”). Except as, individually or in the aggregate, would not be material to Toreador and its Subsidiaries, taken as a whole, the factual, non-interpretative data provided by Toreador to the Toreador Report Preparer in connection with the preparation of the Toreador Reserve Report that was material to the Toreador Report Preparer’s estimates of the oil and gas reserves set forth in the Toreador Reserve Report was, as of the time provided (or as modified or amended prior to the issuance of the Toreador Reserve Report), accurate, and Toreador has no knowledge of any material errors in the assumptions and estimates provided by Toreador to the Toreador Report Preparer in connection with its preparation of the Toreador Reserve Report. To the knowledge of Toreador, the estimates of proved oil and gas reserves provided by Toreador to the Toreador Report Preparer in connection with the preparation of the Toreador Reserve Report were, as of the time provided (or as modified or amended prior to the issuance of the Toreador Reserve Report), prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X promulgated by the SEC. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Toreador Reserve Report that has had or would, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect. For purposes of this Agreement, “Oil and Gas Interests” means direct and indirect interests in and rights with respect to crude oil, natural gas, natural gas liquids and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; Hydrocarbons (as defined below) or revenues therefrom, all Contracts in connection therewith and claims and rights thereto (including all oil and gas leases, production sharing agreements, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. For purposes of this Agreement, “Hydrocarbons” means, with respect to any Person, crude oil, natural gas and natural gas liquids (including coalbed gas).

Section 4.28  Oil and Gas Interests.  Except for obligations incurred in the ordinary course of business, Section 4.28 of the Toreador Disclosure Letter sets forth Toreador’s and its Subsidiaries’ obligations as of the date of this Agreement to drill additional wells or conduct other material development operations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Toreador Material Adverse Effect:

(a) all proceeds from the sale of Toreador’s and its Subsidiaries’ share of the Hydrocarbons being produced from its Oil and Gas Interests are currently being paid in full to Toreador or its Subsidiaries by the purchasers thereof on a timely basis, and none of such proceeds are currently being held in suspense by such purchaser or any other party;

(b) except as otherwise set forth in a Toreador Material Contract, no person has any call upon or option to purchase with respect to any portion of the production from the Oil and Gas Interests of Toreador and its Subsidiaries from and after the Closing Date;

(c) (i) all of the Hydrocarbon, water or injection wells in which Toreador or its Subsidiaries has an Oil and Gas Interest (the “Toreador Wells”) have been drilled and completed within the boundaries of such property or within the limits otherwise permitted by Contract, pooling or unit agreement, and Applicable Law, and all drilling and completion of the Toreador Wells included in each property, to Toreador’s knowledge, and all development and operations on such property have been conducted in compliance with all Applicable Law, ordinances, rules, regulations and permits, and judgments, orders and decrees of any Governmental Authority and (ii) no Toreador Well included on any property is subject to penalties on allowables after the date hereof because of any overproduction or any other violation of Applicable Law, rules, regulations or permits or judgments, orders or decrees of any Governmental Authority which would prevent such well from being entitled to its full legal and regular allowable from and after the date hereof as prescribed by any Governmental Authority;

(d) no Toreador Wells are shut-in or incapable of producing for which Toreador or its Subsidiaries have or will have any liability to plug and abandon, to Toreador’s knowledge, or have been plugged and abandoned but have not been plugged in accordance with all applicable requirements of each Governmental Authority having jurisdiction over the Oil and Gas Interests;

(e) there are no wellhead or pipeline imbalances attributable to the Oil and Gas Interests of Toreador or its Subsidiaries;

(f) neither Toreador nor any of its Subsidiaries is obligated, under a take-or-pay or similar arrangement, or by virtue of an election to non-consent or to not participate in a past or current operation pursuant to the applicable operating agreements for such Oil and Gas Interests, to produce Hydrocarbons, or allow Hydrocarbons to be produced, without receiving full payment at the time of delivery; and

(g) to Toreador’s knowledge, there are no outstanding authorizations for expenditures or any written commitments or proposals to conduct operations in respect of the Oil and Gas Interests of Toreador or its Subsidiaries which are required to be approved by non-operators under the terms of the applicable operating agreement for such Oil and Gas Interests.

Section 4.29  No Additional Representations.  Notwithstanding anything contained in this Agreement to the contrary, Toreador acknowledges and agrees that neither ZaZa nor any other Person has made or is making any representations or warranties relating to ZaZa whatsoever, express or implied, beyond those expressly given by ZaZa in Article 5 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding ZaZa furnished or made available to Toreador or any of its Representatives (as defined in Section 6.03(a)). Without limiting the generality of the foregoing, Toreador acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Toreador or any of its Representatives. Toreador has not relied on any representations or warranties relating to ZaZa in determining to enter into this Agreement, except as expressly given by ZaZa in Article 5 hereof.

ARTICLE 5

Representations and Warranties of ZaZa

Except as set forth in the applicable section of the disclosure letter delivered by ZaZa to Toreador on the date of this Agreement (the “ZaZa Disclosure Letter”) (it being agreed that any information disclosed in a section of the ZaZa Disclosure Letter with respect to a corresponding Section of this Agreement shall be deemed to have been disclosed with respect to any other Section of this Agreement to the extent the applicability thereto is reasonably apparent from the face of the disclosure), ZaZa hereby represents and warrants to Toreador as follows:

Section 5.01  Existence; Good Standing; Corporate Authority.  ZaZa is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas. ZaZa is duly qualified to do business as a foreign entity and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect (as defined in Section 9.09(g)). ZaZa has all requisite limited liability company power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of ZaZa’s certificate of formation, limited liability company agreement, operating agreement and similar formation or governing documents and instruments (collectively, the “ZaZa Organizational Documents”) previously made available to Toreador are true and correct and contain all amendments as of the date hereof.

Section 5.02  Authorization, Validity and Effect of Agreements.  ZaZa has the requisite limited liability company power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby, to which it is a party. The consummation by ZaZa of the transactions contemplated hereby and by the Contribution Agreement and the Net Profits Interests Agreement, including the ZaZa Contribution and the Net Profits Interests Contribution, has been duly authorized by all requisite limited liability company action of ZaZa. This Agreement constitutes the valid and legally binding obligation of ZaZa, enforceable against ZaZa in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 5.03  Capitalization.

(a) The issued and outstanding equity interests of ZaZa consist solely of the ZaZa Membership Interests set forth on Section 5.03 of the ZaZa Disclosure Letter. All issued and outstanding ZaZa Membership Interests are owned of record by the Member identified in Section 5.03 of the ZaZa Disclosure Letter and in the respective amounts set forth opposite the name of each such Member on Section 5.03 of the ZaZa Disclosure Letter. All ZaZa Membership Interests (i) are duly authorized, validly issued and free of preemptive rights, (ii) were not issued in violation of the terms of any agreement or other understanding binding upon ZaZa and (iii) were issued in compliance with the ZaZa Organizational Documents and all applicable federal and state securities laws, rules and regulations.

(b) Other than the ZaZa Profits Interests, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which ZaZa or any of its Subsidiaries is a party obligating ZaZa or any of its Subsidiaries to (i) issue, transfer or sell membership interests or other equity interests of ZaZa or any of its Subsidiaries or securities convertible into or exchangeable for such membership or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement or (iii) redeem or otherwise acquire any such memberships or other equity interests (including securities or obligations convertible into or exchangeable or exercisable for any membership or equity interests). Section 5.03(b) of the ZaZa Disclosure Letter sets forth a complete and correct list of all the outstanding ZaZa Profits Interests and the names of the holders thereof. ZaZa has made available to Toreador true and correct copies of the plans and agreements pursuant to which the ZaZa Profits Interests were granted and the plans and agreements evidencing the terms thereof, and all amendments thereto as of the date hereof.

(c) There are no stockholder agreements, voting trusts or other agreements or understandings to which ZaZa or any of its Subsidiaries is a party or of which ZaZa is otherwise aware with respect to the voting of the membership interests or other equity interest of ZaZa or any of its Subsidiaries.

Section 5.04  Subsidiaries.  Section 5.04 of the ZaZa Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of ZaZa, listing for each Subsidiary of ZaZa its name, its jurisdiction of organization, its authorized capital stock or other equity interests, its authorized capital stock or other equity interests and the current and record beneficial owner of such shares or interest. Each of ZaZa’s Subsidiaries is duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the corporate, partnership or limited liability company or similar power, as the case may be, and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect. All of the outstanding shares of capital stock or other securities of, or other ownership interests in, each of ZaZa’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and are owned, directly or indirectly, by ZaZa free and clear of all Liens. There are no existing options, rights of first refusal, conversion rights, preemptive rights, calls, puts, commitments, arrangements or obligations of any character, including voting agreements, proxies or similar arrangements relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Subsidiary of ZaZa. ZaZa does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity that directly or indirectly conducts any activity which is material to ZaZa and its Subsidiaries taken as a whole. The copies of ZaZa’s Subsidiaries’ certificates of incorporation, by-laws, limited liability company agreement, operating agreement and similar governing documents, as the case may be, previously made available to Toreador are true and correct and contain all amendments as of the date hereof.

Section 5.05  No Violation.  Neither ZaZa nor any of its Subsidiaries is, or has received notice or is otherwise aware that it would be with the passage of time, in violation of any term, condition or provision of (a) the ZaZa Organizational Documents; (b) the certificate of incorporation, by-laws, limited liability company agreement, operating agreement or comparable governing documents of any Subsidiary of ZaZa, (c) any loan or credit agreement, note, bond, mortgage, indenture, ZaZa Permit (as defined below), contract, agreement, joint venture, lease, license, franchise or other instrument or (d) any order of any Governmental Authority or law, rule or regulation to which ZaZa or any of its Subsidiaries or any of their respective properties or assets is subject, or is delinquent with respect to any report required to be filed with any Governmental Authority, except, in the case of matters described in clauses (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect. ZaZa and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses (the “ZaZa Permits”), except where the failure so to hold would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect. ZaZa and its Subsidiaries are in compliance with the terms of the ZaZa Permits, except where the failure so to comply would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect. No investigation by any Governmental Authority with respect to ZaZa or any of its Subsidiaries is pending or, to the knowledge of ZaZa, threatened other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

Section 5.06  No Conflict.

(a) Neither the execution and delivery by ZaZa of this Agreement nor the consummation by ZaZa of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of or create any rights in favor of any other party under the ZaZa Organizational Documents; (ii) conflict with or result in a breach of any provisions of or create any rights in favor of any other party under the certificate of incorporation, by-laws, limited liability company agreement, operating agreement or similar governing documents of any Subsidiary of ZaZa; (iii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of ZaZa or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to ZaZa or any of its Subsidiaries under any of the terms, conditions or provisions of, any ZaZa Permit and any loan or credit agreement, note, bond, mortgage, indenture, deed of trust or any license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which ZaZa or any of its Subsidiaries is a party, or by which ZaZa or any of its Subsidiaries or any of their properties is bound or affected; or (iv) contravene or conflict with or constitute a violation of any provision of any Applicable Laws binding upon or applicable to ZaZa or any of its Subsidiaries, except, in the case of matters described in clauses (iii) or (iv), as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

(b) Neither the execution and delivery by ZaZa of this Agreement nor the consummation by ZaZa of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Authority, other than (i) the filings provided for in Article 2 and (ii) filings, consents, approvals and authorization required under applicable foreign competition or antitrust laws, the Exchange Act, the Securities Act or other applicable U.S. state securities and

“blue sky” laws ((i) and (ii) collectively, the “ZaZa Regulatory Filings”), and listing on NASDAQ of the Company Common Stock to be issued in the Toreador Merger and the ZaZa Contribution, or pursuant to stock options or convertible or exchangeable securities of Toreador or ZaZa, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not prevent or materially delay the consummation of the Toreador Merger and the ZaZa Contribution or otherwise prevent ZaZa from performing its obligations under this Agreement and would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

(c) Other than as contemplated by Section 5.06(b), no consents, assignments, waivers, authorizations or other certificates are necessary in connection with the transactions contemplated hereby to provide for the continuation in full force and effect of all of ZaZa’s material contracts or leases or for ZaZa to consummate the transactions contemplated hereby, except where the failure to receive such consents, assignments, waivers, authorizations or other certificates would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

Section 5.07  Financial Statements.

(a) Section 5.07(a) of the ZaZa Disclosure Letter sets forth the following financial statements (the “ZaZa Financial Statements”): (i) the audited consolidated balance sheet of ZaZa and its Subsidiaries as of December 31, 2010 and as of December 31, 2009, and the related statements of income, changes in equity and cash flows for the years ending December 31, 2010 and December 31, 2009 (the “ZaZa Most Recent Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of ZaZa and its Subsidiaries as of June 30, 2011, and the related unaudited statements of operations and cash flows, respectively, for the six-month period ended on such date (the “ZaZa Most Recent Unaudited Financial Statements”). Each of the ZaZa Financial Statements has been prepared in accordance with GAAP applied on a basis consistent with prior periods and fairly presents in all material respects the consolidated financial condition of ZaZa and its Subsidiaries as of its respective date and the consolidated results of operations and stockholders’ equity, or cash flows, as the case may be, of ZaZa and its Subsidiaries for the period covered thereby, subject, in the case of the ZaZa Most Recent Unaudited Financial Statements, to the absence of footnote disclosure and to normal, recurring end-of-period adjustments which are, in the aggregate, not material.

(b) The financial books and records of ZaZa and its Subsidiaries have been maintained in accordance with customary business practices and fairly and accurately reflect, in all material respects, on a basis consistent with past periods and throughout the periods involved, (i) the consolidated financial position of ZaZa and its Subsidiaries and (ii) all transactions of ZaZa and its Subsidiaries, including all transactions between ZaZa or any of its Subsidiaries, on the one hand, and a Member on the other hand. ZaZa has not received any advice or notification from its independent accountants that ZaZa has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the books and records of ZaZa or any of its Subsidiaries any properties, assets, liabilities, revenues, expenses, equity accounts or other accounts.

(c) Except as reflected in the ZaZa Most Recent Unaudited Financial Statements, neither ZaZa nor any of its Subsidiaries has any liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required to be reflected on, or reserved against in, a consolidated balance sheet of ZaZa or in the notes thereto prepared in accordance with GAAP consistently applied except for liabilities that may have arisen in the ordinary course of business since December 31, 2010 and which are not, and would not reasonably be expected to have, a ZaZa Material Adverse Effect.

Section 5.08  Litigation.  There are no actions, suits or proceedings pending against ZaZa or any of its Subsidiaries or, to ZaZa’s knowledge, threatened against ZaZa or any of its Subsidiaries, at law or in equity, or before or by any Governmental Authority, or that would reasonably be expected to have, individually or in the aggregate, a ZaZa Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against ZaZa or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

Section 5.09  Absence of Certain Changes.  Since December 31, 2010, each of ZaZa and its Subsidiaries has conducted its business in the ordinary course and in a manner consistent with past practice, and there has not been any event that has had or would be reasonably expected to have, individually or in the aggregate, a ZaZa Material Adverse Effect. Without limiting the generality of the foregoing, since December 31, 2010, neither ZaZa nor any of its Subsidiaries has taken any action (or has failed to take any action) that would require the consent of Toreador under Section 6.02 if taken (or failed to be taken) after the date of this Agreement and prior to the Effective Time.

Section 5.10  Taxes.

(a) ZaZa and each of its Subsidiaries (including any predecessor entities of the foregoing) have been classified as partnerships for all Tax purposes at all times since their respective date of formation, and no election has ever been made to classify ZaZa or any of its Subsidiaries as other than a partnership at any time for purposes of any Tax.

(b) Each of ZaZa, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which ZaZa of any of its Subsidiaries is a member has (i) duly filed (or there has been filed on its behalf) on a timely basis (taking into account any extensions of time to file on or before the date hereof) with appropriate Governmental Authorities all Tax Returns required to be filed at or before the Effective Time by or with respect to it and all such Tax Returns are complete and accurate in all respects and were prepared in compliance with all Applicable Laws, except to the extent that any failure to file would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect, (ii) duly paid or deposited in full on a timely basis or made adequate provisions in accordance with GAAP (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of all Taxes required to be paid by it at or before the Effective Time other than those being contested in good faith by ZaZa or any of its Subsidiaries and except to the extent that any failure to pay or deposit or make adequate provision for the payment of such Taxes would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect and (iii) timely collected or withheld all Taxes that ZaZa or such respective Subsidiary has been required to collect or withhold, as applicable, and has timely paid, or will timely pay, such amounts to the proper Governmental Authority when due, except to the extent that any failure to make such withholding would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect. Neither ZaZa nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return.

(c) (i) As of the date of this Agreement, there are no audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters, in each case, pending or, to the knowledge of ZaZa, threatened, except to the extent as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect; (ii) except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any other examinations of ZaZa and its Subsidiaries by any taxing authority have been paid fully, settled or adequately provided for in the ZaZa Financial Statements; (iii) as of the date hereof, neither ZaZa nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Tax Return of ZaZa or any of its Subsidiaries that will be outstanding as of the Effective Time; (iv) neither ZaZa nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect; (v) there are no Liens for Taxes on any assets of ZaZa or its Subsidiaries except for Taxes not yet currently due, with respect to matters being contested by ZaZa in good faith for which adequate reserves are reflected in the ZaZa Financial Statements and those that would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect; (vi) neither ZaZa nor any of its Subsidiaries has received notice in writing of any claim made by any Governmental Authority in a jurisdiction where ZaZa or such Subsidiary does not file Tax Returns that ZaZa or such Subsidiary is or may be subject to taxation by that jurisdiction, except to the extent as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect; (vii) neither ZaZa nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2), except to the extent that such participation would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect; (viii) neither ZaZa nor any of its Subsidiaries has any liability for Taxes of any Person (other than ZaZa or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of other Applicable Law), except to the extent as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect and (ix) neither ZaZa nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount that would constitute a “parachute payment” within the meaning of Section 280G of the Code.

(d) Neither ZaZa nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Effective Time;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Effective Time;

(iii) installment sale or open transaction disposition made on or prior to the Effective Time;

(iv) prepaid amount received on or prior to the Effective Time; or

(v) election under Section 108(i) of the Code.

(e) Neither ZaZa nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(f) Neither ZaZa nor any of its Subsidiaries has received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(g) As of the date of this Agreement, ZaZa has no plan or intention to cause the Toreador Surviving Corporation (directly or indirectly through certain Affiliates prescribed in Treasury Regulation Section 1.368-1(d)(4)) not to continue at least one significant historic business line of Toreador or not to use at least a significant portion of Toreador’s historic business assets in a business, in each case within the meaning of Treasury Regulation Section 1.368-1(d)

Section 5.11  Employee Benefit Plans.  For purposes of this Section 5.11, the Subsidiaries of ZaZa shall include any enterprise which, with ZaZa, forms a controlled group of corporations, a group of trades or business under common control or an affiliated service group, within the meaning of Section 414(b), (c) or (m) of the Code. All employee benefit plans, programs, arrangements and agreements covering active, former or retired employees, consultants, independent contractors or directors of ZaZa and its Subsidiaries which provide benefits to such employees are listed in Section 5.11 of the ZaZa Disclosure Letter (the “ZaZa Plans”). ZaZa has made available to Toreador true, complete and correct copies of each ZaZa Plan, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (a) each ZaZa Plan has been maintained and administered in material compliance with its terms and Applicable Law and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (b) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and Applicable Law; (c) each ZaZa Plan that is required or intended to be qualified under Applicable Law (including Section 401(a) of the Code) or registered or approved by a Governmental Authority is the subject of a favorable determination letter or opinion letter issued by the appropriate Governmental Authority or has otherwise been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last determination letter, opinion letter, qualification, registration or approval, as applicable, to adversely affect or cause the appropriate Governmental Authority to revoke such qualification, registration or approval; (d) to the extent applicable, the ZaZa Plans comply, in all material respects, with the requirements of ERISA, the Code and any other Applicable Laws, including with respect to Tax; (e) no ZaZa Plan is covered by Title IV of ERISA or Section 412 of the Code and ZaZa and its Subsidiaries have never maintained an employee benefit plan that was subject to Title IV of ERISA or

Section 412 of the Code; (f) there are no pending or anticipated material claims against or otherwise involving any of the ZaZa Plans (other than routine claims brought for benefits) and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of ZaZa Plan activities) has been brought against or with respect to any ZaZa Plan; (g) all material contributions, reserves or premium payments required to be made as of the date hereof to the ZaZa Plans have been made or provided for; (h) neither ZaZa nor any of its Subsidiaries has incurred or reasonably expects to incur any liability under subtitle C or D of Title IV of ERISA with respect to any “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by ZaZa or any of its Subsidiaries; (i) neither ZaZa nor any of its Subsidiaries has incurred or reasonably expects to incur any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any “multi-employer plan” within the meaning of Section 4001(a)(3) of ERISA; (j) neither ZaZa nor any of its Subsidiaries has any material obligations for retiree health care and life or other employee welfare benefits under any ZaZa Plan or otherwise; (k) there have been no “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any ZaZa Plan that would result in any material liability to ZaZa, any of its Subsidiaries or any ZaZa Plan; (l) there have been no acts or omissions by ZaZa or any of its Subsidiaries which have given rise to or may give rise to fines, penalties, Taxes or related charges under Section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code that would result in any material liability to ZaZa, any of its Subsidiaries or any ZaZa Plan; and (m) the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, former employee, director or independent contractor of ZaZa or any of its Subsidiaries to severance pay or forgiveness of Indebtedness or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation, requirement or restriction pursuant to any ZaZa Plan. With respect to all employee benefit plans, programs, arrangements, agreements and Contracts which provide material benefits to active, former or retired employees, consultants, independent contractors or directors of ZaZa and its Subsidiaries that are maintained by ZaZa and/or its Subsidiaries that are subject to the law of any jurisdiction outside of the United States (“ZaZa Foreign Plans”), such ZaZa Foreign Plans (i) have been established and maintained in accordance with all applicable requirements; (ii) if they are intended to qualify for special Tax treatment, meet all necessary requirements for such treatment; and (iii) if they are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with Applicable Law.

Section 5.12  Labor Matters.

(a) Neither ZaZa nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization.

(b) Neither ZaZa nor any of its Subsidiaries is subject to a dispute, strike or work stoppage, lockout or other labor controversy and to the knowledge of ZaZa, no such activity is threatened, except, in any such case, as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

(c) To ZaZa’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of ZaZa or any of its Subsidiaries except for the formation of which would not individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

(d) ZaZa and its Subsidiaries are in compliance in all material respects with all Applicable Laws respecting employment and employment practices, harassment, discrimination, retaliation, terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings, compensation and benefits, wages and hours, proper classification of employee and independent contractors, and the payment of social security and other Taxes.

(e) Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect, (i) neither ZaZa nor any of its Subsidiaries has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any Applicable Laws with respect to the employment of individuals by, or the employment practices of, ZaZa or any of its Subsidiaries or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against ZaZa or any of its Subsidiaries pending or, to ZaZa’s knowledge, threatened, before any Governmental Authority by or concerning the employees working in their respective businesses.

Section 5.13  Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect, (i) ZaZa and each of its Subsidiaries are and have been in compliance in all respects with all applicable Environmental Laws; (ii) ZaZa and each of its Subsidiaries have obtained all Environmental Permits necessary for their operations as currently conducted and are in compliance with all such Environmental Permits, have applied for issuance or reissuance of Environmental Permits in a timely fashion, and have no knowledge of any reason that would preclude renewal, issuance or reissuance of Environmental Permits; (iii) there are no Environmental Claims pending or, to the knowledge of ZaZa, threatened against ZaZa or any of its Subsidiaries; (iv) neither ZaZa nor any of its Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Authority or third party imposing any liability or obligation on ZaZa or any of its Subsidiaries under any Environmental Law; (v) neither ZaZa nor any of its Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim against, or any liability under any Environmental Law on, ZaZa or any of its Subsidiaries; and (vi) ZaZa has delivered, or made available to Toreador, copies of any environmental assessments, reports, audits, studies, analyses, tests or monitoring possessed by, or reasonably available to, ZaZa or any of its Subsidiaries pertaining to compliance with, or liability under, Environmental Laws relating to ZaZa or any of its Subsidiaries, the ZaZa Facilities, any real property formerly owned, leased or operated by ZaZa or any of its Subsidiaries.

(b) For purposes of this Agreement, “ZaZa Facilities” means all real property owned, leased, or operated by ZaZa or any of its Subsidiaries and any buildings, facilities, machinery, equipment, furniture, leasehold and other improvements, fixtures, vehicles, structures, any related capital items and other tangible property located on, in, under, or above the real property of ZaZa or any of its Subsidiaries.

Section 5.14  Intellectual Property.  ZaZa and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, free and clear of Liens, except where the failure to own or possess such licenses and other rights would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing, except as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect. Except in the ordinary course of business, neither ZaZa nor any of its Subsidiaries has granted to any other person any license to use any of the foregoing. The conduct of ZaZa’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to ZaZa or any of its Subsidiaries.

Section 5.15  Title to Properties.

(a) Except for goods and other property sold, used or otherwise disposed of in the ordinary course of business for fair value since the date of the ZaZa Most Recent Audited Financial Statements, ZaZa or its Subsidiaries has (i) good and defensible title for oil and gas purposes to all of the Oil and Gas Interests reflected in the ZaZa Reserve Report and in the December 31, 2010 consolidated financial statements of ZaZa and its Subsidiaries and (ii) good and marketable title to all its or its Subsidiaries’ other assets, real and personal, reflected in the December 31, 2010 consolidated financial statements of ZaZa and its Subsidiaries, in each case free and clear of any Lien, except: (A) Liens reflected in the consolidated balance sheet of ZaZa and its Subsidiaries as of December 31, 2010; (B) Liens for current Taxes not yet due and payable; (C) such imperfections of title, easements and Liens as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect; and, (D) solely with respect to the assets referred to in clause (i) above, Production Burdens.

(b) Section 5.15(b)(i) of the ZaZa Disclosure Letter sets forth, as of the date hereof, ZaZa’s and its Subsidiaries’ average net revenue interests (working interest less Production Burdens) on an 8/8ths basis in the ZaZa Wells. Section 5.15(b)(ii) of the ZaZa Disclosure Letter set forth as of the date hereof ZaZa’s and its Subsidiaries’ average lessor royalty burden with respect to leases entered into or renewed by ZaZa or any of its Subsidiaries since December 31, 2009 in each of ZaZa’s and its Subsidiaries’ shale plays.

(c) All leases and other agreements pursuant to which ZaZa or any of its Subsidiaries leases or otherwise acquires or obtains operating rights affecting any real or personal property are in good standing, valid, and effective, and there is not, under any such leases or agreements, any existing or prospective default or event of default or event which, with notice or lapse of time, or both, would constitute a default by ZaZa or any of its Subsidiaries, and, except as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

(d) All major items of operating equipment of ZaZa and its Subsidiaries are in good operating condition and in a state of reasonable maintenance and repair (ordinary wear and tear excepted) except as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

Section 5.16  Insurance.  ZaZa and its Subsidiaries maintain insurance coverage reasonably adequate for the operation of their respective businesses (taking into account the cost and availability of such insurance).

Section 5.17  No Brokers.  ZaZa has not entered into any Contract with any person which may result in the obligation of ZaZa, the Company or Toreador to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that ZaZa has retained Rodman & Renshaw, to provide financial advice with respect to the Combination. ZaZa’s arrangements with such investment banks have been disclosed in writing to Toreador prior to the date hereof.

Section 5.18  Toreador Stock Ownership.  Neither ZaZa nor any of its Subsidiaries owns any shares of capital stock of Toreador or any other securities convertible into or otherwise exercisable to acquire capital stock of Toreador.

Section 5.19  Certain Approvals.  No state anti-takeover statute, similar statute or regulation or anti-takeover provision in the ZaZa Organizational Documents are applicable to the Combination, the ZaZa Contribution, this Agreement or the transactions contemplated hereby. ZaZa is not a party to any “stockholder rights plan” or similar anti-takeover plan or device.

Section 5.20  Relationships with Related Parties.

(a) No officer, director, or Member of ZaZa or any of its Subsidiaries nor any Affiliate of any of the foregoing (a) has any interest in any property (real, personal, or mixed and whether tangible or intangible), used in or pertaining to the business of ZaZa or any of its Subsidiaries as currently conducted or contemplated to be conducted or (b) is a party to any Contract (except for employment, stock option, restricted stock and similar agreements) with ZaZa or any of its Subsidiaries, including with respect to compensation or remuneration to be paid to such officer, director, Member or Affiliate in connection with this Agreement or the transactions contemplated by this Agreement.

For purposes of this Agreement:

‘‘Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. As used in this definition and otherwise in this Agreement, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; and

‘‘Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

(b) Neither ZaZa nor any of its Subsidiaries is indebted, directly or indirectly, to any Person who is an Affiliate, Member, officer or director of ZaZa or any of its Subsidiaries in any amount whatsoever, other than for salaries for services rendered or reimbursable business expenses, nor is any such Affiliate, Member, officer or director indebted to ZaZa or any of its Subsidiaries, except for advances made to employees of ZaZa or any of its Subsidiaries in the ordinary course of business consistent with past practice to meet reimbursable business expenses reasonably anticipated to be incurred by such obligor.

Section 5.21  Internal Controls.

(a) ZaZa maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b) Since December 31, 2010, ZaZa has not identified or been made aware of any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect ZaZa’s ability to record, process, summarize and report financial information of ZaZa and its Subsidiaries on a consolidated basis, provided, however, ZaZa has not undertaken to identify any significant deficiencies or material weaknesses.

(c) Neither ZaZa nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract or arrangement relating to any transaction, arrangement or relationship between or among ZaZa or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving ZaZa or any of its Subsidiaries in ZaZa’s consolidated financial statements.

Section 5.22  Qualification as a Nonrecognition Transaction for Tax Purposes.  Neither ZaZa nor any of its Subsidiaries has taken any action (or failed to take any action) which action or failure would prevent the receipt of Company Common Stock in exchange for ZaZa Membership Interests and Lara Sub Shares from qualifying, together with the Toreador Merger, as a nonrecognition transaction under Section 351 of the Code.

Section 5.23  Certain Contracts.

(a) Except for this Agreement and except as set forth in Section 5.23 of the ZaZa Disclosure Letter, neither ZaZa nor any of its Subsidiaries is a party to or bound by any Contract that is:

(i) a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) a non-competition agreement or any other agreement or obligation which purports to limit the manner in which, or the localities in which, ZaZa or any of its Subsidiaries conduct or may conduct business,

(iii) an agreement providing for the sale by ZaZa or any of its Subsidiaries of Hydrocarbons which contains a material “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(iv) a transportation, processing or treatment agreement involving the transportation of more than 100 barrels (equivalent) of Hydrocarbons per day;

(v) a Contract that creates a partnership or joint venture or similar arrangement pursuant to which ZaZa or any of its Subsidiaries is a party;

(vi) a joint development agreement, exploration agreement, or acreage deduction agreement (excluding, in respect of each of the foregoing, customary joint operating agreements) that is material to the operation of ZaZa and its Subsidiaries, taken as a whole);

(vii) a settlement or similar agreement with any Governmental Authority or any order or consent of a Governmental Authority involving future performance by ZaZa or any of its Subsidiaries that is material to ZaZa and its Subsidiaries taken as a whole; or

(viii) any lease for any ZaZa Well.

All Contracts of the type described in this Section 5.23(a) (including those described in Section 5.23(a) of the ZaZa Disclosure Letter) are referred to herein as the “ZaZa Material Contracts”).

(b) As of the date of this Agreement, each ZaZa Material Contract is in full force and effect, and ZaZa and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each ZaZa Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably expected to have a ZaZa Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a ZaZa Material Adverse Effect, neither ZaZa nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of ZaZa, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any ZaZa Material Contract or (y) has received written notice of the desire of the other party or parties to any such ZaZa Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each ZaZa Material Contract is enforceable by ZaZa or a Subsidiary of ZaZa in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a ZaZa Material Adverse Effect.

Section 5.24  Foreign Corrupt Practices Act.  Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect, as of the date of this Agreement:

(a) In connection with ZaZa’s and its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, there have been no voluntary disclosures under the Foreign Corrupt Practices Act.

(b) No Governmental Authority has notified ZaZa or any of its Subsidiaries in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act or any other similar Applicable Law.

(c) Neither ZaZa nor any of its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Authority and relating to ZaZa’s or its Subsidiaries’ compliance with the Foreign Corrupt Practices Act or any other similar Applicable Law, and to ZaZa’s knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records by a Governmental Authority.

(d) Neither ZaZa nor any of its Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to ZaZa’s knowledge, investigation, alleging noncompliance with the Foreign Corrupt Practices Act or any other similar Applicable Law nor, to ZaZa’s knowledge, is there any basis for any such charge, indictment or investigation.

(e) Neither ZaZa nor any of its Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Foreign Corrupt Practices Act or any other similar Applicable Law nor, to ZaZa’s knowledge, is there any basis for any such proceeding.

(f) Neither ZaZa nor any of its Subsidiaries, nor any of their Affiliates, members, managers, officers and employees nor any other Person acting on behalf of any of them has made any offer, payment, promise to pay, or authorization for the payment of any money, or any offer, gift, promise to give, or authorization of the giving of anything in value, which would cause ZaZa or any of its Subsidiaries, or any of its or their Affiliates, members, managers, officers or employees or any other Person acting on behalf of any of them, to have violated or be in violation of the Foreign Corrupt Practices Act or any other similar Applicable Law.

Section 5.25  Reserve Report.  ZaZa has delivered or made available to Toreador true and correct copies of all reports internally prepared by ZaZa or its Subsidiaries estimating ZaZa’s and its Subsidiaries’ proved oil and gas reserves (the “ZaZa Report Preparer”), concerning the Oil and Gas Interests of ZaZa and its Subsidiaries (the “ZaZa Reserve Report”). Except as, individually or in the aggregate, would not be material to ZaZa and its Subsidiaries, taken as a whole, the factual, non-interpretative data provided by ZaZa to the ZaZa Report Preparer in connection with the preparation of the ZaZa Reserve Report that was material to such ZaZa Report Preparer’s estimates of the oil and gas reserves set forth in the ZaZa Reserve Report was, as of the time provided (or as modified or amended prior to the issuance of the ZaZa Reserve Report), accurate, and ZaZa has no knowledge of any material errors in the assumptions and estimates provided by ZaZa to the ZaZa Report Preparer in connection with its preparation of the ZaZa Reserve Report. To the knowledge of ZaZa, the estimates of proved oil and gas reserves provided by ZaZa to the ZaZa Report Preparer in connection with the preparation of the ZaZa Reserve Report were, as of the time provided (or as modified or amended prior to the issuance of the ZaZa Reserve Report), prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X promulgated by the SEC. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the ZaZa Reserve Report that has had or would, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

Section 5.26  Oil and Gas Interests.  Except for obligations incurred in the ordinary course of business, Section 5.26 of the ZaZa Disclosure Letter sets forth as of the date of this Agreement ZaZa’s and its Subsidiaries’ obligations to drill additional wells or conduct other material development operations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect:

(a) all proceeds from the sale of ZaZa’s and its Subsidiaries’ share of the Hydrocarbons being produced from its Oil and Gas Interests are currently being paid in full to ZaZa or its Subsidiaries by the purchasers thereof on a timely basis, and none of such proceeds are currently being held in suspense by such purchaser or any other party;

(b) except as otherwise set forth in a ZaZa Material Contract, no person has any call upon or option to purchase with respect to any portion of the production from the Oil and Gas Interests of ZaZa and its Subsidiaries from and after the Closing Date;

(c) (i) all of the Hydrocarbon, water or injection wells in which ZaZa or its Subsidiaries has an Oil and Gas Interest (the “ZaZa Wells”) have been drilled and completed within the boundaries of such property or within the limits otherwise permitted by contract, pooling or unit agreement, and Applicable Law, and all drilling and completion of the Wells included in each property, to ZaZa’s knowledge, and all development and operations on such property have been conducted in compliance with all Applicable Law, ordinances, rules, regulations and permits, and judgments, orders and decrees of any Governmental Authority and (ii) no ZaZa Well included on any property is subject to penalties on allowables after the date hereof because of any overproduction or any other violation of Applicable Law, rules, regulations or permits or judgments, orders or decrees of any Governmental Authority which would prevent such well from being entitled to its full legal and regular allowable from and after the date hereof as prescribed by any Governmental Authority;

(d) no ZaZa Wells are shut-in or incapable of producing for which ZaZa or its Subsidiaries have or will have any liability to plug and abandon, to ZaZa’s knowledge, or have been plugged and abandoned but have not been plugged in accordance with all applicable requirements of each Governmental Authority having jurisdiction over the Oil and Gas Interests;

(e) there are no wellhead or pipeline imbalances attributable to the Oil and Gas Interests of ZaZa or its Subsidiaries;

(f) neither ZaZa nor any of its Subsidiaries is obligated, under a take-or-pay or similar arrangement, or by virtue of an election to non-consent or to not participate in a past or current operation pursuant to the applicable operating agreements, to produce Hydrocarbons, or allow Hydrocarbons to be produced, without receiving full payment at the time of delivery; and

(g) to ZaZa’s knowledge, there are no outstanding authorizations for expenditures or any written commitments or proposals to conduct operations in respect of the Oil and Gas Interests of ZaZa or its Subsidiaries which are required to be approved by non-operators under the terms of the applicable operating agreement.

Section 5.27  No Additional Representations.  Notwithstanding anything contained in this Agreement to the contrary, ZaZa acknowledges and agrees that neither Toreador nor any other Person has made or is making any representations or warranties relating to Toreador whatsoever, express or implied, beyond those expressly given by Toreador in Article 4 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Toreador furnished or made available to ZaZa or any of its Representatives. Without limiting the generality of the foregoing, ZaZa acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to ZaZa or any of its Representatives. ZaZa has not relied on any representations or warranties relating to Toreador in determining to enter into this Agreement, except as expressly given by Toreador in Article 4 hereof.

ARTICLE 6

Covenants

Section 6.01  Conduct of Toreador’s Businesses.  Prior to the Effective Time, except as expressly set forth in the Toreador Disclosure Letter or as expressly permitted by any other provision of this Agreement, unless ZaZa has consented in writing thereto (which consent shall not be unreasonably withheld, delayed or conditioned), Toreador:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course;

(b) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their respective business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

(c) shall not amend its certificate of incorporation or articles of incorporation, as applicable, or by-laws or effect any stock split or reverse stock split;

(d) shall not, and shall not permit its Subsidiaries to, (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights or upon the settlement of restricted stock in each case existing on the date hereof or pursuant to the conversion of any 8.00%/7.00% Convertible Notes, issue any shares of its capital stock (other than to Toreador or one of its wholly-owned Subsidiaries) except for grants of Toreador Restricted Shares; (ii) grant, confer or award any option, warrant, conversion right or other right to acquire any shares of its capital stock, except for grants of Toreador Restricted Shares; (iii) increase any compensation or benefits of employees, officers, or directors, except for non-material increases in benefits in the ordinary course of business consistent with past practice, or enter into or amend any employment, severance, change in control, retention, or similar plans, arrangements or agreements with any of its present or future officers or directors, except (A) offer letters that do not provide for severance with new employees consistent with past practice or (B) amendments to the extent required by Applicable Law, or (iv) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend (except to the extent required by Applicable Law) any existing employee benefit plan in any material respect;

(e) shall not, and shall not permit its Subsidiaries to (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock (except for dividends and distributions from Subsidiaries of Toreador to Toreador or any of its Subsidiaries) or (ii) except to the extent otherwise permitted pursuant to Section 6.01(d), redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries or any option, warrant, conversion right or other right to acquire such shares, or make any commitment for any such action;

(f) shall not, and shall not permit any of its Subsidiaries to, sell, lease, encumber or otherwise dispose of (by merger or otherwise), or enter into a contract to sell, lease, encumber or otherwise dispose of (by merger or otherwise), of any of its assets (including capital stock of Subsidiaries) or properties, except for (i) sales of inventory or products in the ordinary course of business and (ii) sales of surplus or obsolete equipment;

(g) shall not, and shall not permit any of its Subsidiaries to, enter into any joint venture outside of the ordinary course of business, enter into any partnership or make any election to treat any venture with a third party as a partnership, make or commit to make capital expenditures, or acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets or securities, except that Toreador and its Subsidiaries may make and commit to make capital expenditures and such acquisitions relating to the exploration, production or development of oil and gas properties that do not involve payments by it and its Subsidiaries that, in the aggregate, exceed $2,000,000;

(h) except as may be required as a result of a change in Applicable Law or in generally accepted accounting principles, change, or permit any of its Subsidiaries to change, any of the accounting principles or practices used by it;

(i) shall, and shall cause each of its Subsidiaries to, use reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for such party;

(j) shall not, and shall not permit any of its Subsidiaries to, institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority for amounts in excess of $100,000 individually or $200,000 in the aggregate;

(k) shall not, and shall not permit any of its Subsidiaries to, waive, release or assign any claims or rights having a value in excess of $100,000 individually or $200,000 in the aggregate;

(l) shall, and shall cause each of its Subsidiaries to, complete and file, consistent with past practice, all Tax Returns required to be filed by them and their respective Subsidiaries and shall pay all amounts shown due on such Tax Returns;

(m) shall not, and shall not permit any of its Subsidiaries to, (i) make or rescind any material express or deemed election relating to Taxes unless it is reasonably expected that such action will not, individually or in the aggregate, materially and adversely affect Toreador, ZaZa or the Company, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except where such settlement or compromise will not, individually or in the aggregate, materially and adversely affect Toreador, ZaZa or the Company, (iii) make any amendment to any Tax Return, except for such amendments that are reasonably expected not to, individually or in the aggregate, materially and adversely affect Toreador, ZaZa or the Company, (iv) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, other than in the ordinary course of business or (v) change in any material respect any of its methods of reporting any item for federal income Tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by Applicable Law and except for such changes that are reasonably expected not to, individually or in the aggregate, materially and adversely affect Toreador, ZaZa or the Company;

(n) shall not, and shall not permit any of its Subsidiaries to, (i) incur any Indebtedness for borrowed money in excess of $2,000,000 in the aggregate, except for its Permitted Indebtedness, (ii) except in the ordinary course of business, enter into any material lease (whether such lease is an operating or capital lease) or create any material mortgages, liens, security interests or other encumbrances on the property of Toreador or any of its Subsidiaries in connection with any Indebtedness thereof, except for liens securing Permitted Indebtedness, or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to Toreador or any of its Subsidiaries and other than for cash management purposes in the ordinary course of business;

(o) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, enter into, amend, modify, extend or terminate any Toreador Material Contact, or waive any rights or claims thereunder;

(p) shall not, and shall not permit any of its Subsidiaries to, enter into new contracts to sell Hydrocarbons other than in the ordinary course of business, but in no event having a duration of more than six months;

(q) (i) shall not, and shall not permit any of its Subsidiaries to, engage in any exploration, development, drilling, well completion or other development activities, other than in the ordinary course of business, or (ii) create or incur any Production Burden on any of Toreador’s or any of its Subsidiaries’ Oil and Gas Interests or other properties or assets with a cost-free interest in any given year in excess of 30%;

(r) shall not, and shall not permit any of its Subsidiaries to, enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $200,000, other than pursuant to agreements or commitments existing on the date hereof;

(s) shall not, and shall not permit any of its Subsidiaries to, non-consent or agree to non-consent with respect to any Oil and Gas Interests;

(t) subject to Sections 6.03, 6.05 and 6.06, shall not, and shall not permit its Subsidiaries to, take any action that would reasonably be expected to delay materially or adversely affect the ability of any of the parties hereto to (1) obtain any consent, authorization, order or approval of any Governmental Authority or the expiration of any applicable waiting period required to consummate the Combination or (2) consummate the Combination;

(u) shall not, and shall not permit its Subsidiaries to, terminate, amend, modify or waive any provision of any confidentiality agreement to which it or any of its respective Subsidiaries is a party; and during such period shall enforce, to the fullest extent permitted under Applicable Law, the confidentiality provisions of such agreement, including by obtaining injunctions to prevent any breaches of such provisions and to enforce specifically such provisions thereof in any court of the United States of America or any state having jurisdiction;

(v) shall not cause the acceleration of rights, benefits or payments under any Toreador Plans other than any such acceleration resulting from the consummation of the Combination and the transactions expressly provided for herein;

(w) except in the ordinary course of business, shall not, and shall not permit its Subsidiaries to, enter into forward sales contracts, fixed price contracts, fixed price swaps, collars, options or other hedging arrangements, except as permitted by such programs currently in effect and approved by Toreador’s Board of Directors as of the date hereof;

(x) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Toreador or any of its Subsidiaries (other than the Combination and the Toreador Merger and other than a merger among wholly-owned Subsidiaries of Toreador), or enter into any agreement with respect to the voting of its capital stock or other securities held by Toreador or any of its Subsidiaries;

(y) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to retain cash and cash equivalents as reasonably necessary to avoid the mutual condition set forth in Section 7.01(h) hereof failing to be satisfied; and

(z) shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the foregoing actions.

Section 6.02  Conduct of ZaZa’s Businesses.  Prior to the Effective Time, except as expressly set forth in the ZaZa Disclosure Letter or as expressly permitted by any other provision of this Agreement, unless Toreador, has consented in writing thereto (which consent shall not be unreasonably withheld, delayed or conditioned), ZaZa:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course;

(b) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their respective business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

(c) shall not amend the ZaZa Organizational Documents or the certificate of incorporation, by-laws or comparable organizational documents of any of its Subsidiaries or effect any split or reverse split of the ZaZa Membership Interests or any shares of capital stock of its Subsidiaries;

(d) shall not, and shall not permit its Subsidiaries to, (i) issue any ZaZa Membership Interests or shares of capital stock of any of its Subsidiaries (other than to ZaZa or one of its wholly-owned Subsidiaries); (ii) grant, confer or award any option, warrant, conversion right or other right to acquire any ZaZa Membership Interests or shares of capital stock of any of its Subsidiaries; (iii) increase any compensation or benefits of employees, officers, or directors, except for non-material increases in benefits in the ordinary course of business consistent with past practice, or enter into or amend any employment, severance, change in control, retention, or similar plans, arrangements or agreements with any of its present or future officers or directors, except (A) offer letters that do not provide for severance with new employees consistent with past practice or (B) amendments to the extent required by Applicable Law, or (iv) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend (except to the extent required by Applicable Law) any existing employee benefit plan in any material respect;

(e) shall not, and shall not permit its Subsidiaries to (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any ZaZa Membership Interests or equity interests of any of its Subsidiaries, except for (w) dividends and distributions from Subsidiaries of ZaZa to ZaZa, (x) distributions to the Members as a return of their capital in ZaZa, not to exceed $13,900,000 in the aggregate (any such distributions made prior to Closing are referred to herein collectively as the “Pre-Closing Distributions”), (y) distributions necessary for the Members to pay Taxes allocable to net gain and net income of ZaZa in accordance with the ZaZa Organizational Documents for any period ending on or before December 31, 2010 (and such tax distributions under this clause (y) shall be permitted notwithstanding any provision to the contrary in this Agreement and shall not be deemed to constitute a breach or violation of any other covenant or agreement in this Agreement), and (z) distributions necessary for the Members to pay Taxes allocable to net gain and net income of ZaZa in accordance with the ZaZa Organizational Documents for any period beginning after December 31, 2010 and preceding the Effective Time (provided that if the Effective Time has not occurred on or before January 14, 2012, such tax distributions under this clause (z) shall be thereafter permitted notwithstanding any provision to the contrary in this Agreement and shall not be deemed to constitute a breach or violation of any other covenant or agreement in this Agreement) (to the extent that such tax distributions under this clause (z) have not been made prior to the Effective Time, the “Tax Distributions”), provided, however, that any distributions made under clause (x) above or made prior to January 14, 2012 under clause (z) above shall only be permitted if and to the extent that such distributions, together with all other payments or distributions made or to be made by ZaZa prior to, as of or in connection with the Closing, would not reasonably be expected to cause the mutual condition set forth in Section 7.01(h) hereof to fail to be satisfied, (ii) pay to any Member or the controlling person of any Member any compensation, including back salary, bonuses, incentive compensation and other compensation payable in respect of periods prior to the Closing or in connection with the transactions contemplated hereby (other than base salary and benefits in the ordinary course of business consistent with past practice) (such amounts owing under existing employment agreements provided to Toreador prior to the date hereof in excess of base salary and benefits, “Additional Compensation”), provided, however, that Additional Compensation may only be paid if and to the extent that such payments, together with all other payments or distributions made or to be made by ZaZa prior to, as of or in connection with the Closing, would not reasonably be expected to cause the mutual condition set forth in Section 7.01(h) hereof to fail to be satisfied, (iii) repay any of the loans made to ZaZa prior to the date hereof by any Member or the controlling person of any ZaZa Member (the “Member Loans”), provided, however, that such Member Loans may only be repaid to the extent that such repayments, together with all other payments or distributions made or to be made by ZaZa prior to, as of or in connection with the Closing, would not reasonably be expected to cause the mutual condition set forth in Section 7.01(h) hereof to fail to be satisfied, or (iv) redeem, purchase or otherwise acquire any ZaZa Membership Interests or equity interests of any of its Subsidiaries or any option, warrant, conversion right or other right to acquire such ZaZa Membership Interests or shares, or make any commitment for any such action;

(f) shall not, and shall not permit any of its Subsidiaries to, sell, lease, encumber or otherwise dispose of (by merger or otherwise), or enter into a contract to sell, lease, encumber or otherwise dispose of (by merger or otherwise), of any of its assets (including capital stock of Subsidiaries) or other properties, except for (i) sales of inventory or products in the ordinary course of business and (ii) sales of surplus or obsolete equipment;

(g) shall not, and shall not permit any of its Subsidiaries to, enter into any joint venture outside the ordinary course of business, enter into any partnership or make any election to treat any venture with a third party as a partnership, make or commit to make capital expenditures, or acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets or securities, except that ZaZa and its Subsidiaries may make and commit to make capital expenditures and such acquisitions relating to the exploration, production or development of oil and gas properties that do not involve payments by it and its Subsidiaries that, in the aggregate, exceed $10,000,000.

(h) except as may be required as a result of a change in law or in generally accepted accounting principles, change, or permit any of its Subsidiaries to change, any of the accounting principles or practices used by it;

(i) shall, and shall cause each of its Subsidiaries to, use reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for such party;

(j) shall not, and shall not permit any of its Subsidiaries to, institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority for amounts in excess of $100,000 individually or $200,000 in the aggregate;

(k) shall not, and shall not permit any of its Subsidiaries to, waive, release or assign any claims or rights having a value in excess of $100,000 individually or $200,000 in the aggregate;

(l) shall, and shall cause each of its Subsidiaries to, complete and file, consistent with past practice, all Tax Returns required to be filed by them and their respective Subsidiaries and shall pay all amounts shown due on such Tax Returns;

(m) shall not, and shall not permit any of its Subsidiaries to, (i) make or rescind any material express or deemed election relating to Taxes unless it is reasonably expected that such action will not, individually or in the aggregate, materially and adversely affect Toreador, ZaZa or the Company, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes except where such settlement or compromise will not, individually or in the aggregate, materially and adversely affect Toreador, ZaZa or the Company, (iii) make any material amendment to any Tax Return except for such amendments that are reasonably expected not to, individually or in the aggregate, materially and adversely affect Toreador, ZaZa or the Company, (iv) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, other than in the ordinary course of business or (v) change in any material respect any of its methods of reporting any item for federal income Tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by Applicable Law and except for such changes that are reasonably expected not to, individually or in the aggregate, materially and adversely affect Toreador, ZaZa or the Company;

(n) shall not, and shall not permit any of its Subsidiaries to, (i) incur any Indebtedness for borrowed money in excess of $2,000,000, except for its Permitted Indebtedness, (ii) except in the ordinary course of business, enter into any material lease (whether such lease is an operating or capital lease) or create any material mortgages, liens, security interests or other encumbrances on the property of ZaZa or any of its Subsidiaries in connection with any Indebtedness thereof, except for liens securing Permitted Indebtedness, or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to ZaZa or any of its Subsidiaries and other than for cash management purposes in the ordinary course of business;

(o) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, enter into, amend, modify, extend or terminate any ZaZa Material Contact, or waive any rights or claims thereunder;

(p) shall not, and shall not permit any of its Subsidiaries to, enter into new contracts to sell Hydrocarbons other than in the ordinary course of business, but in no event having a duration of more than six months;

(q) (i) shall not, and shall not permit any of its Subsidiaries to, engage in any exploration, development, drilling, well completion or other development activities, other than in the ordinary course of business, or (ii) create or incur any Production Burden on any of ZaZa’s or any of its Subsidiaries’ Oil and Gas Interests or other properties or assets with a cost-free interest in any given year in excess of 30%;

(r) shall not, and shall not permit any of its Subsidiaries to, enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $200,000, other than pursuant to agreements or commitments existing on the date hereof;

(s) shall not, and shall not permit any of its Subsidiaries to, non-consent or agree to non-consent with respect to any Oil and Gas Interests;

(t) subject to Section 6.06, shall not, and shall not permit its Subsidiaries to, take any action that would reasonably be expected to delay materially or adversely affect the ability of any of the parties hereto to (1) obtain any consent, authorization, order or approval of any Governmental Authority or the expiration of any applicable waiting period required to consummate the Combination or (2) consummate the Combination;

(u) shall not, and shall not permit its Subsidiaries to, terminate, amend, modify or waive any provision of any confidentiality agreement to which it or any of its respective Subsidiaries is a party; and during such period shall enforce, to the fullest extent permitted under Applicable Law, the confidentiality provisions of such agreement, including by obtaining injunctions to prevent any breaches of such provisions and to enforce specifically such provisions thereof in any court of the United States of America or any state having jurisdiction;

(v) shall not cause the acceleration of rights, benefits or payments under any ZaZa Plans;

(w) except in the ordinary course of business, shall not, and shall not permit its Subsidiaries to, enter into forward sales contracts, fixed price contracts, fixed price swaps, collars, options or other hedging arrangements, except as permitted by such programs currently in effect and approved by ZaZa’s managers as of the date hereof;

(x) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of ZaZa or any of its Subsidiaries (other than the Combination and the ZaZa Contribution and other than a merger among wholly-owned Subsidiaries of ZaZa), or enter into any agreement with respect to the voting of its capital stock or other securities held by ZaZa or any of its Subsidiaries;

(y) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to retain cash and cash equivalents as reasonably necessary to avoid the mutual condition set forth in Section 7.01(h) hereof failing to be satisfied; and

(z) shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the foregoing actions.

Section 6.03  No Solicitation By Toreador.

(a) Toreador agrees that it and its Subsidiaries (i) will not (and it will instruct and use its reasonable best efforts not to permit their officers, directors, employees, agents or representatives, including, without limitation, any investment banker, attorney or accountant (collectively, “Representatives”), to), directly or indirectly through another person, initiate, solicit or knowingly encourage (including by way of furnishing material non-public information), or knowingly facilitate, any Toreador Acquisition Proposal (as defined below) or participate or engage in any discussions or negotiations concerning, or provide any non-public information or data relating to Toreador or any of its Subsidiaries in connection with, a Toreador Acquisition Proposal; and (ii) will, and will cause its Representatives to, immediately cease and cause to be terminated any existing discussions, solicitations or negotiations with any third parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, at any time prior to the Toreador Cutoff Date (as defined in Section 6.03(e)), in response to a bona fide written unsolicited Toreador Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.03(a) and that the Board of Directors of Toreador determines in good faith (after consultation with outside counsel and a financial advisor of internationally recognized reputation) could reasonably be expected to lead to a Toreador Superior Proposal (as defined below), Toreador may, if its Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so could be inconsistent with its fiduciary duties under Applicable Law, (A) furnish information with respect to Toreador and its Subsidiaries to the person making such Toreador Acquisition Proposal (and its Representatives and financing sources) pursuant to a customary confidentiality agreement no less restrictive (including with respect to standstill provisions) on the other party than the Toreador/ZaZa Confidentiality Agreements) and (B) participate in discussions or negotiations with the person making such Toreador Acquisition Proposal (and its Representatives); provided, however, that (i) ZaZa shall be entitled to receive an executed copy of such confidentiality agreement prior to or substantially simultaneously with Toreador furnishing information to the person making such Toreador Acquisition Proposal or its Representatives and (ii) Toreador shall simultaneously provide or make available to ZaZa any material non-public information concerning Toreador or any of its Subsidiaries that is provided to the person making such Toreador Acquisition Proposal or its Representatives which was not previously provided or made available to ZaZa).

For purposes of this Agreement, “Toreador Acquisition Proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transaction, of assets or businesses that constitute 20% or more of the revenues, net income or the assets of Toreador and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of Toreador or any of its Significant Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Toreador or any of its Significant Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Toreador or any of its Subsidiaries pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Toreador or any of its Significant Subsidiaries or of any resulting parent company of Toreador or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

For purposes of this Agreement, “Toreador Superior Proposal” means any bona fide written proposal or offer made by a third party that if consummated would result in such person’s (or its stockholders’) owning, directly or indirectly, more than 50% of the shares of Toreador Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Toreador, which (i) the Board of Directors of Toreador determines in good faith (after consultation with a financial advisor and outside counsel) to be more favorable to the stockholders of Toreador than the Combination, taking into account all the terms and conditions of such proposal, and this Agreement (including any proposal or offer by ZaZa to amend the terms of this Agreement and the Combination during the applicable time periods specified in Section 8.03(b)) and (ii) the Board of Directors of Toreador believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal that the Board of Directors deems relevant.

For purposes of the definitions of “Toreador Acquisition Proposal” and “Toreador Superior Proposal” and this Section 6.03(a), the term “person” shall include any group within the meaning of Section 13(d) of the Exchange Act.

(b) Subject to Section 8.03(b), neither the Board of Directors of Toreador nor any committee thereof shall (i) withdraw or modify in a manner adverse to ZaZa, or resolve to withdraw or modify in a manner adverse to ZaZa, the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Toreador Merger, the Combination or the other transactions contemplated by this Agreement, (ii) approve any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or similar agreement relating to any Toreador Acquisition Proposal or (iii) approve or recommend, resolve to approve, endorse or recommend, any Toreador Acquisition Proposal (any of the foregoing actions in clauses (i) through (iii), whether taken by the Board of Directors of Toreador or a committee thereof, a ‘‘Toreador Adverse Recommendation Change”). Notwithstanding the foregoing, but subject to Section 6.03(a), prior to the Toreador Cutoff Date, the Board may make a Toreador Adverse Recommendation Change if (i) the Board of Directors of Toreador determines in good faith, after consultation with its outside counsel and financial advisors, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law, (ii) the Board provides ZaZa with advance written notice of the intention to make a Toreador Adverse Recommendation Change, and (iii) if the Toreador Adverse Recommendation Change is based on the receipt of a Toreador Acquisition Proposal, such Toreador Acquisition Proposal did not result from a breach of Section 6.03(a).

(c) Toreador promptly (and in any event within 24 hours) shall advise ZaZa orally and in writing of (i) the receipt of any Toreador Acquisition Proposal, (ii) any request for non-public information relating to Toreador or its Subsidiaries which, in the good faith judgment of the Board is reasonably likely to lead to an Toreador Acquisition Proposal, (iii) the identity of the person making any such Toreador Acquisition Proposal and (iv) the material terms of any such Toreador Acquisition Proposal (including copies of any material document evidencing such Toreador Acquisition Proposal or inquiry). Toreador shall keep ZaZa reasonably informed on a current basis of any material change to the terms of any such Toreador Acquisition Proposal.

(d) Nothing contained in this Section 6.03 shall prohibit Toreador from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any required disclosure to the stockholders of Toreador if, in the good faith judgment of the Board of Directors of Toreador (after consultation with outside counsel) failure to so disclose would constitute a violation of Applicable Law or fiduciary duty.

(e) For purposes of this Agreement, the term “Toreador Cutoff Date” means the date the condition set forth in Section 7.01(a) is satisfied.

Section 6.04  No Solicitation By ZaZa.

(a) ZaZa agrees that it and its Subsidiaries, and each of the Members agrees that he, (i) will not (and it will instruct and use reasonably best efforts not to permit their Representatives) to, directly or indirectly through another person, solicit, initiate or knowingly encourage (including by way of furnishing material non-public information), or knowingly facilitate, any inquiry or the making of any ZaZa Acquisition Proposal (as defined below) or participate or engage in any discussions or negotiations concerning, or provide any information or data relating to ZaZa or any of its Subsidiaries in connection with, a ZaZa Acquisition Proposal; and (ii) will, and will cause its Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any of the foregoing. Neither the managers of ZaZa nor any committee thereof nor any of the Members shall recommend, adopt or approve any ZaZa Acquisition Proposal or approve or recommend or instruct ZaZa or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement for any ZaZa Acquisition Proposal. Prior to the Effective Time, unless Toreador has consented in writing thereto (which consent shall not be unreasonably withheld, delayed or conditioned), no Member shall, directly or indirectly, sell, transfer, dispose or incur any Lien in respect of, any ZaZa Membership Interest or permit any ZaZa Membership Interest beneficially owned by him, directly or indirectly, to be sold, transferred, disposed of or for any Lien to be incurred in respect thereof.

For purposes of this Agreement, “ZaZa Acquisition Proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transaction, of assets or businesses that constitute 20% or more of the revenues, net income or the assets of ZaZa and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of ZaZa or any of its Significant Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of ZaZa or any of its Significant Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving ZaZa or any of its Subsidiaries pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of ZaZa or any of its Significant Subsidiaries or of any resulting parent company of ZaZa, other than the transactions contemplated by this Agreement.

For purposes of the definitions of “ZaZa Acquisition Proposal” and this Section 6.04(a), the term “person” shall include any group within the meaning of Section 13(d) of the Exchange Act.

(b) In addition to the obligations of ZaZa set forth in paragraph (a) of this Section 6.04, ZaZa and each Member shall promptly (and in any event within two Business Days) advise Toreador orally and in writing of (i) the receipt of any ZaZa Acquisition Proposal, (ii) any request for non-public information relating to ZaZa or its Subsidiaries which, in the good faith judgment of the Members is reasonably likely to lead to a ZaZa Acquisition Proposal, (iii) the identity of the person making any such ZaZa Acquisition Proposal, and (iv) the material terms of any such ZaZa Acquisition Proposal (including copies of any material document evidencing such ZaZa Acquisition Proposal or inquiry). ZaZa shall keep Toreador reasonably informed of any material change to the terms of any such ZaZa Acquisition Proposal.

Section 6.05  Meeting of Stockholders.

(a) Toreador will take all action necessary in accordance with Applicable Law and its certificate of incorporation and by-laws to convene a meeting of its stockholders as promptly as practicable after the

Registration Statement (as defined in Section 6.10(a)) has been declared effective to consider and vote upon the approval and adoption of this Agreement and the transactions contemplated hereby.

(b) Toreador, through its Board of Directors, shall recommend approval of such matters and use its reasonable best efforts to solicit stockholder approval; provided that the Board of Directors of Toreador may at any time prior to the Toreador Cutoff Date, to the extent permitted by Section 6.03, make a Toreador Adverse Recommendation Change, if its Board of Directors determines in good faith (after consultation with outside counsel and financial advisors) that the failure to make a Toreador Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Article 8 and subject to compliance with Article 8, Toreador, regardless of whether the Board of Directors of Toreador has approved, endorsed or recommended a Toreador Acquisition Proposal or has made a Toreador Adverse Recommendation Change, will submit this Agreement for approval by the stockholders of Toreador at such meeting.

(c) Toreador and ZaZa, in their capacity as stockholders of the Company, shall take all requisite action to (i) approve the Company Certificate of Incorporation and (ii) cause the Company to adopt and approve this Agreement and the transactions contemplated by this Agreement as the sole stockholder of Thor Merger Sub. The Board of Directors of the Company shall take all requisite action to approve the Company Bylaws.

Section 6.06  Filings; Reasonable Best Efforts.

(a) Subject to the terms and conditions herein provided, Toreador and ZaZa shall:

(i) promptly (but in no more than 15 business days from the date hereof) make their respective filings under any applicable non-U.S. competition, antitrust or premerger notification laws (“Non-U.S. Antitrust Laws”) with respect to the transactions contemplated hereby and thereafter shall promptly make any other required submissions under Non-U.S. Antitrust Laws; use their reasonable best efforts to cooperate with one another in (a) determining which other filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Authorities of the United States, the several states, and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Combination and the transactions contemplated hereby; and (b) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;

(ii) promptly notify the other parties prior to initiating any communication with any Governmental Authority concerning this Agreement or the transactions contemplated hereby and permit the other parties to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Authority;

(iii) not agree to participate in any meeting or discussion with any Governmental Authority in respect of any filings, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat;

(iv) furnish the other parties with copies of all correspondence, filings and written communications (and memoranda setting forth the substance of all oral communications) between them and their Affiliates and their respective representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to this Agreement and the Combination; and

(v) furnish the other parties with such necessary information and reasonable assistance as such other parties and their respective Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Authorities, including, any filings necessary or appropriate under the provisions of Non-U.S. Antitrust Laws.

(b) Without limiting Section 6.06(a) but subject to Section 6.06(c), ZaZa and Toreador shall:

(i) each use its or his reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable under this Agreement to consummate the transactions contemplated hereby as promptly as practicable, including using its reasonable best efforts to obtain as promptly as practicable all consents, approvals, permits or authorizations of Governmental Authorities (including the submission of any required filings to and obtaining any required consents, approvals, permits or authorizations of the BEPH) or other third parties to consummate the transactions contemplated hereby and to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the Closing, including without limitation defending through litigation on the merits any claim asserted in any court by any party;

(ii) each use its or his reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any Governmental Authority with respect to the Combination so as to enable the Closing to occur as promptly as practicable; and

(iii) each use its or his reasonable best efforts to cause the receipt of Company Common Stock in exchange for Toreador Common Stock and ZaZa Membership Interests and Lara Sub Shares, if applicable, pursuant to the Toreador Merger and the ZaZa Contribution to qualify either as a reorganization under Section 368(a) of the Code or as a nonrecognition transaction under Section 351 of the Code;

(c) Notwithstanding the foregoing, no party shall be required by this Agreement to take any material actions, or agree to any material divestitures, licenses, hold separate arrangements or similar matters, including material covenants affecting business operating practices.

Section 6.07  Takeover Law.  None of the parties shall take any action that would cause the transactions contemplated by this Agreement to be subject to the requirements of any Takeover Law (as defined below). If any Takeover Law shall become applicable to the transactions contemplated by this Agreement, each of the Company, Toreador and ZaZa, the members of Toreador’s Boards of Directors and the Members of ZaZa shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby, and otherwise act to eliminate or minimize the effects of such Takeover Law on the transactions contemplated hereby. “Takeover Law” shall mean any “fair price”, “moratorium”, “control share acquisition” or other anti-takeover statute or regulation, including Section 203 of the DGCL.

Section 6.08  Inspection.  From the date hereof to the Effective Time, each of Toreador and ZaZa shall allow all Representatives of Toreador or ZaZa, as the case may be, access at all reasonable times upon reasonable notice to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of Toreador and ZaZa and their respective Subsidiaries, including inspection of such properties; provided that no investigation pursuant to this Section 6.08 shall affect any representation or warranty given by any party hereunder; provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of Applicable Law, rules or regulations, which such party reasonably believes constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contracts or agreements with third parties. The parties hereto will make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Toreador and ZaZa agree that it will not, and will cause its respective Representatives not to, use any information obtained pursuant to this Section 6.08 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All information provided by a party to the other party hereunder shall be subject to the terms of the confidentiality agreements, each dated May 26, 2011 (the ‘‘Toreador/ZaZa Confidentiality Agreements”), between Toreador and ZaZa. If any person is injured as a result of any inspection or testing of any property of Toreador or any of its Subsidiaries, ZaZa shall defend, indemnify and hold harmless Toreador and its Subsidiaries from any liabilities, damages, losses and expenses, including reasonable attorneys’ fees and expenses, incurred in connection with any such injury, other than any injury attributable to any gross negligence or willful misconduct of Toreador or any of its Subsidiaries. If any person is injured as a result of any inspection or testing of any property of ZaZa or any of its Subsidiaries, Toreador shall defend, indemnify and hold harmless ZaZa and its Subsidiaries from any liabilities, damages, losses and expenses, including reasonable attorneys’ fees and expenses, incurred in connection with any such injury, other than any injury attributable to any gross negligence or willful misconduct of ZaZa or any of its Subsidiaries.

Section 6.09  Publicity.  The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by Applicable Law or by obligations pursuant to any listing agreement with any national securities exchange.

Section 6.10  Registration Statement.

(a) Toreador and ZaZa shall cooperate to prepare and shall use their reasonable best efforts to cause the Company to file with the SEC as soon as practicable a Registration Statement on Form S-4 under the Securities Act (the “Registration Statement”), and in any event, within 30 days of the date hereof, with respect to the shares of Company Common Stock issuable to the stockholders of Toreador pursuant to the Toreador Merger and issuable pursuant to the conversion of the 8.00%/7.00% Convertible Notes. A portion of the Registration Statement shall also serve as the joint proxy statement with respect to the meeting of the stockholders of Toreador in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement/Prospectus”). The respective parties will cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Toreador and ZaZa shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Combination and the transactions contemplated hereby. Toreador and ZaZa shall use their reasonable best efforts to cause the Company to obtain, prior to the effective date of the Registration Statement, all necessary state or foreign securities law or “blue sky” permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto.

(b) Toreador shall cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC and in any event within 15 days thereafter.

(c) Each of Toreador and ZaZa agree that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meeting of stockholders of Toreador, or, in the case of information provided by it for inclusion in the Registration Statement or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Each of Toreador and ZaZa further agrees that if it shall become aware, prior to the time of Toreador’s stockholders’ meeting, of any information that would cause any of the statements in the Proxy Statement/Prospectus or in the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary in order to make the statements made therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement/Prospectus.

(e) Toreador and ZaZa will advise the Company and each other, promptly after Toreador or ZaZa, as the case may be, receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Company Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(f) Toreador and ZaZa will promptly provide each other copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement. Toreador and ZaZa will promptly provide each other with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such party the reasonable opportunity to comment thereon prior to delivery to the SEC.

Section 6.11  Listing Application.  Each of Toreador and ZaZa shall use its reasonable best efforts to cause the Company to promptly prepare and submit to NASDAQ a listing application covering the Company Common Stock to be issued pursuant to the Combination, and conversion of the 8.00%/7.00% Convertible Notes after consummation of the Combination, and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for such listing, subject to official notice of issuance.

Section 6.12  Expenses.  Whether or not the Combination is consummated but subject to Section 8.05, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Without limiting the generality of the foregoing, Toreador shall pay the costs, expenses and filing fees for the Toreador Regulatory Filings made in connection with the Combination and for printing and distributing the Registration Statement and the Proxy Statement/Prospectus. Notwithstanding the foregoing, Toreador and ZaZa shall share equally the costs, expenses and filing fees for any filings, consents, approvals and authorizations incurred in connection with the Contribution Indebtedness.

Section 6.13  Directors’ and Officers’ Indemnification and Insurance.

(a) The Company shall (A) indemnify and hold harmless all past and present directors and officers of Toreador and its Subsidiaries (in all of their capacities) (x) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Toreador pursuant to Toreador’s certificate of incorporation, by-laws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Toreador and its Subsidiaries and (y) without limitation to clause (x), to the fullest extent permitted by Applicable Law, in each case for acts or omissions in their capacities as directors and officers occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (B) include and cause to be maintained in effect in Toreador Surviving Corporation’s (or any successor’s) certificate of incorporation and by-laws after the Effective Time provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in Toreador’s certificate of incorporation and by-laws, (C) periodically advance to any such indemnitee its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to clause (c) of this Section 6.13, and subject to the providing by such indemnitee of an undertaking to reimburse all amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such indemnitee is not entitled thereto and (D) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (“D&O Insurance”) maintained by Toreador (provided that Toreador Surviving Corporation (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall the Company or Toreador Surviving Corporation be required pursuant to this Section 6.13(a) to expend in any one year an amount in excess of 300% of the last annual premium paid by Toreador for such insurance prior to the date hereof, the amount of such annual premium being set forth in Section 6.13(a) of the Toreador Disclosure Letter; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Toreador Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Toreador may extend coverage, effective as of the Effective Time, under Toreador’s D&O Insurance by obtaining a six-year

“tail” policy prior to the Closing on terms and conditions no less advantageous to the covered persons than Toreador’s existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 6.13(a).  If such “tail” policy has been obtained by Toreador prior to the Closing, Toreador Surviving Corporation shall maintain such policies in full force and effect and continue to honor Toreador’s obligations thereunder. From and after the Effective Time, the Company will guarantee the obligations of Toreador Surviving Corporation under this Section 6.13(a).

(b) The Company shall (A) indemnify and hold harmless all past and present directors and officers of ZaZa and its Subsidiaries (in all of their capacities) (x) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by ZaZa pursuant to the ZaZa Organizational Documents and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of ZaZa and its Subsidiaries and (y) without limitation to clause (x), to the fullest extent permitted by Applicable Law, in each case for acts or omissions in their capacities as directors and officers occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (B) include and cause to be maintained in effect in the ZaZa Surviving Company (or any successor’s) limited liability company agreement or other organizational documents after the Effective Time provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the ZaZa Organizational Documents, (C) periodically advance to any such indemnitee its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the following clause (c) of this Section 6.13, and subject to the providing by such indemnitee of an undertaking to reimburse all amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such indemnitee is not entitled thereto and (D) cause to be maintained for a period of six years after the Effective Time the current D&O Insurance maintained by ZaZa (provided that ZaZa Surviving Company (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall the Company or the ZaZa Surviving Company be required pursuant to this Section 6.13(b) to expend in any one year an amount in excess of 300% of the last annual premium paid by ZaZa for such insurance prior to the date hereof, the amount of such annual premium being set forth in Section 6.13(b) of the ZaZa Disclosure Letter; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the ZaZa Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. ZaZa may extend coverage, effective as of the Effective Time, under ZaZa’s D&O Insurance by obtaining a six-year “tail” policy prior to the Closing on terms and conditions no less advantageous to the covered persons than ZaZa’s existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 6.13(b). If such “tail” policy has been obtained by ZaZa prior to the Closing, the ZaZa Surviving Company shall maintain such policies in full force and effect and continue to honor ZaZa’s obligations thereunder. From and after the Effective Time, the Company will guarantee the obligations of the ZaZa Surviving Company under this Section 6.13(b).

(c) Neither Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel for all indemnitees in any single claim except to the extent that, in the opinion of independent legal counsel selected by the indemnitee, which counsel shall be reasonably acceptable to the Company, representation of two or more of such indemnitees would present a conflict of interest under applicable standards of conduct in the legal profession. Neither Surviving Corporation shall be liable for any settlement effected without its written consent, which consent shall not unreasonably be withheld.

(d) The obligations of the Company and the Surviving Companies under this Section 6.13 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.13 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.13 applies shall be third party beneficiaries of this Section 6.13). In the event that the Company, Toreador Surviving Corporation or ZaZa or any of their respective successors or assigns (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (B) transfers all or substantially all its properties and assets to any person, then and in each case, proper provision shall be made so that the successors and assigns of such person or entity assume the indemnification obligations set forth in this Section 6.13.

Section 6.14  Taxes.

(a) The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of Toreador, ZaZa and each of their Subsidiaries that are filed after the Closing Date. For all income Tax Returns of Toreador, ZaZa and each of their Subsidiaries related to taxable periods ending on or before the Closing Date and for taxable periods beginning before and ending after the Closing Date, (i) except as required by Law, such Tax Returns shall be prepared consistent with past practice and, (ii) in the case of such Tax Returns of ZaZa and its Subsidiaries, the Company shall permit the Members to review and comment on each such income Tax Return prior to filing. The Company and the Members of ZaZa shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of such Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding with respect to Taxes. The Company shall promptly notify the Members of any audit, litigation or other proceeding related to Taxes of ZaZa or any of its Subsidiaries that could affect the individual Tax liability of the Members of ZaZa.

(b) Each party hereto agrees to report (i) the receipt of Company Common Stock in exchange for ZaZa Membership Interests and Lara Sub Shares pursuant to the ZaZa Contribution and (ii) the receipt of Company Common Stock in exchange for Toreador Common Stock pursuant to the Toreador Merger consistently with the Private Letter Ruling; provided, however, Toreador, in its reasonable discretion, may report the Toreador Merger as a reorganization under Section 368(a) of the Code.

(c) The Company and the Members agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d) All Tax sharing agreements or similar agreements with respect to or involving ZaZa or any of its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, neither ZaZa nor any of its Subsidiaries shall be bound thereby or have any liability thereunder.

(e) From and after the date hereof and until the Effective Time, none of Toreador or ZaZa or any of their respective Subsidiaries shall knowingly (i) take any action, or fail to take any reasonable action, as a result of which the receipt of Company Common Stock in exchange for Toreador Common Stock would fail to qualify either as a reorganization under Section 368(a) of the Code or as a nonrecognition transaction under Section 351 of the Code, (ii) take any action, or fail to take any reasonable action, as a result of which the receipt of Company Common Stock in exchange for ZaZa Membership Interests and Lara Sub Shares, if applicable, would fail to qualify as a nonrecognition transaction under Section 351 of the Code or (iii) enter into any contract, agreement, commitment or arrangement to take or fail to take any such action described in (i) or (ii). If the Private Letter Ruling is not obtained or is not reasonably acceptable to Toreador or ZaZa, each of the parties shall use its reasonable best efforts to obtain the opinions of counsel referred to in Section 7.02(e) and 7.03(e).

(f) ZaZa shall promptly notify Toreador if ZaZa’s plan or intention with respect to Toreador’s historic business as described in Section 5.10(g) of this Agreement changes.

(g) Following the Effective Time, the Company shall not knowingly take any action or knowingly cause any action to be taken which would cause the receipt of Company Common Stock in exchange for (i) Toreador Common Stock to fail to qualify either as a reorganization under Section 368(a) of the Code or as a nonrecognition transaction under Section 351 of the Code; or (ii) ZaZa Membership Interests and Lara Sub Shares, if applicable, to fail to qualify as a nonrecognition transaction under Section 351 of the Code. For the avoidance of doubt, no action shall be prohibited pursuant to this Section 6.14(g) as long as the receipt of

Company Common Stock in exchange for Toreador Common Stock qualifies as a nonrecognition transaction under Section 351 of the Code.

(h) Upon the later of February 15, 2012, and the date that is 45 days following the Closing Date (the “Distribution Date”), the Company shall cause ZaZa to make a distribution to the Members, as former members of ZaZa on account of their prior ownership of the ZaZa Membership Interests, in an aggregate amount equal to (i) the product of (x) the aggregate amount of ZaZa’s net income and net gain allocated to such Members in accordance with the ZaZa Organizational Documents for any taxable period since inception through the Closing Date, multiplied by (y) the highest marginal federal income tax rate (the “Distribution Amount”), minus (ii) the sum of (A) tax distributions made by ZaZa to the Members prior to Closing with respect to such periods plus (B) any Tax Distributions included in a note issued by ZaZa to the Members pursuant to the terms of the Contribution Agreement. If the Members have received tax distributions, whether in cash or in a note, for such periods in excess of the Distribution Amount, each Member, severally and not jointly, will repay one third of such excess to ZaZa by the Distribution Date. The determination of the Distribution Amount shall be determined based on the K-1s for such periods that were either previously delivered to the Members as of the date hereof or that are prepared by “Mohle Adams, Certified Public Accountants” after the date hereof.*

Section 6.15  Employee Benefits.

(a) From and after the Effective Time, the Company shall honor, and shall cause Toreador Surviving Corporation and ZaZa to honor, in accordance with their terms, (i) all employment and severance agreements and all benefits and obligations under the other Toreador Plans and ZaZa Plans and (ii) all benefits and obligations under the plans and arrangements in which current and former directors of Toreador and ZaZa participate, in each case, as in effect on the date hereof (or as amended as contemplated hereby or with the prior written consent of the Company) or as amended thereafter as required by the terms thereof as in effect as of the date of the Agreement. Subject to the previous sentence, no provision of this Agreement shall be construed as a limitation on the right of the Company, Toreador Surviving Corporation and ZaZa to amend or terminate any of the foregoing agreements, plans and arrangements to the extent permitted by the terms thereof and Applicable Law, and no provision of this Agreement shall be construed to create a right in any employee, director or beneficiary that such employee, director or beneficiary would not otherwise have under any of the foregoing agreements, plans and arrangements.

(b) The Company shall, and shall cause Toreador Surviving Corporation and ZaZa to, give individuals who were employed by the Company, Toreador Surviving Corporation, ZaZa or their respective Subsidiaries as of the Effective Time (the “Affected Employees”) full credit for purposes of eligibility, vesting and determination of the level of benefits (other than benefit accrual under a defined benefit pension plan) under any employee benefit plans or arrangements maintained by the Company, Toreador Surviving Corporation and ZaZa or any of their respective Subsidiaries as of the Effective Time for such Affected Employees’ service with ZaZa or Toreador or any Subsidiary of ZaZa or Toreador to the same extent recognized by ZaZa or Toreador immediately prior to the Effective Time; provided, however, that no Affected Employee shall receive a duplication of benefits with respect to the same period of service.

(c) The Company shall, and shall cause Toreador Surviving Corporation and ZaZa to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any medical or dental benefit plans that the Affected Employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any medical or dental benefit plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) to the extent permitted by the applicable medical or dental plan, provide each Affected Employee with credit for the year in which the Effective Time occurs for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any medical and dental plans that the Affected Employees are eligible to participate in after the Effective Time.

* Reflects this paragraph as amended by an amendment to the merger agreement dated November 10, 2011.

(d) ZaZa and Toreador agree to cause the Company to adopt, prior to or as of the Effective Time, an equity compensation plan (the “New Equity Plan”) providing for the granting of stock options and other equity-based awards to the employees of the Company, Toreador Surviving Corporation and ZaZa and their respective Subsidiaries. The New Equity Plan shall authorize the grant of awards covering a number of shares of Company Common Stock as agreed by Toreador and ZaZa. The Company will adopt, and ZaZa and Toreador agree that, as the stockholders of the Company, they will approve the adoption of, the New Equity Plan prior to the Effective Time. If approval of the stockholders of Toreador of the New Equity Plan is also required for its adoption, the Board of Directors of Toreador shall submit the adoption of the New Equity Plan for consideration of and a vote by the stockholders of either or both of them, as applicable, at the meeting of stockholders referred to in Section 6.05 and, subject to its fiduciary duties under Applicable Law, recommend that its stockholders vote in favor of the adoption of the New Equity Plan.

(e) Prior to the Effective Time each of Toreador and ZaZa shall cause the Toreador Plans and the ZaZa Plans to be amended as necessary so that (i) no Affected Employee who, immediately prior to the Effective Time, was an employee of Toreador or one of its Subsidiaries shall be eligible to participate in a ZaZa Plan as of the Effective Time and (ii) no Affected Employee who, immediately prior to the Effective Time, was an employee of ZaZa or one of its Subsidiaries shall be eligible to participate in a Toreador Plan as of the Effective Time.

(f) ZaZa and Toreador and their respective Subsidiaries have taken or caused to be taken all action necessary such that neither the execution of this Agreement nor the consummation of any of the transactions contemplated by this Agreement shall constitute an event that requires the funding of any rabbi or similar trust.

Section 6.16  Notification.  Toreador, ZaZa and each of the Members shall give prompt notice to the other of (i) any representation or warranty made by it or him or contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it or him to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.17  Tax Matters.

(a) If the Private Letter Ruling has not been obtained, or the Private Letter Ruling is not reasonably satisfactory to Toreador and ZaZa, Toreador shall use its reasonable best efforts to deliver to Fried, Frank, Harris, Shriver & Jacobson LLP and Baker Botts, L.L.P. an officers’ certificate (“Tax Certificate”), dated as of the Closing Date and signed by an officer of Toreador, containing representations of Toreador (including those listed in Exhibit H), and ZaZa (and as reasonably requested by Baker Botts, L.L.P., each Member) shall use its reasonable best efforts to deliver to Baker Botts, L.L.P. and Fried, Frank, Harris, Shriver & Jacobson LLP a Tax Certificate, dated as of the Closing Date and signed by an officer of ZaZa, containing representations of ZaZa (including those listed in Exhibit I), in each case as shall be reasonably necessary or appropriate to enable Fried, Frank, Harris, Shriver & Jacobson LLP to render the opinion described in Section 7.02(e) and Baker Botts, L.L.P. to render the opinion described in Section 7.03(e) of this Agreement. At the request of Fried, Frank, Harris, Shriver & Jacobson, LLP, such Tax Certificates shall also include customary representations that are necessary or appropriate to enable Fried, Frank, Harris, Shriver & Jacobson, LLP to render an opinion described in Section 7.02(e)(i), but only to the extent that, immediately prior to the Combination, ZaZa, in its reasonable discretion, is able to provide the representations necessary to satisfy the continuity of business enterprise requirement of Treasury Regulation section 1.368-1(d).

(b) ZaZa shall use its reasonable efforts to obtain a private letter ruling from the Internal Revenue Service prior to the Closing Date substantially to the effect that (i) the receipt of Company Common Stock in exchange for ZaZa Membership Interests and Lara Sub Shares pursuant to the ZaZa Contribution will qualify as a nonrecognition transaction under Section 351 of the Code and (ii) the receipt of Company Common Stock in exchange for Toreador Common Stock pursuant to the Toreador Merger will qualify as a nonrecognition transaction under Section 351 of the Code and (the “Private Letter Ruling”).

(c) ZaZa shall (i) allow Toreador and/or Toreador’s designees a reasonable opportunity to review and comment on any written submissions to be made to the Internal Revenue Service in connection with the Private Letter Ruling, (ii) notify Toreador as soon as practicable after the occurrence of any material communications from the Internal Revenue Service regarding the Private Letter Ruling, and (iii) if practicable, permit Toreador to participate in any material communications with the Internal Revenue Service where the Internal Revenue Service has notified ZaZa that the Internal Revenue Service may be considering an adverse response with respect to any material issue in the Private Letter Ruling. ZaZa shall provide Toreador a copy of the Private Letter Ruling promptly upon receipt from the Internal Revenue Service.

Section 6.18  Indebtedness.

(a) Between the date hereof and the Effective Time, notwithstanding anything to the contrary contained herein, ZaZa shall be permitted to incur Indebtedness in an aggregate principal amount up to $100,000,000 on terms and conditions reasonably acceptable to Toreador, and Toreador shall be permitted to incur Indebtedness in an aggregate principal amount up to $66,000,000 on terms and conditions reasonably acceptable to ZaZa (collectively, the “Permitted Indebtedness”). ZaZa shall use the proceeds of the Permitted Indebtedness incurred by it prior to the Effective Time, subject to Section 6.02(y), solely for the purchase or lease of Oil and Gas Interests, to engage in exploration, development, drilling, or well completion activities, to license or purchase seismic data, to finance working capital needs or to pay costs and expenses incurred by ZaZa in connection with this Agreement and the transactions contemplated hereby; provided, that any such transaction between ZaZa and any of the Members or any officer or employee of ZaZa, or any Affiliate of the foregoing, shall be subject to the prior written consent of Toreador, which consent shall not be unreasonably withheld or delayed. The execution by ZaZa and/or its Subsidiaries and by Toreador and/or its Subsidiaries of the documents evidencing Permitted Indebtedness and the incurrence of Permitted Indebtedness in accordance with the foregoing shall not constitute a breach of any covenant, representation or warranty of ZaZa or Toreador, respectively, contained in this Agreement. The parties hereto agree to execute any consents or other documents necessary to permit ZaZa or Toreador to incur Permitted Indebtedness in compliance with this paragraph, it being understood and agreed that Toreador, its Subsidiaries and the Company shall not become obligated in respect of any Permitted Indebtedness of ZaZa at any time prior to the Effective Time, and that ZaZa, its Subsidiaries and the Company shall not become obligated in respect of any Permitted Indebtedness of Toreador at any time prior to the Effective Time.

(b) ZaZa and Toreador shall use their reasonable best efforts to cause the Company to enter into a definitive financing agreement pursuant to which at or prior to the Effective Time, the Company would incur Indebtedness in an aggregate principal amount of at least $50,000,000 (the ‘‘Contribution Indebtedness”), on terms reasonably acceptable to ZaZa and Toreador. If the Company incurs such Contribution Indebtedness, at the Effective Time, the Company shall use the proceeds of the Contribution Indebtedness to fund the cash to be paid at Closing to the Members pursuant to the Contribution Agreement, which cash amounts shall be paid to the Members by wire transfer of immediately available funds to an account or accounts designated by the Members on the Closing Date. No provision of this Agreement shall operate to restrict the Company from incurring the Contribution Indebtedness in accordance with the foregoing.

Section 6.19  Rights Plan.  Prior to the date hereof Toreador has taken all steps necessary under Toreador’s Shareholder Rights Plan, including under the Rights Agreement, dated as of June 20, 2011 (the “Rights Plan”), so that the entry by Toreador into this Agreement and the consummation of the transactions contemplated hereby shall not trigger any rights under the Rights Plan (at any time starting on the date hereof). Prior to or at the Closing, Toreador shall have taken all steps necessary to terminate the Rights Plan effective as of immediately prior to the Effective Time without any cost, expense or continuing liability to the Company, Toreador, ZaZa, each of their respective Subsidiaries or any of the Members.

ARTICLE 7

Conditions

Section 7.01  Conditions to Each Party’s Obligation to Effect the Combination.  The respective obligations of each party to effect the Combination shall be subject to the fulfillment or waiver by each of the parties to this Agreement (subject to Applicable Law) at or prior to the Closing Date of the following conditions:

(a) This Agreement and the Toreador Merger shall have been adopted and approved by the affirmative vote of holders of a majority of the outstanding shares of Toreador Common Stock voting as a single class.

(b) Any mandatory waiting periods under Non-U.S. Antitrust Laws (where the failure to observe such waiting period referred to in this clause (ii) would, in the reasonable judgment of either of Toreador or ZaZa, reasonably be expected to have a Company Material Adverse Effect (as defined in Section 9.09(g)) applicable to the consummation of the Combination shall have expired or terminated.

(c) None of the parties hereto shall be subject to any decree, order or injunction of a U.S. or French court of competent jurisdiction which prohibits or makes unlawful the consummation of either the ZaZa Contribution or the Merger.

(d) The Registration Statement shall have become effective and no stop order with respect thereto shall be in effect and no proceedings for that purpose shall have been commenced or threatened by the SEC.

(e) The shares of Company Common Stock to be issued pursuant to the Combination, and subject to the issuance for Toreador Stock Options, for Toreador Restricted Shares or in respect of convertible or exchangeable securities of Toreador outstanding at the Closing shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(f) The Company Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware and shall be effective in accordance with the DGCL.

(g) All required oil and gas related consents, approvals, declarations and authorizations of non-U.S. Governmental Authorities applicable to the consummation of the Combination shall have been obtained, or the waiting periods related thereto shall have expired or terminated, in each case, where the failure to (i) obtain such consents, approvals, declarations and authorizations or (ii) observe such waiting period would reasonably be expected to have a Company Material Adverse Effect (after giving effect to the Combination). Such required oil and gas related consents, approvals, declarations and authorizations of non-U.S. Governmental Authorities applicable to the consummation of the Combination shall include, but not be limited to, those set forth on Schedule 7.01(g) of the Toreador Disclosure Letter.

(h) The sum, without duplication, of (i) ZaZa’s cash and cash equivalents immediately prior to Closing, plus (ii) Toreador’s cash and cash equivalents immediately prior to Closing, plus (iii) any borrowing capacity available to ZaZa or Toreador under any credit facility immediately prior to Closing if the terms of the agreements governing such credit facility provide that such credit facility will continue in effect after the Closing, plus (iv) any cash or cash equivalents of ZaZa, Toreador or the Company reasonably expected to be funded (whether by borrowings, issuance of equity interests, or otherwise) prior to or substantially concurrently with the Closing, plus (v) any borrowing capacity reasonably expected to be available to ZaZa, Toreador or the Company within five (5) Business Days following the Closing, minus (vi) the amount of cash payable or that could become payable by the Company and its Subsidiaries after Closing for the items set forth on Schedule 7.01(h) to the Toreador Disclosure Letter and any other cash amounts payable by the Company, ZaZa or Toreador in connection with the Closing, shall be not less than $10,000,000.

Section 7.02  Conditions to Obligation of Toreador to Effect the Toreador Merger.  The obligation of Toreador to effect the Toreador Merger shall be subject to the fulfillment or waiver by Toreador at or prior to the Closing Date of the following conditions:

(a) ZaZa shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date; and Toreador shall have received a certificate of ZaZa, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(b) Each of the Members shall have performed in all material respects its covenants and agreements contained in the Contribution Agreement required to be performed on or prior to the Closing Date, including the consummation of the ZaZa Contribution.

(c) The representations and warranties (other than those in Sections 5.03, 5.19, 5.20 and 5.22) of ZaZa contained in this Agreement shall be true and correct in all respects (disregarding any materiality and ZaZa Material Adverse Effect qualifiers contained therein) as of the date hereof and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except for failures of such representations and warranties to be true and correct, individually or in the aggregate, that would not reasonably be expected to have a ZaZa Material Adverse Effect; the representations and warranties of ZaZa set forth in Section 5.03 shall be true and correct in all respects (other than de minimis inaccuracies); as of the date hereof and as of the Closing Date, the representations and warranties of ZaZa set forth in Sections 5.19, 5.20 and 5.22 shall be true and correct in all material respects as of the date hereof and as of the Closing Date; and Toreador shall have received a certificate of ZaZa, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(d) The representations and warranties of the Members set forth in the Contribution Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date.

(e) If the Private Letter Ruling has not been obtained, or the Private Letter Ruling is not reasonably satisfactory to Toreador, Toreador shall have received an opinion of counsel in form and substance reasonably satisfactory to Toreador, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to ZaZa, to the effect of any one of the following: (i) that the receipt of Company Common Stock in exchange for Toreador Common Stock pursuant to the Toreador Merger will qualify as a reorganization under Section 368(a) of the Code; (ii) that such receipt of Company Common Stock in exchange for Toreador Common Stock pursuant to the Toreador Merger will qualify as a nonrecognition transaction under Section 351 of the Code; or (iii) that such receipt of Company Common Stock in exchange for Toreador Common Stock pursuant to the Toreador Merger will qualify either as a reorganization under Section 368(a) of the Code or as a nonrecognition transaction under Section 351 of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Toreador and ZaZa as to such matters as such counsel may reasonably request, including those contained in this Agreement and in the Tax Certificates described in Section 6.17 of this Agreement. The condition set forth in this Section 7.02(e) shall not be waivable after receipt of the affirmative vote of stockholders referred to in Section 7.01(a), unless further stockholder approval is obtained with appropriate disclosure.

(f) Since the date of this Agreement, no ZaZa Material Adverse Effect shall have occurred.

Section 7.03  Conditions to Obligation of ZaZa to Effect the ZaZa Contribution.  The obligation of ZaZa to effect the ZaZa Contribution shall be subject to the fulfillment or waiver by ZaZa at or prior to the Closing Date of the following conditions:

(a) Toreador shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date; and ZaZa shall have received a certificate of Toreador, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(b) The representations and warranties (other than those in Sections 4.03(a), (b) and (c), 4.20, 4.21, 4.22 and 4.24) of Toreador contained in this Agreement shall be true and correct (disregarding any materiality and Toreador Material Adverse Effect qualifiers contained therein) as of the date hereof and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except for failures of such representations and warranties to be true and correct, individually or in the aggregate, that would not reasonably be expected to have a Toreador Material Adverse Effect; the representations and warranties of Toreador set forth in Section 4.03(a), (b) and (c) shall be true and correct in all respects (other than de minimis inaccuracies as of the date hereof or the Closing Date); the representations and warranties of Toreador set forth in Sections 4.20, 4.21, 4.22 and 4.24 shall be true and correct in all material respects as of the date hereof and as of the Closing Date; and ZaZa shall have received a certificate of Toreador, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(c) Since the date of this Agreement, no Toreador Material Adverse Effect shall have occurred.

(d) ZaZa shall have received the Private Letter Ruling.

(e) If the Private Letter Ruling has not been obtained, or the Private Letter Ruling is not reasonably satisfactory to ZaZa, ZaZa shall have received an opinion of counsel in form and substance reasonably satisfactory to ZaZa, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Toreador, to the effect that such receipt of Company Common Stock in exchange for ZaZa Membership Interests and Lara Sub Shares pursuant to the ZaZa Contribution will qualify as a nonrecognition transaction under Section 351 of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Toreador and ZaZa as to such matters as such counsel may reasonably request, including those contained in this Agreement and in the Tax Certificates described in Section 6.17 of this Agreement.

ARTICLE 8

Termination

Section 8.01  Termination by Mutual Consent.  This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Toreador and ZaZa.

Section 8.02  Termination by Toreador or ZaZa.  This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Toreador or ZaZa if:

(a) the Combination shall not have been consummated by June 30, 2012; provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Toreador Merger or the ZaZa Contribution to occur on or before such date; or

(b) a meeting of Toreador’s stockholders contemplated by Section 6.05(a) shall have been held, the Toreador stockholders shall have voted upon, and shall have not approved this Agreement as contemplated by Section 7.01(a); or

(c) if a French or U.S. court of competent jurisdiction shall have issued an order, decree or injunction permanently prohibiting or making unlawful either the ZaZa Contribution or the Merger and such order, decree or injunction shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have complied with Section 6.06 and with respect to other matters not covered by Section 6.06 shall have used its reasonable best efforts, subject to the limitations set forth in Section 6.06, to remove such injunction, order or decree.

Section 8.03  Termination by Toreador.  This Agreement may be terminated by action of the Board of Directors of Toreador:

(a) if there has been a breach by ZaZa or any of the Members of any representation, warranty, covenant or agreement set forth in this Agreement or the Contribution Agreement or if any representation or warranty of ZaZa or any of the Members shall have become untrue, in either case such that the conditions set forth in Sections 7.02(a), 7.02(b), 7.02(c) or 7.02(d) would not be satisfied (other than the delivery of closing certificates) (assuming for purposes of this Section 8.03(a) that the references in Sections 7.02(a), 7.02(b), 7.02(c) or 7.02(d) to “Closing Date” mean the date of termination pursuant to this Section 8.03(a)) and such breach or failure of a representation or warranty to be true is not curable, or, if curable, is not cured within 30 days after written notice of such breach or failure of a representation or warranty to be true is given to ZaZa by Toreador; provided, however, that the right to terminate this Agreement pursuant to this Section 8.03(a) shall not be available to Toreador if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Sections 7.03(a) or Section 7.03(b) shall not be satisfied (other than the delivery of closing certificates) and ZaZa would then be entitled to terminate this Agreement under Section 8.04(a) (without giving effect to the proviso in Section 8.04(a) or the 30-day advance notice period); or

(b) if prior to the Toreador Cutoff Date, (i) the Board has received a Superior Proposal which did not result from a breach of Section 6.03(a), (ii) in light of such Superior Proposal the Board of Directors of Toreador shall have determined in good faith, after consultation with its outside counsel and financial advisors, that the failure to terminate this Agreement would be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law, (iii) Toreador has notified ZaZa in writing of the determinations described in clause (ii) above, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material agreements, (iv) at least five (5) Business Days following receipt by ZaZa of the notice referred to in clause (iii) above, and taking into account any revised proposal made by ZaZa since receipt of the notice referred to in clause (iii) above, such Superior Proposal remains a Superior Proposal and the Board has again, following good faith negotiations with ZaZa during such five (5) Business Day period, made the determinations referred to in clause (ii) above (it being understood that in the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to ZaZa pursuant to clause (iii) above and to comply with the requirements of this Section 8.03(b) with respect to such new written notice, except that all references in this clause (iv) to five (5) Business Days shall be deemed to be references to two (2) Business Days in such event), (v) the Company has previously paid (or concurrently pays) the Toreador Termination Amount and (vi) the Board of Directors of Toreador has approved or concurrently approves entering into a definitive agreement providing for the implementation of such Superior Proposal.

Section 8.04  Termination by ZaZa.  This Agreement may be terminated by action of the Board of Directors of ZaZa:

(a) if there has been a breach by Toreador of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Toreador shall have become untrue, in either case such that the conditions set forth in Sections 7.03(a) or 7.03(b) would not be satisfied (other than the delivery of closing certificates) (assuming for purposes of this Section 8.04(a) that the references in Sections 7.03(a) and 7.03(b) to “Closing Date” mean the date of termination pursuant to this Section 8.04(a)) and such breach or failure of a representation or warranty to be true is not curable, or, if curable, is not cured within 30 days after written notice of such breach or failure of a representation or warranty to be true is given to Toreador by ZaZa; provided, however, that the right to terminate this Agreement pursuant to this Section 8.04(a) shall not be available to ZaZa if it or any Member, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Sections 7.02(a), Section 7.02(b), Section 7.02(c) or Section 7.02(d) (other than the delivery of closing certificates) shall not be satisfied and Toreador would then be entitled to terminate this Agreement under Section 8.03(a) (without giving effect to the proviso in Section 8.03(a) or the 30-day advance notice period); or

(b) prior to the Toreador stockholders meeting (including adjournments or postponement) contemplated by Section 6.05(a), in the event the Board of Directors of Toreador make a Toreador Adverse Recommendation Change or fails to recommend to Toreador’s stockholders in the Proxy Statement/Prospectus that they approve the Toreador Merger.

Section 8.05  Effect of Termination.

(a) Simultaneously with any termination of this Agreement by Toreador pursuant to Section 8.03(b), Toreador shall pay to ZaZa the Toreador Termination Amount in accordance with Section 8.03(b).

(b) If at any time after the date of this Agreement, (i) ZaZa terminates this Agreement pursuant to Section 8.04(b), or (ii)(A) a Toreador Acquisition Proposal shall have been made known to Toreador or publicly disclosed, (B)(I) this Agreement is terminated by ZaZa or Toreador pursuant to Section 8.02(a) and as of the date of such termination the conditions to ZaZa’s obligation to close set forth in Sections 7.03(a) and (b) are not satisfied (other than the delivery of closing certificates) and the conditions to Toreador’s obligation to close set forth in Sections 7.02(a), (b), (c), and (d) are satisfied (other than the delivery of closing certificates), or (II) this Agreement is terminated by ZaZa or Toreador pursuant to Section 8.02(b) (as long as, in the case of Section 8.02(b), the Toreador Acquisition Proposal was publicly disclosed and not withdrawn at the time of the Toreador stockholder meeting) and (C) within 12 months after this termination, Toreador enters into a definitive agreement in respect of a Toreador Acquisition Proposal or a transaction pursuant to any Toreador Acquisition Proposal is consummated, then Toreador shall pay ZaZa the Toreador Termination Amount (provided, that, for purpose of this Section 8.05(b)(ii), the term “Toreador Acquisition Proposal” shall have the meaning assigned to such term in Section 6.03(a), except that the reference to “20% or more” shall be deemed to be a reference to “50% or more”).

(c) If this Agreement is terminated by ZaZa pursuant to Section 8.04(a), then Toreador shall pay to ZaZa all of the ZaZa Expenses (as hereinafter defined) of ZaZa and its Affiliates. As used herein, “ZaZa Expenses” shall mean all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of ZaZa and its Affiliates), up to $750,000 in the aggregate, incurred by ZaZa and Affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and all other matters related to the proposed Combination, including the expenses relating to any Contribution Indebtedness;

(d) If this Agreement is terminated by Toreador pursuant to Section 8.03(a), then ZaZa shall pay to Toreador all of the Toreador Expenses (as hereinafter defined). As used herein, “Toreador Expenses” shall mean all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of Toreador and its Affiliates), up to $750,000 in the aggregate, incurred by Toreador and Affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and all other matters related to the proposed Combination, including the expenses relating to any Contribution Indebtedness and any Permitted Indebtedness.

(e) For the purposes of this Agreement, the “Toreador Termination Amount” shall mean an amount equal to $3,500,000.00 in cash. All payments of the Toreador Termination Amount and the ZaZa Expenses, if any, shall be made in cash by wire transfer of immediately available funds to an account designated by ZaZa in writing and all payments of the Toreador Expenses, if any, shall be made in cash by wire transfer of immediately available funds to an account designated by Toreador.

(f) In the event of termination of this Agreement and the abandonment of the Combination pursuant to this Article 8, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 8.05, Section 6.12, and Section 6.18 and except for the provisions of Article 9 and the obligations of the parties under the Toreador/ZaZa Confidentiality Agreements, which shall survive such termination; provided, however, that a party may recover damages caused by a Willful and Material Breach of this Agreement by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. The term “Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement. The parties acknowledge and agree that a party’s damages hereunder in the event of a breach by another party shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by a party’s stockholders or members, taking into consideration all relevant matters.

Section 8.06  Extension; Waiver.  At any time prior to the Effective Time, each party may (in the case of ZaZa or Toreador, by action taken by its Board of Directors), to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 9

General Provisions

Section 9.01  Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any document delivered in connection with this Agreement, including under the Contribution Agreement and the ZaZa Transfer Documents and the Net Profits Interests Contribution Agreement, shall survive the consummation of the Combination and the transactions contemplated thereunder.

Section 9.02  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (c) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day, in each case to the intended recipient as set forth below:

(a) if to ZaZa:

ZaZa Energy, LLC
1301 McKinney Street, Suite 2850
Houston, Texas 77010
Attn: Todd Brooks
Facsimile: (713) 595-1919

with a copy (which shall not constitute notice) to:

Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
Attn: G. Michael O’Leary, Esq. or William M. Young, Esq.
Facsimile: 713.238.7130 (O’Leary)
Facsimile: 713-238-7111 (Young)

(b) if to Toreador:

Toreador Resources Corporation
c/o Toreador Holding SAS
5 rue Scribe
Paris, France
Attn: Corporate Secretary
Facsimile: 33 (0) 1 47 03 33 71

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attn: Philip Richter, Esq. and Murray Goldfarb, Esq.
Facsimile: (212) 859-4000

Section 9.03  Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Sections 6.13 and 6.14, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 9.04  Entire Agreement.  This Agreement, the exhibits to this Agreement, the Toreador Disclosure Letter, the ZaZa Disclosure Letter and any documents delivered by the parties in connection herewith and the Toreador/ZaZa Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

Section 9.05  Amendments.  This Agreement may be amended by the parties hereto, by action taken or authorized by (in the case of ZaZa and Toreador) their Boards of Directors, managers, governing committee or members, as applicable, at any time before or after approval of matters presented in connection with the Toreador Merger by the stockholders of Toreador, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders unless such amendment is subject to such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.06  Governing Law.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware. Each of Toreador and ZaZa hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum. Each party to this Agreement irrevocably waives the right to a trial by jury in connection with any matter arising out of this Agreement and, to the fullest extent permitted by Applicable Law, any defense or objection it may now or hereafter have to the laying of venue of any proceeding under this Agreement brought in the Delaware Courts and any claim that any proceeding under this Agreement brought in any such court has been brought in an inconvenient forum.

Section 9.07  Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 9.08  Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

Section 9.09  Interpretation.  In this Agreement:

(a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

(b) The words “include”, “includes” and “including” are not limiting.

(c) The phrase “to the knowledge of” and similar phrases relating to knowledge after reasonable investigation of (x) Toreador, shall mean the actual knowledge of Craig McKenzie, Tony Vermeire, Marc Senges or Emmanuel Mousset, and (y) ZaZa, shall mean the actual knowledge after reasonable investigation of Todd A. Brooks, John E. Hearn Jr., Gaston L. Kearby or Brian Nelson.

(d) ‘‘Applicable Law” shall mean, with respect to any Person, any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

(e) ‘‘Indebtedness” means, with respect to any Person, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (ii) obligation of such Person with respect to any Indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (iii) commitments of such Person for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iv) liability of such Person with respect to commodity, interest rate or currency exchange swaps, forward contracts, collars, caps or similar hedging obligations and (v) responsibility or liability of such Person directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing.

(f) ‘‘Person” or “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

(g) ‘‘Material Adverse Effect” with respect to Toreador, ZaZa or the Company shall mean any change, effect, occurrence, state of facts or development that, individually or in the aggregate, materially and adversely affects the business, assets and liabilities (taken together), results of operations or financial condition (including capitalization) of such Person and its Subsidiaries on a consolidated basis (in the case of the Company, after giving effect to Combination), except to the extent (in the case of clause (i) above) that such change, effect, occurrence, state of facts or development results from (A) general economic, regulatory or political conditions or changes therein in the United States, France or the other countries in which such Person operates (except to the extent that any such matter shall have adversely affected the business of such Person in a manner that is materially disproportionate to the degree to which such matter shall have adversely affected similarly situated businesses); (B) financial or securities market fluctuations or conditions; (C) changes in, or events or conditions affecting, the oil and natural gas exploration and development industry generally (except to the extent that any such matter shall have adversely affected the business of such Person in a manner that is materially disproportionate to the degree to which such matter shall have adversely affected similarly situated businesses); (D) any failure to achieve any revenue, earnings or other projections provided, that the exception in this clause (D) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure has resulted in, or contributed to, a Material Adverse Effect; (E) the announcement or pendency of the Combination, other than for purposes of Section 4.06, clause (m) of the third sentence of Section 4.11, Section 5.06, and clause (m) of the third sentence of Section 5.11; (F) with respect to Toreador, any change in the market price or trading volume of the Toreador Common Stock;

provided, that the exception in this clause (F) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such change has resulted in, or contributed to, a Toreador Material Adverse Effect, or (G) any change in Applicable Law, regulation or GAAP (or authoritative interpretation thereof) (except to the extent that any such change shall have adversely affected the Person in a manner that is materially disproportionate to the degree to which such matter shall have adversely affected similarly situated businesses). “Toreador Material Adverse Effect”, “ZaZa Material Adverse Effect” and “Company Material Adverse Effect” mean a Material Adverse Effect with respect to Toreador, ZaZa, or the Company (after giving effect to the Combination), respectively.

(h) ‘‘Subsidiary” or “Subsidiaries” when used with respect to any party shall mean any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner or managing member.

(i) ‘‘Business Day” means any day on which national banking institutions in New York and Texas are open to the public for conducting business and are not required or authorized to close,

Section 9.10  Waivers.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 9.11  Incorporation of Disclosure Letters and Exhibits.  The Toreador Disclosure Letter, the ZaZa Disclosure Letter and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 9.12  Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 9.13  Enforcement of Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or if this Agreement was otherwise breached and that monetary damages, even if available, would not be an adequate remedy hereunder. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court without proof of actual damages and each party hereto waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or in equity for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

TOREADOR RESOURCES CORPORATION

By:	/s/ Craig M. McKenzie
Name: Craig M. McKenzie

Title:	President and Chief Executive Officer

ZAZA ENERGY, LLC

By:	/s/ Todd Alan Brooks
Name: Todd Alan Brooks

Title:	Manager

ZAZA ENERGY CORPORATION

By:	/s/ Todd Alan Brooks
Name: Todd Alan Brooks

Title:	President and Assistant Secretary

THOR MERGER SUB CORPORATION

By:	/s/ Craig M. McKenzie
Name: Craig M. McKenzie

Title:	Vice President and Secretary

ANNEX B

August 9, 2011

The Board of Directors
Toreador Resources Corporation
5 rue Scribe
75009 Paris, France

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (the “Stockholders”) of the common stock, par value $0.15625 per share (“Company Common Stock”), of Toreador Resources Corporation, a Delaware corporation (the “Company”), of the Exchange Ratio (as defined below) provided for under the terms of the proposed Agreement and Plan of Merger and Contribution (the “Merger Agreement”) by and among ZaZa Energy LLC, a Texas limited liability company (“ZaZa”), ZaZa Energy Corporation, a Delaware corporation (“Parent”), Thor Merger Sub Corporation, a wholly owned Delaware subsidiary of Parent (“Merger Sub”), and the Company. Capitalized terms used herein shall have the meanings used in the Merger Agreement unless otherwise defined herein.

The Merger Agreement provides, among other things, that Merger Sub will merge with and into the Company (the “Merger”) and, at the Effective Time, each share of Company Common Stock (a “Share”) issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Parent, ZaZa, Merger Sub, the Company or any of their respective Subsidiaries, all of which will be canceled for no consideration) will be converted into the right to receive one (the “Exchange Ratio”) share of the common stock, par value $0.01 per share, of Parent (“Parent Common Stock”). Also at the Effective Time, pursuant to the Merger Agreement and the Contribution Agreement to be entered into among Parent and the members of ZaZa (the “Membership Interest Contribution Agreement”), the members of ZaZa will contribute or cause to be contributed to Parent all of the outstanding limited liability company membership interests in ZaZa (the “Membership Interest Contribution”), in exchange for (i) an aggregate amount in cash and/or secured promissory notes of Parent equal in the aggregate to $50,000,000 less the Profits Interest Consideration (as defined below), subject to certain adjustments set forth in the Merger Agreement and the Membership Interest Contribution Agreement, and (ii) a number of shares of Parent Common Stock equal to the product of (y) three and (z) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time. Following the Effective Time, pursuant to the Merger Agreement and the Net Profits Interest Contribution Agreement to be entered into among the holders of all net profits interests in ZaZa (the “ZaZa Profits Interests”) and Parent (the “Profits Interests Contribution Agreement”), the holders of the ZaZa Profits Interests will contribute all the ZaZa Profits Interests to Parent (the “Profits Interests Contribution”) in exchange for the aggregate amount in cash equal to $4,800,000 (the “Profits Interest Consideration”). The Membership Contribution Agreement and the Profits Interests Contribution Agreement are collectively referred to herein as the “Contribution Agreements.” The Merger, the Membership Interest Contribution, the Profits Interests Contribution and the other transactions contemplated by the Merger Agreement and the Contribution Agreements are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are set forth more fully in the Merger Agreement and the Contribution Agreements.

RBC Capital Markets, LLC (“RBC”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as financial advisor to the Board of Directors of the Company (the “Company Board”) in connection with the Transaction, and we have received and will continue to receive fees for services relating to the Transaction and will receive an additional fee payable upon delivery of this opinion, which fees are not contingent upon the successful completion of the Transaction. In addition, for our services as financial advisor to the Company in connection with the Transaction, if the Transaction is successfully completed we will receive an additional larger fee. If, in connection with the Transaction not being completed, the Company receives a termination or other similar fee, we will be entitled to a specified percentage of that fee in cash, when it is received by the Company. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for reasonable out-of-pocket expenses incurred in connection with our services.

In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company and receive customary compensation, and may also actively trade securities of the Company for our own account and the accounts of our customers, and, accordingly, RBC and its affiliates, may hold a long or short position in such securities.

RBC has provided investment banking and financial advisory services to the Company in the past, for which it received customary fees, including, in the past two years, as a joint book-runner in connection with the Company’s public offering of Company Common Stock and certain other securities and as financial advisor to the Company in connection with its joint venture arrangements with an affiliate of Hess Corporation.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft Merger Agreement dated August 9, 2011 (the “Latest Draft Merger Agreement”) and the draft Contribution Agreements each dated August 9, 2011 (the “Latest Draft Contribution Agreements”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to ZaZa and the Company and certain other relevant historical operating data relating to ZaZa and the Company made available to us from published sources and from the internal records of ZaZa and the Company; (iii) we reviewed financial projections and forecasts of ZaZa prepared by ZaZa’s management and confirmed for our use by the Company’s management; (iv) we reviewed financial projections and forecasts of the Company prepared by the Company’s management; (v) we conducted discussions with members of the senior managements of ZaZa and the Company with respect to the business prospects and financial outlook of ZaZa and the Company as standalone entities as well as the strategic rationale and potential benefits of the Transaction; (vi) we reviewed the reported prices and trading activity for Company Common Stock; and (vii) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph: (i) we performed a discounted cash flow analysis of the Company; and (ii) performed a discounted cash flow analysis of ZaZa.

Every analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analyses and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by the Company and ZaZa (including, without limitation, the financial statements and related notes thereto of the Company and ZaZa, respectively), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that all projections and forecasts provided to us by the Company were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company or ZaZa, as the case may be, as standalone entities. As you are aware, we have not received a reserve engineering report relating to ZaZa or its assets, and at your direction we have relied solely upon the projections and forecasts provided to us by ZaZa and confirmed for our use by the Company’s management in our evaluation of ZaZa. We express no opinion as to such projections and forecasts or the assumptions upon which they were based. We have also assumed that (i) the Merger will qualify as either a tax-free reorganization under the provisions of Section 368(a) of the Internal

Revenue Code of 1986, as amended (the “Code”), or a non-recognition transaction under the provisions of Section 351 of the Code and (ii) the Membership Interest Contribution will qualify as a non-recognition transaction under the provisions of Section 351 of the Code.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of the Company or ZaZa, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company or ZaZa. We have not investigated, and make no assumption regarding, any litigation or other claims affecting the Company or ZaZa.

We have assumed, in all respects material to our analysis, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have further assumed that the executed versions of the Merger Agreement and Contribution Agreements will not differ, in any respect material to our opinion, from the Latest Draft Merger Agreement and Latest Draft Contribution Agreements, respectively.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which Company Common Stock has traded or will trade following the announcement of the Transaction nor the prices at which Parent Common Stock will trade following the consummation of the Transaction.

The opinion expressed herein is provided for the information and assistance of the Company Board in connection with the Transaction. We express no opinion and make no recommendation to any Stockholder as to how such Stockholder should vote with respect to the Transaction or any other proposal to be voted upon by Stockholders in connection with the Transaction. All advice and opinions (written and oral) rendered by RBC are intended for the use and benefit of the Company Board. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBC. If required by applicable law, such opinion may be included in any disclosure document filed by the Company with the SEC with respect to the Transaction; provided however, that such opinion must be reproduced in full and that any description of or reference to RBC be in a form reasonably acceptable to RBC and its counsel. RBC shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction compared to any alternative business strategy or transaction in which the Company might engage.

Our opinion addresses solely the fairness of the Exchange Ratio, from a financial point of view, to the Stockholders. Our opinion does not in any way address other terms or arrangements of the Transaction, the Merger Agreement or the Contribution Agreements, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Merger Agreement or the Contribution Agreements. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to be paid to any other person.

Our opinion has been approved by RBC’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Stockholders.

Very truly yours,
/s/  RBC Capital Markets, LLC
RBC CAPITAL MARKETS, LLC

ANNEX C
EXECUTION VERSION

CONTRIBUTION AGREEMENT
BY AND AMONG
BLACKSTONE OIL & GAS, LLC,
OMEGA ENERGY CORP.,
LARA ENERGY, INC.,
AND
ZAZA ENERGY CORPORATION
DATED AS OF AUGUST 9, 2011

C-i

C-ii

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT, dated as of August 9, 2011 (this “Agreement”), by and among Blackstone Oil & Gas, LLC (“Blackstone”), Omega Energy Corp. (“Omega”), Lara Energy, Inc. (“Lara”, and together with Blackstone and Omega, the “Members”), and ZaZa Energy Corporation, a Delaware corporation (the “Company”).

RECITALS:

WHEREAS, Blackstone, Omega and Lara are the sole members of ZaZa Energy LLC, a Texas limited liability company (“ZaZa”);

WHEREAS, concurrently with the execution of this Agreement, the Company, ZaZa, Toreador Resources Corporation, a Delaware corporation (“Toreador”) and Thor Merger Sub Corporation, a Delaware corporation (“Thor Merger Sub”), have entered into an Agreement and Plan of Merger and Contribution (the “Merger Agreement”) pursuant to which ZaZa and Toreador have agreed, subject to the terms and conditions of the Merger Agreement, to combine their respective businesses as set forth in the Merger Agreement (the “Combination”);

WHEREAS, prior to the Closing Date, Lara shall contribute one percent of the outstanding limited liability company membership interests in ZaZa (the “ZaZa Membership Interests”) to ZaZa Holdings, Inc., a Delaware corporation (“Lara Sub”);

WHEREAS, in furtherance of the foregoing, upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in the Merger Agreement), (a) in accordance with the General Corporation Law of the State of Delaware, Thor Merger Sub will merge with and into Toreador (the “Toreador Merger”), whereby, subject to the terms of the Merger Agreement, each share of common stock, par value $0.15625 per share, of Toreador (the “Toreador Common Stock”), will be converted into the right to receive one share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), and (b) the Members will together contribute all of the outstanding ZaZa Membership Interests (other than the ZaZa Membership Interests held by Lara Sub) and Lara will contribute (the “Contribution”) all of the outstanding shares of capital stock of Lara Sub (the “Lara Sub Shares”) in exchange for (i) in accordance with the terms and conditions hereof and the Merger Agreement, (A) an aggregate of $50,000,000 in cash less (I) the Profits Interests Consideration (as defined in the Merger Agreement) and (II) the aggregate amount of any Pre-Closing Distributions (as defined in the Merger Agreement) (the “Total Potential Cash Amount”), as adjusted in accordance with the terms hereof and (B) promissory notes in the form attached as Exhibit A hereto (the “Notes”, which Notes shall be secured pursuant to a security agreement/pledge (the “Security Agreement/Pledge”) in the form also attached as Exhibit A hereto) with an initial outstanding aggregate principal amount equal to the Aggregate Note Amount (as defined herein), and (ii) a number of shares of Company Common Stock (such shares, the “ZaZa Share Consideration”) equal to the number of shares of Toreador Common Stock outstanding immediately prior to the Effective Time multiplied by three (3);

WHEREAS, the Merger Agreement contemplates that each of the Members and the Company enter into this Agreement to effectuate the contribution of the ZaZa Membership Interests and the Lara Sub Shares to the Company (the “ZaZa Contribution”); and

WHEREAS, the parties intend that as a result of the Toreador Merger and ZaZa Contribution and the utilization of the Company as a holding company: (a) Toreador and ZaZa will constitute separate subsidiaries of the Company so that each enterprise will continue to be solely responsible for its respective liabilities and contingent liabilities (the “Liabilities”), (b) the assets of each of Toreador and ZaZa will not be exposed to creditor claims associated with the Liabilities of the other, and (c) except with respect to the cash or Notes received by the Members in the ZaZa Contribution and the cash paid in lieu of fractional shares of Company Common Stock, the Members will not recognize any gain or loss for federal income tax purposes as a result of the application of Section 351 of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE 1

ZaZa Contribution

Section 1.01  Contribution of Membership Interests.

(a) Lara hereby agrees to contribute one percent (1%) of the outstanding ZaZa Membership Interests to Lara Sub, free and clear of all Liens (other than any Liens arising under the ZaZa Organizational Documents or existing under applicable securities laws), in exchange for the Lara Sub Shares on the date immediately preceding the Closing Date (other than Lara Sub Shares already owned by Lara as of the date hereof).

(b) Subject to the terms and conditions of this agreement, each of the Members hereby agrees to contribute ZaZa Membership Interests representing one-third of all outstanding ZaZa Membership Interests to the Company (less, in the case of Lara, the ZaZa Membership Interests contributed by it to Lara Sub), free and clear of all Liens (other than any Liens arising under the ZaZa Organizational Documents or existing under applicable securities laws), and Lara shall contribute the Lara Sub Shares to the Company, free and clear of all Liens (other than restrictions on transfer existing under applicable securities laws), and the Company hereby agrees to accept the contribution of the ZaZa Membership Interests and the Lara Sub Shares from the Members.

Section 1.02  Consideration.  At the Effective Time, subject to the terms and conditions of this Agreement, the Company shall deliver to each Member, in exchange for such Member’s ZaZa Membership Interests and, as applicable, the Lara Sub Shares (i) (A) one-third of the Maximum Cash Consideration (as defined below) in cash and (B) a Note (a “Promissory Note”) having an initial principal amount equal to the Member Note Amount (as defined below), and (ii) to each Member, a certificate representing one-third of the number of shares of Company Common Stock constituting the ZaZa Share Consideration, subject to Section 3.02(e) of the Merger Agreement. For purposes hereof, the “Maximum Cash Consideration” means the maximum amount of the Total Potential Cash Amount that may be paid to the Members pursuant to the ZaZa Contribution without giving rise to a failure of the condition set forth in Section 7.01(h) of the Merger Agreement; the “Aggregate Note Amount” means the Total Potential Cash Amount less the Maximum Cash Consideration; and with respect to each Member, the “Member Note Amount” shall be equal to one third of the Aggregate Note Amount.**

Section 1.03  ZaZa Transfer Documents.  At the Closing (as defined in Section 1.04), each Member shall execute all stock powers, assignments and other documents (including amendments to the ZaZa Organizational Documents (as defined in the Merger Agreement)) reasonably necessary to effectuate such Member’s contribution of the ZaZa Membership Interests and the Lara Sub Shares, free and clear of all Liens (other than any Liens arising under the ZaZa Organizational Documents or existing under applicable securities laws), and deliver to the Company stock powers or similar documents, duly endorsed, together with certificates, if any, evidencing the ZaZa Membership Interests and the Lara Sub Shares held by such Member (the “ZaZa Transfer Documents”).

Section 1.04  Closing.  Unless this Agreement shall have been terminated pursuant to Article 7, and subject to satisfaction or waiver of the conditions in Article 5, the closing of the ZaZa Contribution (the “Closing”) will occur simultaneously with the Closing under the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in Article 5 (other than those conditions which relate to actions to be taken at the Closing or conditions whose satisfaction is to be measured as of the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions) at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004 or at such other time or place when and

** Reflects this paragraph as amended by an amendment to the contribution agreement dated November 10, 2011.

where the closing under the Merger Agreement shall occur as the Members shall agree (the day on which the Closing occurs being the “Closing Date”).

Section 1.05  ZaZa Notes.  If any amount of Tax Distributions or Member Loans (each as defined in the Merger Agreement) owed by ZaZa to a Member shall not have been paid as of the Closing, in lieu of ZaZa being required to pay such amounts, the Members shall cause ZaZa to issue a promissory note in the form of Exhibit B (the “ZaZa Notes”) to each Member having an initial principal amount equal to the sum of the outstanding Tax Distributions and the outstanding balance on the Member Loans owed to such Member. Each Member agrees not to seek repayment from ZaZa in respect of such Member’s Member Loan if and to the extent that ZaZa is not permitted to make such payment under the terms of the Merger Agreement. Upon delivery of the ZaZa Notes to a Member hereunder, the existing promissory note evidencing any Member Loan to such Member being refinanced with such ZaZa Note shall be marked and deemed “Paid in Full” and shall be delivered to ZaZa. For the avoidance of doubt, the effect of these agreements and payments is that the Members’ sole recourse in respect of these obligations, at all times on and after the Closing, will be exclusively under the ZaZa Notes. The Company shall cause ZaZa to prepay on January 14, 2012 a portion of each Member’s ZaZa Note equal to such Member’s unpaid Tax Distribution. The ZaZa Notes shall be secured by a lien on substantially all of the assets of ZaZa, which lien shall be subordinated to the liens in favor of Senior Indebtedness (as defined in the ZaZa Notes) on such terms as reasonably requested by the Senior Indebtedness lender and pursuant to terms of a security agreement on terms reasonably acceptable to ZaZa, the Company and the Members. Notwithstanding the foregoing, the ZaZa Notes shall not be secured by any lien, on (x) any of ZaZa’s real property interests or any of its oil, gas and/or mineral leases, properties, servitudes, and/or rights and related wells, fixtures, equipment, facilities, contract rights, and all oil, gas, other hydrocarbons, and other minerals produced from or allocated to such properties, including, without limitation, all as-extracted oil, gas, other hydrocarbons, and other minerals and all accounts arising out of the sale of such oil, gas and other hydrocarbons, and other minerals at the wellhead or minehead, and any products processed or obtained therefrom, together with all proceeds of any of the foregoing or (y) any assets or rights of ZaZa that are subject to a negative pledge by ZaZa or which ZaZa is otherwise prohibited from pledging to a third party, in either case pursuant to any contract to which ZaZa is a party.**

ARTICLE 2

Representations and Warranties of the Members

Each of the Members represents and warrants, severally as to itself, and not jointly, to the Company as follows:

Section 2.01  Existence; Good Standing; Corporate Authority.  Each such Member is a corporation or limited liability company duly incorporated or formed, validly existing and in good standing under the laws of the State of its organization. Each such Member has all requisite power and authority to own the ZaZa Membership Interests and, if applicable, the Lara Sub Shares.

Section 2.02  Authorization, Validity and Effect of Agreements.  Each such Member has the requisite power and authority to execute and deliver this Agreement. The consummation by such Member of the transactions contemplated hereby has been duly authorized by all requisite action of such Member. This Agreement constitutes the valid and legally binding obligation of such Member, enforceable against such Member in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 2.03  Capitalization.  Each such Member is the record owner of the ZaZa Membership Interests identified as being owned on Section 5.03 of the ZaZa Disclosure Letter (as defined in the Merger Agreement) by such Member and owns such ZaZa Membership Interests free and clear of all liens, pledges, security

** Reflects this paragraph as amended by an amendment to the contribution agreement dated November 10, 2011.

interests, claims, preferential purchase rights or other rights, interests or encumbrances (“Liens”), other than any Liens arising under the ZaZa Organizational Documents or other state or federal securities laws.

Section 2.04  No Conflict.

(a) Neither the execution and delivery by such Member of this Agreement nor the consummation by such Member of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of or create any rights in favor of any other party under the organizational documents of such Member; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, lease, contract or agreement to which such Member is a party; or (ii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to such Member, except, in the case of matters described in clauses (ii) or (iii), as would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect (as defined in the Merger Agreement) or to have a material adverse effect on the ability of such Member to consummate its portion of the ZaZa Contribution.

(b) Neither the execution and delivery by such Member of this Agreement nor the consummation by such Member of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Authority (as defined in the Merger Agreement) on the part of such Member, other than filings, consents, approvals and authorization required under applicable foreign competition or antitrust laws except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not prevent or materially delay the consummation of the ZaZa Contribution or otherwise prevent such Member from performing its obligations under this Agreement and would not, individually or in the aggregate, reasonably be expected to have a ZaZa Material Adverse Effect.

Section 2.05  No Brokers.  Such Member has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Toreador, the Company or ZaZa to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement and the Merger Agreement or the consummation of the transactions contemplated hereby, except that ZaZa has retained Rodman & Renshaw to provide financial advice with respect to the Combination.

Section 2.06  Investor Representations.  Such Member is acquiring the shares of Company Common Stock for investment for such Member’s own account (not as a nominee or agent), and not with a view to the resale or distribution of any thereof, whether in whole or in part, except in accordance with the provisions of the Stockholders Agreement (as defined in the Merger Agreement) and except in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”). Such Member understands that an investment in the Company involves risks, some of which may be substantial. Such Member has knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the investment in the shares of Company Common Stock. Such Member can bear the economic risk of its investment in the Company and is able, without impairing such Member’s financial condition, to hold the shares of Company Common Stock for an indefinite period of time. Such Member is an “accredited investor” as such term is defined on the date of this Agreement in Rule 501(a) of Regulation D, promulgated under the Securities Act.

Section 2.07  Lara Sub.  Lara (and not Omega or Blackstone) also hereby represents and warrants to the Company as follows:

(a) Lara Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of its organization. Lara Sub has all corporate power and authority to own the ZaZa Membership Interests contributed to it by Lara.

(b) Lara Sub was formed for the sole purpose of holding the ZaZa Membership Interests as contemplated by this Agreement. Lara Sub has no assets or liabilities, other than the ZaZa Membership Interests contributed to it by Lara.

(c) At least one day prior to the Closing, Lara Sub will be the record owner of the ZaZa Membership Interests identified as being owned on Section 5.03 of the ZaZa Disclosure Letter by Lara Sub and will own such ZaZa Membership Interests free and clear of all Liens, other than any Liens arising under the ZaZa Organizational Documents or under state or federal securities laws.

(d) The authorized capital stock of Lara Sub consists of 100 shares of common stock, par value $0.01 per share. Other than the Lara Sub Shares (including the Lara Sub Shares to be issued one day prior to the Closing), there are no issued or outstanding shares of capital stock of Lara Sub. As of the date prior to the Closing, all Lara Sub Shares (i) will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) will not be issued in violation of the terms of any agreement or other understanding binding upon Lara Sub and (iii) will be issued in compliance with the certificate of incorporation and by-laws of Lara Sub and all applicable federal and state securities laws, rules and regulations. Lara is and will be the record owner of the Lara Sub Shares and owns and will own the Lara Sub Shares free and clear of all Liens, other than any Liens arising under state or federal securities laws.

(e) There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Lara Sub is a party obligating Lara Sub to (i) issue, transfer or sell any shares of capital stock or other equity interests of Lara Sub or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement or (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests (including securities or obligations convertible into or exchangeable or exercisable for any shares of capital stock).

(f) There are no stockholder agreements, voting trusts or other agreements or understandings to which Lara Sub is a party.

Section 2.08  No Additional Representations.  Notwithstanding anything contained in this Agreement to the contrary, such Member acknowledges and agrees that neither the Company nor any other Person has made or is making any representations or warranties relating to the Company whatsoever, express or implied, beyond those expressly given by the Company in Article 3 hereof. Such Member has not relied on any representations or warranties relating to the Company in determining to enter into this Agreement, except as expressly given by the Company in Article 3 hereof.

ARTICLE 3

Representations and Warranties of the Company

The Company hereby represents and warrants to the Members as follows:

Section 3.01  Existence; Good Standing.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

Section 3.02  Authorization, Validity and Effect of Agreements.  The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby, to which it is a party. The consummation by the Company of the transactions contemplated hereby has been duly authorized by all requisite corporate action of the Company. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 3.03  No Conflict.

(a) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of or create any rights in favor of any other party under the certificate of incorporation or bylaws of the Company; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, lease, contract or agreement to which the Company is a party; or (ii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company, except, in the case of matters described in clauses (ii) or (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) or to have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby.

(b) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Authority, other than filings, consents, approvals and authorization required under applicable foreign competition or antitrust laws, the Exchange Act, the Securities Act or other applicable U.S. state securities and “blue sky” laws and listing on NASDAQ of the Company Common Stock to be issued in the Toreador Merger and ZaZa Contribution, issuable in exchange for ZaZa Profits Interests or pursuant to stock options or convertible or exchangeable securities of Toreador or ZaZa, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not prevent or materially delay the consummation of the ZaZa Contribution or otherwise prevent the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.04  No Brokers.  The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of ZaZa, the Company or Toreador to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

Section 3.05  Company Common Stock.  The shares of Company Common Stock, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under the Stockholders Agreement and under applicable federal and state securities laws.

Section 3.06  No Solicitation; Securities Laws.  No form of general solicitation or general advertising was used by the Company or its representatives in connection with the offer and sale of the shares of Company Common Stock in exchange for the ZaZa Contribution. Based in part upon and subject to the representations of the Members in Section 2.06, the shares of Company Common Stock will be issued in compliance with all applicable federal and state securities laws and the offer and sale of the shares of Company Common Stock are exempt from the registration requirements of the Securities Act.

Section 3.07  No Additional Representations.  Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that no Member nor any other Person has made or is making any representations or warranties relating to such Member whatsoever, express or implied, beyond those expressly given by the Members in Article 2 hereof. The Company has not relied on any representations or warranties relating to the Members in determining to enter into this Agreement, except as expressly given by the Members in Article 2 hereof.

ARTICLE 4

Covenants

Section 4.01  No Transfers of ZaZa Membership Interests and Lara Sub Shares.  Prior to the Effective Time, except as expressly contemplated hereby or unless the Company has consented in writing thereto (which consent shall not be unreasonably withheld, delayed or conditioned), no Member shall transfer, sell, assign, encumber or otherwise dispose of the ZaZa Membership Interests or Lara Sub Shares held by it.

Section 4.02  No Solicitation By ZaZa.  Each such Member agrees to comply with the obligations applicable to such Member contained in Section 6.04 of the Merger Agreement.

Section 4.03  Publicity.  The parties will consult with each other and with Toreador and will mutually agree (including agreement by Toreador) upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by Applicable Law (as defined in the Merger Agreement) or by obligations pursuant to any listing agreement with any national securities exchange.

Section 4.04  Expenses.  Whether or not the ZaZa Contribution is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 4.05  Notification.  The Company and each of the Members shall give prompt notice to the other of (i) any representation or warranty made by it or contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it or him to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 4.06  Tax Distributions.  The Company and the Members agree to comply with their respective obligations under Section 6.14(h) of the Merger Agreement.

ARTICLE 5

Conditions

Section 5.01  Conditions to Each Party’s Obligation to Effect the ZaZa Contribution.  The respective obligations of each party to effect the ZaZa Contribution shall be subject to the fulfillment or waiver by each of the parties to this Agreement (subject to Applicable Law) at or prior to the Closing Date of the conditions contained in Section 7.01 of the Merger Agreement.

Section 5.02  Conditions to Obligation of the Members to Effect the ZaZa Contribution.  The obligation of the Members to effect the ZaZa Contribution shall be subject to the fulfillment or waiver by the Company at or prior to the Closing Date of the following conditions:

(a) The Company shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date.

(b) The representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding any materiality and Company Material Adverse Effect qualifiers contained therein) as of the date hereof and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except for failures of such representations and warranties to be true and correct, individually or in the aggregate, that would not reasonably be expected to have a Company Material Adverse Effect or to have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby.

(c) Toreador shall have satisfied the closing conditions under Section 7.03 of the Merger Agreement (or such closing conditions shall have been waived by ZaZa).

Section 5.03  Conditions to Obligation of the Company to Effect the ZaZa Contribution.  The obligation of the Company to effect the ZaZa Contribution shall be subject to the fulfillment or waiver by the Members at or prior to the Closing Date of the following conditions:

(a) Each of the Members shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date.

(b) The representations and warranties (other than those in Sections 2.03 and 2.07(c), (d), (e) and (f)) of the Members contained in this Agreement shall be true and correct (disregarding any materiality and ZaZa Material Adverse Effect qualifiers contained therein) as of the date hereof and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except for failures of such representations and warranties to be true and correct, individually or in the aggregate, that would not reasonably be expected to have a ZaZa Material Adverse Effect or to have a material adverse effect on the ability of the Members to consummate the transactions contemplated hereby; the representations and warranties of the Members set forth in Sections 2.03 and 2.07(c), (d), (e) and (f) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date.

(c) ZaZa shall have satisfied the closing conditions under Section 7.02 of the Merger Agreement (or such closing conditions shall have been waived by Toreador).

ARTICLE 6

Termination

Section 6.01  Automatic Termination.  This Agreement shall automatically terminate if the Merger Agreement is validly terminated for any reason.

Section 6.02  Termination by the Company.  This Agreement may be terminated by action of the Board of Directors of the Company if there has been a breach by any of the Members of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of any of the Members shall have become untrue, in either case such that the conditions set forth in Sections 5.03(a) or 5.03(b) shall not be satisfied (assuming for purposes of this Section 6.02 that the references in Sections 5.03(a) or 5.03(b) to “Closing Date” mean the date of termination pursuant to this Section 6.02) and such breach or failure of a representation or warranty to be true is not curable, or, if curable, is not cured within 30 days after written notice of such breach or failure of a representation or warranty to be true is given to the Members by the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 6.02 shall not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Sections 5.02(a) or 5.02(b) shall not be satisfied and the Members would then be entitled to terminate this Agreement under Section 6.03 (without giving effect to the proviso in Section 6.03 or the 30-day advance notice period).

Section 6.03  Termination by the Members.  This Agreement may be terminated by any of the Members if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 5.02(a) or 5.02(b) would not be satisfied (assuming for purposes of this Section 6.03 that the references in Sections 5.02(a) and 5.02(b) to “Closing Date” mean the date of termination pursuant to this Section 6.03) and such breach or failure of a representation or warranty to be true is not curable, or, if curable, is not cured within 30 days after written notice of such breach or failure of a representation or warranty to be true is given to the Company by such Member; provided, however, that the right to terminate this Agreement pursuant to this Section 6.03 shall not be available to any Member if it, at such time, any Member is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Sections 5.03(a) or 5.03(b) shall not be satisfied and the Company would then be entitled to terminate this Agreement under Section 6.02 (without giving effect to the proviso in Section 6.02 or the 30-day advance notice period).

Section 6.04  Effect of Termination.  In the event of termination of this Agreement and the abandonment of the ZaZa Contribution pursuant to this Article 6, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to Section 4.03, Section 4.04 and except for the provisions of Article 7.

Section 6.05  Extension; Waiver.  At any time prior to the Effective Time, the Company and the Members may (with the prior written consent of Toreador, which consent will not be unreasonably withheld, conditioned or delayed), to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and Toreador.

ARTICLE 7

General Provisions

Section 7.01  Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any document delivered in connection with this Agreement, including under the ZaZa Transfer Documents, shall survive the consummation of the ZaZa Contribution and the transactions contemplated thereunder.

Section 7.02  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (c) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day, in each case to the intended recipient as set forth below:

(a) if to Blackstone:

Blackstone Oil & Gas LLC
1301 McKinney Street, Suite 2850
Houston, Texas 77010
Attn: Todd Brooks
Facsimile: (713) 595-1919

if to Omega:

Omega Energy Corp.
1301 McKinney Street, Suite 2850
Houston, Texas 77010
Attn: Gaston Kearby
Facsimile: (713) 595-1919

if to Lara:

Lara Energy, Inc.
1301 McKinney Street, Suite 2850
Houston, Texas 77010
Attn: John Hearn
Facsimile: (713) 595-1919

with, in each case, a copy (which shall not constitute notice) to:

Andrews Kurth LLP
600 Travis, Suite 4200

Houston, Texas 77002
Attn: G. Michael O’Leary, Esq. or William M. Young, Esq.
Facsimile: 713.238.7130 (O’Leary)
Facsimile: 713-238-7111 (Young)

(b) if to the Company:

ZaZa Energy Corporation
c/o Toreador Holding SAS
5 rue Scribe
Paris, France
Attn: Corporate Secretary
Facsimile: 33 (0) 1 47 03 33 71

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attn: Philip Richter, Esq. and Murray Goldfarb, Esq.
Facsimile: (212) 859-4000

Section 7.03  Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and Toreador. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided, however, that Toreador shall be an express third party beneficiary of the obligations of the parties hereto and shall have the express right to enforce the performance by the parties hereto of all of their respective obligations hereunder.

Section 7.04  Entire Agreement; Defined Terms.  This Agreement, the Merger Agreement, the ZaZa Disclosure Letter, the Net Profits Interests Contribution Agreement (as defined in the Merger Agreement) and any documents delivered by the parties in connection herewith and the Toreador/ZaZa Confidentiality Agreements (as defined in the Merger Agreement) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto and consented to by Toreador. Capitalized terms used but not defined in this Agreement shall have the meanings assigned to such terms in the Merger Agreement.

Section 7.05  Amendments.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and consent to by Toreador.

Section 7.06  Governing Law.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the Members and the Company hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum. Each party to this Agreement irrevocably waives the right to a trial by jury in connection with any matter arising out of this Agreement and, to the fullest extent permitted by Applicable Law, any defense or objection it may now or hereafter have to the laying of venue of any proceeding under this Agreement brought in the

Delaware Courts and any claim that any proceeding under this Agreement brought in any such court has been brought in an inconvenient forum.

Section 7.07  Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 7.08  Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

Section 7.09  Interpretation.  In this Agreement:

(a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

(b) The words “include”, “includes” and “including” are not limiting.

Section 7.10  Waivers.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 7.11  Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 7.12  Enforcement of Agreement.  The parties hereto agree that irreparable damage would occur (including to Toreador) in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or if the Agreement was otherwise breached and that monetary damages, even if available, would not be an adequate remedy hereunder. It is accordingly agreed that the parties and Toreador shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court without proof of actual damages and each party hereto waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or in equity for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.

Section 7.13  Further Assurances.  Each of the parties agree to take all steps, make all filings and execute all documents reasonably necessary to complete their portion of the ZaZa Contribution and the transactions contemplated hereby.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

ZAZA ENERGY CORPORATION

By:	/s/ Craig M. McKenzie
Name: Craig M. McKenzie

Title:	Vice President and Secretary

BLACKSTONE OIL & GAS, LLC

By:	/s/ Todd Alan Brooks
Name: Todd Alan Brooks

Title:	President

OMEGA ENERGY CORP.

By:	/s/ Gaston L. Kearby
Name: Gaston L. Kearby

Title:	President

LARA ENERGY, INC.

By:	/s/ John E. Hearn, Jr.
Name: John E. Hearn, Jr.

Title:	President

ANNEX D
EXECUTION VERSION

NET PROFITS INTERESTS CONTRIBUTION AGREEMENT
BY AND AMONG
SCHEPEL PETROLEUM CONSULTING CORPORATION,
J.T. RICHARDS CONSULTING, LLC,
RANDY B. PARSLEY,
THOMAS D. BOWMAN,
ZAZA ENERGY, LLC
AND
ZAZA ENERGY CORPORATION
DATED AS OF AUGUST 9, 2011

D-i

D-ii

NET PROFITS INTERESTS CONTRIBUTION AGREEMENT

THIS NET PROFITS INTERESTS CONTRIBUTION AGREEMENT, dated as of August 9, 2011 (this “Agreement”), by and among ZaZa Energy Corporation, a Delaware corporation (the “Company”), ZaZa Energy, LLC, a Texas limited liability company (“ZaZa”), and each of Schepel Petroleum Consulting Corporation, a Texas corporation, J.T. Richards Consulting, LLC, a Texas limited liability company, Randy B. Parsley, and Thomas D. Bowman (collectively, the “Contributors” and each a “Contributor”).

RECITALS:

WHEREAS, each of the Contributors is party to a consulting services agreement with ZaZa set forth opposite such Contributor’s name on Schedule I (the “Consulting Agreements”), pursuant to which ZaZa has granted to each Contributor the right to a portion of the net profits of ZaZa (the “Net Profits Interests”);

WHEREAS, concurrently with the execution of this Agreement, the Company, ZaZa, Toreador Resources Corporation, a Delaware corporation (“Toreador”) and Thor Merger Sub Corporation, a Delaware corporation, entered into an Agreement and Plan of Merger and Contribution (the “Merger Agreement”) pursuant to which ZaZa and Toreador have agreed, subject to the terms and conditions of the Merger Agreement, to combine their respective businesses as set forth in the Merger Agreement; and

WHEREAS, each of the Contributors will contribute 100% of its interests in the Net Profits Interests to the Company (the “Net Profits Interests Contribution”) on the Closing Date;

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE 1

Net Profits Interests Contribution

Section 1.01  Contribution of Net Profits Interests.

(a) Subject to the terms and conditions of this Agreement, each of the Contributors hereby agrees to contribute all of its right, title and interest in and to the Net Profits Interests held by it to the Company, free and clear of all Liens (other than any Liens arising under the terms of the Consulting Agreement), and the Company hereby agrees to accept the contribution of the Net Profits Interests from the Contributors.

(b) ZaZa hereby consents to the contribution of the Net Profits Interests under this Agreement and, following such contribution and effective at the Closing (as defined in Section 1.04), ZaZa and each of the Contributors hereby agree that the provisions of the Consulting Agreements relating to the Net Profits Interests shall terminate and no longer be in full force and effect. From and after the Closing, each of the Contributors shall not retain any rights to the Net Profits Interests or under its Consulting Agreement relating to the Net Profits Interest, except for the right to receive the consideration set forth in Section 1.02. Notwithstanding the foregoing, each of the Contributors shall remain subject to all other provisions contained in its Consulting Agreement.

(c) Contributors, on behalf of themselves and their respective executors, heirs, beneficiaries, legal representatives, successors and assigns (collectively, the “Contributor Releasors”), fully and finally release, acquit and forever discharge, effective immediately prior to the Closing, ZaZa, Toreador and the Company and any person directly or indirectly controlling, controlled by or under direct or indirect common control with the ZaZa, Toreador and the Company (and, to the extent that they would be liable in respect of their position with the foregoing, each of the present and former officers, directors, shareholders, members, partners, managers, representatives, employees, agents, affiliates, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors, insurers, personal representatives and attorneys of the foregoing) from any and all actions, causes of action (whether class, derivative or individual in nature, for indemnity or otherwise), suits, debts, claims, counterclaims, demands, liens, commitments, contracts, agreements, promises, liabilities, demands, damages, losses, costs, expenses and compensation of any kind or nature whatsoever, known or unknown, suspected or unsuspected, fixed or contingent, past, present or future, in law or in equity (“Released Claims”) in any way connected with or related to the Net Profits Interests. Notwithstanding the foregoing, the Contributor Releasors do not release any Released Claims (i) pursuant to this Agreement or any document related hereto, (ii) for payment of the consideration set forth in Section 1.02, (iii) for the payment of any accrued and unpaid salaries or unpaid consulting fees or other fringe benefits accrued in the ordinary course of business including 401(k) accruals, pending health insurance claims and similar items under the Consulting Agreement, or (iv) for any Net Profits Interests payments accruing prior to the Closing.

Section 1.02  Consideration.  At the Effective Time, subject to the terms and conditions of this Agreement, the Company shall deliver in exchange for such Contributor’s Net Profits Interests to each Contributor the amount set forth opposite such Contributor’s name on Schedule I.

Section 1.03  Net Profits Interests Transfer Documents.  At the Closing, each Contributor shall execute all assignments and other documents (including to effect the termination of the provisions of such Contributor’s Consulting Agreement relating to the Net Profits Interests) reasonably necessary to effectuate such Contributor’s contribution of the Net Profits Interests (the “Net Profits Interests Transfer Documents”).

Section 1.04  Closing.  Unless this Agreement shall have been terminated pursuant to Article 7, and subject to satisfaction or waiver of the conditions in Article 5, the closing of the Net Profits Interests Contribution (the “Closing”) will occur immediately following the Closing under the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in Article 5 (other than those conditions which relate to actions to be taken at the Closing or conditions whose satisfaction is to be measured as of the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions) at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004 or at such other time or place when and where the closing under the Merger Agreement shall occur (the day on which the Closing occurs being the “Closing Date”).

ARTICLE 2

Representations and Warranties of the Contributors

Each of the Contributors represents and warrants, severally as to itself, and not jointly, to the Company as follows:

Section 2.01  Existence; Good Standing; Corporate Authority.  Each such Contributor that is a corporation or limited liability company is duly incorporated or formed, validly existing and in good standing under the laws of the State of its organization. Each such Contributor that is a corporation or limited liability company has all requisite power and authority to own the Net Profits Interests.

Section 2.02  Authorization, Validity and Effect of Agreements.  Each such Contributor that is a corporation or limited liability company has the requisite power and authority to execute and deliver this Agreement. The consummation by such Contributor that is a corporation or a limited liability company of the transactions contemplated hereby has been duly authorized by all requisite action of such Contributor. Each such Contributor that is a natural person has the capacity to execute this Agreement. This Agreement constitutes the valid and legally binding obligation of such Contributor, enforceable against such Contributor in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 2.03  Title.  Each such Contributor is the record owner of the Net Profits Interests identified in such Contributor’s Consulting Agreement. Other than the Consulting Agreement set forth opposite such Contributor’s name on Schedule I, such Contributor is not a party to any other agreement or document granting any Net Profits Interests or similar interests in ZaZa. Each such Contributor owns such Net Profits Interests free and clear of all liens, pledges, security interests, claims, preferential purchase rights or other rights, interests or encumbrances (“Liens”), other than any Liens arising under the Consulting Agreement.

Section 2.04  No Conflict.

(a) Neither the execution and delivery by such Contributor of this Agreement nor the consummation by such Contributor of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of or create any rights in favor of any other party under the organizational documents, if any, of such Contributor; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, lease, contract or agreement to which such Contributor is a party; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to such Contributor.

(b) Neither the execution and delivery by such Contributor of this Agreement nor the consummation by such Contributor of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Authority (as defined in the Merger Agreement) on the part of such Contributor.

Section 2.05  No Brokers.  Such Contributor has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Toreador, the Company or ZaZa to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement and the Merger Agreement or the consummation of the transactions contemplated hereby.

Section 2.06  No Additional Representations.  Notwithstanding anything contained in this Agreement to the contrary, such Contributor acknowledges and agrees that neither the Company nor any other Person has made or is making any representations or warranties relating to the Company whatsoever, express or implied, beyond those expressly given by the Company in Article 3 hereof. Such Contributor has not relied on any representations or warranties relating to the Company in determining to enter into this Agreement, except as expressly given by the Company in Article 3 hereof.

ARTICLE 3

Representations and Warranties of the Company

The Company hereby represents and warrants to the Contributors as follows:

Section 3.01  Existence; Good Standing.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

Section 3.02  Authorization, Validity and Effect of Agreements.  The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby, to which it is a party. The consummation by the Company of the transactions contemplated hereby has been duly authorized by all requisite corporate action of the Company. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 3.03  No Conflict.

(a) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of or create any rights in favor of any other party under the certificate of incorporate or bylaws of the Company; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, lease, contract or agreement to which the Company is a party; or (ii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company.

(b) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Authority.

Section 3.04  No Brokers.  The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of ZaZa, the Company or Toreador to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

Section 3.05  No Additional Representations.  Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that no Contributor nor any other Person has made or is making any representations or warranties relating to such Contributor whatsoever, express or implied, beyond those expressly given by the Contributors in Article 2 hereof. The Company has not relied on any representations or warranties relating to the Contributors in determining to enter into this Agreement, except as expressly given by the Contributors in Article 2 hereof.

ARTICLE 4

Covenants

Section 4.01  No Transfers of Net Profits Interests.  Prior to the Effective Time, except as expressly contemplated hereby or unless the Company has consented in writing thereto (which consent shall not be unreasonably withheld, delayed or conditioned), no Contributor shall transfer, sell, assign, encumber or otherwise dispose of the Net Profits Interests held by it.

Section 4.02  Publicity.  The parties will consult with each other and Toreador and will mutually agree (including agreement by Toreador, which agreement will not be unreasonably withheld, conditioned or delayed) upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by Applicable Law (as defined in the Merger Agreement) or by obligations pursuant to any listing agreement with any national securities exchange.

Section 4.03  Expenses.  Whether or not the Net Profits Interests Contribution is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 4.04  Notification.  The Company and each of the Contributors shall give prompt notice to the other of (i) any representation or warranty made by it or contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it or him to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

ARTICLE 5

Conditions

Section 5.01  Conditions to Each Party’s Obligation to Effect the Net Profits Interests Contribution.  The respective obligations of each party to effect the Net Profits Interests Contribution shall be subject to the fulfillment or waiver by each of the parties to this Agreement (subject to Applicable Law) at or prior to the Closing Date of the conditions contained in Section 7.01 of the Merger Agreement.

Section 5.02  Conditions to Obligation of the Contributors to Effect the Net Profits Interests Contribution.  The obligation of the Contributors to effect the Net Profits Interests Contribution shall be subject to the fulfillment or waiver by the Company at or prior to the Closing Date of the following conditions:

(a) The Company shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date.

(b) The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date in all material respects.

(c) Toreador shall have satisfied the closing conditions under Section 7.03 of the Merger Agreement (or such closing conditions shall have been waived by ZaZa) and ZaZa shall have satisfied the closing conditions under Section 7.02 of the Merger Agreement (or such closing conditions shall have been waived by Toreador).

Section 5.03  Conditions to Obligation of the Company to Effect the Net Profits Interests Contribution.  The obligation of the Company to effect the Net Profits Interests Contribution shall be subject to the fulfillment or waiver by the Contributors at or prior to the Closing Date of the following conditions:

(a) Each of the Contributors shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date.

(b) The representations and warranties of the Contributors contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date in all respects (other than de minimis inaccuracies).

(c) ZaZa shall have satisfied the closing conditions under Section 7.02 of the Merger Agreement (or such closing conditions shall have been waived by Toreador) and Toreador shall have satisfied the closing conditions under Section 7.03 of the Merger Agreement (or such closing conditions shall have been waived by ZaZa).

ARTICLE 6

Termination

Section 6.01  Automatic Termination.  This Agreement shall automatically terminate if the Merger Agreement is validly terminated for any reason.

Section 6.02  Termination by the Company.  This Agreement may be terminated by action of the Board of Directors of the Company if there has been a breach by any of the Contributors of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of any of the Contributors shall have become untrue, in either case such that the conditions set forth in Sections 5.03(a) or 5.03(b) shall not be satisfied (assuming for purposes of this Section 6.02 that the references in Sections 5.03(a) or 5.03(b) to “Closing Date” mean the date of termination pursuant to this Section 6.02) and such breach or failure of a representation or warranty to be true is not curable, or, if curable, is not cured within 30 days after written notice of such breach or failure of a representation or warranty to be true is given to the Contributors by the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 6.02 shall not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Sections 5.02(a) or 5.02(b) shall not be satisfied and the Contributors would then be entitled to terminate this Agreement under Section 6.03 (without giving effect to the proviso in Section 6.03 or the 30-day advance notice period).

Section 6.03  Termination by the Contributors.  This Agreement may be terminated by any of the Contributors if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 5.02(a) or 5.02(b) would not be satisfied (assuming for purposes of this Section 6.03 that the references in Sections 5.02(a) and 5.02(b) to “Closing Date” mean the date of termination pursuant to this Section 6.03) and such breach or failure of a representation or warranty to be true is not curable, or, if curable, is not cured within 30 days after written notice of such breach or failure of a representation or warranty to be true is given to the Company by such Contributor; provided, however, that the right to terminate this Agreement pursuant to this Section 6.03 shall not be available to any Contributor if it, at such time, any Contributor is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Sections 5.03(a) or 5.03(b) shall not be satisfied and the Company would then be entitled to terminate this Agreement under Section 6.02 (without giving effect to the proviso in Section 6.02 or the 30-day advance notice period).

Section 6.04  Effect of Termination.  In the event of termination of this Agreement and the abandonment of the Net Profits Interests Contribution pursuant to this Article 6, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to Section 4.02, Section 4.03 and except for the provisions of Article 7.

Section 6.05  Extension; Waiver.  At any time prior to the Effective Time, the Company and the Contributors may (with the prior consent of Toreador and ZaZa, which consents will not be unreasonably withheld, conditioned or delayed), to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, ZaZa and Toreador.

ARTICLE 7

General Provisions

Section 7.01  Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any document delivered in connection with this Agreement, including under the Net Profits Interests Transfer Documents, shall survive the consummation of the Net Profits Interests Contribution and the transactions contemplated thereunder.

Section 7.02  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (c) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day, in each case to the intended recipient as set forth below:

(a) if to a Contributor, at the address set forth opposite such Contributor’s name on Schedule I:

(b) if to the Company:

Toreador Resources Corporation
c/o Toreador Holding SAS
5 rue Scribe
Paris, France
Attn: Corporate Secretary
Facsimile: 33 (0) 1 47 03 33 71

and

ZaZa Energy, LLC
1301 McKinney Street, Suite 2850
Houston, Texas 77010
Attn: Todd Brooks
Facsimile: (713) 595-1919

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attn: Philip Richter, Esq. and Murray Goldfarb, Esq.
Facsimile: (212) 859-4000

and

Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
Attn: G. Michael O’Leary, Esq. or William M. Young, Esq.
Facsimile: 713.238.7130 (O’Leary)
Facsimile: 713-238-7111 (Young)

Section 7.03  Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and Toreador. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided, however, that Toreador and ZaZa shall be an express third party beneficiary of the obligations of the parties hereto and shall have the express right to enforce the performance by the parties hereto of all of their respective obligations hereunder.

Section 7.04  Entire Agreement.  This Agreement, the Merger Agreement, the ZaZa Contribution Agreement (as defined in the Merger Agreement) and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto and Toreador.

Section 7.05  Amendments.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and consented to by Toreador.

Section 7.06  Governing Law.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the Contributors and the Company hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum. Each party to this Agreement irrevocably waives the right to a trial by jury in connection with any matter arising out of this Agreement and, to the fullest extent permitted by Applicable Law, any defense or objection it may now or hereafter have to the laying of venue of any proceeding under this Agreement brought in the Delaware Courts and any claim that any proceeding under this Agreement brought in any such court has been brought in an inconvenient forum.

Section 7.07  Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 7.08  Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

Section 7.09  Interpretation.  In this Agreement:

(a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

(b) The words “include”, “includes” and “including” are not limiting.

Section 7.10  Waivers.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 7.11  Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 7.12  Enforcement of Agreement.  The parties hereto agree that irreparable damage would occur (including to Toreador) in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or if the Agreement was otherwise breached and that monetary damages, even if available, would not be an adequate remedy hereunder. It is accordingly agreed that the parties and Toreador shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court without proof of actual damages and each party hereto waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or in equity for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.

Section 7.13  Further Assurances.  Each of the parties agree to take all steps, make all filings and execute all documents reasonably necessary to complete their portion of the Net Profits Interests Contribution and the transactions contemplated hereby.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

ZAZA ENERGY CORPORATION

By:	/s/ Craig M. McKenzie
Name: Craig M. McKenzie

Title:	Vice President and Secretary

SCHEPEL PETROLEUM CONSULTING CORPORATION

By:	/s/ Kevin J. Schepel
Name:     Kevin J. Schepel

Title:	President

J.T. RICHARDS CONSULTING, LLC

By:	/s/ John T. Richards
Name: John T. Richards

Title:	President

RANDY B. PARSLEY

/s/  Randy B. Parsley

THOMAS D. BOWMAN

/s/  Thomas D. Bowman

ZAZA ENERGY, LLC

By:	/s/ Todd Alan Brooks
Name: Todd A. Brooks

Title:	Manager

ANNEX E
EXECUTION VERSION

ZAZA ENERGY CORPORATION
STOCKHOLDERS’ AGREEMENT
DATED AS OF AUGUST 9, 2011

E-i

THIS STOCKHOLDERS’ AGREEMENT, dated as of August 9, 2011 (this “Agreement”), between ZaZa Energy Corporation, a Delaware corporation (the “Company”), Blackstone Oil & Gas, LLC, a Texas limited liability company, Omega Energy Corp., a Texas corporation, and Lara Energy, Inc., a Texas corporation (collectively, the “ZaZa Members”), and the Other Stockholders (as defined below) that may join this Agreement from time to time in accordance with Section 5.01 and Section 6.09 below. Capitalized terms are defined in Section 1.01.

RECITALS:

WHEREAS, concurrently with the execution and delivery of this Agreement, Toreador Resources Corporation, a Delaware corporation (“Toreador”), ZaZa Energy, LLC, a Texas limited liability company (“ZaZa”), the Company, and Thor Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (“Thor Merger Sub”), are entering into an Agreement and Plan of Merger and Contribution dated as of August 9, 2011 (as amended, modified or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other things, Thor Merger Sub will merge with and into Toreador (the “Toreador Merger”), whereby, subject to the terms of the Merger Agreement, each share of common stock, par value $0.15625 per share, of Toreador (the “Toreador Common Stock”), will be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) equal to the Toreador Exchange Ratio (as defined in the Merger Agreement);

WHEREAS, concurrently with the execution and delivery of this Agreement, the ZaZa Members are entering into a Contribution Agreement, dated as of August 9, 2011, with the Company and Toreador, pursuant to which at the Effective Time each of the ZaZa Members shall contribute, directly or indirectly, the ZaZa Membership Interests (as defined in the Merger Agreement) held by it to the Company (collectively, the “ZaZa Contribution”) in exchange for, among other things, a number of shares of Company Common Stock equal to the ZaZa Share Consideration (as defined in the Merger Agreement);

WHEREAS, immediately after the Toreador Merger, the ZaZa Contribution, the Net Profits Interests Contribution (as defined in the Merger Agreement) and the Recontribution (as defined in the Merger Agreement), the holders of the Toreador Common Stock, the ZaZa Members and the holders of the ZaZa Profits Interests (as defined in the Merger Agreement), in each case immediately prior to the Toreador Merger, the ZaZa Contribution and the Net Profits Interests Contribution, will together own all of the outstanding shares of the Company Common Stock (and the Company will, in turn, own all of the outstanding shares of common stock, par value $0.01 per share, of the surviving corporation in the Toreador Merger, all of the outstanding ZaZa Profits Interests and all of the ZaZa Membership Interests);

WHEREAS, the board of directors of the Company has approved the execution, delivery and performance of this Agreement; and

WHEREAS, the Company and the ZaZa Members desire to establish in this Agreement certain arrangements to be effective upon the Effective Time with respect to the Shares beneficially owned by the ZaZa Members and their affiliates and certain agreements with respect to the corporate governance of the Company, the acquisition and the disposition of securities of the Company by the ZaZa Members and their affiliates and other matters.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.  Definitions.  As used in this Agreement, the following terms shall have the following meanings:

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. Neither the

Company nor any of its Subsidiaries, on the one hand, nor any Stockholder nor any of its Subsidiaries, on the other hand, shall be deemed an affiliate of the other for purposes of this Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Audit Committee Independent Director” means an Independent Director of the Company who also qualifies as independent under Rule 10A-3(b)(1) under the Exchange Act, as such rule may be amended, supplemented or replaced from time to time.

“beneficial owner” and words of similar import have the meaning assigned to such terms in Rule 13d-3 promulgated under the Exchange Act.

“Board” or “Board of Directors” means the Board of Directors of the Company, except where the context requires otherwise.

“Claims” has the meaning assigned to such term in Section 3.08(a).

“Closing” has the meaning assigned to such term in the Merger Agreement.

“Closing Date” has the meaning assigned to such term in the Merger Agreement.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Common Stock” has the meaning set forth in the preamble to this Agreement.

“Controlled Company” has the meaning set forth under (i) NASDAQ Rule 5615(c)(1), as such rule may be amended, supplemented or replaced from time to time, or (ii) if the Company is not listed on the NASDAQ, any comparable rule or regulation of the primary securities exchange or quotation system on which the Shares are listed or quoted (whether by final rule or otherwise).

“Delaware Courts” has the meaning assigned to such term in Section 6.08.

“Demand Notice” has the meaning assigned to such term in Section 3.01(a).

“Demand Registration” has the meaning assigned to such term in Section 3.01(a).

“Demand/Takedown Frequency Limit” has the meaning assigned to such term in Section 3.01(a).

“Director” means a member of the Board of Directors.

“Earnings Blackout Period” means the period of time prior to and following the Company’s public release of quarterly or annual earnings results during which none of the Company’s directors and officers are permitted to trade in the Company’s securities pursuant to the Company’s customary securities trading policies and procedures, as in effect from time to time.

“Effective Time” has the meaning assigned to such term in the Merger Agreement.

“Equity Security” means (a) any Shares or other Voting Stock, (b) any securities of the Company convertible into or exchangeable for Shares or other Voting Stock or (c) any options, rights or warrants (or any similar securities) issued by the Company to acquire Shares or other Voting Stock.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Governmental Entity” means any transnational, Federal, state, local or foreign government, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system on which equity securities issued by the Company or any of its Subsidiaries are listed or quoted.

“Group” means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock that would be required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D or Schedule 13G with the SEC as a “person” within the meaning of

Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Stock representing more than 5% of any class of Voting Stock then outstanding.

“Group 1 Directors” means the Initial Group 1 Directors and those Directors that were designated by the Majority ZaZa Members pursuant to Section 2.01(c) or (f), in each case, serving on the Board of Directors at any time of determination.

“Group 2 Directors” means the Initial Group 2 Directors and those Directors that were nominated by the Nominating Committee pursuant to Section 2.01(d) or (g), in each case, serving on the Board of Directors at any time of determination.

“indemnified party” has the meaning assigned to such term in Section 3.08(c).

“Indemnified Person” has the meaning assigned to such term in Section 3.08(a).

“indemnifying party” has the meaning assigned to such term in Section 3.08(c).

“Independent Director” means a Director of the Company who qualifies as an “independent director” of the Company under (i) NASDAQ Rule 5605(a)(2), as such rule may be amended, supplemented or replaced from time to time, or (ii) if the Company is not listed on the NASDAQ, any comparable rule or regulation of the primary securities exchange or quotation system on which the Shares are listed or quoted (whether by final rule or otherwise).

“Initial Group 1 Directors” has the meaning assigned to such term in Section 2.01(b).

“Initial Group 2 Directors” has the meaning assigned to such term in Section 2.01(b)

“Inspectors” has the meaning assigned to such term in Section 3.04(a)(xi).

“Issuer FWP” has the meaning assigned to “issuer free writing prospectus” in Rule 433 under the Securities Act.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.

“Majority Independent Directors” means a majority of the Independent Directors of the Company.

“Majority ZaZa Member Nominee Number” has the meaning assigned to such term in Section 2.01(d)(i).

“Majority ZaZa Members” means, at any time of determination, for all purposes under this Agreement, those ZaZa Members and their respective Permitted Transferees who together hold a majority of the ZaZa Shares held by all ZaZa Members and their Permitted Transferees, in the aggregate.

“Merger Agreement” has the meaning set forth in the recitals to this Agreement.

“Minimum Demand Amount” means Registrable Securities representing the lesser of (A) a value (based on the average closing price per Share for the ten Trading Days preceding the delivery of the applicable Demand Notice) of not less than $10 million, and (B) 2.5% of the number of then outstanding Shares.

“NASDAQ” means The Nasdaq Global Market.

“Nominating Committee” has the meaning set forth in Section 2.01(d).

“Nominating Committee Nominee Number” has the meaning set forth in Section 2.01(d)(ii).

“Nominee Calculation Date” means, (a) for purposes of calculating the Majority ZaZa Member Nominee Number for purposes of Section 2.01(c), with respect to any annual meeting, the 90th day before the anniversary of the date upon which the annual meeting of the Company occurred during the prior year (except that, with respect to the first annual meeting of the Company after the Effective Time, the Nominee Calculation Date shall be the 90th day before the anniversary of the date upon which the annual meeting of Toreador stockholders occurred during the prior year), and (b) for purposes of calculating the Majority ZaZa Member Nominee Number for purposes of other provisions hereof, at the time at which such number is determined.

“Other Stockholder” means any Person (other than the Company, any of its Subsidiaries and any of the ZaZa Members) that joins this Agreement as an Other Stockholder in accordance with Section 5.01(b) and/or Section 6.09, provided that any such Person shall cease to be an Other Stockholder when it ceases to hold any Shares.

“Participating Stockholder” means, with respect to any offering of Registrable Securities, any Stockholder holding Registrable Securities that participates in, and has not validly withdrawn from, such offering.

“Permitted Transferee” means, with respect to a Stockholder, any of the following: (a) an Affiliate of such Stockholder, (b) a trust or limited partnership established for the benefit of the family members of such Stockholder (or the family members of the ultimate beneficial owner of such Stockholder), (c) any transferee of such Stockholder by will, devise or inheritance and (d) with respect to the ZaZa Members, any employee or consultant of ZaZa as of the date of this Agreement (other than any ZaZa Member or any of its Affiliates).

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Piggyback Registration” has the meaning assigned to such term in Section 3.02.

“Public Stockholder” means each holder of Shares that is not a Stockholder.

“Records” has the meaning assigned to such term in Section 3.04(a)(xi).

“Registrable Securities” means, as of any time, all ZaZa Shares; provided, however, that such securities shall cease to be Registrable Securities when (i) a Registration Statement relating to such securities shall have been declared effective by the SEC and such securities shall have been disposed of by a Stockholder pursuant to such Registration Statement; (ii) such securities have been disposed of by a Stockholder pursuant to Rule 144 promulgated under the Securities Act; (iii) such securities have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration or qualification under the Securities Act or such state or “blue sky” securities laws then in force; or (iv) such securities may be disposed of without registration under the Securities Act by the applicable Stockholder pursuant to Rule 144(b)(1)(i) promulgated under the Securities Act.

“Registration Statement” means any registration statement of the Company that covers Registrable Securities pursuant to the provisions of this Agreement, including the prospectus, amendments and supplements to such registration statement or prospectus, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement or prospectus.

“Requesting Stockholders” means, at any time of determination, those Stockholders holding twenty-five percent (25%) or more of the Registrable Securities.

“Restricted Parties” has the meaning assigned to such term in Section 4.01.

“Restricted Stockholder” means each Stockholder other than any Permitted Transferee under clause (d) of the definition thereof.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

“Shares” means (a) shares of the Company Common Stock and (b) any securities issued or issuable with respect to any such Shares by way of a stock dividend or other similar distribution or stock split, or in connection with a combination of shares or recapitalization.

“Shelf Registration Statement” means a “shelf” Registration Statement filed under the Securities Act providing for the registration of, and the sale on a continuous or delayed basis by the holders of, the Registrable Securities pursuant to Rule 415 under the Securities Act and any similar rule that may be adopted by the SEC.

“Standstill Period” means, with respect to any Stockholder, the period that (i) commences (a) with respect to each of the ZaZa Members, on the date of this Agreement and (b) with respect to each Other Stockholder, on the date that such Other Stockholder becomes a Stockholder hereunder and (ii) ends (A) with respect to (x) each Stockholder on the date on which such Stockholder and its Permitted Transferees (and any Group of which any of them is a part) cease to beneficially own 15% or more of the Voting Stock of the Company in the aggregate, and (y) all Stockholders and Permitted Transferees on the date that all of the Stockholders and their Permitted Transferees (and any Group of which any of them is a part), considered collectively, cease to beneficially own 25% of the Voting Stock of the Company in the aggregate, and (B) on the third anniversary of the Closing Date if such period has not ended previously in accordance with clause (ii)(A).

“Stockholder” means a ZaZa Member or an Other Stockholder.

“Stockholders” means the ZaZa Members and the Other Stockholders, collectively.

“Subsidiary” or “Subsidiaries” when used with respect to any party shall mean any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner or managing member.

“Takedown Offering” means an underwritten offering pursuant to a Shelf Registration Statement.

“Takedown Request” has the meaning assigned to such term in Section 3.01(b).

“Thor Merger Sub” has the meaning set forth in the recitals to this Agreement.

“Toreador” has the meaning set forth in the recitals to this Agreement.

“Toreador Common Stock” has the meaning set forth in the recitals to this Agreement.

“Toreador Merger” has the meaning set forth in the recitals to this Agreement.

“Trading Day” means (i) for so long as Shares are listed or admitted for trading on the NASDAQ or another national securities exchange, a day on which the NASDAQ or such other national securities exchange is open for business and trading in Shares is not suspended or restricted or (ii) if Shares cease to be so listed, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by Law or executive order to close.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any Shares or any interest in any Shares. For purposes of Section 5 of this Agreement, the Transfer (including by way of issuance, sale, disposition or any other means) in one or more transactions of a majority of the shares of capital stock of, or other equity interest in, any Stockholder shall constitute a Transfer of Shares by such Stockholder.

“Underwriter” means a securities dealer who purchases any Registrable Securities as a principal in connection with a distribution of such Registrable Securities and not as part of such dealer’s market-making activities.

“Underwritten Offering” means a public offering of securities registered under the Securities Act in which an Underwriter, placement agent or other intermediary participates in the distribution of such securities.

“Voting Power” means the ability to vote or to control, directly or indirectly, by proxy or otherwise, the vote of any Voting Stock at the time such determination is made; provided, however, that a Person will not be deemed to have Voting Power as a result of an agreement, arrangement or understanding to vote such Voting Stock if such agreement, arrangement or understanding (a) arises solely from a revocable proxy or consent given in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act and (b) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report).

“Voting Stock” means securities having the right to vote generally in any election of Directors of the Company.

“ZaZa” has the meaning set forth in the recitals to this Agreement.

“ZaZa Contribution” has the meaning set forth in the recitals to this Agreement.

“ZaZa Members” has the meaning set forth in the preamble to this Agreement.

“ZaZa Members’ Percentage Interest” means, as of any date of determination, the percentage of all outstanding Shares that is represented by the ZaZa Shares then beneficially owned by all ZaZa Members and their Permitted Transferees, in the aggregate, which percentage shall be calculated by rounding up to the nearest whole number.

“ZaZa Shares” means (a) all Shares issued to the ZaZa Members pursuant to the ZaZa Contribution and (b) any securities issued or issuable with respect to any such Shares by way of a stock dividend or other similar distribution or stock split, or in connection with a combination of shares or recapitalization.

ARTICLE II

CORPORATE GOVERNANCE

Section 2.01.  Composition of the Board of Directors.

(a) From the Effective Time until the third anniversary of the Closing Date, the Board of Directors shall be comprised of nine (9) Directors; provided, however, that the size of the Board of Directors may be changed by a vote of Directors representing at least 75% of the number of Directors comprising the full Board of Directors.

(b) Following the Effective Time, in accordance with Section 2.06 of the Merger Agreement, the Board of Directors shall be initially comprised of the seven individuals indentified as “Group 1 Directors” by the ZaZa Members prior to the Effective Time (the “Initial Group 1 Directors”) and the two individuals identified by Toreador prior to the Effective Time in accordance with the Merger Agreement) (the “Initial Group 2 Directors”).

(c) Except as otherwise provided herein, from and after the Effective Time until the third anniversary of the Closing Date, in connection with each annual meeting of the stockholders of the Company, the Majority ZaZa Members shall have the right to designate (collectively and not individually) up to that number of individuals equal to the then-applicable Majority ZaZa Member Nominee Number for election as Directors in connection with such annual meeting; provided, however, that at all times when the Majority ZaZa Member Nominee Number is four or more, at least one of the Group 1 Directors shall qualify as an Audit Committee Independent Director.

(d) From and after the Effective Time until the third anniversary of the Closing Date, the Board of Directors shall at all times maintain a Nominating Committee (the “Nominating Committee”) comprised of one Director who is an Independent Director selected by a majority of all Group 1 Directors and two Directors who have been selected by a majority of all Group 2 Directors. The Nominating Committee shall be vested with the full power and authority to nominate, by a majority vote of the Nominating Committee, for election as Directors in connection with each annual meeting of the stockholders of the Company, (i) up to that number of individuals equal to the Nominating Committee Nominee Number; provided, however, that at all times, at least one of the Group 2 Directors shall qualify as an Audit Committee Independent Director and (ii) that number of individuals equal to the Majority ZaZa Member Nominee Number that have been designated by the Majority ZaZa Members in accordance with Section 2.01(c).

(i) The “Majority ZaZa Member Nominee Number” shall mean, at any time, a number (not in excess of 7), rounded to the nearest whole number (with 0.5 or greater rounded up), equal to the product of (x) the ZaZa Members’ Percentage Interest as of the most recent Nominee Calculation Date, multiplied by (y) the total number of Directors (including in this total any vacancies) on the Board of Directors.

(ii) The “Nominating Committee Nominee Number” shall mean a number equal to the total number of Directors (including in this total any vacancies) on the Board of Directors minus the then applicable Majority ZaZa Member Nominee Number.

(e) The Company shall notify the ZaZa Members of the Nominee Calculation Date in connection with each annual meeting of stockholders occurring prior to the third anniversary of the Closing Date at least 10 Trading Days prior to such date. The Majority ZaZa Members shall notify the Board of Directors of their designees not later than 10 Trading Days after such date.

(f) In the event of the death, resignation, retirement, disqualification or removal from office of a Group 1 Director (or nominee for election as a Director designated by the Majority ZaZa Members in accordance with Section 2.01(c)) occurring prior to the third anniversary of the Closing Date, the Majority ZaZa Members shall have the right to designate a replacement Group 1 Director (or a replacement nominee) so long as after giving effect to the appointment or election of such replacement, the number of Group 1 Directors then in office will not exceed the then-applicable Majority ZaZa Member Nominee Number and the Board of Directors shall as promptly as practicable take all necessary action to appoint as a Director (or nominate) a replacement designee designated in accordance with the foregoing. Any designee replacing a Group 1 Director (or nominee designated by the Majority ZaZa Members in accordance with Section 2.01(c)) shall be subject to the same qualification criteria under this Agreement as his or her predecessor.

(g) If prior to the third anniversary of the Closing Date (x) there is a death, resignation, retirement, disqualification or removal from office of any Group 2 Director (or nominee for election as a Director recommended by the Nominating Committee in accordance with Section 2.01(d)) or (y) there is otherwise a vacancy on the Board of Directors that the Majority ZaZa Members are not entitled to designate an individual to fill pursuant to Section 2.01(f), the Nominating Committee shall have the full power and authority to recommend, by majority vote of the Nominating Committee, an individual (or a replacement nominee) to fill such vacancy. The Board of Directors shall as promptly as practicable take all necessary action to appoint as a Director (or nominate) an individual recommended by the Nominating Committee in accordance with the foregoing. Any designee replacing a Group 2 Director (or nominee recommended by the Nominating Committee in accordance with Section 2.01(d)) shall be subject to the same qualification criteria under this Agreement as his or her predecessor.

Section 2.02.  Solicitation and Voting of Shares.

(a) During the period that commences at the Effective Time and ends on the third anniversary of the Closing Date, in connection with each annual meeting of the stockholders of the Company (and any adjournment thereof) and any special meeting of the stockholders of the Company called for the election of directors (and any adjournment thereof), (i) the Board of Directors shall recommend that the Company’s stockholders vote in favor of the election of the individuals designated by the Majority ZaZa Members in accordance with Section 2.01(c) (or any replacement nominee designed by the Majority ZaZa Members in accordance with Section 2.01(f)) and in favor of the election of the individuals nominated by the Nominating Committee in accordance with Section 2.01(d) (or Section 2.01(g), as applicable) and (ii) the Company shall solicit from its stockholders eligible to vote for the election of Directors at such annual or special meeting (or any adjournment thereof), as the case may be, proxies in favor of, and shall take all other actions as may be necessary and proper to cause the election as members of the Board of Directors, such designees of the Majority ZaZa Members and such nominees of the Nominating Committee.

(b) During the period that commences at the Effective Time and ends on the third anniversary of the Closing Date, in connection with each annual meeting of the stockholders of the Company (and any adjournment thereof) and any special meeting of the stockholders of the Company called for the election of directors (and any adjournment thereof), each Stockholder shall attend in person or by proxy for purposes of establishing a quorum and shall vote all its shares of Voting Stock in favor of the election of the individuals designed by the Majority ZaZa Members in accordance with Section 2.01(c) (or any replacement nominee designed by the Majority ZaZa Members in accordance with Section 2.01(f)) and in favor of the election of the individuals nominated by the Nominating Committee in accordance with Section 2.01(d) (or Section 2.01(g), as applicable). During the period that commences at Effective Time and ends on the third anniversary of the Closing Date, in connection with each special meeting of the stockholders of the Company and any proposed action by written consent, each Stockholder shall vote, or execute consents in respect of, all its shares of Voting Stock against any proposed removal of any Director nominated for election or otherwise designated as a Director in accordance with Section 2.01. During the period that commences at the Effective Time and ends on the third anniversary of the Closing Date, each Stockholder shall vote, or execute consents in respect of, all its shares of Voting Stock against any proposed amendment to the Company’s Certificate of Incorporation and Bylaws that are inconsistent in any material respect with the provisions of this Agreement. Each Stockholder hereby appoints the Company, its designees, and each of them individually, as the sole and exclusive attorneys and proxies of such Stockholder, with full power of substitution and re-substitution, to the full extent of such Stockholder’s right, with respect to any Voting Stock, and empowers such attorneys and proxies to exercise all voting rights in accordance with the provisions of this Section 2.02(b) (including, the power to execute and deliver written consents with respect to such Voting Stock) of the Stockholder during the period that commences at the Effective Time and ends on the third anniversary of the Closing Date at every annual or special meeting of the stockholders of the Company and in every written consent in lieu of any such meeting. Each Stockholder confirms that this proxy is irrevocable, is coupled with an interest, and is granted in consideration of the Company entering into this Agreement.

Section 2.03.  Change in Law.  In the event any Law comes into force or effect (including by amendment) which conflicts with the terms and conditions of this Agreement, the parties shall negotiate in good faith to revise the Agreement to achieve the parties’ intentions set forth herein.

ARTICLE III

REGISTRATION RIGHTS

Section 3.01.  Registration.

(a) The Company agrees that from time to time following the six-month anniversary of Closing, upon a written request by the Requesting Stockholders on behalf of one or more Participating Stockholders (a “Demand Notice”), the Company will as promptly as reasonably practical prepare and file a Registration Statement or designate an existing Registration Statement suitable for resales of Registrable Securities by the Participating Stockholders, which Registration Statement, if the Requesting Stockholders so request and such option is available to the Company at the time, will be an Shelf Registration Statement (a “Demand Registration”); provided, however, that (1) the Company shall not be obligated to effect more than two Demand Registrations and Takedown Requests (as defined below) in any 12-month period (the “Demand/Takedown Frequency Limit”), (2) the Company shall not be obligated to effect more than ten Demand Registrations in the aggregate, and (3) the Registrable Securities for which a Demand Registration has been requested shall not be less than the Minimum Demand Amount. Each such Demand Notice will specify the Participating Stockholders and the number of shares of Registrable Securities proposed to be offered for sale by each Participating Stockholder and will also specify the intended method of distribution thereof. As promptly as practicable after receiving a Demand Notice, the Company will give written notice to all Stockholders other than the initial Participating Stockholders described in such Demand Notice, and such other Stockholders shall have five days from the receipt of such notice to notify the Company of the number of shares of Registrable Securities such other Stockholders propose to include in such Demand Registration.

(b) The Company agrees that, upon the written request of the Requesting Stockholders on behalf of one or more Participating Stockholders from time to time (a “Takedown Request”), the Company will assist the Participating Stockholders in effecting a Takedown Offering pursuant to a Shelf Registration Statement that was previously filed and declared effective (so long as such Registration Statement is a Shelf Registration Statement previously filed pursuant to a Demand Registration) and reasonably cooperate with the Participating Stockholders and any Underwriters to effect such Takedown Offering as promptly as practicable; provided, however, that (1) subject to clause (c) below, each Takedown Request shall be counted against and subject to the Demand/Takedown Frequency Limit and (2) the Registrable Securities for which a Takedown Request has been requested shall not be less than the Minimum Demand Amount. Each Takedown Request will specify the Participating Stockholders and the number of Registrable Securities to be included by each Participating Stockholder in such Takedown Offering and the intended method of distribution. As promptly as practicable after receiving a Takedown Notice, the Company will give written notice to all Stockholders other than the initial Participating Stockholders described in such Takedown Notice, and such other Stockholders shall have five days from the receipt of such notice to notify the Company of the number of shares of Registrable Securities, if any, such other Stockholders propose to include in such Takedown Offering. If a Takedown Request is made and is subsequently withdrawn before Registrable Securities of the requesting person(s) are sold pursuant to such Takedown Request, such takedown request shall not be counted against the Demand/Takedown Frequency Limit.

(c) Notwithstanding the foregoing, if the Participating Stockholders commence a Takedown Offering concurrently with or within five business days following a Shelf Registration Statement that is filed in response to a Demand Notice on behalf of the same Participating Stockholders being declared effective by the SEC, only such Demand Registration (and not such Takedown Request) shall be counted against the Demand/Takedown Frequency Limit.

(d) The Company agrees to use its reasonable best efforts (i) to cause any Registration Statement to be declared effective (unless it becomes effective automatically upon filing) as promptly as practicable after the filing thereof, (ii) to keep such Registration Statement effective for a period of not less than 45 days (or, in the case of a Shelf Registration Statement, three years) and (iii) to remove any stop orders imposed by the SEC. The Company further agrees to supplement or make amendments to the Registration Statement as may be necessary to keep such Registration Statement effective for the period set forth in clause (ii) above, including (A) to respond to the comments of the SEC, if any, (B) as may be required by the registration form utilized by the Company for such Registration Statement or by the instructions applicable to such registration form, (C) as may be required by the Securities Act, (D) as may be required in connection with a Takedown Offering or (E) as may be requested in writing by the Requesting Stockholders or any Underwriter for the Participating Stockholders and reasonably acceptable to the Company. Upon request, the Company agrees to furnish to the Participating Stockholders copies of any such supplement or amendment prior to its being used or filed with the SEC.

(e) In the event an offering of shares of Registrable Securities (including in connection with any Takedown Offering) involves one or more Underwriters, the Majority Independent Directors shall select the lead Underwriter and any additional Underwriters in connection with the offering, subject to the reasonable approval of the Requesting Stockholders.

(f) Notwithstanding the foregoing provisions of this Section 3.01, the Requesting Stockholders may not request a Demand Registration or deliver a Takedown Request during a period commencing upon the filing (or earlier, but not more than 15 days prior to such filing upon notice by the Company to the Stockholders that it so intends to file) of a Registration Statement for Shares by the Company for its own account or for any other security holder and ending (i) 60 days after such Registration Statement becomes effective, (ii) upon the withdrawal of such Registration Statement or (iii) 15 days after such notice if no such Registration Statement has been filed within such 15 day period, whichever occurs first.

(g) The Requesting Stockholders will be permitted to rescind a Demand Registration or Takedown Request or request the removal of any Registrable Securities held by the Participating Stockholders from any Demand Registration or Takedown Request at any time (provided any such removal (x) applies to the Participating Stockholders on a pro rata basis, based on the number of Registrable Securities then held, or (y) is otherwise consented to by the Participating Stockholders so removed); provided, however, that, unless the Company otherwise consents, a Demand Registration or Takedown Request must be rescinded if a request for removal of Registrable Securities from such Demand Registration or Takedown Request would otherwise result in less than the Minimum Demand Amount being included in the Demand Registration or Takedown Offering.

Section 3.02.  Piggyback Registration.  The Company agrees that from time to time following the six-month anniversary of Closing, if the Company proposes to file a Registration Statement under the Securities Act or consummate a Takedown Offering with respect to an offering of Shares for (a) the Company’s own account (other than a Registration Statement on Form S-4 or S-8 (or any substitute or successor form that may be adopted by the SEC)) or (b) the account of any holder of Shares (other than the Stockholders) pursuant to a demand registration request or takedown request delivered by such holder, then the Company will give written notice of such proposed filing or Takedown Offering to all Stockholders as soon as practicable (but in no event less than 10 days before the anticipated filing date). Such notice shall include an estimate of the aggregate offering price of the total number of shares proposed to be offered. Upon the written request, given within 5 days after delivery of any such notice by the Company, of one or more Stockholders to include Registrable Securities in such registration or Takedown Offering, as applicable (which request shall specify the number of Registrable Securities proposed to be included in such registration or Takedown Offering, as applicable), the Company will, subject to Section 3.03, include all such Registrable Securities in such registration or Takedown Offering, as applicable, on the same terms and conditions as the Company’s or such holder’s Shares (a “Piggyback Registration”); provided, however, that any Participating Stockholder will be permitted to request the removal of any Registrable Securities held by such Participating Stockholder from any Piggyback Registration prior to 5 days prior to the anticipated effective date of the Registration Statement (or the anticipated filing date of the preliminary prospectus supplement in connection with a Takedown Offering) filed in connection with such registration if such removal will not materially affect the timing or success of the offering (as determined by the Majority Independent Directors); provided further, however, that if at any time after giving written notice of such proposed filing or Takedown Offering, as applicable, and prior to the effective date of the Registration Statement filed in connection with such registration, or the consummation of such Takedown Offering, as applicable, the Company shall determine for any reason not to proceed with the proposed registration or disposition, as applicable, of the Shares, then the Company may, at its election, give written notice of such determination to the Participating Stockholders and, thereupon, will be relieved of its obligation to register any Registrable Securities in connection with such abandoned registration, or dispose of any Registrable Securities in connection with such Takedown Offering, as applicable. For the avoidance of doubt, the Company shall select any Underwriters in connection with a Piggyback Registration in its sole discretion, subject to any contractual right of any holder of Shares making a demand registration request or takedown request to make such selection.

Section 3.03.  Reduction of Underwritten Offering.  Notwithstanding anything contained herein, if the lead Underwriter of an Underwritten Offering pursuant to Sections 3.01 or 3.02 advises the Company that in its reasonable opinion the number of Shares (including any Registrable Securities) that the Company, the Participating Stockholders and any other Persons intend to include in any Registration Statement or dispose of pursuant to such Underwritten Offering is such that the success of any such offering would be adversely affected, including the price at which the securities can be sold, the marketability of such securities or the distribution of such securities, then the number of Shares to be included in the Registration Statement, or disposed of pursuant to such Underwritten Offering, as applicable, for the account of the Company, the Participating Stockholders and any other Persons will be reduced to the extent necessary to reduce the total number of securities to be included in any such Registration Statement or disposed of pursuant to such

Underwritten Offering, as applicable, to the number recommended by such lead Underwriter; provided, however, that (a) priority of inclusion in the case of a Demand Registration or Takedown Offering pursuant to Section 3.01 will be (i) first, the Registrable Securities requested to be included in the Registration Statement, or disposed of pursuant to the Takedown Offering, as applicable, for the account of the Participating Stockholders, allocated pro rata among them in accordance with the number of Registrable Securities held by each of them so that the total number of Registrable Securities to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter, (ii) second, Shares proposed to be offered by the Company for its own account so that the total number of Shares to be included in any such offering for the account of the Company, together with the Shares to be included pursuant to clause (a)(i) of this proviso, will not exceed the number recommended by such lead Underwriter and (iii) third, pro rata among any other Shares requested to be registered, or disposed of, as applicable, by the holders thereof pursuant to a contractual right so that the total number of Shares to be included in any such offering for the account of all such Persons, together with the Shares to be included pursuant to clauses (a)(i) and (a)(ii) of this proviso, will not exceed the number recommended by such lead Underwriter; (b) priority in the case of a Registration Statement initiated by the Company for its own account which gives rise to a Piggyback Registration pursuant to Section 3.02 will be (i) first, Shares initially proposed to be offered by the Company for its own account so that the total number of Shares to be included in any such offering for the account of the Company will not exceed the number recommended by such lead Underwriter, (ii) second, the Registrable Securities requested to be included in the Registration Statement, or disposed of pursuant to the Takedown Offering, as applicable, for the account of the Participating Stockholders, allocated pro rata among them in accordance with the number of Registrable Securities held by each of them so that the total number of Registrable Securities to be included in any such offering for the account of all such Participating Stockholders, together with the Shares to be included pursuant to clause (b)(i) of this proviso, will not exceed the number recommended by such lead Underwriter, and (iii) third, pro rata among any other Shares of the Company requested to be registered, or disposed of, as applicable, pursuant to a contractual right so that the total number of Shares to be included in any such offering for the account of all such Persons, together with the Shares to be included pursuant to clauses (b)(i) and (b)(ii) of this proviso, will not exceed the number recommended by such lead Underwriter; and (c) priority with respect to inclusion of Shares in a Registration Statement, or disposed of pursuant to the Takedown Offering, as applicable, initiated by the Company for the account of holders other than the Stockholders pursuant to registration rights afforded such holders will be (i) first, pro rata among Shares offered for the account of such holders so that the total number of Shares to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter, (ii) second, Shares offered by the Company for its own account so that the total number of Shares to be included in any such offering for the account of the Company, together with the Shares to be included pursuant to clause (c)(i) of this proviso, will not exceed the number recommended by such lead Underwriter, (iii) third, Registrable Securities requested to be included in the Registration Statement, or disposed of, pursuant to the Takedown Offering, for the account of the Participating Stockholders, allocated pro rata among them in accordance with the number of Registrable Securities held by each of them so that the total number of Registrable Securities to be included in any such offering for the account of all such Participating Stockholders, together with the Shares to be included pursuant to clauses (c)(i) and (c)(ii) of this proviso, will not exceed the number recommended by such lead Underwriter, and (iv) fourth, pro rata among any other Shares of the Company requested to be registered or disposed of pursuant to a contractual right so that the total number of Shares to be included in any such offering for the account of all such Persons, together with the Shares to be included pursuant to clauses (c)(i), (c)(ii) and (c)(iii) of this proviso, will not exceed the number recommended by such lead Underwriter.

Section 3.04.  Registration Procedures.

(a) Subject to the provisions of Section 3.01 hereof, in connection with the registration of the sale of Registrable Securities or any Takedown Offering hereunder, the Company will as promptly as reasonably practicable:

(i) before filing a Registration Statement or any amendments thereto or any supplements to any related prospectus, the Company will furnish to one counsel selected by the Participating Stockholders holding a majority of the Registrable Securities to be included in such Registration Statement draft copies of all such documents proposed to be filed at least seven days prior to such filing, which documents will be subject to the reasonable review of the Participating Stockholders and its agents and representatives; and not include in any Registration Statement information concerning or relating to any Participating Stockholder which such Participating Stockholder shall reasonably object in writing (unless the inclusion of such information is required by applicable Law or the regulations of any national securities exchange to which the Company may be subject);

(ii) furnish to the Participating Stockholders without charge, if requested, prior to the filing of a Registration Statement, copies of such Registration Statement as it is proposed to be filed, and thereafter such number of copies of such Registration Statement, each amendment and supplement thereto, including each preliminary prospectus, prospectus and prospectus supplement (including all exhibits thereto), copies of any and all transmittal letters or other correspondence with the SEC relating to such Registration Statement and such other documents in such quantities as the Participating Stockholders may reasonably request from time to time in order to facilitate the disposition of such Registrable Securities (including in connection with any Takedown Offering);

(iii) use its reasonable best efforts to register or qualify such Registrable Securities under “blue sky” Laws of such jurisdictions as the Participating Stockholders reasonably request and do any and all other acts and things as may be reasonably necessary or advisable to enable the Participating Stockholders to facilitate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall in no event be required to (w) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.04(a)(iii), (x) subject itself to taxation in any such jurisdiction, (y) take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the securities covered by the applicable registration statement or (z) consent to general service of process in any such jurisdiction;

(iv) cause each Registration Statement and any amendment thereto and any related prospectus, as of the effective date of such Registration Statement and any amendment or supplement thereto, (A) to comply in all material respects with the applicable requirements of the Securities Act and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading;

(v) prepare and file with the SEC any required filings under Rule 424 or 430A under the Securities Act or any required supplements to the applicable prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement;

(vi) if requested by a Participating Stockholder, promptly prepare and file with the SEC a prospectus supplement or post-effective amendment to a Registration Statement including such information as such Participating Stockholder reasonably specifies should be included therein with respect to such Participating Stockholder, including, without limitation, information relating to the planned distribution of Registrable Securities, the number of Registrable Securities being sold by such Participating Stockholder, the name and description of such Participating Stockholder, the offering price of such Registrable Securities and any discount, commission or other compensation payable in respect of the Registrable Securities being sold, the purchase price being paid therefor to a Participating Stockholder and information with respect to any other terms of the offering of the Registrable Securities to be sold;

(vii) promptly notify the Participating Stockholders at any time when a prospectus relating to Registrable Securities is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in a Registration Statement or the Registration Statement or amendment or supplement relating to such Registrable Securities contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Company will promptly prepare and file with the SEC a supplement or amendment as may be required to such prospectus and Registration Statement and furnish to the Participating Stockholder a supplement to such prospectus so that, as thereafter delivered to the purchasers of the Registrable Securities, such prospectus and Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(viii) advise the Underwriters, if any, and the Participating Stockholders promptly of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Registrable Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes. If at any time the SEC shall issue any stop order suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption from qualification of the Registrable Securities under state securities or “blue sky” Laws, the Company shall use its reasonable best efforts to obtain the withdrawal or lifting of such order at the earliest possible time;

(ix) promptly notify the Participating Holders (A) when a prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed and, with respect to a post-effective amendment to a Registration Statement, when the same has become effective and (B) of any request by the SEC or any other Governmental Entity for amendments or supplements to a Registration Statement or related prospectus;

(x) enter into customary agreements and use its reasonable best efforts to take such other actions as are reasonably requested by the Participating Stockholders in order to expedite or facilitate the disposition of such Registrable Securities, including preparing for and participating in a customary road show of reasonable length and all such other customary selling efforts as the Underwriters reasonably request in order to expedite or facilitate such disposition (provided that such road show and selling efforts shall not unreasonably disrupt the normal operations of the Company);

(xi) except to the extent prohibited by applicable Law and subject to receiving reasonable assurances of confidentiality (including, if requested by the Company, the entry into of customary confidentiality agreements), make available for inspection by the Participating Stockholders, any Underwriter participating in any disposition of such Registrable Securities, and any attorney, accountant or other agent retained by the Participating Stockholders or such Underwriter (collectively, the “Inspectors”), any relevant financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”) as will be reasonably necessary to enable them to conduct customary due diligence with respect to the Company and the related Registration Statement and prospectus, and cause representatives of the Company and its Subsidiaries to supply all information reasonably requested by any such Inspector; provided, however, that (x) Records and information obtained hereunder will be used by such Inspectors only to conduct such due diligence and (y) Records or information that the Company determines, in good faith, to be confidential will not be disclosed by such Inspectors unless the release of such Records or information is ordered pursuant to a subpoena or other order from a Governmental Entity;

(xii) use its reasonable best efforts to obtain and deliver to each Underwriter a comfort letter from the independent registered public accounting firm for the Company (and additional comfort letters from the independent registered public accounting firm for any company acquired by the Company whose financial statements are included or incorporated by reference in the Registration Statement) in customary form and covering such matters as are customarily covered by comfort letters as such Underwriter may reasonably request;

(xiii) use its reasonable best efforts to obtain and deliver to each Underwriter a 10b-5 statement and legal opinion from the Company’s counsel in customary form and covering such matters as are customarily covered by 10b-5 statements and legal opinions as such Underwriter may reasonably request;

(xiv) comply with all applicable rules and regulations of the SEC, and make generally available to its security holders, within the required time period, an earnings statement covering a period of 12 months, beginning with the first fiscal quarter after the effective date of the Registration Statement relating to such Registrable Securities (as the term “effective date” is defined in Rule 158(c) under the Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder or any successor provisions thereto;

(xv) reasonably cooperate with the Participating Holders with respect to the disposition of all Registrable Securities covered by a Registration Statement in accordance with the intended method or methods of distribution set forth therein; and

(xvi) use its reasonable best efforts to cause such Registrable Securities to be listed or quoted on the NASDAQ or, if Shares are not then listed on the NASDAQ, then on any other securities exchange or national quotation system on which similar securities issued by the Company are listed or quoted.

(b) In connection with the Registration Statement relating to such Registrable Securities covering an Underwritten Offering, the Company and the Participating Stockholders agree to enter (and the Company agrees to require all other holders whose Shares are requested to be registered or disposed of in such offering to enter) into a written agreement with the Underwriters selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such Underwriters and companies of the Company’s size and investment stature and other customary agreements and documents required under the terms of such underwriting arrangements (including questionnaires, powers of attorney and custody agreements), subject to the remaining provisions of this Section 3.04(b). In connection with any such Underwritten Offering, any Participating Stockholder may reasonably require in any underwriting agreement that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of the Participating Stockholders (except to the extent any such provision contradicts the terms of this Agreement) and that any or all of the conditions precedent to the obligations of such underwriters (except conditions precedent the satisfaction of which is within the control of one or more of the Participating Stockholders) under such underwriting agreement be conditions precedent to the obligations of such Participating Stockholder. No such Participating Stockholder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Participating Stockholder, such Participating Stockholder’s Registrable Securities and such Participating Stockholder’s intended method of distribution.

Section 3.05.  Conditions to Offerings.

(a) The obligations of the Company to take the actions contemplated by Sections 3.01, 3.02 and 3.04 with respect to an offering of Registrable Securities (including any Takedown Offering) will be subject to the following conditions:

(i) the Participating Stockholders shall comply with all applicable requirements of the Securities Act and the Exchange Act with respect to the offering and sale of securities;

(ii) the Participating Stockholders shall advise each Underwriter through which any of the Registrable Securities are offered that the Registrable Securities are part of a distribution that is subject to the prospectus delivery requirements of the Securities Act;

(iii) the Company may require any of the Participating Stockholders to furnish to the Company such information regarding such Participating Stockholder, the Registrable Securities or the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing (and the Participating Stockholders shall promptly notify the Company of any changes in such information); and

(iv) in any Underwritten Offering pursuant to Section 3.01 or 3.02 hereof, the Participating Stockholders, together with the Company and any other holders participating in such Underwritten Offering, will enter into an underwriting agreement in accordance with Section 3.04(b) with the Underwriter or Underwriters selected for such underwriting, as well as such other documents customary in similar offerings.

(b) Each of the Participating Stockholders agrees that, upon receipt by such Participating Stockholder of any notice from the Company of the happening of any event of the kind described in Section 3.04(a)(iv) or 3.04(a)(viii) or a condition described in Section 3.06, the Participating Stockholders will promptly discontinue disposition of such Registrable Securities pursuant to the Registration Statement or Takedown Offering covering the sale of such Registrable Securities until such Participating Stockholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.04(a)(iv) or notice from the Company of the termination of the stop order.

Section 3.06.  Blackout Period.  The Company’s obligations to file or maintain the effectiveness of a Registration Statement pursuant to Sections 3.01 and 3.02 will be suspended if compliance with such obligations would (i) require the Company to take such action during an Earnings Blackout Period, (ii) require the Company to disclose a material financing, acquisition, disposition or other similar corporate development or other material nonpublic information concerning the Company (in each case which the Company is not otherwise required to disclose at such time) and the Majority Independent Directors have determined in their sole discretion that any such disclosure would be significantly disadvantageous to the Company or (iii) significantly impede, delay or otherwise interfere with a material financing, acquisition, disposition, corporate reorganization or other similar material transaction involving the Company; provided, however, that all such suspensions (other than suspensions relating to an Earnings Blackout Period) will not exceed 30 days in any 180-day period or 60 days in any calendar year.

Section 3.07.  Registration Expenses.  All fees and expenses incident to the Company’s performance of or compliance with the obligations of this Article III, including all fees and expenses of compliance with securities or “blue sky” Laws, printing expenses, messenger and delivery expenses of the Company, any registration or filing fees payable under any federal or state securities or “blue sky” Laws, the fees and expenses incurred in connection with any listing or quoting of the securities to be registered on any national securities exchange or automated quotation system, fees of the Financial Industry Regulatory Authority, fees and disbursements of counsel for the Company, its independent registered certified public accounting firm and any other public accountants who are required to deliver comfort letters (including the expenses required by or incident to such performance), fees and disbursement of not more than one counsel to the Participating Stockholders (as designated in accordance with Section 3.04(a)(i)), transfer taxes, fees of transfer agents and registrars, costs of insurance, the fees and expenses of other Persons retained by the Company and any fees and expenses incurred in connection with a Takedown Offering, will be borne by the Company; provided, however, that any Participating Stockholder or any other Person registering Registrable Securities will bear and pay (i) any fees and disbursements of its advisors, counsel and accountants (except for the fees and disbursements of one counsel to the Participating Stockholders as set forth above) and (ii) any underwriting discounts, fees, commissions and similar fees of securities industry professionals and transfer taxes, if any, applicable to Registrable Securities offered for its account pursuant to any Registration Statement (including in connection with any Takedown Offering) pursuant to this Agreement.

Section 3.08.  Indemnification; Contribution.

(a) In connection with any registration of Registrable Securities or Takedown Offering pursuant to Sections 3.01 or 3.02, the Company agrees to indemnify and hold harmless, to the fullest extent permitted by Law, each Participating Stockholder, its affiliates, directors and officers and each Person who controls such Participating Stockholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities, judgments and expenses (including reasonable attorneys’ fees)(collectively, “Claims”), caused by (i) any untrue or alleged untrue statement of material fact contained in any part of any Registration Statement or any preliminary or final prospectus used in connection with the Registrable Securities or any Issuer FWP, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities Law or any rule or regulation promulgated under the Securities Act, or the Exchange Act or any state securities Law and relating to action required of or inaction by the Company in connection with any such registration; provided, however, that the Company will not be required to indemnify any Indemnified Person for any Claims resulting from any such untrue statement or omission if such untrue statement or omission was made in reliance on and in conformity with information with respect to any Indemnified Person furnished to the Company in writing by any Stockholder expressly for use therein.

(b) In connection with any Registration Statement, preliminary or final prospectus, or Issuer FWP, each of the Participating Stockholders, severally and not jointly, in the offering to which such Registration Statement, preliminary or final prospectus, or Issuer FWP relates agrees to indemnify the Company, its Directors, its officers and each Person, if any, who controls the Company (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any and all Claims, caused by (i) any untrue or alleged untrue statement of material fact contained in any part of any Registration Statement or any preliminary or final prospectus used in connection with the Registrable Securities or any Issuer FWP, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, provided that the foregoing indemnification shall only apply with respect to statements or omissions made in reliance on and in conformity with information with respect to such Participating Stockholder furnished to the Company in writing by or on behalf of such Participating Stockholder expressly for use in such Registration Statement, preliminary or final prospectus, or Issuer FWP; and provided, further, however, that in no event shall the liability of any Participating Stockholder exceed the dollar amount of the proceeds (net of any underwriting discount or commission or other selling expenses) received by such Participating Stockholder from the sale of the Registrable Securities giving rise to such indemnification.

(c) In case any claim, action or proceeding (including any governmental investigation) is instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.08(a) or (b), such Person (hereinafter called the “indemnified party”) will promptly notify the Person against whom such indemnity may be sought (hereinafter called the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, will retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and will pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure or delay to give such notice shall not relieve the indemnifying party of its obligations pursuant to this Agreement except to the extent such indemnifying party has been prejudiced in any material respect by such failure or delay. In any such claim, action or proceeding, any indemnified party will have the right to retain its own counsel, but the fees and expenses of such counsel will be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party have mutually agreed to the retention of such counsel or (ii) the named parties to any such claim, action or proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential conflicting interests between them. It is understood that the indemnifying party will not, in connection with any claim, action or proceeding or related claims, actions or proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any required local counsel) at any time for all such indemnified parties and that all such reasonable fees and expenses will be reimbursed as they are incurred. In the case of the retention of any such separate firm for the indemnified parties, such firm will be designated in writing by the indemnified parties. The indemnifying party will not be liable for any settlement of any claim, action or proceeding effected without its written consent, which consent may not be unreasonably withheld or delayed). No indemnifying party will, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceedings and unless such settlement does not include a statement to, or an admission of, fault, culpability or a failure to act, by or on behalf of the indemnified party.

(d) If the indemnification provided for in this Section 3.08 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any Claims referred to in this Section 3.08 (other than for Claims for which an indemnified party is expressly not entitled to indemnification pursuant to Section 3.08), then the indemnifying party, in lieu of indemnifying such indemnified party, will contribute to the amount paid or payable by such indemnified party as a result of such Claims (i) in such proportion as is appropriate to reflect the relative benefit of the Company, on the one hand, and the applicable Stockholder, on the other, in connection with the statements or omissions that resulted in such Claims or (ii) if the allocation provided by clause (i) is not permitted by applicable Law, in such proportion as is appropriate to reflect not only the relative benefit to, but also the relative fault of the indemnifying party and indemnified party in connection with the actions that resulted in such Claims as well as any other relevant equitable considerations; provided, however, that in no event shall a Participating Stockholder be required to contribute an aggregate amount in excess of the lesser of (A) the amount that such Participating Stockholder would have been obligated to pay under Section 3.08(b) if such indemnity was available to the indemnified party and (B) the dollar amount of proceeds (net of underwriting discounts and commissions and other selling expenses) received by such Participating Stockholder from the sale of Registrable Securities giving rise to such contribution. The relative fault of such indemnifying party and indemnified party will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Claims referred to above will be deemed to include, subject to the limitations set forth in Section 3.08(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(e) The parties agree that it would not be just and equitable if contribution pursuant to Section 3.08(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in Section 3.08(d). No Person guilty of “fraudulent misrepresentation” (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(f) If indemnification is available under this Section 3.08, the indemnifying party will indemnify each indemnified party to the full extent provided in Sections 3.08(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in Section 3.08(d) or (e).

(g) Notwithstanding anything to the contrary in this Agreement, each of the indemnified parties has relied on this Section 3.08, is an express third party beneficiary of this Section 3.08 and is entitled to enforce the obligations of the applicable indemnified parties under this Section 3.08 directly against such indemnified parties to the full extent thereof.

Section 3.09.  Rule 144.  For so long as the Company is subject to the requirements of Section 13, 14 or 15(d) of the Securities Act, the Company agrees that it will use its reasonable best efforts to (i) make and keep public information available, as those terms are understood and defined in Rule 144 and (ii) file the reports required to be filed by it under the Securities Act and the Exchange Act.

Section 3.10.  Lockup.  If and to the extent requested by the lead Underwriter of an Underwritten Offering of Shares (including any Takedown Offering), the Company and the Stockholders shall not effect, and shall cause their respective affiliates not to effect, except as part of such registration, any offer, Transfer or other distribution or any agreement with respect to the foregoing of the Shares being registered or offered, as applicable, or of a similar security of the Company, or any securities into which such Shares are convertible, including a sale pursuant to Rule 144, during a period of up to seven days prior to, and during a period of up to 90 days after, the effective date of such registration, or the date of consummation of such Takedown Offering, as applicable, as reasonably requested by the lead Underwriter (and subject to customary exceptions). Any partial release from such obligations shall be allocated among the Stockholders pro rata, based on the number of shares of Registrable Securities then held. In the event that other stockholders of the Company whose securities are being registered in connection with such Underwritten Offering or any directors or executive officers of the Company are not subject to a lockup period or are subject to a lockup period with a shorter duration than the period required by this Section 3.10, then the Stockholders shall not be subject to the lockup period required by this Section 3.10 or the period required by this Section 3.10 shall be reduced for such Underwritten Offering to equal in length the duration of such lockup period applicable to the other stockholders. Nothing contained in this Section 3.l0 shall restrict the ability of any Stockholders to Transfer Shares pursuant to a 10b5-1 plan of such Stockholder in effect at least seven days prior to the effective date of the Registration Statement in respect of an Underwritten Offering subject to this Section 3.10.

Section 3.11.  Limitation on Subsequent Registration Rights.  From and after the date of this Agreement, the Company shall not, without the prior written consent of Stockholders holding a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company (i) to include such securities in any Demand Registration, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such Demand Registration only to the extent that the inclusion of such holder’s or prospective holder’s securities will not reduce the amount of the Registrable Securities of the Stockholders which are included, (ii) to make a demand registration that could result in such registration statement being declared effective prior to the six month anniversary of the Closing Date or within one-hundred-eighty (180) days after (x) the effective date of the Registration Statement for a Demand Registration or (y) the date of any Takedown Offering or (iii) to otherwise grant registration rights that are senior to the rights granted to the Stockholders under this Agreement.

Section 3.12.  Termination of Registration Rights.  The registration rights contained in this Article III shall terminate on the date on which all Shares subject to this Agreement cease to be Registrable Securities. Notwithstanding the forgoing, the registration rights contained in this Article III shall terminate in any event with respect to any Stockholder or any other holder of Registrable Securities when any such holder no longer owns any Registrable Securities.

ARTICLE IV

LIMITATIONS ON PURCHASES OF
EQUITY SECURITIES AND OTHER ACTIONS

Section 4.01.  Purchases of Equity Securities.  Except for the acquisition of Shares pursuant to the Merger Agreement, without the prior written approval or consent of the Majority Independent Directors, each Restricted Stockholder shall not, directly or indirectly, and shall cause its respective affiliates (acting in any capacity) (collectively, the “Restricted Parties”) not to, during the Standstill Period applicable to such Restricted Stockholder, directly or indirectly (including by means of any derivative instrument, through one or more intermediaries or otherwise), acquire, agree to acquire or make a proposal to acquire beneficial ownership of any Equity Securities; provided that the foregoing shall not prohibit (a) the acquisition of additional Equity Securities pursuant to a stock split or stock dividend paid pro rata (excluding cash paid in lieu of fractional shares) to the holders of any class of Equity Securities then held by such Restricted Stockholder or any Restricted Party, (b) the receipt by any Restricted Stockholder or any Restricted Party of a grant of Equity Securities issued to him or her by the Company in his or her capacity as an officer, director, consultant or employee of the Company or the acquisition of Equity Securities pursuant to the exercise of rights provided in the grant of such Equity Securities, (c) the acquisition of additional Equity Securities by such Restricted Stockholder or any Restricted Parties pursuant to any rights or warrants distributed by the Company pro rata to the holders of any class of Equity Securities then held by such Restricted Stockholder or its Restricted Parties or (d) the acquisition of Equity Securities by such Restricted Stockholder in open market transactions unless the acquisition of such Equity Securities, together with the Voting Stock currently held by such Restricted Stockholder at the time of acquisition, would result in such Restricted Stockholder holding Voting Stock representing a greater percentage of the Voting Stock than such Restricted Stockholder held immediately after the Effective Time.

Section 4.02.  Additional Limitations.  In each case subject to the rights of the Restricted Stockholders set forth in this Agreement, each of the Restricted Stockholders, severally and not jointly, agrees that, without the prior written approval or consent of the Majority Independent Directors, during the Standstill Period, such Restricted Stockholder shall not, and shall cause its respective Restricted Parties not to:

(a) seek, make or take any action to solicit, initiate or knowingly encourage, any offer or proposal for, or any indication of interest in, a merger, consolidation, tender or exchange offer, sale or purchase of assets or securities or other business combination or any dissolution, liquidation, restructuring, recapitalization or similar transaction in each case involving the Company or any of its Subsidiaries, or a substantial portion of the assets of, the Company or any of its Subsidiaries;

(b) ‘‘solicit”, or become a “participant” in any “solicitation” of, any ‘‘proxy” (as such terms are defined in Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) from any holder of Voting Stock in connection with any vote on any matter (whether or not relating to the election or removal of Directors), or agree or announce its intention to vote with any Person undertaking a “solicitation”, except with respect to (i) the election or removal of Directors in accordance with Section 2.01, (ii) the solicitation of proxies on behalf of the Company in connection with any matter being recommended by the Board for approval (in the case of the solicitation of proxies for approval of such matter) or for rejection (in the case of the solicitation of proxies for the rejection of such matter) or (iii) to the extent required by applicable Law;

(c) seek or propose to influence, advise, change or control (other than in respect of the designation of Group 1 Directors pursuant to Article II or the actions of any Group 1 Director in its capacity as a member of the Board of Directors) the management, Board of Directors, governing instruments or policies or affairs of the Company or any of its affiliates, including, without limitation, by means of a “solicitation” of “proxies” (as such terms are defined in Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b));

(d) form, join or in any way participate in a Group with respect to any Voting Stock (other than a Group composed solely of the Restricted Stockholder and its Permitted Transferees (other than any Permitted Transferee under clause (d) of the definition thereof) and except for actions by any Stockholder in accordance with Section 2.02);

(e) (i) except as contemplated in Section 2.02, grant any proxies with respect to any Voting Stock to any Person (other than as recommended by the Board of Directors) or deposit any Voting Stock in a voting trust or (ii) enter into any other arrangement or agreement with respect to the voting thereof (in the case of each of clauses (i), and (ii), other than arrangements with one or more other Stockholders for administrative convenience, provided that such arrangements may only facilitate actions in favor of matters required to effectuate any provision of this Agreement and against matters the approval of which would be inconsistent with any provision of this Agreement);

(f) (i) seek, alone or in concert with other Persons, additional representation on the Board of Directors, (ii) seek the removal of any member of the Board (except as expressly contemplated by Section 2.01(f) or (iii) seek a change in the composition or size of the Board of Directors, in each case, in a manner that is inconsistent with this Agreement;

(g) except as contemplated in Section 2.02, seek to influence, advise or direct the vote of any holder of voting securities of the Company, demand a copy of the stock ledger list of Stockholders, or any other books and records, of the Company or submit a proposal to be considered by the Stockholders of the Company;

(h) enter into any arrangements, understandings or agreements (whether written or oral) with, or contact, advise, finance or assist any Persons (other than Stockholders and their affiliates in a manner consistent with the terms of this Agreement) in connection with any of the foregoing;

(i) make any public disclosure, or take any action which could reasonably be expected to require the Company to make any public disclosure, with respect to any of the matters that are subject to restriction in any of clauses (a) through (h) of this Section 4.02;

(j) request, propose or otherwise seek any amendment or waiver of the provisions of this Article IV.

ARTICLE V

TRANSFER OF SHARES

Section 5.01.  Limitation on Transfer of Shares.  (a) During the term of this Agreement, a Stockholder shall not Transfer, or permit to be Transferred, any of the Shares beneficially owned by it:

(i) until after the six-month anniversary of Closing; or

(ii) after the six-month anniversary of Closing, unless such Transfer is pursuant to (A) Rule 144 under the Securities Act (including the volume and manner of sale restrictions therein, to the extent then applicable), (B) an effective Registration Statement, or (C) a privately negotiated sale of Shares exempt from the registration requirements of the Securities Act; provided that in the case of this clause (C) the Stockholder delivers to the Company, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company, that the Transfer of such Shares does not require registration under the Securities Act or applicable state securities Laws and, if after giving effect to such sale such transferee and its affiliates and any Group of which such transferee is a party beneficially owns more than 5.0% of the Company’s outstanding Voting Stock, such transferee joins this Agreement as an Other Stockholder in accordance with Section 6.09. Notwithstanding the foregoing, no Shares may be Transferred by a Stockholder to any Person or Group, if, after giving effect to such Transfer such Person or Group would, to the Stockholder’s knowledge, beneficially own, or have the right to acquire, 10% or more of the Voting Power of all outstanding Voting Stock, unless such Transfer is approved by the Majority Independent Directors, such approval not to be unreasonably withheld, conditioned or delayed.

(b) Notwithstanding any of the foregoing, any Stockholder may at any time Transfer any or all of its Shares to a Permitted Transferee of such Stockholder; provided, however, that any Transfer is subject to such transferee joining this Agreement as an Other Stockholder in accordance with Section 6.09.

(c) Notwithstanding Section 5.01(a), any Stockholder shall be permitted to transfer all or any portion of its Shares at any time under the following circumstances:

(i) Transfers pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control involving the Company or any of its subsidiaries approved by Board;

(ii) pledges of Shares under bona fide instruments or agreements representing indebtedness for borrowed money of such Stockholder; or

(iii) bona fide gifts of Shares to one or more charitable organizations.

(d) Except as prohibited by applicable Law, notwithstanding anything in this Agreement to the contrary, any Stockholder may enter into or effect any hedging transaction with respect to its Shares, including, without limitation, puts, calls and options.

(e) The Company may place appropriate legends on the certificates representing Shares held by the Stockholders setting forth the restrictions referred to herein and any restrictions appropriate for compliance with U.S. federal securities Laws. The Company will promptly issue replacement certificates to the Stockholders, upon request, in order to permit the Stockholders to engage in Transfers that are not restricted hereunder or under U.S. federal or state securities Laws.

Section 5.02.  Improper Transfers.  Any attempted Transfer in violation of this Agreement shall be of no effect and null and void, shall confer no rights or privileges in or with respect to the Company to the purported transferee, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the stock transfer books of the Company.

ARTICLE VI

MISCELLANEOUS

Section 6.01.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (c) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day, in each case to the intended recipient as set forth below:

(a) if to Blackstone:

Blackstone Oil & Gas LLC
1301 McKinney Street, Suite 2850
Houston, Texas 77010
Attn: Todd Brooks
Facsimile: (713) 595-1919

if to Omega:

Omega Energy Corp.
1301 McKinney Street, Suite 2850
Houston, Texas 77010
Attn: Gaston Kearby
Facsimile: (713) 595-1919

if to Lara:

Lara Energy, Inc.
1301 McKinney Street, Suite 2850
Houston, Texas 77010
Attn: John Hearn
Facsimile: (713) 595-1919

with, in each case, a copy (which shall not constitute notice) to:

Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
Attn: G. Michael O’Leary, Esq. or William M. Young, Esq.
Facsimile: 713.238.7130 (O’Leary)
Facsimile: 713-238-7111 (Young)

(b) if to any of the Other Stockholders, to the address specified in such Other Stockholder’s joinder agreement.

(c) if to the Company, to:

ZaZa Energy Corporation
c/o Toreador Holding SAS
5 rue Scribe
Paris, France
Attn: Corporate Secretary
Facsimile: 33 (0) 1 47 03 33 71

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attn: Philip Richter, Esq. and Murray Goldfarb, Esq.
Facsimile: (212) 859-4000

Section 6.02.  Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense unless otherwise provided herein.

Section 6.03.  Amendments; Waivers.  (a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the Majority ZaZa Members, and approved by the Majority Independent Directors, and in the case of a waiver against the Company, by the Company, and approved by the Majority Independent Directors, or in the case of a waiver against the Stockholders, by the Majority ZaZa Members. For the avoidance of doubt, any such action taken by the Majority ZaZa Members shall be binding on all of the Stockholders.

(b) Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 6.04.  Interpretation.  When a reference is made in this Agreement to a Section, Subsection or Exhibit, such reference shall be to a Section or Subsection of, or an Exhibit to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are to any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity. The original parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The parties each hereby acknowledge that this Agreement reflects an agreement between sophisticated parties derived from arm’s-length negotiations. Further, prior drafts of this Agreement or any ancillary agreements hereto or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any ancillary agreements hereto shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties hereto; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

Section 6.05.  Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 6.06.  Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 6.07.  Entire Agreement; No Third-Party Beneficiaries; Several Obligations.  This Agreement and the Merger Agreement constitutes the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and, except as otherwise provided in Section 3.08(g), are not intended to confer upon any Person, other than the parties hereto, the Group 1 Directors, the Group 2 Directors and the Board of Directors (including the Majority Independent Directors), any rights, remedies, obligations or liabilities under or by reason of this Agreement. For the avoidance of doubt, this Agreement shall constitute a separate agreement between the Company and each Stockholder, and the obligations of the Stockholders under this Agreement are several, and not joint.

Section 6.08.  Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware. The parties agree that any action brought in connection with this Agreement shall be brought The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), irrevocably consent to the personal jurisdiction and venue in such courts, and waive any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum or that the subject matter may not be enforced in or by such court. EACH PARTY TO THIS AGREEMENT KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING OUT OF THIS AGREEMENT and, to the fullest extent permitted by Applicable Law, any defense or objection it may now or hereafter have to the laying of venue of any proceeding under this Agreement brought in the Delaware Courts and any claim that any proceeding under this Agreement brought in any such court has been brought in an inconvenient forum.

Section 6.09.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties hereto and the Majority Independent Directors, except that any ZaZa Stockholder may assign any of or all its rights, interests and obligations under this Agreement to any transferee of Shares subject to this Agreement in accordance with Section 5.01(a)(ii)(C) or Section 5.01(b), and any such transferee may make similar assignments in accordance with Section 5.01(a)(ii)(C) or Section 5.01(b); provided, however, that any such transferee shall agree to be bound by the terms of this Agreement and to become an Other Stockholder by entering into (and causing any of its affiliates identified by the Majority Independent Directors to enter into) a joinder agreement in a form reasonably acceptable to the Majority Independent Directors. Any purported assignment without such prior written consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 6.10.  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties agree that the Majority Independent Directors shall have the right to enforce the terms of this Agreement on behalf of, and at the expense of, the Company.

Section 6.11.  Effectiveness.  This Agreement shall become effective as of the Effective Time.

Section 6.12.  Automatic Termination.  Except as otherwise expressly provided in this Agreement, the provisions of Article II of this Agreement shall terminate and become void upon the third anniversary of the Closing Date and the other provisions of this Agreement shall terminate with respect to a Stockholder upon the conclusion of the Standstill Period with respect to such Stockholder. If this Agreement shall terminate, all provisions of this Agreement shall terminate and shall be void, except (i) Article III shall survive any such termination until the Stockholders no longer hold Registrable Securities and (ii) Articles I and VI shall survive any such termination indefinitely. Nothing in this Section 6.12 will be deemed to release any party from any liability for any material breach of this Agreement or to impair the right of any party to compel specific performance by any other party of its surviving obligations under this Agreement.

Section 6.13.  Confidentiality.

(a) Each Stockholder agrees to maintain, and shall cause each of its Subsidiaries, directors, officers, employees and other representatives (including any Director) to maintain, the confidentiality of all material non-public information obtained by such Stockholder from the Company or any of its Subsidiaries or their respective directors, officers, employees or agents, and not to use such information for any purpose other (i) than the evaluation and protection of the investment by the Stockholders in the Company, (ii) the exercise by the Stockholders of any of their respective rights under this Agreement and (iii) the exercise by the Directors of their fiduciary duties as Directors of the Company.

(b) Notwithstanding the foregoing, the confidentiality obligations of Section 6.13(a) will not apply to information obtained other than in violation of this Agreement:

(i) which such Stockholder or any of its officers, employees, representatives, consultants or advisors is required to disclose by judicial or administrative process, or by other requirements of applicable Law (including any applicable rule, regulation or order of a self-governing authority, such as the NASDAQ); provided, however, that, where and to the extent practicable and legally permissible, the disclosing party (A) gives the other party reasonable notice of any such requirement and, to the extent protective measures consistent with such requirement are available, the opportunity to seek appropriate protective measures and (B) cooperates with such party in attempting to obtain such protective measures;

(ii) which becomes available to the public other than as a result of a breach of Section 6.13(a);

(iii) which is already in such Stockholder’s possession prior to disclosure by the Company, provided that, to such Stockholder’s knowledge, such information is not subject to another confidentiality agreement or other obligation of secrecy to the Company;

(iv) which has been, is or becomes independently developed by such Stockholder or on its behalf without a breach of Section 6.13(a); or

(v) which has been provided on a non-confidential basis to such Stockholder or any of its officers, employees, representatives, consultants or advisors by a third party who obtained such information other than from any such Person or other than as a result of a breach of Section 6.13(a); provided that, to such Stockholder’s knowledge, such other source is not bound by a confidentiality obligation to the Company.

Section 6.14.  Representations and Warranties.  The Company represents and warrants to the ZaZa Members, and each of the ZaZa Members represents and warrants to the Company, that as of the date of this Agreement:

(a) it has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.

(b) the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or limited liability company action on its part; and

(c) this Agreement has been duly executed and delivered by it, and (assuming the due authorization, execution and delivery by each of the other parties to this Agreement) constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 6.15.  Acknowledgment of Securities Laws.  Each Stockholder hereby acknowledges that it is aware, and that it will advise its representatives who are informed as to the material non-public information that is the subject of Section 6.13, that the United States securities Laws prohibit any Person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communication of such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ZAZA ENERGY CORPORATION

By:	/s/ Craig M. McKenzie
Name: Craig M. McKenzie
Title:   Vice President and Secretary

OMEGA ENERGY CORP.

By:	/s/ Gaston L. Kearby
Name: Gaston L. Kearby
Title:   President

LARA ENERGY, INC.

By:	/s/ John E. Hearn, Jr.
Name: John E. Hearn, Jr.
Title:   President

BLACKSTONE OIL & GAS, LLC

By:	/s/ Todd Alan Brooks
Name: Todd Alan Brooks
Title:   President

ANNEX F

FORM OF NON-COMPETITION AGREEMENT

ZaZa Energy Corporation
c/o Toreador Holding SAS
5 rue Scribe
Paris, France
Fax: 33 (0) 1 47 03 33 71

August   , 2011

[Name]
1301 McKinney Street, Suite 2850
Houston, Texas 77010
713-595-1919

Dear Mr.          :

You acknowledge that, simultaneously with the execution of this letter agreement (this “Agreement”):

(1) Toreador Resources Corporation, a Delaware corporation (“Toreador”), ZaZa Energy, LLC, a Texas limited liability company (“ZaZa”), ZaZa Energy Corporation, a Delaware corporation, (the “Company”), 50% of the outstanding capital stock of which is owned by Toreador and 50% of the outstanding capital stock of which is owned by ZaZa, and Thor Merger Sub Corporation, a Delaware corporation (“Thor Merger Sub”) and a wholly-owned subsidiary of the Company, are entering into that certain Agreement and Plan of Merger and Contribution, dated as of the date herof (as amended, modified or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other things, Thor Merger Sub will merge with and into Toreador (the “Toreador Merger”), whereby, subject to the terms of the Merger Agreement, Toreador will become a wholly owned subsidiary of the Company; and

(2) each of Blackstone Oil & Gas, LLC, a Texas limited liability company, Omega Energy Corp., a Texas corporation, and Lara Energy, Inc., a Texas corporation (collectively, the “ZaZa Members”) are entering into a Contribution Agreement, dated as of the date hereof (the “Contribution Agreement”), with the Company and Toreador, pursuant to which at the Effective Time (as defined in the Merger Agreement) the ZaZa Members shall contribute the ZaZa Membership Interests (as defined in the Merger Agreement) held, directly or indirectly, by each of them to the Company (collectively, the “ZaZa Contribution”) in exchange for certain cash or notes and shares of common stock of the Company, whereby, subject to the terms of the Contribution Agreement, ZaZa will become a wholly owned subsidiary of the Company.

You recognize and acknowledge that, as a controlling person of a ZaZa Member, you will indirectly receive significant and substantial consideration in connection with the Combination.

You understand that the Merger Agreement contemplates and requires that you and the Company enter into this Agreement and that the execution and delivery of this Agreement by you and your compliance with the terms of this Agreement constitute an inducement and condition of Toreador, ZaZa and the Company to enter into the Merger Agreement and the ZaZa Members and the Company to enter into the Contribution Agreement, and of each of the foregoing to agree to effect the Combination.

You acknowledge and agree that (i) the geographic, activity and time limitations of the provisions contained in this Agreement are fair, reasonable, necessary and properly required for the adequate and legitimate protection of the business interests of the Company and (ii) you fully understand the nature and purpose of such restrictions and expressly accept them.

You also acknowledge and agree that, in the event that any geographic, activity or time limitation set forth in this Agreement is deemed to be unreasonable or excessively broad by a court of competent

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jurisdiction, you shall submit to the reduction of either said geographic, activity or time limitation to such geographic, activity or period as the court shall deem reasonable and such offending provision will be construed by limiting or reducing it, so as to be valid and enforceable to the extent compatible with applicable law or the determination by a court of competent jurisdiction.

For good and valuable consideration, the receipt and sufficiency of which you hereby acknowledge, the Company and you agree as follows:

I. Prohibited Competition.

A. Definitions.

1. For purposes of this Agreement:

(a) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. As used in this definition and otherwise in this Agreement, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For purposes hereof, the Company and its subsidiaries shall not be deemed to be your Affiliates.

(b) “Business Enterprise” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, sole proprietorship, company (including any limited liability company or joint stock company), bank, firm or other enterprise, association, trust, trust company, land trust, business trust or other business association or entity.

(c) “Company Entities” means the Company, ZaZa, Toreador, and their present and future Subsidiaries.

(d) “Competing Business” means any Oil and Gas Business in or with respect to the Non-Competition Area.

(e) “Equity Interest” means the equity ownership rights in a Business Enterprise, whether in the form of capital stock, ownership or membership unit, limited liability company interest, limited or general partnership interest or any other form of ownership, or any right, option, warrant, convertible security or indebtedness or other instrument enabling any Person to acquire any of the same.

(f) “Exempt Business” means the Oil and Gas Business (i) conducted by the entities named on Schedule 1 hereto solely with respect to Oil and Gas Interests owned or leased by such entity as of the date hereof, or (ii) conducted by you or any of your Affiliates solely with respect to Oil and Gas Interests owned or leased by you or your Affiliates after the date hereof that were not located within the Non-Competition Area as such Non-Competition Area existed on the date of acquisition or lease of such Oil and Gas Interests.

(g) “Non-Competition Area” means the geographical area encompassed within the areas of mutual interest set forth on the maps attached hereto as Exhibit A, and any areas of mutual interest arising pursuant to any written agreement entered into by a Company Entity with an unaffiliated third party after the date hereof and before the date of determination hereunder, which will be set forth on an additional map to be attached hereto to form part of Exhibit A (and a copy of which shall be provided to you by the Company at the time of its entry into such agreement creating such area of mutual interest). The date of determination of the Non-Competition Area hereunder shall be the date of any action to be taken by you that is subject to restriction hereunder during the Restricted Period (as hereafter defined); provided, however, that if the Restricted Period extends beyond the date of termination of your employment under your Employment Agreement (as hereafter defined), the date of determination shall be the date of termination of your employment under your Employment Agreement.

(h) “Oil and Gas Business” means owning, managing, acquiring, attempting to acquire, soliciting the acquisition of, operating, controlling or developing Oil and Gas Interests.

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(i) “Oil and Gas Interests” means direct and indirect interests in and rights with respect to crude oil, natural gas, natural gas liquids, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; Hydrocarbons or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, production sharing agreements, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions. For purposes of this definition, “Hydrocarbons” means crude oil, natural gas and natural gas liquids (including coalbed gas).

(j) “Person” means any individual or Business Enterprise

(k) “Rejected Opportunity” means any activity otherwise prohibited by Section I.B. hereof that following the Closing (i) has been offered to the Company and (ii) both a majority of the full board of directors of the Company and the majority of the disinterested directors of the Company has determined not to pursue; provided, however, that if the majority of the disinterested directors do not make a determination regarding whether the Company will pursue such opportunity within 10 business days following the offer by you of such opportunity, such opportunity shall thereafter be deemed to be a Rejected Opportunity; and provided, further, that if the Company does not take reasonable steps to pursue such opportunity within 10 business days following written notice by you to the Company that the Company has neglected to pursue such opportunity, such opportunity shall thereafter be deemed to be a Rejected Opportunity.

2. Capitalized terms used, but not defined, in this Agreement shall have the respective meanings set forth in the Merger Agreement. All references herein to “you” shall be deemed references to each of the counterparties on the signature page to this Agreement.

B. Non-Competition.  From the date hereof until the later of (i) the date of any termination of your employment under an employment agreement to be entered into between you and the Company in connection with the Toreador Merger and the ZaZa Contribution (your “Employment Agreement”), or (ii) the third (3rd) anniversary of the Closing Date (such period, the “Restricted Period”), you hereby agree that you shall not, and shall cause your controlled Affiliates not to, without the prior written consent of the Company (such consent to be given solely with the approval of a majority of the disinterested directors of the Company), in Company’s sole and absolute discretion, individually or as a principal, owner, officer, director, manager, employee, shareholder, promoter, consultant, contractor, partner, member, joint venturer, agent, equity owner, lender or in any other capacity whatsoever, directly or indirectly:

1. engage in, carry on or assist, any Competing Business within the Non-Competition Area, in each case other than a Rejected Opportunity or an Exempt Business;

2. advise, request, induce, attempt to induce or otherwise divert any customer, supplier, licensee or other business relation of any Company Entity to materially curtail, limit or cease doing business with any Company Entity, or in any way materially interfere with the relationship between any such customer, supplier, joint venture partner, licensee or business relation and any Company Entity;

3. with or in any Business Enterprise, own, acquire, attempt to acquire or solicit the acquisition of (or assist any person or Business Enterprise to own, acquire, attempt to acquire or solicit the acquisition of) (A) any Oil and Gas Interest in or with respect to the Non-Competition Area or (B) any Equity Interest in any Business Enterprise with any Oil and Gas Interests in or with respect to the Non-Competition Area, in each case other than a Rejected Opportunity or an Exempt Business;

4. materially interfere with any of the Oil and Gas Interests or any business of any of the Company Entities; or

5. in any way attempt to do any of the foregoing or assist any other Person to do or attempt to do any of the foregoing.

F-3

C. Exception.   Nothing in paragraph B of this Section I shall preclude you or any of your controlled Affiliates from purchasing equity interests in any Person if (i) either (x) such equity interest is not publicly traded and you are a passive investor in such Person or (y) such equity interest is publicly traded, (ii) your holdings do not represent beneficial ownership of five percent (5%) or greater of the issued and outstanding voting stock of such Person, and (iii) you and/or your controlled Affiliates do not otherwise control such Person.

II. No Conflicting Agreements.  You hereby represent and warrant that you have no commitments or obligations inconsistent with this Agreement.

III.  General.

A. Term and Termination.  The provisions of Section I of this Agreement shall become effective upon the Effective Time. This Agreement shall automatically terminate and become void and of no further force or effect upon the valid termination of the Merger Agreement in accordance with its terms.

B. Notices.  All notices, requests, consents and other communications hereunder will be in writing, will be addressed to the receiving party’s address set forth above or to such other address as a party may designate by notice hereunder, and will be (i) delivered by hand; (ii) sent by overnight courier; (iii) sent by registered mail, return receipt requested, postage prepaid; or (iv) sent by facsimile transmission. All notices, requests, consents and other communications hereunder will be deemed to have been given either (x) if by hand or by facsimile, at the time of the delivery thereof to the receiving party at the address or facsimile number of such party set forth above; (y) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service or (z) if sent by registered mail, on the fifth business day following the day such mailing is made.

C. Entire Agreement.  This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement will affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

D. Modifications and Amendments.  The terms and provisions of this Agreement may be modified or amended only by written agreement executed by the Company and the party affected by such modification or amendment, and, following the Closing, approved by a majority of the disinterested directors of the Company.

E. Waivers and Consents.  The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent will be deemed to be or will constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver or consent.

F. Assignment.  The Company may not assign its rights and obligations under this Agreement without your prior written consent. You may not assign your rights and obligations under this Agreement without the prior written consent of the Company. Any such attempted assignment without such prior written consent will be void.

G. Benefit.  All statements, representations, warranties, covenants and agreements in this Agreement will be binding on the parties hereto and will inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement will be construed to create any rights or obligations except for your obligations to the Company as set forth herein, and no person or entity (except for a Company Affiliate or successor in interest, as set forth herein) will be regarded as a third-party beneficiary of this Agreement.

H. Governing Law.  This Agreement and the rights and obligations of the parties hereunder will be construed in accordance with and governed by the law of Texas, without giving effect to the conflict of law principles thereof.

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I. Jurisdiction, Venue and Service of Process.  Any legal action or proceeding with respect to this Agreement will be brought in the United States District Court for the Southern District of Texas or any other court of competent jurisdiction located within the geographic boundaries of Harris County, Texas. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts.

J. Severability.  The parties intend this Agreement to be enforced as written. However, (i) if any portion or provision of this Agreement is to any extent declared illegal or unenforceable by a duly authorized court having jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law and (ii) if any provision, or part thereof, is held to be unenforceable because of the duration of such provision or the geographic area covered thereby, the court making such determination will have the power to reduce the duration and/or geographic area of such provision, and/or to delete specific words and phrases (“blue-penciling”), and in its reduced or blue-penciled form such provision will then be enforceable and will be enforced.

K. Headings and Captions.  The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and will in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

L. Injunctive Relief.  You hereby expressly acknowledge that any breach or threatened breach of any of the terms and/or conditions set forth in this Agreement could result in substantial, continuing and irreparable injury to the Company and that money damages may not be a sufficient remedy for any breach of this Agreement by you or your Affiliates. Therefore, in addition to any other remedy that may be available to the Company, the Company will be entitled to seek injunctive or other equitable relief by a court of appropriate jurisdiction in the event of any breach or threatened breach of the terms of this Agreement and you hereby waive any requirement for the securing or posting of any bond in connection with such remedy. Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this Agreement but shall be in addition to all other remedies available at law or equity to the parties.

M. No Waiver of Rights, Powers and Remedies.  No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, will operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, will preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto will not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement will entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

N. Counterparts.  This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

O. Opportunity to Review.  You hereby acknowledge that you have had adequate opportunity to review these terms and conditions and to reflect upon and consider the terms and conditions of this Agreement, and that you have had the opportunity to consult with counsel of your own choosing regarding such terms. You further acknowledge that you fully understand the terms of this Agreement and have voluntarily executed this Agreement.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

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If the foregoing accurately sets forth our agreement, please so indicate by signing and returning to us the enclosed copy of this letter.

Very truly yours,

ZaZa Energy Corporation

By:
Name:
Title:

Accepted and Approved:

By:
Name:

[Signature Page to Non-Competition Agreement]

F-6

EXHIBIT A

(See attached)

HESS EDA Area Outline
Expansion Area Outline
Area of Mutual Interest:
HESS EDA Area
Expansion Area
Exhibit A
to
Form of Non-Competition Agreement
Term: Maximum of 6 years
from April 26, 2010
unless otherwise stated in current
or future AMIs with third parties

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Paris Basin - Toreador Permits & Applications

A
0.90 Gr W
54.8 Gr N
B
2.50 Gr E
54.8 Gr N
C
2.50 Gr E
53.2 Gr N
D
0.90 Gr W
53.2 Gr N
Paris
N
1: Nanteuil
2: L'Ourcq
3: Mary sur Marne
3b: Fere en Tardenois
4: Coulommiers
5: Nangis
6: Valence en Brie
7: Plaisir
8: Chateau Thierry
9: Mairy
10: Leudon en Brie
11: Nogent sur Seine
12: Aufferville
13: Nemours
14: Courtenay
15: Rigny le Ferron
16: Joigny
17: Champrose
18: Meaux
19: Rozay en Brie
20: Chevry
21: Leudon (Extension)
22: Sezanne
23: Coole
24: Maisoncelles
Legend
AMI, Area of Mutual Interest
PB_Exploration_Permits
Other
Toreador/Hess 100%
Toreador/Hess less than 100%
PB_Application
Other
Toreador/Hess 100%
Toreador/Hess less than 100%
PB_Concessions
Abandoned oil field
Gas field
Oil field
0 5 10 20 Kilometers

A-2

ANNEX G

FORM OF LETTER AGREEMENT

THIS LETTER AGREEMENT, dated as of [ • ] (this “Agreement”), by and among [ • ] (“Employee”), ZaZa Energy, LLC, a Texas limited liability company (“ZaZa”), and ZaZa Energy Corporation, a Delaware corporation (the “Company”).

RECITALS:

WHEREAS, Employee is currently employed by ZaZa pursuant to the terms of an Employment Agreement dated June 1, 2011, effective as of May 1, 2010, as amended (the “Employment Agreement”);

WHEREAS, an entity controlled by Employee is a member of ZaZa;

WHEREAS, concurrently with the execution of this Agreement, the Company, ZaZa, Toreador Resources Corporation, a Delaware corporation (“Toreador”) and Thor Merger Sub Corporation, a Delaware corporation (“Thor Merger Sub”), have entered into an Agreement and Plan of Merger and Contribution (the “Merger Agreement”) pursuant to which ZaZa and Toreador have agreed, subject to the terms and conditions of the Merger Agreement, to combine their respective businesses as set forth in the Merger Agreement (the “Combination”);

WHEREAS, concurrently with the execution of this Agreement, the members of ZaZa are entering into a Contribution Agreement (the “Contribution Agreement”) with the Company pursuant to which such members will contribute all of the interests in ZaZa to the Company in exchange for cash and/or notes and shares of the Company;

WHEREAS, the Merger Agreement restricts ZaZa’s ability to pay certain amounts to Employee that are owed to Employee pursuant to the terms of the Employment Agreement, which, to the extent not paid to Employee are defined in the Merger Agreement as “Additional Compensation;”

WHEREAS, Employee and the Company intend to enter into a new employment agreement on arms-length terms to govern the Employee’s employment with the Company from and after the closing of the transactions under the Merger Agreement and the Contribution Agreement; and

WHEREAS, the parties hereto are entering into this Agreement to evidence their mutual agreement to terminate the Employment Agreement, effective at the Effective Time (as such term is defined in the Merger Agreement) and to provide for the payment to Employee of the Additional Compensation pursuant to the terms of a promissory note, as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

1. As of the Effective Time, as such term is defined in the Merger Agreement, the parties agree that the Employment Agreement shall be terminated and shall be of no further force and effect.

2. The Company will, upon termination of the Employment Agreement, assume ZaZa’s obligation to pay to Employee all of the Additional Compensation (as such term is defined in the Merger Agreement) owed to Employee under the Employment Agreement, less any amounts thereof previously paid. The Company shall, upon termination of the Employment Agreement, issue a promissory note to Employee, in the form attached hereto as Exhibit A, in the original principal amount equal to such Additional Compensation (less any amounts thereof previously paid), evidencing the Company’s agreement to pay such Additional Compensation (less any amounts thereof previously paid) to Employee. Such promissory note shall be secured by a lien on substantially all of the assets of the Company, which lien shall be subordinated to the liens in favor of Senior Indebtedness (as such term is defined in such note) on such

G-1

terms as reasonably requested by the Senior Indebtedness lender and pursuant to the terms of a security agreement on terms reasonably acceptable to the Company and Employee.

3. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas. This Agreement may be executed in multiple counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. This Agreement may not be terminated or amended without the consent of Toreador, who shall be an express third party beneficiary hereof, provided that this Agreement shall terminate and be of no further force and effect upon any termination of the Merger Agreement pursuant to the terms thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

ZAZA ENERGY CORPORATION

By:
Name:
Title:

ZAZA ENERGY, LLC

By:
Name:
Title:

[ • ]

G-2

EXHIBIT A

FORM OF PROMISSORY NOTE

$[ ]	New York, New York [ • ], 2011

ZaZa Energy Corporation, a Delaware corporation (“Maker”), hereby promises to pay to [ • ], (“Payee”), on the fourth anniversary of the date hereof (the “Maturity Date”), in lawful money of the United States of America, the principal amount of [          ] DOLLARS ($[     ]), and to pay simple interest at the rate of 8% per annum on the outstanding principal balance hereof from the date hereof until payment of the principal balance in full or in part without premium or penalty on the Maturity Date (or any extension thereof), pursuant to the terms and conditions set forth in this secured, non-negotiable, non-transferable promissory note (this “Note”). Interest payments shall be made in cash on the last day of each month and on the Maturity Date.

If the obligation of Maker to pay any principal or interest on this Note becomes due on a Saturday, Sunday or day on which banks in New York State are permitted or required to be closed, then such due date shall be extended to the next succeeding day that is not a Saturday, Sunday or a day on which banks in New York State are permitted or required to be closed. All payments of principal and interest due hereunder shall be paid in lawful money of the United States of America by wire transfer at the account specified by Payee.

This Note shall be secured by a pledge of collateral in favor of Payee in accordance with that certain pledge agreement executed by and between Maker and Payee concurrently with the execution of this Note (the “Pledge Agreement”).

The Maker may prepay all or a portion of the principal amount hereof, in whole or in part at any time, and to repay any interest accrued on the principal amount hereof at any time and from time to time, in each case, without premium or penalty. If Maker or any of its subsidiaries consummate any debt or equity financing (other than a revolving credit facility), Maker shall, within five (5) days of the consummation of such financing, prepay a portion of the Note equal to the lesser of (i) all amounts of accrued interest and outstanding principal hereunder or (ii) twenty percent (20%) of the net cash proceeds of such financing multiplied by a fraction, the numerator of which is the outstanding balance of this Note and the denominator of which is the sum of the outstanding balance of this Note and the other similar notes issued by Maker or ZaZa Energy, LLC on or about the date of this Note to [ • ] (a “Mandatory Prepayment”), which Mandatory Prepayment shall be applied first to any interest accrued on the outstanding principal amount hereof at the time of such prepayment and second to the outstanding principal amount hereof.***

Payee represents that it is acquiring this Note for investment and not with a view to the sale or distribution thereof.

Maker represents, warrants and covenants that (i) the issuance and delivery of this Note has been duly and validly authorized and (ii) this Note is a valid and legally binding obligation of the Maker, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and similar laws affecting creditors’ rights generally and that the granting of specific performance lies at the discretion of a court in equity.

This Note evidences secured, non-negotiable and non-transferable indebtedness of the Maker.

If an Event of Default (as defined below) under this Note shall occur and be continuing, then the Payee shall have the right to declare the entire principal balance and all accrued interest under this Note due and payable. An “Event of Default” shall occur hereunder upon the occurrence of any one or more of the following events with respect to Maker: (i) if Maker shall fail to make any payment of principal or interest on this Note required hereby when due; (ii) any security interest purported to be created by the Pledge Agreement shall cease to be, or shall be asserted by the Maker not to be, a valid, perfected) security interest in the collateral covered thereby; (iii) default shall be made in the due observance or performance by Maker of any

*** Reflects this paragraph as amended by amendments to each letter agreement dated November 10, 2011.

G-A-1

covenant, condition or agreement contained in the Pledge Agreement and such default shall continue unremedied for a period of 30 days after the receipt of notice thereof by the Maker from the Payee, (iv) if, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a “Bankruptcy Law”), Maker shall (1) commence a voluntary case or proceeding; (2) consent to the entry of an order for relief against it in an involuntary case; (3) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (4) make an assignment for the benefit of its creditors; or (5) admit in writing its inability to pay its debts as they become due; or (v) if a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (1) is for relief against Maker in an involuntary case; (2) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker’s properties; or (3) orders the liquidation of Maker, and in each case the order or decree is not dismissed within 30 days.

All notices in respect of this Note shall be given by hand delivery, by a recognized overnight courier service, or by registered or certified United States mail, return receipt requested, to Maker or Payee and their respective agents at their addresses set forth in Section 7.02 of the Contribution Agreement (the “Contribution Agreement”), dated as of August   , 2011, among the Maker, Payee and Toreador Resources Corporation, a Delaware corporation. Any notice deemed to have been given two business days after delivery to the courier service or five days after deposited in the U.S. mail, as the case may be.

This Note is not transferable or assignable by its holder without the prior written consent of the Maker.

Maker covenants and agrees, and Payee by its acceptance of this Note likewise covenants and agrees, that the payment of the principal of this Note is subordinated, to the extent and in the manner provided herein, to the prior payment in full of all Senior Indebtedness (as hereinafter defined) and that the subordination is for the benefit of the lenders under such Senior Indebtedness (the “Lenders”). Maker, and Payee by its acceptance of this Note likewise, hereby (i) authorizes each Lender to demand specific performance of the terms hereof, whether or not Maker shall have complied with any of the provisions hereof applicable to it, at any time when Maker shall have failed to comply with any provisions hereof which are applicable to it, and (ii) irrevocably waives any defense based on the adequacy of a remedy at law, which might be asserted as a bar to such remedy of specific performance. Upon any payment of any amounts hereunder by Maker to Payee, or upon any distribution of assets of Maker in any dissolution, winding up, liquidation or reorganization (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

(i) The Lenders shall first be entitled to receive payment in full in cash of the Senior Indebtedness before Payee is entitled to receive any payment on account of any obligations evidenced hereby; provided that so long as no Default or Event of Default (as such terms are defined in the definitive agreements governing any Senior Indebtedness) shall have occurred and continue under any definitive agreement governing any Senior Indebtedness, Maker may pay to Payee and Payee may receive for itself and not for the benefit of the Lenders regularly scheduled payments of interest hereunder and Mandatory Prepayments in accordance with the terms hereof;

(ii) Any payment or distribution of assets of Maker of any kind or character, whether in cash, property or securities, to which Payee would be entitled except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the Lenders, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution or provisions therefor to the Lenders; and

(iii) In the event that notwithstanding the provisions hereof, any payment or distribution of assets of Maker of any kind or character (other than regularly scheduled interest and Mandatory Prepayments paid in accordance with clause (i) above), whether in cash, property or securities, shall be received by Payee on account of this Note before all Senior Indebtedness is paid in full, such payment or distribution shall be received and held in trust for and shall be paid over to the Lenders for application to the payment of the Senior Indebtedness until all of the Senior Indebtedness shall have been paid in full in cash, after giving effect to any concurrent payment or distribution or provision therefor to the Lenders.

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No right of any Lender or any other present or future holders of any Senior Indebtedness to enforce the subordination provisions herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of Maker or Payee or by any act or failure to act, in good faith, by any Lender, or by any noncompliance by Maker or Payee with the terms of this Note, regardless of any knowledge thereof which any Lender may have or be otherwise charged with; and such indebtedness of Maker to the Payee, if any Lender, after a Default or Event of Default (as such terms are defined in the definitive agreements governing any Senior Indebtedness) has occurred, so requests, shall be collected, enforced and received by Payee as trustee for the Lenders and be paid over to the Lenders on account of Senior Indebtedness, but without affecting or impairing in any manner the liability of Maker under the provisions of this Note.

As used herein, “Senior Indebtedness” means any obligation of Maker to any unaffiliated third part for borrowed money which, by its express terms, is senior to the obligations of Maker under this Note, and all obligations and liabilities (including all principal and any interest accruing on the foregoing), fees, charges and collection expenses in connection therewith; provided, however, that in no event shall the principal amount of the Senior Indebtedness exceed $150,000,000.

This Note shall be governed by and construed in accordance with the laws and the State of New York, and the terms hereof may only be changed by written agreement duly executed by Maker and Payee.

[Remainder of this page has been intentionally left blank]

G-A-3

IN WITNESS WHEREOF, the Maker has caused this Note to be executed and delivered as of the date first above written.

ZAZA ENERGY CORPORATION

By:
Name:
Title:

G-A-4

ANNEX H

FORM OF RESTATED
CERTIFICATE OF INCORPORATION OF
ZAZA ENERGY CORPORATION

ZaZa Energy Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as of [ • ], 2011:

1. The original Certificate of Incorporation was filed with the Office of the Secretary of State of the State of Delaware on August 4, 2011 (“Certificate of Incorporation”).

2. This Restated Certificate of Incorporation has been adopted and approved in accordance with Section 245 of the General Corporation Law of the State of Delaware and restates and amends the Certificate of Incorporation of the Corporation.

3. The text of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

FIRST:  The name of the Corporation is ZaZa Energy Corporation.

SECOND:  The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”). The Corporation is to have perpetual existence.

FOURTH:

Section 1.  The total number of shares of all classes of stock which the Corporation shall have authority to issue is 275 million consisting of (1) 25 million shares of preferred stock, no par value per share (“Preferred Stock”), and (2) 250 million shares of common stock, par value $0.01 per share (“Common Stock”).

Section 2.  The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

All shares of any one series of Preferred Stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

Section 3.  Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record on all matters on which stockholders generally are entitled to vote. Subject to the provisions of law and the rights of the holders of any class or series of stock having a preference as to dividends over the Common Stock then outstanding, dividends may be paid on the Common Stock at such times and in such amounts as the Board of Directors shall determine. Upon the dissolution, liquidation or winding up of the Corporation, after any preferential amounts to be distributed to the holders of any class or series of stock having a preference over the Common Stock then outstanding have been distributed or set apart for payment, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them, respectively.

FIFTH:  The number of directors constituting the Board of Directors shall be fixed by, or in the manner provided in, the bylaws of the Corporation, provided that such number shall be no less than one (plus such number of directors as may be elected from time to time pursuant to the terms of any series of Preferred Stock that may be issued and outstanding).

SIXTH:  All the powers of the Corporation, insofar as the same may be lawfully vested by this Certificate of Incorporation in the Board of Directors, are hereby conferred upon the Board of Directors. In furtherance and not in limitation of that power, the Board of Directors shall have the power to make, adopt, alter, amend, and repeal from time to time the bylaws of the Corporation and to make from time to time new bylaws of the Corporation; provided, that the Board of Directors shall not have the power to make, adopt, alter, amend or repeal the bylaws of the Corporation or make new bylaws of the Corporation that are inconsistent with the terms of that certain stockholders agreement, dated August 9, 2011, as amended from time to time (the “Stockholders Agreement”), by and among the Corporation, Blackstone Oil & Gas, LLC, a Texas limited liability company, Omega Energy Corp., a Texas corporation, Lara Energy, Inc., a Texas corporation, and the Other Stockholders (as defined therein) that may join the Stockholders Agreement from time to time in accordance with the terms thereof.

SEVENTH:  No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. Any repeal or provision shall be prospective only and shall not adversely affect any limitation of the personal liability of a director of the Corporation existing at the time of such repeal or modification.

EIGHTH:  The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director or officer of the Corporation or (ii) is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL, as the same exists or may hereafter be amended; provided, however, that except as provided in this Article EIGHTH with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Such rights shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article EIGHTH is in effect.

Any repeal or amendment of this Article EIGHTH shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article EIGHTH. Such right shall include the right to be paid by the Corporation expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the DGCL.

If a claim for indemnification hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the DGCL, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board of Directors or any Committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including the Board of Directors or any Committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification by the Corporation is not permissible.

In the event of the death of any person having rights of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement, or otherwise.

The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

As used herein, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

NINTH:  The following provisions shall govern the management of the business and the conduct of the affairs of the Corporation, and the same are in furtherance of and not in limitation of the powers conferred by law:

Section 1  Related Party Transactions.  No contract or other transaction of the Corporation with any other person, firm, corporation or other entity in which the Corporation has an interest, shall be affected or invalidated by the fact that any one or more of the directors or officers of the Corporation, individually or jointly with others, may be a party to or may be interested in any contract or transaction so long as the contract or other transaction is approved by the Board of Directors in accordance with the DGCL. Each person who may become a director or officer of the Corporation is hereby relieved from any liability that might otherwise arise by reason of his or her contracting with the Corporation for the benefit of himself or herself or any firm or corporation in which he or she may be in any way interested.

Section 2  Corporate Opportunities.

(a) In recognition and anticipation that (i) John Hearn, Todd Brooks and Gaston Kearby (together, the “Founding Stockholders”) and their respective Affiliates (as defined below) may serve as directors or officers of the Corporation, and (ii) the Original Stockholders and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Section 2 are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve the Original Stockholders or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

(b) None of any Founding Stockholder or any of his Affiliates (collectively, the “Identified Persons” and, individually, an “Identified Person”) shall have any duty to refrain from directly or indirectly (x) engaging in a corporate opportunity in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (y) otherwise competing with the Corporation, and, to the fullest extent permitted by the DGCL, no Identified Person shall (A) be deemed to have acted in bad faith or in a manner inconsistent with the best interests of the Corporation or its stockholders or to have acted in a manner inconsistent with or opposed to any fiduciary duty to the Corporation or its stockholders or (B) be liable to the Corporation or its stockholders for breach of any fiduciary duty, in each case, by reason of the fact that such Identified Person engages in any such activities, in each case so long as the Identified Person complies in all material respects with the provisions of that certain Non-Competition Agreement, dated August 9, 2011, between a Founding Stockholder and the Corporation, as amended from time to time (a “Non-Competition Agreement”), then applicable to such Identified Person. The Corporation hereby renounces any interest or expectancy in, or in being offered an opportunity to participate in, any such business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates. Except as set forth in the applicable Non-Competition Agreement, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself and the Corporation or any of its Affiliates, such Identified Person shall have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates. To the fullest extent permitted by the DGCL, an Identified Person shall not (A) be deemed to have acted in bad faith or in a manner inconsistent with the best interests of the Corporation or its stockholders or to have acted in a manner inconsistent with or opposed to any fiduciary duty to the Corporation or its stockholders or (B) be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Corporation, in each case, by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself or himself, or offers or directs such corporate opportunity to another Person, in each case so long as the Identified Person complies in all material respects with the provisions of the Non-Competition Agreement then applicable to such Identified Person.

(c) In addition to and notwithstanding the foregoing provisions of this Section 2, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy, except as set forth otherwise in the Non-Competition Agreement then applicable to the applicable Identified Person.

(d) For purposes of this Section 2, (i) “Affiliate” shall mean a Person that, directly or indirectly, is controlled by, controls or is under common control with another Person and shall include any principal, member, director, partner, shareholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation); and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

(e) To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Section 2.

* * * * * *

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by ZaZa Energy Corporation this [ • ] day of [ • ] 2011.

ZAZA ENERGY CORPORATION

By:
Name:
Title:

[Signature Page to Restated Certificate of Incorporation of ZaZa Energy Corporation]

ANNEX I

FORM OF
AMENDED AND RESTATED
BYLAWS
OF
ZAZA ENERGY CORPORATION
A Delaware Corporation
PREAMBLE

These bylaws are subject to, and governed by, the General Corporation Law of the State of Delaware (the “Delaware Corporation Law”) and the certificate of incorporation (as amended and/or restated, the “Certificate of Incorporation”) of ZaZa Energy Corporation, a Delaware corporation (the “Corporation”). In the event of a direct conflict between the provisions of these bylaws and the mandatory provisions of the Delaware Corporation Law or the provisions of the Certificate of Incorporation, such provisions of the Delaware Corporation Law or the Certificate of Incorporation, as the case may be, will be controlling.

ARTICLE ONE:

OFFICE

1.1 Registered Office and Agent.  The registered office and registered agent of the Corporation shall be as designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of the State of Delaware.

1.2 Other Offices.  The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE TWO:

MEETINGS OF STOCKHOLDERS

2.1 Annual Meeting.  An annual meeting of stockholders, commencing with the year following the adoption of these bylaws, shall be held on the third Thursday during the month of May, if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 A.M., or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which time the stockholders shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting.

2.2 Special Meeting.  A special meeting of the stockholders may be called only by the Board of Directors, by the Chairman of the Board, the Chief Executive Officer, the President, or by any holder or holders of record of at least 25% of the outstanding shares of capital stock of the Corporation then entitled to vote on any matter for which the respective special meeting is being called. A special meeting shall be held on such date and at such time as shall be designated by the person(s) calling the meeting and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. Only such business shall be transacted at a special meeting as may be stated or indicated in the notice of such meeting given in accordance with these bylaws or in a duly executed waiver of notice of such meeting. The Board of Directors, the Chief Executive Officer or the President may postpone or reschedule any previously scheduled special meeting.

2.3 Place of Meetings.  An annual meeting of stockholders may be held at any place within or without the State of Delaware designated by the Board of Directors. A special meeting of stockholders may be held at any place within or without the State of Delaware designated in the notice of the meeting or a duly executed waiver of notice of such meeting. Meetings of stockholders shall be held at the principal office of the Corporation unless another place is designated for meetings in the manner provided herein.

2.4 Notice.  Written or printed notice stating the place, day, and time of each meeting of the stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the Chairman of the Board, the Secretary, or the officer or person(s) calling the meeting, to each stockholder of record entitled to vote at such meeting. If such notice is to be sent by mail, it shall be directed to such stockholder at his address as it appears on the records of the Corporation, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at such other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy.

2.5 Notice of Stockholder Business; Nomination of Director Candidates.

(a) At annual meetings of the stockholders, only such business shall be conducted as shall have been brought before the meetings (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board of Directors, or (iii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.5, who shall be entitled to vote at such meeting, and who complies with the notice procedures set forth in this Section 2.5.

(b) Only persons who are nominated in accordance with the procedures set forth in these bylaws shall be eligible to serve as directors. Nominations of persons for election to the Board of Directors may be made at a meeting of stockholders (i) by or at the direction of the Board of Directors (or any duly authorized committee thereof, including the nominating committee as designated in Article Five herein) or (ii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.5, who shall be entitled to vote for the election of directors at the meeting, and who complies with the notice procedures set forth in this Section 2.5.

(c) A stockholder must give timely, written notice to the Secretary of the Corporation to nominate directors at an annual meeting pursuant to Section 2.5(b) hereof or to propose business to be brought before an annual or special meeting pursuant to clause (iii) of Section 2.5(a) hereof. To be timely in the case of an annual meeting, a stockholder’s notice must be received at the principal executive offices of the Corporation not more than 180 days nor less than 120 days before the first anniversary of the preceding year’s annual meeting. To be timely in the case of a special meeting or in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, a stockholder’s notice must be received at the principal executive offices of the Corporation no later than the close of business on the tenth day following the earlier of the day on which notice of the meeting date was mailed or public disclosure of the meeting date was made. For purposes of this Section 2.5(c), “public disclosure” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934. Such stockholder’s notice shall set forth (i) with respect to each matter, if any, that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) with respect to each person, if any, whom the stockholder proposes to nominate for election as a director, all information relating to such person (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director) that is required under the Securities Exchange Act of 1934, as amended, (iii) the name and address, as they appear on the Corporation’s records, of the stockholder proposing such business or nominating such persons (as the case may be), and the name and address of the beneficial owner, if any, on whose behalf the proposal or nomination is made, (iv) the class and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder of record and by the beneficial owner, if any, on whose behalf the proposal or nomination is made, and (v) any material interest or relationship that such stockholder of record and/or the beneficial owner, if any, on whose behalf the proposal or nomination is made may respectively have in such business or with such nominee. At the request of the Board of Directors, any person nominated for election as a director shall furnish to the Secretary of the Corporation the information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee.

(d) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted, and no person shall be nominated to serve as a director, at an annual or special meeting of stockholders, except in accordance with the procedures set forth in this Section 2.5. The chairman of the meeting shall, if the facts warrant, determine that business was not properly brought before the meeting, or that a nomination was not made, in accordance with the procedures prescribed by these bylaws and, if he shall so determine, he shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted and any defective nomination shall be disregarded. A stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section 2.5.

2.6 Voting List.  At least 10 days before each meeting of stockholders, the Secretary or other officer of the Corporation who has charge of the Corporation’s stock ledger, either directly or through another officer appointed by him or through a transfer agent appointed by the Board of Directors, shall prepare a complete list of stockholders entitled to vote thereat, arranged in alphabetical order and showing the address of each stockholder and number of shares of capital stock registered in the name of each stockholder. For a period of 10 days prior to such meeting, such list shall be kept on file at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting or a duly executed waiver of notice of such meeting or, if not so specified, at the place where the meeting is to be held and shall be open to examination by any stockholder, for any purpose germane to the meeting, during ordinary business hours. Such list shall be produced at such meeting and kept at the meeting at all times during such meeting and may be inspected by any stockholder who is present.

2.7 Quorum.  The holders of one-third of the outstanding shares of capital stock entitled to vote on a matter, present in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by law, the Certificate of Incorporation, or these bylaws. If a quorum shall not be present, in person or by proxy, at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy (or, if no stockholder entitled to vote is present, any officer of the Corporation), may adjourn the meeting from time to time without notice other than announcement at the meeting (unless the Board of Directors, after such adjournment, fixes a new record date for the adjourned meeting), until a quorum shall be present, in person or by proxy. At any adjourned meeting at which a quorum shall be present, in person or by proxy, any business may be transacted which may have been transacted at the original meeting had a quorum been present; provided that, if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

2.8 Required Vote; Withdrawal of Quorum.  When a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares of capital stock entitled to vote thereat who are present, in person or by proxy, shall decide any question brought before such meeting, unless the question is one on which, by express provision of law, the Certificate of Incorporation, or these bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question; provided, however, that the vote of the holders of a plurality of the outstanding shares of capital stock entitled to vote in the election of directors who are present, in person or by proxy, shall be required to effect elections of directors. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.9 Method of Voting; Proxies.  Except as otherwise provided in the Certificate of Incorporation or by law, each outstanding share of capital stock, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Elections of directors need not be by written ballot. At any meeting of stockholders, every stockholder having the right to vote may vote either in person or by a proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Each such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy. If no date is stated in a proxy, such proxy shall be presumed to have been executed on the date of the meeting at which it is to be voted. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law.

2.10 Record Date.  For the purpose of determining stockholders entitled (a) to notice of or to vote at any meeting of stockholders or any adjournment thereof, (b) to receive payment of any dividend or other distribution or allotment of any rights, or (c) to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, for any such determination of stockholders, such date in any case to be not more than 60 days and not less than 10 days prior to such meeting nor more than 60 days prior to any other action. If no record date is fixed, then the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.11 Conduct of Meeting.  The Chairman of the Board, if such position has been filled, shall preside at all meetings of stockholders, and, if such position has not been filled or if the Chairman of the Board is absent or otherwise unable to act, the Chief Executive Officer shall preside at all meetings of stockholders unless the Chief Executive Officer position has not been filled or the Chief Executive Officer is absent or otherwise unable to act, in which case the President shall preside at all meetings of the stockholders. The Secretary shall keep the records of each meeting of stockholders. In the absence or inability to act of any such person, such person’s duties shall be performed by the person given the authority to act for such absent or non-acting person under these bylaws or by resolution adopted by the Board of Directors, or if no person has been given such authority, by some person appointed at the meeting.

2.12 Inspectors of Election.  Before any meeting of stockholders, the Board of Directors may appoint any person other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the presiding person may, and on request of any stockholder or stockholder’s proxy shall, appoint inspector(s) of election at the meeting of stockholders. If any person appointed as inspector fails to appear or fails or refuses to act, the presiding person may, upon the request of any stockholder or stockholder’s proxy shall, appoint a person to fill such vacancy.

The duties of these inspectors shall be as follows:

(a) Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies;

(b) Receive votes or ballots;

(c) Herein determine all challenges and questions in any way arising in connection with the right to vote;

(d) Count and tabulate all votes;

(e) Report to the Board of Directors the results based on the information assembled by the inspectors; and

(f) Do any other acts that be proper to conduct the election or vote with fairness to all stockholders.

ARTICLE THREE:

DIRECTORS

3.1 Management.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

3.2 Number; Qualification; Election; Term.  From the Effective Time, as defined in that certain Agreement and Plan of Merger and Contribution, dated as of August 9, 2011 (as amended, modified or supplemented from time to time, the “Merger Agreement”), by and among Toreador Resources Corporation, a Delaware corporation, ZaZa Energy, LLC, a Texas limited liability company, the Corporation, and Thor Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of the Corporation, until the third (3rd) anniversary of the Closing Date (as defined in the Merger Agreement), the Board of Directors shall consist of nine (9) directors. Thereafter, the Board of Directors shall consist of not less than five (5) nor more than fifteen (15) directors. Subject to the preceding sentences, the number of directors which shall constitute the whole Board of Directors shall from time to time be fixed and determined by resolution adopted by the Board of Directors.

3.3 Change in Number.  No decrease in the number of directors constituting the entire Board of Directors shall have the effect of shortening the term of any incumbent director.

3.4 Removal; Vacancies.  Any or all directors may be removed for or without cause at any annual or special meeting of stockholders, upon the affirmative vote of the holders of a majority of the outstanding shares of each class of capital stock then entitled to vote in person or by proxy at an election of such director or directors, provided that notice of the intention to act upon such matter shall have been given in the notice calling such meeting. Newly created directorships resulting from any increase in the authorized number of directors and any vacancies occurring in the Board of Directors caused by death, resignation, retirement, disqualification, removal or other termination from office of any directors may be filled by the vote of a majority of the directors then in office, though less than a quorum, or by the affirmative vote, at a special meeting of the stockholders called for the purpose of filling such directorship, of the holders of a majority of the outstanding shares of capital stock then entitled to vote in person or by proxy at such meeting. Each successor director so chosen shall hold office until his respective successor shall have been duly elected and qualified.

3.5 Meetings of Directors.  The directors may hold their meetings and may have an office and keep the records of the Corporation, except as otherwise provided by law, in such place or places within or without the State of Delaware as the Board of Directors may from time to time determine or as shall be specified in the notice of such meeting or duly executed waiver of notice of such meeting.

3.6 First Meeting.  Each newly elected Board of Directors may hold its first meeting for the purpose of organization and the transaction of business without further notice, if a quorum is present, immediately after and at the same place as the annual meeting of stockholders, unless by unanimous consent of the Board of Directors then elected and serving such time or place shall be changed.

3.7 Election of Officers.  At the first meeting of the Board of Directors after each annual meeting of stockholders at which a quorum shall be present, the Board of Directors shall elect the officers of the Corporation.

3.8 Regular Meetings.  Regular meetings of the Board of Directors shall be held at such times and places as shall be designated from time to time by resolution of the Board of Directors. Notice of such regular meetings shall not be required.

3.9 Special Meetings.  Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, the Chief Executive Officer, the President, or by written request of a majority of the Board of Directors.

3.10 Notice.  The Secretary shall give notice of each special meeting to each director at least four days before the meeting or two days if such notice is delivered by facsimile or electronic transmission. Notice of any such meeting need not be given to any director who, either before or after the meeting, submits a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. The purpose of any special meeting shall be specified in the notice or waiver of notice of such meeting.

3.11 Quorum; Majority Vote.  At all meetings of the Board of Directors, a majority of the directors then in office shall constitute a quorum for the transaction of business. If at any meeting of the Board of Directors there is less than a quorum present, a majority of those present or any director solely present may adjourn the meeting from time to time without further notice. Unless the act of a greater number is required by law, the Certificate of Incorporation, or these bylaws, the act of a majority of the directors present at a meeting at which a quorum is in attendance shall be the act of the Board of Directors. At any time that the Certificate of Incorporation provides that directors elected by the holders of a class or series of stock shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

3.12 Procedure.  At meetings of the Board of Directors, business shall be transacted in such order as from time to time the Board of Directors may determine. The Chairman of the Board, if such position has been filled, and, if such position has not been filled or if the Chairman of the Board is absent or otherwise unable to act, the Chief Executive Officer unless the Chief Executive Officer position has not been filled or the Chief Executive Officer is absent or otherwise unable to act, in which case the President shall preside at all meetings of the Board of Directors. In the absence or inability to act of such persons, a chairman shall be chosen by the Board of Directors from among the directors present. The Secretary of the Corporation shall act as the secretary of each meeting of the Board of Directors unless the Board of Directors appoints another person to act as secretary of the meeting. The Board of Directors shall keep regular minutes of its proceedings which shall be placed in the minute book of the Corporation.

3.13 Action Without Meeting.  Unless otherwise restricted by the Certificate of Incorporation or by these bylaws, any action required or permitted to be taken at a meeting of the Board of Directors, or of any committee of the Board of Directors, may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all the directors or all the committee members, as the case may be, entitled to vote with respect to the subject matter thereof, and such consent shall have the same force and effect as a vote of such directors or committee members, as the case may be, and may be stated as such in any certificate or document filed with the Secretary of State of the State of Delaware or in any certificate delivered to any person. Such consent or consents shall be filed with the minutes of proceedings of the Board of Directors or committee, as the case may be.

3.14 Compensation.  The Board of Directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, paid to directors for attendance at regular or special meetings of the Board of Directors or any committee thereof; provided, that nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity or receiving compensation therefor.

3.15 Interested Directors, Officers and Stockholders.

(a) Validity.  Any contract or other transaction between the corporation and any of its directors, officers or stockholders (or any corporation or firm in which any of them are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of such director, officer or stockholder at the meeting authorizing such contract or transaction or his participation in such meeting or authorization.

(b) Disclosure, Approval.  The foregoing shall, however, apply only if the interest of each such director, officer or stockholder is known or disclosed:

(i) to the Board of Directors and it nevertheless authorizes or ratifies the contract or transaction by a majority of the directors present, each such interested director to be counted in determining whether a quorum is present but not in calculating the majority necessary to carry the vote; or

(ii) to the stockholders and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such interested person to be counted for quorum and voting purposes.

(c) Non-Exclusive.  This provision shall not be construed to invalidate any contract or transaction which would be valid in the absence of this provision.

ARTICLE FOUR:

EXECUTIVE COMMITTEE

4.1 Designation.  The Board of Directors may, by resolution adopted by a majority of the whole board, designate an executive committee, to consist of two or more of the directors of the corporation.

4.2 Authority.  The executive committee, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the business and affairs of the corporation, except where action of the full Board of Directors is required by statute or by the certificate of incorporation, and shall have power to authorize the seal of the corporation to be affixed to all papers which may require it.

4.3 Procedure.  The executive committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

4.4 Removal.  Any member of the executive committee may be removed by the Board of Directors by the affirmative vote of a majority of the whole board, whenever in its judgment the best interests of the corporation will be served thereby.

4.5 Responsibility.  The designation of an executive committee and the delegation of authority to it shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law.

ARTICLE FIVE:

NOMINATING COMMITTEE

5.1 Designation.  From the Effective Time until the third (3rd) anniversary of the Closing Date, the Board of Directors shall designate and maintain a nominating committee comprised of three Directors as selected pursuant to that certain stockholders agreement, dated August 9, 2011, as amended from time to time (the “Stockholders Agreement”), by and among the Corporation, Blackstone Oil & Gas, LLC, a Texas limited liability company, Omega Energy Corp., a Texas corporation, Lara Energy, Inc., a Texas corporation, and the Other Stockholders (as defined therein) that may join the Stockholders Agreement from time to time in accordance with the terms thereof.

5.2 Authority.  The nominating committee is vested with the full power and authority to nominate for election, directors in connection with each annual meeting of the stockholders of the Corporation in accordance with Sections 2.01(d) and 2.01(g) of the Stockholders Agreement. The committee shall have such other duties, functions and powers as the Board of Directors may from time to time prescribe.

5.3 Procedure.  The nominating committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

ARTICLE SIX:

OTHER COMMITTEES

6.1 Designation.  The Board of Directors may designate one or more committees.

6.2 Number; Qualification; Term.  Each committee shall consist of one or more directors appointed by resolution adopted by a majority of the entire Board of Directors. The number of committee members may be increased or decreased from time to time by resolution adopted by a majority of the entire Board of Directors. Each committee member shall serve as such until the earliest of (a) the expiration of his term as director,

(b) his resignation as a committee member or as a director, or (c) his removal as a committee member or as a director.

6.3 Authority.  Each committee, to the extent expressly provided in the resolution establishing such committee, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation except to the extent expressly restricted by law, the Certificate of Incorporation, or these bylaws.

6.4 Committee Changes.  The Board of Directors shall have the power at any time to fill vacancies in, to change the membership of, and to discharge any committee.

6.5 Alternate Members of Committees.  The Board of Directors may designate one or more directors as alternate members of any committee. Any such alternate member may replace any absent or disqualified member at any meeting of the committee. If no alternate committee members have been so appointed to a committee or each such alternate committee member is absent or disqualified, the member or members of such committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

6.6 Regular Meetings.  Regular meetings of any committee may be held without notice at such time and place as may be designated from time to time by the committee and communicated to all members thereof.

6.7 Special Meetings.  Special meetings of any committee may be held whenever called by any committee member. The committee member calling any special meeting shall cause notice of such special meeting, including therein the time and place of such special meeting, to be given to each committee member at least two days before such special meeting. Neither the business to be transacted at, nor the purpose of, any special meeting of any committee need be specified in the notice or waiver of notice of any special meeting.

6.8 Quorum; Majority Vote.  At meetings of any committee, a majority of the number of members designated by the Board of Directors shall constitute a quorum for the transaction of business. If a quorum is not present at a meeting of any committee, a majority of the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. The act of a majority of the members present at any meeting at which a quorum is in attendance shall be the act of a committee, unless the act of a greater number is required by law, the Certificate of Incorporation, or these bylaws.

6.9 Minutes.  Each committee shall cause minutes of its proceedings to be prepared and shall report the same to the Board of Directors upon the request of the Board of Directors. The minutes of the proceedings of each committee shall be delivered to the Secretary of the Corporation for placement in the minute books of the Corporation.

6.10 Compensation.  Committee members may, by resolution of the Board of Directors, be allowed a fixed sum and expenses of attendance, if any, for attending any committee meetings or a stated salary.

6.11 Responsibility.  The designation of any committee and the delegation of authority to it shall not operate to relieve the Board of Directors or any director of any responsibility imposed upon it or such director by law.

6.12 Removal.  Any members of any committee so designated may be removed by the Board of Directors by the affirmative vote of a majority of the whole board, whenever in its judgment the best interests of the corporation will be served thereby.

ARTICLE SEVEN:

NOTICE

7.1 Method.  Whenever by statute, the Certificate of Incorporation, or these bylaws, notice is required to be given to any committee member, director, or stockholder and no provision is made as to how such notice shall be given, personal notice shall not be required and any such notice may be given (a) in writing, by mail, postage prepaid, addressed to such committee member, director, or stockholder at his address as it appears on the books or (in the case of a stockholder) the stock transfer records of the Corporation or (b) by any other method permitted by law (including but not limited to overnight courier service, telegram, telex, facsimile, or electronic transmission). Any notice required or permitted to be given by mail shall be deemed to be delivered and given at the time when the same is deposited in the United States mail as aforesaid. Any notice required or permitted to be given by overnight courier service shall be deemed to be delivered and given at the time delivered to such service with all charges prepaid and addressed as aforesaid. Any notice required or permitted to be given by telegram, telex, or telefax shall be deemed to be delivered and given at the time transmitted with all charges prepaid and addressed as aforesaid.

7.2 Waiver.  Whenever any notice is required to be given to any stockholder, director, or committee member of the Corporation by statute, the Certificate of Incorporation, or these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a stockholder, director, or committee member at a meeting shall constitute a waiver of notice of such meeting, except where such person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE EIGHT:

OFFICERS

8.1 Number; Titles; Term of Office.  The officers of the Corporation shall be a Chief Executive Officer, a President, a Secretary, a Treasurer, and such other officers as the Board of Directors may from time to time elect or appoint, including one or more Vice Presidents (with each Vice President to have such descriptive title, if any, as the Board of Directors shall determine) and a Chief Operating Officer. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Any two or more offices may be held by the same person. None of the officers need be a stockholder or a director of the Corporation or a resident of the State of Delaware.

8.2 Removal; Vacancies.  Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interest of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights. Any vacancy occurring in any office of the Corporation (by death, resignation, removal, or otherwise) may be filled by the Board of Directors.

8.3 Authority.  Officers shall have such authority and perform such duties in the management of the Corporation as are provided in these bylaws or as may be determined by resolution or resolutions of the Board of Directors not inconsistent with these bylaws.

8.4 Compensation.  The compensation, if any, of officers and agents shall be fixed from time to time by the Board of Directors; provided, however, that the Board of Directors may delegate the power to determine the compensation of any non-executive officer and agent (other than the officer to whom such power is delegated) to the Chairman of the Board, the Chief Executive Officer or the President.

8.5 Chairman of the Board.  The Board of Directors may from time to time elect from among its members a Chairman of the Board who may be an officer of the Corporation (but the position of Chairman of the Board shall not be an officer position of the Corporation). The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors and shall have such additional powers and duties as may be prescribed by these bylaws or by the Board of Directors. The Chairman of the Board shall hold such position until his successor shall have been duly elected and qualified, until his death, or he shall resign or shall have been removed in the manner provided herein.

8.6 Chief Executive Officer.  The Chief Executive Officer shall have the general management and control of the Corporation and may sign all certificates for shares of stock for the Corporation. In the absence or inability of the Chairman of the Board to act, the Chief Executive Officer shall exercise all of the powers and discharge all of the duties of the Chairman of the Board. As between the Corporation and third parties, any action taken by the Chief Executive Officer in the performance of the duties of the Chairman of the Board shall be conclusive evidence that the Chairman of the Board is absent or unable to act. The Chief Executive Officer may also hold the position of President.

8.7 President.  The President, subject to the supervision of the Chairman of the Board and the Chief Executive Officer, shall have general executive charge, management, and control of the properties of the Corporation in the ordinary course of its business, with all such powers with respect to such properties as may be reasonably incident to such responsibilities. In the absence or inability of the Chief Executive Officer to act, the President shall exercise all of the powers and discharge all of the duties of the Chief Executive Officer. As between the Corporation and third parties, any action taken by the President in the performance of the duties of the Chief Executive Officer shall be conclusive evidence that the Chief Executive Officer is absent or unable to act. The President may sign all certificates for shares of stock of the Corporation. If there is not a Chief Operating Officer, the President shall have general executive charge, management and control of the operations of the Corporation in the ordinary course of its business, with all such powers with respect to such operations as may be reasonable incident to such responsibilities.

8.8 Chief Operating Officer.  The Chief Operating Officer, if such officer be elected, shall have general executive charge, management and control of the operations of the Corporation in the ordinary course of its business, with all such powers with respect to such operations as may be reasonably incident to such responsibilities. The Chief Operating Officer shall have the usual powers and duties incident to the position of Chief Operating Officer of a corporation, subject to the control of the Board of Directors, the Chairman of the Board, the Chief Executive Officer and the President.

8.9 Vice Presidents.  Each Vice President shall have such powers and duties as may be assigned to him by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and (in order of their seniority as determined by the Board of Directors or, in the absence of such determination, as determined by the length of time they have held the office of Vice President) shall exercise the powers of the President during that officer’s absence or inability to act. As between the Corporation and third parties, any action taken by a Vice President in the performance of the duties of the President shall be conclusive evidence of the absence or inability to act of the President at the time such action was taken.

8.10 Treasurer.  The Treasurer shall have custody of the Corporation’s funds and securities, shall keep full and accurate account of receipts and disbursements, shall deposit all monies and valuable effects in the name and to the credit of the Corporation in such depository or depositories as may be designated by the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President.

8.11 Assistant Treasurers.  Each Assistant Treasurer shall have such powers and duties as may be assigned to him by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. The Assistant Treasurers (in the order of their seniority as determined by the Board of Directors or, in the absence of such a determination, as determined by the length of time they have held the office of Assistant Treasurer) shall exercise the powers of the Treasurer during that officer’s absence or inability to act.

8.12 Secretary.  Except as otherwise provided in these bylaws, the Secretary shall keep the minutes of all meetings of the Board of Directors and of the stockholders in books provided for that purpose, and he shall attend to the giving and service of all notices. He may sign with the Chairman of the Board, the Chief Executive Officer or the President, in the name of the Corporation, all contracts of the Corporation and affix the seal, if any, of the Corporation thereto. He may sign with the Chairman of the Board, the Chief Executive Officer or the President all certificates for shares of stock of the Corporation, and he shall have charge of the certificate books, transfer books, and stock papers as the Board of Directors may direct, all of which shall at all reasonable times be open to inspection by any director upon application at the office of the Corporation during business hours. He shall in general perform all duties incident to the office of the Secretary, subject to the control of the Board of Directors, the Chairman of the Board, the Chief Executive Officer and the President.

8.13 Assistant Secretaries.  Each Assistant Secretary shall have such powers and duties as may be assigned to him by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. The Assistant Secretaries (in the order of their seniority as determined by the Board of Directors or, in the absence of such a determination, as determined by the length of time they have held the office of Assistant Secretary) shall exercise the powers of the Secretary during that officer’s absence or inability to act.

ARTICLE NINE:

CERTIFICATES AND STOCKHOLDERS

9.1 Certificates for Shares.  Shares of stock of the Corporation may be certificated or uncertificated as provided under the Delaware Corporation Law. If shares are certificated, certificates for shares of stock of the Corporation shall be in such form as shall be approved by the Board of Directors. Notwithstanding the foregoing, each holder of uncertificated shares shall be entitled, upon request, to a certificate representing such shares. The certificates shall be signed by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President and also by the Secretary or an Assistant Secretary or by the Treasurer or an Assistant Treasurer. Any and all signatures on the certificate may be a facsimile and may be sealed with the seal of the Corporation or a facsimile thereof. If any officer, transfer agent, or registrar who has signed, or whose facsimile signature has been placed upon, a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. The certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued and shall exhibit the holder’s name and the number of shares. Except as otherwise provided by law, the rights and obligations of holders of uncertificated shares and the rights and obligations of the holders of certificated shares of the same class and series shall be identical.

9.2 Replacement of Lost or Destroyed Certificates.  The Corporation may direct a new certificate or certificates to be issued or may register uncertificated shares in place of a certificate or certificates theretofore issued by the Corporation and alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates representing shares to be lost or destroyed. When authorizing such issue of a new certificate or certificates or the registration of uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance or registration thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond with a surety or sureties satisfactory to the Corporation in such sum as it may direct as indemnity against any claim, or expense resulting from a claim, that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost or destroyed.

9.3 Transfer of Shares.  Shares of stock of the Corporation shall be transferable only on the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives. If such shares are certificated, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation or its transfer agent shall issue a new certificate or register uncertificated shares to the person entitled thereto, cancel the old certificate, and record the transaction upon its books. Upon the receipt of proper transfer instructions of uncertificated shares by the holders thereof in person or by their duly authorized attorneys or legal representatives, such uncertificated shares shall be cancelled, issuance of new equivalent certificated or registration of uncertificated shares shall be made to the stockholder entitled thereto and the transaction shall be recorded on the books of the Corporation.

9.4 Registered Stockholders.  The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

9.5 Regulations.  The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer, and registration or, if the shares are certificated, the replacement of certificates for shares of stock of the Corporation.

9.6 Legends.  The Board of Directors shall have the power and authority to provide that, if the shares are certificated, certificates representing shares of stock bear such legends as the Board of Directors deems appropriate to assure that the Corporation does not become liable for violations of federal or state securities laws or other applicable law.

ARTICLE TEN:

INDEMNIFICATION

10.1 Right to Indemnification.  Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 10.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

10.2 Right to Advancement of Expenses.  In addition to the right to indemnification conferred in Section 10.1, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware Corporation Law requires, an advancement of expenses incurred by an indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 10.2 or otherwise.

10.3 Right of Indemnitee to Bring Suit.  If a claim under Sections 10.1 or 10.2 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware Corporation Law. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct of indemnification set forth in the Delaware Corporation Law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct for indemnification, shall create a presumption that the indemnitee has not met the applicable standard of conduct for indemnification or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article Ten or otherwise shall be on the Corporation.

10.4 Non-Exclusivity of Rights.  The rights to indemnification and to the advancement of expenses conferred in this Article Ten shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Certificate of Incorporation, bylaws, agreement, vote of stockholders or directors or otherwise.

10.5 Insurance.  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware Corporation Law.

10.6 Indemnification of Employees and Agents of the Corporation.  The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article Ten with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

10.7 Nature of Rights.  The rights conferred upon indemnitees in this Article Ten shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article Ten that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

ARTICLE ELEVEN:

MISCELLANEOUS PROVISIONS

11.1 Dividends.  Subject to provisions of law and the Certificate of Incorporation, dividends may be declared by the Board of Directors at any regular or special meeting and may be paid in cash, in property, or in shares of stock of the Corporation. Such declaration and payment shall be at the discretion of the Board of Directors.

11.2 Reserves.  There may be created by the Board of Directors out of funds of the Corporation legally available therefor such reserve or reserves as the directors from time to time, in their discretion, consider proper to provide for contingencies, to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the Board of Directors shall consider beneficial to the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

11.3 Books and Records.  The Corporation shall keep correct and complete books and records of account, shall keep minutes of the proceedings of its stockholders and Board of Directors and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

11.4 Reliance upon Books, Reports and Records.  Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

11.5 Fiscal Year.  The fiscal year of the Corporation shall be fixed by the Board of Directors; provided, that if such fiscal year is not fixed by the Board of Directors and the selection of the fiscal year is not expressly deferred by the Board of Directors, the fiscal year shall be the calendar year.

11.6 Seal.  The seal of the Corporation shall be such as from time to time may be approved by the Board of Directors.

11.7 Resignations.  Any director, committee member, or officer may resign by so stating at any meeting of the Board of Directors or by giving notice to the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary. Such resignation shall take effect at the time specified therein or, if no time is specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

11.8 Telephone Meetings.  Members of the Board of Directors and members of a committee of the Board of Directors may participate in and hold a meeting of such Board of Directors or committee by means of a conference telephone or similar communications equipment by means of which persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 11.8 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

11.9 Time Periods.  In applying any provision of these bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

11.10 Invalid Provisions.  If any part of these bylaws shall be held invalid or inoperative for any reason, the remaining parts, so far as it is possible and reasonable, shall remain valid and operative.

11.11 Headings.  The headings used in these bylaws have been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.

11.12 References.  Whenever herein the singular number is used, the same shall include the plural where appropriate, and words of any gender should include the other gender where appropriate.

11.13 Amendments.  The Board of Directors may, upon the affirmative vote of a majority of the directors then serving, make, adopt, alter, amend, and repeal from time to time these bylaws and make from time to time new bylaws of the Corporation (subject to the right of the stockholders entitled to vote thereon to adopt, alter, amend, and repeal bylaws made by the Board of Directors or to make new bylaws); provided that the Board of Directors shall not have the power to make, adopt, alter, amend or repeal the bylaws of the Corporation or make new bylaws of the Corporation that are inconsistent with the terms of the Stockholders Agreement.

Approved and Adopted as of [ • ].